05013676

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: CSI Wireless

*CURRENT ADDRESS: 4110 - 9th Street SE
Calgary, Alberta T2G 3C4

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FILE NO. 82- 34943 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mr

DAT : 1/19/06

CSI WIRELESS INC.

CONTINUOUS DISCLOSURE

RULE 12g3-2b EXEMPTION APPLICATION

INDEX OF DOCUMENTS

VOLUME 1

1. Revised Initial Annual Information Form for the year ended December 31, 2002 dated January 1, 2004.
2. News Release dated January 29, 2004.
3. News Release dated February 11, 2004.
4. News Release dated February 13, 2004.
5. News Release dated February 13, 2004.
6. Material Change Report dated February 13, 2004.
7. Letter Concerning the Addition of a Recipient Agency dated February 19, 2004.
8. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
9. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
10. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
11. Underwriting Agreement dated March 2, 2004.
12. News Release dated March 3, 2004.
13. Qualifying Issuer Certificated dated March 3, 2004.
14. Audited Annual Financial Statements dated March 4, 2004.
15. News Release dated March 9, 2004.
16. Notice of Shareholder Meeting and Record Date, dated March 11, 2004.
17. Mutual Reliance Review System Decision Document dated March 17, 2004.
18. 2003 Annual Report dated March 19, 2004.
19. Management's Discussion & Analysis of Financial Condition and Results of Operations, effective March 19, 2004.
20. Preliminary Short Form Prospectus dated March 23, 2004.

21. Mutual Reliance Review System Decision Document dated March 23, 2004.

22. Notice of Acceptance for Filing dated March 25, 2004.

23. Short Form Prospectus dated March 29, 2004.

24. Auditors' Consent Letter dated March 29, 2004.

25. Mutual Reliance Review System Decision Document dated March 30, 2004.

26. Notice dated April 12, 2004 of Special and Annual General Meeting of Shareholders to be held on May 27, 2004.

27. Notice dated April 12, 2004 of Special and Annual General Meeting and Management Proxy Circular.

28. News Release dated April 20, 2004.

29. News release dated April 27, 2004.

30. Ontario Securities Commission Annual Participation Fee for Reporting Issuers for the financial year ending December 31, 2004.

31. Instrument of Proxy for the Special and Annual General Meeting of Shareholders filed April 29, 2004.

32. Letter Confirming Material Sent to the Registered Shareholders dated April 30, 2004.

33. Interim Management's Discussion & Analysis for the first quarter end March 31, 2004, dated May 7, 2004.

34. Interim Report for the first quarter end March 31, 2004, effective May 7, 2004.

35. Certification of Interim Filings During Transition Period, dated May 12, 2004.

36. Certification of Interim Filings During Transition Period, dated May 12, 2004.

37. Confirmation of Material Sent to the Registered Share Holders dated May 14, 2004.

38. Annual Information Form for the Fiscal Year ended December 31, 2003, dated May 14, 2004.

39. Notice of Filing of Renewal Annual Information Form dated May 18, 2004.

40. News release dated May 27, 2004.

41. Report in Respect of Voting Results held on and dated May 27, 2004.

42. News release dated June 3, 2004.

43. News release dated June 11, 2004

44. News release dated June 22, 2004.

45. Material Change Report dated June 28, 2004.

46. News Release dated July 6, 2004.

47. Material Change Report dated July 7, 2004.

48. News Release dated July 14, 2004.

49. News Release dated July 15, 2004.

50. News Release dated July 20, 2004.

51. News Release dated August 4, 2004.

52. Confirmation Letter of Interim Report Sent to Shareholders dated August 12, 2004.

53. Management's Discussion & Analysis – Second Quarter Ended June 30, 2004.

54. Interim Report for the Second Quarter End June 30, 2004.

VOLUME 2

55. Certification of Interim Filings During Transition Period dated August 12, 2004.

56. Certification of Interim Filings During Transition Period dated August 12, 2004.

57. News Release dated September 8, 2004.

58. News Release dated October 4, 2004.

59. News Release dated October 14, 2004.

60. News Release dated October 26, 2004.

61. News Release dated November 2, 2004.

62. Management's Discussion & Analysis Third Quarter Ended September 30, 2004, effective November 12, 2004.

63. Interim Report for the Third Quarter Ended September 30, 2004, effective November 12, 2004.

64. Certification of Interim Filings During Transition Period dated November 12, 2004.

65. Certification of Interim Filings During Transition Period dated November 12, 2004.

66. Confirmation Letter of Interim Report Sent to Shareholders dated November 15, 2004.

67. News Release dated February 18, 2005.

68. News Release dated February 18, 2005.

69. News Release dated March 1, 2005.

70. Meeting of Shareholders Notification dated March 11, 2005.

71. Management's Discussion & Analysis for the Year Ended December 31, 2004, dated March 15, 2005.

72. News Release dated March 17, 2005.

73. General By-Laws, dated April 23, 1996.

74. CSI Wireless Plan Share Option Plan dated April 1996.

75. Wireless Link Acquisition Share Option Plan.

76. Certificates/ Articles of Amendment and Incorporation.

77. News Release dated March 24, 2005.

78. News Release dated March 28, 2005.

79. News Release dated March 28, 2005.

80. Certification of Interim Filings During Transition Period dated March 28, 2005.

81. Certification of Interim Filings During Transition Period dated March 28, 2005.

82. Audited Annual Financial Statements as of March 28, 2005.

83. 2004 Annual Report.

84. Material Change Report dated March 28, 2005.

85. Ontario Securities Commission Annual Participation Fee for Reporting Issuers for the Year End, December 2005.

86. Notice of Filing of Annual Information Form dated March 31, 2005.

87. Renewal Annual Information Form for Year End December 31, 2004.

88. News Release dated April 5, 2005.

89. News Release dated April 5, 2005.

90. Eligible Institutional Investor Report for Period Ending March 31, 2005.

91. Notice of Special and Annual General Meeting of Shareholders dated April 5, 2005

92. Notice of Special and Annual General Meeting and Information Circular-Proxy Statement, dated April 5, 2005.

93. Form of Proxy for Special and Annual General Meeting to be held May 25, 2005.

94. News Release dated April 11, 2005.

95. News Release dated April 11, 2005.

96. Letter Regarding Withdrawal of Submission dated April 13, 2005.

97. Material Change Report dated April 18, 2005.

98. News Release dated April 19, 2005.

99. Management's Discussion & Analysis for First Quarter End March 31, 2005.

100. Letter Confirming Materials Sent to Shareholders dated May 4, 2005.

101. Interim Report For the First Quarter dated May 5, 2005.

102. News Release dated May 5, 2005.

103. Report Filed By Eligible Institutional Investor for the period ending April 30, 2005.

104. Certification of Interim Filings During Transition Period dated May 12, 2005.

105. Certification of Interim Filings During Transition Period dated May 12, 2005.

106. Letter of Confirmation of Material sent to Shareholders, dated May 16, 2005.

107. Report on Respect to Voting Results dated May 25, 2005.

108. News Release dated May 25, 2005.

109. News Release dated May 24, 2005.

110. News Release dated June 6, 2005.

111. News Release dated June 8, 2005.

112. News Release dated June 28, 2005.

113. News Release dated July 26, 2005.

114. News Release dated August 4, 2005.

115. News Release dated August 4, 2005.

116. Interim Financial Statements for the six months ended June 30 2005.

117. Certification of Interim Filings during Transition Period dated August 5, 2005

118. Certification of Interim Filings During Transition Period dated August 5, 2005.

119. National Instrument 62-103 Report Filed by Eligible Institutional Investor Under Part 4 for the period ending July 31, 2005.

120. Code of Conduct effective January 1, 2005, last amended July 1, 2005.

121. Interim Management's Discussion & Analysis for the six months ended June 30, 2005.

122. Business Acquisition Report Form 51-102F4 dated April 8, 2005.

123. Confirmation of Mailing of Interim Report for the period ending June 30, 2005.

124. Press Release dated August 9, 2005.

125. Press Release dated August 16, 2005.

csi wireless

REVISED INITIAL ANNUAL INFORMATION FORM

For the fiscal year ended

December 31, 2002

January 1, 2004

G:\051434\0068\AIF 07.doc

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS....3
CERTAIN INTERPRETATION MATTERS....5
THE CORPORATION....5
Corporate Structure....5
General Development and History of the Corporation....5
RECENT DEVELOPMENTS....7
BUSINESS OF THE CORPORATION....8
WIRELESS BUSINESS UNIT....8
General....8
Industry Background and Trends....9
The CSI Wireless Solution....12
Business Strategy....13
Products....14
Research and Product Development....15
Marketing, Sales and Distribution....16
Customers....16
Competition....17
Manufacturing....17
Facilities....18
Personnel....18
GPS BUSINESS UNIT....18
General....18
Industry Background and Trends....18
The CSI Wireless Solution....20
Business Strategy....21
Products....22
Research and Product Development....24
Marketing, Sales and Distribution....26
Competition....26
Manufacturing....27
Facilities....27
Personnel....27
BUSINESS RISKS....27
SELECTED CONSOLIDATED FINANCIAL INFORMATION....30
Selected Annual Information....30
Selected Quarterly Information (3 months ended)....31
Dividend Policy....31
Future operations....31
MANAGEMENT'S DISCUSSION AND ANALYSIS....31
MARKET FOR SECURITIES....31
DIRECTORS AND OFFICERS....31
Conflicts of Interest....33
MANAGEMENT....34
ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE....35

GLOSSARY OF TERMS

Certain capitalized words and terms used throughout this Annual Information Form are defined below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time;

"**AMPS**" means the Advanced Mobile Phone Service, a standard system for analog signal cellular telephone service in the United States and other countries. The term originally used by AT&T refers to its cellular technology. The AMPS standard has been the foundation for the industry in the United States, although it has been slightly modified in recent years. 'AMPS-compatible' means equipment designed to work with most cellular telephones;

"**ASP**" means applications service provider;

"**AVL**" means automatic vehicle location, the ability to pinpoint the location of a vehicle within a given range;

"**CDMA**" means code division multiple access, a digital technique used by cellular network carriers to transmit voice or data by assigning each user a code and spreading the transmission over several frequencies;

"**Circuit Switched**" means a switching technique that establishes a dedicated and uninterrupted connection between the sender and the receiver;

"**Common Shares**" means the Common Shares in the share capital of the Corporation and "**Common Share**" means any one of them;

"**Corporation**" or "**CSI**" or "**CSI Wireless**" or "**Company**" means CSI Wireless Inc., a company incorporated pursuant to the ABCA;

"**CSI LLC**" means CSI Wireless LLC, a wholly-owned subsidiary of CSI Wireless Corporation, incorporated pursuant to the laws of the state of Delaware, with operations located in California;

"**DGPS**" means differential GPS, a method of obtaining improved position accuracies (in the order of 1 to 5 meters) from an otherwise limited stand-alone GPS. This is accomplished through broadcasting differential corrections from a fixed known location to a GPS unit equipped with a DGPS receiver;

"**DSP**" means digital signal processor;

"**EDGE**" means Enhanced Data Rates for Global Evolution;

"**GIS**" means geographic information system;

"**GPRS**" means general packet radio service, an extension to the GSM standard to include packet data services.

"**GPS**" means global positioning system, consisting primarily of a constellation of 24 satellites controlled by the U.S. Department of Defense. The system is designed to provide world wide positioning services with an accuracy of approximately 10 to 15 meters;

"**GPS Unit**" is the operating business unit of CSI which designs, manufactures and markets precision GPS positioning products for multiple markets including marine navigation, precision farming, geographic information systems, hydrographic surveying and automatic vehicle location;

"**GSM**" means the global system for mobile communications, the European standard for digital cellular telephone systems, see also TDMA;

"**IP**" means Internet protocol;

"**LED**" means light emitting diode;

"**M-commerce**" means mobile commerce;

"**OEM**" means original equipment manufacturer and in the context of CSI means those OEM customers who utilized the CSI developed PCB module (such as the SBX-3A) as a "plug-in and use" add on into an existing equipment package supplied to the OEM's customers;

"**Packet Switched**" means a technique for sending digital data in packets through a network to a remote location. The data sent is assembled by the 'modem,' into individual packets of data;

"**PCB**" means printed circuit board;

"**RTK**" means real-time kinematic, a positioning technique that delivers very high accuracy positioning on the order of a few inches;

"**Satloc**" means Satloc LLC., a wholly-owned subsidiary of CSI Wireless Corporation, incorporated pursuant to the laws of the State of Delaware, with operations located in Arizona;

"**TDMA**" means time division multiple access, a digital technique used by cellular network carriers to transmit voice or data by assigning each user a particular time slot on a frequency allowing a large number of users to access (in sequence) a single radio frequency channel without interference by allocating unique time slots to each user within each channel;

"**Telematics**" or "**telematics**" means in-vehicle communications of data and/or voice to provide services such as roadside assistance, security, and location-based connectivity.

"**Telemetry**" or "**telemetry**" means a wireless system for the transmission of data (either digital or analog) for remote monitoring;

"**TSX**" means the Toronto Stock Exchange;

"**UMTS**" means Universal Mobile Telecommunications Services, the European term for wireless systems based on the IMT-2000 standard;

"**Wireless**" refers to radio-based systems that allow transmission of telephone and/or data signals through the air without a physical connection, such as a metal wire or fiber optic cable;

"**Wireless Unit**" is the operating business unit of CSI that designs, manufactures and markets products that allow companies to remotely monitor and manage assets using existing cellular networks to send and receive business - critical data;

ANNUAL INFORMATION FORM

CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Corporation" or "CSI Wireless" or "CSI" or the "Company" include CSI Wireless Inc. and its predecessors and subsidiaries as a whole. Certain terms have the meanings specified in the Glossary.

THE CORPORATION

CSI was incorporated as Canadian Systems International Inc. under the laws of the Province of Alberta on July 31, 1990. On October 26, 1992 the Corporation changed its name to Communication Systems International Inc. Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a redesignation of the Corporation's Class A Common Shares to Common Shares, a stock split of the Common Shares on a 12,500 for 1 basis and to delete the "private company" share transfer restrictions. On June 21, 2000 by articles of amendment, the Corporation changed its name to CSI Wireless Inc. CSI designs and manufactures low cost precision products for the global positioning system ("GPS") industry and wireless data and communications industries. The Corporation's registered and head office is located at 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4.

Corporate Structure


CSI Wireless Inc.
(Alberta)
CSI Wireless
Corporation
(Delaware)
CSI Wireless LLC
(Delaware)
Satloc LLC
(Delaware)

The Corporation has three wholly-owned subsidiaries: CSI Wireless Corporation, Satloc LLC ("Satloc") and CSI Wireless LCC. Each subsidiary is incorporated under the laws of the state of Delaware. In this annual information form, the "Corporation", the "Company", "CSI Wireless" and "CSI" refer to CSI Wireless and its subsidiaries as a whole unless the context otherwise requires.

CSI Wireless is organized into two operating business units: the Wireless Unit and the GPS Unit. The Wireless Unit has 39 employees and the GPS Unit has 100 employees. In addition, 9 employees, including the President, perform corporate functions which are not directly attributed to either operating unit.

General Development and History of the Corporation

The Corporation commenced operations in 1990 with the introduction of its first radio receiver product. In 1993, CSI introduced and sold its first DGPS radio beacon product, the MBX-1 unit, which plugged into a regular GPS system to provide differential corrections enhancing the user's overall positioning accuracy. In 1994, the Corporation broadened its product line by offering a printed circuit board ("PCB") card to OEM customers that

require the differential corrections gained by inserting the PCB card into their electronic equipment. In 1995, the Corporation introduced a combined self-contained GPS/DGPS unit.

In October 1996, CSI acquired ownership of the beacon receiver technology used for DGPS utilized by it and entered into an exclusive license arrangement for the loop antenna (except for one pre-existing license) utilized with its technology.

In March 1997, the Corporation completed an initial public offering of 2,400,000 Common Shares for gross proceeds of $6 million and its Common Shares commenced trading on the TSE.

In June 1997, CSI acquired all of the outstanding shares of Leading Edge, a manufacturer of a variety of cables, including those used by the Corporation. CSI purchased the shares for cash consideration of $130,000.

In December 1997, CSI introduced its SBX-2 intelligent radio beacon receiver engine and introduced an L-band receiver product that received both satellite and beacon station differential correction data. CSI also released its ABX-3 automatic differential beacon receiver in April 1998, being the first of a new series of high performance dual channel digital DGPS beacon receivers targeted at the leisure marine and in-shore fisheries market.

In April 1999, CSI's new "smart antenna", the SBA-1, was commercialized and made available for distribution. The SBA-1 combines the SBX-2 with CSI's low cost antenna and is utilized primarily in the marine industry.

On June 24, 1999, CSI acquired certain portions of the business and assets of Satloc, Inc. (the "Satloc Assets") with an effective date of April 4, 1999. Satloc, Inc. was founded in 1992 and is a global supplier of aerial and ground-based precision guidance systems using DGPS technology and has gained acknowledgment in the industry for its GPS aerial swath guidance systems for agriculture and other applications.

The acquisition of the Satloc Assets provided several strategic advantages to CSI including:

- New products - the combined research and development expertise, using complimentary technologies, assists the Corporation in generating competitive, low-cost products.

- New markets - the acquisition has added market share in the aerial guidance systems market, along with several DGPS guidance applications for other markets, including precision agriculture and GIS.

- Distribution - the Satloc Assets have been integrated into CSI's worldwide sales channels and distributors and users have access to a wider variety of products from a single source.

- Critical mass - the acquisition has provided operating cost efficiencies and has permitted further expansion into the U.S. market and abroad.

Total consideration paid for the Satloc Assets was $6,069,627, consisting of subordinated debt for $2,220,000 and cash of $3,849,627. Contingent consideration of up to $1,550,000 (USD) (approximately $2,300,000 CDN) of Series 1 Shares is payable over a five year period subject to the future performance of the "Satloc" business. As at the date hereof, 1,511,000 Series 1 Shares have been issued and are outstanding. The Series 1 Shares are not convertible before April 1, 2004, except in the event of a change in control of CSI. The conversion price is the greater of $1.00 (CDN) or the 30-day average trading price prior to April 1, 2004 (the "Conversion Date"). The conversion price is subject to anti-dilution provisions and adjustments for currency fluctuation until the Conversion Date at which time the conversion price will be fixed. In no event will more than 5,000,000 Common Shares be issued to satisfy conversion rights of the Series 1 Shares. The Series 1 Shares are redeemable at the request of Satloc on or after April 1, 2004 and by CSI after April 1, 2007.

In September 1999, CSI submitted applications for provisional patents on two key technologies, one for the AVL-1, which is focused on using differential technology in vehicular applications and the other on the filter architecture used in the new SBX-3 beacon receiver released in September 1999.

In March of 2000, the Corporation completed a rights offering of 1,635,221 Common Shares for gross proceeds of $2,616,354.

In June 2000 the Corporation completed an offering of 945,946 special warrants for gross proceeds of $2,364,865.

On June 30, 2000, CSI completed the acquisition of all of the issued and outstanding shares (the "Wireless Link Shares") of Wireless Link Corporation ("Wireless Link"). Wireless Link, founded in 1987, was a privately held company located in the Silicon Valley, primarily engaged in the business of developing, manufacturing, licensing and selling technology and products associated with location-based wireless data communications applications. Wireless Link's products included wireless modems and asset-tracking products.

The acquisition of Wireless Link provided several strategic advantages to CSI including:

- Technology - Wireless Link has an extensive proprietary technology portfolio and expertise covering a wide range of wireless platforms.
- Integration - Certain of the Wireless Link products combine wireless and GPS technology. CSI has a high level of expertise in GPS technology that will contribute to the success of these products.
- Markets - The addition of wireless technology and products brings access to markets that are forecast to grow dramatically in the near term.

Total consideration paid for the Wireless Shares consisted of the issuance by CSI of an aggregate of 4,400,000 Common Shares. In addition, CSI agreed to issue an additional 1,000,000 Common Shares as incentive shares, for no additional consideration, for the benefit of certain management and employees of Wireless Link. (See "Executive Compensation - Wireless Link Incentive Share Administration Plan"). The Corporation also granted to employees of Wireless Link an aggregate of 950,000 options to purchase Common Shares. See "Executive Compensation - Share Option Plans".

On February 23, 2001 the Corporation completed an offering of 3,153,866 Special Warrants, issued at a price of $3.25 for gross proceeds of $10,250,065.

On June 26, 2002, subsequent to amending the terms of the outstanding share purchase warrants, 705,000 warrants were exercised at a price of $2.65 per share for proceeds of $1,868,250.

During 2002, the Wireless Business Unit product releases included the new Motorola-branded FX800t fixed wireless telephone, and the Asset-Link 100 and Asset-Link 200 telematics products. The GPS Business Unit released leading edge products including the Vector heading sensors and Seres smart antenna.

On November 21, 2002, the Corporation completed a private placement of 1,643,655 common shares and common share purchase warrants. The shares were issued at a price of $1.30 per share for gross proceeds of $4,273,502. The warrants entitled the holders to acquire an aggregate of 1,643,655 common shares at a price of $1.80 per share and were exercised on December 18, 2003.

RECENT DEVELOPMENTS

During 2003, CSI Wireless announced, among other things, the following developments:

- On May 28, 2003, CSI Wireless announced that it had signed an agreement with FleetBoss Global Positioning System Solutions Inc. ("FleetBoss") to supply a customized version of CSI Wireless' Asset-Link 200 product as hardware for FleetBoss' systems for monitoring fleet vehicles. The agreement provided that FleetBoss will purchase approximately $2,000,000 of Asset-Link 200 units from CSI Wireless during the following 24 months.

- On June 17, 2003, CSI Wireless announced that it had received purchase orders from RHS Inc. for CSI Wireless' Outback S® and Outback 360® products valued at approximately $11,000,000 for CSI Wireless.

- On July 2, 2003, CSI Wireless announced that it had been awarded a patent on its ceramic frequency filter for differential GPS correction signals. The patented filter is a key element in CSI Wireless' MBX3 Differential GPS Receiver.

- On July 15, 2003, CSI Wireless announced that it had been awarded a patent for its antenna splitter technology found in the AVL-1 Antenna Signal Splitter which uses the vehicle's standard AM/FM radio antenna to receive accuracy enhancing differential GPS signals for the automotive market.

- On August 11, 2003, CSI Wireless announced that it had successfully closed an offering of 3,305,750 units issued at a price of $1.60 per unit for gross proceeds of approximately $5.3 million. Each unit was comprised of one CSI Wireless common share and one warrant to purchase a CSI Wireless common share. Each whole warrant entitles the holder to acquire one CSI common share at a price of $2.00 until August 8, 2005.

- On October 1, 2003, CSI Wireless announced that it had been denied a claim against a previous customer for alleged breach of contract and that total expenses, including legal fees, tribunal hearing charges, inventory write-offs and other costs related to the claim were expected to be approximately $1.2 million in the third quarter of 2003.

- On October 6, 2003, CSI Wireless announced that Brian Hamilton, the Company's Executive Vice-President and Chief Financial Officer, resigned and that Cameron Olson, the Company's Vice-President of Finance for the Wireless Business Unit had been named the Company's new Chief Financial Officer.

- On October 16, 2003, CSI Wireless announced the launch of its new Asset-Link™ 400 asset tracking and telematics product.

- On December 2, 2003, CSI Wireless announced that it had received an initial $2.1 million purchase order from RHS Inc. for CSI Wireless' new GPS Assisted Automatic Steering System that RHS Inc. has named eDrive®.

- On December 8, 2003, CSI Wireless announced the introduction of two new products for the global aerial guidance market, namely, LiteStar II, a low-cost entry-level guidance system, and AerialACE, an automated variable rate flow control system for aerial spraying.

- On December 17, 2003, CSI Wireless announced that it had expanded its partnership with BrightStar Corporation to develop a GSM (global system for mobile communications) version of its Motorola-branded FX 800t fixed wireless telephone.

- On December 18, 2003, CSI Wireless announced that a total of 1,862,262 common share purchase warrants were exercised by the holders thereof resulting in the receipt of proceeds of $3,124,654.

BUSINESS OF THE CORPORATION

WIRELESS BUSINESS UNIT

General

Through its Wireless Unit, CSI Wireless designs, manufactures and markets products that allow companies to remotely monitor and manage assets using existing cellular networks for mobile resource management. The Company has been developing cellular technology and products since 1987 and has created an extensive portfolio of intellectual property that enables it to develop products that operate on a variety of wireless platforms. The Company recently launched its fixed wireless telephone for Tier 3 markets where wireless products compete against

local phone companies and for developing countries that lack sufficient wired infrastructure. The Company's Asset-Link™ line of products offer solutions for mobile asset management, safety and security applications, Telematics, and fleet management. The Company's cellular CVDM modems are available as "drop-in" modules for integration by OEMs and ASPs into existing mobile and stationary asset management applications such as fleet management and automatic meter reading. All of these products are positioned to provide one of the few solutions in the industry that provides customers with a tri-mode analog and digital capability at the same price point as previous analog-only products.

In addition to the products described above, the Company also designs and develops cellular radios on a contract basis. Although this activity is not seen as a significant margin-generating activity on its own account, it furthers the development of the Company's wireless intellectual property portfolio and will be leveraged into the Company's product offerings.

Industry Background and Trends

The wireless communications industry has seen significant growth with over 145.4 million current cellular subscribers in the United States according to the Cellular Telecommunications Industry Association ("CTIA"), up from 34 million subscribers in 1995 (CTIA website: www.wow-com.com - May 8, 2003). This growth has occurred as a result of declining cost, broadening network coverage, expanding product features and improved reliability. While the majority of wireless use has been voice-based, the transmission of wireless data for commercial and consumer applications is beginning to enjoy significant growth. The industry remains in transition as digital 2.5 generation ("2.5G") networks begin to reach the major metropolitan markets, while in the rural areas traditional cellular remains the primary means of wireless connectivity. Providing nation-wide digital coverage will not be possible for several years and therefore companies like CSI Wireless, that produce multi-mode (analog and digital) hardware, continue to enjoy an advantage for mobile markets. The Telematics market growth to date has been based primarily on analog cellular products, and as a result, there is a large opportunity to not only provide OEMs with a transition to digital technology, but to also address the estimated emerging opportunity for the retrofit of over 4 million commercial and consumer vehicles. For new customers, service growth in mobile resource management and Telematics is expected to be split evenly for the next few years between commercial sectors and consumer devices.

Wireless Communications Technologies

The North American public wireless voice and data communications industry is comprised of several technologies used together or individually by about 100 wireless service providers.

First Generation Technologies - Analog Circuit-Switched. The Advanced Mobile Phone Service ("AMPS") is a circuit-switched, analog wireless technology and is currently the most widely used North American wireless technology due to its broad geographic coverage. AMPS operates using Frequency Division Multiple Access ("FDMA") which assigns each user a unique frequency channel for the duration of its telephone conversation. Because there are a limited number of frequency channels available in a given cellular area, AMPS telephone networks have a limited capacity that can result in loss of service in high usage areas.

Second Generation ("2G") Technologies - Digital Circuit-Switched. Since the early 1990's, digital techniques that convert analog voice signals into digital data for transmission have been developed to improve the efficiency, security and reliability of wireless transmission and to enable advanced services such as text messaging. These technologies are used in conjunction with FDMA circuit-switched technology and increase capacity by sharing the frequency channels between users.

Time Division Multiple Access ("TDMA") is a digital wireless technology that increases the number of potential users in an area by assigning each user a specific timeslot on a common frequency channel, thereby allowing up to eight users to transmit on the same channel. Of the 2G technologies TDMA networks have by far the largest footprint in the western hemisphere with more than 48% of the geographic markets covered. Globally, TDMA subscribers represent about 9.5% of worldwide cellular subscribers (EMC World Cellular Database – March 2003).

The Global System for Mobile Communications ("GSM") established in Europe is the international standard, and the worldwide leader, for digital wireless transmission. GSM claims approximately 72% of the global digital wireless market with global subscribers in excess of 820 million. This represents an increase of almost 200 million subscribers since the beginning of January 2002 (EMC World Cellular Database – March 2003). Many carriers have announced plans to convert their networks to GSM in the coming years, therefore, these subscriber numbers are expected to continue to increase.

Code Division Multiple Access ("CDMA") is a 2G digital technology that splits wireless signals into pieces that are tagged with a user's code. These pieces are spread over several frequencies and are reassembled at the receiver. Like TDMA and GSM, this process permits a more comprehensive use of the available frequency channels. Worldwide, CDMA subscribers represent about 12.5% of worldwide cellular subscribers (EMC World Cellular Database – March 2003).

Digital Control Channel. Control channels are digital channels that are used by the cellular networks for the transmission of information related to call initiations between cellular systems and cellular customers. Once a cellular call is initiated, the message in handed over to a voice channel by the network. SMS (short message service) also uses the control channel to communicate message data between users. Other cellular service providers also utilize these control channels to send small data messages over existing cellular networks and provide reliable transmission technique for applications that require lower data rate communications such as fixed telemetry and fleet management. Control channel data, currently implemented only on analog systems, is expected to migrate rapidly to digital networks. Cellemetry LLC and Aeris Communications, Inc. ("Aeris") are the exclusive operators of control channel services on analog networks in both North and South America.

Second Generation Technologies – Digital Packet-Switched. Circuit-switched wireless networks require that users be assigned a frequency channel and maintain the connection throughout the conversation, after which time the connection is terminated. Users are charged based on the total connection time. Using "packet-switched" technologies, cellular users remain connected to the wireless network without having a channel assigned unless data is being transferred. Therefore, cost is based only on the data transferred, not the time connected. This is accomplished because data is accumulated in "packets" and sent in short bursts enabling a very efficient utilization of frequency channels. Relative to circuit-switched technologies, these technologies result in significant improvements in technical and economic performance.

Emerging Technologies – Third Generation ("3G") Technologies. 3G technologies will replace or augment existing networks with new standards. The primary 3G technologies being developed are:

- Enhanced Data Rates for Global Evolution ("EDGE")
- CDMA-2000
- Wideband CDMA ("wCDMA")

EDGE, sometimes referred to as a 2.5G technology, is an intermediate step on the GSM networks prior to a full 3G implementation. EDGE has the unique advantage of offering data speeds to GSM users that are better than today's best dial-up networks, with only a software enhancement.

The ultimate transition to 3G technologies will require not only additional hardware and infrastructure investment, it will also require additional spectrum. Since the US has not yet auctioned its 3G spectrum, the dates for 3G deployment in the US remain questionable. Some carriers in Europe are petitioning governments for partial refunds on their spectrum purchases, based on world-wide delays. As a result of these, and other factors, most analysts don't expect widespread deployment of 3G technologies for 3-5 years. Notwithstanding these delays, 3G technologies when they do arrive, will provide data transmission rates that will enable a much broader range of applications depending on wireless data transmission such as mobile computing and the mobile internet.

Wireless Data Applications Markets

Historically, the success of the wireless data transmission applications, such as those used in the automotive telematics and asset management markets, has been restricted by several factors including the high cost of wireless service and hardware, a lack of ubiquitous and reliable coverage, and business processes and systems that did not support the implementation of wireless technologies. However, recent developments in the industry have begun to mitigate these issues:

- *Broad coverage* – The growth in wireless networks has resulted in full coverage of North America through a variety of service providers and technologies.
- *Wireless service cost improvements* – The increase in the number of cellular subscribers has resulted in a reduction in cost associated with wireless service. The Strategis Group (2001) reported that the average US price per minute for cellular telephone service declined from US$0.58 in 1993 to US$0.21 in 2000. In addition to reductions in the cost of voice networks, new data services such as those offered by Aeris.net, Cellemetry, and digital SMS messaging are reducing the cost of service for lower data rate applications.
- *Wireless hardware cost reductions* – New technology and the expanding user base are resulting in a continuing reduction in the cost of wireless hardware.
- *Increasing data transmission rates* – Emerging technologies are increasing data transmission rates, improving the effectiveness of many wireless data applications.
- *Systems Integrators* – Systems integrators and application service providers are developing services that simplify the implementation of wireless data applications across the wireless vertical markets.
- *Early entrants* – Early adopters of wireless data applications, such as utilities companies and public safety organizations, are demonstrating that existing products and services can be adopted efficiently and effectively and result in significant operating advantages.

As a result of the improvements in the environment for wireless data communications, numerous applications are being identified and pursued by product manufacturers, wireless networks, systems integrators, ASPs and end users. These include applications in the following vertical markets.

Telematics. Telematics, a term coined by Mercedes Benz, refers to in-vehicle communications of data and/or voice to provide roadside assistance, security, location-based connectivity or other driver and passenger needs. Examples include an automatic call for emergency assistance, including precise location information, if an airbag is deployed; the ability to have a wireless, hands-free conversation with a call centre following an accident; or the ability of a remote call centre to open car doors where the keys have been locked in the car. Allied Business estimates that there will be 6.5 million registered users in North America by the end of 2005, up from 3.7 million at the end of 2002.

Fleet and Asset Management. Businesses that employ large or high-value mobile fleets such as taxis, rental cars, transport trailers, heavy equipment, agricultural equipment, armored cars and delivery trucks often bear unnecessary costs associated with lack of information regarding the location and operation of these fleets. By having complete location and other operating information, efficiency can be improved by optimizing fleet utilization, freeing up operating capital, reducing operating costs and improving customer service. In addition to operating improvements, losses from theft of both vehicles and cargo can be reduced, geographic fences can be defined and operating performance can be monitored.

Fixed Wireless Local Loop. Fixed wireless local loop ("WLL") refers to the use of wireless technologies to provide voice and data communication services to residential or business customers rather than connecting such customers to networks using copper wire. Typically, WLL has been seen as a solution to reduce the infrastructure costs associated with widespread telecommunications delivery in developing countries.

The significant advances in wireless technologies and systems supporting wireless commercial and consumer applications has resulted in the infrastructure being in place for dramatic growth in wireless data applications. This infrastructure is expected to continue to grow at a significant pace as emerging technologies come into place and as hardware manufacturers and systems integrators continue to develop applications that result in effective and efficient products that streamline activities for businesses and individuals.

The CSI Wireless Solution

CSI Wireless is a leader in the design, manufacture and marketing of advanced wireless communications devices, primarily for the wireless transmission of critical 'state' information for commercial and consumer applications. The Company's technology portfolio includes a wide variety of wireless protocols that enable a range of solutions dependent on business and personal needs. The following characteristics describe the competitive advantages associated with the Company's products.

Breadth of Proprietary Wireless Technologies. CSI Wireless has been a pioneer in wireless communications technologies since 1987 and has developed a proprietary portfolio of wireless technologies that serve a wide range of applications. This wide range of technologies is incorporated into our products enabling customers to select the technology most appropriate for the needs of the specific application with respect to data rate, frequency of messages, geographic coverage, cost and others. Table 1 describes the Company's existing wireless technology portfolio.

Table 1 - Wireless Core Technology

Air Interface	Network	Status
AMPS	AMPS Cellular	In Production
Aeris MicroBurst	AMPS Cellular Control Channel	In Production
Verizon WIN[4]	AMPS Cellular	In Production
TDMA PCS	TDMA 800/1900	In Production
GSM	GSM and AMPS	In Development
CDMA	CDMA and AMPS	In Development

The Company intends to continue to incorporate appropriate emerging wireless standards into its products as the respective networks become available on a broad basis. The Company's strategy includes integration of GPS technology with all of the protocols listed above. The wireless technology roadmap the Company plans to follow at this time is:

Current Portfolio	See above
Q4, 2003	GSM/GPRS/AMPS
Q1, 2004	CDMA/AMPS
Late 2004	EDGE
2006+	Global UMTS (wCDMA)

Proprietary Positioning Technologies. CSI Wireless has been a leader in designing high precision positioning technologies since 1990 and is one of only a few companies competing in the wireless location markets owning both wireless and positioning technologies. The Company has a proprietary portfolio of technology related to GPS, DGPS and antenna technologies. These technologies are an important component of devices that access wireless vertical markets requiring wireless location solutions.

Strong Partnerships in the Fixed Wireless Market. CSI Wireless has established and continues to develop two very strong relationships for its fixed wireless products. CSI has a strategic relationship with Brightstar Corp., one of the leading distributors of Wireless products in Latin America, and through Brightstar, CSI has developed a relationship with Motorola. The primary fixed wireless product designed and manufactured through CSI Wireless - the FX800t - is branded by Motorola. Through CSI's relationship with Brightstar, CSI has strong opportunities to sell products in

Latin America. Through its relationship with Motorola, CSI has access to a recognized brand for Wireless products, and also has benefited from Motorola's strength in product quality and manufacturing.

Price. While the Company uses a global manufacturing partner to achieve low manufacturing costs, and high quality, its proprietary radio and GPS designs, and its radio and GPS design capabilities, provide it with a cost advantage over many of its competitors. In addition, CSI has also focused on reducing the cost in customer applications. As an example, the Company has incorporated control channel technologies into its products providing a low cost alternative to customers requiring low data rate transmission capabilities.

Telematics Market & Application Knowledge. CSI is a pioneer in the aftermarket telematics and mobile resource management field. Through its work in telematics and mobile resource management it has developed an understanding of market needs, applications and the required elements to delivering end customer solutions. Having delivered a number of end customer solutions into various verticals in these markets, CSI is uniquely positioned to help many of the new solutions providers succeed in addressing markets.

Ease of Use. CSI Wireless' products are designed for ease of use. The Company offers its development customers a developer's kit that supports the integration of its products into customers' systems or processes. Products are designed to be scalable, allowing for functionality consistent with customer and application need, yet providing manufacturing efficiencies through economies of scale.

Quality. The Company's products are engineered to high standards and are subjected to extensive testing. The Wireless Unit has adopted an external manufacturing strategy and has established relationships with large manufacturing companies that meet high quality standards (including ISO 9000 Certification).

Business Strategy

CSI Wireless' objective is to be a leading global provider of wireless communications devices providing mission-critical business and personal information to its users. Key elements in the Company's wireless business strategy include:

Expand Technology Portfolio. The Company's research and development capabilities have been, and will continue to be the key driver to success in the rapidly evolving wireless markets. The Company intends to continue to expand its technology offerings by developing its wireless and positioning technology portfolios and by implementing strategies to protect its proprietary technology. The Company intends to continue to seek opportunities to design cellular products on behalf of cellular product manufacturers with the goal of expanding its technology base along the roadmap outlined previously.

Implement Disciplined Product Development. Formal product development processes are necessary to increase the assurance that the Company develops the right products, on-time, on-budget and on-schedule. These processes will link the following activities:

- Business Development (Ideas Inventory, Opportunities Identification)
- Product Management (Business Case, Marketing Specifications, Complete Product Life Cycle Management, Communications, Reporting, Beta Testing)
- Program Management (Engineering Project Management, Design Verification Testing)
- Production Management (Design for Manufacturability, Design for Test, Materials Optimization, Production Planning)
- Product Termination Management

Diversify Markets. Recent history has shown that new markets for technology advance at varying rates based upon many factors that are difficult to predict. In the near term, the Company intends to target the following vertical markets:

- Automotive Telematics
- Fleet and Asset Management
- Fixed Wireless Local Loop

Develop Multi-Market Multi-Protocol Products. There does not exist, nor does management believe there will exist in the foreseeable future, a perfect single data network for mobile wireless data services. High infrastructure development costs and ongoing operational costs demand that the number of mobile users required to support any wireless network is in the tens of millions. Today there are not a sufficient number of mobile data users, and if there were, the same factors that constrain the deployment of wireless voice networks would also apply to data networks and mobile wireless applications. Based on this view, CSI Wireless is developing products that incorporate a variety of its wireless communications technologies intended to serve a variety of vertical markets and customer needs. Both the hardware and the communications costs will be reduced through the economies of scale that arise from this approach.

Expand and Develop Strategic Relationships. The wireless communications industry environment is extensive, competitive and rapidly changing. Management believes that in this environment, it is critical to develop and maintain strategic relationships with suppliers, communications network suppliers, systems integrators, original equipment manufacturers, and industry associations. These relationships provide the Company with access to broad distribution channels, new sales opportunities, technology insights and market intelligence.

Broaden Procurement Power. The wireless communications hardware industry has been faced, and in management's opinion will continue to face, severe components shortages as a result of the dramatic growth in demand for wireless products. The Company is developing and implementing strategic procurement strategies to enhance its purchasing power.

Enhance Manufacturing Quality and Capacity. The Company has adopted an External Manufacturing ("EM") strategy in order to focus its capital on the development of technology and products designed to achieve its business strategy. The Company has established relationships with EM companies designed to ensure a high quality product with capacity for production growth in the face of expanding market opportunities.

Pursue Focused Acquisitions. Where appropriate, the Company will supplement internal growth and technology development with acquisitions when such acquisitions are viewed by management as assisting in the acceleration of the achievement of the Company's business strategy.

Invest in Intellectual Capital. CSI Wireless believes that the people in all levels of the organization have been, and will continue to be the key factor in the achievement of its objectives. As such, the Company will continue to place a high priority on its intellectual capital.

Products

CSI Wireless uses the communications technology it designs to build wireless products that allow commercial and individual users to maintain contact with their stationary or mobile assets using a variety of wireless infrastructure.

Asset-Link™. The Company's *Asset-Link™* product line, uses public wireless networks to give enterprise management real time visibility to infrastructure, vehicles, cargo and people. The *Asset-Link™* product line is a technologically integrated solution for mobile asset management that combines cellular connectivity, GPS, and embedded intelligence to collect, process and deliver business information. This product is used by customers in automotive telematics, safety and security applications, fleet management and asset management applications such as truck and trailer fleets, heavy equipment and automobile rentals.

Fixed Wireless Telephone. The Company's Fixed Wireless Telephone is branded by Motorola, with a product name of FX800t. It is a fixed base three watt digital (TDMA) wireless telephone. This product resembles a typical desktop or wall-mounted telephone but communicates wirelessly using cellular networks rather than linking to traditional copper wire telephone networks. The phones are used as part of wireless local loops, primarily in rural areas and developing countries where current landline systems are either unavailable or inadequate. In developing countries, wireless local loop telephone systems often represent the fastest and most cost-effective method of providing basic telecommunications services. The company also sells a similar product, the Base One, in markets where Motorola branding does not apply.

Wireless Modems. The CVDM™ family of products are .6W and 3-Watt cellular modem modules for analog and digital networks used by OEMs, systems integrators and ASPs for applications including fleet management and telematics.

The following table outlines the CSI Wireless product line:

Product	Applications	**Technology**	**Status**
Asset-Link™	Safety and Security Fleet Management Telematics	Cellemetry or MicroBurst™/GPS AMPS/ /GPS AMPS/GSM/CDMA/GPS	In Production In Production In Development
Fixed Wireless Telephones - Motorola FX800t - Base One	Wireless telephone delivery to residential and commercial locations	TDMA 800	In Production
Wireless Modems (CVDM™ Family)	Fleet Management (OEM) Telematics (OEM)	Aeris.net MicroBurstAMPS	In Production In Production

Research and Product Development

The primary objective of the Company's engineering group is a clear focus on the product development supporting key contracts and supporting progression along the Company's technology roadmap. Opportunities viewed as having low strategic or low economic value will not be entertained.

Current Activities

CSI Wireless has targeted major manufacturers of over the road trucks and construction/agriculture equipment in connection with development and distribution relationships. CSI is developing a family of low-cost high performance products for this market. The Asset-Link™ family of products will include several air interface protocols to match networks throughout North America and the world. CSI Wireless is developing a GSM-based Asset-Link™ product to address the needs of these manufacturers' international partners as well as the digital product needs of North American customers. Management believes that by offering these companies a single protocol (Asset-Link™ PDI-Packet Data Interface) that operates over the AMPS cellular network in the U.S., and will also operate over the GSM networks of the world, the usefulness of these products to multi-national customers will be greatly enhanced. It is intended that this technology will be further leveraged across the Company's products with a view to providing other international opportunities to the Company.

In the telematics market segment, CSI Wireless announced in 2003 a development/supply agreement with Directed Electronics Corporation ("Directed") for an advanced low-cost telematics product. CSI Wireless delivered the first units to Directed in April 2003.

CSI Wireless is completing cost reduction activities on its current fixed wireless telephone. It is also finalizing its plans to develop and manufacture a GSM based fixed wireless phone.

Marketing, Sales and Distribution

The Wireless Unit does not typically distribute its products directly to end users. Rather, the Company has adopted a strategy of distributing its products through major OEMs, system integrators and service providers. OEMs typically integrate products into their own products and supply value-added services to end users through their own established dealer and parts distribution networks. System integrators and service providers usually provide end-to-end solutions directly to the end user by reselling CSI's products and value-added services to specific vertical markets (e.g. AirIQ, PeopleNet, and Datacom).

In 2001, a comprehensive Channel Partner Program was put in place to expand the Company's relationships with significant customers and to improve the discipline with which the Company manages customer relationships. In 2002, that program was further expanded with Product Training classes included with Development Kits and a more focused effort to establish CSI as the hardware supplier of choice with Telematics market-makers.

CSI Wireless has developed relationships with approximately 12 key distribution partners who the Company believes are or will become key market leaders in their chosen verticals. These manufacturers, systems integrators and service providers integrated CSI Wireless' PDI protocol into their customer solutions. All of these partners will be encouraged to sign up as a channel partner where they will receive marketing assistance, training, applications engineering support and sales leads in return. Currently CSI has 10 companies signed up to the channel partner program. The purpose of this program is to ensure that CSI Wireless provides maximum support to the market-makers and leverages its ability to distribute dramatically more product than has been sold directly to its customers.

The Wireless Unit of CSI Wireless sells its products primarily to customers in the Americas, however, overseas sales are expected commencing in the fourth quarter as new GSM-based products are introduced and sales and marketing activities are expanded internationally. Approximately 83% of its 2002 sales were to customers in the United States, 15% in Canada, and approximately 2% in other countries.

Customers

Table 1 provides a representative selection of CSI customers:

Original Equipment Manufacturers	Systems Integrators/Service Providers	Distributors (Branding)
PeopleNet Communications Corporation	AirIQ Inc. HeavyTrack.com, Inc. Televoke, Inc. Datacom	Directed Electronics (Viper, Clifford) Brightstar (Motorola)

Many of the manufacturers that use CSI Wireless' products are their own systems integrators, using the Company's products and software to build solutions for their customers. For example, CSI Wireless' customer, AirIQ Inc., is a systems integrator. They take the Asset-Link™ 200 product and build it into a solution to provide fleet and asset management solutions for their customers, which include a number of rental car companies

On December 17, 2002, CSI announced that it had signed a Supply Agreement with Datacom Wireless Corporation, based in Montreal, Quebec, to supply Asset-Link™ 100 telematics hardware for Datacom's MOBILUS stolen vehicle recovery system. Datacom deployed several thousand units throughout 2003.

On January 9, 2003, the Company announced an agreement to be the exclusive telematics product provider to Directed Electronics, Inc., one of the world's largest after-market vehicle security system and remote vehicle starter manufacturer. CSI's Asset-Link™ product will be the hardware device in this product offering which will be marketed under the Directed Electronic's brands Viper, Clifford, Python and Automate. Directed Electronic's largest retail dealers include Best Buy and Circuit City in the United States and Best Buy and Future Shop in Canada.

Competition

CSI Wireless views its primary competitors by product as follows:

Product	Key Competitors
Asset-Link™	Motorola, Inc. Trimble Navigation Limited Orbcomm Global, L.P. Aercept Maxon WebTech Wireless
Fixed Wireless Telephone	Telular Ericsson LG
Wireless Modems	Ericsson Skybility

Manufacturing

CSI Wireless out sources most of our wireless device manufacturing to two external manufacturers: MACK Technologies (Mexico) and Calcomp Electronics (Thailand). By outsourcing our manufacturing activities, CSI Wireless benefits by:

- allowing us to focus on our core competencies which include research & development and sales & marketing.
- gaining access to the latest equipment, process knowledge and manufacturing expertise without making capital investment in facility costs.
- realizing significant financial benefits through high efficiency and superior capital utilization to a business model that leverages these resources among multiple customers.
- capturing lowest total component costs through global volume purchasing programs.
- producing high quality products in a ISO certified facility.

Management believes that the drivers of success in the manufacturing area include:

1. Quality Systems

    (a) Component engineering and standardization

    (b) Document control

    (c) Engineering change ("EC") management

    (d) Quality audits

2. Time to Market

    (a) New Product Introduction ("NPI") programs and reviews.

(b) Flexibility in design change and product enhancements.

(c) Responsiveness to customer requirements and market demand.

3. Product Cost Reduction

(a) Design Cost Reductions

(b) Supply Chain programs and Vendor cost reduction programs/negotiation

(c) Component selection at the design level.

Facilities

The Wireless Unit currently leases approximately 7000 square feet of office space in Milpitas, Santa Clara County, California. A significant component of the Unit's research and development activities are located in this leased facility. In addition, the Wireless Unit utilizes space in the Calgary facilities.

Personnel

At December 31, 2002, the Wireless Unit has 39 employees, in total, with 20 in Research and Development, 9 in Sales and Marketing, 5 in Operations and 5 in Finance and Administration. Of these totals, 11 engineers, 2 Sales and Marketing employees and 1 part-time Administrative employee work out of the Milpitas location.

GPS BUSINESS UNIT

General

Through its GPS Unit, CSI Wireless designs, manufactures and markets precision GPS positioning products for multiple markets including marine navigation, precision farming, geographic information systems, hydrographic surveying and automatic vehicle location. The Company's products include high accuracy DGPS receivers, autonomous GPS receivers, OEM engines (PCB-based GPS and DGPS sensors), GPS and DGPS antennas, and precision aerial and ground guidance systems.

Industry Background and Trends

The Global Positioning System

The United States Department of Defense ("DoD") operates a reliable, 24 hour per day, all weather GPS. This system consists of ground control facilities, end users, and a constellation of 24 satellites (plus active spares) orbiting the Earth at an altitude of approximately 22,000 km.

How GPS Works. GPS satellites transmit coded information to users at band frequencies (1.575 GHz) that allows user equipment to calculate a range to each satellite. GPS is a timing system - ranges are calculated by timing how long it takes for the GPS signal to reach the user's GPS antenna. The GPS receiver calculates the range by multiplying the time of transit of the signal by the speed of light.

To calculate a geographic position, the GPS receiver uses a complex algorithm incorporating satellite coordinates and ranges to each satellite. Reception of any four or more of these signals allows a GPS receiver to compute 3D coordinates. Tracking of only three satellites reduces the position fix to 2D coordinates (horizontal with fixed vertical). The GPS receiver calculates its position with respect to the phase center of the GPS antenna.

GPS Services. The positioning accuracy offered by GPS varies depending upon the type of service and equipment available. For security reasons, two GPS services exist: the Standard Positioning Service (SPS) and the Precise

Positioning Service (PPS). The US DoD reserves the PPS for use by its personnel and authorized partners. The SPS is provided free of charge, worldwide, to all civilian users.

In order to maintain a strategic advantage the US DoD has in the past artificially degraded the performance of the SPS so that the positioning accuracy is limited to 100 meters 95% of the time. This intentional degradation is called Selective Availability (SA). On May 1, 2000, SA was reduced to zero, effectively turning off the degradation. The intention of this change was to stimulate the development of applications that utilize GPS technology, together with the related social and economic benefits.

With SA effectively turned off, autonomous GPS is able to achieve a horizontal accuracy on the order of 10 to 15 meters (95% confidence).

Differential GPS

The purpose of DGPS is to remove the effects of ionospheric errors, timing errors, and satellite orbit errors, while enhancing system integrity. Prior to May 1, 2000, DGPS also reduced the impact of SA.

How it Works. DGPS involves setting up a reference GPS receiver system at a point of known coordinates. This receiver makes distance measurements, in real-time, to each of the GPS satellites, which include any errors present in the system. The base station receiver calculates what the true range should be, without errors, knowing its own coordinates and those of each satellite. The difference between the known and measured range to each satellite is the range error. This error is the amount that must to be removed from each satellite distance measurement in order to correct for errors present in the system.

Real-Time DGPS. To correct for system errors in real-time, the GPS base station transmits the range error corrections to remote receivers using wireless communications. The remote receiver corrects its satellite range measurements using these differential corrections, yielding a more accurate position. This approach is the predominant DGPS strategy used for real-time applications.

Positioning using corrections generated by DGPS radio beacons provides a horizontal accuracy of 1 to 5 meters with 95% confidence. Positioning using corrections generated by Wide Area Augmentation Systems ("WAAS") of other L-Band differential networks provides a horizontal accuracy of 1 meter or better with 95% confidence. CSI's SLX2 technology is capable of centimeter level accuracy with short range (1 to 10 km) base station and radio link.

Differential GPS Services

The Company currently offers receiver equipment that is compatible with three main correction services: beacon DGPS, L-band satellite DGPS, and Space Based Augmentation Systems ("SBAS").

Beacon DGPS. Many marine authorities around the world have installed networks of medium frequency (283.5 to 325 kHz) beacons that broadcast free GPS correction information to users. When in range of a beacon, these signals may be used to differentially correct a GPS position. The achievable accuracy depends on the sophistication of the GPS receiver used, however, it will range from 1 to 5 meter accuracy.

An advantage of this free of charge service over satellite-based services is that beacon signals are able to provide excellent coverage around obstacles, similar to how AM radio signals are able to penetrate tree canopy or diffract around obstacles such as buildings and other structures. The disadvantages include its susceptibility to noise interference by man-made equipment and the decreasing applicability of correction information as users move away from the base station.

L-Band DGPS. Currently, two private organizations provide differential corrections to the positioning industry by transmitting correction data via an L-band communication satellite. These two services are the OmniSTAR (OmniSTAR, Inc.) and Racal Landstar (Racal Electronics Plc) systems. Both services are subscriber-based, however, their advantage is that they provide signal coverage to the majority of the world.

As networks of reference stations are used to provide correction information throughout the coverage regions, the correction data is optimized so that it does not degrade as readily as a single reference station services, such as beacon DGPS. The value of this feature is improved consistency of performance as compared to conventional services, improving confidence of system users. Although the performance of L-band systems is more consistent than single base station systems, the overall accuracy provided is similar.

As these services broadcast in the L-band, similar to GPS, they are line of sight signals. The satellite must be in view of the antenna at all times, or acquisition may be lost.

Space Based Augmentation Systems. Space Based Augmentation Systems ("SBAS") usually refer to the wide area DGPS systems being constructed for aviation use. The most notable network currently under construction is the US Federal Aviation Administration's ("FAA") Wide Area Augmentation System ("WAAS"). This network is similar to that of OmniSTAR in that it uses satellite transponders to relay correction information back to Earth.

These free of charge systems have been developed primarily for aviation navigation. They use a different methodology for correcting GPS errors than beacon or L-band services. Instead of attempting to solve for the sum of errors as observed by measurements to each satellite, this system attempts to solve for each error separately. The advantage of this approach is that if the errors, including satellite orbit, clock, and ionospheric errors can be determined separately, a more consistent level of accuracy can be achieved in comparison to range measurement methods. Even though the elegance of this correction technique will likely improve the consistency of accuracy further over L-band services, it will provide a similar level of overall accuracy to beacon and L-Band services.

Another benefit of WAAS, and other compatible SBASs, is that their signal is broadcast at the same frequency as GPS, allowing suitably designed GPS receiver systems to track both GPS and WAAS. This saves overall system cost as compared to requiring a separate differential receiver for beacon or L-band. However, a drawback of transmitting data at the GPS frequency is that the signal is line of sight, increasing the potential for loss of the signal.

As these systems are being developed for regional coverage, the FAA's WAAS provides excellent coverage to the majority of the United States and parts of Canada and Mexico. Coverage over other regions of the world are the responsibilities of respective authorities. The overall goal of SBAS is to develop an interoperable GPS augmentation system covering the majority of air traffic routes. It is likely that this will ultimately provide coverage to the majority of the world.

In addition to WAAS, SBASs are currently under construction in other regions of the world. The European Space Agency is deploying the European Geostationary Overlay System ("EGNOS"). The Japan Civil Aviation Bureau ("JCAB") is developing the MTSAT Satellite-based Augmentation System ("MSAS"). Efforts to begin the construction of similar and compatible GPS augmentation systems by other aviation authorities around the world will likely occur in the next few years.

The CSI Wireless Solution

CSI Wireless has been a leader in the design and manufacture of competitive, high accuracy GPS positioning devices since 1990. The following characteristics describe the competitive advantages associated with the Company's products.

Technology. The Company's technology portfolio has been expanded beyond DGPS technology through strategic acquisitions. The GPS Engineering team has brought two generations of GPS, beacon, L-band and SBAS DGPS technologies to market and has become known in the industry for innovation and creativity as a result of achievements such as:

- CSI Wireless was the first company to successfully bring a combination GPS beacon receiver module to market able to offer a competitive price-point and a compact form-factor.

- CSI developed an AM/FM beacon antenna coupler that uses the existing AM/FM vehicle antenna for supply of the beacon signal to the beacon receiver.

- The Company developed a high quality beacon receiver design that provides superior immunity to man-made noise, resulting in high performance under noisy conditions.

- The new SLX-2 and SX1 module provides sub-5 cm accuracy positioning for advanced applications by incorporating Real-Time Kinematics ("RTK") technology.

- Cost reductions have been continually achieved through initiatives such as the combination of GPS and differential receivers in one module to share common resources and the design of integrated antennas.

- The Company has developed a GPS heading sensor that combines two GPS receivers and two antennas into a single enclosure to provide heading information to within a half-degree accuracy.

Range of Options. The Company's DGPS products are compatible with all three primary sources of differential corrections currently available: beacon, L-Band and SBAS. This provides customers with the option of selecting the technology that is most compatible with the application considering several factors including the required precision and cost. To date, none of the DGPS correction sources has proven itself as an industry standard as each service has advantages and disadvantages when compared to the others.

Price. The GPS Unit has distinguished itself as a low-cost provider of GPS positioning devices while maintaining a high level of performance, features and quality. The Company continues to pursue means of reducing the cost of its products in order to maintain its competitive advantage. For example, the Company recently created a higher degree of silicon integration between the GPS and DGPS components for certain of its products, thereby giving rise to significant cost savings.

Reliability. The Company's products are designed to meet very high standards with respect to reliability in a wide range of applications and environments. For example, the Company is currently implementing a high agricultural standard, EP455, against which to evaluate its products. This will ensure that its products are able to withstand the harshest environments.

Quality. CSI Wireless has selected external manufacturers that meet very high standards for quality, and internally continues to maintain high standards of quality control and documentation to ensuring continued high quality products.

Ease of Use. The Company's products are designed for simple integration with its customers' applications and/or products. In addition, a significant investment is made in customer support in an effort to ensure that customers have the resources that they need to get full benefit from the products. For example, the Company adds and modifies software, as required, to permit tailored integration of its products with customer applications.

Business Strategy

Expand Technology Portfolio. The GPS Unit's success in the past has been driven by the ability of the research and development team to develop new positioning technology, respond to environmental and market changes, and apply creativity and innovation in the development of new products that meet the evolving demands of its customers. The Company intends to continue to focus on technology leadership and innovation.

Optimize Product Cost. The Company intends to continue to aggressively pursue opportunities to reduce or optimize the cost of its products by balancing functionality, performance and quality with customer need and through design and manufacturing improvements.

Expand and Develop Strategic Relationships. Management believes that strategic relationships with suppliers, OEMs and other customers enable it to realize value from the Company's technology while avoiding or reducing the dedication of resources to many areas. For example, the Company's partnership with RHS Inc. to design and build the Outback family of guidance products has increased the Company's share of the ground agricultural market significantly.

Enhance Manufacturing Quality and Capacity. The Company has focused on the maintenance of high quality standards for manufacturing. Time and resource investments in quality development, design and manufacturing processes are designed to ensure that the Company's products will continue to meet the needs of its customers for functionality, performance and quality.

Pursue Focused Acquisitions. Where appropriate, the Company intends to supplement internal growth and technology development with acquisitions where this will accelerate the achievement of the Company's business strategy.

Invest in the Company's Intellectual Capital. CSI Wireless believes that the people in all levels of the organization have been, and will continue to be the key factor in the achievement of its objectives. As such, the GPS Unit will continue to place a high priority on its intellectual capital. CSI Wireless now has patent applications underway which will provide us with critical intellectual property rights to develop.

Products

Precision Guidance for Agriculture

CSI Wireless' precision guidance products for agricultural use include the AirStar M3, SwathStar M3, and new CornerPost. The AirStar M3 is a high-performance aerial guidance system, while the SwathStar M3 is a high-performance land-based guidance system. Both are very accurate for spraying, swathing, mapping, yield monitoring and soil sampling.

The CornerPost, introduced in June 2002, is for use with CSI's SwathStar M3 and LiteStar ground-based agricultural guidance systems. Because the CornerPost can achieve one-inch accuracy, it is ideal for precisely spaced row-crops while planting, cultivating, bedding and installing irrigation. The CornerPost virtually eliminates crop damage that occurs if planting, cultivating or other equipment deviates only a few inches to the left or right from prescribed rows.

The CornerPost's very high accuracy is mainly due to its two GPS receivers. One is a "base station" and the other is a "rover", mounted to the tractor. The base receiver is fully automatic, and can be quickly moved from field to field. A single base receiver can broadcast GPS corrections to an unlimited number of roving receivers, so farmers within a six-mile radius can share the CornerPost's costs.

CSI Wireless' precision guidance products for the agriculture industry's OEMs include the extremely popular Outback® S and Outback® 360, both of which were developed and built under contract for RHS Inc. RHS Inc. has a well-established distribution network in North America, and recently established similar networks in Central and South America, Australia and Europe.

The Outback® S features a highly accurate DGPS and Wide Area Augmentation System (WAAS) receiver. It enables farmers to navigate their fields with minimal overlap, whether in straight lines or contours, in any visibility – including darkness. Eliminating overlap saves enough time, fuel, fertilizer and insecticide that Outback® S purchasers say they typically recoup the costs of their new, easy-to-install-and-operate guidance systems in only 12 to 18 months.

The Outback® 360 is an accessory product to the Outback® S. It is a computerized visual aid system that features a high-resolution colour display that effectively enables farmers to look down from the sky – monitoring the progress of their tractors and farming implements as they move across their fields, while collecting and processing data.

In January 2003, CSI Wireless and RHS Inc. introduced a third member of the Outback® product line. The Outback® Hitch is the first GPS product designed and built especially for guiding agricultural implements such as planters, sprayers and cultivators. It ensures that tractor-pulled implements follow precise paths – which reduces crop damage and operator fatigue, while achieving new efficiencies in cost-sensitive farming operations. The Outback® Hitch enables the hitch or link between the agricultural implement and tractor to automatically adjust left-or-right to remain precisely on track.

OEM Precision Guidance

CSI Wireless' other OEM precision guidance products, most of which are designed to serve markets other than agriculture, include the SBX-3A, the SLX-2, the Evolution and the SX-1.

The SBX-3A is a Differential GPS engine that augments a separate GPS receiver with free accuracy-enhancing correction data from networks of stations located throughout the world. The resulting positioning accuracy of the GPS receiver is between one and five metres.

The SLX-2 is a Differential GPS engine equipped to receive additional accuracy-enhancing data from two global sources – the fee-charging OmniSTAR system, and/or freely available SBAS such as the United States' WAAS, the EGNOS, and Japan's MSAS.

The Evolution and SX-1 are printed circuit board (PCB) modules that CSI Wireless introduced in April 2002. They are the industry's first truly affordable methods of receiving DGPS and SBAS signals all on one circuit board. The Evolution can achieve accuracies of two or three metres, and is ideal for various applications including marine. The higher-performance SX-1 features CSI Wireless' unique COAST™ and e-Dif™ technology that enable it – like the SLX-2 – to continue to effectively use out-dated differentially corrected data for up to 40 minutes without any significant accuracy degradation. The SX-1 is accurate to less than one metre, and ideal for applications such as precision guidance in agriculture, and geographic information systems (GIS) & mapping.

GPS Heading Sensors

CSI Wireless introduced its Vector line of GPS heading sensors in October 2002. Representing an entirely new core technology for the Company, the sensors enable users to maintain very accurate headings at substantially less than the cost of traditional gyrocompasses, or of competing GPS systems. The Vector line incorporates CSI Wireless' exclusive COAST™ technology as described below.

The Vector PRO is designed for marine use, and the Vector Sensor for the rapidly emerging "machine control" market – including agricultural and heavy construction equipment – that depends on very accurate headings.

The Vector PRO is a "smart antenna" system that combines two GPS receivers and two antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station Real-Time Kinematic (RTK) technique, the Vector ST provides heading information to within half-degree (0.5) accuracy – enough to replace gyrocompasses for many applications at a fraction of the cost. It is capable of receiving accuracy-enhancing data from land-based DGPS beacon stations and from space-based WAAS, EGNOS and MSAS.

The Vector Sensor is similar to the Vector PRO in that its two receivers are housed in a single enclosure. However, each of the Sensor's two antennas is housed in separate enclosures. Users can increase the distance between the antennas, which then increases heading accuracy. With the antennas two meters apart, the Vector Sensor computes heading information with better than 0.15 – degree accuracy – matching or exceeding the accuracy of competitors' products while being significantly more affordable.

Integrated GPS Receivers

CSI Wireless' newest integrated receiver is the ultra-compact Seres. Introduced in February 2002, it is a combined DGPS/SBAS receiver and antenna system that is designed to serve several markets including precision guidance in agriculture, GIS & mapping. The Seres features CSI Wireless' exclusive COAST™ technology, and is also compatible with CSI's unique e-Dif™ software.

CSI Wireless' other integrated receivers include the DGPS MAX, GBX Series, MBX-3, SLXg3 and SLXg3 Combo. They are intended for a wide variety of applications including marine and land navigation, precision guidance in agriculture, asset-tracking, GIS & mapping. The DGPS MAX, which is CSI's flagship integrated receiver, features DGPS, SBAS, OmniSTAR and capability, plus COAST™ technology.

GPS Software

CSI Wireless has a growing variety of innovative GPS software products, including several that significantly enhance the location-sensing capabilities of other CSI products.

This software includes COAST™, which enables DGPS receivers to use original differential or accuracy-enhancing data for up to 40 minutes without seriously degrading accuracy. COAST™ makes various CSI Wireless receivers less likely than competing products to be affected by trees, buildings and other obstacles that temporarily block differential signals. COAST™ enables the receivers to "coast" through temporary signal outages with minimum impacts on accuracy. CSI Wireless products that incorporate COAST™ include the Seres, SX-1, SLX-2, Vector PRO, Vector Sensor and DGPS MAX.

In June 2002, CSI Wireless received a U.S. patent for its new e-Dif or "extended differential" software that enables standard GPS receivers to achieve the much higher accuracy available from DGPS, without any help from accuracy-enhancing differential signals.

e-Dif enables a standard GPS receiver, capable of only 10-metre or 15-metre accuracy, to internally generate differential corrections that improve its accuracy to one metre – without the expense or potential uncertainties of differential signals. e-Dif computes corrections that last for as long as 40 minutes, after which the receiver re-computes a fresh set of corrections for another 40 minutes.

e-Dif can save customers the cost of subscription fees for DGPS signals in regions such as South America, Africa and Australia where the signals are not free. Even in North America, where the signals are free, e-Dif is a valuable back-up against signal outages. And in northern latitudes, including many parts of Canada, e-Dif can achieve better accuracy than what is possible using free differential signals from public satellite networks such as WAAS, or when a receiver is on the fringe of land-based radio beacon networks.

CSI Wireless has integrated e-Dif software into many products including the DGPS MAX, SLX-2, SLXg3, SLXg3 Combo, Seres, AgIQ and Outback™ S.

Research and Product Development

The focus of the GPS Unit's research and development team is on expanding the Company's core GPS positioning and guidance technologies and the development of new products. Management of the Corporation believes that research and product development is the primary factor contributing to success and the primary barrier to entry into the GPS industry. Accordingly, CSI Wireless intends to continue to invest significant resources in research and product development activities.

OEM Modules. A new family of low-cost GPS modules have been completed, which incorporate the new Zarlinks chip-set. This is expected to reduce costs and improve margins on products using the SLX2 design. Management of the Corporation considers that this opportunity will increase reliability and the cost of certain of its products. Work has begun on our own GPS IP which will permit us to be free of our dependence on IC suppliers for our GPS hardware. This new platform will provide much greater flexibility and performance than is currently available with the Zarlinks chipset.

Integrated Positioning Units. The recent completion of the integrated beacon receiver and H-field antenna has enabled us to go one step further and create a truly smart antenna which houses our high end GPS and beacon receivers with an H-field beacon antenna and GSP antenna. In the first quarter of 2003 we also completed the development of a smaller integrated GPS/beacon receiver the MiniMax, which is expected to open up some new opportunities for the Company.

Heading Device. The company has recently finished development for a "GPS Heading Sensor". Utilizing two GPS antenna separated by a known distance and two GPS engines on a single board, the heading or direction is calculated to extreme accuracy. This heading is of great benefit to vessels, and or equipment. In the case of vessels, this heading can be used to orient radar antennas. Two configurations of this product were completed, a packaged

receiver with remote antennas, and a smart antenna. The remote antennas allow the user to select the level of accuracy required, by increasing the separation between them. The all-in-one smart antenna has a 0.5 meter baseline between the antennas, which provides 1 degree of accuracy 95% of the time.

Precision Guidance Systems. The M3 Swathstar and M3 Airstar guidance systems build upon the success of their predecessor guidance systems. A great deal of focus has been placed on cost reduction, ergonomics, ease of use and overall system functionality.

A new product introduced with RHS Inc. is the Hitch, which controls a towed implement correcting for driver errors, slopes and compensating for turns. Also with RHS Inc., CSI Wireless' engineering team has updated the software in the Outback family of products to provide multi-languages, make them easier to use, and improve guidance performance.

The agriculture industry is experiencing increasing interest in vehicle automation, such as auto steering. By coupling intelligent control systems with DGPS positioning, it's possible to provide 'hands-free' guidance to farmers and custom applicators which will reduce driver fatigue and allow them to focus more attention on the application process.

Antennas. The Company is currently investigating methods of reducing build cost of antenna designs in addition to simplifying manufacturing processes. It is anticipated that this process will provide a considerable savings in overall system cost and result in improved efficiencies.

Patents. The following are patents, or patents pending, that have be awarded to the Company in recent years.

Patent # or Application #	Titles	Products Covered	Award Date
6,111,549	"Flexible Circuit Antenna and Method of Manufacture Thereof"	CDA-2, GLA-2	29-Aug-00
6,397,147 B1	"Relative GPS Positioning Using a Single Receiver with Internally Generated Differential Correction Terms"	eDif in Seres, AgIQ, SLX, Outback S, SX-1 DGPS(MAX)	28-May-02
6,469,663 B1	"Method and System for GPS and WAAS Carrier Phase Measurements for Relative Positioning"	Cornerpost, vector	22-Oct-02
6,501,346 B1	"Ceramic Filter For use with a Beacon Receiver"	SBX3A	31-Dec-02
6,539,303	"GPS Derived Swathing Guidance"	Outback S	25-Mar-03
6,549,091 B1	"Antenna Coupler"	AVL-1	15-Apr-03

The GPS business unit also has provisional patents and applications in place for the following:

- Implement steering (2)
- Autosteering (2)
- Improved guidance
- GPS core technology, and
- Deformation monitoring

As future technology is developed, the Company intends to secure patent protection wherever suitable.

Marketing, Sales and Distribution

CSI Wireless is focused on providing low cost precision technology and products to growing commercial and consumer GPS markets. CSI Wireless does not typically sell these products directly to end-user customers. The CSI Wireless strategy for distribution of its GPS positioning products continues to be through large OEMs and dealer networks with established channels for multi-country distribution. This strategy eliminates the need for the Company to devote significant resources to developing these distribution channels on its own. As part of its distribution strategy, CSI Wireless has developed strategic relationships with suppliers, OEMs and distributors that enable the Corporation to participate in a broader range of high growth commercial and consumer GPS-enabled markets.

The GPS Unit serves global markets. Approximately 78% of its sales in the fiscal year ending 2002 (81% in 2001) occurred in the United States. Approximately 4% of its 2002 sales (4% in 2001) occurred in Europe. Approximately 4% of its 2002 sales (5% in 2001) occurred in Canada. Approximately 14% of its 2002 sales (10% in 2001) occurred in other areas of the world.

CSI Wireless' GPS positioning products currently serve the marine, geographic information systems, precision farming, hydrographic surveying, commercial fishing, recreational and other OEM markets. The Company's DGPS products are focused on markets where an accuracy level of five meters or less is required.

The Company's precision guidance products provide solutions for precision agriculture and GIS mapping applications including ground based chemical applicators, yield monitoring, soil sampling, crop scouting and other precision farming applications. New markets are being developed for the RTK precise positioning system, including planting, irrigation and water drainage.

From a customer's perspective, the primary benefits provided by DGPS and GPS are more accurate navigation, improvements in productivity and safety, and savings in costs and time. For example, in marine applications, CSI Wireless' commercial customers typically use the Company's products for accurate navigation and positioning as well as for determining a vessel's precise speed, which, in turn, keeps trailing nets at a desired depth. As well, the new Vector heading sensor products allow vessels to maintain accurate headings while navigating, at substantially less cost than traditional gyrocompasses.

Another example of the benefits provided by DGPS and GPS is in precision farming applications. CSI Wireless' products can be used in conjunction with a device that monitors the grain yield on harvesting equipment. This yield monitor constantly records the harvest yield and in conjunction with a DGPS system, allows yield-by-field location maps which can be used in subsequent years to increase or decrease the type and amount of fertilizers and other additives used. Significant cost savings can be achieved by using these types of precision farming techniques.

Competition

CSI Wireless encounters competitors in each of its target markets and expects competition to intensify as acceptance and awareness of GPS technology increases. One of the Company's main competitors is Trimble Navigation Limited ("Trimble"), believed to be the GPS industry leader. Trimble's GPS products currently address the survey and mapping, tracking and communications, navigation, precision agriculture and military systems markets. Other competitors offering products similar to those of the CSI Wireless include NovAtel Inc., Thales Navigation Inc., and Raven Industries. In addition, the Company expects to face competition from new market entrants over time.

Management is of the view that the principal competitive factors in the markets the Corporation serves include: ease of use, physical characteristics, power consumption, product features (including DGPS), product reliability, price, size of installed base, vendor reputation and financial stability of the vendor. Management of the Corporation believes its products compete favourably with competitors' products on the majority of the foregoing factors. The Corporation recognizes it may be at a competitive disadvantage against companies with greater financial, marketing, service and support and technological resources.

The Corporation also faces competition from various low-end, analog-based (as opposed to digital-based) manufacturers of DGPS receivers. Management believes the Corporation's primary advantage to be that CSI's digital-based products are viewed as being more reliable for every day operation and CSI products have a coverage range that is approximately 100% larger than the analog-based products.

Manufacturing

Circuit board population, final assembly, and quality assurance testing, of the Company's OEM modules, integrated positioning units, and antennas occur in-house at the Calgary facility. The Company looks to external sources for printed circuit boards, and certain board population.

The operations department provides production engineering to ensure that CSI Wireless' products can be manufactured in large volumes, technical production problems are corrected and averted, and alternative production methodologies are introduced to remain competitive. In addition, vendor and subcontractor qualifications are reviewed by the engineering group and test engineering is provided to guide the department in achieving specifications and ensuring product integrity. The Company sources its assembly materials and components from a variety of suppliers. All of the Corporation's suppliers are at arm's length. Alternate supply sources for all components is a desired goal for CSI Wireless, but currently is not available in all cases.

The Corporation is determined to maintain its position as a low-cost producer and to ensure that production processes are responsive, smooth and flexible to serve the needs of its customers.

Facilities

The GPS Business Unit conducts its operations from facilities in both Calgary Alberta and Scottsdale Arizona, with a combined area of 41,000 square feet to manufacture and assemble its products, carry out its research and development, sales and marketing and finance and administration activities. The facilities are being leased by CSI and are anticipated to be adequate to support annual GPS unit sales for the foreseeable future.

Personnel

The GPS Unit currently has 100 employees in total with 25 in Research and Development, 17 in Sales and Marketing, 48 in Manufacturing Operations and 10 in Administration. Of these totals, 12 engineers, 11 Operations employees, 11 Sales and Marketing employees, and 2 Administrative employees work out the Scottsdale location.

BUSINESS RISKS

An investment in the Common Shares of the Corporation involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with other information contained in this annual information form.

1. ***Dependence on Key Personnel and Consultants.*** The success of the Corporation is largely dependent upon the performance its personnel and key consultants. The unexpected loss or departure of any of the Corporation's key officers, employees or consultants could be detrimental to the future operations of the Corporation. The success of the Corporation's business will depend, in part, upon the Corporation's ability to attract and retain qualified personnel as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high for the wireless data communication industry. There can be no assurance that the Corporation will be able to engage the services of such personnel or retain its current personnel.

2. ***Financial Results.*** Although it is anticipated that the Corporation will incur a profit for the year ended December 31, 2004, the Company has incurred losses in each of the prior 3 years. As such, there is no guarantee that the Company will be profitable in the current year, and in turn require additional financing.

3. *Competition.* The Corporation is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of the Corporation's competitors have greater financial, technical, sales, production and marketing resources. The Corporation competes with companies that also currently have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the wireless market and better implement technological developments. There is no assurance that the Corporation will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both. The Corporation also expects that additional competition will develop in the wireless asset tracking market from new entrants trying to capitalize on this growth industry.

4. *Availability of Key Supplies.* The Corporation has based its estimates of marketing and production costs on information which is presently considered by management to be reliable, and has assumed the cost effective availability of materials and supplies. CSI is reliant upon certain key suppliers for raw materials and components and no assurances can be given that CSI will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by CSI, the raw materials used in certain operations are available only through a limited number of vendors. Although management of CSI believes that there are alternative suppliers for most of its key requirements, if its current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on the Corporation's results of operations and its financial condition.

5. *Dependence on Major Customers.* For the year ended December 31, 2002, 61% (2001- 49%) of CSI's sales were made to its five largest customers. The loss of any of these customers could have a adverse effect on its business.

6. *Wireless Industry Technology Risk.* CSI's success in the wireless market may depend in part on its ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end user preferences and requirements. CSI products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. CSI may be unable to successfully address these developments on a timely basis or at all. CSI's failure to respond quickly and cost effectively to new developments through the development of new products or enhancements to existing products could cause the Corporation to be unable to recover significant research and development expenses and reduce its revenue.

7. *Wireless Data Competition.* The wireless data and communications industry is intensely competitive and subject to rapid technological change. CSI expects competition to intensify. More established and larger companies with greater financial, technical and marketing resources may decide to sell products that compete with the Corporation's. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If CSI is unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, its market share and revenues may be reduced.

8. *Third Party Wireless Dependence.* Customers can only use wireless products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of CSI products may decline and revenues may decrease.

9. *Future Acquisitions.* The Corporation may seek to expand its business, through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favourable to the Corporation or that the acquired operations can be profitably operated or integrated into the Corporation. In addition any internally generated growth experienced by the Corporation could place significant demands on the Corporation's management, thereby restricting or limiting its available time and opportunity to identify and evaluate potential acquisitions. To

the extent management is successful in identifying suitable companies or products for acquisition, the Corporation may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, or debt financing, or a combination thereof. In such cases, the issuance of Common Shares or preferred shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result, among other things, in the encumbrance of certain of the Corporation's assets, impede the Corporation's ability to obtain bank financing, decrease the Corporation's liquidity and adversely affect the Corporation's ability to declare and pay dividends to its shareholders.

10. ***Proprietary Protection.*** The Corporation's success will depend, in part, on its ability to obtain patents, maintain trade secrets and unpatented know-how protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent the Corporation's rights. The Corporation relies on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. However, there can be no assurance that the steps taken by the Corporation will prevent misappropriation of its proprietary rights. The Corporation's competitors also could develop technology similar to the Corporation's independently.

    Although the Corporation does not believe that its products or services infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Corporation or that any such assertions or prosecutions will not materially adversely affect the Corporation's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Corporation could incur significant costs and diversion of resources with respect to the defence thereof which could have a material adverse effect on the Corporation's business.

11. ***Product Liability.*** The sale and use of the Corporation's products entail risk of product liability. The Corporation has product liability insurance, however, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

12. ***Exchange Rate Fluctuation.*** As the Corporation sells the majority of its products outside of Canada, fluctuation in exchange rates may affect the Corporation's profitability. The Company is however, in part, naturally hedged against such currency fluctuations, as the majority of the cost of sales and part of the fixed costs are incurred in US dollars.

13. ***Dependence on New Products.*** The Corporation must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Corporation were unable to successfully define, develop and introduce competitive new products, and enhance its existing products, its future results of operations would be adversely affected

14. ***Reliance on GPS Satellite Network.*** The Corporation's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Corporation's results of operations. In addition, there is no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, nor that the policies of the U.S. Government for use of GPS, without charge, will remain unchanged.

15. ***New and Emerging Markets.*** Many of the markets for CSI products are new and emerging. The Corporation's success will be significantly affected by the outcome of the development of these new markets.

16. *New Product Development.* The Corporation must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for its products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected historical consolidated financial information of the Corporation for the periods indicated. The selected historical consolidated financial information for the Corporation as of and for each of the years in the three-year period ended December 31, 2002 are derived from the audited consolidated financial statements of the Corporation. Historical results are not necessarily indicative of the results that may be expected for any future period or for a full year. The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP. The selected historical consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto. Readers of the comparative results are cautioned that due to the acquisition of Wireless Link in June 2000, inter-year financial comparisons may have limited value.

Selected Annual Information

	Years Ended December 31,		
	2002	2001	2000[9]
	(audited)	(audited)	(audited)
Revenues	$54,136	$40,961	$26,591
Gross Margin	15,898	13,114	7,706
Net Earnings (loss))(10)	(3,857)	(9,002)	(6,874)
Working Capital	2,409	3,315	871
Total Assets	40,737	39,525	36,980
Long-term Debt	5,216	5,236	8,773
Shareholders Equity	21,382	19,824	17,870
Research and Development Costs	8,049	8,142	4,116
EPS-Basic[(1)(2)]	(0.20)	(0.52)	(0.64)
EPS-Diluted[(1)(3)]	(0.20)	(0.52)	(0.64)
Outstanding Common Shares			
Weighted Average	19,143,057	17,454,181	10,821,018
At Period End	22,448,077	18,391,493	14,813,712
Options Outstanding[(4)]	3,065,992	2,973,276	2,806,943
Warrants Outstanding[(5)]	1,643,655	1,576,933	940,541
Prior Agent's Options Outstanding[(6)(7)]	345,168	354,812	84,595
Bankers Warrants Outstanding[(8)]	250,000	250,000	250,000

Notes:

(1) "EPS" means earnings per share.

(2) EPS-Basic is calculated using the weighted average number of outstanding shares for the applicable period.

(3) EPS-Diluted is calculated to include all Common Shares which would be outstanding if all outstanding options and warrants were exercised at the beginning of the applicable period.

(4) Options granted pursuant to the Corporation's share option plans.

(5) The warrants outstanding at Dec 31, 2001, expired on June 19, 2002, while the warrants outstanding Dec 31, 2002 expire February 21, 2004 and have an exercise price of $1.80.

(6) For 2001, each Prior Agent's Option allows the Prior Agent to purchase one common share and one warrant at a price of $3.26 per option until June 19, 2002. Each Warrant is exercisable at a price of $3.26 per share until June 19, 2002.

(7) For 2002, there are 115,056 regular warrants issued to Agents that are exercisable at $1.80 per share until February 21, 2004. There are also 230,112 Agents warrants that are exercisable at $1.42 until November 21, 2003.

(8) The Bankers Warrants were exercisable at a price of $3.10 per share and expire on September 30, 2005. On January 29, 2003 these warrants were repriced at $2.50.

(9) Includes the business of Wireless Link for the period from July 1, 2000 to December 31, 2000. See "History of the Corporation" and "Acquisitions."

(10) 2002 earnings when compared to the prior years, does not include amortization of goodwill, in accordance with new CICA Handbook standards.

Selected Quarterly Information (3 months ended)

	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Revenue ($000)	20,633	8,784	10,761	13,958	10,027	6,761	11,961	12,211
Income (loss) for the quarter ($000)	(1,613)	(2,716)	(578)	1,050	(3,136)	(3,744)	(1,632)	(491)
EPS – Basic before goodwill amortization	(0.08)	(0.14)	(0.03)	0.06	(0.17)	(0.21)	(0.09)	(0.03)
EPS – Diluted	-	-	-	0.05	-	-	-	-

Dividend Policy

The Corporation has not paid any dividends on the Common Shares during the last five financial years. The future payment of dividends will be determined by the board of directors of the Corporation and will be dependent on the financial needs of the Corporation to fund future growth, the general financial condition of the Corporation and other relevant factors. The Corporation does not intend to pay dividends on its Common Shares in the foreseeable future.

Future operations

The Company's financial statements and other financial information and disclosures both herein and incorporated by way of reference, have been prepared on the basis of accounting principles applicable to a going concern, which is dependent upon the Company's ability to generate future profitable operations, and receiving continued financing to enable the Company to meet its obligations as they become due. Management believes the going concern assumption to be appropriate, given the prospects and opportunities before the Company, created by new technologies and product releases, as well as improved access to capital markets.

PRESENTATION OF FINANCIAL INFORMATION

The term "EBITDA" is used by way of reference in the Company's public reporting, but is not a standard measure under Canadian generally accepted accounting principles, and may not be comparable to similar measures presented by other public companies. EBITDA refers to net income before interest, taxes, depreciation and amortization. Management believes EBITDA is a useful supplemental measure of the Company's ability to generate cash directly from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis is set forth under the heading "Management's Discussion and Analysis" ("MD&A") on pages 16 to 19, inclusive, of the Corporation's Year 2002 Annual Report, which pages are incorporated herein by reference.

MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "CSY".

DIRECTORS AND OFFICERS

The following table sets forth the names, municipalities of residence, positions with CSI and the principal occupation of the directors and officers of CSI. Directors are elected at the annual meetings of shareholders and serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Stephen A. Verhoeff Calgary, Alberta	President, Chief Executive Officer and a Director	1990 - Present	President, Chief Executive Officer of the Corporation.
Brian J. Hamilton(1) Calgary, Alberta	Director	1996 - Present	Independent Businessman since October 2003. Prior thereto, Executive Vice-President, Chief Financial Officer of the Corporation.
Hamid Najafi Los Altos Hills, California	Director	June, 2000 - Present	President of Broadlink Research, Inc., a private technology company, since January 2003. Prior thereto, Chief Technology Officer of the Corporation since June 2000. Prior thereto, President of Wireless Link.
Michael W. Brower Felton, California	Director	June, 2000 - Present	President and founder of Fall Creek Consultants, Inc., a private technology consulting firm since June 2002. Prior thereto, Marketing Manager of Axiom Corp. Prior thereto, Senior Vice President of the Corporation and Wireless Link.
Michael J. Lang(1)(2)(4) Calgary, Alberta	Chairman of the Board, and Director	1996 - Present	Chairman, StoneBridge Merchant Capital Corp. (a private investment company) and former Vice-Chairman of Beau Canada Exploration Ltd.
Howard W. Yenke(2)(4) Medford, Massachusetts	Director	1996 - Present	Retired Executive
Paul L. Camwell(1)(4) Calgary, Alberta	Director	1998 - Present	Chief Technology Officer and Vice President for Extreme Engineering Ltd., an engineering and technology firm.
Colin Maclellan Calgary, Alberta	Senior Vice President and General Manager, Wireless	N/A	Senior Vice President and General Manager, Wireless since March 2002. Prior thereto, Vice President of Nortel Networks global wireless operations.
Theresa J. Lea Calgary, Alberta	Vice President and General Manager, GPS	N/A	Vice President and General Manager, GPS, of the Corporation
Cameron B. Olson Calgary, Alberta	Vice President, Finance and Chief Financial Officer	N/A	Chief Financial Officer since October 2003 and Vice President, Finance of the Corporation since May 2000. Prior thereto, Director, Marketing Financial Services with PanCanadian Petroleum Ltd.
Chris Carver Calgary, Alberta	Vice President Product Marketing, Wireless	N/A	Vice President Product Marketing, Wireless of the Corporation since October 2000. Prior thereto, President of Motal Networks, a private technology company.

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Phil Gabriel Calgary, Alberta	Vice President Sales, Wireless	N/A	Vice President Sales, Wireless of the Corporation
Marc Saks Calgary, Alberta	Vice President, Product Development, GPS	N/A	Vice President, Product Development, GPS since January 2004. From 2002 to January 2004, Director of Canadian Research and Development at MCK Communications Inc., a public telecommunications company. During 2001 and 2002, Director of the Smart Antenna Division of Arraycom Inc., a private technology company. Prior thereto, Director of Product Development at Classwave Wireless Inc., a private wireless company.
Michael Cummiskey Calgary, Alberta	Vice President, Business Development, Wireless	N/A	Vice President, Business Development, Wireless since November 2003. Vice President, Sales at Broadlink Research, Inc. from March 2002 to November 2003. Business Development Manager at PrairieComm, Inc. from 2000 to 2002. Prior thereto, President of Frontier Design, Inc.

Notes:
(1) Members of the Corporation's audit committee.
(2) Members of the Corporation's Compensation Committee.
(3) The Corporation does not have an executive committee.
(4) Members of the Corporation's Human Resources and Corporate Governance Committee.

All of the persons above have been engaged for more than five years in their present principal occupations or executive positions with the same or associated companies, other than as described under "Management" below. All of the above directors were appointed at the last annual meeting of Shareholders of CSI held on May 13, 2003.

As at December 31, 2002, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, 4,080,062 Common Shares or approximately 18% of the issued and outstanding Common Shares of the Corporation.

Conflicts of Interest

Certain directors and officers of the Corporation may be engaged in other activities, or consult for other companies, in the hi-tech industry which may, from time to time, be in competition with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

MANAGEMENT

Stephen A. Verhoeff, Calgary, Alberta
President, Chief Executive Officer and Director

CSI Wireless founder, President and Chief Executive Officer Stephen Verhoeff has been involved with the Company since its incorporation in 1990. He oversees all aspects of CSI's corporate operations including marketing, financial reporting, manufacturing and administration. Before founding CSI, Mr. Verhoeff was President of Network Innovations Inc., a private corporation engaged in selling data communications equipment in Western Canada. He has a Bachelor of Commerce degree from the University of Calgary and a certificate in telecommunication management from Mount Royal College.

Colin Maclellan, Calgary, Alberta
Senior Vice-President and General Manager, Wireless Business Unit

Mr. Maclellan joined CSI Wireless in March 2002, assuming responsibility for all functional areas of the Wireless Business Unit, after a 16-year career with Nortel Networks. At Nortel, he held a variety of executive positions including Vice-President of Nortel's global wireless operations, and Vice-President of Nortel's overall Calgary operations – responsible for 2,800 employees and an annual revenue base that virtually doubled during his tenure. Mr. Maclellan was also responsible for Nortel's base station manufacturing activities for TDMA and CDMA technologies, and for its introduction of UMTS. He also worked with Nortel's GSM team in France, and established manufacturing operations for Nortel in Brazil and China. In addition, Mr. Maclellan led the launch of several product lines, and was responsible for dramatic quality improvements in several areas. Mr Maclellan has a degree in Electrical Engineering from the University of Toronto, and a Masters in Business Administration from the University of Western Ontario.

Theresa J. Lea, CMA, Calgary, Alberta
Vice-President, Finance and Administration & General Manager, GPS Business Unit

Ms. Lea joined CSI in 1997 as controller and was promoted to VP Finance in 1999, and General Manager in early 2003. She is responsible for financial and management reporting, human resources, information systems and administration for the GPS Business Unit. Ms. Lea completed her education and obtained her CMA designation while employed at KPMG from 1984 to 1988. Before joining CSI, Ms. Lea held controller and senior financial positions in private and public companies in the steel fabricating, food processing and automotive industries.

Cameron B. Olson, C.A., Calgary, Alberta
Vice-President Finance and Chief Financial Officer

Mr. Olson joined CSI in May 2000. Before joining CSI Wireless, Mr. Olson was Director, Marketing Financial Services with PanCanadian Petroleum Ltd., one of Canada's largest oil and gas producers, where he was employed for five years. Earlier, Mr. Olson was a senior manager with Price Waterhouse, specializing in corporate income tax. He holds a Bachelor of Commerce in Finance from the University of Calgary and is a Chartered Accountant (CA).

Chris Carver, Calgary, Alberta
Vice-President, Product Marketing, Wireless Business Unit

Mr. Carver joined Wireless Link in October 2000 and became part of CSI Wireless with completion of its acquisition of Wireless Link in June 2000. He offers CSI significant product management, wireless and marketing experience, including 15 years of successful consumer product development work with companies such as Magellan Systems, Orbital Sciences and BAE Systems. Before joining Wireless Link, Mr. Carver was President of Motal Networks, the first company to deliver e-mail and Internet to passengers aboard corporate jets. Earlier, he led the product marketing efforts at Infomove, one of the first companies to bring the Internet to users in automobiles. He has a Masters Degree in Engineering from Cornell University and an MBA from the University of Pittsburgh, with a concentration in telecommunications.

Phil W. Gabriel, CSP, Calgary, Alberta
Vice President, Sales, Wireless Business Unit

Mr. Gabriel joined CSI in 1996 as a key business development consultant. He helped establish worldwide OEM and distribution agreements for CSI's differential GPS technologies that have sparked significant company growth. After CSI's acquisition of Wireless Link in 2000, Mr. Gabriel became an essential part of CSI's new Wireless Business Unit. Before joining CSI, Mr. Gabriel was National Sales Manager for AlliedSignal Aerospace, leading its Aeromarine Division business in marine electronics, airport runway systems and weather radar sales distribution. He also held a variety of positions – including Service Manager and Sales Engineer – in the then-fledgling computer peripherals industry. Mr. Gabriel is a Certified Sales Professional (CSP) who holds a diploma in Electro-technology, plus a Business and a Marketing diploma from McGill University in Montreal.

Marc Saks, Calgary, Alberta
Vice President, Product Development, GPS

Marc Saks joined CSI in January 2004 as Vice-President, Product Development, GPS Business Unit and leads a product development team that is responsible for ensuring CSI Wireless' GPS Business Unit continues to be a global market leader. Mr. Saks has almost 20 years of experience in wireless technologies, data communication, software and hardware design and development, and telecommunications. He has held senior management positions in product development, R&D, engineering and project management. Mr. Saks joined CSI after a succession of increasingly responsible roles with several leading wireless/high-tech companies including Ericsson Communication, Nortel Networks, Verso Technology, ArrayComm Inc. and Classwave Wireless. Mr. Saks has a Bachelor of Mathematics and Computer Science from Concordia University in Montreal and Masters of Engineering.

Michael S. Cummiskey, Calgary, Alberta
Vice President, Business Development, Wireless

Michael Cummiskey joined CSI in November 2003 as Vice President of Business Development for CSI Wireless' fixed wireless and radio products. He is the leader of all customer and marketing activities related to these product lines, which include CSI's very successful Motorola-branded fixed wireless telephone. Before joining CSI Wireless, Mr. Cummiskey developed an impressive record in leadership, business development and sales involving close relationships with major wireless hardware manufacturers, carriers and distributors. At PrairieComm, Inc., a major supplier of integrated wireless chipsets and software, Mr. Cummiskey held the position of Business Development Manager and led a number of design successes with high-profile wireless manufacturers of handsets, PDAs and data cards. Prior to that, Mr. Cummiskey was Global Account Manager for Mentor Graphics Corporation, responsible for managing the global business and technical relationships with Intel Corporation. He has Bachelor of Science degree in Computer Information Systems from Nova Southeastern University in Fort Lauderdale, Florida.

ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

Management's Discussion and Analysis of the financial conditions and results of operations of the Corporation as set out on pages 16 through 19, inclusive, of the Corporation's 2002 Annual Report and is incorporated herein by reference. Additional information, including directors' and officers' remuneration and indebtedness to the Corporation, principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained within the Corporation's Information Circular - Proxy Statement dated March 24, 2003 prepared in connection with the Annual and Special Meeting of Shareholders to be held on May 13, 2003, which information is incorporated herein by reference. Additional financial information is provided in the Corporation's comparative financial statements for its financial year ended December 31, 2002, together with the accompanying report of the auditor, which is included in the Corporation's 2002 Annual Report.

The Corporation shall provide to any person, upon request to Cameron B. Olson, the Chief Financial Officer of the Corporation, at the head office of CSI, 4110 - 9th Street, S.E., Calgary, Alberta, T2G 3C4, at any time, the following documents:

1. when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (a) one copy of the current Annual Information Form ("AIF") of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

   (b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Corporation that have been filed for any period subsequent to its most recently completed financial year;

   (c) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as applicable; and

   (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) through (iii) above; or

2. at any other time, one copy of any of the documents referred to in 1(a),(b), (c) and (d) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security-holder of the Corporation.

(2)

csi wireless

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

Vehicle tracking system wins award at Consumer Electronics Show

CSI Wireless' Asset-Link serves as Directed system's core tracking and communication technology

Calgary, Alberta – Jan. 29, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, today announced that the unique telematics product CSI helped develop for Directed Electronics has won a special award for innovation.

Directed's Clifford GPS Tracking System, whose core tracking and communication technology is based on CSI Wireless' popular Asset-Link™ platform, received the Innovations Award this month at the Consumer Electronics Show (CES) in Las Vegas. The annual CES attracts 120,000 exhibitors and visitors.

Directed is the world's largest aftermarket vehicle security and remote-start manufacturer, with sales in 46 countries. Its Clifford GPS Tracking System – and similar systems available under Directed's well-known Viper, Python and Automate brands – combine Asset-Link's wireless and GPS capabilities with the ability to connect with Directed's security and remote-start systems to offer vehicle tracking and seamless, two-way command and control of many vehicle functions.

"It's a pleasure for Directed to win an Innovations Award for our new vehicle tracking product, and we thank CSI Wireless and its Asset-Link technology for helping make it possible," said Michael Malinowski, Directed's Telematics Products Manager. "The award lends credibility to our tracking systems, and will undoubtedly result in even more of them being purchased by safety- and security-minded consumers."

The Clifford, Viper, Python and Automate GPS tracking systems, which provide coverage throughout the United States and Canada, are available through Directed's approximately 6000 retail dealers.

Directed's GPS security systems work as stand-alone tracking and remote-control systems, and connect to users via phones or the Internet.

The Directed systems overcome many of the limitations of competing wireless tracking products that become active only when the owner reports the vehicle is missing, which can be hours, days or even weeks after a theft occurs. Directed's systems become active, and send alerts to the consumer, as soon as the vehicle is moved without authorization. This dramatically increases the potential for the stolen vehicle to be recovered quickly. Industry statistics show vehicles recovered within an hour after being stolen are 250 percent more likely than other stolen vehicles to have avoided damage or dismantling.

The Clifford, Viper, Python and Automate systems can also be used to remotely disable a stolen vehicle to achieve even quicker police apprehension and public safety. The systems include a variety of other safety and security features, including location-sensing capability that eliminates the need for motorists to identify their locations when calling for emergency assistance, plus remote door locking and unlocking if motorists misplace their keys.

Directed has been working closely with its dealer network to ensure employees are fully capable of demonstrating, installing and servicing the tracking systems.

"This close cooperation between Directed and its dealers is significantly enhancing the tracking systems' marketability," said Stephen Verhoeff, CSI Wireless' President and CEO. "Directed dealers are reporting increased sales, which in turn is resulting in an increase in Directed's purchases of Asset-Link technology from CSI Wireless."

About CSI Wireless
With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Announces Increased Orders for its Fixed Wireless Telephones

Total year-over-year shipments to Latin America expected to increase in 2004

Calgary, Alberta – February 11, 2004 – CSI Wireless announced today that it has received additional purchase orders for its fixed wireless telephone, the Motorola-branded FX800t™. The purchase orders received from Brightstar Corporation, the distributor of the fixed wireless telephone, represent a significant demand increase when compared to volumes shipped in the last two quarters of 2003.

"These orders are a clear signal that demand has recovered. During 2003, we enhanced the fixed wireless telephone business model through reduced manufacturing costs. This has resulted in improved margins to CSI, together with reductions in the end price to the customer," stated Stephen Verhoeff, CSI's President and CEO. "The lower selling price has stimulated demand – and while our revenue per unit has decreased, the actual profit per unit has increased. Recent product re-engineering will reduce the cost of the FX800t even further during the second quarter of 2004. As a result of these changes, and based upon market forecasts, we are anticipating volumes for 2004 to exceed those realized in 2003."

Since the release of the FX800t in late 2002, CSI Wireless has become the leading supplier of TDMA fixed wireless telephones in Mexico, producing a product of high quality and performance at a very competitive cost. Telcel, Mexico's largest cellular carrier, is the primary end-customer for the FX800t.

Fixed Wireless Telephony Growth

Fixed wireless telephony is typically employed in developing countries as an efficient and cost-effective method for bypassing the last-mile in the build-out of a telecommunications network. The most expensive part of building out a telephone network is the cost of laying the large lengths of copper wiring to all of the homes in a neighbourhood and throughout each home. With the rapid expanse of cellular networks in the last decade, cell towers have become ubiquitous in many countries – both developed and developing countries. A fixed wireless link can bypass the traditional copper landline, thereby quickly and cost effectively completing the last-mile of a telephone network. Fixed wireless telephones like the FX800t are required to connect the wireless last-mile.

GSM Fixed Wireless Market

CSI Wireless recently announced that based on its market success with the TDMA-based FX800t, it has begun developing a GSM-based fixed wireless telephone for release in the second half of 2004. Representing 70% of the world's wireless networks, GSM is the most widely employed wireless protocol in the world, with 1 billion subscribers. "The opportunities that we are seeing in the GSM fixed wireless telephone markets continue to expand," stated Verhoeff, "we are very excited about the this next phase in our fixed wireless telephone strategy."

About the Motorola FX800t

The Motorola FX800t is a dual-mode (800 MHz/TDMA digital and AMPS analog frequencies) fixed wireless telephone with up to three watts of power output in TDMA mode. The phone uses standard AC power and features emergency backup battery power. It is employed as part of wireless local loops, primarily in rural or remote areas where land-based copper wire systems are unavailable, prohibitively expensive or unreliable. Its

three-watt power capability gives Motorola FX800t users greater range and better service than what is available from lower-power 0.6-watt digital alternatives.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless.

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

Not for distribution to United States newswire services or dissemination in the United States

CSI Wireless Announces $3.25M Increase in Financing

Calgary, Alberta – February 13, 2004 – CSI Wireless Inc. ("CSI Wireless") (TSX: CSY) announces that it has agreed with its underwriter, GMP Securities Ltd and including Paradigm Capital Inc., Pacific International Securities and Acumen Capital Finance Partners Limited to increase its previously announced C$9.75 million bought-deal private placement financing of special warrants ("Special Warrants") by C$3.25 million.

This is in addition to the previously announced C$3.25 million over allotment option granted to the underwriters, resulting in aggregate gross proceeds to the company of C$16.25 million.

All other terms and conditions of the private placement financing remain the same.

The Special Warrants and the Common Shares issuable on exercise of the Special Warrants have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

Not for distribution to United States newswire services or dissemination in the United States

CSI Wireless Announces $9.75M Financing

Calgary, Alberta – February 13, 2004 – CSI Wireless Inc. ("CSI Wireless") (TSX: CSY) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. for a bought-deal, underwritten private placement financing of special warrants ("Special Warrants") for gross proceeds of $9,750,000 (the "Private Placement").

Pursuant to the Private Placement, CSI Wireless will issue 3,000,000 Special Warrants at a price of $3.25 per Special Warrant. Each Special Warrant will entitle the holder to receive, without payment of further consideration, one common share ("Common Share") in the capital of CSI Wireless.

The Underwriters will also have the option to purchase up to an additional 1,000,000 Special Warrants on identical terms from the Company.

Stephen Verhoeff, President & CEO of CSI Wireless stated, "We are very excited about the opportunity that this financing provides CSI Wireless. This financing provides the funds to further advance our growth strategy."

The Special Warrants will be exercisable for Common Shares at any time on or before the date which is four months from the closing date and in any event will automatically be exercised on the earlier of: (i) the sixth business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a final prospectus qualifying the distribution of the Common Shares issuable upon exercise of the Special Warrants (the "Qualification Date"); and (ii) four months following the closing date. If the Qualification Date has not occurred on or before the date that is 90 days following the closing date, each Special Warrant shall thereafter entitle the holder to receive upon exercise, without payment of additional consideration, 1.1 Common Shares, in lieu of one Common Share. CSI Wireless has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain jurisdictions in Canada as soon as possible following completion of the Private Placement.

Closing of the Private Placement is subject to a number of conditions, including receipt of approval of the Toronto Stock Exchange. CSI Wireless expects that the offering will close on or about March 3, 2004.

-###-

The Special Warrants and the Common Shares issuable on exercise of the Special Warrants have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and

intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

6

MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer:**

CSI Wireless Inc.
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

Item 2. **Date of Material Change:**

February 13, 2004

Item 3. **News Release:**

Press Releases announcing the material change were issued on February 13, 2004 through Canada NewsWire.

Item 4. **Summary of Material Change:**

CSI Wireless Inc. ("CSI" or the "Corporation") announced that it had entered into a bought deal financing agreement with an underwriting syndicate led by GMP Securities Ltd. and including Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited to issue 4,000,000 special warrants ("Special Warrants") of the Corporation at $3.25 each. Each Special Warrant will entitle the holder to receive one common share ("Common Share") of the Corporation without payment of any additional consideration.

The financing will be completed on a private placement basis resulting in total gross proceeds to CSI of $13,000,000. The underwriters also have an option exercisable prior to closing to increase the financing by up to 1,000,000 Special Warrants at $3.25 each, for aggregate total gross proceeds of up to $16,250,000. The issue is subject to normal regulatory approvals and closing is expected on or about March 3, 2004.

The Corporation is required to file a prospectus qualifying the Common Shares issuable on exercise of the Special Warrants. If the Corporation does not receive a receipt for such (final) prospectus within 90 days of the closing date, each Special Warrant will entitle the holder to acquire 1.1 Common Shares, in lieu of the one Common Share otherwise issuable on exercise.

Proceeds from the issuance of the Special Warrants will be used for general corporate purposes.

Item 5. **Full Description of Material Change:**

See Item 4.

Item 6. **Reliance on Section 146(2) of the Securities Act (Alberta):**

Not applicable

Item 7. **Omitted Information:**

Not applicable

Item 8. **Senior Officer:**

Cameron Olson
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 259-3311

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated as of February 20, 2004 at Calgary, Alberta.

CSI Wireless Inc.

Per: **Signed by:**
Cameron Olson
Vice-President, Finance and
Chief Financial Officer

cc: TSX Venture Exchange

7

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Scott D. Kearl
Direct Phone: **(403) 260-0395**
Direct Fax: **(403) 260-0330**
sdk@bdplaw.com

Assistant: Lucie Leblanc
Direct Phone: **(403) 260-0365**
Our File: 51434-68

VIA SEDAR

February 19, 2004

Manitoba Securities Commission
1130 - 405 Broadway
Winnipeg, Manitoba R3C 3L6

Dear Sirs/Mesdames:

Re: CSI Wireless Inc. (the "Corporation")

The Corporation hereby adds the Manitoba Securities Commission as a recipient agent to 12 months of continuous disclosure of the Corporation. Such continuous disclosure includes the following SEDAR project numbers:

519494
527018
527020
527021
527241
538160
553486
564539
569823
579202
594461
594475

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"Scott D. Kearl"

Scott D. Kearl

SDK\lal

G:\051434\0068\lt Manitoba Feb 19 2004.doc

(8)

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Scott D. Kearl
Direct Phone: (403) 260-0395
Direct Fax: (403) 260-0330
sdk@bdplaw.com

Assistant: Lucie Leblanc
Direct Phone: (403) 260-0365
Our File: 51434-68

VIA SEDAR

February 23, 2004

Autorité des marches financiers
800 Square Victoria, 22e étage
c.p. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Dear Sirs/Mesdames:

Re: CSI Wireless Inc. (the "Corporation")

The Corporation hereby adds the Autorité des marches financiers as a recipient agent to the continuous disclosure of the Corporation from January 1, 2003 until today's date. The continuous disclosure materials that were filed by Burnet, Duckworth & Palmer LLP on behalf of the Corporation during that time period include the following SEDAR project numbers:

519494
527241
542105
553486
564539
612505
615262

The Corporation also made continuous disclosure filings on SEDAR during the above-noted time period, and access to these filings will be provided to you by the Corporation directly.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"Scott D. Kearl"

Scott D. Kearl

SDK\lal

G:\051434\0068\lt Quebec Feb 23 2004.doc

9

csi wireless™

VIA SEDAR

February 23, 2004

Autorité des marches financiers
800 Square Victoria, 22e étage
c.p. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Dear Sirs/Mesdames:

Re: CSI Wireless Inc. (the "Corporation")

We hereby add the Autorité des marches financiers as a recipient agent to the continuous disclosure of the Corporation from January 1, 2003 until today's date. The continuous disclosure materials that were filed by CSI Wireless Inc. during that time period include the following SEDAR project numbers:

615286
613045
612956
612951
609110
594475
594461
579202
569823
538160
527021
527020
527018

Yours truly,
CSI Wireless Inc.

"Tracy Bedard"

Tracy Bedard
Executive Assistant

csi wireless™

(10)

VIA SEDAR

February 23, 2004

Manitoba Securities Commission
1130 - 405 Broadway
Winnipeg, Manitoba R3C 3L6

Dear Sirs/Mesdames:

Re: CSI Wireless Inc. (the "Corporation")

We hereby add the Manitoba Securities Commission as a recipient agent to 12 months of continuous disclosure of the Corporation. Such continuous disclosure includes the following SEDAR project numbers:

519494
527018
527020
527021
527241
538160
553486
564539
569823
579202
594461
594475

Yours truly,
CSI Wireless Inc.

"Tracy Bedard"

Tracy Bedard
Executive Assistant

(11)

AGREEMENT

March 2, 2004

CSI Wireless Inc.
4110 – 9th Street SE
Calgary, Alberta
T2G 3C4

Dear Sirs/Mesdames:

GMP Securities Ltd. ("**GMP**"), Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited (together with GMP, the "**Underwriters**" and each, an "**Underwriter**") understand that:

(a) CSI Wireless Inc. (the "**Corporation**") is a corporation incorporated under the laws of the Province of Alberta;

(b) the Corporation proposes to issue and sell 4,000,000 special warrants (the "**Special Warrants**") to the Underwriters, each Special Warrant to be exercisable for one common share of the Corporation for no additional consideration;

(c) the Corporation has granted to the Underwriters the Underwriters' Option (as hereinafter defined) in respect of the purchase of the Additional Warrants (as hereinafter defined); and

(d) the Corporation intends to file a Preliminary Prospectus (as hereinafter defined) and Final Prospectus (as hereinafter defined) with respect to the Underlying Shares (as hereinafter defined) in each of the Qualifying Jurisdictions (as hereinafter defined) in order to qualify the Underlying Shares for distribution to the public in each of the Qualifying Jurisdictions.

Based upon the foregoing, and upon and subject to the terms and conditions set out below, the Underwriters severally, and not jointly and severally, offer to purchase from the Corporation at the Closing Time (as hereinafter defined), and the Corporation hereby agrees to sell to the Underwriters on a private placement basis, all but not less than all of the Special Warrants at a price of $3.25 per Special Warrant, being an aggregate purchase price of $13,000,000.

The Corporation understands that although this offer regarding the Special Warrants and the Additional Warrants is presented on behalf of the Underwriters as the purchasers, the Underwriters will have the right to solicit orders and obtain substituted purchasers in the Selling Jurisdictions (the "**Substituted Purchasers**") for the Special Warrants and the Additional Warrants on behalf of the Corporation and the obligation of the Underwriters to purchase the Special Warrants and the Additional Warrants from the Corporation shall be reduced by the number of Special Warrants and Additional Warrants purchased by the Substituted Purchasers. The Underwriters shall have the exclusive right to offer for sale and sell the Special Warrants and Additional Warrants pursuant to exemptions under applicable Securities Laws in the Qualifying Jurisdictions, in the United States to Accredited Investors and Qualified Institutional Buyers (as defined in Schedule "A" hereto) in accordance with the terms hereof, and in such other jurisdictions as are agreed upon between the Corporation and the Underwriters. With respect to Special Warrants and Additional Warrants to be sold to Qualified Institutional Buyers in the United States pursuant to Rule 144A (as defined in Schedule "A" hereto), the Underwriters or the U.S. Affiliate will purchase such Special Warrants and Additional Warrants (if applicable) from the Corporation for resale in compliance with Rule 144A.

Each Substituted Purchaser shall enter into a Subscription Agreement (as hereinafter defined). The Corporation will accept each Subscription Agreement duly completed and executed by a Substituted Purchaser and tendered by the Underwriters.

The Underwriters may form a syndicate or selling group of other registered brokers, investment dealers and broker-dealers for the purpose of the sale of the Special Warrants and the Additional Warrants and on such terms and conditions and pursuant to such arrangements or agreements as the Underwriters may determine in their sole discretion. The fee payable to such other registered brokers, investment dealers and broker-dealers for the purpose of the sale of the Special Warrants and Additional Warrants shall be for the account of the Underwriters.

The representations, warranties, covenants and agreements of the Underwriters and the Corporation set forth in the U.S. Offering Restrictions attached as Schedule "A" hereto are hereby incorporated by reference herein.

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively:

(a) "**Additional Warrants**" means the special warrants to be issued by the Corporation and purchased by the Underwriters or the Substituted Purchasers pursuant to the exercise of the Underwriters' Option pursuant to this Agreement, each such Additional Warrant entitling the holder thereof to receive, without payment of any further consideration, one Common Share, as further defined in section 3.1;

(b) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Ontario);

(c) "**Business Day**" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or Calgary, Alberta;

(d) "**Closing Date**" means March 3, 2004 or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

(e) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

(f) "**Common Shares**" means the common shares in the capital of the Corporation;

(g) "**Corporation**" means CSI Wireless Inc., a corporation incorporated under the laws of the Province of Alberta;

(h) "**Corporation's Counsel**" means Burnet, Duckworth & Palmer LLP;

(i) "**distribution**" and "**distribution to the public**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(j) "**Expiry Date**" has the meaning ascribed thereto in the Special Warrant Indenture;

(k) "**Final Prospectus**" means the final prospectus of the Corporation to be filed with the Securities Commission in each of the Qualifying Jurisdictions relating to the qualification for distribution of the Underlying Shares under applicable Securities Laws and all documents incorporated therein by reference;

(l) "**Final MRRS Decision Document**" means a receipt for the Final Prospectus issued in accordance with the MRRS;

(m) "**Financial Statements**" means the audited consolidated financial statements of the Corporation and the notes thereto as at and for the year ended December 31, 2002, and the financial statements included in the Corporation's quarterly report as at and for the nine months ended September 30, 2003 and all financial statements to be included in the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(n) "**GMP**" means GMP Securities Ltd.;

(o) "**Material Adverse Effect**" has the meaning given in section 13.1(f);

(p) "**material change**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(q) "**material fact**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(r) "**misrepresentation**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

(s) "**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms;

(t) "**Offering**" means the offering of the Special Warrants and the Additional Warrants pursuant to this Agreement;

(u) "**person**" means an individual, partnership, unincorporated association, organization, syndicate, corporation or trust or a trustee, executor, administrator or other legal or personal representative;

(v) "**Preliminary Prospectus**" means the preliminary prospectus of the Corporation relating to the qualification for distribution of the Underlying Shares under applicable Securities Laws in the Qualifying Jurisdictions;

(w) "**Qualification Closing Date**" means the third Business Day following the Qualification Date;

(x) "**Qualification Date**" means the date of the receipt of the Final MRRS Decision Document;

(y) "**Qualification Deadline**" means 90 days following the Closing Date;

(z) "**Qualification Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(aa) "**Qualifying Jurisdictions**" means the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Nova Scotia and "**Qualifying Jurisdiction**" means any one such province;

(bb) "**Securities Commission**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions, and collectively, the "**Securities Commissions**";

(cc) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions granted in connection with the transactions contemplated by this Agreement;

(dd) "**Selling Jurisdictions**" means the Province of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Nova Scotia, the United States, the Cayman Islands and other eligible foreign jurisdictions as the Underwriters and Corporation may agree prior to the Closing Date;

(ee) "**Special Warrants**" means the special warrants to be issued by the Corporation and purchased by the Underwriters or Substituted Purchasers pursuant to this Agreement, each such Special Warrant entitling the holder thereof to receive, without payment of any further consideration, one Common Share;

(ff) "**Special Warrant Indenture**" means the warrant indenture pursuant to which the Special Warrants and the Additional Warrants shall be created and issued containing the definitive terms and conditions of the Special Warrants and the Additional Warrants in such form as shall be approved by the Corporation, the Underwriters and their respective counsel;

(gg) "**Standard Listing Conditions**" has the meaning ascribed thereto in section 5.3;

(hh) "**Subsidiaries**" means the subsidiaries of the Corporation, being CSI Wireless Corporation, CSI Wireless LLC and Satloc LLC;

(ii) "**subsidiary**" has the meaning ascribed to it in the *Securities Act* (Ontario);

(jj) "**Substituted Purchasers**" means those persons resident in the Selling Jurisdictions who are solicited by the Underwriters in accordance with this Agreement and who subscribe for and purchase the Special Warrants or the Additional Warrants under the Offering;

(kk) "**Subscription Agreement**" means, collectively, the subscription agreements entered into between, *inter alia*, a Substituted Purchaser, GMP, the Corporation and, in the case of agreements with U.S. Substituted Purchasers, Griffiths McBurney Corp., with respect to the Offering;

(ll) "**Supplemental Material**" means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under applicable Securities Laws relating to the qualification for distribution of the Underlying Shares;

(mm) "**Tax Act**" means the *Income Tax Act* (Canada);

(nn) "**Trust Company**" means Computershare Trust Company of Canada;

(oo) "**TSX**" means the Toronto Stock Exchange;

(pp) "**Underlying Shares**" means the Common Shares issuable upon the exercise of the Special Warrants or the Additional Warrants;

(qq) "**Underwriters**" means collectively GMP Securities Ltd., Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited;

(rr) "**Underwriters' Option**" has the meaning given to that term in section 3.1; and

(ss) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2 The division of this Agreement into sections, subsections, clauses and paragraphs and the headings appearing in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3 In this Agreement, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing gender include all genders;

(c) words importing persons include individuals, partnerships, limited partnerships, joint ventures, syndicates, sole proprietorships, companies or corporations with or without share capital, unincorporated associations, societies, trusts, trustees, executors, administrators or other legal personal representatives, governmental authorities, regulatory authorities, and self-regulating organizations, bodies or entities however designated or constituted;

(d) the word "or" is not exclusive; and

(e) the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto.

1.4 If any action is required to be taken under this Agreement on a day that is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5 Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of Canada.

1.6 Unless otherwise specified herein, a reference in this Agreement to a statute includes all regulations or rules made thereunder, all amendments to the statute or the regulations or rules made thereunder, and any statutes, regulations or rules that supplement or supersede such statute, regulation or rule and, with respect to Securities Laws, includes any orders made thereunder and the applicable policy statements, instruments and notices issued or otherwise promulgated by the Securities Commissions or the Canadian securities administrators.

2. Attributes of the Special Warrants and the Additional Warrants

2.1 The Special Warrants and the Additional Warrants, if any, to be issued and sold under this Agreement by the Corporation will be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, those Special Warrants and Additional Warrants will have the attributes and characteristics contained in the Special Warrant Indenture.

3. Underwriters' Option

3.1 The Corporation hereby grants to the Underwriters, an option (the "**Underwriters' Option**") to purchase up to an additional 1,000,000 special warrants at a price of $3.25 per special warrant, all upon the same terms and conditions set forth herein for the purchase and sale of the Special Warrants (the "**Additional Warrants**"). The Underwriters' Option may be exercised by the Underwriters in whole or in part at any time until one Business Day prior to the Closing Date (the "**Expiry Date**"). The purchase and sale of any Additional Warrants shall occur contemporaneously with the purchase and sale of the Special Warrants on the Closing Date.

3.2 The Underwriters' Option may be exercised by GMP, on behalf of the Underwriters, by delivery of a written notice to the Corporation (or the Corporation's Counsel) confirming the number of Additional Warrants in respect of which the Underwriters' Option is being exercised. Upon exercise of the Underwriters' Option, the Corporation shall become obligated to issue and sell and the Underwriters shall become obligated to purchase the total number of the Additional Warrants as to which the Underwriters are then exercising the Underwriters' Option.

3.3 In the event that the Corporation should subdivide, consolidate or otherwise change its Common Shares during the period during which the Underwriters' Option is exercisable, the number of Underwriters' Shares shall be similarly subdivided, consolidated or changed such that the Underwriters would be entitled to receive the same number and type of securities that they would have otherwise been entitled to receive had they fully exercised such Underwriters' Option prior to such subdivision, consolidation or change. The purchase price shall be adjusted accordingly and notice shall be given to the Underwriters of such adjustment. In the event that the Underwriters

shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the auditors of Corporation at the Corporation's expense.

3.4 If the Underwriters' Option is exercised as to all or any portion of the Additional Warrants, such Additional Warrants shall be sold and payment therefor shall be delivered on the Closing Date. The amount payable by the Underwriters to the Corporation in respect of the exercise of the Underwriters' Option shall be equal to the number of Additional Warrants in respect of which the Underwriters' Option is exercised multiplied by $3.25 net of the underwriting fee of $0.195 per Additional Warrant.

4. Filing of Preliminary Prospectus and Final Prospectus

4.1 The Corporation will use its reasonable best efforts to prepare and file in accordance with the MRRS with the Alberta Securities Commission in its capacity as principal regulator under the MRRS and obtain a MRRS decision document for the Preliminary Prospectus from the principal regulator on behalf of the Securities Commissions in each of the Qualifying Jurisdictions, and a receipt from each Qualifying Jurisdiction which has opted out of the MRRS (if applicable) in sufficient time to allow the Corporation to comply with its obligations under section 4.2.

4.2 The Corporation will use its reasonable best efforts to prepare and file the Final Prospectus in each of the Qualifying Jurisdictions with the Securities Commissions under the Securities Laws and to obtain the Final MRRS Decision Document dated no later than June 3, 2004 and as soon as possible after the filing and will use its reasonable best efforts to take all other steps and proceedings that may be necessary in order to qualify the Underlying Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Underlying Shares under the Securities Laws and who comply with the Securities Laws.

4.3 The Corporation will use its reasonable best efforts to promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to enable the Underlying Shares to continue to be qualified for sale to the public in all of the Qualifying Jurisdictions through the Underwriters or any other registrant who complies with the relevant provisions of the Securities Laws.

5. Delivery of Preliminary and Final Prospectus and Other Documents

5.1 The Corporation shall deliver to the Underwriters at or prior to the time the Preliminary Prospectus, Final Prospectus and any Supplemental Material is presented to the Underwriters for signing, a copy of the Preliminary Prospectus, the Final Prospectus and the Supplemental Material, as the case may be, in the English language, each signed on behalf of the Corporation in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.

5.2 The Corporation shall deliver to the Underwriters, prior to the time of the filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, as the case may be, with the Alberta Securities Commission in its capacity as the principal regulator pursuant to the MRRS, a copy of any other documents required to be filed by the Corporation with or prior to filing the Preliminary Prospectus, the Final Prospectus or the Supplemental Material, as the case may be, under the MRRS or the Securities Laws.

5.3 The Corporation shall deliver to the Underwriters evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Underlying Shares (subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**")).

5.4 The Corporation shall promptly and, in any event within all applicable time limitation periods, prepare and file with the Securities Commissions any Supplemental Material required to be filed under the Securities Laws. Such Supplemental Material shall be in form and substance satisfactory to the Underwriters, acting reasonably, and,

prior to the filing of such Supplemental Material with any Securities Commission, the Corporation shall deliver to the Underwriters:

(a) a copy of such Supplemental Material signed on behalf of the Corporation in the manner required by the Securities Laws of each of the Qualifying Jurisdictions;

(b) a copy of any other document required to be filed by the Corporation with or prior to filing of the Supplemental Material under the MRRS or the Securities Laws of each of the Qualifying Jurisdictions; and

(c) such reports, comfort letters or opinions as may reasonably be requested by the Underwriters.

5.5 Each delivery of the Qualification Documents to the Underwriters shall constitute the consent of the Corporation to the use thereof by the Underwriters and members of their selling group (if any) of those documents in connection with the distribution of the Underlying Shares for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws.

6. <u>Commercial Copies</u>

The Corporation shall, as soon as possible but in any event not later than on the second Business Day after the issuance of an MRRS decision document by the Alberta Securities Commission, in its capacity as the principal regulator in respect of the Preliminary Prospectus and the Final Prospectus, respectively, pursuant to the MRRS, and within two Business Days after the execution of any Supplemental Material, cause to be delivered to the Underwriters without charge, commercial copies of the Preliminary Prospectus and the Final Prospectus, as the case may be, in the English language or any Supplemental Material, as the case may be, in such numbers and to such Canadian cities as the Underwriters may reasonably request by written instructions given by the Underwriters to the printer of the Preliminary Prospectus and the Final Prospectus or any Supplemental Material, as the case may be. The commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR.

7. <u>Due Diligence</u>

The Corporation shall at all times allow the Underwriters and their representatives to conduct all due diligence investigations and examinations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters, in order to avail themselves of a defence to any claim for misrepresentation in the Qualification Documents and in order to enable the Underwriters to execute any certificate in the Qualification Documents required to be executed by the Underwriters. It shall be a condition precedent to the Underwriters' execution of any certificate in any Qualification Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Qualification Document required to be executed by the Underwriters and filed in compliance with the Securities Laws for the purpose of qualifying the Underlying Shares.

8. <u>Auditors' Comfort Letter</u>

8.1 The Corporation shall deliver to the Underwriters prior to the filing of the Final Prospectus a letter signed by the Corporation's auditors and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters counsel, acting reasonably, with respect to certain accounting and financial information appearing in the Final Prospectus which letter shall be in addition to the auditors' reports and opinions contained in the Final Prospectus and the auditors' consent and comfort letters (if required) addressed to the Securities Commissions. The Corporation shall deliver a draft of such letter to the Underwriters, not later than two Business Days prior to the delivery of the Final Prospectus to the Underwriters for signing.

8.2 If any statistical, financial or accounting information is contained in any Supplemental Material which is required to be executed by the Underwriters, the Corporation shall deliver or cause to be delivered to the Underwriters at the time of execution thereof by the Underwriters a letter signed by the Corporation's auditors and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain of the statistical, financial and accounting information relating to the Corporation and its business contained in the Supplemental Material and with respect to any material changes thereto up to a date within three Business Days of the date of such letter, which letter shall be in addition to any auditors' report contained in the Supplemental Material and the auditors' consent and comfort letters addressed to the Securities Commissions.

9. Opinions

9.1 The Underwriters shall receive a legal opinion, dated as of the Qualification Closing Date and addressed to the Underwriters, from counsel to the Corporation in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request, including but not limited to the following:

(a) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus, Final Prospectus and any Supplemental Material and the filing thereof with the Securities Commissions;

(b) all approvals, permits, consents, orders and authorizations under applicable securities laws in force in the Qualifying Jurisdictions have been obtained, all necessary documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled to qualify the issuance of the Underlying Shares to the public in the Qualifying Jurisdictions; and

(c) the attributes of the Underlying Shares are consistent in all material aspects with the description thereof in the Final Prospectus.

9.2 The Underwriters shall receive a legal opinion, dated as of the Qualification Closing Date and addressed to the Underwriters, from counsel to the Underwriters in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request.

The Underwriter's counsel may rely:

(a) as to matters of fact, to the extent appropriate in the circumstances, on certificates of the auditors of the Corporation and on certificates of the Corporation, executed on its behalf by a senior officer of the Corporation acceptable to the Underwriters, acting reasonably;

(b) on the opinions of local counsel acceptable to the Underwriters' counsel, acting reasonably, as to the qualification of the Underlying Shares for sale to the public and as to other relevant matters in the Qualifying Jurisdictions; and

(c) to the extent necessary, on the opinion of the Corporation's counsel.

9.3 The Corporation will deliver to the Underwriters, at the Qualification Closing Date, a certificate dated the Qualification Closing Date, addressed to the Underwriters and signed by the President and Chief Executive Officer of the Corporation and the Vice President, Finance and Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation that:

(a) the Final Prospectus and any Supplemental Material contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Underlying Shares and to the Corporation;

(b) no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares has been issued and, to the knowledge of the persons signing the certificate, no proceedings for such purpose are pending or threatened;

(c) the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Qualification Date; and

(d) without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained in this Agreement are true and correct as of the date of the Qualification Closing Date with the same force and effect as if made at and as of the date of the Qualification Closing Date.

9.4 The Underwriters shall receive at the Qualification Closing Date a comfort letter dated as of the Qualification Closing Date addressed to the Underwriters from the Corporation's auditors substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letter to be delivered to the Underwriters pursuant to section 8.

10. Regulatory Approvals

10.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all necessary steps to ensure that the Underlying Shares have been approved for listing and posting for trading on the TSX, prior to or on the Closing Date, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

10.2 The Corporation will make all necessary filings and use its reasonable best efforts to obtain all necessary regulatory consents and approvals (if any) in connection with the transactions contemplated in this Agreement.

11. Certain Obligations of Underwriters

11.1 The Underwriters covenant and agree with the Corporation that they will:

(a) conduct activities in connection with the proposed offering and sale of the Special Warrants and Additional Warrants in compliance with all applicable Securities Laws in the Selling Jurisdictions and, without limitation, agree that they will not make available to prospective purchasers of the Special Warrants and Additional Warrants any document or material which would constitute an offering memorandum as defined under applicable Securities Laws in the Selling Jurisdictions;

(b) not, directly or indirectly, solicit offers to purchase or sell the Special Warrants and the Additional Warrants so as to require registration of the Special Warrants or the Additional Warrants or filing of a prospectus with respect to the Special Warrants or the Additional Warrants under the laws of any jurisdiction;

(c) not solicit subscriptions for the Special Warrants and Additional Warrants or do any act in furtherance of a trade of the Special Warrants and Additional Warrants outside of the Selling Jurisdictions;

(d) deliver copies of the Qualification Documents to holders of Special Warrants and Additional Warrants as soon as practicable after the delivery of such documents to the Underwriters with evidence reasonably satisfactory to the Underwriters that the Corporation has obtained a MRRS decision document therefore on behalf of, or receipts therefor from, each of the Securities Commissions;

(e) offer and sell the Special Warrants and Additional Warrants in the United States only through the U.S. Affiliate (as defined in Schedule "a" hereto) duly registered as a U.S. broker-dealer in the

applicable jurisdictions to permit it to offer and sell the Special Warrants and Additional Warrants and which affiliate will be bound by the provisions of this Agreement and will otherwise comply with the applicable U.S. broker-dealer laws;

(f) not make any other contractual arrangements for the distribution of the Special Warrants and Additional Warrants in the United States without the prior consent of the Corporation;

(g) not advertise the proposed sale of the Special Warrants and Additional Warrants in printed media of general and regular paid circulation, radio television or telecommunications (including electronic display) or otherwise;

(h) obtain from each Subscriber an executed Subscription Agreement and deliver such Subscription Agreements to the Corporation together with such other documents with respect to the issue of the Special Warrants and Additional Warrants or Underlying Shares as may be required by the TSX or by applicable Securities Laws of the Selling Jurisdiction; and

(i) cause each member of any banking, selling or other group formed by them to enter into similar undertakings in any agreements among the members of such groups and to acknowledge their respective agreement to be bound by the provisions of this Agreement.

11.2 No Underwriter will be liable to the Corporation under this section 11 with respect to a default by any of the other Underwriters.

12. Statutory and Contractual Rights

12.1 In the event that a holder of a Special Warrant or an Additional Warrant who acquires an Underlying Share upon the exercise of the Special Warrant or the Additional Warrant, as the case may be, as provided for in the Subscription Agreements or in the Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall, subject to available defences and any limitation period under applicable securities legislation, be entitled to rescission not only of the holder's exercise of its Special Warrant(s) and/or Additional Warrant(s) but also of the private placement transaction pursuant to which the Special Warrant and/or Additional Warrants was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters and/or the Corporation on the acquisition of the Special Warrant and/or Additional Warrant. In the event such holder is a permitted assignee of the interest of the original Special Warrant or Additional Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant or Additional Warrant under section 130 of the *Securities Act* (Ontario), section 203 of the *Securities Act* (Alberta), equivalent provisions of securities laws in the other Qualifying Jurisdictions or otherwise at law.

13. Representations and Warranties of the Corporation

13.1 The Corporation hereby represents and warrants to the Underwriters as follows, acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, and acknowledges that the Substituted Purchasers shall, pursuant to their respective Subscription Agreements, obtain the benefit of such representations and warranties (which are incorporated by reference in such Subscription Agreements) and may rely thereon in entering into such Subscription Agreements:

(a) the delivery by the Corporation to the Underwriters of any Qualification Document shall constitute the Corporation's representation and warranty to the Underwriters that:

(i) the Qualification Document contains, at the date of the Qualification Documents, no misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Special Warrants and the Additional Warrants; and

(ii) such Qualification Document complies with the requirements of the Securities Laws;

provided that, in each case, the Corporation makes no representation or warranty with respect to statements contained in or omissions from any Qualification Document relating solely to and provided by the Underwriters;

(b) each of the Corporation and each of the Subsidiaries is a corporation incorporated, amalgamated or continued, as the case may be, and existing under the laws of its jurisdiction of incorporation, amalgamation or continuation, as the case may be, and has all the requisite power and capacity to carry on its business as now conducted and to own, lease and operate its assets;

(c) each of this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants and the Additional Warrants has been duly authorized, executed and delivered on behalf of the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgements; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(d) at the Closing Time, each of the Subscription Agreements will have been duly authorized, executed and delivered on behalf of the Corporation and will be a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgements; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(e) the Corporation has duly reserved and allotted for issuance the Underlying Shares issuable by it;

(f) each of the Corporation and its Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business or holds investments, and is duly licensed, registered and qualified in all jurisdictions in which it carries on business or holds investments to enable its business or activities to be carried on or its investments to be held as now conducted or held, except where a failure to be in such

compliance or to be duly licensed, registered or qualified could not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or the results of operations or business affairs (a "**Material Adverse Effect**") of the Corporation and the Subsidiaries taken as a whole, and all such licences, registrations and qualifications are valid, existing and in good standing, and none of such licences, registrations or qualifications contains any term, provision, condition or limitation which could have a Material Adverse Effect;

(g) neither the Corporation nor any of the Subsidiaries is in violation of its constating documents, by-laws or resolutions of its directors or shareholders or in default in the performance of any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Corporation or a Subsidiary is a party or by which it is bound or to which any of the property or assets of the Corporation or a Subsidiary is subject, and no event has occurred or been threatened which, with notice or lapse of time or both, would constitute such a violation or default, in each case which violation, default or defaults, individually or in the aggregate, would have a Material Adverse Effect on the Corporation and the Subsidiaries take as a whole;

(h) the Corporation has all requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants and the Additional Warrants and all necessary corporate action has been or will be taken to authorize the execution, delivery and performance by the Corporation of this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants and the Additional Warrants;

(i) the execution and delivery of, and the compliance by the Corporation with all of the provisions of, this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants and the Additional Warrants and the consummation of the transactions contemplated therein will not:

(i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance on any of the property or assets of the Corporation or a Subsidiary pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Corporation or a Subsidiary is a party or by which the Corporation or a Subsidiary is bound or to which any of the property or assets of the Corporation or a Subsidiary is subject, except where such breach, violation or default could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(ii) result in any violation of the provisions of the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation or a Subsidiary except where such violation could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole; and

(iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Corporation or a Subsidiary or any of their properties, except where such breach, violation or default could not have Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(j) since December 31, 2002, except as otherwise (i) publicly disclosed by the Corporation; or (ii) disclosed to the Underwriters in writing:

(i) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries taken as a whole;

(ii) there has not been any material change in the capital or long term debt of the Corporation and its Subsidiaries taken as a whole;

(iii) there has not been any material change, or any development involving a prospective material change (including arising from pending or threatened claims or contingent liabilities) in the business, business prospects, condition (financial or otherwise), management or results of the operations of the Corporation and its Subsidiaries taken as a whole; and

(iv) the Corporation has carried on its business in the ordinary course;

and the financial position of the Corporation on a consolidated basis as at the date hereof is at least as good as that disclosed in the Corporation's most recent financial statements;

(k) except as publicly disclosed, since December 31, 2002, neither the Corporation nor any of the Subsidiaries has, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of their shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of their outstanding securities or agreed to do so;

(l) except as disclosed to the Underwriters in writing, there are no shareholder loans owing to or by the Corporation or any of the Subsidiaries and except as among the Corporation, the Subsidiaries and their bankers, neither the Corporation nor any of the Subsidiaries is party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities, contingent or otherwise, or indebtedness of any other person;

(m) no consent, approval, permit, authorization, order or filing with any court or governmental agency, the securities authorities or any other jurisdiction or agency is required by the Corporation or necessary for the execution, delivery and the performance by the Corporation of its obligations under this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants or the Additional Warrants other than such consents, approvals, authorizations, registrations or qualifications as may be required under the Securities Laws or by the TSX, , all of which will be obtained by the Corporation prior to the Closing Time;

(n) the minute books and corporate records of the Corporation made available to Goodmans LLP, counsel to the Underwriters, in connection with its due diligence investigations for the periods requested are the original minute books and records and contain original copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporation records other than those which are not material in the context of such entities, as applicable;

(o) all of the outstanding securities of the Subsidiaries are directly legally and beneficially owned by the Corporation, are free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than granted in connection with the Corporation's and the Subsidiaries' credit facilities which have been publicly disclosed and are duly authorized and validly issued as fully paid and non-assessable;

(p) the authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as at February 23, 2004 not taking into account the issue and sale of the Special Warrants or the Additional Warrants to the Underwriters, 27,473,629 Common Shares, 1,511,000 first preferred shares and nil second preferred shares were issued and outstanding as fully paid and non-assessable and, except as contemplated under the provisions of this Agreement or the Corporation's stock option plan, no person, firm, corporation or other entity now has any agreement or option, or right or privilege capable of becoming an agreement (including convertible securities or warrants), for the purchase subscription or issuance of any unissued

shares, securities or warrants of the Corporation or any of the Subsidiaries, except for the following securities that are convertible into or exercisable for Common Shares: (i) 250,000 warrants issued to CIBC exercisable at a price of $2.50 and expiring on September 30, 2005; (ii) 3,121,455 private placement warrants exercisable at a price of $2.00 per share and expiring August 8, 2005; (iii) 214,874 agents warrants exercisable at a price of $1.60 per share and expiring August 8, 2005; (iv) 214,874 agents warrants exercisable at a price of $2.00 per share and expiring August 8, 2005; (v) 2,641,514 options to purchase common shares at various prices issued pursuant to the CSI Share Option Plan; and (vi) 235,593 options to purchase common at various prices issued pursuant to the Wireless Link Option Plan;

(q) the attributes of the Special Warrants and the Additional Warrants will conform in all materials respects with the terms and conditions contained in the Special Warrant Indenture;

(r) at the Closing Time, all necessary corporate action will have been taken by the Corporation and assuming the receipt by the Corporation of duly executed and completed Subscription Agreements (including all appendices and schedules thereto), payment for the Special Warrants and any Additional Warrants and compliance by the Underwriters of their covenants and obligations hereunder:

   (i) the Special Warrants and the Additional Warrants, if any, will have been validly authorized and issued by the Corporation;

   (ii) the Special Warrants and the Additional Warrants, if any, will have been duly executed and delivered by the Corporation;

   (iii) the Underlying Shares issuable upon exercise or deemed exercise of the Special Warrants or the Additional Warrants, if any, will have been validly authorized;

   (iv) upon exercise or deemed exercise of the Special Warrants or the Additional Warrants, if any, in accordance with the provisions thereof, the Underlying Shares issuable upon such exercise will be duly issued as fully paid and non-assessable shares in the capital of the Corporation; and

   (v) none of the Special Warrants or the Underlying Shares issuable on the exercise or deemed exercise of the Special Warrants and the Additional Warrants, if any, will have been issued in violation of applicable law or in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the issuer of such securities;

(s) prior to the Closing Time, the Trust Company will have been appointed as the warrant agent with respect to the Special Warrants and the Additional Warrants, if any;

(t) prior to the Closing Time, the definitive form and terms of the certificate(s) for the Special Warrants and the Additional Warrants will have been approved and adopted by the Corporation and will comply with all legal requirements and will not conflict with the Corporation's articles of incorporation;

(u) the definitive form of certificate representing the Underlying Shares, when issued, will comply with the requirements of the TSX and will not conflict with the Corporation's articles of incorporation;

(v) the Corporation is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario;

(w) the Corporation is in compliance in all material respects with its timely disclosure obligations under Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), activities, financial condition, capital or prospects of the Corporation and the Subsidiaries, considered as a whole, since the end of the Corporation's most recently completed financial year (for which audited statements are available), which has not been publicly disclosed in a filing made in accordance with Securities Laws;

(x) except as disclosed to the Underwriters in writing, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Corporation or any of the Subsidiaries, pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of the Subsidiaries, at law or in equity, before any court, arbitrator or any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could have a Material Adverse Effect on the Corporation and the Subsidiaries take as a whole or which questions the validity of the issuance, sale and delivery of the Special Warrants or the Additional Warrants;

(y) the Corporation and its Subsidiaries are not in violation of any law, ordinance, administrative or governmental rule or regulation or court decree or judgement applicable to them, or their assets or properties, which violation, non-compliance or failure to obtain could, individually or in the aggregate, have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole, or which might reasonably be expected to materially and adversely affect the consummation by the Corporation of the transactions contemplated by this Agreement, the Subscription Agreements or the Special Warrant Indenture;

(z) the Corporation and the Subsidiaries hold all of the permits, licences and like authorizations necessary for them to carry on their business in each jurisdiction where such business is carried on, and the Corporation and the Subsidiaries are not in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such permits, licenses or like authorizations in good standing, except where such failure to hold or default, individually or in the aggregate, could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(aa) except as disclosed in the Financial Statements, neither the Canada Customs and Revenue Agency nor any other taxation authority, foreign or domestic, has a current or subsisting assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries (including, without limitation, any predecessor companies) that could have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole, and, to the knowledge of the Corporation, no such assessments, claims or liabilities are being asserted or threatened by the Canada Customs and Revenue Agency nor any other taxation authority, foreign or domestic;

(bb) none of the Corporation or the Subsidiaries has any liabilities, contingent or otherwise, other than as disclosed in the Financial Statements or otherwise publicly disclosed, which could have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(cc) to the knowledge of the Corporation, there is no legislation or any other action undertaken by any federal, provincial, state, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(dd) the Financial Statements are true, complete and correct in all material respects and present fairly, in all material respects, the consolidated financial position of the Corporation and the Subsidiaries at the dates indicated therein and have been prepared in accordance with Canadian generally accepted accounting principles;

(ee) KPMG LLP, who will have audited and reviewed the annual financial statements, are independent chartered accountants with respect to the Corporation as required by Securities Laws;

(ff) the Corporation and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed in accordance with the general or specific authorization of the board of directors of the Corporation; and

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets;

(gg) each of the Corporation and the Subsidiaries have their respective properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Corporation or any of the Subsidiaries operate as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person. Except as disclosed to the Underwriters in writing, in the last 24 months none of the Corporation or the Subsidiaries has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. None of the Corporation or the Subsidiaries have any reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with their businesses at a cost that could have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(hh) except as otherwise publicly disclosed or disclosed to the Underwriters in writing, none of the directors or senior officers of the Corporation or of its Subsidiaries, as applicable, nor any holder of more than 10% of the outstanding voting securities of the Corporation, nor any associate or affiliate of any of the foregoing persons or companies, has had or, to the knowledge of the Corporation, intends to have any material interest, direct or indirect, in any transaction within two years prior to the date hereof or in any proposed transaction which materially affected or will materially affect the Corporation or any of the Subsidiaries;

(ii) no payments have been made or authorized by the Corporation or the Subsidiaries since December 31, 2002 to their officers, directors, former directors, shareholders or employees or to any person or company not dealing at arm's length (as such term is construed under the *Income Tax Act* (Canada)) with any of the foregoing, including by way of the repayment of a shareholder loan, except in the ordinary course of business and the regular rates to them of salary, pension, bonuses or other remuneration of any nature, and except for any payments described in the Financial Statements and except as otherwise publicly disclosed;

(jj) except in the ordinary course of business or as publicly disclosed, since December 31, 2002, no material capital expenditures have been made or authorized by the Issuer or any of the Subsidiaries;

(kk) to the best of the Corporation's knowledge, all material receivables recorded on the books of the Corporation and the Subsidiaries are bona fide and are good and collectible without set off or counterclaim, subject to any provision made in the Corporation's unaudited consolidated financial statements for the nine month period ending September 30, 2003;

(ll) to the best of the Corporation's knowledge, all material bonuses, commissions, salaries and other amounts owing to employees are reflected and have been accrued in the books of account of the Corporation;

(mm) there is no person, firm or corporation acting or, to the Corporation's knowledge, purporting to be acting for the Corporation entitled to any commission, brokerage or finder's fee payable by or on

behalf of the Corporation in connection with this Agreement or any of the transactions contemplated hereunder, except the Underwriters as provided herein other than in respect of other registered brokers, investment dealers and broker dealers retained or solicited by the Underwriters to form a syndicate or selling group; in the event any person, firm or corporation acting or purporting to be acting for the Corporation establishes a claim for any such commission, brokerage or finder's fee from the Underwriters, the Corporation covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred by the Underwriters in the defence thereof;

(nn) no order ceasing or suspending trading in any security of the Corporation or prohibiting the sale of securities of the Corporation has been issued and, to the knowledge of the Corporation, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(oo) with such exceptions as are not material to the Corporation and the Subsidiaries taken as a whole and except as otherwise disclosed to the Underwriters in writing: (i) the Corporation and each of the Subsidiaries have duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; (ii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Issuer and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Issuer or any of its Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and (iii) the Corporation and each of the Subsidiaries have withheld from all payments made to any of their officers, directors, employees and non-residents of Canada and other people with respect to whom they are required by law to withhold any payments pursuant to the *Income Tax Act* (Canada) or any other applicable legislation, or in respect of goods and services tax, the amount of all taxes, including but not limited to income tax, Canada pension plan contributions, employment insurance commission premiums, premiums payable under workman compensatory legislation and other deductions required to be withheld therefrom and have paid the same to the proper tax or other receiving officers within the time required under any applicable tax legislations;

(pp) each of the Corporation and the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens, mortgages, charges, pledges, encumbrances or other security interests for taxes on the assets or properties of any of the foregoing entities, except for taxes not yet due, and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, provincial, state, local or foreign), and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that could have a Material Adverse Effect on the Corporation and the Subsidiaries take as a whole;

(qq) neither the Corporation nor any of the Subsidiaries is the owner of or under any agreement to own any real property;

(rr) each of the Corporation and the Subsidiaries owns and has good title to its property and assets, free and clear of any and all hypothecs, prior claims, mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising, except for equipment lease security, security disclosed in the unaudited consolidated financial statements of the Corporation for the nine month period ending September 30, 2003 or the audited consolidated financial statements of the Corporation for the year ending December 31, 2002, except where such failure to have good title could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(ss) except as disclosed to the Underwriters in writing, the Corporation and each of the Subsidiaries has the right to use or is the registered owner of all right, title and interest in and to the Intellectual Property (as hereinafter defined) as is necessary to conduct the business of the Corporation and the Subsidiaries as it is currently conducted except where the failure to have such rights could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole. To the knowledge of the Corporation, the conduct of the business of the Corporation and the Subsidiaries does not infringe upon the trademarks, trade names, patents or copyrights, domestic or foreign, of any other person, except where such infringement could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole. To the knowledge of the Corporation, the Intellectual Property which is not owned by the Corporation or the Subsidiaries is being used by the Corporation or the Subsidiaries only with the consent of or license from the rightful owner thereof, and all such licences are in full force and effect, except where the failure to have such consent or license could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole. To the knowledge of the Corporation, there does not exist any claim of adverse ownership, invalidity or any other opposition to or conflict with any Intellectual Property nor any pending or threatened suit, proceeding, claim, demand, action or investigation of any nature or kind against the Corporation or any of the Subsidiaries relating to the Intellectual Property, except where such suit, proceeding, claim, demand, action or investigation could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole. For purposes of the foregoing, "**Intellectual Property**" means all patent applications, copyrights, trademarks, trade names, (including applications for all the foregoing and renewals, divisions, extensions and reissues, where applicable, relating thereto), inventions, licenses, trade secrets, patterns, drawings, software, technical information, research data, concepts, methods, procedures, designs, know-how and all other intellectual property, both foreign and domestic, owned by or licensed to the Corporation or the Subsidiaries;

(tt) except as disclosed to the Underwriters in writing, the Corporation is not aware of a claim of any infringement or breach by the Corporation or a Subsidiary of any industrial or intellectual property rights of any other person, nor has the Corporation or a Subsidiary received any notice nor is the Corporation otherwise aware that the use of the business names, trademarks, service marks and other industrial or intellectual property of the Corporation or a Subsidiary infringes upon or breaches any industrial or intellectual property rights of any other person except where such claim, infringement or breach could not have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole;

(uu) other than CSI Wireless LLC and Satloc LLC, none of the Subsidiaries is material to the financial position, shareholders' equity or results of operations of the Corporation on a consolidated basis;

(vv) the Corporation has, to the best of its knowledge, made available to the Underwriters all material information and material facts relating to the Corporation and the Subsidiaries and their respective assets, liabilities and undertakings and such material information and material facts are true and correct as at the respective dates of such information or facts;

(ww) the information and statements publicly disclosed on SEDAR since January 1, 2003, as it relates to the Corporation and its Subsidiaries, are true and correct in all material respects and do not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to the Corporation which has not been publicly disclosed and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xx) the Trust Company, at its principal office in Toronto has been duly appointed as transfer agent and registrar for the Common Shares;

(yy) the currently issued and outstanding Common Shares are listed and posted for trading on the TSX;

(zz) there has not been any material disagreement with the auditors of the Corporation and the Corporation has no current intention to change auditors; and

(aaa) the Corporation has not granted any party any registration rights or similar rights to have any securities registered or qualified for distribution under the Securities Laws or the securities laws of another jurisdiction.

14. Covenants of the Corporation

14.1 The Corporation covenants and agrees with the Underwriters (and acknowledges that the Substituted Purchasers shall, pursuant to their respective Subscription Agreements, obtain the benefit of such covenants which are incorporated by reference in such Subscription Agreements) that the Corporation:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplemental Material has been filed and MRRS decision documents have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of MRRS decision documents;

(b) will, until the Qualification Closing Date, advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Qualification Documents; (ii) the suspension of the qualification of the Underlying Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any of those purposes; and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c) will advise the Underwriters, promptly after receiving notice of or obtaining knowledge of any request made by any Securities Commission to amend or supplement the Preliminary Prospectus, the Final Prospectus or any Supplemental Material or provide any additional information;

(d) will apply the net proceeds from the issue and sale of the Special Warrants and the Additional Warrants, if any, substantially in accordance with the disclosure to be set out under the heading "Use of Proceeds" in the Preliminary Prospectus and the Final Prospectus;

(e) will not, without prior consultation with GMP, acting reasonably, on behalf of the Underwriters, during the period commencing on the date hereof and expiring on the Qualification Date, issue any press release;

(f) will use its best efforts to maintain the Corporation's status as a reporting issuer not in default under the applicable Securities Laws and maintain the listing of the Underlying Shares for a period of 12 months from the Closing Date;

(g) will fulfill all legal requirements to permit the creation, issuance, offering and sale of the Special Warrants and the Additional Warrants as contemplated in this Agreement and duly, punctually and faithfully perform all obligations to be performed by it under the Subscription Agreements to which it is a party and this Agreement including, without limitation, compliance with the applicable Securities Laws to enable the Special Warrants and the Additional Warrants to be offered for sale and sold, without the necessity of filing a prospectus or an offering memorandum under the applicable Securities Laws or any other applicable securities laws, to Substituted Purchasers through investment dealers or brokers registered under the applicable Securities Laws of the Qualifying Jurisdictions or any other applicable securities laws who have complied with the relevant provisions of such laws;

(h) as soon as practicable after the Closing Date and, in the event, within the applicable time periods under the Securities Laws, will file such documents and pay such fees as may be required under the Securities Laws relating to the private placement of the Special Warrants and the Additional Warrants, such filings to be in form and on terms reasonably satisfactory to the Underwriters;

(i) will at all times prior to the filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (including prior to the Closing Date), allow the Underwriters and their counsel to participate fully in the preparation of such documents and allow the Underwriters and their representatives and counsel to conduct all due diligence which the Underwriters may reasonably require to be conducted in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by the Underwriters in connection with any Qualification Documents, and it shall be a condition precedent to the Underwriters' execution of any such certificate that they be satisfied, acting reasonably, as to the form and content of such Qualification Documents; and

(j) if the Final MRRS Decision Document is not issued by or on behalf of a Qualifying Jurisdiction prior to the Qualification Deadline, will issue to a holder of Special Warrants or Additional Warrants in such Qualifying Jurisdiction exercised thereafter, without payment of additional consideration, one and one-tenth (1.1) Underlying Shares (in lieu of one (1) Underlying Share) per Special Warrant or Additional Warrant, as the case may be.

15. Material Change

15.1 The Corporation will promptly inform the Underwriters in writing until the Qualification Date of:

(a) any material change, or any development involving a prospective material change, in the condition, financial or otherwise, or in the results of operations or business of the Corporation and its Subsidiaries taken as a whole, whether or not arising in the ordinary course of business;

(b) any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material had that fact arisen or been discovered on, or prior to, the date of any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material; or

(c) any change in any material fact contained in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material, which, in any case, is of such a nature as to render any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material untrue or misleading in any material respect or to result in any misrepresentation in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material including as a result of any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances in which it was made or which would result in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material not complying with applicable Securities Laws any other applicable securities laws, as the case may be.

15.2 The Corporation will comply with Section 57 of the *Securities Act* (Ontario) and with the comparable provisions of the other Securities Laws and any other applicable securities laws, and the Corporation will prepare and file promptly, and will otherwise comply with all legal requirements necessary to continue to qualify the Underlying Shares for distribution in each of the Qualifying Jurisdictions pursuant to this Agreement.

15.3 In addition to the provisions of sections 15.1 and 15.2, the Corporation will, in good faith, discuss with the Underwriters any change, event or fact contemplated in sections 15.1 and 15.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under section 15.1 and will consult with the Underwriters with respect to the form and content of any Supplemental Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplemental Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and their counsel, acting reasonably.

16. Conditions of Closing

16.1 The Underwriters' obligations under this Agreement (and the obligations of the Substituted Purchasers pursuant to their respective Subscription Agreements) shall be subject to the following conditions being fulfilled on or prior to the Closing Date (which the parties acknowledge that the Substituted Purchasers obtain the benefit of and may rely on in entering into such Subscription Agreements):

(a) the Underwriters and their counsel shall have received a legal opinion dated as of the Closing Date addressed to the Underwriters and their counsel from the Corporation's counsel in form and content to the satisfaction of the Underwriters' counsel with respect to all such matters as the Underwriters may reasonably request, including, without limitation, the following:

(i) each of the Corporation and the Subsidiaries has been duly created, incorporated, amalgamated or continued, as the case may be, and is existing and has all requisite power and authority to carry on its business as now conducted by it and to own or lease its properties and assets as now conducted, and to own its properties and assets and to execute, deliver and perform its obligations under this Agreement;

(ii) all necessary actions have been taken by the Corporation to validly create, issue, sell and deliver the Special Warrants and the Additional Warrants to the Underwriters;

(iii) the Corporation has duly reserved and allotted for issuance the Underlying Shares issuable by it;

(iv) each of this Agreement and the Special Warrant Indenture has been duly authorized, executed and delivered on behalf of the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms;

(v) the issue and sale by the Corporation of the Special Warrants and the Additional Warrants in accordance with the terms of this Agreement and the performance of and compliance by the Corporation with the terms of this Agreement does not and will not conflict with or result in a breach of, or constitute a default under any applicable laws in Alberta or any laws of Canada applicable therein or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation was or is a party or by which the Corporation was or is bound on the date hereof, or any judgement, decree, order, statute, rule or regulation applicable to the Corporation which default or breach could have a Material Adverse Effect on the Corporation and the Subsidiaries taken as a whole or their respective properties or assets;

(vi) the authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares;

(vii) the Special Warrants and the Additional Warrants, if any, have been validly created and issued by the Corporation and, upon the Corporation receiving payment of the purchase price therefor, the Special Warrants and the Additional Warrants, if any, will be validly issued and outstanding as fully paid and non-assessable securities of the Corporation;

(viii) the issuance of the Special Warrants and the Additional Warrants has been approved by the TSX and the Underlying Shares have been accepted for listing on the TSX (subject to the Standard Listing Conditions);

(ix) the Special Warrants, the Additional Warrants and the Underlying Shares on the date of issue, will be qualified investments under the *Income Tax Act* (Canada) (the "**Tax Act**") and the Income Tax Regulations for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan and will not be a prohibited investment for a registered pension plan under the Tax Act and the Income Tax Regulations. The Special Warrants, the Additional Warrants and the Underlying Shares will not, on the date of issue, constitute "foreign property" for the purposes of Part XI of the Tax Act;

(x) the Corporation is a "reporting issuer" under the *Securities Act* (Alberta) and is not included in a list of defaulting reporting issuers maintained by the Alberta Securities Commission. The Corporation is also a "reporting issuer" or the equivalent under the Securities Laws of each of the Qualifying Jurisdictions and is not in default of any requirement of such legislation; and

(xi) the Trust Company, at its principal office in Toronto, has been duly appointed as the transfer agent and registrar for the Common Shares;

(b) the Corporation will cause to be delivered to the Underwriters Securities Laws opinions for each Qualifying Jurisdiction where the Special Warrants or Additional Warrants are sold regarding the exemption available from the prospectus and registration requirements in such jurisdictions, whether a Final MRRS Decision Document is issued or not, relating to:

(i) the issuance of the Special Warrants and the Additional Warrants and the first trade thereof;

(ii) the exercise of the Special Warrants and the Additional Warrants and the first trade of the Underlying Shares;

(iii) the definitive form and terms of the certificates for the Special Warrants and the Additional Warrants have been approved and adopted by the Corporation, comply with all legal requirements and the Special Warrant Indenture; and

(iv) the Trust Company has been appointed as the warrant agent for the Special Warrants and the Additional Warrants;

(c) if any Special Warrants or Additional Warrants are offered and sold to Substituted Purchasers in the United States, the Corporation will cause its U.S. counsel to deliver to the Underwriters a favourable legal opinion dated as of the Closing Date with respect to the availability of an exemption from the registration requirements under the securities laws of the United States in connection with the sale in the United States of Special Warrants or Additional Warrants by the Corporation to Substituted Purchasers for the Underwriters and for the delivery to such Substituted Purchasers of the Underlying Shares upon the exercise of the Special Warrants and the Additional Warrants by such Substituted Purchasers;

(d) the Underwriters will have received certificates dated as at the Closing Date signed by those senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the following:

(i) the constating documents of the Corporation;

(ii) the resolutions of the directors of the Corporation relevant to the allotment, issue and sale of the Special Warrants, the Additional Warrants and the Underlying Shares, as

applicable, and the authorization of the other agreements and transactions contemplated by this Agreement;

(iii) the incumbency and signatures of signing officers of the Corporation; and

(iv) without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date;

(e) all actions required to be taken by or on behalf of the Corporation and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Closing Time so as to validly create and issue the Special Warrants and the Additional Warrants having the attributes contemplated by the Special Warrant Indenture;

(f) the issuance of the Special Warrants and the Additional Warrants will have been approved by the TSX and the Underlying Shares will have been approved for listing and posting for trading on the TSX (subject only to standard listing conditions);

(g) the Underwriters will have received such other certificates (including bringdown certificates), opinions, agreements, materials or documents, in form and substance satisfactory to the Underwriters, as the Underwriters may reasonably request;

(h) the Corporation having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the completion of the Offering; and

(i) the diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Corporation not generally known to the public which should have been previously disclosed.

17. <u>Termination by Underwriters in Certain Events</u>

17.1 Each Underwriter will be entitled to terminate its obligation to purchase the Special Warrants or the Additional Warrants by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority, in relation to the Corporation or any of the officers or directors of the Corporation or any of its principal shareholders, which in the opinion of the Underwriters, acting reasonably, materially adversely affects the Corporation or the trading or distribution of the Special Warrants, the Additional Warrants or the Common Shares;

(b) any law or regulation is enacted, changed, interpreted or administered which, in the opinion of such Underwriter, acting reasonably, could operate to prevent or restrict the trading of the Common Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Special Warrants, the Additional Warrants or the Common Shares;

(c) any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority and has not been withdrawn, rescinded or revoked;

(d) the Corporation is in breach in any material respect of a material term, condition or covenant hereunder or any material representation or warranty given by the Corporation hereunder becomes or is false in any material respect;

(e) there occurs any material change in the affairs of the Corporation, or there should be discovered a material fact, or there should occur a change in a material fact, in each case, which, in the sole opinion of such Underwriter, acting reasonably, has or would be expected to have a material adverse effect on the business, affairs or profitability of the Corporation or on the market price or value of the securities of the Corporation; or

(f) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of any nature, including, without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence which, in the sole opinion of such Underwriter, acting reasonably, materially adversely affects, or materially adversely involves or will or may materially adversely affect or materially adversely involve, the financial markets or the business, operations, affairs or profitability of the Corporation and its Subsidiaries taken as a whole or the market price or value of the securities of the Corporation.

17.2 All representations and warranties in this Agreement shall be construed as conditions, and any breach or failure to comply with any such terms and conditions which in the reasonable opinion of any of the Underwriters adversely affects the sale by it of the Special Warrants and the Additional Warrants shall entitle each Underwriter at any time prior to the Closing Date to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation.

17.3 Any termination by any of the Underwriters pursuant to the provisions of this Agreement shall be effected by notice delivered to the Corporation. A notice of termination given by an Underwriter under this section 17 shall not be binding upon any other Underwriter. In the event that one but not all Underwriters shall exercise the right of termination herein, the other of them shall have the right, but shall not be obligated, to purchase all of the Special Warrants and Additional Warrants which would otherwise have been purchased by the Underwriter which has so terminated. The rights of termination contained in section 17 hereof are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation or the Underwriters except for any liability provided for in section 18 and section 19.2.

18. Indemnification

18.1 The Corporation will protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all losses (other than loss of profits), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a "**Claim**") caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a) any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b) any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Qualification Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of

them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Qualification Documents, which operates to prevent or restrict the trading in or the sale of the Special Warrants and the Additional Warrants;

(d) the Corporation not complying prior to the completion of the sale of the Special Warrants and the Additional Warrants with any requirement of any Securities Laws relating to the Offering;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis.

This indemnity will be in addition to any liability which the Corporation may otherwise have.

18.2 If any Claim contemplated by this section 18 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 18 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Corporation under this section 18 and provided further that any failure to so satisfy in respect of any actual Claim will not increase the liability of the Corporation under this section 18). The Corporation will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Corporation or the Indemnified Party without the prior written consent of the other. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(a) the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within 10 days of receiving notice of the suit;

(b) the employment of that counsel has been authorized by the Corporation; or

(c) the named parties to the suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party has been advised in writing by its outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in sections 18.2(a), (b) or (c), the Corporation will not have the right to assume the defence of the suit on behalf of the Indemnified Party. It is understood that the Corporation will not be liable to pay the reasonable fees and expenses (on a solicitor and own client basis) of more than one law firm (in addition to any local counsel) for all Indemnified Parties in respect of any one such action or separate but substantially similar or related action). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

18.3 The Corporation hereby acknowledges and agrees that, with respect to this section 18, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Corporation under this

section 18 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

18.4 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 18 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, will contribute to the aggregate of all Claims (other than losses of profits in connection with the issue of the Special Warrants and the Additional Warrants) of the nature contemplated in section 18 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion actually received.

18.5 No Indemnified Party who has engaged in any fraud, wilful default, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard will be entitled to claim indemnification under this section 18 or contribution under section 18.4 from any person who has not engaged in that fraud, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard.

18.6 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 18.4 will apply, *mutatis mutandis*, in respect of that other right.

18.7 If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, provided that such proceeding is not caused as a result of the fraud, wilful default, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard of such Underwriter, it will have the right, acting reasonably, to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

18.8 The obligations under this section 18 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

19. Fees and Expenses

19.1 In consideration of the agreement of the Underwriters to purchase, or find Substituted Purchasers for, the Special Warrants and the Additional Warrants and for providing the following services:

(a) assisting in the preparation of the Preliminary Prospectus and the Final Prospectus; and

(b) selling the Special Warrants and Additional Warrants both directly and through other registered dealers and brokers,

the Corporation agrees to pay to the Underwriters (i) at the Closing Date, a fee of $0.195 (representing 6% of the price per Special Warrant) for each Special Warrant sold, being an aggregate fee of $780,000 for the Special Warrants; and (ii) at the Closing Date, a fee of $0.195 (representing 6% of the price per Additional Warrant) for each Additional Warrant sold, being an aggregate fee of $195,000 for the Additional Warrants (collectively, the "**Underwriting Fee**").

19.2 Whether or not the purchase and sale of the Special Warrants and the Additional Warrants is completed, all expenses of or incidental to, the creation, issuance and delivery of the Special Warrants and the Additional Warrants and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Corporation including, without limitation:

(a) expenses payable in connection with the qualification of the Special Warrants, the Additional Warrants and the Underlying Shares under applicable Securities Laws;

(b) the fees, expenses and disbursements of the auditors to the Corporation, legal counsel to the Corporation and all related local counsel;

(c) the reasonable out-of-pocket expenses of the Underwriters and the reasonable fees and disbursements of the Underwriters' legal counsel to a maximum of $100,000 whether or not the Offering is completed;

(d) all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Final Prospectus, any Supplemental Material and any Underlying Share certification costs;

(e) all fees and expenses of the Trust Company; and

(f) all fees and expenses relating to the listing of the Underlying Shares on the TSX.

20. Closing

20.1 The closing of the purchase and sale of the Special Warrants and the Additional Warrants will be completed at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP, First Canadian Centre, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 or at any other place determined in writing by the Corporation and the Underwriters. At the Closing Time, the Corporation will duly and validly deliver to GMP:

(a) definitive certificates representing the Special Warrants and the Additional Warrants, if any, registered in the name of GMP or in such other name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time; provided that any Special Warrants and Additional Warrants issued to Substituted Purchasers will be individually certificated. The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificates representing the Special Warrants and the Additional Warrants, if any, on the delivery date, at the principal offices of the Trust Company in Toronto for certificates representing such number of Special Warrants and Additional Warrants registered in such names as shall be designated by the Underwriters not less than 24 hours prior to the Closing Time;

(b) executed Subscription Agreements; and

(c) all further documentation as may be required by this Agreement or as counsel to the Underwriters may reasonably require;

against payment by the Underwriters to the Corporation of the purchase price for the Special Warrants and the Additional Warrants, if any, being issued and sold by them under this Agreement by wire transfer payable to or as directed by the Corporation, less: (i) the Underwriting Fee respecting the Special Warrants and the Additional Warrants as described in section 19.1; (ii) any reimbursable expenses payable by the Corporation to the Underwriters for which invoices have been provided by the Underwriters to the Corporation pursuant to section 19.2; and (iii) delivery by the Underwriters to the Corporation of duly executed and completed Subscription Agreements (including any schedules or appendices thereto). For greater certainty, the foregoing provision does not require the Underwriters to provide the Corporation with all of their invoices pursuant to section 19.2 at or prior to the Closing Time.

21. Restrictions on Further Issues or Sales

21.1 During the period and ending on the day which is 180 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of GMP, such consent not to be unreasonably withheld, issue, offer, sell, contract to sell, grant any option to purchase, transfer, assign or otherwise dispose of any securities or announce any intention to effect the foregoing, other than the Special Warrants, the Additional Warrants and the Underlying Shares (except in connection with (i) the issuance or exercise of stock options to acquire Common Shares and other similar issuances pursuant to the Corporation's stock option plan and other share compensation arrangements, (ii) outstanding warrants, and (iii) issuances in connection with the acquisition of shares or assets in the ordinary course of business.

21.2 The Corporation shall use its reasonable best efforts to obtain an undertaking from Hamid Najafi, addressed to the Underwriters, not to sell any Common Shares owned by him, his affiliates or related parties within 30 days from the Qualification Date, if the Corporation files a Final Prospectus and receives Final MRRS Decision Document, without the prior written consent of GMP, such consent not to be unreasonably withheld.

22. Stabilization

In connection with the sale of the Special Warrants and the Additional Warrants, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

23. Obligations of the Underwriters to Purchase the Special Warrants and the Additional Warrants

23.1 Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Special Warrants and the Additional Warrants (collectively) will be several and not joint. The percentage of the Special Warrants and the Additional Warrants (collectively) to be severally purchased and paid for by each of the Underwriters will be as follows:

GMP Securities Ltd.	57.5%
Paradigm Capital Inc.	25.0%
Pacific International Securities Inc.	12.5%
Acumen Capital Finance Partners Limited	5.0%

If an Underwriter (a "**Refusing Underwriter**") does not complete the purchase and sale of the Special Warrants and the Additional Warrants which that Underwriter has agreed to purchase under this Agreement (the "**Defaulted Warrants**"), GMP may delay the completion of the Offering for not more than five days and the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase all but not less than all of the Defaulted Warrants *pro rata* according to the number of Special Warrants and Additional Warrants (collectively) to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If the Continuing Underwriters do not elect to purchase the Defaulted Warrants:

(a) the Corporation will not be obliged to sell less than all of the Special Warrants and the Additional Warrants; and

(b) the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 18 and 19.2.

24. Notice

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a) in the case of the Corporation:

4110 – 9th Street S.E.
Calgary, Alberta
T2G 3C4

Attention: Mr. Stephen Verhoeff
Facsimile No.: (403) 259-8866

with a copy to:

Burnet, Duckworth & Palmer LLP
First Canadian Centre, Suite 1400
350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Jay Reid
Facsimile No.: (403) 260-0330

(b) in the case of the Underwriters:

GMP Securities Ltd.
145 King Street West, Suite 1100
Toronto, Ontario M5H 1J8

Attention: Lorne Sugarman
Facsimile No.: (416) 943-6160

with a copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6

Attention: Neil Sheehy
Facsimile: (416) 979-1234

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first Business Day following the day on which it is sent.

25. Representative of Underwriters

Except with respect to sections 17 and 18, all transactions and notices on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by GMP and GMP will in good faith discuss with the other Underwriters the nature of any of such transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Corporation shall be entitled to rely on instructions and notices provided to it by GMP on behalf of the Underwriters in that regard.

26. Time of Essence

Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

27. Representations, Warranties and Agreements Surviving Closing

The representations, warranties, obligations and agreements herein contained and in any certificate delivered pursuant to this Agreement shall survive the purchase by the Underwriters or the Substituted Purchasers of the Special Warrants and the Additional Warrants and shall continue in full force and effect for a period of 24 months after the earlier of the Qualification Date or the Expiry Date unaffected by any subsequent disposition of the Special Warrants and the Additional Warrants or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of any Qualification Document or the sale of the Special Warrants and the Additional Warrants.

28. Miscellaneous

28.1 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

28.2 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

28.3 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

28.4 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

28.5 This Agreement and the other documents referred to in this Agreement constitute the entire agreement between the Underwriters and the Corporation relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

28.6 The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Corporation and the Underwriters and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

29. Acceptance

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

Yours very truly,

GMP SECURITIES LTD.

By: *"Lorne Surgarman"*

Lorne Sugarman
(Authorized Signatory)

PARADIGM CAPITAL INC.

By: *"John Warwick"*

Name: John Warwick
(Authorized Signatory)

PACIFIC INTERNATIONAL SECURITIES INC.

By: *"Bert Quattrociocchi"*

Name: Bert Quattrociocchi
(Authorized Signatory)

ACUMEN CAPITAL FINANCE PARTNERS LIMITED

By: *"Alfred Sailer"*

Name: Alfred Sailer
(Authorized Signatory)

Accepted and agreed to by the undersigned as of the date of this letter first written above.

CSI WIRELESS INC.

By: *"Stephen Verhoeff"*

Stephen Verhoeff
President & Chief Executive Officer

SCHEDULE "A"

U.S. OFFERING RESTRICTIONS

*This is Schedule "A" to the Underwriting Agreement (the "**Underwriting Agreement**") among CSI Wireless Inc., GMP Securities Ltd., Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited made as of March 3, 2004.*

In this Schedule "A", the following terms shall have the meanings indicated:

(a) "**1933 Act**" means the *United States Securities Act of 1933*, as amended;

(b) "**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended;

(c) "**Accredited Investor**" means institutions that are "accredited investors" within the meaning of Rules 501(a)(1), (a)(2), (a)(3) or (a)(7) of Regulation D under the 1933 Act;

(d) "**affiliate**" means "affiliate" as that term is defined in Rule 405 adopted by the SEC under the 1933 Act;

(e) "**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing but for greater clarity, in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities being offered pursuant to Regulation S and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such Securities;

(f) "**Foreign Issuer**" means "foreign issuer" as that term is defined in of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any country other than the United States, or of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50% of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(g) "**General Solicitation or General Advertising**" means "general solicitation or general advertising" within the meaning of Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity in this Schedule, general solicitation or general advertising includes any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(h) "**Qualified Institutional Buyer**" means "qualified institutional buyer" as that term is defined in Rule 144A;

(i) "**Regulation D**" means Regulation D adopted by the SEC under the 1933 Act;

(j) "**Regulation S**" means Regulation S adopted by the SEC under the 1933 Act;

(k) "**Rule 144A**" means Rule 144A adopted by the SEC under the 1933 Act;

(l) "**SEC**" means the United States Securities and Exchange Commission;

(m) "**Securities**" means the Special Warrants, the Additional Warrants, and the Common Shares issuable upon exercise of the Special Warrants and the Additional Warrants and the Common Shares issuable upon exercise of the Additional Warrants;

(n) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(o) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(p) "**U.S. Affiliate**" means Griffiths McBurney Corp.; and

(q) "**U.S. Person**" means "U.S. person" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, the term U.S. Person includes, subject to the exclusions from the definition of U.S. Person provided in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person and (iv) any partnership or corporation organized or incorporated under the laws of a non-U.S. jurisdiction that is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by Accredited Investors who are not natural persons, estates or trusts.

Capitalized terms used but not defined in this Schedule "A" shall have the meanings ascribed thereto in the Underwriting Agreement.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Securities have not been and will not be registered under the 1933 Act or the securities laws of any state and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and any applicable state securities laws. Accordingly, each Underwriter represents, warrants, covenants and agrees to and with the Corporation as set forth below:

1. Each Underwriter except GMP represents, warrants, covenants and agrees that it has not offered and sold, and will not offer and sell, any Special Warrants or Additional Warrants as part of its distribution except outside the United States to a non-U.S. Person in an offshore transaction in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any persons acting on its or their behalf, has made or will make (i) any offer to sell or any solicitation of an offer to buy, any Special Warrants or Additional Warrants to any U.S. Person or person in the United States, (ii) any sale of Special Warrants or Additional Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to any of the Securities.

2. GMP represents, warrants, covenants and agrees that:

   (a) It has not offered and sold, and will not offer and sell, any Special Warrants or Additional Warrants as part of its distribution except outside the United States to a non-U.S. Person in an offshore transaction in accordance with Rule 903 of Regulation S or in the United States or to a U.S. Person as provided in subparagraphs (b) through (j) below. Accordingly, neither it nor any of its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in subparagraphs (b) through (j) below) (i) any offer to sell or any solicitation of an offer to buy, any Special Warrants or Additional Warrants to any U.S. Person or person in the United States, (ii) any sale of Special Warrants or Additional Warrants

to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to any of the Securities.

(b) Any offer, sale or solicitation of an offer to buy Special Warrants or Additional Warrants that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer or an Accredited Investor who is acquiring the Special Warrants or Additional Warrants (i) for its own account or (ii) for the account of a Qualified Institutional Buyer or an Accredited Investor, as the case may be, with respect to which it exercises sole investment discretion in a transaction that is exempt from registration under the 1933 Act.

(c) All offers and sales of Special Warrants or Additional Warrants in the United States or to U.S. Persons will be made in compliance with exemptions from registration under any applicable state securities laws and in compliance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers, through the U.S. Affiliate, which was on the dates of such offers and sales a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.

(d) Prior to completion of any sale of Special Warrants or Additional Warrants in the United States or to a U.S. Person, each purchaser thereof that is an Accredited Investor will be required to execute a Subscription Agreement containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Appendix II.

(e) Prior to completion of any sale of Special Warrants or Additional Warrants in the United States, each purchaser thereof that is a Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants in the Subscription Agreement containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Appendix II.

(f) It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Special Warrants or Additional Warrants in the United States or to U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(g) At least one Business Day prior to the Closing Date, the Corporation and its transfer agent will be provided with a list of all purchasers of the Special Warrants and Additional Warrants that are in the United States or U.S. Persons.

(h) At the Closing Time, it will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Special Warrants and Additional Warrants.

(i) Immediately prior to soliciting such offerees, it had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Accredited Investor, as the case may be.

(j) All purchasers of the Special Warrants or Additional Warrants who are buying such securities pursuant to Rule 144A shall be informed that the Special Warrants or Additional Warrants are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

3. GMP agrees that:

(a) prior to the Closing Time, it will request the U.S. Affiliate to provide Computershare Trust Company of Canada with a list of all purchasers of the Special Warrants or Additional Warrants in the United States;

(b) at closing, it, together with its U.S. Affiliate selling Special Warrants or Additional Warrants in the United States, will provide a certificate, substantially in the form of Appendix I relating to the manner of the offer and sale of the Special Warrants or Additional Warrants in the United States; and

(c) it understands that all Securities sold to Accredited Investors in the United States as part of this offering will bear a legend to the following effect:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CSI WIRELESS INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO CSI WIRELESS INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES, PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) INSIDE THE UNITED STATES, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO CSI WIRELESS INC.
>
> A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND CSI WIRELESS INC., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;
>
> *provided*, that if Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the above legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):
>
> "The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of CSI Wireless Inc., (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of

the TSX Venture Exchange or the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf has engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if any such Securities are being sold pursuant to Rule 144 of the 1933 Act, the above legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(d) it understands that all Securities sold to Qualified Institutional Buyers in the United States as part of this offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CSI WIRELESS INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO CSI WIRELESS INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY CSI WIRELESS INC.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND CSI WIRELESS INC., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the Securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of CSI Wireless Inc., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or The Toronto Stock Exchange and neither the seller nor any person

acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the 1933 Act or state securities laws.

4. It is understood and agreed by GMP that the Special Warrants or Additional Warrants may be offered and resold by GMP in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by it to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that by purchasing Special Warrants or Additional Warrants, each purchaser shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Special Warrants or Additional Warrants to it is being made in reliance on Rule 144A, and it is acquiring such securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Securities will not be and have not been registered under the 1933 Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the 1933 Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the 1933 Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(c) it understands that all Securities sold in the United States as part of this offering will bear a legend as set out in paragraph 3(d) of this Schedule "A"; and

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Special Warrants or Additional Warrants.

5. Each Underwriter represents, warrants, covenants and agrees that:

(a) None of it, its affiliates or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Special Warrants or Additional Warrants.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants or Additional Warrants, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree in writing, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

(c) It:

(i) did not receive the offer to purchase the Special Warrants or the Additional Warrants in the United States;

(ii) is not a U.S. Person and is not acquiring the Special Warrants or the Additional Warrants on behalf of a U.S. Person or a person in the United States;

(iii) acknowledges that the Special Warrants and the Additional Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption from registration is available under the 1933 Act and all applicable state securities laws and, unless waived by the Corporation, the holder has provided the Corporation with an opinion of counsel reasonably satisfactory to such effect; and

(iv) agrees to offer, sell or otherwise transfer any Special Warrants or Additional Warrants that it acquires as principal at the Closing Time, and any Common Shares issued upon exercise thereof, only pursuant to an exemption or exclusion from registration under the 1933 Act and any applicable state securities laws.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

1. The Corporation is, and through the Closing Time will be, a Foreign Issuer with no Substantial U.S. Market Interest in any of its securities.

2. The Corporation is not, and as a result of the sale of Securities contemplated herein will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. Except with respect to offers and sales of Special Warrants and Additional Warrants through the Underwriters and the U.S. Affiliate in accordance with the Underwriting Agreement and this Schedule, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, their respective affiliates and any person acting on any of their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants or Additional Warrants to a person in the United States or a U.S. Person; or (B) any sale of Special Warrants or Additional Warrants unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. During the period in which the Special Warrants and Additional Warrants are offered for sale or are outstanding, neither it nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, their respective affiliates and any person acting on any of their behalf, in respect of which no representation is made) (A) has engaged in or will engage in any Directed Selling Efforts in the United States, or (B) has taken or will take any action in violation of Regulation M under the 1934 Act or that would cause the exemption afforded by Rule 506 of Regulation D to be unavailable for offers and sales of

Special Warrants or Additional Warrants and the underlying Common Shares in the United States or to U.S. Persons in accordance with this Schedule, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Special Warrants or Additional Warrants and the underlying Common Shares outside the United States to non-U.S. Persons.

5. None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates and any person acting on any of their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

6. The Corporation has not, for a period of six months prior to the start of the offering of Special Warrants and Additional Warrants, sold, offered for sale or solicited any offer to buy any of its securities, and the Corporation will not sell, offer for sale or solicit any offer to buy any of its securities, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities in the United States or to U.S. Persons.

7. Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8. The Additional Warrants and the Common Shares underlying the Additional Warrants are not, and as of the Closing Time will not be, and no securities of the same class will be, (A) listed on a national securities exchange registered under Section 6 of the 1934 Act, (B) quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A, or (C) convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than ten percent for securities so listed or quoted.

9. For so long as any of the Additional Warrants or the Common Shares underlying the Additional Warrants are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the 1934 Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will, unless the securities may be resold pursuant to Rule 144(k) under the 1933 Act, provide to any holder of such securities, or to any prospective purchaser of such securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

APPENDIX I

TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of Special Warrants and Additional Warrants of CSI Wireless Inc. (the "**Corporation**") pursuant to the Underwriting Agreement dated March 2, 2004, among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), GMP Securities Ltd. and Griffiths McBurney Corp., as the U.S. Affiliate, do hereby certify as follows:

(i) the Special Warrants and the Additional Warrants have been offered and sold in the United States or to U.S. Persons only through the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.

(ii) all offers and sales of Special Warrants and Additional Warrants in the United States or to U.S. Persons have been effected through the U.S. Affiliate in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) immediately prior to making an offer to an offeree of Special Warrants or Additional Warrants, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor or a Qualified Institutional Buyer and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States and each U.S. Person that we have arranged to purchase Special Warrants from the Corporation is an Accredited Investor or a Qualified Institutional Buyer;

(iv) no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Units in the United States;

(v) prior to any sale of Special Warrants or Additional Warrants to an Accredited Investor in the United States, we caused the purchaser to complete and execute a Subscription Agreement containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Appendix II to the Underwriting Agreement;

(vi) neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended; and

(vii) the offering of the Special Warrants and the Additional Warrants has been conducted in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" thereto) unless otherwise defined herein.

Dated this __ day of March, 2004.

GRIFFITHS MCBURNEY CORP.

By: ______________________________

Name:
Title:

GMP SECURITIES LTD.

By: ______________________________

Name:
Title:

APPENDIX II

TO SCHEDULE "A"

FORM OF U.S. SUBSCRIPTION AGREEMENT

csi wireless

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

Not for distribution to United States newswire services or dissemination in the United States

CSI Wireless Closes Private Placement of Warrants

Calgary, Alberta – March 3, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, is pleased to announce that it has successfully closed a fully subscribed, bought-deal underwritten private placement of 5,000,000 Special Warrants (which includes 1,000,000 Special Warrants pursuant to the exercise of the underwriters' option) previously announced on February 13, 2004. The Special Warrants were purchased at a price of $3.25 per Special Warrant, for gross proceeds of approximately $16.25 million.

The underwriting syndicate was led by GMP Securities Ltd. and also includes Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited.

Each warrant entitles the holder to receive, without payment of further consideration, one common share ("Common Share") in the capital of CSI Wireless, subject to adjustment in certain circumstances.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27.6 million outstanding prior to the exercise of the Special Warrants. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

13

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. CSI Wireless Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 3, 2004 of 5,000,000 Special Warrants, CSI Wireless Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 3rd day of March, 2004.

CSI Wireless Inc.

By: "Cameron Olson"
Cameron Olson
Vice-President, Finance and Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

(14)

Management's Responsibility for Financial Reporting

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Calgary, Canada

Cameron Olson
Chief Financial Officer
March 4, 2004

S.A. Verhoeff

Stephen Verhoeff
President & Chief Executive Officer
March 4, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 4, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets:		
Accounts receivable	$ 9,606,485	$ 9,568,102
Inventories	8,174,568	9,251,148
Prepaid expenses and deposits	422,604	335,942
	18,203,657	19,155,192
Capital assets (note 3)	4,188,697	3,510,208
Goodwill	18,624,676	18,071,676
	$ 41,017,030	$ 40,737,076
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 4)	$ 2,557,939	$ 4,031,400
Accounts payable and accrued liabilities	8,041,181	10,107,646
Current portion of capital leases	156,904	–
Current portion of senior long-term debt (note 6)	761,672	1,905,852
Current portion of other long-term debt (note 5)	–	701,260
Preferred shares (note 7)	2,242,154	–
	13,759,850	16,746,158
Capital lease obligations	387,674	–
Senior long-term debt (note 6)	–	2,170,408
Other long-term debt (note 5)	–	438,208
Preferred shares (note 7)	–	1,855,244
Shareholders' equity:		
Common shares (note 8)	49,551,086	41,812,078
Contributed surplus	156,049	–
Deficit	(22,837,629)	(22,285,020)
	26,869,506	19,527,058
Commitments (note 13)		
Subsequent event (note 15)		
	$ 41,017,030	$ 40,737,076

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Camwell
Director

Consolidated Statements of Operations and Deficit

Years ended December 31, 2003 and 2002

	2003	2002
Sales	$ 71,046,009	$ 54,136,246
Cost of sales	52,285,100	38,238,297
	18,760,909	15,897,949
Expenses:		
Research and development	7,017,356	8,049,124
Selling	4,101,087	4,344,215
General and administrative	4,294,216	4,875,380
Depreciation and amortization	1,154,063	1,149,744
	16,566,722	18,418,463
Earnings (loss) before undernoted	2,194,187	(2,520,514)
Redemption premium on preferred shares (note 7)	222,971	322,144
Foreign exchange loss (gain)	206,192	(1,376)
Interest expense	678,343	1,015,918
	1,086,681	(3,857,200)
Loss from unsuccessful arbitration (note 10)	1,479,290	–
Restructuring costs	160,000	–
Net loss	(552,609)	(3,857,200)
Deficit, beginning of year	(22,285,020)	(18,427,820)
Deficit, end of year	$ (22,837,629)	$ (22,285,020)
Loss per common share, basic and diluted	$ (0.02)	$ (0.20)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities:		
Net loss	$ (552,609)	$ (3,857,200)
Items not involving cash:		
Depreciation and amortization	1,154,063	1,149,744
Redemption premium on preferred shares	222,971	322,144
Foreign exchange gain on preferred shares	(389,061)	–
Options granted to non-employees	23,530	54,781
	458,894	(2,330,531)
Change in non-cash operating working capital:		
Accounts receivable	(38,383)	(1,766,170)
Inventories	1,076,580	149,036
Prepaid expenses and deposits	(86,662)	10,985
Accounts payable and accrued liabilities	(2,066,465)	2,207,477
	(656,036)	(1,729,203)
Cash flows from (used in) financing activities:		
Increase (decrease) in bank indebtedness	(1,473,461)	959,196
Senior long-term debt	(3,314,588)	(1,159,457)
Other long-term debt	(1,139,468)	(2,353,542)
Capital leases	(435,680)	–
Issue of share capital, net of share issue costs	7,871,527	5,666,824
Repurchase of common shares	(1,184,700)	–
	323,630	3,113,021
Cash flows used in investing activities:		
Purchase of capital assets	(852,294)	(1,383,818)
Repayment of loan from director	1,184,700	–
	332,406	(1,383,818)
Decrease in cash position	–	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ –	$ –
Supplemental disclosure:		
Interest paid	$ 715,364	$ 900,027

See accompanying notes to consolidated financial statements.

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision global positioning system ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue primarily from the sales of equipment, from royalty and licensing revenue and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from licensing and royalties derived from the Company's technology is recognized when all material services and conditions relating to the licenses and royalties have been satisfied and collection is reasonably assured.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Capital assets:

Capital assets are recorded at cost. Depreciation is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% - 30%
Leasehold improvements	straight-line	5 years
Licenses and other assets	straight-line	3 to 10 years

Depreciation is charged from the date of acquisition of an asset.

(e) Deferred development costs:

The Company is actively engaged in developing new technology and products. Development costs related to a specific product or process that is proven to be technically and economically feasible are capitalized. Deferred development costs are amortized on a straight-line basis against future revenues over the period of expected benefit. If, at any time, the benefits of any costs capitalized are determined to no longer be of any value, such costs are written off in full. Any incentives or grants, received or receivable, which relate to the development activities of the Company are deducted from the capitalized amount in the period. No amounts have been capitalized at December 31, 2003.

(f) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

1. Significant accounting policies continued:

(g) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting segments that are expected to benefit from the business combination.

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment, no impairment loss has been recognized.

(h) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of commons shares outstanding of 23,187,423 (23,571,097 diluted) and 19,143,057 (20,199,790 diluted) for the years ended December 31, 2003 and 2002 respectively. The diluted loss per share calculation uses the treasury stock method of determination and has not been presented separately as the result is anti-dilutive.

(j) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(k) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). Compensation expense is recognized for these plans only when stock options are issued to non-employees. Any consideration paid on the exercise of stock options is credited to share capital.

1. Significant accounting policies continued:

(k) Stock-based compensation plans continued:

Effective January 1, 2004, the Company will retroactively adopt new Canadian accounting standards that will apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company will calculate the fair value of stock option grants or direct awards of stock and record that fair value as compensation expense over the vesting period of those grants and awards.

(l) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

(m) Comparative figures:

Certain comparative information for 2002 has been restated to conform with 2003's presentation.

2. Change in accounting policies:

Effective January 1, 2002, the Company adopted newly issued accounting standards for stock based compensation. Under this standard, the Company follows the intrinsic value method of accounting for stock options granted to employees and the fair value method for stock options granted to non-employees. The Company discloses the effect of accounting for the stock options awarded to employees under the fair value method (see note 8(d)).

Effective January 1, 2002, the Company adopted newly issued accounting standards for goodwill and other intangible assets. This new standard requires that goodwill not be amortized, but only written down if impaired. In accordance with the new standard, the carrying value of goodwill will be assessed for impairment annually. Prior to the adoption of this accounting standard, goodwill was amortized on a straight-line basis over its estimated useful life.

3. Capital assets:

December 31, 2003	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,056,000	$ 1,209,979	$ 846,021
Office and production equipment	4,729,213	2,170,231	2,558,982
Leasehold improvements	212,743	44,062	168,681
Licenses and other assets	1,334,133	719,120	615,013
	$ 8,332,089	$ 4,143,392	$ 4,188,697

December 31, 2002			
Computer equipment and software	$ 1,636,994	$ 918,844	$ 718,150
Office and production equipment	3,459,534	1,615,311	1,844,223
Leasehold improvements	306,586	120,459	186,127
Licenses and other assets	1,236,267	474,559	761,708
	$ 6,639,381	$ 3,129,173	$ 3,510,208

Included in capital assets is equipment under capital lease of $1,356,828, and included in depreciation expense is $157,213 related to this equipment.

4. Bank indebtedness:

The Company has an operating line of credit to a maximum amount of $6,000,000 that bears interest at the bank prime rate plus 3.5%. This line of credit is secured by a general security agreement covering all assets of the Company. The amount drawn under the facility was $2,557,939 at December 31, 2003 (December 31, 2002 - $4,031,400).

5. Long-term debt:

On May 15, 2002, the Company entered into an agreement with a third party that manufactures products for the Company to convert US$2,300,000 (Cdn$3,493,010) of current accounts payable into a 2-year long-term note. This debt was secured behind the Company's senior debt, accrued interest at a rate of US prime rate plus 4%, and required monthly interest and principal payments of US$40,500. This debt was repaid in full during the year ended December 31, 2003.

6. Senior long-term debt:

	2003	2002
Loan payable, requiring monthly payments of $111,111 plus interest at the bank's prime rate plus 2.5% per annum, secured by a general security agreement covering all assets of the Company	$ 602,095	$ 2,999,993
Loan payable, requiring monthly payments of $47,709 plus interest at the bank's prime rate plus 1.75% per annum, secured by a general security agreement covering all assets of the Company	159,577	1,079,267
	761,672	4,076,260
Less current portion	761,672	1,905,852
	$ –	$ 2,170,408

7. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

	December 31, 2003		December 31, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	1,361,000	$ 2,242,154	1,011,000	$ 1,855,244

As part of a business acquisition in 1999, contingent consideration in the form of a maximum 1,550,000 convertible preferred shares, at US$1.00 per share, is payable to the holder over a five-year period ending January 1, 2004 upon the attainment of annual sales targets. The preferred shares have a redemption premium of 10% per annum; however, no redemption premium will be paid until the preferred shares are converted or redeemed.

7. Preferred shares continued:

The terms of the preferred shares allow the holder of the shares to demand retraction in the form of either common shares or cash at any time after April 1, 2004, and accordingly the shares are shown as a current liability as at December 31, 2003. On January 1, 2004, 150,000 preferred shares were issued as the defined performance criteria was met for 2003. This represents the final performance-related issuance of preferred shares in accordance with the related business acquisition agreement.

8. Common shares:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2001	18,391,493	$ 37,275,173
Issued on private placement	3,287,309	4,273,502
Issued on exercise of stock options	64,275	52,124
Exercise of share purchase warrants (note 8(e)(i))	705,000	1,868,250
Share issue costs	–	(527,052)
Options granted to non-employees	–	54,781
Loan receivable from director (note 14)	–	(1,184,700)
Balance, December 31, 2002	22,448,077	41,812,078
Loan receivable from director (note 14)	–	1,184,700
Cancelled shares from director (note 14)	(700,000)	(1,340,749)
Issued on exercise of stock options	69,290	81,350
Private placement	3,305,750	5,289,200
Exercise of share purchase warrants (note 8(e)(ii))	1,563,462	2,814,232
Exercise of agents warrants (note 8(f)(i))	230,112	326,760
Share issue costs	–	(827,010)
Options granted to non-employees	–	23,530
Agents options and warrants (note 8(f)(ii))	–	186,995
Balance, December 31, 2003	26,916,691	$ 49,551,086

(c) Stock options:

(i) Stock Option Plan:

The Company has a stock option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2008.

8. Common shares continued:

(c) Stock options continued:

(ii) Wireless Link Acquisition Share Option Plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Stock Option Plan noted above, except that all stock options outstanding under this plan will expire in 2005.

At December 31, 2003, the following stock options are outstanding out of a total of 4,114,999 reserved for issuance:

	2003	2002
Share Option Plan	2,549,616	2,630,399
Wireless Link Plan	235,593	435,593
	2,785,209	3,065,992

Changes in the number of options, with their weighted average exercise prices for both plans combined, are summarized below:

	December 31, 2003		December 31, 2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	3,065,992	$ 2.80	2,973,276	$ 2.89
Granted	965,000	1.62	408,750	1.85
Exercised	(69,289)	1.17	(64,275)	0.80
Cancelled/Expired	(1,176,494)	3.87	(251,759)	2.12
Stock options outstanding, end of year	2,785,209	$ 1.98	3,065,992	$ 2.80
Exercisable at year end	1,733,253	$ 2.15	2,289,638	$ 3.07

	Options Outstanding			Options Exercisable	
Range of Exercise Prices Outstanding	Number outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$1.01 – 2.00	1,511,521	45	$1.58	560,045	$1.55
2.01 – 3.00	1,263,688	18	2.45	1,163,208	2.44
3.01 – 6.95	10,000	20	3.10	10,000	3.10

8. Common shares continued:

(d) The per share weighted average fair value of stock options granted in 2003 has been estimated at $0.95 (2002 - $1.15) using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 70%; risk-free rate of 5%; and expected lives of 5 years. At December 31, 2003, the Company has recorded $23,530 as compensation expense for non-employees who have been granted stock options.

As the Company follows the intrinsic value method of accounting for stock options granted to employees, and all options are granted at an exercise price equal to or greater than the market value at the date of grant, no compensation cost has been recognized for the year ended December 31, 2003. Had compensation costs for stock options granted to employees been determined based on the fair value method, the Company's pro-forma net loss would have been increased by $333,475 to $886,084 and the pro-forma loss per share would have been $0.04 for the year ended December 31, 2003.

(e) Share purchase warrants:

(i) There were 1,576,933 common share purchase warrants outstanding at December 31, 2001 that entitled the holders to acquire 1,576,933 common shares at a price of $3.75 per share. On June 26, 2002, subsequent to amending the terms of the outstanding share purchase warrants, 705,000 warrants were exercised at a price of $2.65 per share for proceeds of $1,868,250. All remaining unexercised share purchase warrants expired on June 27, 2002.

(ii) Pursuant to a private placement completed during November 2002, the Company issued 1,643,655 common share purchase warrants that entitle the holders to acquire 1,643,655 common shares at a price of $1.80 per share, expiring February 23, 2004. 1,563,462 warrants were exercised in 2003 for proceeds of $2,814,232. At December 31, 2003, 80,193 of these common share purchase warrants remain outstanding. Subsequent to December 31, 2003, these warrants were fully exercised.

(iii) Pursuant to a private placement completed during August 2003, the Company issued 3,305,750 common share purchase warrants that entitle the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. All of these common share purchase warrants remain outstanding at December 31, 2003. Subsequent to year-end, 284,250 of these warrants were exercised.

(f) Agents options:

(i) Pursuant to a private placement completed during November 2002, 230,112 agents options were issued that entitled the agents to acquire one common share and one-half of a warrant for $1.42 expiring on November 21, 2003. During 2003, all of these agents options were exercised. 115,056 warrants were issued to the agents upon exercise of the agents options, all of which remain outstanding at December 31, 2003 and which are exercisable at $1.80 per warrant until February 23, 2004. Subsequent to December 31, 2003, these warrants were fully exercised.

(ii) Pursuant to a private placement completed during August 2003, 214,873 agents options were issued and remain outstanding at December 31, 2003. These agents options entitle the agent to acquire one common share and one warrant for an exercise price of $1.60 per unit, expiring August 8, 2004. Subsequent to year-end, 53,718 of these options were exercised. If all of the agents options are exercised, they will be issued warrants to acquire 214,873 common shares at an exercise price of $2.00 per warrant until August 8, 2005. The fair value of these options and warrants, estimated to be $186,995 using the Black-Scholes option pricing model, has been included in share issue costs at December 31, 2003.

(g) Bankers warrants:

There are 250,000 bankers warrants outstanding as at December 31, 2003 that entitle the Company's bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants expire on September 30, 2005.

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 36.74% (2002 – 39.24%) as follows:

	2003	2002
Basic rate of 36.74% (2002 – 39.24%) applied to loss before income tax	$ (203,000)	$ (1,514,000)
Increase (decrease) resulting from:		
Loss for which tax benefit is not recognized	326,000	1,511,000
Other permanent differences	(123,000)	3,000
Income tax expense	$ –	$ –

The components of the Company's net future income tax asset at December 31, 2003, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
	Canada	United States	Total
Net operating losses	$ 384,000	$ 9,186,000	$ 9,570,000
Research and development tax pools	999,000	–	999,000
Capital assets	(178,000)	42,000	(136,000)
Share issue costs	408,000	–	408,000
Inventory	–	(52,000)	(52,000)
Goodwill	–	(227,000)	(227,000)
	$ 1,613,000	$ 8,949,000	$ 10,562,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2019	$ 3,918,000
2020	5,415,000
2021	8,686,000
2022	4,707,000
	$ 22,726,000
Canada:	
2010	$ 1,108,000

The Company has tax credits totaling $1,356,000 in Canada, and $1,417,000 in the United States.

10. Arbitration costs:

In the third quarter of 2003, the Company was denied an arbitration claim against a previous customer for an alleged breach of contract that was initiated by the Company in 2002. Total charges related to the claim were $1,479,000, including legal fees, tribunal hearing charges, inventory write-offs, settlement payouts and other related costs. The arbitration was concluded and finalized in 2003, and as such no further related expenses will be incurred.

11. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is the President and CEO. The President and CEO reviews financial information presented by the Company's two operating segments – the GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Sales	$ 25,275,000	$ 24,975,000	$ 45,771,000	$ 29,161,000	$ -	$ -	$ 71,046,000	$ 54,136,000
Interest expense	-	-	-	-	678,000	1,016,000	678,000	1,016,000
Depreciation & amortization	758,000	731,000	396,000	419,000	-	-	1,154,000	1,150,000
Net earnings (loss)	3,982,000	4,977,000	185,000	(5,668,000)	(4,720,000)	(3,166,000)	(553,000)	(3,857,000)
Capital assets & goodwill	7,276,000	5,890,000	15,537,000	15,692,000	-	-	22,813,000	21,582,000
Total assets	19,126,000	14,820,000	21,891,000	25,917,000	-	-	41,017,000	40,737,000
Capital expenditures	712,000	822,000	140,000	562,000	-	-	852,000	1,384,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2003	2002	2003	2002
U.S.A.	$ 27,111,000	$ 33,221,000	$ 60,385,000	$ 43,858,000
Canada	13,906,000	7,516,000	5,117,000	5,411,000
Europe	–	–	2,488,000	1,020,000
Other	–	–	3,056,000	3,847,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2003, 71% (December 31, 2002 - 61%) were to 5 customers. The Wireless Business Unit had sales to one customer totaling $35,658,000, and the GPS Business Unit had sales to one customer totaling $8,860,000. Both of these customers are located in the United States.

12. Financial instruments:

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt with variable interest rates is assumed to be at fair value and therefore is not revalued. The fair value of other long-term debt could not be determined because no market exists for this instrument.

12. Financial instruments continued:

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk that the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it has significantly drawn on its operating line of credit and carries long-term debt, both of which calculate interest as a function of the current prime-lending rate.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars.

13. Commitments:

The Company is committed to annual minimum lease payments, excluding tenant-operating costs of:

2004	$1,299,000
2005	1,263,000
2006	1,132,000
2007	992,000
2008	588,000
Thereafter	1,462,000

14. Related party transactions:

On March 4, 2003, the Company repurchased 700,000 common shares from a director for cash consideration of $1,184,700. The paid up capital amount of these shares was $1,340,749, and as such, the gain of $156,049 was treated as contributed surplus. Previously the Company had advanced US$750,000 to this director as an interest-bearing loan, secured by the 700,000 shares held by the director. Subsequent to the Company repurchasing the shares from the director, the loan was repaid in full.

The Company has made loans to certain employees. The total amount of such loans was $64,468 at December 31, 2003 (December 31, 2002 - $188,672) and is included in accounts receivable. These amounts relate primarily to loans made to certain key employees of the Company to assist them in paying the withholding tax on shares issued to them under the Incentive Share Plan.

15. Subsequent event:

Subsequent to December 31, 2003, a total of 688,446 common shares were issued on the exercise of 533,217 common share purchase warrants and 155,229 stock options. Total proceeds on the exercise of these warrants and options was approximately $1,300,000.

On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of approximately $16.25 million. Each special warrant entitles the holder to acquire one common share for no additional consideration.

Corporate Information

• Directors

Related

Stephen Verhoeff
President & CEO

Michael Brower
President
Fall Creek Consultants Inc.

Hamid Najafi
President
BroadLink Research

Unrelated

Michael Lang(1)(2)(3)
Chairman
StoneBridge Merchant Capital Corp.

Paul Camwell(1)(4)
Vice President & CTO
Extreme Engineering Ltd.

Brian Hamilton(1)(4)
Executive and Financial Consultant

Howard Yenke(2)
Retired Executive

• Senior Officers

Colin Maclellan
Chief Operating Officer

Cameron Olson
Chief Financial Officer & Vice President, Finance

Theresa Lea
Vice President and General Manager, GPS Business Unit

Chris Carver
Vice President, Product Marketing, Wireless Business Unit

Phil Gabriel
Vice President, Sales, Wireless Business Unit

Mark Saks
Vice President, Product Development, GPS Business Unit

Michael Cummiskey
Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit

(1) Audit Committee
(2) Compensation Committee
(3) CSI Wireless Board Chairman
(4) Corporate Governance Committee

• Legal Counsel:
Burnet, Duckworth & Palmer LLP
Calgary, Alberta

• Bankers:
CIBC, Main Branch
Calgary, Alberta

• Auditors:
KPMG LLP
Calgary, Alberta

• Registrar and Transfer Agent:
Computershare Trust Company of Canada
Calgary, Alberta

• Stock Listing:
Toronto Stock Exchange
Ticker Symbol: CSY

• Shareholder Inquiries:
Corbet Pala
E-Vestor Communications Inc.
Toll free: 1•877•657•5276
Tel: 416•657•2400
Fax: 416•657•2300
e-mail: cpala@e-vestorcom.com

• News Media Inquiries:
Jeff Adams
Public Relations Manager
Tel: 403•259•3311 Ext: 254
e-mail: jadams@csi-wireless.com

csi wireless

Toronto Stock Exchange Symbol: CSY   www.csi-wireless.com

CSI Wireless Revenues Increase 31% in 2003

Earnings of $1.1M, before one-time charges

Calgary, Alberta – March 9, 2004 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the 2003 fourth quarter and year-end, reporting 31% year-over-year growth in revenues for 2003, and significant bottom-line improvement.

For the year ended December 31, 2003, the Company achieved record revenues of $71 million, representing an increase of 31% from $54.1 million in 2002. The increase was driven primarily by sales of the Company's Motorola-branded fixed wireless telephone.

Before arbitration and restructuring charges, the Company had positive income for the year of $1.1 million. This represents an overall improvement of $5.0 million from a net loss of $3.9 million, or ($0.20) per share, in 2002. After deducting arbitration and restructuring costs totaling $1.6 million in 2003, CSI reported a net loss of $553 thousand, or ($0.02) per share for 2003, a net improvement of $3.3 million from the 2002 loss. Cash-flow from operations before working capital changes was $459 thousand compared to a negative cash-flow before working capital changes of $2.3 million in 2002.

"2003 represents a year of significant financial achievement for CSI," stated Stephen Verhoeff, CSI's President and Chief Executive Officer. "Our top priority for 2003 was profitability. Despite the negative impact of foreign currency changes during the year, we were able to deliver net income before one-time costs of $1.1 million and positive cash-flow from operations. Building on 2003, the growing demand and opportunities in each of our business segments has us very excited about the outlook for CSI in 2004."

The Company reported gross margins of $18.8 million in the year, an increase of 18% relative to 2002. Gross margins in 2003 were 26.4%, a decrease from 29.4% in 2002 as a result of a greater weighting of Wireless product sales in 2003 versus 2002 and due to the impact of foreign currency changes on GPS product margins, which are manufactured in Canada. Although Wireless product margins were lower than the gross margins realized on GPS products, the Company realized significant improvement in its Wireless product margins during the year, increasing from 12% in the first quarter to 20% in each of the third and fourth quarters.

Operating expenses declined by 10% during the year to $16.6 million from $18.4 million in 2002, despite an increase in revenues of 31% during the year. This decrease is a result of strong cost management and the impact of foreign currency changes. Operating expenses were 23% of revenue in 2003 versus 34% in 2002.

The Company achieved its guidance of profitability for the second half of the year, before arbitration and restructuring costs. The net loss for the fourth quarter ended December 31, 2003 was $589 thousand, or ($0.02) per share, on revenues of $9.9 million. This represents a bottom-line improvement of $1.0 million from the loss of $1.6 million, or ($0.08) per share, in the fourth quarter of 2002 on revenues of $20.6 million. The continued improvement in gross margins on the Company's wireless products resulted in a year-over-year increase in margin contribution, in spite of a lower year-over-year quarterly revenue number. Gross margins in the fourth quarter were 35.5%, or $3.6 million, exceeding the 2002 fourth quarter gross

margins of 16.5%, or $3.4 million. Operating expenses of $4.0 million in the fourth quarter were down 8.5% relative to $4.4 million in the fourth quarter of 2002.

While Management is pleased with the margin and earnings improvements in the quarter relative to 2002, the incurrence of unplanned costs relating to the development of the GSM version of the fixed wireless telephone, a delay in closing a development agreement which resulted in the deferral of recognition of engineering fees in 2003, and the continued strengthening of the Canadian dollar, resulted in the quarter coming in at the lower-end of Management's targeted range.

With respect to fixed wireless telephone revenues, on a comparative basis, the fourth quarter of 2002 was unusually strong due to the initial ramp-up of sales of the Company's Motorola-branded fixed wireless telephone. Conversely in the fourth quarter of 2003, fixed wireless telephone volumes declined due to the draw-down of inventory that had built up in the Mexican distribution channel. As announced recently by the Company, these inventories have now been depleted and significant new orders have been received for 2004. As the fixed wireless telephone market tends to demonstrate lumpy purchasing patterns, year-over-year quarterly comparisons are not indicative of the Company's overall year-over-year trend and the positive direction of annualized growth in revenues and earnings.

"While we are disappointed that the distribution channel inventory issue slowed down our fixed wireless telephone volumes in the third and fourth quarters, we are excited about the significant demand that we are seeing for 2004," stated Mr. Verhoeff. "Purchase orders received for the first quarter have exceeded our ability to deliver during the first quarter. Based on the orders that we have in hand, we will see a volume increase of approximately 50% in the first quarter relative to the fourth quarter of 2004, and a further increase of over 75% in the second quarter relative to the first quarter. In addition, we will be implementing cost reductions to our fixed wireless telephone during the second quarter that will improve the margins that will be generated on these orders. Finally, our highly-anticipated GSM fixed-wireless phone is slated to begin shipping in the second half of the year, adding significant upside to our financial performance."

Operational Highlights

- CSI Wireless announced its development of a fixed wireless telephone based on the GSM ("Global System for Mobile Communications") wireless technology. GSM is the primary cellular network in more than 170 countries worldwide and represents over 70% of global wireless subscribers. This product will expand the addressable market for the company's fixed wireless products by ten-fold. Market interest since the announcement has been very encouraging.

- The Company also launched its GSM-based Asset-Link™ 400, an asset tracking and telematics product for use with the GSM cellular technology. This product will significantly expand the addressable markets for CSI's Asset-Link family of products.

- CSI announced the release of its GPS-assisted automatic steering product, the eDrive, for precision agricultural applications. This product will be marketed by CSI's sales and distribution partner, RHS, Inc. Initial purchase orders were received for this product totaling $2.1 million.

- CSI announced that CLAAS KGaA mbH, one of Europe's largest agricultural equipment manufacturers, has selected CSI's Outback S GPS guidance system for use with the CLAAS GPS-Pilot automated steering system for the European market.

Segmented Revenues and Gross Margins

For the 2003 year, the Company's GPS Business Unit reported revenue of $25.3 million versus $25.0 million in 2002. Gross margins were 46% for the year compared to 49% in 2002. GPS product revenues are

denominated in US dollars. Therefore, the strengthening of the Canadian dollar offset the underlying growth in GPS Business Unit revenues of approximately 12%. The foreign currency movement also accounts for the decline in margins, because the Company's GPS products are manufactured in the Calgary facility and as a result include a significant Canadian dollar cost component. GPS Business Unit operating income before the deduction of corporate expenses and interest expense was $4.0 million versus $5.0 million in 2003. This decrease is entirely related to the impact of foreign currency.

For the fourth quarter of 2003, the GPS Unit produced significant year-over-year revenue growth of 57% to $5.5 million from $3.5 million in the fourth quarter of 2002. In spite of the impact of foreign currency, gross margins earned on GPS Unit sales improved to 48% in the fourth quarter of 2003 from 45% in the fourth quarter of 2002, primarily related to product mix.

On a segmented basis, the Company's Wireless Business Unit produced year-over-year revenue growth in 2003 of 57%, to $45.8 million from $29.2 million in 2002. Gross margins on Wireless products improved to 16% for the year, from 12% in 2002. The Wireless Business Unit achieved positive operating income before the deduction of corporate and interest expense of $185 thousand for 2003, compared to a loss of $5.7 million in 2002. This dramatic improvement is primarily a result of increased fixed wireless telephone revenues, improvements in gross margins on Wireless products, and a decrease in operating expenses of over 20%.

For the fourth quarter, the Wireless Business Unit reported lower year-over-year revenues of $4.4 million versus $17.1 million in the fourth quarter of 2002. Although a decline in fixed wireless telephone sales volumes resulted in a decline in Wireless Business Unit revenues relative to the comparable quarter, the Company's focus on margin improvement saw an increase in the Wireless Unit's blended margins to 20% in the fourth quarter of 2003 from 11% in 2002.

"All segments of CSI showed significant progress in 2003," said Mr. Verhoeff. "Although we have learned that the fixed wireless telephone product may be subject to uneven ordering patterns on a quarterly basis, we are very pleased with the year-over-year growth demonstrated by each of our product lines, as well as the dramatic improvement in profitability shown by the Wireless Business Unit is 2003. We are also attempting to implement strategies that will mitigate the lumpy nature of these revenues in the future."

Operating Expenses

Recurring fourth-quarter operating expenses declined by 8.5% to $4.0 million in 2003, from $4.4 million in 2002. Operating expense reductions are the result of strong cost management, as well as the strengthening Canadian dollar.

Investment in research and development in the fourth quarter was $1.7 million in 2003 unchanged from 2002. Although cost reductions and foreign currency have reduced the underlying level of R&D expenses, during the fourth quarter, the Company incurred additional costs related to the development of the GSM version of the fixed wireless telephone.

Total selling and general and administrative ("SG&A") expenses for the fourth quarter of 2003 were $2.0 million, compared with $2.4 million for the same period of 2002, a reduction of 18%.

Liquidity and Capital Resources

CSI diligently managed its tight balance sheet and working capital in the fourth quarter and throughout 2003. At the close of the fourth quarter and year ended December 31, 2003, the Company had utilized $2.6 million of its available operating line of credit of $6 million, compared to $4.0 million utilized in the previous year. The company did not hold any cash in either period.

Subsequent to the end of the year, on March 3, 2004, CSI completed a private placement financing for gross proceeds of $16.25 million. This financing is resulting in a significant strengthening of the Company's historically weak balance sheet, and reduced risk for the Company's shareholders, suppliers and its customers. Proceeds will be used to retire all remaining long-term debt and to pay down the Company's line of credit. The balance will be used for working capital.

The key elements of cash-flow for 2003 were:

- The Company generated positive cash-flow from operations of $459 thousand in 2003, before working capital changes, compared to negative cash-flow of $2.3 million in 2002.
- In August, CSI closed a private placement for gross proceeds of $5.3 million consisting of 3,305,750 units issued at a price of $1.60 per unit. Each unit was comprised of one CSI common share and one warrant to purchase a CSI common share at a price of $2.00 per share until August 8, 2005. Net proceeds, after the deduction of agents' fees, legal costs and other share issuance costs were $4.7 million.
- In November and December, warrants issued as part of a November 2002 private placement were exercised resulting in the issuance of 1,782,069 common shares and the receipt of proceeds of $3.1 million.
- In 2003, the Company repaid principal on debt and capital lease obligations totaling $4.9 million. Long-term debt was reduced to $762 thousand at the end of the year from $5.2 million at December 31, 2002.

Foreign Exchange

The Company recorded a foreign exchange loss of $40 thousand in the fourth quarter, and $206 thousand for 2003, resulting from the translation and consolidation of its US-based wholly-owned subsidiaries.

The Company estimates the impact of the strengthening Canadian dollar on the 2003 financial results has been a reduction in revenues of approximately $8 million and in net income of approximately $1.7 million when compared to the results that would have been reported if the foreign exchange rate remained unchanged from the 2002 rates. These comparative figures help to illustrate the fundamental underlying improvements that have been achieved in the Company during 2003 that are not necessarily apparent from the financial results.

Conference Call - Today at 4:45PM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Tuesday, March 9, 2004 at 4:45 p.m. (Eastern Standard Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-640-4127 or 1-800-814-4941 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 6:00 p.m. EST on Tuesday, March 9. Please dial 1-877-289-8525 and enter reservation number 21041285# to listen to the rebroadcast.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 27.6 million outstanding prior to the exercise of outstanding Special Warrants. For more information about CSI Wireless, go to www.csi-wireless.com

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Years ended December 31, 2003 and 2002

	2003	2002
Sales	$ 71,046,009	$ 54,136,246
Cost of sales	52,285,100	38,238,297
	18,760,909	15,897,949
Expenses:		
Research and development	7,017,356	8,049,124
Selling	4,101,087	4,344,215
General and administrative	4,294,216	4,875,380
Depreciation and amortization	1,154,063	1,149,744
	16,566,722	18,418,463
Earnings (loss) before undernoted	2,194,187	(2,520,514)
Redemption premium on preferred shares	222,971	322,144
Foreign exchange loss (gain)	206,192	(1,376)
Interest expense	678,343	1,015,918
	1,086,681	(3,857,200)
Loss from unsuccessful arbitration	1,479,290	–
Restructuring costs	160,000	–
Net loss	(552,609)	(3,857,200)
Deficit, beginning of year	(22,285,020)	(18,427,820)
Deficit, end of year	$ (22,837,629)	$ (22,285,020)
Loss per common share, basic and diluted	$ (0.02)	$ (0.20)

CSI WIRELESS INC.

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Accounts receivable	$ 9,606,485	$ 9,568,102
Inventories	8,174,568	9,251,148
Prepaid expenses and deposits	422,604	335,942
	18,203,657	19,155,192
Capital assets	4,188,697	3,510,208
Goodwill	18,624,676	18,071,676
	$ 41,017,030	$ 40,737,076
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,557,939	$ 4,031,400
Accounts payable and accrued liabilities	8,041,181	10,107,646
Current portion of capital leases	156,904	–
Current portion of senior long-term debt	761,672	1,905,852
Current portion of other long-term debt	–	701,260
Preferred shares	2,242,154	–
	13,759,850	16,746,158
Capital lease obligations	387,674	–
Senior long-term debt	–	2,170,408
Other long-term debt	–	438,208
Preferred shares	–	1,855,244
Shareholders' equity:		
Common shares	49,551,086	41,812,078
Contributed surplus	156,049	–
Deficit	(22,837,629)	(22,285,020)
	26,869,506	19,527,058
Commitments		
Subsequent event		
	$ 41,017,030	$ 40,737,076

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities:		
Net loss	$ (552,609)	$ (3,857,200)
Items not involving cash:		
Depreciation and amortization	1,154,063	1,149,744
Redemption premium on preferred shares	222,971	322,144
Foreign exchange gain on preferred shares	(389,061)	–
Options granted to non-employees	23,530	54,781
	458,894	(2,330,531)
Change in non-cash operating working capital:		
Accounts receivable	(38,383)	(1,766,170)
Inventories	1,076,580	149,036
Prepaid expenses and deposits	(86,662)	10,985
Accounts payable and accrued liabilities	(2,066,465)	2,207,477
	(656,036)	(1,729,203)
Cash flows from (used in) financing activities:		
Increase (decrease) in bank indebtedness	(1,473,461)	959,196
Senior long-term debt	(3,314,588)	(1,159,457)
Other long-term debt	(1,139,468)	(2,353,542)
Capital leases	(435,680)	–
Issue of share capital, net of share issue costs	7,871,527	5,666,824
Repurchase of common shares	(1,184,700)	–
	323,630	3,113,021
Cash flows used in investing activities:		
Purchase of capital assets	(852,294)	(1,383,818)
Repayment of loan from director	1,184,700	–
	332,406	(1,383,818)
Decrease in cash position	–	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ –	$ –
Supplemental disclosure:		
Interest paid	$ 715,364	$ 900,027

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

16

March 11, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
TSX Venture Exchange

Dear Sirs:

Subject: CSI Wireless Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	126 37W 105
4.	Record Date	:	April 12, 2004
5.	Meeting Date	:	May 27, 2004
6.	Meeting Location	:	Calgary, AB

Yours truly,

"signed by"
Del Newsham
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: del.newsham@computershare.com

cc: CSI Wireless Inc.
Attention: Tracy Bedard

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

17

AND

IN THE MATTER OF

CSI WIRELESS INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a revised initial Annual Information Form of the above issuer dated January 1, 2004.

DATED at Calgary, Alberta this March 17, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00612505

csi wireless™

Annual Report 2003





CSI Wireless

CSI Wireless, from offices in Calgary, Alberta, California's Silicon Valley, and Scottsdale, Arizona, designs and manufactures innovative, cost-effective wireless and Global Positioning System (GPS) products for mobile and fixed applications in commercial and consumer markets. By integrating wireless and GPS technology, CSI Wireless has become an industry leader, serving several emerging high-growth markets including telematics, fleet management, asset tracking, stolen vehicle recovery and fixed wireless telephones. The Company owns several patents and intellectual property relating to wireless and GPS technologies, and has licensed its technology to GPS, cellular handset and chipset manufacturers.

Financial Highlights

	2003	2002	2001	2000	1999
Revenue	$71,046	$54,136	$40,961	$26,591	$16,360
Gross Margin	18,761	15,898	13,114	7,706	6,919
Gross Margin %	26%	29%	32%	29%	42%
Net Income (Loss)[1]	(553)	(3,857)	(6,874)	(5,644)	801
Research & Development	7,017	8,049	8,142	4,116	1,261
Total Assets	41,017	40,737	39,525	36,980	11,409
Shareholders' Equity[2]	26,870	19,527	18,847	17,362	4,037
Earnings Per Share[1]	(0.02)	(0.20)	(0.39)	(0.53)	0.13

(In thousands except for gross margin %)
[1](before goodwill amortization)
[2](excluding preferred shares)


16.4
26.6
41.0
54.1
71.0
1999
2000
2001
2002
2003
Revenue ($ M)


6.9
7.7
13.1
15.9
18.8
1999
2000
2001
2002
2003
Gross Margin ($ M)


8%
15%
20%
15%
10%
1999
2000
2001
2002
2003
R & D as % of Revenue



Message to Shareholders

2003 was a year in which CSI Wireless made significant advances in our technology leadership, product portfolio and competitive position within our core markets.

It was also our sixth consecutive year of record revenues. Despite negative foreign exchange-rate impacts and a challenging economic environment in 2003, the strength of our GPS business and significant sales of our new wireless products led us to annual growth of 31%, resulting in revenues of $71 million, up from $54 million in 2002.

Our corporate growth in the last several years has been remarkable – from less than $5 million in 1997 to more than $70 million in 2003. This is a testament to the dedication and commitment of the entire CSI team and the quality of our products and markets. Moreover, looking forward, we believe our growth has only begun. Our future has never looked brighter in terms of opportunity, performance, financial strength and outlook.

A key goal for CSI Wireless in 2003 was a return to operational profitability, which we achieved. In 2004 we are preparing for the most profitable year in the Company's history – with further success and growth anticipated in 2005 and beyond.

2003 was also notable for the Company from a technology-development perspective, as we secured technology and market leadership in each of our three core businesses – GPS, telematics, and fixed wireless telephony. In 2003, we penetrated new markets with new GPS and wireless products, created by our highly skilled R&D team, which continues to play a critical role in our success and which has directly contributed to our emergence as a leader in many of our market niches.

One of the most exciting developments for the Company in 2003 was announcing the addition of the GSM wireless platform – or the Global System for Mobile Communications – to our technology portfolio.

GSM recently surpassed the one billion subscriber mark, and has been adopted in more than 200 countries and territories worldwide, representing over 72% of global wireless subscribers. In the last two years, there has been explosive growth in GSM coverage in North and South America. Today, with 152 GSM operators in 47 countries in North and South America, GSM coverage represents an enormous market for CSI Wireless. Europe, Asia, Africa and other markets worldwide also represent exciting opportunities for our Company going forward.

Fixed Wireless

Our new fixed wireless phone finished its first full year of deployment in 2003, and enjoyed great success. Our core product, the Motorola-branded FX800t fixed wireless telephone, developed and supplied by CSI Wireless, has become the largest selling TDMA fixed wireless phone in Latin and South America.

The phone is distributed throughout these markets by CSI's partner, Brightstar Corporation. Brightstar is a Motorola licensee and is branding the phones as the "Motorola FX800t". In 2003, CSI shipped record volumes of the FX800t, generating revenues of more than $35 million.

Over the last year, the Company placed a strong focus on reducing the phone's production costs. By enhancing our product design and manufacturing methods, we achieved significant cost reductions and improved gross margins for this product. This in turn increased the profitability of the product line, while simultaneously providing a lower price point for customers – truly a win-win initiative.

Currently, it is estimated that there are over 60 million homes in Latin and South America without telephone service. Fixed wireless telephony is the fastest and most cost-effective method of deploying telephone service to these homes, and is seen as the key driver of demand in developing areas. We see significant long-term growth opportunities within these markets. Brightstar has provided forecasts for 2004 that show a solid volume increase over product volumes shipped in 2003. In addition to these developing countries, there are significant opportunities for fixed wireless in developed countries. In the United States, for example, the "local number portability" legislation could dramatically increase the demand for fixed wireless phones.

Following the success of our TDMA fixed wireless phone in 2003, we have expanded our product portfolio by launching the development of a GSM fixed wireless telephone. The addition of a GSM version to our product line in the latter part of 2004 will substantially expand the Company's addressable market. Together, TDMA and GSM networks cover more than 600 carriers and 80% of the world's 1.4 billion wireless phone subscribers.

The GSM fixed wireless phone has an addressable market 10 times larger than that of our TDMA phone. To ensure the GSM version's success, we will begin by leveraging off the success of our TDMA product in the Latin and South American markets, while simultaneously moving into other international markets. To date we have seen considerable interest in our GSM product from every geographic region of the world.

Based on the current market interest and customer forecasts, we expect the GSM fixed wireless telephone to significantly increase our fixed wireless telephone business.

Telematics

In addition to our fixed wireless business, our telematics business is also gaining strength, with our biggest accomplishment in 2003 being a substantial improvement in gross margins for this product line. For 2004, we are expecting strong performance from our new digital products scheduled for release mid way through the year.

CSI's Asset-Link™ family is a line of innovative and cost-effective fleet-tracking, safety and security telematics products. The Asset-Link™ 100 and Asset-Link™ 200 address wireless networks throughout most of the Americas, while the new GSM-based Asset-Link™ 400 addresses wireless networks in the Americas and throughout the rest of the world.

The Asset-Link 400 leverages the digital GSM wireless network by providing combined AMPS/MicroBurst/GSM capability. This product is designed primarily for our commercial customers, and features a number of attractive capabilities, including the largest geographic coverage of any terrestrial network or cellular technology and increased functionality and simplification. With the Asset-Link 400, we have added new application areas and new geographic markets.

We are pleased with the overall progress of our telematics product line. The market remains early-stage, but there are increasing indications that rapid growth is imminent. To date we have achieved a solid position in this market. We are investing in new products and working with existing and new customers to ensure we are appropriately positioned to capture key growth opportunities.

GPS

Our GPS Business Unit continues to exceed our expectations, providing solid profitability again in 2003. 2004 began with the strongest GPS backlog ever, and the opportunities are continuing to grow.

Most of our current GPS revenues come from the agriculture market. In 2003, we introduced an exciting new precision guidance product – auto steering – into this market, which has generated an enthusiastic response since its December launch. Sales through RHS Inc. of the Outback® eDrive auto-steering product have thus far been better than we expected, paralleling the continuing success of the CSI-manufactured Outback® S and Outback® 360. The Outback S and Outback 360 have both received awards for "outstanding innovation" from the American Society of Agricultural Engineers.

In 2003, we expanded our relationship with RHS, announcing more joint initiatives resulting in increasing revenues. CSI Wireless has followed a consistent strategy of employing key distribution relationships with market leaders, such as with RHS, to maximize the distribution of our products and technology. Improving conditions in the agricultural industry going into 2004 should also help to generate strong results in the agricultural guidance market.

Our re-entry into the marine market, with our integrated receiver-antenna units and our Vector line of heading products, has resulted in new relationships with various companies including MX Marine and RS Maritime. These opportunities, and more stemming from the other GPS products we produce, point to strong growth in 2004.



It is clear that both operationally and strategically, CSI made significant strides in 2003. We maintained dominant positions in our targeted GPS markets, and took solid steps in developing both our telematics and fixed wireless businesses.

I believe we are better positioned for success today than at any time in CSI's history, with outstanding products in several targeted developing markets, solid technologies, strong customer and channel relationships, and a strong financial base.

To support our operating requirements and to reduce shareholder risk, we completed an equity financing of more than $16 million during the first quarter of 2004. This has dramatically strengthened our balance sheet and working capital. We are now debt-free and have an appropriately healthy cash balance.

We have experienced impressive accomplishments in recent years, thanks to the dedication and effort of all our employees and also to the patience and support of our shareholders. Looking forward, we see significant opportunities on which we plan to capitalize, and I look forward to reporting to you next year on our ongoing progress and success!



Stephen Verhoeff
President & Chief Executive Officer



FWT Fixed Wireless Telephones

CSI Wireless' fixed wireless telephone, part of the Company's Wireless Business Unit, became a significant revenue generator for the Company in 2003 after its introduction in 2002.

The Motorola FX800t resembles a typical wall-mounted or desktop telephone. It is "fixed" in that it draws its electrical power from a standard AC electrical cord rather than a portable battery, but wireless in that it is not connected to traditional copper-wire landline networks.

The Motorola FX800t has become very popular in Mexico where, like many developing countries, traditional copper-wire landline networks are scarce or unreliable.

For many Mexican families and small businesses, the Motorola FX800t is the first telephone they have ever owned. They could have purchased portable wireless handsets, but the FX800t's three watts of power output equates to far better range and voice quality than what is possible with portable handsets or with competing fixed wireless telephones that put out only 0.6 watts of power.

The FX800t also features hands-free capabilities and a very user-friendly menu and key pad. These attributes, and the fact the telephone underwent stringent quality testing before being awarded the renowned Motorola brand, are ensuring strong sales in Mexico.

To market the Motorola FX800t, CSI Wireless adopted what has proven to be a very cost-effective strategy for many of the Company's product lines – forming partnerships with successful, well-established players. To that end, CSI has a distribution agreement with Brightstar Corporation, one of the world's largest electronics distributors and Motorola's strategic distribution partner throughout Latin America.

Brightstar is selling the Motorola FX800t to Telcel, Mexico's national cellular carrier, which markets the phone to consumers via its nationwide retail network. Brightstar has also begun to market the FX800t in other Latin American countries including Guatemala and Columbia.

The current version of the Motorola FX800t is designed to function using TDMA (Time Division Multiple Access) cellular technology, which provides broad coverage in North, Central and South America.

However, in late 2003, CSI announced that it was developing a GSM (Global System for Mobile communications) version of its fixed wireless phone, for use both in the Americas and throughout the rest of the world.

GSM is the world's dominant wireless technology – used by more than one billion consumers in more than 200 countries and territories. Together, GSM and TDMA are serving 80% of the world's 1.4 billion consumers, via more than 600 carriers. Volume shipments of CSI Wireless' GSM-compatible fixed wireless telephone are to begin in the second half of 2004.


10:49

GSM Prototype



CSI Wireless' Fixed Wireless Telephone Finds Application Close to Home

CSI Wireless' fixed wireless telephone (FWT) played a crucial communications role in the summer of 2003 during forest fires that raged across southern California – destroying hundreds of homes, and forcing thousands of residents to seek emergency shelter.

"We operated the phone at several American Red Cross evacuation shelters near the fire zones," said Gordon West, District Emergency Coordinator for the Amateur Radio Emergency Service that provides communication services during public emergencies.

"Both the firefighters and the shelter clients were able to use the phone to stay in touch with loved ones and to make arrangements for getting their lives back to normal after the complete loss of their homes."

"It was interesting to note," West added, "that the fixed wireless telephone was always able to get through – whereas other cell systems had problems. We also noticed that our conventional satellite phones would seldom get through because of the heavy overload of fire-related communications they were experiencing. But the FWT seemed to get through anytime we picked up the handset."

The sometimes remote emergency shelters that were established to house evacuated homeowners and their families during the California forest fires proved to be an ideal environment in which to test the fixed wireless telephone's effectiveness.

West noted that many people who arrived at the emergency shelters had little or no experience using conventional handheld wireless phones. And so when they were offered various wireless phones to contact their friends and relatives, "there was always a line behind the free phone service from the FWT because it looked, worked and sounded like the desktop and wall-mounted phones they had at home."

Motorola FX800t







Telematics



Asset-Link™

The other major component of CSI's Wireless Business Unit is the telematics product line, which increased in size during 2003, while also achieving important sales successes and market recognition.

CSI began the year with two telematics products – the Asset-Link™ 100 and the Asset Link™ 200. Both combine the Company's wireless communications technology with its GPS technology to enable consumers and businesses to remotely monitor their vehicles' movements and performance.

The Asset-Link 100 utilizes the Microburst™ cellular network that employs other networks' Control Channel capacity to maintain a low-cost data transmission network throughout North America and parts of Central and South America. Customers equipped with the Asset-Link 100 can perform many asset-tracking and fleet-management functions including:

- tracking vehicles' locations and speed;
- monitoring vehicles' performance including engine temperature, oil and tire pressure, brake wear, plus other factors such as engine running hours;
- logging and analyzing performance data, including temperature trends;
- performing important security and stolen vehicle recovery functions such as geo-fencing (sending alerts if vehicles venture outside specified geographic boundaries) plus door-lock and ignition controls; and
- employing potentially life-saving automatic safety features including crash-notification, airbag deployment notification and emergency dispatch.

The Asset-Link 200 has the same features and capabilities as the Asset-Link 100, while also offering Circuit Switched analog or Advanced Mobile Phone Services (AMPS) capability. Operators can use Control Channel for basic control and position-reporting services, and Circuit Switched analog to transfer vehicle history data, and perform over-the-air maintenance to in-vehicle hardware, without returning the vehicle to the shop or sending out maintenance staff.

In May of 2003, CSI Wireless added to its Asset-Link product line by introducing FLT-Link – a tracking and reporting product specifically for tractor trailers and other mobile assets and cargo.

One version of the FLT-Link product functions using the truck's power system, with a back-up power source that enables FLT-Link to keep generating location and other data for as long as two months after the trailer has been disconnected from the truck. CSI also offers a solar-powered version of FLT-Link that can keep generating data no matter how long the trailer is disconnected from the truck.

FLT-Link, like the Asset-Link 200, is capable of using the Microburst network and Circuit Switched analog technology.

In October 2003, CSI Wireless announced the Asset-Link™ 400 for use with GSM (Global System for Mobile communications) technology. GSM, in addition to being increasingly popular in North America, is available in more than 200 countries and territories around the world.





CSI offers three versions of the Asset-Link 400 – a GSM-SMS version, a GSM-analog version, and a GSM-GPRS (General Packet Radio Service, which features high band width) version. Together, they offer customers reliable asset-tracking capability and coverage over a larger global geographical area than what is available from any other telematics product.

At the same time as CSI has been adding to its telematics product line, it has also been generating important telematics sales agreements.

CSI announced an agreement in 2003 with Directed Electronics Inc., the world's largest after-market vehicle security and remote-start manufacturer, with sales in more than 46 countries. CSI is providing a unique telematics product based on the Asset-Link platform.

CSI's agreement with Directed is putting Asset-Link units in consumers' hands. A similar 2003 agreement with Fleetboss Global Positioning System Solutions Inc. is putting Asset-Link units in the hands of trucking companies and other fleet owners.

Asset-Link systems enable fleet owners to track and manage their mobile assets more profitably. Users can:

- lower their fuel bills and maintenance costs by monitoring speeding and excessive idling;
- increase fleet efficiency and productivity by monitoring how much time vehicles are stopped during service calls;
- control "moonlighting", "side trips" and other unauthorized use of vehicles by monitoring when and where they are used;
- reduce accident rates by making drivers more aware of their driving habits; and
- verify billing times to ensure customers aren't being billed too little or too much.

Asset-Link systems also play a crucial role in deterring vehicle thefts. Whereas competing systems become active only when the owner reports the vehicle is missing – which can be hours, days or even weeks after a theft occurs – Asset-Link units send an alert to the owner as soon as the vehicle is moved without authorization. This dramatically improves the potential for the vehicle's recovery. Industry statistics show that vehicles recovered within an hour after being stolen are 250% more likely than other stolen vehicles to have avoided damage.

Asset-Link is the core hardware in Directed's Clifford GPS Tracking System, and in three more vehicle tracking and stolen vehicle recovery systems available from Directed – under the company's well-known Viper, Python and Automate brands.

Another significant telematics customer is AirIQ Inc. of Pickering, Ontario. AirIQ is a leading North American provider of fleet-tracking systems. Its customers include car rental companies such as Budget and Thrifty, plus a variety of trucking companies.



FLT-Link

Agriculture

CSI's extensive line of GPS products for agricultural use continued to play an important role for the Company in 2003. New products were introduced, new sales agreements announced, and new patents awarded.

In early 2003, CSI unveiled its new Outback® Hitch, the first GPS product designed and built specifically for guiding agricultural implements such as planters, sprayers and cultivators. The Hitch ensures that tractor-pulled implements follow precise paths, which reduces crop damage and operator fatigue, while also achieving other cost-efficiencies.

The Outback Hitch is an accessory to the Outback® S, CSI's popular guidance system. The entire Outback line (which also includes the Outback® 360, a computerized visual aid system) is designed and manufactured by CSI under contract for RHS Inc. RHS retains the Outback trademark and has worldwide marketing rights for the product line. RHS began marketing the line in North America, and has successfully moved into South America, Europe and Australia.

In late 2003, CSI further expanded the Outback line by introducing eDrive® – a new automatic steering system. eDrive automatically steers tractors and self-propelled sprayers along straight or curved rows. Drivers need their hands on the steering wheel only when turning their vehicles around at the end of each row.

RHS is offering eDrive as an upgrade feature to the more than 10,000 Outback S units it has already sold, and packaging eDrive with new Outback S units. It is priced several thousand dollars below the cost of competing auto-steer systems.

The success of the Outback line has helped CSI Wireless and its Satloc LLC subsidiary become increasingly popular suppliers of ground-based guidance systems for agricultural use. Other CSI/Satloc products aimed at this sector include the SwathStar M3, AgIQ and LiteStar II systems.

Meanwhile, CSI/Satloc continues to be the largest supplier of aerial-based guidance systems for agricultural use – thanks to several highly successful products including the Satloc M3, AirStar™ 99.5, and LiteStar.

CSI/Satloc added to its aerial guidance line in late 2003 by introducing the LiteStar II, a low-cost entry-level guidance system, and the AerialACE, a variable rate flow control system for aerial spraying that is automated.

The new LiteStar II for *aerial* applications is similar to the previously released LiteStar II for *ground* applications. Its data-logging capabilities enable operators to dramatically improve their efficiency by logging many of their common flying patterns and coordinates so they can more easily navigate. Included in the logging option is CSI/Satloc's popular MapStar™ software that enables operators to view, print and analyze maps. The LiteStar II includes CSI's SLGg3 receiver that is capable of receiving radiobeacon, WAAS and/or OmniSTAR signals, and is compatible with CSI's patented e-Dif technology that provides positioning accuracy similar to Differential GPS without needing DGPS signals.

The AerialACE enables operators to automatically vary the concentration and content of the material they aerially apply to their fields. Aerial images with detailed crop data are used to create prescription maps for each field. The AerialACE's automation enables operators to focus on flying, which enhances safety and reduces operator fatigue.

The AerialACE, LiteStar II, Outback Hitch and eDrive are helping to ensure that CSI Wireless' GPS products for agricultural use continue to be important sources of revenue for the Company. For example, when CSI introduced eDrive in late 2003, it announced a $2.1-million purchase order for the product from RHS. That order was in addition to the $11-million order that CSI received from RHS in mid 2003 – covering Outback S, Outback 360, and Outback Hitch purchases.

During 2003, CSI also announced:

- an agreement to supply LiteStar II systems and AgIQ receivers to AGCO Corporation, one of the world's largest manufacturers and distributors of agricultural equipment;
- an agreement to provide $3 million of MBX-3S Differential GPS receivers to 3-D Marketing LLC, which is supplying them to the US Department of Agriculture and other federal departments and agencies under a multi-year contract;
- an agreement by RHS to supply CSI-built Outback S guidance systems to CLAAS KGaA mbH, one of Europe's largest agricultural equipment manufacturers; and
- receiving a US patent for GPS technology that enables agricultural guidance systems to define a tractor's desired path while also monitoring its current path, so when the tractor occasionally strays from its desired path, the system provides correction signals so the driver can quickly return the tractor to the desired path without over-compensating.




Outback® S

CSI Wireless/Satloc GPS Guidance Products Play Growing Role in Fighting Forest Fires

GPS guidance products from CSI Wireless and its Satloc LLC subsidiary are playing a growing role in fighting forest fires – to combat flames, and to re-vegetate blackened terrain after the flames have died.

During several forest fires in 2003 in British Columbia, helicopters with infra-red heat-sensing equipment and CSI's Seres combination GPS receivers/antennas were used to find "hot spots" (areas of residual heat, often smoldering in underground roots), record their precise GPS coordinates, and relay the coordinates to firefighting crews on the ground who traveled to the remote sites and quickly doused the flames.

The GPS coordinates proved time and again to be so accurate that firefighters said they had no trouble finding and eliminating their targets.

"We chose CSI's Seres (which is also sold by Satloc as the "AgIQ") because it's small and rugged – perfect for the firefighting environment," said Ray Hyland, Marketing Director for LinearVision, which supplied hotspot detection, mapping and data-delivery systems to British Columbia's firefighters.

LinearVision's FireVision system took the GPS coordinates supplied by the Seres unit and fed them into a powerful GIS computer onboard the helicopter, which quickly produced full-colour aerial maps.

CSI/Satloc aerial guidance products also played a part in re-vegetating blackened mountainsides in Arizona and Colorado after forest fires destroyed more than 400,000 acres of timber in the summer of 2002, and more in 2003.

With no more trees, grass or other ground-cover vegetation, the mountainsides were so barren that a sudden autumn rain or snowstorm was capable of sparking massive mudslides and clogging rivers, lakes and municipal reservoirs.

Government officials responded by launching the largest re-vegetation project ever conducted in North America – a project that depended heavily on CSI Wireless' Satloc M3 aerial guidance system.

The territory that required re-seeding with a variety of soil-stabilizing grasses and wildflowers spanned a mammoth 175,000 acres. The area was so large, and on such steep terrain, that re-seeding it from the ground was impossible. And so government officials relied on the same type of aircraft used for aerial spraying or crop dusting.

They hired three firms, all of which relied on Satloc M3's. The 2002 re-seeding project was so successful that when flames plagued Arizona forests again in the summer of 2003 – including the 85,000-acre Aspen Fire north of Tucson – the government again recruited pilots with Satloc M3-equipped aircraft to re-seed as soon as the embers cooled.




AirStar™ M3

Marine & GIS

The GPS products that CSI designs and manufactures for marine and GIS & mapping applications continued to grow in numbers and sales in 2003, with CSI's Vector heading systems leading the way.

The Vector line, introduced in late 2002, includes the Vector PRO primarily for use in marine applications and the Vector Sensor for marine, machine control, and agricultural applications that depend on accurate heading information.

The Vector PRO is a "smart antenna" system that combines two GPS receivers and two multipath-resistant antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station Real-Time Kinematic (RTK) technique, the Vector PRO generates heading data with a half-degree accuracy. This level of performance is similar to that offered by traditional gyrocompasses, used in marine navigation systems, at a significantly lower price.

In addition to offering a high degree of heading performance, the Vector PRO offers sub-metre positioning when using accuracy-enhancing GPS correction data. The system supports both reception of land-based Coast Guard beacon stations and of Space Based Augmentation Systems including United States' WAAS, Europe's EGNOS, and Japan's MSAS. A Vector Lite model is also available for more price-sensitive customers. It omits support of Coast Guard beacon differential reception.

The Vector Sensor is similar to the Vector PRO, but instead of combining the two GPS receivers and two antennas into a single enclosure, they are separated into multiple units. The receivers are housed in one enclosure, and each of the antennas is housed in its own enclosure. This enables users to increase the distance between the antennas up to 4.5 metres, resulting in adjustable levels of heading performance. For example, with the antennas two metres apart, compared to the half-metre separation of the Vector PRO, the Vector Sensor achieves heading accuracy better than 0.1 degrees.

CSI's other marine products include the MBX-3S integrated beacon receiver, DGPS MAX GPS/SBAS/Beacon/L-band receiver, and the MiniMAX combination GPS/SBAS/beacon receiver.

The MBX-3S receiver targets after-market customers in the marine industry, augmenting GPS navigation systems with an accurate, high-integrity source of correction data. The DGPS MAX and MiniMAX receivers target the hydrographic surveying and dredging market segments where industrial positioning performance and high position-update rates are mandatory.

Many of these marine products are also heavily used within the GIS & mapping markets, where performance is critical to ensuring integrity of recorded geo-data. The MBX-3S receiver provides stand-alone GPS receivers with a source of GPS correction data. In 2003, 3-D Marketing LLC, a CSI Wireless distributor, delivered to the US Department of Agriculture systems containing MBX-3S Coast Guard beacon receivers.

The MiniMAX and DGPS MAX receivers are key products that also target the GIS & mapping market. Both are integrated receivers – meaning they combine into a single enclosure a GPS receiver and a differential correction receiver. The MiniMAX supports Coast Guard beacon differential signal reception and Space Based Augmentation Systems, such as the US WAAS and European EGNOS services. The DGPS MAX supports both of these services and L-band satellite differential services.

CSI's Vector Sensor Helped NBC News Transmit Especially Vivid TV Reports from War in Iraq

CSI Wireless' Vector Sensor heading system helped NBC News broadcast images from the war in Iraq that featured greater clarity and immediacy than what competing networks achieved using more conventional methods.

The Sensor was an integral part of a new mobile satellite transmission system developed by Maritime Telecommunications Network (MTN) that provides global communication systems to the maritime industry. The MTN system was developed to enable NBC to transmit news footage from Iraq during the war in March and April of 2003.


Vector

Vector Sensor

To send their war reports to television viewers back home, NBC and other foreign news teams in Iraq relied on special video phones and/or dish-shaped antennas that sent video signals up to satellites, which directed the signals back to the news teams' home countries.

Traditionally, to transmit video to a satellite from a mobile truck, a news team must bring its vehicle to a full stop, set up transmission equipment, and wait for the satellite dish to achieve an accurate "fix" on the satellite. While the vehicle is stopped, the war continues. In Iraq, where US and British troops advanced across the desert at unprecedented speeds, news teams that stopped to transmit their video footage were constantly falling behind and racing to catch up.

However, the Vector Sensor, in conjunction with the rest of the video transmission system developed by MTN, enabled NBC's news vehicle to transmit crystal-clear video – while the transmission truck was still moving. In this system, the Vector Sensor reliably reported vehicle location and orientation so the satellite dish could acquire a fix on the satellite "on the fly."

"Other networks had to stop, set up their equipment and broadcast while the news was moving away from them. NBC never had to play catch-up. They were always close to the action," said Jake Kooser, an MTN technical services specialist assigned to NBC's special mobile transmission system in Iraq throughout the war. "We were glad to have a Vector Sensor on board. It really did the job for us."

Stacy Brady, NBC's Vice President of Network News Operations, said: "We were the only television network covering the war that was able to transmit 'live' from a moving vehicle, which was a coup for us. It enabled us to stay with the action all the time. We're very pleased with how our mobile satellite transmission system performed in Iraq, in very challenging conditions. We congratulate CSI Wireless for its Vector system that made 'on the run' transmissions possible."

NBC - Transmitting Vehicle




Vector PRO

Corporate Governance

Board Membership and Independence

Four of CSI Wireless' seven directors, including the Chairman, are considered by the Corporation to be unrelated in that they are not CSI employees and do not receive any financial compensation from the Corporation other than fees and share options related to services provided in their capacity as directors. The three related directors are Stephen A. Verhoeff, CSI Wireless' President and CEO; and Michael W. Brower and Hamid Najafi, both of whom do occasional consulting work for CSI Wireless and receive fees accordingly.

The Board believes the four unrelated directors are truly autonomous of management. None has an interest, business or other relationship that could be perceived to interfere with his ability to act in the best interests of CSI Wireless and/or its shareholders.

Board Mandate

The Board is responsible for the stewardship of CSI Wireless. In discharging this responsibility, directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board:

- defines, in consultation with the CEO, CSI Wireless' principal objectives;
- supervises the management of CSI Wireless' business and affairs to achieve the principal objectives defined by the Board;
- discharges duties imposed on the Board by applicable laws; and
- takes all action that the Board deems necessary to carry out its foregoing responsibilities.

Board Expectations of Management

The Board, in consultation with the CEO, develops a position description for the CEO. The Board also reviews and approves the corporate objectives that the CEO is responsible for meeting, and assesses the CEO's performance against these objectives.

The Board expects management, among other responsibilities, to:

- propose and, in response to Board approval, execute CSI Wireless' corporate strategies, long-term plans, goals and targets;
- carry out a comprehensive budgeting process and monitor the Corporation's financial performance against the budget;
- be accountable for CSI Wireless' financial and competitive performance;
- provide timely, complete and accurate information about CSI Wireless' business operations;
- identify opportunities and risks affecting the Corporation's business, and find ways of addressing them;
- ensure the development of senior executives and plan for their succession;
- manage CSI Wireless' resources in a manner consistent with enhancing the Corporation's value while maintaining appropriate ethical, legal, environmental, corporate and social standards; and
- carry out all other actions necessary to achieve the Corporation's principal objectives.

Audit Committee

CSI Wireless' Audit Committee is composed entirely of outside (non-management) directors, and is chaired by an unrelated director. All of its members are financially literate, meaning they are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Mr. Hamilton is a Chartered Accountant and Certified Financial Analyst, and Mr. Lang holds a Masters Degree in Business Administration.

The Audit Committee reviews CSI Wireless' annual and quarterly financial statements, accounting practices, business and financial controls, and the results of all external audits. It also recommends to the Board the external auditors to be appointed by shareholders at each annual meeting, reviews their audit work plan, and approves their fees. The Audit Committee has direct communication lines with the external auditors. The external auditors attend and participate in all quarterly Audit Committee meetings, at which time they review the financial statements and meet with the committee separately from management.

Compensation Committee

The Compensation Committee is composed entirely of unrelated directors. It reviews and establishes the Company's compensation policy, including executive management compensation.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing CSI Wireless' overall governance principles, recommending any changes to them, and recommending to the Board for approval the Corporation's disclosures in response to the TSX governance guidelines. The committee monitors best practices among major Canadian companies to ensure CSI Wireless continues to adhere to high standards of corporate governance.

Board Members - Related

Stephen A. Verhoeff
Mr. Verhoeff, CSI Wireless' founder, President, and Chief Executive Officer, has been involved with the Corporation since its incorporation in 1990. He oversees all aspects of CSI's corporate operations including marketing, financial reporting, manufacturing and administration. Before founding CSI, Mr. Verhoeff was President of Network Innovations Inc., a private corporation engaged in selling telecommunications equipment in Western Canada. He has a Bachelor of Commerce degree from the University of Calgary, and a certificate in telecommunications Management from Calgary's Mount Royal College.

Michael W. Brower
Mr. Brower is the founder and President of Fall Creek Consultants, which provides business strategy consulting services to many large companies in the wireless location industry, including CSI Wireless. Fall Creek also publishes the Wireless Location News e-newsletter. Mr. Brower was Vice President, Marketing and Business Development at Wireless Link until its acquisition by CSI in 2000, after which he was a CSI Vice President until 2001. He has held positions involving wireless telemetry and location-centric applications with Globalstar Mobil Satellite System, Differential Corrections Inc. and Magellan Systems Corp.

Hamid Najafi, PhD
Dr. Najafi is the founder and head of Broadlink Research Inc., a technology consulting firm specializing in wireless communications. Dr. Najafi is a longtime inventor and developer of communications technology, and was CSI Wireless' Chief Technology Officer from 2000 to 2002. He founded Wireless Link and served as its President and CEO until the company was acquired by CSI Wireless in 2000. Dr. Nafafi continues to provide strategic and technical consulting services to CSI Wireless. Dr. Najafi has held senior management positions at TransTech International Corp., Advanced Micro Devices and PMC-Sierra Inc. He has a Doctorate in Electrical Engineering from Stanford University.

Board Members - Unrelated

Michael J. Lang (Chairman)
Mr. Lang is Chairman of Stonebridge Merchant Capital Corp. and a director of several public companies. He holds Bachelor of Science and MBA degrees from the University of Alberta.

Paul L. Camwell, PhD
Dr. Camwell is Vice President and Chief Technology Officer for Extreme Engineering Limited. A former Industrial Technical Advisor to NRC/TRLabs, he has held senior management positions in the Scientific Civil Service (UK), at NovAtel Communications and Ryan Energy. Dr. Camwell is a professional engineer practicing in Alberta and is qualified as a physicist and electronic engineer. He graduated with a BSc and PhD in solid state physics from the University of Warwick, UK.

Brian J. Hamilton
Mr. Hamilton is a financial consultant and former Executive Vice President and Chief Financial Officer for CSI Wireless. He has served as a senior financial officer for several financial institutions, including Paramount Life Insurance Co., ParaCorp Inc. and Canadian Commercial Bank. Mr. Hamilton is a Chartered Accountant and Certified Financial Analyst, and has a Bachelor of Commerce degree (Honours) from the University of Manitoba.

Howard W. Yenke
Mr. Yenke is a retired executive and entrepreneur who amassed an impressive range of corporate leadership experience during his more than 40-year business career. He was CEO of Casino Data Systems; President and CEO of Silent Systems Inc.; President, CEO and Director of LANart Corporation; President and CEO of Enterprise Development Corporation; President, CEO and Director of Technology Deployment Holdings Company Inc.; President, CEO and Director of ARCO Computer Products Company; and President and CEO of Boca Research Inc. Mr. Yenke also held a variety of increasingly senior management and executive positions during 25 years with IBM Corporation.

For more information concerning CSI Wireless' corporate governance practices, including detailed responses to each of the Toronto Stock Exchange's Corporate Governance Guidelines, read CSI's 2003 Management Proxy Circular.

Management's Discussion & Analysis

of Financial Condition and Results of Operations

The following discussion and analysis is effective as of March 19, 2004 and should be read together with our audited annual consolidated financial statements and the accompanying notes. Additional information related to CSI Wireless can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the Internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other markets. Through the integration of Wireless and GPS technologies, CSI serves several emerging high-growth markets including precision guidance in agriculture, consumer-based fixed wireless telephones and commercial and consumer telematics.

CSI carries out its operations through two operating units: the Wireless Business Unit and the GPS Business Unit. The Wireless Business Unit develops, manufactures and sells products in two key product lines: fixed wireless telephones and telematics products. The GPS Business Unit develops, manufactures and sells products in four primary product lines: ground agricultural guidance products, aerial agricultural guidance products, marine products and GIS/other products.

Economic and Market Trends

During 2003, CSI's revenues and income were negatively impacted by the strengthening of the Canadian dollar relative to the US dollar. The average foreign exchange rate for 2003 declined by 12% relative to the average rate for 2002. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been if the foreign exchange rate had remained at 2002 levels. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing over 72% of the global wireless capacity. The number of GSM wireless subscribers is over one billion, and the CEO of Nokia recently predicted that there will be 2 billion GSM subscribers by 2008 and 4 billion by 2015. Currently, CSI is developing a new fixed wireless telephone and a new version of its Asset-Link™ product family that will both operate on the GSM networks. The introduction of these products will dramatically expand the addressable market for the Company's products in 2004 and beyond.

Following severe drought conditions in many areas of North America in 2002, agricultural markets improved during 2003. According to the Association of Equipment Manufacturers, farm wheel tractor sales improved by over 20% in 2003, relative to 2002, reflecting improving market conditions. CSI believes that these trends will enhance sales of precision agriculture products in 2004.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes", "plans", "intends", "expects", "anticipates", "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

Revenue by Business Unit


GPS 35%
Wireless 65%

Revenue by Geographic Region


Other 4%
Europe 4%
Canada 7%
USA 85%

Results of Operations
Year ended December 31, 2003 versus Years ended December 31, 2002 and 2001

	Years ended December 31		
	2003	2002	2001
		(audited)	
Revenue	$ 71,046	$ 54,136	$ 40,961
Gross margin	18,761	15,898	13,114
Research & development	7,017	8,049	8,142
Selling	4,101	4,344	4,236
General & administrative	4,294	4,876	5,119
Depreciation & amortization	1,154	1,150	1,256
Amortization of goodwill	-	-	2,128
Operating expenses	16,566	18,419	20,881
Earnings (loss) before the following	2,195	(2,521)	(7,767)
Interest and foreign exchange	886	1,014	1,235
Preferred shares redemption premium	223	322	-
	1,086	(3,857)	(9,002)
Loss from arbitration	1,479	-	-
Restructuring costs	160	-	-
Net income (loss) for the period	$ (553)	$ (3,857)	$ (9,002)
Net income (loss) per share, basic and diluted	$ (0.02)	$ (0.20)	$ (0.39)*

** before goodwill amortization*

	As at December 31		
	2003	2002	2001
		(audited)	
Total assets	$ 41,017	$ 40,737	$ 39,525
Long-term debt	762	5,216	5,236

Revenues

For the year ended December 31, 2003, the Company achieved record revenues of $71 million, representing an increase of 31% from $54.1 million in 2002. The increase was driven primarily by sales of the Company's Motorola-branded fixed wireless telephone as 2003 was the first full year of sales of this product line, which CSI first began shipping in the third quarter of 2002. Offsetting this increase was the strengthening of the Canadian dollar, which had a significant negative impact on revenues. Revenues were approximately $8 million lower than what would have been reported if the foreign exchange rates had remained unchanged from 2002.

Revenues for the Wireless Business Unit increased by 57% to $45.8 million from $29.2 million in 2002. This increase was driven by shipments of the fixed wireless telephone. The Company's GPS Business Unit reported revenue of $25.3 million versus $25.0 million in 2002. Underlying growth in US dollar revenues in the ground guidance and marine markets was largely offset by the strengthening of the Canadian dollar during the year.

Gross Margins

The Company reported gross margins of $18.8 million in the year, an increase of 18% relative to 2002. Gross margins, as a percentage of revenue, were 26.4% in 2003, a decrease from 29.4% in 2002. This was a result of a greater weighting of Wireless Unit product sales in 2003 versus 2002 and due to the impact of foreign currency changes on GPS product margins, which are manufactured in the Company's facility in Canada. Although Wireless product margins were lower than the gross margins realized on GPS products, the Company realized significant improvement in its Wireless product margins during the year, increasing them from 12% in the first quarter to 20% in each of the third and fourth quarters.

Expenses

Expenses declined by 10% during the year to $16.6 million from $18.4 million in 2002, despite an increase in revenues of 31% during the year. Expenses were 23% of revenue in 2003 versus 33% in 2002. This decrease was a result of strong cost management and the impact of foreign currency changes. CSI has offices in Scottsdale, Arizona and Milpitas, California which primarily employ staff involved in research and development, but which also give rise to US dollar-denominated selling expenses and general & administrative expenses.

Research and Development Expenses

The Company has maintained a concentrated focus on new product engineering, investing $7.0 million in research and development in 2003, as compared with $8.0 million during 2002. Research and development spending is carefully focused to maintain and grow the market position of the Company with an orientation towards products and markets for which customers have been identified. During 2003, some of the Company's key research and development projects included: TDMA fixed wireless telephone cost reductions, GSM fixed wireless telephone development, GSM Asset-Link product development, the eDrive auto-steering product, the Vector heading sensor, the AerialACE automated flow control product, and the LiteStar II lightbar and display screen.

Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling and General & Administrative Expenses

Selling expenses of $4.1 million for 2003 declined slightly from $4.3 million in 2002 despite the increase in revenues during the year. The cost reduction was primarily related to foreign currency movements.

General & administrative expenses decreased by 12% from $4.9 million in 2002 to $4.3 million in 2003. This reduction was a result of restructuring and efficiency measures put in place by management during 2003 and the impact of foreign currency movements in the year.

Depreciation and Amortization

Depreciation and amortization was $1.2 million in 2003, unchanged from the prior year.

Effective January 1, 2002 the Company adopted the newly issued accounting standard for goodwill and other intangible assets (CICA HB 3062), which requires that goodwill not be amortized but rather be assessed for impairment annually. At December 31, 2003 the goodwill carrying value was assessed and it was determined that there was no impairment.

Preferred Shares Redemption Premium

The preferred shares redemption premium for 2003 was $223 thousand, a decrease from $322 thousand in 2002. This premium will be payable by CSI to the preferred shareholder at the time of retraction, redemption, repurchase or conversion of the preferred shares, which were issued as contingent consideration relating to the acquisition of the business assets of Satloc, Inc. in 1999. The preferred shares accrue this premium at the rate of 10% per year, compounded annually upon the US dollar value of the shares. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The preferred shares become retractable by the holder in 2004 and CSI anticipates that the shares will be repurchased for cash during the first half of 2004.

Interest and Foreign Exchange

Interest expense of $678 thousand in 2003 was down by $338 thousand from 2002 due primarily to reductions in the long-term debt during the year.

The Company realized a foreign exchange translation loss of $206 thousand during 2003 versus a small gain of $1 thousand in 2002. This translation loss results from the strengthening of the Canadian dollar during the year.

The strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category reported in the Consolidated Statement of Operations and Deficit where a component of the category is denominated in US dollars. The Company estimates that if the 2003 financial results were translated at 2002 foreign exchange rates, revenues would have been $8 million higher than reported, and earnings would have been approximately $1.7 million higher than reported.

Income Taxes

For the year ended December 31, 2003, the Company had tax losses and future tax deductions in each legal entity. In Canada, CSI Wireless Inc. has tax deductions and loss carry-forwards of $6.0 million that can be used to reduce taxable income in future years, as well as investment tax credits in the amount of $1.4 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

The Company's US operating subsidiaries, CSI Wireless LLC and Satloc LLC, file as a combined entity for U.S. federal tax purposes. In this combined filing, the Company has cumulative net operating losses of US$17.8 million, additional tax deductions of US$3.6 million that can be used to reduce taxable income in future years, and US$1.4 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

Loss from Arbitration and Restructuring Costs

During 2003, the Company realized certain costs that are not expected by management to be recurring. In the third quarter of the year, CSI announced that it had been denied an arbitration claim against a previous customer for an alleged breach of a product development and supply agreement. The total amount of the loss related to this item was $1.5 million, consisting of legal fees, arbitration panel costs, expert witness costs and a write-off of inventory. During the year, the Company also announced that it had implemented a restructuring of management in response to the growth that has been achieved by the Company, which gave rise to costs of $160 thousand.

Earnings

Prior to the deduction of the arbitration and restructuring costs, the Company realized earnings of $1.1 million, an improvement of $5.0 million compared to a loss of $3.9 million in 2002. This improvement was a result of increased revenues and margins and a reduction in operating expenses.[1]

CSI realized a net loss for 2003, after deduction of the arbitration and restructuring costs, of $553 thousand or ($0.02) per common share, an improvement of $3.3 million from the loss realized in 2002 of $3.9 million, or ($0.20) per common share.

Summary of Quarterly Results

For the Quarter Ended	Mar 31 2002	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003
Revenue	$13,958	$10,761	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948
Gross margin	5,494	4,733	2,269	3,403	5,140	5,227	4,839	3,555
Expenses								
Research & development	1,912	2,187	2,207	1,743	1,898	1,795	1,592	1,732
Selling	1,007	1,049	1,150	1,138	1,001	1,057	1,003	1,039
General & administrative	1,044	1,364	1,255	1,213	1,180	1,184	980	952
Depreciation & amortization	284	272	294	301	334	235	288	296
	4,247	4,872	4,906	4,395	4,413	4,271	3,863	4,019
Earnings (loss) before the following	1,247	(139)	(2,637)	(992)	727	956	976	(464)
Interest on long-term debt	313	229	163	312	198	171	141	168
Foreign exchange (gain) loss	(116)	210	(84)	(13)	211	(86)	42	52
Premium on preferred shares	-	-	-	322	46	74	51	40
	1,050	(578)	(2,716)	(1,613)	272	797	742	(724)
Loss (recovery) from arbitration	-	-	-	-	168	292	1,154	(135)
Restructuring costs	-	-	-	-	-	-	160	-
Net income (loss) for the period	$ 1,050	$ (578)	$(2,716)	$(1,613)	$ 104	$ 505	$ (572)	$ (589)
Net income (loss) per common share*	$ 0.06	$ (0.03)	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)

* *Calculated using quarterly weighted averages*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The GPS Business Unit products have historically been impacted by seasonal factors with the first quarter being the strongest each year, and the third quarter being the lowest revenue quarter. Management has undertaken initiatives focused on mitigating this seasonal pattern.

2. The Company's fixed wireless telephone was launched during the third quarter of 2002, and began to ship in volume in the fourth quarter of 2002. The fourth quarter of 2002 was a very high-volume period as a result of the ramp-up in purchasing by the end customer. During 2003, the Company announced that inventory issues in the distribution channel would reduce volumes over the last two quarters of 2003. These inventory issues have been resolved, and the Company announced new purchase orders that would result in improving volumes in 2004.

3. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and a change in certain elements of our business relationship, CSI has been able to generate reductions in the cost of manufacturing the fixed wireless telephone. These cost reductions have improved the gross margins the Company earns on the product, but also resulted in reductions in the US dollar sales prices during 2003. While this had a downward impact on revenues, these price reductions will make the telephone more affordable to end users, and it is anticipated this will generate additional product demand for 2004 and beyond.

---

1. The Company recognizes that earnings before one-time charges is not a standard measure under Canadian generally accepted accounting principles, and may not be comparable to similar measures presented by other public companies. Management believes that the measure of earnings before arbitration and restructuring costs is useful disclosure as it is comparable to earnings from prior and future years.

Quarter Ended December 31, 2003 versus Quarter Ended December 31, 2002

Revenues

Revenues in the fourth quarter of 2003 were $9.9 million, a reduction from $20.6 million in the fourth quarter of 2002. This decline was entirely related to fixed wireless telephone revenues. On a comparative basis, the fourth quarter of 2002 was unusually strong due to the initial ramp-up of sales of the Company's Motorola-branded fixed wireless telephone. Conversely in the fourth quarter of 2003, fixed wireless telephone volumes declined due to the draw-down of inventory that had built up in the Mexican distribution channel. As announced by the Company during the first quarter of 2004, distribution channel inventories have been depleted and significant new orders have been received for 2004. Because the fixed wireless telephone market tends to demonstrate inconsistent quarterly purchasing patterns, management believes that year-over-year quarterly comparisons are not indicative of the Company's longer-term trend and the positive direction of CSI's annual growth in revenues and earnings.

Gross Margins

Gross margins in the fourth quarter of 2003 were 35.5% or $3.6 million, an increase compared to margins of 16.5% and $3.4 million in 2002, notwithstanding the decline in revenues. The improvement in gross margins resulted from significant increases in the gross margins earned on the Company's Wireless products, which improved from 11% in the fourth quarter of 2002 to 20% in the fourth quarter of 2003. These changes arose primarily from the transfer of the manufacturing of the fixed wireless telephone from Thailand to Mexico, which took place during the fourth quarter of 2002 and the first quarter of 2003, together with design cost reductions which were put in place during the year. The GPS Business Unit also showed an improvement in margins, increasing to 48% in the fourth quarter of 2003 compared to 45% in the fourth quarter of 2002, primarily related to product mix.

Expenses

Expenses of $4.0 million in the fourth quarter were down 8.5% relative to $4.4 million in the fourth quarter of 2002. These reductions resulted from cost reduction initiatives and from the impact of foreign currency movements during the year. Cost reductions were partially offset by an increase in certain product development costs incurred during the fourth quarter.

Preferred Shares Redemption Premium

The preferred shares redemption premium declined from $322 thousand in the fourth quarter of 2002 to $40 thousand in 2003. A cumulative adjustment to record the premium accrued to that point in time was booked during the fourth quarter of 2002. In 2003, the redemption premium was accrued in each quarter.

Interest Expense

Interest expense declined to $168 thousand in the fourth quarter of 2003 from $312 thousand in the fourth quarter of 2002 due to a reduction in the long-term debt during the year.

Loss from Arbitration

During the fourth quarter of 2003, the Company negotiated reductions in certain of the costs incurred in connection with the arbitration loss as previously described. This resulted in a recovery of $135 thousand during the quarter. This activity has been closed, and management expects no further costs or recoveries related thereto.

Earnings

In the fourth quarter of 2003, the Company incurred a loss of $589 thousand dollars, or ($0.02) per share, an improvement of $1.0 million compared to a loss of $1.6 million and ($0.08) per share in the fourth quarter of 2002. This improvement relates primarily to the improvement in gross margins realized in both the Wireless and GPS Business Units compared to the fourth quarter of 2002.

Liquidity and Capital Resources

Working Capital

CSI has a bank operating line of credit with a maximum limit of $6,000,000, on which $2.6 million was outstanding at the end of December 2003. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. In November 2003, the bank increased the interest rate of this operating line of credit to prime plus 3.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Inventories consisted of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $9.3 million at December 31, 2002 to $8.2 million at the end of December 2003, despite a 31% increase in sales during the year. The Company continues to focus on optimizing its inventory levels.

Long-term debt declined to $762 thousand at December 31, 2003 from $4.1 million at December 31, 2002. The balance of long-term debt was paid out by CSI in March 2004.

Share Capital

At March 19, 2004, there were 27,631,470 common shares outstanding, prior to the exercise of the special warrants issued in March 2004 and described more fully below. There were also 1,511,000 first preferred shares outstanding.

In March 2003, the Company repurchased 700 thousand common shares from a director for cash consideration of $1.2 million. As the paid-up capital of these shares exceeded the proceeds on the purchase, which were based on the fair market value of the shares, the difference of $156 thousand was credited to contributed surplus.

In August 2003, the Company completed a private placement resulting in the issuance of 3.3 million shares for gross proceeds of $5.3 million. In addition to the common shares issued, the Company also issued 3.3 million common share purchase warrants with an exercise price of $2.00 per share that expire in August 2005.

The Company also issued warrants to the Agents on the transaction providing for the purchase of 430 thousand common shares, as described more fully in note 8 of the consolidated financial statements.

In November and December, warrant-holders exercised warrants resulting in proceeds to the Company of $3.1 million.

In March 2004, the Company completed a private placement of 5 million special warrants for gross proceeds of $16.25 million. Each special warrant entitles the holder to acquire one common share for no additional proceeds, and will be exercised following the clearance of a final prospectus, expected in April 2004. The Company has used a portion of these funds to pay out the bank operating line and long-term debt. In addition, it is expected that the preferred shares will be repurchased by CSI in the first half of 2004. The remainder of the proceeds will be used for working capital, resulting in a significant strengthening of the Company's financial condition and liquidity. The repayment of debt will result in a reduction in interest expense in 2004 and a positive cash balance will also result in the generation of interest income.

Cash Flow

Prior to the change in working capital, CSI generated $500 thousand of positive cash flow in 2003, an improvement of $2.8 million compared to 2002, arising from the improvement in profitability during the year. Net proceeds from common shares issued in 2003 were $7.9 million. Of these funds, $6.4 million of cash was used to repay long-term debt, capital lease obligations and to reduce the balance owing on the bank operating line of credit.

Contractual Obligations

Effective December 31, 2003	Payments Due by Period				
	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$ 762	$ 762	$ -	$ -	$ -
Capital lease obligations	545	157	388	-	-
Office & equipment operating leases	6,736	1,299	3,387	1,190	860
Total contractual obligations	$ 8,043	$ 2,218	$ 3,775	$ 1,190	$ 860

(in thousands)

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on management's historical experience and various other assumptions that are believed by management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect the more significant estimates and assumptions used in preparing the consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on an assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, management estimates the future cash-flows of each of its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2003, valuation allowances are provided for the full amount of future tax assets.

5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on an assessment of historical experience. If the Company suffers a decrease in the quality of its products, an increase in the accrual may be required.

Effective January 1, 2004, the Company retroactively adopted new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. The Company identifies the most significant risks to be:

1. In 2003, CSI incurred a financial loss after deducting the costs associated with the arbitration loss and the restructuring. Although the Company currently expects to have positive earnings in 2004, it is possible that losses will occur in any of the four quarters. If the Company fails to execute on its current contracts, or if current customers significantly reduce their purchases, the 2004 projected earnings could in fact be a loss which could be substantial.

2. For the year ended December 31, 2003, the Company derived 85% (81% in 2002) of its revenue from customers located in the United States. Sales in other countries are also predominately transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, and incurring other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues for the Company, as was the case in 2003. To date the Company has not entered into derivatives contracts to manage its foreign currency exposure. In the future, consideration may be given to entering into such contracts to manage its exposure to foreign currency fluctuations. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

3. General economic and financial market conditions appear to have improved for 2004. However, negative changes in market and business environments, or adverse geopolitical events could have a negative impact on the Company's future performance.

4. In the past, the Company's agricultural product sales have been affected by drought conditions in North America that have negatively impacted the agriculture market, resulting in lower sales of agriculture guidance products. Should drought conditions arise in 2004, the Company could be faced with lower-than-expected revenues in these market areas.

5. Many of CSI's competitors currently have very strong financial, technical, production, and marketing resources. This may enable them to respond more quickly to market demands, and to better implement their technological developments.

6. Future revenues are subject to many factors beyond the Company's control. Examples include the liquidity and business plan execution of customers, general industry conditions, and the rate of acceptance of new technologies in the marketplace.

7. CSI is reliant upon certain key suppliers for raw materials, components, and external manufacturing. No assurances can be given that the Company will not experience delays or other difficulties in obtaining materials critical in the completion of its products.

8. The Company has undergone significant growth in its sales and its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

Management's Responsibility for Financial Reporting

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Calgary, Canada

Cameron Olson
Chief Financial Officer
March 4, 2004

Stephen Verhoeff
President & Chief Executive Officer
March 4, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 4, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets:		
Accounts receivable	$ 9,606,485	$ 9,568,102
Inventories	8,174,568	9,251,148
Prepaid expenses and deposits	422,604	335,942
	18,203,657	19,155,192
Capital assets (note 3)	4,188,697	3,510,208
Goodwill	18,624,676	18,071,676
	$ 41,017,030	$ 40,737,076
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 4)	$ 2,557,939	$ 4,031,400
Accounts payable and accrued liabilities	8,041,181	10,107,646
Current portion of capital leases	156,904	–
Current portion of senior long-term debt (note 6)	761,672	1,905,852
Current portion of other long-term debt (note 5)	–	701,260
Preferred shares (note 7)	2,242,154	–
	13,759,850	16,746,158
Capital lease obligations	387,674	–
Senior long-term debt (note 6)	–	2,170,408
Other long-term debt (note 5)	–	438,208
Preferred shares (note 7)	–	1,855,244
Shareholders' equity:		
Common shares (note 8)	49,551,086	41,812,078
Contributed surplus	156,049	–
Deficit	(22,837,629)	(22,285,020)
	26,869,506	19,527,058
Commitments (note 13)		
Subsequent event (note 15)		
	$ 41,017,030	$ 40,737,076

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Camwell
Director

Consolidated Statements of Operations and Deficit

Years ended December 31, 2003 and 2002

	2003	2002
Sales	$ 71,046,009	$ 54,136,246
Cost of sales	52,285,100	38,238,297
	18,760,909	15,897,949
Expenses:		
Research and development	7,017,356	8,049,124
Selling	4,101,087	4,344,215
General and administrative	4,294,216	4,875,380
Depreciation and amortization	1,154,063	1,149,744
	16,566,722	18,418,463
Earnings (loss) before undernoted	2,194,187	(2,520,514)
Redemption premium on preferred shares (note 7)	222,971	322,144
Foreign exchange loss (gain)	206,192	(1,376)
Interest expense	678,343	1,015,918
	1,086,681	(3,857,200)
Loss from unsuccessful arbitration (note 10)	1,479,290	–
Restructuring costs	160,000	–
Net loss	(552,609)	(3,857,200)
Deficit, beginning of year	(22,285,020)	(18,427,820)
Deficit, end of year	$ (22,837,629)	$ (22,285,020)
Loss per common share, basic and diluted	$ (0.02)	$ (0.20)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities:		
Net loss	$ (552,609)	$ (3,857,200)
Items not involving cash:		
Depreciation and amortization	1,154,063	1,149,744
Redemption premium on preferred shares	222,971	322,144
Foreign exchange gain on preferred shares	(389,061)	–
Options granted to non-employees	23,530	54,781
	458,894	(2,330,531)
Change in non-cash operating working capital:		
Accounts receivable	(38,383)	(1,766,170)
Inventories	1,076,580	149,036
Prepaid expenses and deposits	(86,662)	10,985
Accounts payable and accrued liabilities	(2,066,465)	2,207,477
	(656,036)	(1,729,203)
Cash flows from (used in) financing activities:		
Increase (decrease) in bank indebtedness	(1,473,461)	959,196
Senior long-term debt	(3,314,588)	(1,159,457)
Other long-term debt	(1,139,468)	(2,353,542)
Capital leases	(435,680)	–
Issue of share capital, net of share issue costs	7,871,527	5,666,824
Repurchase of common shares	(1,184,700)	–
	323,630	3,113,021
Cash flows used in investing activities:		
Purchase of capital assets	(852,294)	(1,383,818)
Repayment of loan from director	1,184,700	–
	332,406	(1,383,818)
Decrease in cash position	–	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ –	$ –
Supplemental disclosure:		
Interest paid	$ 715,364	$ 900,027

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision global positioning system ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue primarily from the sales of equipment, from royalty and licensing revenue and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from licensing and royalties derived from the Company's technology is recognized when all material services and conditions relating to the licenses and royalties have been satisfied and collection is reasonably assured.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Capital assets:

Capital assets are recorded at cost. Depreciation is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% - 30%
Leasehold improvements	straight-line	5 years
Licenses and other assets	straight-line	3 to 10 years

Depreciation is charged from the date of acquisition of an asset.

(e) Deferred development costs:

The Company is actively engaged in developing new technology and products. Development costs related to a specific product or process that is proven to be technically and economically feasible are capitalized. Deferred development costs are amortized on a straight-line basis against future revenues over the period of expected benefit. If, at any time, the benefits of any costs capitalized are determined to no longer be of any value, such costs are written off in full. Any incentives or grants, received or receivable, which relate to the development activities of the Company are deducted from the capitalized amount in the period. No amounts have been capitalized at December 31, 2003.

(f) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

1. Significant accounting policies continued:

(g) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting segments that are expected to benefit from the business combination.

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment, no impairment loss has been recognized.

(h) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of commons shares outstanding of 23,187,423 (23,571,097 diluted) and 19,143,057 (20,199,790 diluted) for the years ended December 31, 2003 and 2002 respectively. The diluted loss per share calculation uses the treasury stock method of determination and has not been presented separately as the result is anti-dilutive.

(j) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:
• monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
• non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
• sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(k) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). Compensation expense is recognized for these plans only when stock options are issued to non-employees. Any consideration paid on the exercise of stock options is credited to share capital.

1. Significant accounting policies continued:

(k) Stock-based compensation plans continued:

Effective January 1, 2004, the Company will retroactively adopt new Canadian accounting standards that will apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company will calculate the fair value of stock option grants or direct awards of stock and record that fair value as compensation expense over the vesting period of those grants and awards.

(l) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

(m) Comparative figures:

Certain comparative information for 2002 has been restated to conform with 2003's presentation.

2. Change in accounting policies:

Effective January 1, 2002, the Company adopted newly issued accounting standards for stock based compensation. Under this standard, the Company follows the intrinsic value method of accounting for stock options granted to employees and the fair value method for stock options granted to non-employees. The Company discloses the effect of accounting for the stock options awarded to employees under the fair value method (see note 8(d)).

Effective January 1, 2002, the Company adopted newly issued accounting standards for goodwill and other intangible assets. This new standard requires that goodwill not be amortized, but only written down if impaired. In accordance with the new standard, the carrying value of goodwill will be assessed for impairment annually. Prior to the adoption of this accounting standard, goodwill was amortized on a straight-line basis over its estimated useful life.

3. Capital assets:

December 31, 2003	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,056,000	$ 1,209,979	$ 846,021
Office and production equipment	4,729,213	2,170,231	2,558,982
Leasehold improvements	212,743	44,062	168,681
Licenses and other assets	1,334,133	719,120	615,013
	$ 8,332,089	$ 4,143,392	$ 4,188,697
December 31, 2002			
Computer equipment and software	$ 1,636,994	$ 918,844	$ 718,150
Office and production equipment	3,459,534	1,615,311	1,844,223
Leasehold improvements	306,586	120,459	186,127
Licenses and other assets	1,236,267	474,559	761,708
	$ 6,639,381	$ 3,129,173	$ 3,510,208

Included in capital assets is equipment under capital lease of $1,356,828, and included in depreciation expense is $157,213 related to this equipment.

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

4. Bank indebtedness:

The Company has an operating line of credit to a maximum amount of $6,000,000 that bears interest at the bank prime rate plus 3.5%. This line of credit is secured by a general security agreement covering all assets of the Company. The amount drawn under the facility was $2,557,939 at December 31, 2003 (December 31, 2002 - $4,031,400).

5. Long-term debt:

On May 15, 2002, the Company entered into an agreement with a third party that manufactures products for the Company to convert US$2,300,000 (Cdn$3,493,010) of current accounts payable into a 2-year long-term note. This debt was secured behind the Company's senior debt, accrued interest at a rate of US prime rate plus 4%, and required monthly interest and principal payments of US$40,500. This debt was repaid in full during the year ended December 31, 2003.

6. Senior long-term debt:

	2003	2002
Loan payable, requiring monthly payments of $111,111 plus interest at the bank's prime rate plus 2.5% per annum, secured by a general security agreement covering all assets of the Company	$ 602,095	$ 2,999,993
Loan payable, requiring monthly payments of $47,709 plus interest at the bank's prime rate plus 1.75% per annum, secured by a general security agreement covering all assets of the Company	159,577	1,079,267
	761,672	4,076,260
Less current portion	761,672	1,905,852
	$ –	$ 2,170,408

7. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

	December 31, 2003		December 31, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	1,361,000	$ 2,242,154	1,011,000	$ 1,855,244

As part of a business acquisition in 1999, contingent consideration in the form of a maximum 1,550,000 convertible preferred shares, at US$1.00 per share, is payable to the holder over a five-year period ending January 1, 2004 upon the attainment of annual sales targets. The preferred shares have a redemption premium of 10% per annum; however, no redemption premium will be paid until the preferred shares are converted or redeemed.

7. Preferred shares continued:

The terms of the preferred shares allow the holder of the shares to demand retraction in the form of either common shares or cash at any time after April 1, 2004, and accordingly the shares are shown as a current liability as at December 31, 2003. On January 1, 2004, 150,000 preferred shares were issued as the defined performance criteria was met for 2003. This represents the final performance-related issuance of preferred shares in accordance with the related business acquisition agreement.

8. Common shares:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2001	18,391,493	$ 37,275,173
Issued on private placement	3,287,309	4,273,502
Issued on exercise of stock options	64,275	52,124
Exercise of share purchase warrants (note 8(e)(i))	705,000	1,868,250
Share issue costs	–	(527,052)
Options granted to non-employees	–	54,781
Loan receivable from director (note 14)	–	(1,184,700)
Balance, December 31, 2002	22,448,077	41,812,078
Loan receivable from director (note 14)	–	1,184,700
Cancelled shares from director (note 14)	(700,000)	(1,340,749)
Issued on exercise of stock options	69,290	81,350
Private placement	3,305,750	5,289,200
Exercise of share purchase warrants (note 8(e)(ii))	1,563,462	2,814,232
Exercise of agents warrants (note 8(f)(i))	230,112	326,760
Share issue costs	–	(827,010)
Options granted to non-employees	–	23,530
Agents options and warrants (note 8(f)(ii))	–	186,995
Balance, December 31, 2003	26,916,691	$ 49,551,086

(c) Stock options:

(i) Stock Option Plan:

The Company has a stock option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2008.

8. Common shares continued:

(c) Stock options continued:

(ii) Wireless Link Acquisition Share Option Plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Stock Option Plan noted above, except that all stock options outstanding under this plan will expire in 2005.

At December 31, 2003, the following stock options are outstanding out of a total of 4,114,999 reserved for issuance:

	2003	2002
Share Option Plan	2,549,616	2,630,399
Wireless Link Plan	235,593	435,593
	2,785,209	3,065,992

Changes in the number of options, with their weighted average exercise prices for both plans combined, are summarized below:

	December 31, 2003		December 31, 2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	3,065,992	$ 2.80	2,973,276	$ 2.89
Granted	965,000	1.62	408,750	1.85
Exercised	(69,289)	1.17	(64,275)	0.80
Cancelled/Expired	(1,176,494)	3.87	(251,759)	2.12
Stock options outstanding, end of year	2,785,209	$ 1.98	3,065,992	$ 2.80
Exercisable at year end	1,733,253	$ 2.15	2,289,638	$ 3.07

	Options Outstanding			Options Exercisable	
Range of Exercise Prices Outstanding	Number outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$1.01 – 2.00	1,511,521	45	$1.58	560,045	$1.55
2.01 – 3.00	1,263,688	18	2.45	1,163,208	2.44
3.01 – 6.95	10,000	20	3.10	10,000	3.10

8. Common shares continued:

(d) The per share weighted average fair value of stock options granted in 2003 has been estimated at $0.95 (2002 - $1.15) using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 70%; risk-free rate of 5%; and expected lives of 5 years. At December 31, 2003, the Company has recorded $23,530 as compensation expense for non-employees who have been granted stock options.

As the Company follows the intrinsic value method of accounting for stock options granted to employees, and all options are granted at an exercise price equal to or greater than the market value at the date of grant, no compensation cost has been recognized for the year ended December 31, 2003. Had compensation costs for stock options granted to employees been determined based on the fair value method, the Company's pro-forma net loss would have been increased by $333,475 to $886,084 and the pro-forma loss per share would have been $0.04 for the year ended December 31, 2003.

(e) Share purchase warrants:

(i) There were 1,576,933 common share purchase warrants outstanding at December 31, 2001 that entitled the holders to acquire 1,576,933 common shares at a price of $3.75 per share. On June 26, 2002, subsequent to amending the terms of the outstanding share purchase warrants, 705,000 warrants were exercised at a price of $2.65 per share for proceeds of $1,868,250. All remaining unexercised share purchase warrants expired on June 27, 2002.

(ii) Pursuant to a private placement completed during November 2002, the Company issued 1,643,655 common share purchase warrants that entitle the holders to acquire 1,643,655 common shares at a price of $1.80 per share, expiring February 23, 2004. 1,563,462 warrants were exercised in 2003 for proceeds of $2,814,232. At December 31, 2003, 80,193 of these common share purchase warrants remain outstanding. Subsequent to December 31, 2003, these warrants were fully exercised.

(iii) Pursuant to a private placement completed during August 2003, the Company issued 3,305,750 common share purchase warrants that entitle the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. All of these common share purchase warrants remain outstanding at December 31, 2003. Subsequent to year-end, 284,250 of these warrants were exercised.

(f) Agents options:

(i) Pursuant to a private placement completed during November 2002, 230,112 agents options were issued that entitled the agents to acquire one common share and one-half of a warrant for $1.42 expiring on November 21, 2003. During 2003, all of these agents options were exercised. 115,056 warrants were issued to the agents upon exercise of the agents options, all of which remain outstanding at December 31, 2003 and which are exercisable at $1.80 per warrant until February 23, 2004. Subsequent to December 31, 2003, these warrants were fully exercised.

(ii) Pursuant to a private placement completed during August 2003, 214,873 agents options were issued and remain outstanding at December 31, 2003. These agents options entitle the agent to acquire one common share and one warrant for an exercise price of $1.60 per unit, expiring August 8, 2004. Subsequent to year-end, 53,718 of these options were exercised. If all of the agents options are exercised, they will be issued warrants to acquire 214,873 common shares at an exercise price of $2.00 per warrant until August 8, 2005. The fair value of these options and warrants, estimated to be $186,995 using the Black-Scholes option pricing model, has been included in share issue costs at December 31, 2003.

(g) Bankers warrants:

There are 250,000 bankers warrants outstanding as at December 31, 2003 that entitle the Company's bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants expire on September 30, 2005.

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 36.74% (2002 – 39.24%) as follows:

	2003	2002
Basic rate of 36.74% (2002 – 39.24%) applied to loss before income tax	$ (203,000)	$ (1,514,000)
Increase (decrease) resulting from:		
Loss for which tax benefit is not recognized	326,000	1,511,000
Other permanent differences	(123,000)	3,000
Income tax expense	$ –	$ –

The components of the Company's net future income tax asset at December 31, 2003, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
	Canada	United States	Total
Net operating losses	$ 384,000	$ 9,186,000	$ 9,570,000
Research and development tax pools	999,000	–	999,000
Capital assets	(178,000)	42,000	(136,000)
Share issue costs	408,000	–	408,000
Inventory	–	(52,000)	(52,000)
Goodwill	–	(227,000)	(227,000)
	$ 1,613,000	$ 8,949,000	$ 10,562,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2019	$ 3,918,000
2020	5,415,000
2021	8,686,000
2022	4,707,000
	$ 22,726,000
Canada:	
2010	$ 1,108,000

The Company has tax credits totaling $1,356,000 in Canada, and $1,417,000 in the United States.

10. Arbitration costs:

In the third quarter of 2003, the Company was denied an arbitration claim against a previous customer for an alleged breach of contract that was initiated by the Company in 2002. Total charges related to the claim were $1,479,000, including legal fees, tribunal hearing charges, inventory write-offs, settlement payouts and other related costs. The arbitration was concluded and finalized in 2003, and as such no further related expenses will be incurred.

11. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is the President and CEO. The President and CEO reviews financial information presented by the Company's two operating segments – the GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Sales	$ 25,275,000	$ 24,975,000	$ 45,771,000	$ 29,161,000	$ -	$ -	$ 71,046,000	$ 54,136,000
Interest expense	-	-	-	-	678,000	1,016,000	678,000	1,016,000
Depreciation & amortization	758,000	731,000	396,000	419,000	-	-	1,154,000	1,150,000
Net earnings (loss)	3,982,000	4,977,000	185,000	(5,668,000)	(4,720,000)	(3,166,000)	(553,000)	(3,857,000)
Capital assets & goodwill	7,276,000	5,890,000	15,537,000	15,692,000	-	-	22,813,000	21,582,000
Total assets	19,126,000	14,820,000	21,891,000	25,917,000	-	-	41,017,000	40,737,000
Capital expenditures	712,000	822,000	140,000	562,000	-	-	852,000	1,384,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2003	2002	2003	2002
U.S.A.	$ 27,111,000	$ 33,221,000	$ 60,385,000	$ 43,858,000
Canada	13,906,000	7,516,000	5,117,000	5,411,000
Europe	–	–	2,488,000	1,020,000
Other	–	–	3,056,000	3,847,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2003, 71% (December 31, 2002 - 61%) were to 5 customers. The Wireless Business Unit had sales to one customer totaling $35,658,000, and the GPS Business Unit had sales to one customer totaling $8,860,000. Both of these customers are located in the United States.

12. Financial instruments:

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt with variable interest rates is assumed to be at fair value and therefore is not revalued. The fair value of other long-term debt could not be determined because no market exists for this instrument.

12. Financial instruments continued:

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk that the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it has significantly drawn on its operating line of credit and carries long-term debt, both of which calculate interest as a function of the current prime-lending rate.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars.

13. Commitments:

The Company is committed to annual minimum lease payments, excluding tenant-operating costs of:

2004	$1,299,000
2005	1,263,000
2006	1,132,000
2007	992,000
2008	588,000
Thereafter	1,462,000

14. Related party transactions:

On March 4, 2003, the Company repurchased 700,000 common shares from a director for cash consideration of $1,184,700. The paid up capital amount of these shares was $1,340,749, and as such, the gain of $156,049 was treated as contributed surplus. Previously the Company had advanced US$750,000 to this director as an interest-bearing loan, secured by the 700,000 shares held by the director. Subsequent to the Company repurchasing the shares from the director, the loan was repaid in full.

The Company has made loans to certain employees. The total amount of such loans was $64,468 at December 31, 2003 (December 31, 2002 - $188,672) and is included in accounts receivable. These amounts relate primarily to loans made to certain key employees of the Company to assist them in paying the withholding tax on shares issued to them under the Incentive Share Plan.

15. Subsequent event:

Subsequent to December 31, 2003, a total of 688,446 common shares were issued on the exercise of 533,217 common share purchase warrants and 155,229 stock options. Total proceeds on the exercise of these warrants and options was approximately $1,300,000.

On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of approximately $16.25 million. Each special warrant entitles the holder to acquire one common share for no additional consideration.

Corporate Information

• Directors

Related

Stephen Verhoeff
President & CEO

Michael Brower
President
Fall Creek Consultants Inc.

Hamid Najafi
President
BroadLink Research

Unrelated

Michael Lang(1)(2)(3)
Chairman
StoneBridge Merchant Capital Corp.

Paul Camwell(1)(4)
Vice President & CTO
Extreme Engineering Ltd.

Brian Hamilton(1)(4)
Executive and Financial Consultant

Howard Yenke(2)
Retired Executive

• Senior Officers

Colin Maclellan
Chief Operating Officer

Cameron Olson
Chief Financial Officer & Vice President, Finance

Theresa Lea
Vice President and General Manager, GPS Business Unit

Chris Carver
Vice President, Product Marketing, Wireless Business Unit

Phil Gabriel
Vice President, Sales, Wireless Business Unit

Mark Saks
Vice President, Product Development, GPS Business Unit

Michael Cummiskey
Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit

(1) Audit Committee
(2) Compensation Committee
(3) CSI Wireless Board Chairman
(4) Corporate Governance Committee

• Legal Counsel:
Burnet, Duckworth & Palmer LLP
Calgary, Alberta

• Bankers:
CIBC, Main Branch
Calgary, Alberta

• Auditors:
KPMG LLP
Calgary, Alberta

• Registrar and Transfer Agent:
Computershare Trust Company of Canada
Calgary, Alberta

• Stock Listing:
Toronto Stock Exchange
Ticker Symbol: CSY

• Shareholder Inquiries:
Corbet Pala
E-Vestor Communications Inc.
Toll free: 1•877•657•5276
Tel: 416•657•2400
Fax: 416•657•2300
e-mail: cpala@e-vestorcom.com

• News Media Inquiries:
Jeff Adams
Public Relations Manager
Tel: 403•259•3311 Ext: 254
e-mail: jadams@csi-wireless.com

Annual & Special Meeting

The Annual & Special Meeting will be held on Thursday, May 27, 2004 at 3:00 p.m. in the Westin Hotel, Calgary, Alberta.



CSI Wireless Inc.
4110 - 9th Street SE • Calgary • Alberta • T2G 3C4
Telephone: 403•259•3311 • Fax: 403•259•8866

Satloc LLC
7560 E. Redfield Road, Suite B • Scottsdale • Arizona • 85260
Telephone: 480•348•9919 • Fax: 480•348•6370

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3 Suite 110 • Milpitas • California • 95035
Telephone: 408•434•0685 • Fax: 408•433•9647

csi wireless™

www.csi-wireless.com

Management's Discussion & Analysis

of Financial Condition and Results of Operations

The following discussion and analysis is effective as of March 19, 2004 and should be read together with our audited annual consolidated financial statements and the accompanying notes. Additional information related to CSI Wireless can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the Internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other markets. Through the integration of Wireless and GPS technologies, CSI serves several emerging high-growth markets including precision guidance in agriculture, consumer-based fixed wireless telephones and commercial and consumer telematics.

CSI carries out its operations through two operating units: the Wireless Business Unit and the GPS Business Unit. The Wireless Business Unit develops, manufactures and sells products in two key product lines: fixed wireless telephones and telematics products. The GPS Business Unit develops, manufactures and sells products in four primary product lines: ground agricultural guidance products, aerial agricultural guidance products, marine products and GIS/other products.

Economic and Market Trends

During 2003, CSI's revenues and income were negatively impacted by the strengthening of the Canadian dollar relative to the US dollar. The average foreign exchange rate for 2003 declined by 12% relative to the average rate for 2002. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been if the foreign exchange rate had remained at 2002 levels. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing over 72% of the global wireless capacity. The number of GSM wireless subscribers is over one billion, and the CEO of Nokia recently predicted that there will be 2 billion GSM subscribers by 2008 and 4 billion by 2015. Currently, CSI is developing a new fixed wireless telephone and a new version of its Asset-Link™ product family that will both operate on the GSM networks. The introduction of these products will dramatically expand the addressable market for the Company's products in 2004 and beyond.

Following severe drought conditions in many areas of North America in 2002, agricultural markets improved during 2003. According to the Association of Equipment Manufacturers, farm wheel tractor sales improved by over 20% in 2003, relative to 2002, reflecting improving market conditions. CSI believes that these trends will enhance sales of precision agriculture products in 2004.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes", "plans", "intends", "expects", "anticipates", "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

Revenue by Business Unit


GPS 35%
Wireless 65%

Revenue by Geographic Region


Other 4%
Europe 4%
Canada 7%
USA 85%

Results of Operations
Year ended December 31, 2003 versus Years ended December 31, 2002 and 2001

	Years ended December 31		
	2003	2002	2001
		(audited)	
Revenue	$ 71,046	$ 54,136	$ 40,961
Gross margin	18,761	15,898	13,114
Research & development	7,017	8,049	8,142
Selling	4,101	4,344	4,236
General & administrative	4,294	4,876	5,119
Depreciation & amortization	1,154	1,150	1,256
Amortization of goodwill	-	-	2,128
Operating expenses	16,566	18,419	20,881
Earnings (loss) before the following	2,195	(2,521)	(7,767)
Interest and foreign exchange	886	1,014	1,235
Preferred shares redemption premium	223	322	-
	1,086	(3,857)	(9,002)
Loss from arbitration	1,479	-	-
Restructuring costs	160	-	-
Net income (loss) for the period	$ (553)	$ (3,857)	$ (9,002)
Net income (loss) per share, basic and diluted	$ (0.02)	$ (0.20)	$ (0.39)*

** before goodwill amortization*

	As at December 31		
	2003	2002	2001
		(audited)	
Total assets	$ 41,017	$ 40,737	$ 39,525
Long-term debt	762	5,216	5,236

Revenues

For the year ended December 31, 2003, the Company achieved record revenues of $71 million, representing an increase of 31% from $54.1 million in 2002. The increase was driven primarily by sales of the Company's Motorola-branded fixed wireless telephone as 2003 was the first full year of sales of this product line, which CSI first began shipping in the third quarter of 2002. Offsetting this increase was the strengthening of the Canadian dollar, which had a significant negative impact on revenues. Revenues were approximately $8 million lower than what would have been reported if the foreign exchange rates had remained unchanged from 2002.

Revenues for the Wireless Business Unit increased by 57% to $45.8 million from $29.2 million in 2002. This increase was driven by shipments of the fixed wireless telephone. The Company's GPS Business Unit reported revenue of $25.3 million versus $25.0 million in 2002. Underlying growth in US dollar revenues in the ground guidance and marine markets was largely offset by the strengthening of the Canadian dollar during the year.

Gross Margins

The Company reported gross margins of $18.8 million in the year, an increase of 18% relative to 2002. Gross margins, as a percentage of revenue, were 26.4% in 2003, a decrease from 29.4% in 2002. This was a result of a greater weighting of Wireless Unit product sales in 2003 versus 2002 and due to the impact of foreign currency changes on GPS product margins, which are manufactured in the Company's facility in Canada. Although Wireless product margins were lower than the gross margins realized on GPS products, the Company realized significant improvement in its Wireless product margins during the year, increasing them from 12% in the first quarter to 20% in each of the third and fourth quarters.

Expenses

Expenses declined by 10% during the year to $16.6 million from $18.4 million in 2002, despite an increase in revenues of 31% during the year. Expenses were 23% of revenue in 2003 versus 33% in 2002. This decrease was a result of strong cost management and the impact of foreign currency changes. CSI has offices in Scottsdale, Arizona and Milpitas, California which primarily employ staff involved in research and development, but which also give rise to US dollar-denominated selling expenses and general & administrative expenses.

Research and Development Expenses

The Company has maintained a concentrated focus on new product engineering, investing $7.0 million in research and development in 2003, as compared with $8.0 million during 2002. Research and development spending is carefully focused to maintain and grow the market position of the Company with an orientation towards products and markets for which customers have been identified. During 2003, some of the Company's key research and development projects included: TDMA fixed wireless telephone cost reductions, GSM fixed wireless telephone development, GSM Asset-Link product development, the eDrive auto-steering product, the Vector heading sensor, the AerialACE automated flow control product, and the LiteStar II lightbar and display screen.

Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling and General & Administrative Expenses

Selling expenses of $4.1 million for 2003 declined slightly from $4.3 million in 2002 despite the increase in revenues during the year. The cost reduction was primarily related to foreign currency movements.

General & administrative expenses decreased by 12% from $4.9 million in 2002 to $4.3 million in 2003. This reduction was a result of restructuring and efficiency measures put in place by management during 2003 and the impact of foreign currency movements in the year.

Depreciation and Amortization

Depreciation and amortization was $1.2 million in 2003, unchanged from the prior year.

Effective January 1, 2002 the Company adopted the newly issued accounting standard for goodwill and other intangible assets (CICA HB 3062), which requires that goodwill not be amortized but rather be assessed for impairment annually. At December 31, 2003 the goodwill carrying value was assessed and it was determined that there was no impairment.

Preferred Shares Redemption Premium

The preferred shares redemption premium for 2003 was $223 thousand, a decrease from $322 thousand in 2002. This premium will be payable by CSI to the preferred shareholder at the time of retraction, redemption, repurchase or conversion of the preferred shares, which were issued as contingent consideration relating to the acquisition of the business assets of Satloc, Inc. in 1999. The preferred shares accrue this premium at the rate of 10% per year, compounded annually upon the US dollar value of the shares. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The preferred shares become retractable by the holder in 2004 and CSI anticipates that the shares will be repurchased for cash during the first half of 2004.

Interest and Foreign Exchange

Interest expense of $678 thousand in 2003 was down by $338 thousand from 2002 due primarily to reductions in the long-term debt during the year.

The Company realized a foreign exchange translation loss of $206 thousand during 2003 versus a small gain of $1 thousand in 2002. This translation loss results from the strengthening of the Canadian dollar during the year.

The strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category reported in the Consolidated Statement of Operations and Deficit where a component of the category is denominated in US dollars. The Company estimates that if the 2003 financial results were translated at 2002 foreign exchange rates, revenues would have been $8 million higher than reported, and earnings would have been approximately $1.7 million higher than reported.

Income Taxes

For the year ended December 31, 2003, the Company had tax losses and future tax deductions in each legal entity. In Canada, CSI Wireless Inc. has tax deductions and loss carry-forwards of $6.0 million that can be used to reduce taxable income in future years, as well as investment tax credits in the amount of $1.4 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

The Company's US operating subsidiaries, CSI Wireless LLC and Satloc LLC, file as a combined entity for U.S. federal tax purposes. In this combined filing, the Company has cumulative net operating losses of US$17.8 million, additional tax deductions of US$3.6 million that can be used to reduce taxable income in future years, and US$1.4 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

Loss from Arbitration and Restructuring Costs

During 2003, the Company realized certain costs that are not expected by management to be recurring. In the third quarter of the year, CSI announced that it had been denied an arbitration claim against a previous customer for an alleged breach of a product development and supply agreement. The total amount of the loss related to this item was $1.5 million, consisting of legal fees, arbitration panel costs, expert witness costs and a write-off of inventory. During the year, the Company also announced that it had implemented a restructuring of management in response to the growth that has been achieved by the Company, which gave rise to costs of $160 thousand.

Earnings

Prior to the deduction of the arbitration and restructuring costs, the Company realized earnings of $1.1 million, an improvement of $5.0 million compared to a loss of $3.9 million in 2002. This improvement was a result of increased revenues and margins and a reduction in operating expenses.[1]

CSI realized a net loss for 2003, after deduction of the arbitration and restructuring costs, of $553 thousand or ($0.02) per common share, an improvement of $3.3 million from the loss realized in 2002 of $3.9 million, or ($0.20) per common share.

Summary of Quarterly Results

For the Quarter Ended	Mar 31 2002	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003
Revenue	$13,958	$10,761	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948
Gross margin	5,494	4,733	2,269	3,403	5,140	5,227	4,839	3,555
Expenses								
Research & development	1,912	2,187	2,207	1,743	1,898	1,795	1,592	1,732
Selling	1,007	1,049	1,150	1,138	1,001	1,057	1,003	1,039
General & administrative	1,044	1,364	1,255	1,213	1,180	1,184	980	952
Depreciation & amortization	284	272	294	301	334	235	288	296
	4,247	4,872	4,906	4,395	4,413	4,271	3,863	4,019
Earnings (loss) before the following	1,247	(139)	(2,637)	(992)	727	956	976	(464)
Interest on long-term debt	313	229	163	312	198	171	141	168
Foreign exchange (gain) loss	(116)	210	(84)	(13)	211	(86)	42	52
Premium on preferred shares	-	-	-	322	46	74	51	40
	1,050	(578)	(2,716)	(1,613)	272	797	742	(724)
Loss (recovery) from arbitration	-	-	-	-	168	292	1,154	(135)
Restructuring costs	-	-	-	-	-	-	160	-
Net income (loss) for the period	$ 1,050	$ (578)	$(2,716)	$(1,613)	$ 104	$ 505	$ (572)	$ (589)
Net income (loss) per common share*	$ 0.06	$ (0.03)	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)

* *Calculated using quarterly weighted averages*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The GPS Business Unit products have historically been impacted by seasonal factors with the first quarter being the strongest each year, and the third quarter being the lowest revenue quarter. Management has undertaken initiatives focused on mitigating this seasonal pattern.

2. The Company's fixed wireless telephone was launched during the third quarter of 2002, and began to ship in volume in the fourth quarter of 2002. The fourth quarter of 2002 was a very high-volume period as a result of the ramp-up in purchasing by the end customer. During 2003, the Company announced that inventory issues in the distribution channel would reduce volumes over the last two quarters of 2003. These inventory issues have been resolved, and the Company announced new purchase orders that would result in improving volumes in 2004.

3. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and a change in certain elements of our business relationship, CSI has been able to generate reductions in the cost of manufacturing the fixed wireless telephone. These cost reductions have improved the gross margins the Company earns on the product, but also resulted in reductions in the US dollar sales prices during 2003. While this had a downward impact on revenues, these price reductions will make the telephone more affordable to end users, and it is anticipated this will generate additional product demand for 2004 and beyond.

---

1. The Company recognizes that earnings before one-time charges is not a standard measure under Canadian generally accepted accounting principles, and may not be comparable to similar measures presented by other public companies. Management believes that the measure of earnings before arbitration and restructuring costs is useful disclosure as it is comparable to earnings from prior and future years.

Quarter Ended December 31, 2003 versus Quarter Ended December 31, 2002

Revenues

Revenues in the fourth quarter of 2003 were $9.9 million, a reduction from $20.6 million in the fourth quarter of 2002. This decline was entirely related to fixed wireless telephone revenues. On a comparative basis, the fourth quarter of 2002 was unusually strong due to the initial ramp-up of sales of the Company's Motorola-branded fixed wireless telephone. Conversely in the fourth quarter of 2003, fixed wireless telephone volumes declined due to the draw-down of inventory that had built up in the Mexican distribution channel. As announced by the Company during the first quarter of 2004, distribution channel inventories have been depleted and significant new orders have been received for 2004. Because the fixed wireless telephone market tends to demonstrate inconsistent quarterly purchasing patterns, management believes that year-over-year quarterly comparisons are not indicative of the Company's longer-term trend and the positive direction of CSI's annual growth in revenues and earnings.

Gross Margins

Gross margins in the fourth quarter of 2003 were 35.5% or $3.6 million, an increase compared to margins of 16.5% and $3.4 million in 2002, notwithstanding the decline in revenues. The improvement in gross margins resulted from significant increases in the gross margins earned on the Company's Wireless products, which improved from 11% in the fourth quarter of 2002 to 20% in the fourth quarter of 2003. These changes arose primarily from the transfer of the manufacturing of the fixed wireless telephone from Thailand to Mexico, which took place during the fourth quarter of 2002 and the first quarter of 2003, together with design cost reductions which were put in place during the year. The GPS Business Unit also showed an improvement in margins, increasing to 48% in the fourth quarter of 2003 compared to 45% in the fourth quarter of 2002, primarily related to product mix.

Expenses

Expenses of $4.0 million in the fourth quarter were down 8.5% relative to $4.4 million in the fourth quarter of 2002. These reductions resulted from cost reduction initiatives and from the impact of foreign currency movements during the year. Cost reductions were partially offset by an increase in certain product development costs incurred during the fourth quarter.

Preferred Shares Redemption Premium

The preferred shares redemption premium declined from $322 thousand in the fourth quarter of 2002 to $40 thousand in 2003. A cumulative adjustment to record the premium accrued to that point in time was booked during the fourth quarter of 2002. In 2003, the redemption premium was accrued in each quarter.

Interest Expense

Interest expense declined to $168 thousand in the fourth quarter of 2003 from $312 thousand in the fourth quarter of 2002 due to a reduction in the long-term debt during the year.

Loss from Arbitration

During the fourth quarter of 2003, the Company negotiated reductions in certain of the costs incurred in connection with the arbitration loss as previously described. This resulted in a recovery of $135 thousand during the quarter. This activity has been closed, and management expects no further costs or recoveries related thereto.

Earnings

In the fourth quarter of 2003, the Company incurred a loss of $589 thousand dollars, or ($0.02) per share, an improvement of $1.0 million compared to a loss of $1.6 million and ($0.08) per share in the fourth quarter of 2002. This improvement relates primarily to the improvement in gross margins realized in both the Wireless and GPS Business Units compared to the fourth quarter of 2002.

Liquidity and Capital Resources

Working Capital

CSI has a bank operating line of credit with a maximum limit of $6,000,000, on which $2.6 million was outstanding at the end of December 2003. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. In November 2003, the bank increased the interest rate of this operating line of credit to prime plus 3.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Inventories consisted of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $9.3 million at December 31, 2002 to $8.2 million at the end of December 2003, despite a 31% increase in sales during the year. The Company continues to focus on optimizing its inventory levels.

Long-term debt declined to $762 thousand at December 31, 2003 from $4.1 million at December 31, 2002. The balance of long-term debt was paid out by CSI in March 2004.

Share Capital

At March 19, 2004, there were 27,631,470 common shares outstanding, prior to the exercise of the special warrants issued in March 2004 and described more fully below. There were also 1,511,000 first preferred shares outstanding.

In March 2003, the Company repurchased 700 thousand common shares from a director for cash consideration of $1.2 million. As the paid-up capital of these shares exceeded the proceeds on the purchase, which were based on the fair market value of the shares, the difference of $156 thousand was credited to contributed surplus.

In August 2003, the Company completed a private placement resulting in the issuance of 3.3 million shares for gross proceeds of $5.3 million. In addition to the common shares issued, the Company also issued 3.3 million common share purchase warrants with an exercise price of $2.00 per share that expire in August 2005.

The Company also issued warrants to the Agents on the transaction providing for the purchase of 430 thousand common shares, as described more fully in note 8 of the consolidated financial statements.

In November and December, warrant-holders exercised warrants resulting in proceeds to the Company of $3.1 million.

In March 2004, the Company completed a private placement of 5 million special warrants for gross proceeds of $16.25 million. Each special warrant entitles the holder to acquire one common share for no additional proceeds, and will be exercised following the clearance of a final prospectus, expected in April 2004. The Company has used a portion of these funds to pay out the bank operating line and long-term debt. In addition, it is expected that the preferred shares will be repurchased by CSI in the first half of 2004. The remainder of the proceeds will be used for working capital, resulting in a significant strengthening of the Company's financial condition and liquidity. The repayment of debt will result in a reduction in interest expense in 2004 and a positive cash balance will also result in the generation of interest income.

Cash Flow

Prior to the change in working capital, CSI generated $500 thousand of positive cash flow in 2003, an improvement of $2.8 million compared to 2002, arising from the improvement in profitability during the year. Net proceeds from common shares issued in 2003 were $7.9 million. Of these funds, $6.4 million of cash was used to repay long-term debt, capital lease obligations and to reduce the balance owing on the bank operating line of credit.

Contractual Obligations

Effective December 31, 2003	Payments Due by Period				
	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$ 762	$ 762	$ -	$ -	$ -
Capital lease obligations	545	157	388	-	-
Office & equipment operating leases	6,736	1,299	3,387	1,190	860
Total contractual obligations	$ 8,043	$ 2,218	$ 3,775	$ 1,190	$ 860

(in thousands)

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on management's historical experience and various other assumptions that are believed by management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect the more significant estimates and assumptions used in preparing the consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on an assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, management estimates the future cash-flows of each of its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2003, valuation allowances are provided for the full amount of future tax assets.

5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on an assessment of historical experience. If the Company suffers a decrease in the quality of its products, an increase in the accrual may be required.

Effective January 1, 2004, the Company retroactively adopted new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks
The nature of the Company's business gives rise to certain risks that may impact future financial results. The Company identifies the most significant risks to be:

1. In 2003, CSI incurred a financial loss after deducting the costs associated with the arbitration loss and the restructuring. Although the Company currently expects to have positive earnings in 2004, it is possible that losses will occur in any of the four quarters. If the Company fails to execute on its current contracts, or if current customers significantly reduce their purchases, the 2004 projected earnings could in fact be a loss which could be substantial.

2. For the year ended December 31, 2003, the Company derived 85% (81% in 2002) of its revenue from customers located in the United States. Sales in other countries are also predominately transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, and incurring other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues for the Company, as was the case in 2003. To date the Company has not entered into derivatives contracts to manage its foreign currency exposure. In the future, consideration may be given to entering into such contracts to manage its exposure to foreign currency fluctuations. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

3. General economic and financial market conditions appear to have improved for 2004. However, negative changes in market and business environments, or adverse geopolitical events could have a negative impact on the Company's future performance.

4. In the past, the Company's agricultural product sales have been affected by drought conditions in North America that have negatively impacted the agriculture market, resulting in lower sales of agriculture guidance products. Should drought conditions arise in 2004, the Company could be faced with lower-than-expected revenues in these market areas.

5. Many of CSI's competitors currently have very strong financial, technical, production, and marketing resources. This may enable them to respond more quickly to market demands, and to better implement their technological developments.

6. Future revenues are subject to many factors beyond the Company's control. Examples include the liquidity and business plan execution of customers, general industry conditions, and the rate of acceptance of new technologies in the marketplace.

7. CSI is reliant upon certain key suppliers for raw materials, components, and external manufacturing. No assurances can be given that the Company will not experience delays or other difficulties in obtaining materials critical in the completion of its products.

8. The Company has undergone significant growth in its sales and its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

Management's Responsibility for Financial Reporting

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Calgary, Canada

Cameron Olson
Chief Financial Officer
March 4, 2004

Stephen Verhoeff
President & Chief Executive Officer
March 4, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 4, 2004

20

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Manitoba and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

PRELIMINARY SHORT FORM PROSPECTUS

New Issue **March 23, 2004**

CSI WIRELESS INC.
5,000,000 Common Shares
Issuable on Exercise of 5,000,000 Special Warrants

This short form prospectus qualifies the distribution of 5,000,000 common shares ("Common Shares") of CSI Wireless Inc. ("CSI" or the "Corporation") issuable upon exercise of 5,000,000 special warrants ("Special Warrants") of the Corporation. The Special Warrants were previously issued at a price of $3.25 per Special Warrant pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March 2, 2004 among GMP Securities Ltd., Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited (collectively the "Underwriters") and the Corporation. See "Plan of Distribution". Each Special Warrant entitles the holder thereof to acquire one Common Share at no additional cost at any time until 4:30 p.m. (Calgary time) (the "Expiry Time") on the earlier of: (i) the sixth (6th) Business Day following the day upon which a receipt for a final prospectus relating to the distribution of Common Shares issuable upon the exercise of Special Warrants has been obtained from or on behalf of the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario (the "Filing Jurisdictions"); and (ii) July 3, 2004. Any Special Warrants not exercised prior to the Expiry Time shall be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder. If a receipt for this short form prospectus dated on or before June 1, 2004 is not obtained from or on behalf of the securities commission or other regulatory authority in each of the Filing Jurisdictions, each holder of Special Warrants resident in a Filing Jurisdiction in which such receipt has not been obtained will be entitled to acquire 1.1 Common Shares upon exercise or deemed exercise of each of such holder's Special Warrants (in lieu of the one Common Share that each Special Warrant was previously exchangeable for), subject to adjustment in certain events, without the payment of any additional consideration. The Special Warrants were sold to investors pursuant to prospectus exemptions under applicable securities legislation.

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "CSY". On February 12, 2004, the last trading day prior to the announcement of the offering, the closing price of the Common Shares on the TSX was $3.53 and on March 22, 2004, the closing price of the Common Shares on the TSX was $2.90.

	Price to Public(1)	Underwriters' Fee	Net Proceeds to CSI(2)
Per Special Warrant	$3.25	$0.195	$3.055
Total	$16,250,000	$975,000	$15,275,000

Notes:
(1) The offering price of the Special Warrants was determined by negotiation between CSI and the Underwriters.
(2) Before deducting expenses of the offering estimated to be $250,000, which will be paid from the general funds of CSI.

TABLE OF CONTENTS

	Page
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD LOOKING STATEMENTS	3
CSI WIRELESS INC	3
CSI's Business	3
Corporate Information	3
CAPITALIZATION	4
Description of Share Capital	4
RISK FACTORS	5
PLAN OF DISTRIBUTION	5
USE OF PROCEEDS	6
INTERESTS OF EXPERTS	6
AUDITORS AND TRANSFER AGENT	6
AUDITORS' CONSENT	6
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	7
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION	7
CERTIFICATE OF CSI	C-1
CERTIFICATE OF UNDERWRITERS	C-2

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of CSI, 4110 – 9th Street S.E., Calgary, Alberta T2G 3C4, telephone (403) 259-3311. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of CSI, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the revised initial annual information form of CSI dated January 1, 2004 for the year ended December 31, 2002 (the "AIF");

2. the audited comparative consolidated financial statements of CSI (the "Audited Financial Statements") as at and for the years ended December 31, 2002 and 2001 together with the notes thereto and the auditors' report thereon;

3. management's discussion and analysis ("MD&A") of the financial condition and results of operations of CSI for the year ended December 31, 2002;

4. the unaudited comparative interim financial statements of CSI as at and for the three and nine month periods ended September 30, 2003 and 2002 together with the notes thereto;

5. management's discussion and analysis of the financial condition and results of operations of CSI for the three and nine months ended September 30, 2003;

6. the press release dated March 9, 2004 announcing CSI's audited financial results for the year ended December 31, 2003; and

7. material change report of CSI dated February 20, 2004.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by CSI with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FORWARD LOOKING STATEMENTS

CSI cautions that certain statements in this short form prospectus and the documents incorporated by reference herein are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this short form prospectus and the documents incorporated by reference herein involve a number of risks, uncertainties and assumptions. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified in "Risk Factors" and the MD&A. Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed in "Risk Factors" and the MD&A and to those that may be discussed as part of particular forward-looking statements. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CSI WIRELESS INC.

CSI's Business

CSI and its three wholly-owned subsidiaries, CSI Wireless Corporation, Satloc LLC and CSI Wireless LLC, design, manufacture and market advanced wireless communications devices and precision global positioning system products. See "Business of the Corporation" in the AIF.

Corporate Information

CSI was incorporated as Canadian Systems International Inc. under the laws of the Province of Alberta on July 31, 1990. On October 26, 1992, the Corporation changed its name to Communication Systems International Inc. Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a redesignation of the Corporation's Class A Common Shares to Common Shares, a stock split of the Common Shares on a 12,500 for 1 basis and to delete the "private company" share transfer restrictions. In March 1997, the Corporation completed an initial public offering of 2.4 million Common Shares for gross proceeds of $6 million and its Common Shares began trading on the TSX. On June 21, 2000, by articles of amendment, the Corporation changed its name to CSI Wireless Inc.

The head and registered office of CSI is located at 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4. Each of the Corporation's subsidiaries are incorporated under the laws of the State of Delaware.

CAPITALIZATION

The following table sets forth the consolidated capitalization of CSI as at December 31, 2003, both before and after giving effect to the offering and exercise of the Special Warrants:

Designation	Authorized	As at December 31, 2003 before giving effect to the offering and exercise of the Special Warrants	As at December 31, 2003 after giving effect to the offering and exercise of the Special Warrants
Long Term Debt(1)	-	$761,672	Nil(2)
Operating Line of Credit(3)	$6,000,000	$2,557,939	Nil(4)
Capital Lease Obligations(5)	-	$544,578	$544,578
First Preferred Shares, Series 1(6)	1,550,000	$2,242,154 (1,361,000 Shares)	Nil(7) (Nil Shares)
Common Shares(8)(9)(10)(11)(12)	Unlimited	$49,551,086 (26,916,691 Common Shares)	$64,576,086 (31,916,691 Common Shares)

Notes:

(1) The long term debt consists of two term loans and is held by a Canadian chartered bank, and secured by, among other things, a general security agreement over all present and future personal property of the Corporation. Term loan 1 had a balance outstanding of $159,577 at December 31, 2003 and bears interest of prime plus 1.75%. Term loan 2 had a balance outstanding of $602,095 at December 31, 2003 and bears interest of prime plus 2.5%.

(2) After giving effect to the repayment of the current amount of long term debt outstanding which repayment occurred on March 22, 2004.

(3) The operating line of credit bears interest at the bank's prime rate plus 3.5%.

(4) After giving effect to the repayment of the operating line which took place following the closing of the Special Warrant offering.

(5) The capital lease obligations bear interest at a rate of approximately 4.65%.

(6) An additional 150,000 First Preferred Shares, Series 1, were issued on January 1, 2004.

(7) The Corporation is proposing to acquire all 1,511,000 First Preferred Shares, Series 1 that are outstanding at an aggregate cost of approximately $2,505,000. Following such acquisition, the 1,511,000 First Preferred Shares, Series 1 will be cancelled. See "Use of Proceeds".

(8) As at December 31, 2003, a total of 2,785,209 Common Shares were reserved for issuance pursuant to outstanding stock options under CSI's share option plan at an average exercise price of $1.98 per Common Share.

(9) As at December 31, 2003, 3,305,750 warrants were outstanding and exercisable at $2.00 per warrant.

(10) As at December 31, 2003, 115,056 broker's warrants were outstanding and exercisable at $1.80 per warrant, 214,873 broker's warrants were outstanding and exercisable at $1.60 per warrant, and 214,873 broker's warrants were outstanding and exercisable at $2.00 per warrant.

(11) As at December 31, 2003, 250,000 banker's warrants were outstanding and exercisable at $2.50 per warrant.

(12) As at December 31, 2003, 80,193 purchase warrants were outstanding and exercisable at a price of $1.80 per warrant. These warrants were exercised in February, 2004.

(13) As at December 31, 2003, CSI had a deficit of $22,837,629 and contributed surplus of $156,049.

Description of Share Capital

CSI is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series and an unlimited number of Second Preferred Shares, issuable in series. As at March 1, 2004, an aggregate of 27,605,137 Common Shares and an aggregate of 1,511,000 First Preferred Shares, Series 1, were issued and outstanding and no Second Preferred Shares were outstanding. The First Preferred Shares, Series 1, are further described in Note 9 to the Audited Financial Statements. The holders of Common Shares are entitled to vote at any meeting of CSI's shareholders; to receive any dividends declared on the Common Shares by the board of directors of CSI, subject to the rights of any shares of CSI ranking in priority to the Common Shares; and to receive the remaining property of CSI on dissolution.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. Prospective investors should carefully consider the risk factors set forth under "Business Risks" in the AIF as well as the other information contained in and incorporated by reference in this short form prospectus. Additional risks and uncertainties that CSI may be unaware of or that management of CSI currently determine to be immaterial may also become important factors which affect CSI.

PLAN OF DISTRIBUTION

On March 3, 2004, the Corporation completed a private placement pursuant to prospectus exemptions under applicable securities legislation of an aggregate of 5,000,000 Special Warrants at a price of $3.25 per Special Warrant in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase and offer for sale, on a substituted purchaser basis, the Special Warrants pursuant to a private placement and to purchase, as principal, any Special Warrants offered but not subscribed for. The issue price of $3.25 per Special Warrant was determined by negotiation between CSI and the Underwriters in accordance with the policies of the TSX. In accordance with the Underwriting Agreement, the Corporation paid the Underwriters a fee of $0.195 per Special Warrant for an aggregate fee of $975,000. Since the date of issuance, no Special Warrants have been exercised. The Corporation will receive no additional proceeds and the Underwriters will receive no additional fees in connection with the distribution of Common Shares upon the exercise of the Special Warrants under this short form prospectus.

The Special Warrants were issued pursuant to a special warrant indenture dated as of March 3, 2004 between the Corporation and Computershare Trust Company of Canada (the "Trustee"). Each Special Warrant entitles the holder thereof to acquire one Common Share at no additional cost at any time until the Expiry Time on the earlier of: (i) the sixth (6th) Business Day following the day upon which a receipt for a final prospectus relating to the distribution of Common Shares issuable upon the exercise of Special Warrants has been obtained from or on behalf of the securities commission or similar regulatory authority in each of the Filing Jurisdictions; and (ii) July 3, 2004. Any Special Warrants not exercised prior to the Expiry Time shall be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

If a receipt for this short form prospectus dated on or before June 1, 2004 is not obtained from or on behalf of the securities commission or similar regulatory authority in each of the Filing Jurisdictions, each holder of Special Warrants resident in a Filing Jurisdiction in which such receipt has not been obtained will be entitled to acquire 1.1 Common Shares upon exercise or deemed exercise of each of such holder's Special Warrants (in lieu of the one Common Share that each Special Warrant was previously exchangeable for), subject to adjustment in certain events, without the payment of any additional consideration.

Holders of Special Warrants who wish to exercise the Special Warrants held by them and acquire Common Shares thereunder must complete the exercise forms attached to the Special Warrant certificates and deliver the certificates and the executed exercise forms to the Trustee at its principal offices in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time. Common Shares acquired on the exercise of Special Warrants prior to the issuance of a receipt for this short form prospectus will be subject to applicable hold periods under applicable securities legislation.

This short form prospectus is being filed in each of the Filing Jurisdictions to qualify the distribution of the Common Shares to be issued upon the exercise of Special Warrants.

The TSX has conditionally approved the listing of the Common Shares issuable on exercise of the Special Warrants. The listing is subject to CSI fulfilling the requirements of the TSX on or before March 29, 2004.

CSI has agreed that it will not, without the prior consent of the Underwriters, which consent may not be unreasonably withheld, issue or announce any intention to issue any securities, including Common Shares or any securities convertible into or exchangeable for Common Shares, at any time prior to the date 180 days following March 3, 2004, except in connection with (i) the issuance or exercise of stock options to acquire Common Shares and other similar issuances pursuant to the Corporation's stock option plan and other share compensation arrangements, (ii) outstanding warrants, and (iii) issuances in connection with the acquisition of shares or assets in the ordinary course of business.

The Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement allowed the Underwriters to

offer and resell the Special Warrants to certain qualified institutional buyers and accredited investors in the United States, provided that such offers and sales were made in accordance with Rule 144A under the 1933 Act, and outside Canada and the United States in accordance with applicable securities legislation. Moreover, the Underwriting Agreement provides that the Underwriters would offer and sell the Special Warrants outside the United States only in accordance with Regulation S under the 1933 Act.

USE OF PROCEEDS

The net proceeds received by CSI from the sale of the Special Warrants was approximately $15,275,000 after deducting the fees of $975,000 payable to the Underwriters but prior to the deduction of the estimated expenses of the issue of $250,000. The net proceeds of the offering are intended to be used as follows:

Retire Long Term Debt	$285,000	
Repay Operating Line	$3,013,000	(balance at March 1, 2004)
Purchase of Preferred Shares	$2,505,000	(estimated balance as at March 31, 2004)
General working capital purposes	$9,472,000	
Total:	**$15,275,000**	

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Goodmans LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS AND TRANSFER AGENT

The auditors of CSI are KPMG LLP, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

AUDITORS' CONSENT

The Board of Directors of CSI Wireless Inc.

We have read the short form prospectus dated March •, 2004 relating to the qualification for distribution of 5,000,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2002. Our report is dated March 4, 2003.

Chartered Accountants
Calgary, Canada

March •, 2004

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires Common Shares upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment hereto containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber.

The contractual rights of action described above are in addition to and without derogation from any other right or remedy that the purchaser may have at law.

CERTIFICATE OF CSI

Dated: March 23, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(signed) *Stephen A. Verhoeff*	(signed) *Cameron B. Olson*
Stephen A. Verhoeff President and Chief Executive Officer	Cameron B. Olson Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Michael J. Lang*	(signed) *Brian J. Hamilton*
Michael J. Lang Director	Brian J. Hamilton Director

CERTIFICATE OF UNDERWRITERS

Dated: March 23, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

GMP SECURITIES LTD.

By: (signed) *Lorne Sugarman*
Lorne Sugarman

PARADIGM CAPITAL INC.

By: (signed) *David Roland*
David Roland

PACIFIC INTERNATIONAL SECURITIES INC.

By: (signed) *Jim Defer*
Jim Defer

ACUMEN CAPITAL FINANCE PARTNERS LIMITED

By: (signed) *Alfred Sailer*
Alfred Sailer

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

CSI WIRELESS INC.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Manitoba and Ontario have been issued for a preliminary Short Form Prospectus of the above issuer dated March 23, 2004.

DATED at Calgary, Alberta this March 23, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00623881

AUTORITÉ
DES MARCHÉS
FINANCIERS

(22)

FILE No 22541

TRANSMITTED VIA SEDAR

Montreal, March 25, 2004

CSI Wireless Inc.
C/o: Burnet, Duckworth & Palmer LLP

Attention: Jay P. Reid

RE: Filing of a Revised Initial Annual Information Form ("A.I.F.")

Dear Sirs:

We have received the Revised Annual Information Form of CSI Wireless Inc. dated January 1, 2004, for the year ended December 31, 2002. This document filed with l'Agence nationale d'encadrement du secteur financier is now part of the permanent information record.

Yours truly,

(s) Edvie Élysée

Edvie Élysée

Autorité des marchés financiers (présentement l'Agence nationale d'encadrement du secteur financier)
800, square Victoria, 22e étage, Tour de la Bourse, C. P. 246, Montréal, (Québec) H4Z 1G3
Téléphone : (514) 395-0337 / (877) 525-0337 Télécopieur : (514) 873-3090

23

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue **March 29, 2004**

CSI WIRELESS INC.
5,000,000 Common Shares
Issuable on Exercise of 5,000,000 Special Warrants

This short form prospectus qualifies the distribution of 5,000,000 common shares ("Common Shares") of CSI Wireless Inc. ("CSI" or the "Corporation") issuable upon exercise of 5,000,000 special warrants ("Special Warrants") of the Corporation. The Special Warrants were previously issued at a price of $3.25 per Special Warrant pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March 2, 2004 among GMP Securities Ltd., Paradigm Capital Inc., Pacific International Securities Inc. and Acumen Capital Finance Partners Limited (collectively the "Underwriters") and the Corporation. See "Plan of Distribution". Each Special Warrant entitles the holder thereof to acquire one Common Share at no additional cost at any time until 4:30 p.m. (Calgary time) (the "Expiry Time") on the earlier of: (i) the sixth (6th) Business Day following the day upon which a receipt for a final prospectus relating to the distribution of Common Shares issuable upon the exercise of Special Warrants has been obtained from or on behalf of the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Manitoba and Ontario (the "Filing Jurisdictions"); and (ii) July 3, 2004. Any Special Warrants not exercised prior to the Expiry Time shall be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder. If a receipt for this short form prospectus dated on or before June 1, 2004 is not obtained from or on behalf of the securities commission or other regulatory authority in each of the Filing Jurisdictions, each holder of Special Warrants resident in a Filing Jurisdiction in which such receipt has not been obtained will be entitled to acquire 1.1 Common Shares upon exercise or deemed exercise of each of such holder's Special Warrants (in lieu of the one Common Share that each Special Warrant was previously exchangeable for), subject to adjustment in certain events, without the payment of any additional consideration. The Special Warrants were sold to investors pursuant to prospectus exemptions under applicable securities legislation.

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "CSY". On February 12, 2004, the last trading day prior to the announcement of the offering, the closing price of the Common Shares on the TSX was $3.53 and on March 29, 2004, the closing price of the Common Shares on the TSX was $2.91.

	Price to Public(1)	Underwriters' Fee	Net Proceeds to CSI(2)
Per Special Warrant	$3.25	$0.195	$3.055
Total	$16,250,000	$975,000	$15,275,000

Notes:
(1) The offering price of the Special Warrants was determined by negotiation between CSI and the Underwriters.
(2) Before deducting expenses of the offering estimated to be $250,000, which will be paid from the general funds of CSI.

G:\051434\0068\Final Prospectus\05.doc

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE 2
FORWARD LOOKING STATEMENTS 3
CSI WIRELESS INC 3
CSI's Business 3
Corporate Information 3
CAPITALIZATION 4
Description of Share Capital 4
RISK FACTORS 4
PLAN OF DISTRIBUTION 5
USE OF PROCEEDS 6
corrections to certain numerical figures in the documents incorporated by reference 6
Corrections to the AIF 6
Corrections to the December 31, 2002 MD&A 6
Corrections to MD&A for the three and nine-month period ended September 30, 2003 6
INTERESTS OF EXPERTS 7
AUDITORS AND TRANSFER AGENT 7
AUDITORS' CONSENT 7
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION 8
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION 8
CERTIFICATE OF CSI C-1
CERTIFICATE OF UNDERWRITERS C-2

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of CSI, 4110 – 9th Street S.E., Calgary, Alberta T2G 3C4, telephone (403) 259-3311. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of CSI, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the revised initial annual information form of CSI dated January 1, 2004 for the year ended December 31, 2002 (the "AIF");

2. the audited comparative consolidated financial statements of CSI (the "Audited Financial Statements") as at and for the years ended December 31, 2002 and 2001 together with the notes thereto and the auditors' report thereon;

3. management's discussion and analysis ("MD&A") of the financial condition and results of operations of CSI for the year ended December 31, 2002;

4. the unaudited comparative interim financial statements of CSI as at and for the three and nine month periods ended September 30, 2003 and 2002 together with the notes thereto;

5. management's discussion and analysis of the financial condition and results of operations of CSI for the three and nine months ended September 30, 2003;

6. the press release dated March 9, 2004 announcing CSI's audited financial results for the year ended December 31, 2003; and

7. material change report of CSI dated February 20, 2004 in respect of the offering of Special Warrants.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by CSI with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. CSI has noted some errors in certain numerical figures contained in the documents incorporated by reference. Such errors are not individually or in the aggregate material. CSI has corrected such disclosure in this prospectus. See "Corrections To Certain Numerical Figures In The Documents Incorporated By Reference".

FORWARD LOOKING STATEMENTS

CSI cautions that certain statements in this short form prospectus and the documents incorporated by reference herein are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this short form prospectus and the documents incorporated by reference herein involve a number of risks, uncertainties and assumptions. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified in "Risk Factors" and the MD&A. Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed in "Risk Factors" and the MD&A and to those that may be discussed as part of particular forward-looking statements. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CSI WIRELESS INC.

CSI's Business

CSI and its three wholly-owned subsidiaries, CSI Wireless Corporation, Satloc LLC and CSI Wireless LLC, design, manufacture and market advanced wireless communications devices and precision global positioning system products. See "Business of the Corporation" in the AIF.

Corporate Information

CSI was incorporated as Canadian Systems International Inc. under the laws of the Province of Alberta on July 31, 1990. On October 26, 1992, the Corporation changed its name to Communication Systems International Inc. Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a redesignation of the Corporation's Class A Common Shares to Common Shares, a stock split of the Common Shares on a 12,500 for 1 basis and to delete the "private company" share transfer restrictions. In March 1997, the Corporation completed an initial public offering of 2.4 million Common Shares for gross proceeds of $6 million and its Common Shares began trading on the TSX. On June 21, 2000, by articles of amendment, the Corporation changed its name to CSI Wireless Inc.

The head and registered office of CSI is located at 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4. Each of the Corporation's subsidiaries are incorporated under the laws of the State of Delaware.

CAPITALIZATION

The following table sets forth the consolidated capitalization of CSI as at December 31, 2003, both before and after giving effect to the offering and exercise of the Special Warrants:

Designation	Authorized	As at December 31, 2003 before giving effect to the offering and exercise of the Special Warrants	As at December 31, 2003 after giving effect to the offering and exercise of the Special Warrants
Long Term Debt(1)	-	$761,672	Nil(2)
Operating Line of Credit(3)	$6,000,000	$2,557,939	Nil(4)
Capital Lease Obligations(5)	-	$544,578	$544,578
First Preferred Shares, Series 1(6)	1,550,000	$2,242,154 (1,361,000 Shares)	Nil(7) (Nil Shares)
Common Shares(8)(9)(10)(11)(12)	Unlimited	$49,551,086 (26,916,691 Common Shares)	$64,576,086 (31,916,691 Common Shares)

Notes:

(1) The long term debt consists of two term loans and is held by a Canadian chartered bank, and secured by, among other things, a general security agreement over all present and future personal property of the Corporation. Term loan 1 had a balance outstanding of $159,577 at December 31, 2003 and bears interest of prime plus 1.75%. Term loan 2 had a balance outstanding of $602,095 at December 31, 2003 and bears interest of prime plus 2.5%.

(2) After giving effect to the repayment of the current amount of long term debt outstanding which repayment occurred on March 22, 2004.

(3) The operating line of credit bears interest at the bank's prime rate plus 3.5%.

(4) After giving effect to the repayment of the operating line which took place following the closing of the Special Warrant offering.

(5) The capital lease obligations bear interest at a rate of approximately 4.65%.

(6) An additional 150,000 First Preferred Shares, Series 1, were issued on January 1, 2004.

(7) The Corporation is proposing to acquire all 1,511,000 First Preferred Shares, Series 1 that are outstanding at an aggregate cost of approximately $2,505,000. Following such acquisition, the 1,511,000 First Preferred Shares, Series 1 will be cancelled. See "Use of Proceeds".

(8) As at December 31, 2003, a total of 2,785,209 Common Shares were reserved for issuance pursuant to outstanding stock options under CSI's share option plan at an average exercise price of $1.98 per Common Share.

(9) As at December 31, 2003, 3,305,750 warrants were outstanding and exercisable at $2.00 per warrant.

(10) As at December 31, 2003, 115,056 broker's warrants were outstanding and exercisable at $1.80 per warrant, 214,873 broker's warrants were outstanding and exercisable at $1.60 per warrant, and 214,873 broker's warrants were outstanding and exercisable at $2.00 per warrant.

(11) As at December 31, 2003, 250,000 banker's warrants were outstanding and exercisable at $2.50 per warrant.

(12) As at December 31, 2003, 80,193 purchase warrants were outstanding and exercisable at a price of $1.80 per warrant. These warrants were exercised in February, 2004.

(13) As at December 31, 2003, CSI had a deficit of $22,837,629 and contributed surplus of $156,049.

Description of Share Capital

CSI is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series and an unlimited number of Second Preferred Shares, issuable in series. As at March 1, 2004, an aggregate of 27,605,137 Common Shares and an aggregate of 1,511,000 First Preferred Shares, Series 1, were issued and outstanding and no Second Preferred Shares were outstanding. The First Preferred Shares, Series 1, are further described in Note 9 to the Audited Financial Statements. The holders of Common Shares are entitled to vote at any meeting of CSI's shareholders; to receive any dividends declared on the Common Shares by the board of directors of CSI, subject to the rights of any shares of CSI ranking in priority to the Common Shares; and to receive the remaining property of CSI on dissolution.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. Prospective investors should carefully consider the risk factors set forth under "Business Risks" in the AIF as well as the other information contained in and incorporated by reference in this short form prospectus.

PLAN OF DISTRIBUTION

On March 3, 2004, the Corporation completed a private placement pursuant to prospectus exemptions under applicable securities legislation of an aggregate of 5,000,000 Special Warrants at a price of $3.25 per Special Warrant in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase and offer for sale, on a substituted purchaser basis, the Special Warrants pursuant to a private placement and to purchase, as principal, any Special Warrants offered but not subscribed for. The issue price of $3.25 per Special Warrant was determined by negotiation between CSI and the Underwriters in accordance with the policies of the TSX. In accordance with the Underwriting Agreement, the Corporation paid the Underwriters a fee of $0.195 per Special Warrant for an aggregate fee of $975,000. Since the date of issuance, no Special Warrants have been exercised. The Corporation will receive no additional proceeds and the Underwriters will receive no additional fees in connection with the distribution of Common Shares upon the exercise of the Special Warrants under this short form prospectus.

The Special Warrants were issued pursuant to a special warrant indenture dated as of March 3, 2004 between the Corporation and Computershare Trust Company of Canada (the "Trustee"). Each Special Warrant entitles the holder thereof to acquire one Common Share at no additional cost at any time until the Expiry Time on the earlier of: (i) the sixth (6th) Business Day following the day upon which a receipt for a final prospectus relating to the distribution of Common Shares issuable upon the exercise of Special Warrants has been obtained from or on behalf of the securities commission or similar regulatory authority in each of the Filing Jurisdictions; and (ii) July 3, 2004. Any Special Warrants not exercised prior to the Expiry Time shall be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

If a receipt for this short form prospectus dated on or before June 1, 2004 is not obtained from or on behalf of the securities commission or similar regulatory authority in each of the Filing Jurisdictions, each holder of Special Warrants resident in a Filing Jurisdiction in which such receipt has not been obtained will be entitled to acquire 1.1 Common Shares upon exercise or deemed exercise of each of such holder's Special Warrants (in lieu of the one Common Share that each Special Warrant was previously exchangeable for), subject to adjustment in certain events, without the payment of any additional consideration.

Holders of Special Warrants who wish to exercise the Special Warrants held by them and acquire Common Shares thereunder must complete the exercise forms attached to the Special Warrant certificates and deliver the certificates and the executed exercise forms to the Trustee at its principal offices in Calgary, Alberta or Toronto, Ontario prior to the Expiry Time. Common Shares acquired on the exercise of Special Warrants prior to the issuance of a receipt for this short form prospectus will be subject to applicable hold periods under applicable securities legislation.

This short form prospectus is being filed in each of the Filing Jurisdictions to qualify the distribution of the Common Shares to be issued upon the exercise of Special Warrants.

The TSX has conditionally approved the listing of the Common Shares issuable on exercise of the Special Warrants.

CSI has agreed that it will not, without the prior consent of the Underwriters, which consent may not be unreasonably withheld, issue or announce any intention to issue any securities, including Common Shares or any securities convertible into or exchangeable for Common Shares, at any time prior to the date 180 days following March 3, 2004, except in connection with (i) the issuance or exercise of stock options to acquire Common Shares and other similar issuances pursuant to the Corporation's stock option plan and other share compensation arrangements, (ii) outstanding warrants, and (iii) issuances in connection with the acquisition of shares or assets in the ordinary course of business.

The Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement allowed the Underwriters to offer and resell the Special Warrants to certain qualified institutional buyers and accredited investors in the United States, provided that such offers and sales were made in accordance with Rule 144A under the 1933 Act, and outside Canada and the United States in accordance with applicable securities legislation. Moreover, the Underwriting Agreement provides that the Underwriters would offer and sell the Special Warrants outside the United States only in accordance with Regulation S under the 1933 Act.

USE OF PROCEEDS

The net proceeds received by CSI from the sale of the Special Warrants was approximately $15,275,000 after deducting the fees of $975,000 payable to the Underwriters but prior to the deduction of the estimated expenses of the issue of $250,000. The net proceeds of the offering are intended to be used as follows:

Retire Long Term Debt	$285,000	
Repay Operating Line	$3,013,000	(balance at March 1, 2004)
Purchase of Preferred Shares	$2,505,000	(estimated balance as at March 31, 2004)
General working capital purposes	$9,472,000	
Total:	**$15,275,000**	

CORRECTIONS TO CERTAIN NUMERICAL FIGURES IN THE DOCUMENTS INCORPORATED BY REFERENCE

Corrections to the AIF

1. The first sentence of the last paragraph prior to the "Recent Developments" section on page 7 of the AIF references "On November 1, 2002, the Corporation completed a private placement of 1,643,655 common shares and common share purchase warrants". This sentence should be replaced with the following: "On November 21, 2002, the Corporation completed a private placement of 3,287,309 common shares and 1,643,655 share purchase warrants". In addition, the final sentence of such paragraph is deleted and replaced with "The warrants entitled the holders to acquire an aggregate of 1,643,655 common shares at a price of $1.80 per share. 1,563,462 warrants were exercised on December 18, 2003 and the balance of 80,193 warrants were exercised in January and February, 2004".

2. The last paragraph under the heading "Recent Developments" on page 8 of the AIF should be revised to add "in November and December of 2003" after "CSI Wireless announced that" and before "a total of" and to delete the reference to "1,862,262 common share purchase warrants" and replace it with "1,782,000 common share purchase warrants".

3. The "Shareholders Equity" entry of "21,382" for 2002 under the "Selected Annual Information" at page 30 of the AIF should be deleted and replaced with "19,527" and an additional line item titled "Preferred Shares" should be placed immediately above "Shareholders Equity" with an entry of "1,855" for the year ended December 31, 2002 and "nil" for each of the years ended December 31, 2001 and 2000. In addition, a note should be added to such table to indicate that figures other than share, option, warrant and per share amounts on such table are in thousands of dollars.

4. The reference on page 31 of the AIF in the table titled "Selected Quarterly Information (3 Months Ended)" to the "EPS - Basic before good will and amortization" for June 30, 2001 being "(0.09)", should be deleted and replaced with "(0.07)".

Corrections to the December 31, 2002 MD&A

Under the heading "EBITDA and Net Loss" set forth at page 18 of the Corporation's Annual Report, the first sentence of such paragraph references an EBITDA loss of ($0.17) per share for 2002 and ($0.32) per share in 2001. These EBITDA loss numbers should be revised to read ($0.07) and ($0.26), respectively.

Corrections to MD&A for the three and nine-month period ended September 30, 2003

Under the heading "Selling, General & Administrative" in the MD&A for the three and nine-month period ended September 30, 2003, the second sentence under such heading references "For the nine-month period ending September 30, 2003, SG&A expenses were $4.7 million compared with $5.4 million for the period ended September 30, 2002". The sentence should be deleted and replaced with "For the nine-month period ending September 30, 2003, SG&A expenses were $6.4 million compared with $6.9 million for the period ended September 30, 2002."

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Goodmans LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS AND TRANSFER AGENT

The auditors of CSI are KPMG LLP, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

AUDITORS' CONSENT

The Board of Directors of CSI Wireless Inc.

We have read the short form prospectus dated March 29, 2004 relating to the qualification for distribution of 5,000,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2002. Our report is dated March 4, 2003.

"KPMG LLP"

Chartered Accountants
Calgary, Canada

March 29, 2004

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires Common Shares upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment hereto containing a misrepresentation, the holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled, in connection with such rescission, to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber.

The contractual rights of action described above are in addition to and without derogation from any other right or remedy that the purchaser may have at law.

CERTIFICATE OF CSI

Dated: March 29, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(signed) *Stephen A. Verhoeff*
Stephen A. Verhoeff
President and Chief Executive Officer

(signed) *Cameron B. Olson*
Cameron B. Olson
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *Michael J. Lang*
Michael J. Lang
Director

(signed) *Brian J. Hamilton*
Brian J. Hamilton
Director

CERTIFICATE OF UNDERWRITERS

Dated: March 29, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

GMP SECURITIES LTD.

By: (signed) *Lorne Sugarman*
Lorne Sugarman

PARADIGM CAPITAL INC.

By: (signed) *John Warwick*
John Warwick

PACIFIC INTERNATIONAL
SECURITIES INC.

By: (signed) *Jim Defer*
Jim Defer

ACUMEN CAPITAL FINANCE
PARTNERS LIMITED

By: (signed) *Alfred Sailer*
Alfred Sailer

(24)

KPMG

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

CSI Wireless Inc. (the "Company")

We refer to the short form prospectus of the above Company dated March 29, 2004 relating to the qualification for distribution of 5,000,000 common shares of the Company.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 4, 2003 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2002 and 2001;

Consolidated statements of operations and deficit and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 29, 2004

(125)

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

CSI WIRELESS INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Manitoba and Ontario have been issued for a Short Form Prospectus of the above issuer dated March 29, 2004.

DATED at Calgary, Alberta this March 30, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00623881

26

CSI WIRELESS INC.

NOTICE OF
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special and Annual General Meeting (the "Meeting") of the shareholders of CSI Wireless Inc. (the "Corporation" or "CSI") will be held at the Eau Claire Room, Westin Hotel, 4th Avenue and 3rd Street S.W., Calgary, Alberta on Thursday, May 27, 2004 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2003;

2. To fix the number of Directors to be elected at the Meeting at seven (7);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass an ordinary resolution approving certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular;

6. To consider and, if thought advisable, to pass an ordinary resolution approving the future issuance of Common Shares of the Corporation by way of private placement in excess of 25% of the outstanding Common Shares of the Corporation, all as more particularly described in the Information Circular; and

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on April 12, 2004 (the "Record Date") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 12th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)"Stephen A. Verhoeff"

Chief Executive Officer

27

CSI WIRELESS INC.

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

and

MANAGEMENT PROXY CIRCULAR

WITH RESPECT TO THE

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 27, 2004

CSI WIRELESS INC.

NOTICE OF
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special and Annual General Meeting (the "Meeting") of the shareholders of CSI Wireless Inc. (the "Corporation" or "CSI") will be held at the Eau Claire Room, Westin Hotel, 4th Avenue and 3rd Street S.W., Calgary, Alberta on Thursday, May 27, 2004 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2003;

2. To fix the number of Directors to be elected at the Meeting at seven (7);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass an ordinary resolution approving certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular;

6. To consider and, if thought advisable, to pass an ordinary resolution approving the future issuance of Common Shares of the Corporation by way of private placement in excess of 25% of the outstanding Common Shares of the Corporation, all as more particularly described in the Information Circular; and

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on April 12, 2004 (the "Record Date") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 12th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)"Stephen A. Verhoeff"

Chief Executive Officer

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS 1

PART I - INTRODUCTION 2

PART II - GENERAL PROXY INFORMATION 2
- Solicitation of Proxies 2
- Appointment of Proxies 2
- Revocability of Proxy 3
- Persons Making the Solicitation 3
- Exercise of Discretion 3
- Advice to Beneficial Holders of Securities 4

PART III - MATTERS TO BE ACTED UPON AT THE MEETING 4
- Election of Directors 4
- Appointment of Auditors 6
- Ratification and Approval of Amendments to the Employee Share Option Plan 6
- Advance Shareholder Approval for Private Placements 7

PART IV - INFORMATION CONCERNING THE CORPORATION 8

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF 8

EXECUTIVE COMPENSATION 9
- Cash and Other Compensation 9
- Option Grants 10
- Option Exercises 11
- Compensation Committee 11
- Report of Compensation Committee 11
- Executive Employment Contracts and Termination of Employment 13
- Share Option Plans 13
- Incentive Share Administration Plan 15
- Compensation of Directors 15

INDEBTEDNESS OF DIRECTORS AND OFFICERS 16

CORPORATE GOVERNANCE 16

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING 22

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS 22

OTHER MATTERS 22

APPROVAL AND CERTIFICATION 23

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

"**Board**" or "**Board of Directors**" means the board of directors of CSI as presently constituted;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open for the transaction of banking business;

"**Common Shares**" means the common shares of CSI, as presently constituted;

"**Corporation**" or "**CSI**" means CSI Wireless Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

"**Director**" means a director of the Corporation;

"**Guidelines**" means the guidelines adopted by the TSX relating to corporate governance matters;

"**Information Circular**" means this management proxy circular in respect of the Meeting;

"**Meeting**" means the special and annual general meeting of the shareholders of CSI to be held on May 27, 2004;

"**Plan**" means the share option plan of the Corporation, as amended;

"**Record Date**" means the record date for the Meeting, being April 12, 2004; and

"**TSX**" means the Toronto Stock Exchange.

CSI WIRELESS INC.

INFORMATION CIRCULAR - PROXY STATEMENT

Special and Annual General Meeting of Shareholders to be held on May 27, 2004

PART I - INTRODUCTION

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of CSI Wireless Inc. (the "Corporation" or "CSI") for use at the Special and Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held at the Eau Claire Room, Westin Hotel, 4th Avenue and 3rd Street S.W., Calgary, Alberta on Thursday, May 27, 2004 at 3:00 p.m. in the afternoon (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice of Special and Annual General Meeting of Shareholders.

Unless otherwise stated, the information contained in this Information Circular is given as at April 12, 2004.

No person has been authorized by CSI to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by CSI.

PART II - GENERAL PROXY INFORMATION

Solicitation of Proxies

The Board of Directors has fixed the record date for the Meeting at the close of business on April 12, 2004 (the "Record Date"). Only holders of Common Shares of record as at that date are entitled to notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

At the close of business on April 12, 2004, there were 32,635,845 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

Appointment of Proxies

Instruments of proxy must be mailed so as to reach or be deposited with the Corporation, % Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

Instruments of proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the enclosed Instrument of Proxy are officers and directors of the Corporation. Each shareholder has the right to appoint a person or persons, who need not be shareholders of the Corporation, other than the persons designated in the Form of Proxy furnished by the Corporation, to attend and act on such shareholder's behalf at the Meeting. To exercise such right, the names of management's nominees may be crossed out and the name(s) of the shareholder's nominee(s) legibly printed in the blank space provided, or another appropriate instrument of proxy may be submitted.

Revocability of Proxy

An instrument of proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4, at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, the Notice of Special and Annual General Meeting of Shareholders and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor.

Exercise of Discretion

The shares represented by the Instrument of Proxy furnished by the Corporation, where the shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. In the absence of such specification, such shares will be voted in favour of the matters described in the Notice of Special and Annual General Meeting of Shareholders. **The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of the printing of this Information Circular - Proxy Statement, the management of the Corporation knows of no such amendment, variation or other matter.**

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of CSI, as a substantial number of the public shareholders of CSI do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of CSI as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of CSI. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of CSI do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

PART III - MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of seven (7) directors, the term of office of each of whom will expire at the Meeting unless directors are not elected at the Meeting (in which case the incumbent directors continue in office until their successors are elected).

The Articles of the Corporation specify that the Board of Directors shall consist of a minimum of three and a maximum of eleven directors. At the Meeting, shareholders will be asked to fix, at seven (7) members, the number of directors to be elected at the Meeting and to elect seven (7) directors to hold office until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7) members and in favour of the election as directors of the seven (7) nominees hereinafter set forth:

Stephen A. Verhoeff	Michael J. Lang
Brian J. Hamilton	Howard W. Yenke
Hamid Najafi	Paul L. Camwell
Michael W. Brower	

The names and municipalities of residence of the persons nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Stephen A. Verhoeff Calgary, Alberta President, Chief Executive Officer and a Director	President and Chief Executive Officer of the Corporation	1990	633,504(1)
Brian J. Hamilton(2) (4) Calgary, Alberta Director	Executive and Financial Consultant	1996	0(6)
Hamid Najafi Los Altos Hills, California Director	Independent Consultant and President, BroadLink Research Inc. (a private consulting company)	2000	957,100(7)
Michael W. Brower Felton, California Director	President, Fall Creek Consultants Inc. (a private consulting company)	2000	200,110(8)
Michael J. Lang(2) (3) Calgary, Alberta Non-Executive Chairman and Director	Chairman, StoneBridge Merchant Capital Corp. (a private investment company)	1996	538,855(5)
Howard W. Yenke(3) Onset, Massachusetts Director	Retired Executive	1996	40,000(9)
Paul L. Camwell(2)(4) Calgary, Alberta Director	Chief Technology Officer of Extreme Engineering Ltd. (a private engineering firm)	1998	24,562(10)

Notes:

(1) An additional 122,300 Common Shares are owned by the Verhoeff Family Trust, of which Mr. Verhoeff is the trustee and a beneficiary. Excludes options to purchase an aggregate of 340,000 common shares at prices ranging from $1.67 to $2.40 per common share.

(2) Members of the Corporation's Audit Committee.

(3) Members of the Corporation's Compensation Committee.

(4) Members of the Corporation's Corporate Governance Committee.

(5) An additional 13,800 Common Shares and 84,000 Common Share purchase warrants are owned by Susanne Lang, Mr. Lang's sister-in-law, of which Mr. Lang has trading authority on the account. The warrants expire on August 8, 2005 and have an exercise price of $2.00. The amount excludes options to purchase an aggregate of 163,000 Common Shares at prices ranging from $1.67 to $2.40 per common share.

(6) Excludes options to purchase an aggregate of 100,000 Common Shares at the price of $1.67 per Common Share.

(7) Excludes options to purchase an aggregate of 100,000 Common Shares at the price of $3.08 per Common Share.

(8) Excludes options to purchase an aggregate of 39,969 Common Shares at the price of $1.66 per Common Share.
(9) Excludes options to purchase an aggregate of 40,000 Common Shares at prices ranging from $1.67 to $2.40 per Common Share.
(10) Excludes options to purchase an aggregate of 40,000 Common Shares at prices ranging from $1.67 to $2.40 per Common Share.
(11) The Corporation has an Executive Committee consisting of Stephen Verhoeff, Cameron Olson, Colin Maclellan and Theresa Lea.

The information as to principal occupation and as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information provided by the nominees as of April 12, 2004. Each of the above nominees is a director of the Corporation elected at the last annual general meeting of shareholders of CSI.

Appointment of Auditors

The persons named in the Instrument of Proxy furnished by the Corporation intend, unless otherwise directed, to vote in favour of an ordinary resolution to reappoint the firm of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the Board to fix their remuneration. KPMG, LLP, Chartered Accountants, were originally appointed as auditors of the Corporation on January 1, 1996.

Ratification and Approval of Amendments to the Employee Share Option Plan

As at the date hereof, the Plan, as previously adopted by the Board and approved by the shareholders of the Corporation, provides that the aggregate number of Common Shares issuable under the Plan not exceed 3,165,000 Common Shares, which represented approximately 15% of outstanding common shares at the time such limit was approved. The approval of shareholders is required to be obtained if the number of the Common Shares which can be issued under the Plan is increased.

As at the date hereof, options to purchase 2,419,223 Commons Shares are presently outstanding under the Plan, representing approximately 7.4% of the Common Shares outstanding. The Corporation has established an internal policy that the number of Common Shares issuable under the Plan will be no more than 15% of the outstanding number of Common Shares. This policy was established at the percentage level that management and the Board of Directors considered necessary in order to offer compensation programs to existing and new employees that are competitive with a number of Canadian public companies competing in markets similar to that of the Corporation. In order to assess the appropriate percentage level, the percentage of outstanding options for certain Canadian public companies was reviewed, and were found to have outstanding options ranging between 10.9% and 15.6% of their outstanding common shares.

The Board is proposing to increase the maximum number of Common Shares which may, from time to time, be issued under the Plan from 3,165,000 to 5,600,000 Common Shares, subject to regulatory and shareholder approval. After giving account to stock options previously exercised under the Plan, this amendment will permit the granting of options to purchase a total of 4,873,539 Common Shares, representing 14.9% of outstanding Common Shares as at April 12, 2004. In light of the increase in the outstanding share capital of the Corporation due to various financing initiatives, and the actual and anticipated future growth of the Corporation, the Board has determined that the increase is necessary in order to ensure that a sufficient number of stock options are available under the Plan to provide the Corporation with the ability to attract, retain and reward officers, directors and employees of the Corporation, and its subsidiaries, through the use of a competitive share compensation program.

In accordance with the policies of the TSX, the proposed amendment to the Plan must be approved by a majority of votes cast at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, to approve an ordinary resolution, substantially in the following form:

BE IT RESOLVED THAT:

1. the share option plan (the "Plan") of the Corporation be amended by increasing the maximum number of Commons Shares issuable thereunder to an aggregate of 5,600,000 Common Shares;

2. any director or officer of the Corporation be and is authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the proposed amendment to the Plan is conditional upon receipt of final approval from the Toronto Stock Exchange and the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

Advance Shareholder Approval for Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. While the Corporation has no specific plans at this time, it may undertake one or more financings over the next year that may be structured as private placements. Under the rules of The Toronto Stock Exchange (the "TSX"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless shareholder approval has been obtained for such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

The TSX will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule provided such private placements are completed within 12 months of the date such advance shareholder approval is given. Accordingly, the Corporation wishes to present to shareholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSX 25% Rule.

The Corporation's issued and outstanding share capital is 32,635,845 Common Shares as at April 12, 2004. Accordingly, the Corporation proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing May 27, 2004 would not exceed 16,000,000 Common Shares in the aggregate, or approximately 49.0% of the Corporation's issued and outstanding Common Shares.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arms' length to the Corporation;

2. it cannot materially affect the control of the Corporation;

3. it must be completed within a 12 month period following the date the shareholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX, which currently require that the issued price per Common Shares must not be lower than the closing market price of the Common Shares on the TSX on the trading date prior to the date notice of the Private Placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.00 and above	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

At the Meeting, shareholders will be asked to consider the following ordinary resolution (the "Private Placement Resolution"):

"BE IT RESOLVED THAT the issuance by the Corporation in one or more private placements during the 12 month period commencing May 27, 2004 of up to 16,000,000 Common Shares, as more particularly described in and subject to the restrictions described in the Corporation's Information Circular - Proxy Statement dated April 12, 2004, be and is hereby approved."

In order to approve the ordinary resolution, a majority of the votes cast, in person or by proxy, at the Meeting on the Private Placement Resolution must be voted in favour thereof. In the event that the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of the number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms and thus affect the ability of the Corporation to capitalize on opportunities that may arise.

PART IV - INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares, both of which are issuable in series. As at April 12, 2004, there were 32,635,845 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

The holders of Common Shares are entitled to receive notice of all shareholders meetings (other than meetings of a class or series of shares of the Corporation other than the Common Shares) and to one (1) vote thereat for each share held. The holders of the Common Shares are entitled to receive such dividends as are declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of the Corporation ranking in priority to the Common Shares, and in respect of return of capital, the holders of Common Shares are entitled to share pro rata together with the holders of any other classes of shares ranking equally with the Common Shares in such assets of the Corporation as are available for distribution.

The Corporation has authorized the first series of First Preferred Shares, being the Series 1 First Preferred Shares, of which 1,550,000 have been authorized for issuance. As of the date hereof, an aggregate of 1,511,000 Series 1 First Preferred Shares are issued and outstanding.

To the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation as at the date hereof.

EXECUTIVE COMPENSATION

Cash and Other Compensation

The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer and each of the Corporation's four most highly compensated executive officers during the financial years ended December 31, 2003, December 31, 2002 and December 31, 2001 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Stephen A. Verhoeff President and Chief Executive Officer	2003 2002 2001	193,500 183,647 156,772	30,000 55,000[4] 35,000	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	9,000[7] 9,000[7] 9,000[7]
Brian J. Hamilton Former Executive Vice-President and Chief Financial Officer[1]	2003 2002 2001	110,666 136,668 116,667	25,000 45,000[5] 25,000	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	225,121[8] 140,089[8] 12,996[8]
Colin Maclellan Chief Operating Officer	2003 2002	186,724 64,817	22,000 Nil	Nil Nil	50,000 175,000	Nil Nil	Nil Nil	64,939[9] 136,590[9]
Mark Penman Vice President Sales & Marketing, GPS[2]	2003	107,051US	Nil	5,000US[6]	75,000	Nil	Nil	35,090US[10]
Cameron B. Olson Chief Financial Officer and Vice-President Finance[3]	2003 2002 2001	136,636 117,227 112,733	15,000 9,000 10,000	Nil Nil Nil	90,000 8,000 20,000	Nil Nil Nil	Nil Nil Nil	34,241[11] 39,767[11] 9,000[11]

Notes:
(1) Mr. Hamilton resigned from CSI effective October 15, 2003.
(2) Mr. Penman's employment with the Corporation was terminated effective November 10, 2003.
(3) Mr. Olson assumed the role of Chief Financial Officer and Vice-President Finance effective October 15, 2003. Prior to this, Mr. Olson was Vice-President Finance, Wireless.
(4) Represents bonus earned in 2002, of which $27,500 was paid in 2002 and $27,500 was paid in 2003.
(5) Represents bonus earned in 2002, of which $22,500 was paid in 2002 and $22,500 was paid in 2003.
(6) Represents commissions paid during 2003.
(7) Mr. Verhoeff receives a car allowance of $750 per month.
(8) For 2003, Mr. Hamilton received severance of $160,000, a car and computer allowance of $10,288 ($12,996 in 2001 and 2002), and shares under the Incentive Share Administration Plan of $54,833 ($127,093 in 2002). $80,000 of the severance payment was paid in 2003 and $80,000 was paid in 2004.
(9) For 2003, Mr. Maclellan received a car allowance of $9,000 ($3,375 in 2002) and shares under the Incentive Share Administration Plan of $55,939 ($97,215 in 2002). In 2002, Mr. Maclellan also received $36,000 of consulting fees prior to becoming an employee of the Corporation.
(10) This amount includes severance paid of $31,250US and a payout of accumulated vacation owing of $3,840US.
(11) For 2003, Mr. Olson received a car allowance of $9,000 ($9,000 in 2001 and 2002) and shares under the Incentive Share Administration Plan of $25,241 ($30,767 in 2002).
(12) During 2003, there were ten executive officers of the Corporation. In respect of the financial year ended December 31, 2003, the ten executive officers received, in the aggregate, cash remuneration of $1,982,152.

Option Grants

The Corporation has from time to time, issued options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation and its subsidiaries. Pursuant to the Corporation's share option plan the aggregate number of Common Shares that may be issued pursuant to the exercise of options shall not exceed 3,165,000. The exercise price of such options cannot be less than the market price of the Common Shares on the stock exchange on which such shares are then traded.

The following table details the grants of options to purchase Common Shares of the Corporation to the Named Executive Officers during the financial year ended December 31, 2003.

Name	Options Granted in 2003	% of Total Options Granted to Employees[1]	Exercise Price ($/share)	Market Value of Common Share on the Date of Grant[2] ($/share)	Expiry Date
Stephen A. Verhoeff	200,000	15.6%	1.67	1.67	August 28, 2008
Brian J. Hamilton	100,000	7.8%	1.67	1.67	August 28, 2008
Colin Maclellan	50,000	3.9%	1.67	1.67	August 28, 2008
Mark Penman	75,000	5.9%	1.25	1.25	December 7, 2007[3]
Cameron Olson	50,000 40,000	3.9% 3.1%	1.67 1.58	1.67 1.58	August 28, 2008 October 15, 2008

Notes:
(1) During the financial year ended December 31, 2003 a total of 1,275,000 options to purchase Common Shares were granted under the Plan.
(2) Based on the closing price of the Common Shares on the TSX on the date of grant.
(3) Mr. Penman's employment was terminated effective November 10, 2003. Mr. Penman exercised 22,917 stock options in January 2004 and the remainder were cancelled effective February 8, 2004.

Option Exercises

The following table sets forth information with respect to options exercised by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2003.

Name	Options Exercised (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-money Options at Financial Year End Exercisable/ Unexercisable[4] ($)
Stephen A. Verhoeff	Nil	N/A	173,333/166,667	9,000/45,000
Brian J. Hamilton	Nil	N/A	156,667/83,333[2]	4,500/22,500
Colin Maclellan	Nil	N/A	107,639/117,361	1,500/12,000
Mark Penman	Nil	N/A	22,917/52,083[3]	15,813/35,937
Cameron Olson	Nil	N/A	35,778/82,222	15,420/25,600

Notes:

(1) Based upon market value of the Common Shares at exercise, less the exercise price.

(2) Effective January 13, 2004, Mr. Hamilton had 140,000 options cancelled.

(3) Mr. Penman exercised 22,917 options in January 2004. The remaining 52,083 options expired effective February 8, 2004.

(4) Based upon a closing price on the TSX of $1.94 per Common Share on December 31, 2003, less the exercise price.

Compensation Committee

To ensure compliance with regulations announced in October 1993 under the Securities Act (Ontario) amending the standards of disclosure with respect to executive compensation, the directors of the Corporation established a compensation committee (the "Committee") in May, 1996. The Committee is currently comprised of Michael J. Lang and Howard W. Yenke. Neither of these directors are officers of the Corporation and all are "unrelated" for the purposes of the TSX Report, as described under "Corporate Governance".

The Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

Report of Compensation Committee

TO: The Shareholders of CSI Wireless Inc.

Executive Compensation Strategy

The Corporation's executive compensation program is comprised of three components: salary, bonus plan and stock based compensation. The objectives of the program are to attract and retain high quality employees, and to motivate performance by tying total compensation to improvement in the Corporation's long-term financial success, measured in terms of share value.

Base Salaries

Salaries of the executive officers are reviewed annually based on individual performance, responsibility and experience. The Corporation participates in industry salary surveys, if necessary, to ensure that salaries offered to executives are competitive among industry peer companies of similar size.

Incentive Compensation Plan

The Corporation has established an incentive compensation plan for its executive officers based upon the financial performance of the Corporation for the applicable financial year and the performance of the executive officers. The structure and performance targets of the incentive compensation plan are reviewed annually, and are approved by the Compensation Committee of the Corporation. Bonuses are also paid out to certain executive officers upon the completion of certain significant events as approved by the Compensation Committee of the Corporation. Remuneration from the incentive compensation plan in the aggregate of $99,500 was earned by the executive officers during the financial year ended December 31, 2003 and paid in 2003. Bonuses in the aggregate of $50,000 were paid in 2003, but earned in 2002.

Stock-Based Compensation

Stock options under the Corporation's share option plan are granted to executive officers based upon their performance, the performance of the Corporation and the competitive practices of comparable companies. The awarding of stock options serves to motivate the executive officers to focus on the long term interests of the Corporation, which is consistent with the interests of the Corporation's shareholders. Stock options are granted at the market price in effect on the date of grant and the ultimate realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares after the date of the grant.

In prior years, certain executive officers were awarded grants of Common Shares under the Incentive Share Administration Plan. This plan was established in connection with the acquisition of Wireless Link Corporation in June 2000 with a view to ensuring management and employees' continued involvement with the operations and affairs of the Corporation. The final issuance of shares under this program took place in June 2003, whereupon the plan was terminated.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. Through the plans described above, a significant portion of the Corporation's executive compensation is based on individual and corporate performance and industry-competitive pay practices. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the industry in which the Corporation operates and consistent with the performance of the Corporation.

Presented by the Compensation Committee:

Michael J. Lang
Howard W. Yenke

Performance Graph

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on December 31, 1999) on the Common Shares of the Corporation during the period ended December 31, 2003, with the cumulative total return of the TSX 300 Composite Index for the same period.

Cumulative Total Return on $100 Investment
(December 31, 1999 - December 31, 2003)


300
250
200
150
100
50
0
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Common Shares of CSI
S&P/TSX Composite Index

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Common Shares of CSI	100	251	131	96	149
S&P/TSX Composite Index	100	106	91	79	98

Executive Employment Contracts and Termination of Employment

The Corporation has entered into employment agreements with each of the Named Executive Officers. They provide, *inter alia,* that if employment is terminated for any reason, other than for cause, or if there should be a change of control of the Corporation, the Named Executive Officers shall be entitled to termination payments ranging from $1,000 to $2,000 per month of service up to a maximum of one year's salary. The employment agreements with Mr. Hamilton and Mr. Penman were terminated upon the conclusion of their employment with the Corporation.

Share Option Plans

The Corporation's share option plan permits the granting of options to purchase Common Shares to officers, directors and employees of, and key consultants to, the Corporation. Currently, a maximum of 3,165,000 Common Shares may be reserved for issuance pursuant to the Plan. Since its adoption in April, 1996, approximately 726,461 options have been exercised under the Plan, leaving options to purchase approximately 2,438,539 Common Shares or approximately 7.4% of the currently issued and outstanding number of Common Shares available for issuance under the Plan. As at April 12, 2004, there were options

to purchase 2,419,223 Common Shares (or approximately 7.4% of the Common Shares outstanding as at such date) outstanding under the Plan.

The Plan also provides, among other things, that:

1. any options granted pursuant to the Plan shall expire not later than ten years after the date of grant;

2. any options granted pursuant to the Plan shall be non-assignable;

3. the exercise price of any options granted pursuant to the Plan shall not be lower than the market price of the Common Shares on the date of the grant, where the "market price" is defined as the closing trading price of the Common Shares on the TSX (as reported by such exchange) on the day immediately prior to the date of the grant;

4. the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

5. the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to any one insider and such insider's associates shall not exceed 5% of the outstanding Common Shares.

6.

In connection with its acquisition of Wireless Link, the Corporation also adopted the Wireless Link Acquisition Share Option Plan (the "Wireless Plan") and reserved 950,000 options to purchase Common Shares for granting to certain directors, officers and employees of Wireless Link in conjunction with such acquisition. The terms of the Wireless Plan are substantially similar to those set forth in the Plan. As at April 12, 2004 there were options to purchase 235,593 Common Shares outstanding and available for exercise under the Wireless Plan or approximately 0.8% of the Common Shares outstanding as at such date. No additional amounts will be issued under the Wireless Plan. The Plan and the Wireless Plan are hereinafter sometimes referred to as the "Plans".

As at April 12, 2004, there were options to purchase an aggregate of 2,654,816 Common Shares outstanding under the Plans. Details of the stock options currently outstanding to officers, directors and employees are set forth below:

Group (Number in Group)	Aggregate shares under option	Date(s) of Grant	Expiry Date(s)	Exercise Price(s) ($)
Executive Officers (8)	1,035,000	February 1, 2000 – November 3, 2003	February 1, 2005 – November 3, 2008	$1.15 - $1.76
Directors (who are not Executive Officers) (6)	382,969	April 17, 2000 – November 3, 2003	April 17, 2005 – November 3, 2008	$1.66 - $2.40
Employees/Consultants (116) [1]	1,236,847	February 1, 2000 - March 17, 2004	February 1, 2005 - March 17, 2009	$1.15 - $3.17
Total Stock Options	2,654,816			

Notes:
(1) Employees/consultants who are not currently Executive Officers or Directors.

Incentive Share Administration Plan

In connection with its acquisition of Wireless Link Corporation in June 2000, the Corporation established the Incentive Share Administration Plan. An aggregate of 1,000,000 Common Shares (the "Incentive Shares") were reserved for issuance pursuant to this plan. The Incentive Shares were granted for the benefit of directors, management and employees with a view to ensuring their continued involvement with the operations and affairs of the Corporation and were issued for no additional consideration in equal monthly instalments from the initial issue date to June 1, 2003. As at April 12, 2004 all of the Incentive Shares had been issued and the plan is now considered terminated.

Compensation of Directors

Directors who are also executive officers of CSI do not receive compensation for acting in their capacities as directors. Directors of the Corporation who are not executive officers may receive compensation for serving in their capacity as such as determined by the Compensation Committee. An aggregate of $105,830 was paid to Directors for serving in such capacity during the financial year ended December 31, 2003: Messrs. Najafi, Yenke, Brower and Camwell each received $10,000 for serving as Directors; and Mr. Lang received $10,000 in directors' fees, $35,830 for his role as Chairman of the Board and an additional $20,000 for additional services performed in his capacity as a Director. All Directors are reimbursed for out-of-pocket expenses incurred in connection with the performance of their duties. Also see "Indebtedness of Directors and Officers".

In addition to serving in their capacities as Directors, certain of the Directors provide consulting services to the Corporation. During the year ended December 31, 2003, Mr. Najafi received consulting fees totalling $68,367US and shares under the Incentive Share Administration Plan with an aggregate market value at the date of grant of $9,143US. Mr. Brower received consulting fees totalling $12,000US and shares under the Incentive Share Administration Plan with an aggregate market value at the date of grant of $64,031US.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The aggregate indebtedness to the Corporation of all senior officers and directors of the Corporation was nil as at April 12, 2004. Details with respect to the outstanding indebtedness are set forth below:

Name and Principal Occupation	Involvement of the Corporation	Largest Amount Outstanding from January 1, 2003 to December 31, 2003 ($)	Amount Outstanding at April 12, 2004 ($)	Financially Assisted Securities Purchases from January 1, 2003 to December 31, 2003 (#)	Security for Indebtedness
Hamid Najafi, Director and Former Chief Technology Officer of the Corporation	Lender	$862,884US	Nil	Nil	Security on 700,000 Common Shares

A loan of $750,000US was made to Mr. Najafi in relation to the acquisition of Wireless Link Corporation by CSI in June 2000. The loan bore interest at 6.3% per annum, compounded annually, was to be repaid on or before May 8, 2006, and was secured by 700,000 Common Shares. On March 4, 2003, the Corporation, Mr. Najafi and CSI Wireless LLC (the successor to Wireless Link Corporation) entered into a share purchase and sale and loan repayment agreement (the "Agreement") pursuant to which the Corporation agreed to purchase 700,000 Common Shares from Mr. Najafi in reliance on subsection 162(d) of the *Securities Act* (Alberta). The aggregate purchase price of $1,135,000 was prescribed by subsection 172(1) of the Alberta Securities Commission Rules, which provides that the exempt issuer bid must be based upon the market price of the Common Shares over the preceding 20 business day period. The purchase was effective as of February 28, 2003. In accordance with the Agreement, Mr. Najafi used the proceeds from the share sale to repay the loan. Following such repayment, approximately $99,000US in interest remained outstanding which CSI Wireless LLC agreed to forgive. The 700,000 Common Shares purchased by the Corporation were returned to treasury for cancellation.

Except as set forth above, no director, executive officer or other senior officer of the Corporation, or any associate of any such director or officer, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

The Toronto Stock Exchange (TSX) has adopted guidelines to help its listed companies achieve and maintain good corporate governance. Each of the guidelines is listed below, followed a description of CSI Wireless' related activities.

Guideline 1 – Stewardship of the Company

The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

The Board of Directors has adopted a Board Mandate (the "Mandate"), and terms of reference for each of its committees. The Mandate explicitly makes it responsible for the stewardship of CSI Wireless. In

discharging this responsibility, Directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board:

- defines, in consultation with the CEO, CSI Wireless' principal objectives;
- supervises the management of CSI Wireless' business and affairs to achieve the principal objectives;
- discharges duties imposed on the Board by applicable laws;
- takes all action that the Board deems necessary to carry out its foregoing responsibilities.

As part of its Mandate, CSI Wireless' Board is responsible to perform a variety of specific duties. Many are described below, in relation to other TSX guidelines.

Guideline 1(a) – Strategic Planning Process

As part of the overall stewardship responsibility, the Board of Directors of every corporation should assume responsibility for adoption of a strategic planning process.

The Board's Mandate requires the CEO each year to present to the Board strategic plans, which take into account the risks and opportunities of the business. At least one Board meeting each year is devoted to discussing and considering the plans. Management must seek the Board's approval for any transaction and/or contract that would have a significant impact on the strategic plans, and that would be material to the Corporation.

Guideline 1(b) – Principal Risks

As part of the overall stewardship responsibility, the Board of Directors of every corporation should assume responsibility for identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.

The Board has identified the principal risks of the Corporation's business and works with management on an on-going basis to assess and review the management of such risks. The Mandate of the Board provides that the Board will work with management to review the principal risks of the Corporation's business and the steps the Corporation is taking to manage these risks.

Guideline 1(c) – Succession Planning

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for succession planning, including appointing, training and monitoring senior management.

The CSI Wireless Board is responsible, by its Mandate, for choosing the President and CEO, for appointing senior management, and for monitoring their performance. In addition, the Mandate provides that the Board is charged with a duty to, in consultation with the Chief Executive Officer, appoint all officers of the Corporation and approve the terms of each officer's employment with the Corporation. The Mandate also provides that the Board shall (i) receive from the Chief Executive Officer his evaluation of the performance of each senior officer who reports to the Chief Executive Officer (ii) develop a system under which succession to senior management positions will occur in a timely manner and (iii) to approve any proposed significant change in the management organization structure of the Corporation.

Guideline 1(d) – Communications Policy

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for a communications policy for the corporation.

The Mandate provides that the Board, in consultation with the Chief Executive Officer, is responsible for establishing and maintaining a communications policy for the Corporation. The Corporation has adopted a formal Disclosure, Confidentiality and Trading Policy that establishes procedures which: (i) permit the disclosure of information about the Corporation to the public in a timely manner; (ii) ensure that non-publicly disclosed information remains confidential; and (iii) ensure that trading of the Corporation's securities by directors, officers and employees remain in compliance with applicable securities laws. The Corporation currently communicates with its shareholders and other stakeholders through various channels that include annual and quarterly reports, news releases, statutory filings, the internet and an investor relations firm. The Board and the Chief Executive Officer have delegated shareholder relations responsibilities to E-Vestor Communications Inc. of Toronto, Ontario to provide investor relations services. Shareholder communications are generally handled by E-Vestor Communications Inc. as well as by the Chief Executive Officer and the Chief Financial Officer of the Corporation.

Guideline 1(e) – Integrity of Internal Control

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the integrity of the corporation's internal control and management information systems.

The Audit Committee, by its terms of reference, is responsible to monitor and consider the integrity of CSI Wireless' financial reporting and internal control processes. In order to carry out this responsibility, the Audit Committee consults with management representatives and with the Corporation's external auditor.

Guideline 2 – Board Independence

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.

Four of CSI Wireless' seven directors, including the Chairman, are considered by the Corporation to be unrelated. These directors are not a part of CSI Wireless' management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than interests and relationships arising from shareholding. These directors do not receive any financial compensation from the Corporation other than fees and share options related to services provided in their capacity as directors. The three related directors are Stephen A. Verhoeff, CSI Wireless' President and CEO; and Michael W. Brower and Hamid Najafi, both of whom do occasional consulting work for CSI Wireless and receive fees accordingly.

Guideline 3 – Individual Unrelated Directors

The application of the definition of "unrelated" director to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors.

The Corporate Governance Committee is responsible to analyze the relationships of each director, through his or her involvement with CSI Wireless and with other enterprises, and to make recommendations to the Board as to whether directors should be classified as "related" or "unrelated".

Guideline 4 – Nominating Committee

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board.

The Board's Corporate Governance Committee, which consists entirely of unrelated outside directors, is responsible to develop and maintain a list of potential candidates for Board membership, and when necessary, to review, interview, and recommend nominees to the full Board. Nominees must possess general business management experience, together with specific experience in areas of strategic interest to CSI Wireless. Nominees must also be willing and able to devote the required time and energy to Board responsibilities, and to support the Corporation's mission and strategic objectives.

Guideline 5 – Assessing the Board's Effectiveness

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, and the contribution of individual directors.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors. The Committee surveys directors using a standardized evaluation form to provide feedback on the effectiveness of the Board. The Committee, with the participation of the Chairman, recommends changes to enhance Board performance based on survey feedback.

Guideline 6 – Orientation and Education of Directors

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance Committee is responsible by its terms of reference to develop and maintain orientation and education programs for new directors. As there have been no new directors added to the Board since the creation of the Corporate Governance Committee, these programs have not yet been formalized.

Guideline 7 – Effective Board Size

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board of Directors has determined that six to nine members is an appropriate number of directors having regard to the size of the Corporation and the nature of its business and operations. At the current time, the Board's size, at seven directors, is viewed as being effective.

Guideline 8 – Compensation of Directors

The board of directors should review the adequacy and form of the compensation of directors, and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Compensation Committee, which is comprised entirely of unrelated outside directors, is responsible to review directors' compensation, and where appropriate to make recommendations to change directors' compensation. To make its recommendations, the Committee takes into account the nature and amount of compensation paid to directors of comparable publicly traded Canadian companies and the circumstances of the Corporation.

Guideline 9 – Committees and Outside Directors

Committees of the board of directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors.

The Compensation Committee, the Audit Committee, and the Corporate Governance Committee are all composed entirely of outside, unrelated directors.

Guideline 10 – Approach to Corporate Governance

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Corporate Governance Committee, by its terms of reference, is responsible for reviewing CSI Wireless' overall governance principles, recommending any changes to them, and recommending to the Board for approval the Corporation's disclosures in response to the TSX governance guidelines. The Committee monitors best practices among major Canadian companies to ensure CSI Wireless continues to carry out high standards of corporate governance.

Guideline 11 – Position Descriptions

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives the CEO is responsible for meeting.

Under its Mandate, the Board, in consultation with the CEO, is responsible to develop a position description for the CEO. The Board is also responsible to review and approve the corporate objectives that the CEO is responsible for meeting, and to assess the CEO's performance against these objectives.

The Board is also responsible to establish the limits of management's authority and responsibility in conducting the Corporation's business. In this regard, the Board has identified that management is responsible, among other responsibilities, to:

- propose and, in response to Board approval, execute CSI Wireless' corporate strategies, long-term plans, goals and targets;
- carry out a comprehensive budgeting process and monitor the Corporation's financial performance against the budget;

- be accountable for CSI Wireless' financial and competitive performance;
- provide timely, complete and accurate information about CSI Wireless' business operations;
- identify opportunities and risks affecting the Corporation's business, and to respond appropriately to them;
- ensure the development of senior executives and plan for their succession; and
- manage CSI Wireless' resources in a manner consistent with enhancing the Corporation's value while maintaining appropriate ethical, legal, environmental, corporate and social standards.

Guideline 12 – Board Independence

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The primary structure that ensures that CSI Wireless' Board functions independently of management is that six of CSI Wireless' seven directors, including the Chairman, are outside directors, in that they are not members of CSI Wireless' management.

Other factors in place to help ensure the CSI Wireless Board's autonomy from Management:

- the Board, its Audit Committee, Compensation Committee, and Corporate Governance Committee are all composed entirely of outside unrelated directors;
- any director can call a meeting of the Board or of a committee of which he is a member; and
- all directors and committees have the right to recommend the engagement of professional or other advisors.

Guideline 13 – Audit Committee

The audit committee of every board of directors should be composed only of outside (non-management) directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication lines with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibility for management reporting on internal control.

CSI Wireless' Audit Committee is composed entirely of outside (non-management) and unrelated directors. All of its members are financially literate, meaning they are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Mr. Hamilton is a Chartered Accountant and Certified Financial Analyst, and Mr. Lang holds a Masters Degree in Business Administration.

The Audit Committee is responsible by its terms of reference to review CSI Wireless' annual and quarterly financial statements, accounting practices, business and financial controls, and the results of all external audits. It is also responsible to recommend to the Board the external auditors to be appointed by shareholders at each annual meeting, review their audit work plan, approve their fees and approve all non-audit services to be provided by their firm. The Audit Committee has direct communication lines with the

external auditors. The external auditors attend and participate in all quarterly Audit Committee meetings, at which time they present a review of the financial statements and meet with the Audit Committee separately from management.

Guideline 14 – Outside Advisors

The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Directors, and each committee, may hire outside advisors at the Corporation's expense, subject to the review of the Corporate Governance Committee. No advisors were hired in 2003.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors or except as disclosed elsewhere in this Information Circular or as described below.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last financial year and in any proposed transaction which has materially affected or would materially affect the Corporation, other than as disclosed elsewhere herein.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special and Annual Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 12th day of April, 2004.

CSI WIRELESS INC.

(signed) "Stephen A. Verhoeff"
Chief Executive Officer

(signed) "Cameron B. Olson "
Chief Financial Officer

csi wireless

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Introduces New GPS Receiver Incorporating Bluetooth® Wireless Technology

Newest member of CSI's family of DGPS receivers has attracted several initial purchase orders

Calgary, Alberta – April 20, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, today announced the introduction of PowerMAX, a Differential GPS (DGPS) receiver with built-in Bluetooth® wireless technology. Thanks to Bluetooth®, the PowerMAX communicates wirelessly with the user's computer or hand-held computing device – eliminating the need for a hard-wired data link between the devices.

The PowerMAX, which CSI unveiled today in Nashville, Tennessee during the annual American Congress on Surveying and Mapping (ACSM), is primarily aimed at the Geographic Information Systems (GIS) & Mapping market. However, the product's wireless technology may be used in any industry to simplify communication between devices.

In GIS & Mapping, the PowerMAX improves system ergonomics for surveyors, utilities and forestry personnel, field engineers and other professionals by reducing their cable connection requirements.

The PowerMAX is the world's first affordable, professional mapping-grade receiver featuring Bluetooth® wireless technology. It features the same dependability and value for which other members of CSI's MAX family of DGPS receivers – the DGPS MAX and the mini MAX – are renowned.

"PowerMAX is the next generation in our family of DGPS receivers, and an ideal marriage of our expertise in both Differential GPS and wireless technology, said Stephen Verhoeff, CSI's President and CEO. "We have already received several purchase orders for the PowerMAX – including one from 3D Marketing, a leading U.S. government supplier – and we will begin shipping our first units later this quarter."

The PowerMAX's DGPS capability means that in addition to standard GPS signals, it receives accuracy-enhancing Differential signals to achieve sub-metre positioning accuracy. The PowerMAX can receive DGPS signals from ground-based beacon stations, and from space-based augmentation systems – including the U.S. Wide Area Augmentation System (WAAS), Europe's EGNOS, and Japan's MSAS.

The PowerMAX also features CSI's exclusive COAST™ technology that enables a receiver during signal outages to use old location data for a half hour or longer without significant deterioration of positioning accuracy.

About Bluetooth®

Bluetooth® wireless technology offers a low-cost method of wirelessly connecting mobile devices over short distances, typically a few metres. The PowerMAX, when equipped with CSI's PocketMAX software that works with all of CSI's MAX products, uses Bluetooth® wireless technology to enable users to wirelessly configure the receiver and conduct cable-free data-logging functions in the field. The Bluetooth trade mark is owned by Bluetooth SIG, Inc. and is under license to CSI Wireless Inc.

About GPS

The Global Positioning System (GPS) is a constellation of 24 U.S. government satellites that circle 13,000 miles or 22,000 kilometres above Earth. A ground-level GPS receiver, using pre-programmed data, knows where each satellite is in its orbit. The receiver compares this information with the amount of time required to receive each satellite's signals at ground level, to calculate or "triangulate" a specific geographic position on Earth. The accuracy of GPS can be significantly enhanced via corrective Differential GPS signals, from ground-based beacon stations or space-based augmentation systems.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 32 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

29

csi wireless

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Earns $726 Thousand in First Quarter

Gross margin contribution at record level; Demand grows in all of CSI's business segments

Calgary, Alberta – April 27, 2004 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the 2004 first quarter. The Company reported a consecutive quarterly increase in revenues of over 50% and a net profit increase of $1.3 million compared to the fourth quarter of 2003. Net earnings for the quarter reached $726 thousand, or $0.03 per share. The Company currently expects continued top and bottom-line improvements on a consecutive quarterly basis throughout 2004.

For the first quarter ended March 31, 2004, the Company reported revenues of $15.1 million. On a consecutive quarterly basis, this represents a 52% increase from revenues of $9.9 million in the fourth quarter of 2003. Revenue growth exceeded 50% in the Company's GPS and the Wireless Units. On a year-over-year basis, revenues decreased from $24.1 million in the first quarter of 2003. However, the first quarter of 2003 was unusually strong due to the initial ramp-up of sales of the Company's Motorola-branded fixed wireless telephone in Mexico. This ramp-up resulted in temporary inventory build-up in the Mexican distribution channel in late 2003 but has since been drawn down and increasing orders are being received. As the fixed wireless telephone market tends to demonstrate lumpy purchasing patterns, year-over-year quarterly comparisons may not be indicative of the Company's overall year-over-year trend and the positive direction of annualized growth in revenues and earnings.

"We are experiencing a continuous increase in volume demand for our fixed wireless telephone," stated Stephen Verhoeff, CSI's President and CEO. "Volumes shipped during the first quarter exceeded fourth-quarter volumes by 45%. Based on orders in hand, an additional increase of over 75% is expected for the second quarter. We also expect increased profitability on this product line. Development of our new GSM fixed-wireless phone is progressing well, and we are slated to begin shipping in the second half of the year, adding potential for significant upside to our financial performance."

Gross margins of 37% in the first quarter increased significantly from margins of 21% in the first quarter of 2003. "In spite of the decline in revenues from Q1 of 2003, gross margins of $5.6 million in the first quarter were a record level for the Company" stated Mr. Verhoeff. "The Company's strong focus on profitability and product cost reduction has resulted in improved gross margins in all of the Company's product lines compared to the first quarter of 2003."

Operating expenses of $4.6 million in the first quarter of 2004 increased from $4 million the fourth quarter of 2003, due to the implementation of the new accounting standard for stock-based compensation and due to the research and development costs associated with the Company's GSM-based fixed wireless telephone. Year-over-year operating expenses were up 4% from $4.4 million in the first quarter of 2003 primarily as a result of the implementation of the new accounting standard relating to stock-based compensation.

Net income increased to $726 thousand, or $0.03 per share, compared to net income of $104 thousand, or $0.01 per share in the first quarter of 2003. Net income improved by more than $1.3 million over the 2003 fourth quarter net loss of $589 thousand.

"Our first quarter shows a building trend on our top and bottom lines that we expect will continue throughout 2004," Mr. Verhoeff, said. "We've begun 2004 with growing demand, and opportunities in all of our business segments that have us very excited about the year."

Operational Highlights

- CSI's GPS Business Unit received record orders for the first quarter, indicating a strong year for the GPS business. The GPS unit's margins were 54% in the first quarter as a result of strong sales of high-margin ground guidance products and product cost reductions.
- The Company announced that inventory issues in the fixed wireless telephone distribution channel had been resolved, resulting in new purchase orders and improving volumes for the Company's fixed wireless product.
- On March 3, 2004, the Company closed a common share offering of 5 million shares for gross proceeds of $16.25 million.
- CSI Wireless' customer, Directed Electronics, received an Innovations Award at the Consumer Electronics Show (CES) in Las Vegas for its Clifford GPS Tracking System. The system's core tracking and communication technology is based on CSI Wireless' Asset-Link product platform.

Liquidity and Capital Resources

The financing completed during the first quarter has resulted in a significant strengthening of the Company's historically weak balance sheet. Proceeds have been used to retire the Company's long-term debt and to pay down the line of credit. CSI Wireless held cash of $12.5 million at the end of the first quarter.

"This financing represents a major milestone for CSI Wireless" stated Mr. Verhoeff. "It has enabled us to pay out our long-term debt and strengthen our balance sheet, reducing shareholder risk, improving our profile with suppliers and customers, and creating the financial strength to support our aggressive growth plans moving forward."

Conference Call - Today at 11:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Tuesday, April 27, 2004 at 11:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-913-8746 or 1-800-814-4941 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 1:00 p.m. EST on Tuesday, April 27. Please dial 1-877-289-8525 and enter reservation number 21047755# to listen to the rebroadcast.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Balance Sheets

	March 31 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 12,520,323	$ –
Accounts receivable	10,683,927	9,606,485
Inventories	6,520,465	8,174,568
Prepaid expenses and deposits	451,582	422,604
	30,176,297	18,203,657
Capital assets	4,258,445	4,188,697
Goodwill	18,818,176	18,624,676
	$ 53,252,918	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	6,288,746	8,041,181
Current portion of capital leases	159,196	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares	2,531,882	2,242,154
	8,979,824	13,759,850
Capital lease obligations	377,542	387,674
Shareholders' equity:		
Common shares	65,717,533	49,551,086
Contributed surplus	688,265	156,049
Deficit	(22,510,246)	(22,837,629)
	43,895,552	26,869,506
	$ 53,252,918	$ 41,017,030

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three Month Periods Ended March 31
(unaudited)

	2004	2003
Sales	$ 15,146,467	$ 24,069,785
Cost of sales	9,571,090	18,929,473
	5,575,377	5,140,312
Expenses:		
Research and development	2,026,333	1,898,304
Selling	1,026,981	1,001,157
General and administrative	1,128,205	1,179,425
Stock based compensation	134,082	–
Depreciation and amortization	260,744	334,301
	4,576,345	4,413,187
Earnings before undernoted	999,032	727,125
Redemption premium on preferred shares	62,096	46,381
Foreign exchange loss	108,420	210,764
Interest expense	102,999	198,030
	725,517	271,950
Loss from unsuccessful arbitration	–	168,000
Net income	725,517	103,950
Deficit, beginning of period	(22,837,629)	(22,285,020)
Adjustment to reflect change in accounting policy	(398,134)	–
Deficit, end of period	$ (22,510,246)	$ (22,181,070)
Earnings per common share		
Basic	$ 0.03	$ 0.01
Diluted	0.02	0.01
Weighted average shares outstanding		
Basic	28,832,978	21,748,452
Diluted	31,609,927	21,804,803

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three Month Periods Ended March 31
(unaudited)

	2004	2003
Cash flows from (used in) operating activities:		
Net income	$ 725,517	$ 103,950
Items not involving cash:		
Depreciation and amortization	260,744	334,301
Redemption premium on preferred shares	62,096	46,381
Foreign exchange loss on preferred shares	34,132	–
Stock based compensation	134,082	21,355
	1,216,571	505,987
Change in non-cash operating working capital:		
Accounts receivable	(1,077,442)	(6,105,329)
Inventories	1,654,103	(1,470,841)
Prepaid expenses and deposits	(28,978)	(11,712)
Accounts payable and accrued liabilities	(1,752,435)	6,821,016
	11,819	(260,879)
Cash flows from (used in) financing activities:		
Increase (decrease) in bank indebtedness	(2,557,939)	1,479,397
Senior long-term debt	(761,672)	(476,463)
Other long-term debt	–	(237,347)
Capital leases	(7,840)	(265,416)
Issue of share capital, net of share issue costs	16,166,447	281
	12,838,996	500,452
Cash flows used in investing activities:		
Purchase of capital assets	(330,492)	(239,573)
Increase in cash position	12,520,323	–
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, end of period	$ 12,520,323	$ –
Supplemental disclosure:		
Interest paid	$ 112,462	$ 177,930

30

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CSI Wireless Inc.

Participation Fee for the Financial Year Ending: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		26,916,691	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$1.645	
Market value of class or series	=	$44,277,957	
			$44,277,957(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Publicly disclosed market value]**			$2,242,154 (B)
(Repeat for each class or series of corporate debt or preferred shares)			______(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$46,520,111
Total fee payable in accordance with Appendix A of the Rule			$2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			______

31

CSI WIRELESS INC.

Instrument of Proxy
For the Special and Annual General Meeting of Shareholders

The undersigned shareholder of CSI Wireless Inc. (the "Corporation") hereby appoints Stephen A. Verhoeff, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer and a director of the Corporation or, failing him, Cameron B. Olson, of the City of Calgary, in the Province of Alberta, Chief Financial Officer and Vice President of Finance of the Corporation, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special and annual general meeting of shareholders of the Corporation (the "Meeting"), to be held on May 27, 2004 and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

1. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ fixing the number of directors to be elected at the Meeting at seven (7) as specified in the Management Proxy Circular of the Corporation dated April 12, 2004 (the "Information Circular");
2. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular;
3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;
4. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the ordinary resolution approving an amendment to the employee share option plan (the "Plan") of the Corporation, to provide that the maximum number of Common Shares of the Corporation which may, from time to time, be issuable pursuant to the Plan be increased from 3,165,000 to 5,600,000 Common Shares, all as more particularly described in the Information Circular.
5. **FOR** ☐ or **AGAINST** ☐ the ordinary resolution approving the future issuance of Common Shares of the Corporation by way of private placement in excess of 25% of the outstanding Common Shares of the Corporation, but not exceeding 16,000,000 Common Shares, during the twelve (12) month period commencing May 27, 2004, all as more particularly described in the Information Circular; and
6. at the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 2004.

____
(signature of shareholder)

____
(name of shareholder - please print)

____
(number of common shares being voted)

If you have any questions or need assistance in completing this Instrument of Proxy, please contact Cameron B. Olson, Chief Financial Officer of the Corporation at: (403) 259-3311 (Calgary)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Chief Financial Officer of the Corporation c/o Computershare Trust Company of Canada, Stock Transfer Services, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

Computershare

600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

32

April 30, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: CSI Wireless Inc. Amended

We confirm that the following material was sent by pre-paid mail on April 27, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Annual Report 2003
2. Notice of Meeting / Information Circular
3. Proxy
4. Proxy Return Envelope
5. NI 54-102 Card

We further confirm that copies of the above mentioned material were sent by courier, on April 27, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc: CSI Wireless Inc.
Attention: Tracy Bedard

csi wireless.

CSI Wireless Inc.
Interim Management Discussion and Analysis
First Quarter end March 31, 2004

(33)

The following discussion and analysis is effective as of May 7, 2004 and should be read together with our unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Fixed Wireless Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of quarterly results

	For the Quarters Ended							
	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004
Revenue	$10,761	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948	$15,146
Gross margin	4,733	2,268	3,403	5,140	5,226	4,839	3,555	5,575
Expenses								
Research & development	2,187	2,207	1,743	1,898	1,795	1,592	1,732	2,026
Selling	1,049	1,150	1,138	1,001	1,057	1,003	1,039	1,027
General & administrative	1,364	1,254	1,213	1,180	1,183	980	952	1,128
Stock-based compensation	-	-	-	-	-	-	-	134
Depreciation & amortization	272	294	301	334	235	288	296	261
	4,872	4,905	4,395	4,413	4,270	3,863	4,019	4,576
Earnings (loss) before the following	(139)	(2,637)	(992)	727	956	976	(464)	999
Interest expense	229	163	312	198	171	141	168	103
Foreign exchange (gain) loss	210	(84)	(13)	211	(86)	42	52	108
Premium on preferred shares	-	-	322	46	74	51	40	62
	(578)	(2,716)	(1,613)	272	797	742	(724)	726
Loss (recovery) from arbitration	-	-	-	168	292	1,154	(135)	-
Restructuring costs	-	-	-	-	-	160	-	-
Net income (loss) for the period	$ (578)	$(2,716)	$(1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726
Income (loss) per share - basic	$ (0.03)	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03
Income (loss) per share - diluted	$ (0.03)	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.02

Quarter Ended March 31, 2004 versus Quarter Ended December 31, 2003

Revenues

First quarter revenues of $15.1 million were a 52% increase from fourth quarter revenue of $9.9 million. Revenue growth exceeded 50% in both the Company's GPS and the Wireless Business Units. In the GPS Business Unit, strong sales of our ground and aerial guidance products led this growth. In the Wireless Business Unit, we saw growth in both the telematics and fixed wireless product lines, with fixed wireless volumes up 45% from the fourth quarter of 2003.

Gross Margins

Gross margins of 37% in the first quarter were an improvement from 36% in the fourth quarter resulting from higher GPS margins due to strong sales of high-margin ground agricultural guidance products. In dollar terms, gross margins improved by $2 million to $5.6 million from $3.6 million in the fourth quarter. The March 31, 2004 quarterly gross margin was a record for the Company.

Operating Expenses

Operating expenses increased by 14% over the fourth quarter due to the following primary factors:

(a) The implementation of the new accounting standard for stock-based compensation resulted in an increase in expenses of $134 thousand.
(b) Wireless research and development costs increased, primarily due to the ramp-up in development of the Company's GSM-based fixed wireless telephone.

Interest and Other

Interest expense was $103 thousand in the first quarter of 2004 compared to $168 thousand in the fourth quarter of 2003 due to the payout of long-term debt and the operating line, following the completion of the equity financing on March 3.

The Company incurred a foreign exchange loss in the quarter of $108 thousand dollar, compared to a loss of $52 thousand in the previous quarter. This loss arose primarily from the translation of U.S. dollar working capital components at quarter end, as a result of significant strengthening in the Canadian dollar just prior to quarter end.

Net Income

Net income in the first quarter was $726 thousand, or $0.03 per share (basic), representing an improvement of $1.3 million, or $0.05 per share (basic), from the fourth quarter results.

Quarter Ended March 31, 2004 versus Quarter Ended March 31, 2003

Revenues

On a year-over-year quarterly basis, revenues of $15.1 million decreased from $24.1 million for the first quarter of 2003. The first quarter of 2003 was unusually strong due to the initial ramp-up of sales of our fixed wireless telephone in Mexico. As previously reported, inventory issues in the Mexican distribution channel resulted in a reduction in fixed wireless volumes midway through 2003. These inventories have now been drawn down and new purchase orders have been received for 2004.

A second factor impacting comparative revenues in the first quarter is the Canada-US foreign currency rate which was about 13% lower in the first quarter of 2004 relative to the first quarter of 2003. As the company's revenues are almost entirely denominated in US dollars, the impact of this change is a reduction in revenues of approximately $2 million. The 2004 first quarter foreign currency rate was relatively flat compared with the fourth quarter of 2003.

Gross Margins

Gross margins of 37% in the first quarter of 2004 were up 16% from margins of 21% in the first quarter of 2003. Margin improvements were realized in both the GPS and Wireless Business Units. In spite of the decline in revenue from the first quarter of 2003, record quarterly gross margins of $5.6 million were achieved, up from $5.1 million in the first quarter of 2003, due to both product cost reductions and changes in the product mix.

Operating Expenses

Operating expenses of $4.6 million in the first quarter of 2004 were up 4% from $4.4 million in the first quarter of 2003 as a result of the implementation of the new accounting standard for stock-based compensation and an increase in research and development costs associated with the GSM fixed wireless telephone development.

Net Income

Net income of $726 million increased from net income of $104 thousand in the first quarter of 2003, due primarily to improved gross margins as previously outlined.

Liquidity and Capital Resources

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $8.2 million at December 31, 2003 to $6.5 million at the end of March 2004.

Long-term debt declined $0.8 million from December 31, 2003, and was paid out during the quarter using the proceeds from the equity financing.

In March 2004, the Company completed a private placement of 5 million common shares for gross proceeds of $16.25 million. The Company has used a portion of these funds to pay out the bank operating line and long-term debt. In addition, it is expected that the preferred shares will be repurchased by CSI during 2004. The remainder of the proceeds will be used for working capital, resulting in a significant strengthening of the Company's financial condition and liquidity. The repayment of debt will result in a reduction in interest expense in 2004 and a positive cash balance will also result in the generation of interest income.

During the quarter, warrants and options were exercised to acquire 714,779 common shares, resulting in proceeds of $1.4 million.

CSI has an unused bank operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. This operating line of credit bears an interest rate of prime plus 3.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Cash Flow

At March 31, 2004, the Company had a positive cash balance of $12.5 million. During the first quarter of 2004, CSI generated $1.2 million of positive cash flow from operations, prior to working capital changes. Net proceeds from the common shares issued during the quarter were $16.2 million.

csi wireless

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Effective January 1, 2004, the Company adopted the new Canadian accounting standard requiring the use of the fair value method in accounting for stock-based compensation. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock at the date of granting, and amortizes that fair value as compensation expense over the vesting period of those grants and awards. During the first quarter of 2004, stock-based compensation expense was $134 thousand.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.



34

csi wireless

Interim Report • Q1 • March 31, 2004

Message to Shareholders
First Quarter ended March 31, 2004

We are pleased to enclose our financial results for the first quarter of 2004, during which we reported record gross margins and the second-best quarterly earnings in the Company's history! This is a tremendous kick-off to what we anticipate will be a record year in terms of both revenues and earnings.

Our GPS Business Unit began the year with strong sell-through, and we enter the second quarter with a solid consolidated sales backlog. We have passed through our break-even point and we expect to see increasing profit in every quarter of this year. At this point, we see this strength continuing though 2004, and into 2005, as our GPS leadership grows and our Wireless business accelerates.

GPS Business Unit

Our GPS Business Unit posted near-record revenues and gross margins in the first quarter. The precision agriculture component, which experienced record orders during the quarter, is the largest source of revenue for our GPS business. We continue to produce the agricultural industry's leading GPS guidance products for aerial applications, and have now become a leading player in ground applications – for guiding tractors and sprayers.

We are also continuing to expand our precision guidance product offerings in the agricultural market, and are beginning to see traction with our recently released auto-steering products. RHS Inc. introduced our auto-steering technology to its customers during the first quarter, and reports that sales are well above expectations.

I recently experienced the auto-steering technology first-hand, on one of the largest tractors currently in production. It was truly awesome to see our technology accurately guide this monster tractor with incredible ease. It confirmed our belief that auto-steering will be a substantial new product category in the precision agriculture market – and a great opportunity for CSI as we are one of only a few companies in the world that own this technology.

Wireless Business Unit

Our Wireless Business Unit also had a good start to the year. Shipments of our leading TDMA fixed wireless telephone were up about 45% over the fourth quarter of 2003. Purchase orders received in the first quarter were higher than what we had budgeted for, and above what we could deliver, due to manufacturing lead-time requirements. Fixed wireless phone orders in hand today represent a further 75% growth in shipment volumes for the second quarter over the first quarter. Our plan is to continue growing this market, and we expect our 2004 TDMA volumes to be ahead of 2003 levels.

As announced last year, we are developing a new addition to our fixed wireless product line. The GSM version of our fixed wireless phone should be commercially available in the second half of 2004. With this new product addition, our addressable market for fixed wireless is increased by a factor of ten, as 70% of the world's wireless networks employ the GSM wireless protocol. We have achieved strong technical progress in developing our new GSM phone, and I was recently able to demonstrate this by making a call on a prototype. We are addressing immediate sales opportunities in Latin America, and have begun detailed discussions concerning several large opportunities in Asia and the Middle East.

Although telematics markets have not grown as quickly as we would have liked, we are still very optimistic about the opportunities in this market space and are very encouraged by what we are seeing this year. Solid customer performance, improved margins, and our introduction of a telematics product utilizing GSM in late 2004, will ensure this market continues to build.

Our newest telematics product category – Location Tags – has generated strong interest. Location Tags are portable, small, low-cost, battery-operated devices that can be easily tracked using the Internet. Our product will use highly sensitive GPS technology and be combined with low or bundled service costs. We have many new opportunities in this area, and hope to announce several sales agreements in the coming quarters.

****

Overall, both of our business units achieved better-than-expected performance for the first quarter, and are reporting strong order backlogs through Q2 and early Q3. We are continuing to focus on the right customers and products, and expect strong revenues and record earnings for the full year.

Thank you, on behalf of all CSI Wireless employees, for your continued support.

Stephen Verhoeff
President and Chief Executive Officer
April 27, 2004

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of May 7, 2004 and should be read together with our unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Fixed Wireless Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of quarterly results

	For the Quarters Ended							
	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004
Revenue	$10,761	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948	$15,146
Gross margin	4,733	2,268	3,403	5,140	5,226	4,839	3,555	5,575
Expenses								
Research & development	2,187	2,207	1,743	1,898	1,795	1,592	1,732	2,026
Selling	1,049	1,150	1,138	1,001	1,057	1,003	1,039	1,027
General & administrative	1,364	1,254	1,213	1,180	1,183	980	952	1,128
Stock-based compensation	-	-	-	-	-	-	-	134
Depreciation & amortization	272	294	301	334	235	288	296	261
	4,872	4,905	4,395	4,413	4,270	3,863	4,019	4,576
Earnings (loss) before the following	(139)	(2,637)	(992)	727	956	976	(464)	999
Interest expense	229	163	312	198	171	141	168	103
Foreign exchange (gain) loss	210	(84)	(13)	211	(86)	42	52	108
Premium on preferred shares	-	-	322	46	74	51	40	62
	(578)	(2,716)	(1,613)	272	797	742	(724)	726
Loss (recovery) from arbitration	-	-	-	168	292	1,154	(135)	-
Restructuring costs	-	-	-	-	-	160	-	-
Net income (loss) for the period	$ (578)	$(2,716)	$(1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726
Income (loss) per share - basic	$ (0.03)	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03

Quarter Ended March 31, 2004 versus Quarter Ended December 31, 2003

Revenues

First quarter revenues of $15.1 million were a 52% increase from fourth quarter revenue of $9.9 million. Revenue growth exceeded 50% in both the Company's GPS and the Wireless Business Units. In the GPS Business Unit, strong sales of our ground and aerial guidance products led this growth. In the Wireless Business Unit, we saw growth in both the telematics and fixed wireless product lines, with fixed wireless volumes up 45% from the fourth quarter of 2003.

Gross Margins

Gross margins of 37% in the first quarter were an improvement from 36% in the fourth quarter resulting from higher GPS margins due to strong sales of high-margin ground agricultural guidance products. In dollar terms, gross margins improved by $2 million to $5.6 million from $3.6 million in the fourth quarter. The March 31, 2004 quarterly gross margin was a record for the Company.

Operating Expenses

Operating expenses increased by 14% over the fourth quarter due to the following primary factors:

(a) The implementation of the new accounting standard for stock-based compensation resulted in an increase in expenses of $134 thousand.

(b) Wireless research and development costs increased, primarily due to the ramp-up in development of the Company's GSM-based fixed wireless telephone.

Interest and Other

Interest expense was $103 thousand in the first quarter of 2004 compared to $168 thousand in the fourth quarter of 2003 due to the payout of long-term debt and the operating line, following the completion of the equity financing on March 3.

The Company incurred a foreign exchange loss in the quarter of $108 thousand dollar, compared to a loss of $52 thousand in the previous quarter. This loss arose primarily from the translation of U.S. dollar working capital components at quarter end, as a result of significant strengthening in the Canadian dollar just prior to quarter end.

Net Income

Net income in the first quarter was $726 thousand, or $0.03 per share (basic), representing an improvement of $1.3 million, or $0.05 per share (basic), from the fourth quarter results.

Quarter Ended March 31, 2004 versus Quarter Ended March 31, 2003

Revenues

On a year-over-year quarterly basis, revenues of $15.1 million decreased from $24.1 million for the first quarter of 2003. The first quarter of 2003 was unusually strong due to the initial ramp-up of sales of our fixed wireless telephone in Mexico. As previously reported, inventory issues in the Mexican distribution channel resulted in a reduction in fixed wireless volumes midway through 2003. These inventories have now been drawn down and new purchase orders have been received for 2004.

A second factor impacting comparative revenues in the first quarter is the Canada-US foreign currency rate which was about 13% lower in the first quarter of 2004 relative to the first quarter of 2003. As the company's revenues are almost entirely denominated in US dollars, the impact of this change is a reduction in revenues of

approximately $2 million. The 2004 first quarter foreign currency rate was relatively flat compared with the fourth quarter of 2003.

Gross Margins

Gross margins of 37% in the first quarter of 2004 were up 16% from margins of 21% in the first quarter of 2003. Margin improvements were realized in both the GPS and Wireless Business Units. In spite of the decline in revenue from the first quarter of 2003, record quarterly gross margins of $5.6 million were achieved, up from $5.1 million in the first quarter of 2003, due to both product cost reductions and changes in the product mix.

Operating Expenses

Operating expenses of $4.6 million in the first quarter of 2004 were up 4% from $4.4 million in the first quarter of 2003 as a result of the implementation of the new accounting standard for stock-based compensation and an increase in research and development costs associated with the GSM fixed wireless telephone development.

Net Income

Net income of $726 million increased from net income of $104 thousand in the first quarter of 2003, due primarily to improved gross margins as previously outlined.

Liquidity and Capital Resources

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $8.2 million at December 31, 2003 to $6.5 million at the end of March 2004.

Long-term debt declined $0.8 million from December 31, 2003, and was paid out during the quarter using the proceeds from the equity financing.

In March 2004, the Company completed a private placement of 5 million common shares for gross proceeds of $16.25 million. The Company has used a portion of these funds to pay out the bank operating line and long-term debt. In addition, it is expected that the preferred shares will be repurchased by CSI during 2004. The remainder of the proceeds will be used for working capital, resulting in a significant strengthening of the Company's financial condition and liquidity. The repayment of debt will result in a reduction in interest expense in 2004 and a positive cash balance will also result in the generation of interest income.

During the quarter, warrants and options were exercised to acquire 714,779 common shares, resulting in proceeds of $1.4 million.

CSI has an unused bank operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. This operating line of credit bears an interest rate of prime plus 3.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Cash Flow

At March 31, 2004, the Company had a positive cash balance of $12.5 million. During the first quarter of 2004, CSI generated $1.2 million of positive cash flow from operations, prior to working capital changes. Net proceeds from the common shares issued during the quarter were $16.2 million.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Effective January 1, 2004, the Company adopted the new Canadian accounting standard requiring the use of the fair value method in accounting for stock-based compensation. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock at the date of granting, and amortizes that fair value as compensation expense over the vesting period of those grants and awards. During the first quarter of 2004, stock-based compensation expense was $134 thousand.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

CSI WIRELESS INC.

Consolidated Balance Sheets

	March 31 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 12,520,323	$ –
Accounts receivable	10,683,927	9,606,485
Inventories	6,520,465	8,174,568
Prepaid expenses and deposits	451,582	422,604
	30,176,297	18,203,657
Capital assets	4,258,445	4,188,697
Goodwill	18,818,176	18,624,676
	$ 53,252,918	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	6,288,746	8,041,181
Current portion of capital leases	159,196	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares	2,531,882	2,242,154
	8,979,824	13,759,850
Capital lease obligations	377,542	387,674
Shareholders' equity:		
Common shares (note 3)	65,717,533	49,551,086
Contributed surplus (note 3)	688,265	156,049
Deficit	(22,510,246)	(22,837,629)
	43,895,552	26,869,506
	$ 53,252,918	$ 41,017,030

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three Month Periods Ended March 31
(unaudited)

	2004	2003
Sales	$ 15,146,467	$ 24,069,785
Cost of sales	9,571,090	18,929,473
	5,575,377	5,140,312
Expenses:		
Research and development	2,026,333	1,898,304
Selling	1,026,981	1,001,157
General and administrative	1,128,205	1,179,425
Stock based compensation (note 3(e))	134,082	–
Depreciation and amortization	260,744	334,301
	4,576,345	4,413,187
Earnings before undernoted	999,032	727,125
Redemption premium on preferred shares	62,096	46,381
Foreign exchange loss	108,420	210,764
Interest expense	102,999	198,030
	725,517	271,950
Loss from unsuccessful arbitration	–	168,000
Net income	725,517	103,950
Deficit, beginning of period	(22,837,629)	(22,285,020)
Adjustment to reflect change in accounting policy (note 2)	(398,134)	–
Deficit, end of period	$ (22,510,246)	$ (22,181,070)
Earnings per common share		
Basic	$ 0.03	$ 0.01
Diluted	0.02	0.01
Weighted average shares outstanding		
Basic	28,832,978	21,748,452
Diluted	31,609,927	21,804,803

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three Month Periods Ended March 31
(unaudited)

	2004	2003
Cash flows from (used in) operating activities:		
Net income	$ 725,517	$ 103,950
Items not involving cash:		
Depreciation and amortization	260,744	334,301
Redemption premium on preferred shares	62,096	46,381
Foreign exchange loss on preferred shares	34,132	–
Stock based compensation	134,082	21,355
	1,216,571	505,987
Change in non-cash operating working capital:		
Accounts receivable	(1,077,442)	(6,105,329)
Inventories	1,654,103	(1,470,841)
Prepaid expenses and deposits	(28,978)	(11,712)
Accounts payable and accrued liabilities	(1,752,435)	6,821,016
	11,819	(260,879)
Cash flows from (used in) financing activities:		
Increase (decrease) in bank indebtedness	(2,557,939)	1,479,397
Senior long-term debt	(761,672)	(476,463)
Other long-term debt	–	(237,347)
Capital leases	(7,840)	(265,416)
Issue of share capital, net of share issue costs	16,166,447	281
	12,838,996	500,452
Cash flows used in investing activities:		
Purchase of capital assets	(330,492)	(239,573)
Increase in cash position	12,520,323	–
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, end of period	$ 12,520,323	$ –
Supplemental disclosure:		
Interest paid	$ 112,462	$ 177,930

See accompanying notes to consolidated financial statements.

1. Basis of Presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2003, except where noted below. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Change in accounting policy:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to stock options granted to non-employees, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $398,134, and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

3. **Share capital:**

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2003	26,916,691	$ 49,551,086
Issued on exercise of stock options	161,562	321,505
Exercise of share purchase warrants	232,693	458,847
Exercise of agents warrants	320,524	587,264
Issued on private placement (note 3(d))	5,000,000	16,250,000
Share issue costs	–	(1,451,169)
Balance, March 31, 2004	32,631,470	$ 65,717,533

(c) At March 31, 2004 the following stock options and share purchase warrants are outstanding:

Share Option Plan	2,419,598
Wireless Link Acquisition Share Option Plan	235,593
Total Options outstanding	2,655,191
Share Purchase Warrants – Exercise price of $2.00, expiring August 8, 2005	2,997,500
Agents Warrants – Exercise prices of $1.60 & $2.00, expiring in August 2004 & August 2005	376,030
Bankers Warrants – Exercise price of $2.50, expiring September 30, 2005	250,000
Total Warrants outstanding	3,623,530

(d) Special warrants:

On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of approximately $16.25 million. Each special warrant entitles the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

3. Share capital (continued):

(e) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for options granted in the first quarter of 2004: zero dividend yield; expected volatility of 65%; risk-free rates of 5%; and expected lives of 5 years. For the quarter ended March 31, 2004, the Company recorded $134,082 as compensation expense.

4. Preferred Shares:

	March 31, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	1,511,000	$ 2,531,882	1,361,000	$ 2,335,154

The terms of the preferred shares allows for the holder of the shares to demand retraction in the form of either shares or cash at any time after April 1, 2004, and accordingly the shares are shown as a current liability. On January 1, 2004, and additional 150,000 preferred shares were issued to the holder as the defined performance criteria was met for 2003. This represents the final required performance-related issuance of preferred shares in accordance with the agreement under which the Company acquired certain business assets from the holder.

5. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

Periods ended March 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 8,292,000	$ 7,091,000	$ 6,854,000	$ 16,979,000	$ -	$ -	$ 15,146,000	$ 24,070,000
Interest expense	-	-	-	-	103,000	198,000	103,000	198,000
Depreciation and amortization	171,000	221,000	90,000	113,000	-	-	261,000	334,000
Net earnings (loss)	2,509,000	1,164,000	(990,000)	175,000	(793,000)	(1,235,000)	726,000	104,000
Capital assets and goodwill	7,473,000	7,375,000	15,604,000	15,645,000	-	-	23,077,000	23,020,000
Total assets	30,809,000	18,999,000	22,444,000	30,765,000	-	-	53,253,000	49,763,000
Capital expenditures	177,000	174,000	153,000	66,000	-	-	330,000	240,000

5. Segmented information (continued):

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2004	2003	2004	2003
U.S.A.	$ 27,778,000	$ 38,586,000	$ 12,485,000	$ 21,881,000
Canada	25,475,000	11,177,000	1,278,000	1,136,000
Europe	–	–	388,000	391,000
Other	–	–	995,000	662,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the three-month period ended March 31, 2004, 73% (2003 - 80%) were to 5 customers. The Wireless Business Unit had sales to one customer totaling $4,781,000 (2003 - $14,286,000), and the GPS Business Unit had sales to one customer totaling $3,626,000 (2003 – $1,798,000). Both of these customers are located in the United States.

For more information, please contact:

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1•877•657•5276
Tel: 416•657•2400
Fax: 416•657•2300
e-mail: cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
Tel: 403•259•3311 Ext: 254
Fax: 403•259•8866
e-mail: jadams@csi-wireless.com
www.csi-wireless.com

CSI Wireless Inc.
4110 - 9th Street SE • Calgary • Alberta • T2G 3C4
Telephone: 403•259•3311 • Fax: 403•259•8866

Satloc LLC
7560 E. Redfield Road, Suite B • Scottsdale • Arizona • 85260
Telephone: 480•348•9919 • Fax: 480•348•6370

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3, Suite 110 • Milpitas • California • 95035
Telephone: 408•434•0685 • Fax: 408•433•9647

csi wireless™
www.csi-wireless.com



(35)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

Cameron Olson
Vice President, Finance and Chief Financial Officer

G:\051434\0001\CFO Certification interim cert (Transition Period).doc

36

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

Stephen A. Verhoeff
President and Chief Executive Officer

G:\051434\0001\CEO Certification interim cert (Transition Period).doc

csi wireless™

May 14, 2004

37

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on May 13, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending March 31, 2004

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

csi wireless

RENEWAL ANNUAL INFORMATION FORM

**For the fiscal year ended
December 31, 2003**

May 14, 2004

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 4
GLOSSARY OF TERMS 5
CERTAIN INTERPRETATION MATTERS 7
THE CORPORATION 7
General Development and History of the Corporation 7
Three Year History 9
RECENT DEVELOPMENTS 11
BUSINESS OF THE CORPORATION 11
WIRELESS BUSINESS UNIT 11
General 11
Industry Background and Trends 11
The CSI Wireless Solution 14
Business Strategy 16
Products 17
Research and Product Development 18
Marketing, Sales and Distribution 18
Customers 19
Competition 19
Manufacturing 20
Facilities 21
Personnel 21
GPS BUSINESS UNIT 21
General 21
Industry Background 21
The CSI Wireless Solution 23
Business Strategy 24
Products 25
Research and Product Development 27
Marketing, Sales and Distribution 28
Competition 28
Manufacturing 29
Facilities 29
Personnel 29
DIVIDEND POLICY 29
CAPITAL STRUCTURE 30
General Description of Capital Structure 30
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 30
MARKET FOR SECURITIES 30
PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES 30
DIRECTORS AND OFFICERS 31
MANAGEMENT 33
Corporate Cease Trade Orders or Bankruptcies 35
Penalties or Sanctions 35
Conflicts of Interest 35
RISK FACTORS 35
Dependence on Key Personnel and Consultants 35
Financial Results 35
Competition 35
Availability of Key Supplies 36
Dependence on Major Customers 36
Wireless Industry Technology Risk 36
Wireless Data Competition 36

Third Party Wireless Dependence 36
Future Acquisitions 36
Proprietary Protection 37
Conflicts of Interest 37
Product Liability 37
Exchange Rate Fluctuation 37
Dependence on New Products 38
Reliance on GPS Satellite Network 38
New and Emerging Markets 38
Physical Facilities 38
MATERIAL CONTRACTS 38
AUDITORS, TRANSFER AGENT AND REGISTRAR 38
LEGAL PROCEEDINGS 38
ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE 38

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "intend", "plan", "seek" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Information Form. Additionally, statements concerning future matters such as the development of new products, enhancements of technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this Annual Information Form reflect the good faith judgment of CSI's management, such statements can only be based on facts and factors currently known by the Company. Consequently, forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed under the heading "Risk Factors", as well as those discussed elsewhere in this Annual Information Form. The expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be relied upon. These statements speak only as of the date of this Annual Information Form. CSI undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Information Form. The Company urges you to carefully review and consider the various disclosures made in this Annual Information Form, which attempt to advise interested parties of the risks and factors that may affect the Company's business, financial conditions, results of operations and prospects.

GLOSSARY OF TERMS

Certain capitalized words and terms used throughout this Annual Information Form are defined below:

"ABCA" means the *Business Corporations Act* (Alberta);

"Annual Information Form" means this renewal annual information form of CSI dated May 14, 2004;

"AMPS" means the Advanced Mobile Phone Service, a standard system for analog signal cellular telephone service. The term originally used by AT&T refers to its cellular technology. The AMPS standard has been the foundation for the industry in the United States, although it has been slightly modified in recent years. 'AMPS-compatible' means equipment designed to work with most cellular telephones;

"ASP" means applications service provider;

"AVL" means automatic vehicle location, the ability to pinpoint the location of a vehicle within a given range;

"CDMA" means Code Division Multiple Access, a digital technique used by cellular network carriers to transmit voice or data by assigning each user a code and spreading the transmission over several frequencies;

"Circuit Switched" means a switching technique that establishes a dedicated and uninterrupted connection between the sender and the receiver;

"Common Shares" means the common shares in the share capital of the Corporation and "Common Share" means any one of them;

"Corporation" or **"CSI"** or **"CSI Wireless"** or **"Company"** means CSI Wireless Inc., a corporation incorporated pursuant to the *Business Corporations Act* (Alberta);

"**CSI LLC**" means CSI Wireless LLC, a wholly owned subsidiary of CSI Wireless Corporation, incorporated pursuant to the laws of the state of Delaware, with operations located in California;

"DGPS" means differential GPS, a method of obtaining improved position accuracies (in the order of 1 to 5 meters) from an otherwise limited stand-alone GPS. This is accomplished through broadcasting differential corrections from a fixed known location to a GPS unit equipped with a DGPS receiver;

"EDGE" means Enhanced Data Rates for Global Evolution;

"GIS" means geographic information system;

"GPRS" means General Packet Radio Service, an extension to the GSM standard to include packet data services.

"GPS" means Global Positioning System, consisting primarily of a constellation of 24 satellites controlled by the U.S. Department of Defense. The system is designed to provide world wide positioning services with an accuracy of approximately 10 to 15 meters;

"GPS Unit" is the operating business unit of CSI which designs, manufactures and markets precision GPS positioning products for multiple markets including precision farming, marine navigation, geographic information systems and hydrographic surveying;

"GSM" means the Global System for Mobile communications, the leading global standard for digital cellular telephone systems;

"OEM" means original equipment manufacturer;

"Packet Switched" means a technique for sending digital data in packets through a network to a remote location;

"PCB" means printed circuit board;

"RTK" means real-time kinematic, a positioning technique that delivers very high accuracy positioning on the order of a few inches;

"Satloc" means Satloc LLC., a wholly-owned subsidiary of CSI Wireless Corporation, incorporated pursuant to the laws of the State of Delaware, with operations located in Arizona;

"TDMA" means Time Division Multiple Access, a digital technique used by cellular network carriers to transmit voice or data by assigning each user a particular time slot on a frequency allowing a large number of users to access (in sequence) a single radio frequency channel without interference by allocating unique time slots to each user within each channel;

"Telematics" or **"telematics"** means in-vehicle communications of data and/or voice to provide services such as roadside assistance, security, and location-based connectivity.

"Telemetry" or **"telemetry"** means a wireless system for the transmission of data (either digital or analog) for remote monitoring;

"TSX" means the Toronto Stock Exchange;

"UMTS" means Universal Mobile Telecommunications Services, the European term for wireless systems based on the IMT-2000 standard;

"Wireless" refers to radio-based systems that allow transmission of telephone and/or data signals through the air without a physical connection, such as a metal wire or fiber optic cable;

"Wireless Unit" is the operating business unit of CSI that designs, manufactures and markets telematics and fixed wireless telephone products.

ANNUAL INFORMATION FORM

CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Corporation", "CSI Wireless", "CSI" or the "Company" include CSI Wireless Inc. and its predecessors and subsidiaries as a whole. Certain terms have the meanings specified in the Glossary.

THE CORPORATION

CSI was incorporated as Canadian Systems International Inc. under the laws of the Province of Alberta on July 31, 1990. On October 26, 1992 the Corporation changed its name to Communication Systems International Inc. Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a redesignation of the Corporation's Class A Common Shares to Common Shares, a stock split of the Common Shares on a 12,500 for 1 basis and to delete the "private company" share transfer restrictions. On June 21, 2000 by articles of amendment, the Corporation changed its name to CSI Wireless Inc. CSI designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. The Corporation's registered and head office is located at 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4.

Corporate Structure


CSI Wireless Inc.
(Alberta)
CSI Wireless
Corporation
(Delaware)
CSI Wireless LLC
(Delaware)
Satloc LLC
(Delaware)

The Corporation has three wholly-owned subsidiaries: CSI Wireless Corporation, a corporation incorporated under the laws of the state of Delaware; Satloc LLC ("Satloc"), a limited liability corporation incorporated under the laws of the State of Delaware; and CSI Wireless LLC ("CSI LLC"), a limited liability corporation incorporated under the laws of the state of Delaware. In this annual information form, the "Corporation", the "Company", "CSI Wireless" and "CSI" refer to CSI Wireless and its subsidiaries as a whole unless the context otherwise requires. CSI Wireless is organized into two operating business units: the Wireless Unit and the GPS Unit. The Wireless Unit has 42 employees and the GPS Unit has 95 employees. In addition, 16 employees, including the President, perform corporate functions that are not directly attributed to either operating unit.

General Development and History of the Corporation

The Corporation commenced operations in 1990 with the introduction of its first radio receiver product. In 1993, CSI introduced and sold its first DGPS radio beacon product, the MBX-1 unit, which plugged into a regular GPS system to provide differential corrections enhancing the user's overall positioning accuracy. In 1994, the Corporation broadened its product line by offering a printed circuit board ("PCB") card to OEM customers that

require the differential corrections gained by inserting the PCB card into their electronic equipment. In 1995, the Corporation introduced a combined self-contained GPS/DGPS unit.

In October 1996, CSI acquired ownership of the beacon receiver technology used for DGPS utilized by it and entered into an exclusive license arrangement for the loop antenna (except for one pre-existing license) utilized with its technology.

In March 1997, the Corporation completed an initial public offering of 2,400,000 Common Shares for gross proceeds of $6 million and its Common Shares commenced trading on the TSE.

In June 1997, CSI acquired all of the outstanding shares of Leading Edge Technologies Ltd. ("Leading Edge"), a manufacturer of a variety of cables, including those used by the Corporation. CSI purchased the shares for cash consideration of $130,000. Leading Edge was dissolved effective December 31, 2003.

In December 1997, CSI introduced its SBX-2 intelligent radio beacon receiver engine and introduced an L-band receiver product that received both satellite and beacon station differential correction data. CSI also released its ABX-3 automatic differential beacon receiver in April 1998 being the first of a new series of high performance dual channel digital DGPS beacon receivers targeted at the leisure marine and in-shore fisheries market.

In April 1999, CSI's new "smart antenna", the SBA-1, was commercialized and made available for distribution. The SBA-1 combines the SBX-2 with CSI's low cost antenna and is utilized primarily in the marine industry.

On June 24, 1999, CSI, through its wholly owned subsidiary Satloc (1999) Inc., acquired certain portions of the business and assets of Satloc, Inc. (the "Satloc Assets") with an effective date of April 4, 1999. Satloc, Inc. was founded in 1992 and was a global supplier of aerial and ground-based precision guidance systems using DGPS technology and had gained acknowledgment in the industry for its GPS aerial swath guidance systems for agriculture and other applications.

The acquisition of the Satloc Assets provided several strategic advantages to CSI including:

- New products - the combined research and development expertise, using complimentary technologies, assists the Corporation in generating competitive, low-cost products.
- New markets - the acquisition has added market share in the aerial guidance systems market, along with several DGPS guidance applications for other markets, including precision agriculture and GIS.
- Distribution - the Satloc Assets have been integrated into CSI's worldwide sales channels and distributors and users have access to a wider variety of products from a single source.
- Critical mass - the acquisition has provided operating cost efficiencies and has permitted further expansion into the U.S. market and abroad.

Total consideration paid for the Satloc Assets was $6.1 million, consisting of subordinated debt for $2.2 million and cash of $3.9 million. Contingent consideration of up to $1.55 million (USD) (approximately $2.3 million CDN) of Series 1 Shares is payable over a five year period subject to the future performance of the "Satloc" business. As at the date hereof, 1,511,000 Series 1 Shares have been issued and are outstanding. The Series 1 Shares are not convertible before April 1, 2004, except in the event of a change in control of CSI. The conversion price is the greater of $1.00 (CDN) or the 30-day average trading price prior to April 1, 2004 (the "Conversion Date"). The conversion price is subject to anti-dilution provisions and adjustments for currency fluctuation until the Conversion Date at which time the conversion price will be fixed. In no event will more than 5,000,000 Common Shares be issued to satisfy conversion rights of the Series 1 Shares. The Series 1 Shares are redeemable at the request of the holder on or after April 1, 2004 and by CSI after April 1, 2007.

In September 1999, CSI submitted applications for provisional patents on two key technologies, one for the AVL-1, which is focused on using differential technology in vehicular applications and the other on the filter architecture used in the new SBX-3 beacon receiver released in September 1999.

In March of 2000, the Corporation completed a rights offering of 1,635,221 Common Shares for gross proceeds of $2.6 million.

In June 2000, the Corporation completed an offering of 945,946 special warrants for gross proceeds of $2.4 million.

On June 30, 2000, CSI completed the acquisition of all of the issued and outstanding shares (the "Wireless Link Shares") of Wireless Link Corporation ("Wireless Link"). Wireless Link, founded in 1987, was a privately held company located in Milpitas, California, primarily engaged in the business of developing, manufacturing, licensing and selling technology and products associated with location-based wireless data communications applications. Wireless Link's products included wireless modems and asset-tracking products.

The acquisition of Wireless Link provided several strategic advantages to CSI including:

- Technology - Wireless Link has an extensive proprietary technology portfolio and expertise covering a wide range of wireless platforms.
- Integration - Certain of the Wireless Link products combine wireless and GPS technology. CSI has a high level of expertise in GPS technology that will contribute to the success of these products.
- Markets - The addition of wireless technology and products brings access to markets that are forecast to grow dramatically in the near term.

Total consideration paid for the Wireless Shares consisted of the issuance by CSI of an aggregate of 4,400,000 Common Shares. In addition, CSI agreed to issue an additional 1,000,000 Common Shares as incentive shares, for no additional consideration, for the benefit of certain management and employees of Wireless Link. The Corporation also granted to employees of Wireless Link an aggregate of 950,000 options to purchase Common Shares.

Three Year History

2001

On February 23, 2001 the Corporation completed an offering of 3,153,866 Special Warrants, issued at a price of $3.25 for gross proceeds of approximately $10.3 million.

2002

Effective January 31, 2002, the Company completed an internal reorganization which resulted in the creation of CSI Wireless Corporation, a US holding company, which in turns wholly owns Satloc LLC and CSI Wireless LLC. Satloc LLC was created and then merged with Satloc (1999) Inc., and continues to carry on the operations of Satloc (1999) Inc. as a limited liability corporation. CSI Wireless LLC was created and then merged with Wireless Link Corporation, and continues to carry on the business of Wireless Link as a limited liability corporation.

On June 26, 2002, subsequent to amending the terms of the outstanding share purchase warrants, 705,000 warrants were exercised at a price of $2.65 per share for proceeds of $1.9 million.

During 2002, the Wireless Business Unit released new products including the Motorola-branded FX800t fixed wireless telephone, and the Asset-Link 100 and Asset-Link 200 telematics products. The GPS Business Unit released a number of new products including the Vector heading sensors and Seres smart antenna.

On November 21, 2002, the Corporation completed a private placement of 3,287,309 Common Shares and 1,643,655 share purchase warrants. The shares were issued at a price of $1.30 per share for gross proceeds of $4.3

million. The warrants entitled the holders to acquire an aggregate of 1,643,655 Common Shares at a price of $1.80 per share. 1,563,462 warrants were exercised in December 2003 and the balance of 80,193 warrants were exercised in January and February 2004.

2003

During 2003, CSI Wireless announced, among other things, the following developments:

- On May 28, 2003, CSI Wireless announced that it had signed an agreement with FleetBoss Global Positioning System Solutions Inc. ("FleetBoss") to supply a customized version of CSI Wireless' Asset-Link 200 product as hardware for FleetBoss' systems for monitoring fleet vehicles. The agreement provided that FleetBoss will purchase approximately $2 million of Asset-Link 200 units from CSI Wireless during the following 24 months.

- On June 17, 2003, CSI Wireless announced that it had received purchase orders from RHS Inc. for CSI Wireless' Outback S® and Outback 360® products valued at approximately $11 million.

- On July 2, 2003, CSI Wireless announced that it had been awarded a patent on its ceramic frequency filter for differential GPS correction signals. The patented filter is a key element in CSI Wireless' MBX3 Differential GPS Receiver.

- On July 15, 2003, CSI Wireless announced that it had been awarded a patent for its antenna splitter technology found in the AVL-1 Antenna Signal Splitter, which uses the vehicle's standard AM/FM radio antenna to receive accuracy enhancing differential GPS signals for the automotive market.

- On August 11, 2003, CSI Wireless announced that it had successfully closed an offering of 3,305,750 units issued at a price of $1.60 per unit for gross proceeds of approximately $5.3 million. Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $2.00 until August 8, 2005.

- On October 1, 2003, CSI Wireless announced that it had been denied a claim against a previous customer for alleged breach of contract and that total expenses, including legal fees, tribunal hearing charges, inventory write-offs and other costs related to the claim were expected to be approximately $1.2 million in the third quarter of 2003.

- On October 6, 2003, CSI Wireless announced that Brian Hamilton, the Company's Executive Vice-President and Chief Financial Officer, resigned and that Cameron Olson, the Company's Vice-President of Finance for the Wireless Business Unit had been named the Company's new Chief Financial Officer.

- On October 16, 2003, CSI Wireless announced the launch of its new GSM-based Asset-Link™ 400 asset tracking and telematics product.

- On December 2, 2003, CSI Wireless announced that it had received an initial $2.1 million purchase order from RHS Inc. for CSI Wireless' new GPS Assisted Automatic Steering System that RHS Inc. has named eDrive®.

- On December 8, 2003, CSI Wireless announced the introduction of two new products for the global aerial guidance market, namely, LiteStar II, a low-cost entry-level guidance system, and AerialACE, an automated variable rate flow control system for aerial spraying.

- On December 17, 2003, CSI Wireless announced that it had expanded its partnership with BrightStar Corporation to develop a GSM version of its fixed wireless telephone.

- On December 18, 2003, CSI Wireless announced that in November and December of 2003 a total of 1,782,000 Common Share purchase warrants were exercised by the holders thereof resulting in the receipt of proceeds of $3.1 million.

RECENT DEVELOPMENTS

On March 3, 2004, the Corporation completed a private placement pursuant to prospectus exemptions under applicable securities legislation of an aggregate of 5,000,000 special warrants ("Special Warrants") at a price of $3.25 per Special Warrant for gross proceeds of $16.25 million. The Special Warrants were issued pursuant to a special warrant indenture dated as of March 3, 2004 between the Corporation and Computershare Trust Company of Canada (the "Trustee"). Each Special Warrant entitled the holder thereof to acquire one Common Share at no additional cost at any time until the Expiry Time on the earlier of: (i) the sixth (6th) Business Day following the day upon which a receipt for a final prospectus relating to the distribution of Common Shares issuable upon the exercise of Special Warrants had been obtained from or on behalf of the securities commission or similar regulatory authority in each of the Filing Jurisdictions; and (ii) July 3, 2004 (the "Expiry Time"). Any Special Warrants not exercised prior to the Expiry Time were deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder. Receipt for a final prospectus qualifying the distribution of 5,000,000 Common Shares of the Corporation, issuable upon exercise of the 5,000,000 Special Warrants, was obtained by the Corporation on March 30, 2004. Accordingly, on April 7, 2004, the Corporation issued 5,000,000 Common Shares on the deemed exercise of the Special Warrants.

BUSINESS OF THE CORPORATION

This section discusses the major events or conditions that have influenced the general development of the Corporation over the last three completed financial years, as applicable, including significant acquisitions and dispositions that have occurred.

WIRELESS BUSINESS UNIT

General

Through its Wireless Unit, CSI Wireless designs, manufactures and markets cost-effective wireless products for mobile and fixed applications in commercial and consumer markets. The Company has been developing cellular technology and products since 1987 and has created an extensive portfolio of intellectual property that enables it to develop products that operate on a variety of wireless platforms. In the third quarter of 2002 the company launched its fixed wireless telephone for markets where wireless products compete against local phone companies and for developing countries that lack sufficient wired infrastructure. In the telematics product line, the Company's Asset-Link™ family of products offers solutions for mobile asset management, safety and security and fleet management. All of these products are positioned to provide one of the few solutions in the industry that use chipset level designs and the associated depth of technology, working in both analog and digital standards that allows CSI to significantly differentiate its product offering.

Industry Background and Trends

The wireless communications industry has seen significant growth with over 158.7 million current cellular subscribers in the United States according to the Cellular Telecommunications Industry Association ("CTIA"), up from 34 million subscribers in 1995 (CTIA website: www.ctia.org - May 8, 2004). This growth has occurred as a result of declining cost, broadening network coverage, expanding product features and improved reliability. While the majority of wireless use has been voice-based, the transmission of wireless data for commercial and consumer applications is beginning to enjoy significant growth. The industry remains in transition as digital 2.5 generation ("2.5G") networks begin to reach the major metropolitan markets, and initial market trials of 3rd generation ("3G") wireless protocols are in process. In rural areas, the traditional analog (or AMPS) cellular standard remains the primary means of wireless connectivity. Providing ubiquitous nation-wide digital coverage will not likely be possible for several years, and therefore companies like CSI Wireless, that produce multi-mode (analog and digital) hardware continue to enjoy an advantage for mobile markets. The telematics market growth to date has been based

primarily on analog cellular products, and as a result, there is a large opportunity to not only provide OEMs with a transition to digital technology, but to also address the estimated emerging opportunity for the retrofit of commercial and consumer vehicles currently utilizing analog devices. For new customers, service growth in mobile resource management and telematics is expected to be split evenly for the next few years between commercial sectors and consumer devices.

Wireless Communications Technologies

The North American public wireless voice and data communications industry is comprised of several technologies used together or individually by over 75 wireless service providers (www.rca-usa.org - May 2004).

First Generation Technologies - Analog Circuit-Switched. The Advanced Mobile Phone Service ("AMPS") is a circuit-switched, analog wireless technology and is currently the most widely used North American wireless technology due to its broad geographic coverage. AMPS operates using Frequency Division Multiple Access ("FDMA") that assigns each user a unique frequency channel for the duration of its telephone conversation. Because there are a limited number of frequency channels available in a given cellular area, AMPS telephone networks have a limited capacity that can result in loss of service in high usage areas.

Second Generation ("2G") Technologies - Digital Circuit-Switched. Since the early 1990's, digital techniques that convert analog voice signals into digital data for transmission have been developed to improve the efficiency, security and reliability of wireless transmission and to enable advanced services such as text messaging. These technologies are used in conjunction with FDMA circuit-switched technology and increase capacity by sharing the frequency channels between users.

Time Division Multiple Access ("TDMA") is a digital wireless technology that increases the number of potential users in an area by assigning each user a specific timeslot on a common frequency channel, thereby allowing up to eight users to transmit on the same channel. TDMA has had pre-eminence in the western hemisphere with more than 48% of the geographic markets covered, however, many TDMA operators are converting their networks to GSM technology, which dominates the global market. Globally, TDMA subscribers represent about 8% of worldwide cellular subscribers (EMC World Cellular Database – March 2004).

The Global System for Mobile Communications ("GSM") established in Europe is the international standard, and the worldwide leader, for digital wireless transmission. GSM claims approximately 72% of the global digital wireless market with global subscribers in excess of 1 billion. This represents an increase of almost 400 million subscribers since the beginning of January 2002 (EMC World Cellular Database – March 2004). Many carriers have announced plans to convert their networks to GSM in the coming years, therefore, these subscriber numbers are expected to continue to increase.

Code Division Multiple Access ("CDMA") is a 2G digital technology that splits wireless signals into pieces that are tagged with a user's code. These pieces are spread over several frequencies and are reassembled at the receiver. Like TDMA and GSM, this process permits a much more comprehensive use of the available frequency channels. CDMA subscribers represent about 14% of worldwide cellular subscribers, with a global subscriber base of 202 million (EMC World Cellular Database – March 2004).

Digital Control Channel. Control channels are digital channels that are used by the cellular networks for the transmission of information related to call initiations between cellular systems and cellular customers. Once a cellular call is initiated, the message in handed over to a voice channel by the network. Other cellular service providers also utilize these control channels to send small data messages over existing cellular networks and provide reliable transmission technique for applications that require lower data rate communications such as fixed telemetry and fleet management. Control channel data, currently implemented only on analog systems, is expected to migrate rapidly to digital networks. Cellemetry LLC and Aeris Communications, Inc. ("Aeris") are the exclusive operators of control channel services on analog networks in both North and South America.

Second Generation Technologies – Digital Packet-Switched. Circuit-switched wireless networks require that users be assigned a frequency channel and maintain the connection throughout the conversation, after which time the

connection is terminated. Users are charged based on the total connection time. Using "packet-switched" technologies, cellular users remain connected to the wireless network without having a channel assigned unless data is being transferred. Therefore, cost is based only on the data transferred, not the time connected. This is accomplished because data is accumulated in "packets" and sent in short bursts enabling a very efficient utilization of frequency channels. Relative to circuit-switched technologies, these technologies result in significant improvements in technical and economic performance.

Emerging Technologies – Third Generation ("3G") Technologies. 3G technologies will replace or augment existing networks with new standards. The primary 3G technologies being developed are:

- Enhanced Data Rates for Global Evolution ("EDGE")
- CDMA-2000
- Wideband CDMA ("wCDMA")

GPRS, 1XRTT and EDGE are sometimes referred to as 2.5G technologies as they represent an intermediate step in the digital wireless networks evolution prior to full 3G implementation. These technologies offer data speeds to users that are far better than 2G with much lower capital costs than 3G rollouts.

The ultimate transition to 3G technologies will require not only additional hardware and infrastructure investment, it will also require additional spectrum. Since the US has not yet auctioned its 3G spectrum, the dates for 3G deployment in the US remain questionable. Some carriers in Europe, who paid large amounts for European 3G spectrum, are petitioning governments for partial refunds based on world-wide delays in the deployment of 3G networks. As a result of these, and other factors, most analysts don't expect widespread deployment of 3G technologies for three to five years. Notwithstanding these delays, 3G technologies when they do arrive, will provide data transmission rates that will enable a much broader range of applications.

Wireless Data Applications Markets

Historically, the success of the wireless data transmission applications, such as those used in the automotive telematics and asset management markets, has been restricted by several factors including the high cost of wireless service and hardware, a lack of ubiquitous and reliable coverage, and business processes and systems that did not support the implementation of wireless technologies. However, recent developments in the industry have begun to mitigate these issues:

- *Broad coverage* – The growth in wireless networks has resulted in full coverage of North America through a variety of service providers and technologies.

- *Wireless service cost improvements* – The increase in the number of cellular subscribers has resulted in a reduction in cost associated with wireless service. In addition to reductions in the cost of voice networks, new data services such as those offered by Aeris.net, Cellemetry, digital SMS messaging and the introduction of new data services like GPRS, 1XRTT, and EDGE, are reducing the cost of service for data applications.

- *Wireless hardware cost reductions* – New technology and the expanding user base are resulting in a continuing reduction in the cost of wireless hardware.

- *Increasing data transmission rates* – Emerging technologies, such as GPRS, 1XRTT and EDGE, are increasing data transmission rates improving the effectiveness of many wireless data applications.

- *Systems Integrators* – Systems integrators and application service providers are developing services that simplify the implementation of wireless data applications across the wireless vertical markets.

- *Early entrants* – Early adopters of wireless data applications, such as utilities companies and public safety organizations, are demonstrating that existing products and services can be adopted efficiently and effectively and result in significant operating advantages.

As a result of the improvements in the environment for wireless data communications, numerous applications are being identified and pursued by product manufacturers, wireless networks, systems integrators, ASPs and end users. These include applications in the following vertical markets.

Telematics. Telematics, a term originally coined by Mercedes Benz, refers to in-vehicle communications of data and/or voice to provide roadside assistance, security, location-based connectivity or other driver and passenger needs. Examples include an automatic call for emergency assistance, including precise location information, if an airbag is deployed; the ability to have a wireless, hands-free conversation with a call centre following an accident; or the ability of a remote call centre to open car doors where the keys have been locked in the car. Allied Business estimates that telematics services revenues are expected to exceed $5 billion by 2009 up from $1.5 billion for 2003.

Fleet and Asset Management. Businesses that employ large or high-value mobile fleets such as taxis, rental cars, transport trailers, heavy equipment, agricultural equipment, armoured cars and delivery trucks often bear unnecessary costs associated with lack of information regarding the location and operation of these fleets. By having complete location and other operating information, efficiency can be improved by optimizing fleet utilization, freeing up operating capital, reducing operating costs and improving customer service. In addition to operating improvements, losses from theft of both vehicles and cargo can be reduced, geographic fences can be defined and operating performance can be monitored.

Fixed Wireless Local Loop. Fixed wireless local loop ("WLL") refers to the use of wireless technologies to provide voice and data communication services to residential or business customers rather than connecting such customers to networks using copper wire. Typically, WLL has been seen as a solution to reduce the infrastructure costs associated with providing widespread telecommunications in developing countries.

The significant advances in wireless technologies and systems supporting wireless commercial and consumer applications have resulted in the infrastructure being in place for dramatic growth in wireless data applications. This infrastructure is expected to continue to grow at a significant pace as emerging technologies come into place and as hardware manufacturers and systems integrators continue to develop applications that result in effective and efficient products that streamline activities for businesses and individuals.

The CSI Wireless Solution

CSI Wireless designs, manufactures and markets cost-effective telematics and fixed wireless telephone products for mobile and fixed applications in commercial and consumer markets.. The Company's technology portfolio includes a wide variety of wireless protocols that enable a range of solutions dependent on business and personal needs. The following characteristics describe the competitive advantages associated with the Company's products.

Breadth of Proprietary Wireless Technologies. CSI Wireless has been a pioneer in wireless communications technologies since 1987 and has developed a proprietary portfolio of wireless technologies that serve a wide range of applications. This wide range of technologies is incorporated into our products enabling customers to select the technology most appropriate for the needs of the specific application with respect to data rate, frequency of messages, geographic coverage, cost and others. Table 1 describes the Company's existing wireless technology portfolio.

Table 1 - Wireless Core Technology

Air Interface	Network	Status
AMPS	AMPS Cellular	In Production
Aeris MicroBurst	AMPS Cellular Control Channel	In Production
TDMA PCS	TDMA 800/1900	In Production
GSM	GSM, GPRS and AMPS	In Development
ReFLEX Paging	ReFLEX Paging	In Development

The Company will continue to incorporate appropriate emerging wireless standards into its products as the respective networks become available on a broad basis. The Company's strategy includes integration of GPS technology with all of the protocols listed above. The wireless technology roadmap the Company plans to follow at this time is:

Planned Release	Wireless Technology
Q2 2004	GSM/GPRS/AMPS
Q4 2004	ReFLEX
2005	EDGE
2006	Global UMTS (WCDMA)

Proprietary Positioning Technologies. CSI Wireless has been a leader in designing high precision positioning technologies since 1990 and is one of only a few companies competing in the wireless location markets owning both wireless and positioning technologies. The Company has a proprietary portfolio of technology related to GPS, differential GPS and antenna technologies. These technologies are an important component of devices that access wireless vertical markets requiring wireless location solutions.

Strong Partnerships in the Fixed Wireless Market. CSI Wireless has established and continues to develop two very strong relationships for its fixed wireless products. CSI has a strategic relationship with Brightstar Corp., one of the leading distributors of Wireless products in Latin America, and through Brightstar, CSI has developed a relationship with Motorola. The primary fixed wireless product designed and manufactured through CSI Wireless - the FX800t - is branded by Motorola. In 2003 CSI expanded its relationship with Brightstar with an agreement to develop a GSM based fixed wireless phone that will be sold globally. Through CSI's relationship with Brightstar, CSI has strong opportunities to sell products in Latin America. Through its relationship with Motorola, CSI has access to a recognized brand for Wireless products, and also has benefited from Motorola's strength in product quality, manufacturing and global presence.

Price. While the Company uses an external manufacturing partner to achieve low wireless product manufacturing costs and high quality, its proprietary radio and GPS designs, and its radio and GPS design capabilities, provide it with a cost advantage over many of its competitors. In addition, CSI has also focused on reducing the cost in customer applications. As an example, the Company has incorporated control channel technologies into its products providing a low cost alternative to customers requiring low data rate transmission capabilities.

Telematics Market & Application Knowledge. CSI is a pioneer in the aftermarket telematics and mobile resource management field. Through its work in telematics and mobile resource management it has developed an understanding of market needs, applications and the required elements to delivering end customer solutions. Having delivered a number of end customer solutions into various verticals in these markets, CSI is uniquely positioned to help many of the new solutions providers succeed in addressing their target markets.

Ease of Use. CSI Wireless' products are designed for ease of use and also to allow customers to customize the product to address specific application or vertical market requirements. The Company offers its customers several unique features including: a customer configurable application layer; a developer's kit and software tools that support the integration of the product into the customers systems; a unique protocol for communication with telematics devices designed specifically to work with cellular networks; and a series of alternative installation tools to simplify the overall installation process. In addition, the products are designed to be scalable, allowing for

functionality consistent with customer and application need, yet providing manufacturing efficiencies through economies of scale.

Quality. The Company's products are engineered to high standards and are subjected to extensive testing. The Wireless Unit has adopted an external manufacturing strategy and has established relationships with large manufacturing companies that meet the highest quality standards (including ISO 9000 Certification).

Business Strategy

CSI Wireless' objective for the Wireless Unit is to be a leading global provider of wireless communications devices in the telematics and fixed wireless telephone markets.. Key elements in the Company's wireless business strategy include:

Expand Technology Portfolio. The Company's research and development capabilities have been, and will continue to be the key driver to success in the rapidly evolving wireless markets. The Company intends to continue to expand its technology offerings by developing its wireless and positioning technology portfolios and by implementing strategies to protect its proprietary technology.

Implement Disciplined Product Development. Formal product development processes are necessary to increase the assurance that the Company develops the right products, on-time, on-budget and on-schedule. These processes will link the following activities:

- Business Development (Ideas Inventory, Opportunities Identification)
- Product Management (Business Case, Marketing Specifications, Complete Product Life Cycle Management, Communications, Reporting, Beta Testing)
- Program Management (Engineering Project Management, Design Verification Testing)
- Production Management (Design for Manufacturability, Design for Test, Materials Optimization, Production Planning)
- Product Termination Management

Diversify Markets. Recent history has shown that new markets for technology advance at varying rates based upon many factors that are difficult to predict. In the near term, the Company intends to target the following vertical markets to which it will supply relevant hardware solutions:

- Consumer Telematics in niche verticals.
- Safety & Security Telematics
- Fleet and Asset Management
- Fixed Wireless Local Loop

In addition to diversity of market verticals, the Company is also focused on diversifying the regional markets into which products are sold, with a goal of increasing the non-North American sales concentration.

Develop Multi-Market Multi-Protocol Products. CSI Wireless is developing products that incorporate a variety of wireless communications technologies intended to serve different vertical markets and customer needs.

Expand and Develop Strategic Relationships. The wireless communications industry environment is extensive, competitive and rapidly changing. Management believes that in this environment, it is critical to develop and maintain strategic relationships with suppliers, communications network suppliers, systems integrators, original

equipment manufacturers, and industry associations. These relationships provide the Company with access to broad distribution channels, new sales opportunities, technology insights and market intelligence.

Broaden Procurement Power. The wireless communications hardware industry has been faced, and in management's opinion will continue to face, severe components shortages as a result of the dramatic growth in demand for wireless products. The Company is developing and implementing strategic procurement strategies to enhance its purchasing power.

Enhance Manufacturing Quality and Capacity. The Wireless Unit has adopted an External Manufacturing ("EM") strategy in order to focus its capital on the development of technology and products designed to achieve its business strategy. The Company has established relationships with EM companies designed to ensure a high quality product with capacity for production growth in the face of expanding market opportunities.

Pursue Focused Acquisitions. Where appropriate, the Company will supplement internal growth and technology development with acquisitions when such acquisitions are viewed by management as assisting in the acceleration of the achievement of the Company's business strategy.

Invest in Intellectual Capital. CSI Wireless believes that the people in all levels of the organization have been, and will continue to be the key factor in the achievement of its objectives. As such, the Company will continue to place a high priority on its intellectual capital.

Products

CSI Wireless uses the communications technology it designs to build wireless products that allow commercial and individual users to communicate and to maintain contact with their stationary or mobile assets.

Asset-Link™. The Company's *Asset-Link™* product line uses public wireless networks to give enterprise management real time visibility to infrastructure, vehicles, cargo and people. The *Asset-Link™* product line is a technologically integrated solution for mobile asset management that combines cellular connectivity, GPS, and embedded intelligence to collect, process and deliver business information. This product is used by customers in automotive telematics, safety and security applications, fleet management and asset management applications such as truck and trailer fleets, heavy equipment and automobile rentals.

Fixed Wireless Telephone. The Company's first Fixed Wireless Telephone is branded by Motorola, with a product name of FX800t. It is a fixed base three watt digital (TDMA) wireless telephone, providing increased transmit power (three watts) when compared to the majority of other products currently sold in the market. This product resembles a typical desktop or wall-mounted telephone but communicates wirelessly using cellular networks rather than linking to traditional copper wire telephone networks. The phones are used as part of wireless local loops, primarily in rural areas and developing countries where current landline systems are either unavailable or inadequate. In developing countries, wireless local loop telephone systems often represent the fastest and most cost-effective method of providing basic telecommunications services. The Company is currently developing a similar fixed wireless telephone based on the GSM technology standard.

Location Tag. The Company's newest telematics product category is the Location Tag. Location Tags are portable, small, low-cost, battery-operated devices that can be easily tracked using the Internet. This product will use the ReFLEX paging network for wireless communications, as well as highly sensitive GPS technology for strong location performance in challenging environments. At this time, CSI anticipates that this product will be released in late 2004.

The following table outlines the key elements of the Wireless Unit product line:

Product	Applications	Technology	Status
Asset-Link™	Safety and Security Fleet Management Telematics	Cellemetry or MicroBurst™/GPS AMPS/GPS AMPS/GSM/GPS	In Production In Production In Development
Fixed Wireless Telephones - Motorola FX800t	Wireless telephone delivery to residential and commercial locations	TDMA 800 GSM GSM/GPRS	In Production In Development In Development
Location Tag	Asset Tracking	ReFLEX Paging	In Development

Research and Product Development

The primary objective of the Company's engineering group is a clear focus on the product development supporting key contracts and supporting progression along the Company's technology roadmap. Opportunities with low strategic or economic value will not be pursued.

Current Activities

CSI Wireless has targeted major application service providers who service the key telematics market segments including rental car tracking, fleet management, delivery and service vehicles, and construction/agricultural equipment. CSI is developing a family of low-cost high performance products for this market. The Asset-Link™ family of products will include several wireless protocols to match networks throughout North America and the world. CSI Wireless is developing a GSM-based Asset-Link™ product to address the needs of these application/telematics service providers' international partners, as well as the digital product needs of North American customers. Management believes that by offering these companies a single protocol (Asset-Link™ PDI-Packet Data Interface) that operates over the AMPS and GSM cellular networks in the U.S., and that will also operate over the GSM networks of the world, the usefulness of these products to multi-national customers will be greatly enhanced.

CSI Wireless is completing cost reduction activities on its current fixed wireless telephone. The Company is also currently developing a GSM-based fixed wireless telephone for release prior to the end of 2004. As the GSM wireless standard is utilized by over 70% of global wireless subscribers, this product will greatly increase the addressable fixed wireless telephone market. The Wireless Unit has also recently commenced the development of the Location Tag utilizing the ReFLEX paging technology and highly sensitive GPS.

Marketing, Sales and Distribution

The Wireless Unit does not typically distribute its products directly to end-users. Rather, the Company has adopted a strategy of distributing its products through major OEMs, system integrators and service providers. OEMs typically integrate products into their own products and supply value-added services to end users through their own firmly established dealer and parts distribution networks. System integrators and service providers usually provide end-to-end solutions directly to the end user by reselling CSI's products and value-added services to specific vertical markets (e.g. AirIQ, PeopleNet, and Datacom).

In 2001, a comprehensive Channel Partner Program was put in place to expand the Company's relationships with significant customers and to improve the discipline with which the Company manages customer relationships. In 2002, that program was further expanded with Product Training classes included with Development Kits and a more focused effort to establish CSI as the hardware supplier of choice with telematics market makers.

CSI Wireless has developed relationships with approximately 5 key distribution partners who the Company believes are or will become key market leaders in their chosen verticals. These manufacturers, systems integrators and

service providers integrated CSI Wireless' PDI protocol into their customer solutions. All of these partners will be encouraged to sign up as a channel partner where they will receive marketing assistance, training, applications engineering support and sales leads in return. Currently CSI has 12 companies signed up to the channel partner program. The purpose of this program is to ensure that CSI Wireless provides maximum support to the market-makers and leverages its ability to distribute dramatically more product than has been sold directly to its customers.

The Wireless Business Unit of CSI Wireless sells its products primarily to customers in the Americas, however, overseas sales are expected to expand once the GSM-based telematics and fixed wireless telephone products are introduced. Of the Wireless Unit's 200 sales, approximately 91% (83% in 2002) were to customers in the United States, 8% (15% in 2002) were in Canada, and approximately 1% (2% in 2002) were in other countries.

Customers

Table 1 provides a representative selection of CSI's Wireless Unit customers:

Original Equipment Manufacturers	Systems Integrators/ Service Providers	Distributors (Branding)
PeopleNet Communications Corporation	AirIQ Inc. HeavyTrack.com, Inc. Datacom Wireless Corporation Fleetboss GPS Solutions Inc. Aercomtec	Directed Electronics (Viper, Clifford) Brightstar Corporation (Motorola)

Many of the manufacturers that use CSI Wireless' products are their own systems integrators, using the Company's products and software to build solutions for their customers. For example, CSI Wireless' customer, AirIQ Inc., is a systems integrator. They take the Asset-Link™ 200 product and build it into a solution to provide fleet and asset management solutions for their customers, which include a number of rental car companies

On December 17, 2002, CSI announced that it had signed a Supply Agreement with Datacom Wireless Corporation, based in Montreal, Quebec, to supply Asset-Link™ 100 telematics hardware for Datacom's MOBILUS stolen vehicle recovery system. Datacom deployed several thousand units throughout 2003.

On January 9, 2003, the Company announced an agreement with Directed Electronics, Inc., one of the world's largest after-market vehicle security system and remote vehicle starter manufacturer. CSI's Asset-Link™ product will be the hardware device in this product offering which will be marketed under the Directed Electronic's brands Viper, Clifford, Python and Automate. Directed Electronic's largest retail dealers include Best Buy and Circuit City in the United States and Best Buy and Future Shop in Canada.

On May 28, 2003, CSI announced an agreement with Fleetboss Global Positioning System Solutions Inc. to supply a customized version of CSI Wireless' Asset-Link 200 product as the core hardware for FleetBoss' systems for monitoring fleet vehicles.

Competition

CSI Wireless views its primary competitors by product as follows:

Product	Key Competitors
Asset-Link™	Motorola, Inc. Trimble Navigation Limited Aercept WebTech Wireless
Fixed Wireless Telephone	Telular LG Axesstel, Inc. Curitel Pantech
Location Tags	Trimble

Manufacturing

CSI Wireless outsources most of its wireless device manufacturing to MACK Technologies (Mexico). By outsourcing manufacturing activities, CSI Wireless benefits by:

- allowing for focus on core competencies which include research & development and sales & marketing.

- gaining access to the latest equipment, process knowledge and manufacturing expertise without making capital investment in facility costs.

- realizing significant financial benefits through high efficiency and superior capital utilization to a business model that leverages these resources among multiple customers.

- capturing the lowest total component costs through global volume purchasing programs.

- producing high quality products in a ISO certified facility.

Management believes that the drivers of success in the manufacturing area include:

1. Quality Systems

    (a) Component engineering and standardization

    (b) Document control

    (c) Engineering change ("EC") management

    (d) Quality audits

2. Time to Market

    (a) New Product Introduction ("NPI") programs and reviews.

    (b) Flexibility in design change and product enhancements.

    (c) Responsiveness to customer requirements and market demand.

3. Product Cost Reduction

(a) Design Cost Reductions

(b) Supply Chain programs and Vendor cost reduction programs/negotiation

(c) Component selection at the design level.

Facilities

The Wireless Unit currently leases approximately 7000 square feet of office space in Milpitas, Santa Clara County, California. A significant component of the Unit's research and development, activities are located in this leased facility. In addition, the Wireless Unit utilizes space in the Calgary facilities.

Personnel

At April 15, 2004, the Wireless Unit had 42 employees, in total, with 22 in Research and Development, 11 in Sales and Marketing, 6 in Operations and 3 in Finance and Administration. Of these totals, 15 engineers, 2 Sales and Marketing employees and 1 part-time Administrative employee work out of the Milpitas location.

GPS BUSINESS UNIT

General

Through its GPS Unit, CSI Wireless designs, manufactures and markets precision GPS positioning products for multiple markets including aerial and ground precision agriculture, geographic information systems and marine navigation. The Company's products include precision aerial and ground guidance systems, high accuracy DGPS receivers, autonomous GPS receivers, OEM engines (PCB-based GPS and DGPS sensors), and GPS and DGPS antennas.

Industry Background

The Global Positioning System

The United States Department of Defense ("DoD") operates a reliable, 24 hour per day, all weather global positioning system. This system consists of ground control facilities and a constellation of 24 satellites (plus active spares) orbiting the Earth at an altitude of approximately 22,000 km.

How GPS Works. GPS satellites transmit coded information to users at band frequencies (1.575 GHz) that allows user equipment to calculate a range to each satellite. GPS is a timing system, that is, ranges are calculated by timing how long it takes for the GPS signal to reach the user's GPS antenna. The GPS receiver calculates the range by referencing the time of transit of the signal to the speed of light.

To calculate a geographic position, the GPS receiver uses a complex algorithm incorporating satellite coordinates and ranges to each satellite. Reception of any four or more of these signals allows a GPS receiver to compute three-dimensional coordinates. Tracking of only three satellites reduces the position fix to two-dimensional coordinates (horizontal with fixed vertical). The GPS receiver calculates its position with respect to the phase center of the GPS antenna.

GPS Services. The positioning accuracy offered by GPS varies depending upon the type of service and equipment available. For security reasons, two GPS services exist: the Standard Positioning Service (SPS) and the Precise Positioning Service (PPS). The US DoD reserves the PPS for use by its personnel and authorized partners. The SPS is provided free of charge, worldwide, to all civilian users.

In order to maintain a strategic advantage, the US DoD has in the past artificially degraded the performance of the SPS so that the positioning accuracy was limited to 100 meters 95% of the time. This intentional degradation is called Selective Availability. On May 1, 2000, Selective Availability was reduced to zero, effectively turning off the degradation. The intention of this change was to stimulate the development of applications that utilize GPS technology, together with the related social and economic benefits.

With Selective Availability effectively turned off, autonomous GPS is able to achieve a horizontal accuracy of about 10 to 15 meters, with 95% confidence.

Differential GPS

The purpose of differential GPS or DGPS is to remove the effects of ionospheric errors, timing errors, and satellite orbit errors, with the goal of enhancing system integrity and position accuracy. Prior to May 1, 2000, DGPS also reduced the impact of SA.

How it Works. DGPS involves setting up a reference GPS receiver system at a point of known coordinates. This receiver makes distance measurements, in real-time, to each of the GPS satellites, which include any errors present in the system. The base station receiver calculates what the true range should be without errors, knowing its own coordinates and those of each satellite. The difference between the known and measured range to each satellite is the range error. This error is the amount that must to be removed from each satellite distance measurement in order to correct for errors present in the system.

Real-Time DGPS. To correct for system errors in real-time, the GPS base station transmits the range error corrections to remote receivers using wireless communications. The remote receiver corrects its satellite range measurements using these differential corrections, yielding a more accurate position. This approach is the predominant DGPS strategy used for real-time applications.

Positioning using corrections generated by DGPS radio beacons provides a horizontal accuracy of 1 to 5 meters with 95% confidence. Positioning using corrections generated by Wide Area Augmentation Systems ("WAAS") of other L-Band differential networks provides a horizontal accuracy of 1 meter or better with 95% confidence. CSI's SLX2 GPS technology is capable of centimetre level accuracy with short range (1 to 10 km) base station and radio link.

Differential GPS Services

The Company currently offers receiver equipment that is compatible with three main correction services: beacon DGPS, L-band satellite DGPS, and Space Based Augmentation Systems ("SBAS").

Beacon DGPS. Many marine authorities around the world have installed networks of medium frequency (283.5 to 325 kHz) beacons that broadcast free GPS correction information to users. When in range of a beacon, these signals may be used to differentially correct a GPS position. The achievable accuracy depends on the sophistication of the GPS receiver used, however, it will range from 1 to 5 meter accuracy.

An advantage of this free of charge service over satellite-based services is that beacon signals are able to provide excellent coverage around obstacles, similar to how AM radio signals are able to penetrate tree canopy or diffract around obstacles such as buildings and other structures. The disadvantages include its susceptibility to noise interference by man-made equipment and the decreasing applicability of correction information as users move away from the base station.

L-Band DGPS. Currently, two private organizations provide differential corrections to the positioning industry by transmitting correction data via an L-band communication satellite. These two services are the OmniSTAR system (provided by OmniSTAR, Inc.) and the Racal Landstar system (provided by Racal Electronics Plc). Both services are subscriber-based, however, their advantage is that they provide signal coverage to the majority of the world.

As networks of reference stations are used to provide correction information throughout the coverage regions, the correction data is optimized so that it does not degrade as readily as single reference station services, such as beacon

DGPS. The value of this feature is improved consistency of performance as compared to conventional services, improving the confidence of system users. Although the performance of L-band systems is more consistent than single base station systems, the overall accuracy provided is similar.

As these services broadcast in the L-band, similar to GPS, they are line of sight signals. The satellite must be in view of the antenna at all times, or acquisition may be lost.

Space Based Augmentation Systems. Space Based Augmentation Systems ("SBAS") usually refer to wide area DGPS systems constructed for aviation use. The most notable network is the US Federal Aviation Administration's ("FAA") Wide Area Augmentation System ("WAAS"). This network is similar to that of OmniSTAR in that it uses satellite transponders to relay correction information back to Earth.

These free of charge systems have been developed primarily for aviation navigation. They use a different methodology for correcting GPS errors than beacon or L-band services. Instead of attempting to solve for the sum of errors as observed by measurements to each satellite, this system attempts to solve for each error separately. The advantage of this approach is that if the errors, including satellite orbit, clock, and ionospheric errors can be determined separately, a more consistent level of accuracy can be achieved in comparison to range measurement methods. Even though the elegance of this correction technique will likely improve the consistency of accuracy further over L-band services, it will provide a similar level of overall accuracy when compared to beacon and L-Band services.

Another benefit of WAAS, and other compatible SBASs, is that their signal is broadcast at the same frequency as GPS, allowing suitably designed GPS receiver systems to track both GPS and WAAS. This saves overall system cost as compared to requiring a separate differential receiver for beacon or L-band. However, a drawback of transmitting data at the GPS frequency is that the signal is line of sight, increasing the potential for loss of the signal.

As these systems are being developed for regional coverage, the FAA's WAAS provides excellent coverage to the majority of the United States and parts of Canada and Mexico. Coverage over other regions of the world is the responsibility of respective regional authorities. The overall goal of SBAS is to develop an interoperable GPS augmentation system covering the majority of air traffic routes. It is likely that this will ultimately provide coverage to the majority of the world.

In addition to WAAS, SBASs are currently under construction in other regions of the world. The European Space Agency is deploying the European Geostationary Overlay System ("EGNOS"). The Japan Civil Aviation Bureau ("JCAB") is developing the MTSAT Satellite-based Augmentation System ("MSAS"). Efforts to begin the construction of similar and compatible GPS augmentation systems by other aviation authorities around the world will likely occur in the next few years.

The CSI Wireless Solution

CSI Wireless has been a leader in the design and manufacture of competitive, high accuracy GPS positioning devices since 1990. The following characteristics describe the competitive advantages associated with the Company's GPS products.

Technology. The Company's technology portfolio has been expanded beyond DGPS technology through development and strategic acquisitions. Today, the GPS technology portfolio includes strong proprietary technology in GPS, DGPS and guidance. The GPS Engineering team has become known in the industry for innovation and creativity as a result of achievements such as:

- CSI Wireless was the first company to successfully bring a combination GPS/beacon receiver module to market able to offer a competitive price-point and a compact form-factor.

- CSI developed an AM/FM beacon antenna coupler that uses the existing AM/FM vehicle antenna for supply of the beacon signal to the beacon receiver.

- The Company developed a high quality beacon receiver design that provides superior immunity to man-made noise, resulting in high performance under noisy conditions.
- The new SLX-2 and SX1 module provides sub-5 cm accuracy positioning for advanced applications by incorporating Real-Time Kinematics ("RTK") technology.
- Cost reductions have been continually achieved through initiatives such as the combination of GPS and differential receivers in one module to share common resources and the design of integrated antennas.
- The Company has developed a GPS heading sensor that combines two GPS receivers and two antennas into a single enclosure to provide heading information to within a half-degree accuracy.

Range of Options. The Company's DGPS products are compatible with all three primary sources of differential corrections currently available: beacon, L-Band and SBAS. This provides customers with the option of selecting the technology that is most compatible with the application considering several factors including the required precision and cost. To date, none of the DGPS correction sources has proven itself as an industry standard as each service has advantages and disadvantages when compared to the others.

Price. The GPS Unit has distinguished itself as a low-cost provider of GPS positioning devices while maintaining a high level of performance, features and quality. The Company continues to pursue means of reducing the cost of its products in order to maintain its competitive advantage. For example, the Company created a higher degree of silicon integration between the GPS and DGPS components for certain of its products, thereby giving rise to significant cost savings.

Reliability. The Company's products are designed to meet very high standards with respect to reliability in a wide range of applications and environments. For example, the Company has implemented a difficult agricultural standard (EP455) against which to evaluate its products. This will ensure that its products are able to withstand the harshest environments.

Quality. CSI Wireless has selected component suppliers that meet very high standards for quality, and assembles its GPS products internally, continuously maintaining a high standard of quality control and documentation to ensure continued high quality products.

Ease of Use. The Company's products are designed for simple integration with its customers' applications and/or products. In addition, a significant investment is made in customer support in an effort to ensure that customers have the resources that they need to get full benefit from the products. For example, the Company adds and modifies software, as required, to permit tailored integration of its products with customer applications.

Business Strategy

Expand Technology Portfolio. The GPS Unit's success in the past has been driven by the ability of the research and development team to develop new positioning technology, respond to environmental and market changes, and apply creativity and innovation in the development of new products that meet the evolving demands of its customers. The Company intends to continue to focus on technology leadership and innovation.

Optimize Product Cost. The Company intends to continue to aggressively pursue opportunities to reduce or optimize the cost of its products by balancing functionality, performance and quality with customer need and through design and manufacturing improvements.

Expand and Develop Strategic Relationships. Management believes that strategic relationships with suppliers, OEMs and other customers enable it to realize value from the Company's technology while avoiding or reducing the dedication of resources to many areas. For example, the Company's relationship with RHS Inc. to design and build the Outback family of guidance products has increased the Company's share of the ground agricultural market significantly.

Enhance Manufacturing Quality and Capacity. The Company has focused on the maintenance of high quality standards for manufacturing. Time and resource investments in quality development, design and manufacturing processes are designed to ensure that the Company's products will continue to meet the needs of its customers for functionality, performance and quality.

Pursue Focused Acquisitions. Where appropriate, the Company intends to supplement internal growth and technology development with acquisitions where this will accelerate the achievement of the Company's business strategy.

Invest in the Company's Intellectual Capital. CSI Wireless believes that the people in all levels of the organization have been, and will continue to be the key factor in the achievement of its objectives. As such, the GPS Unit will continue to place a high priority on its intellectual capital.

Products

Precision Agriculture Products

CSI Wireless' precision guidance products for agricultural use include the AirStar M3, SwathStar M3, CornerPost and the Outback® line of products.

The AirStar M3 is a high-performance aerial guidance system, while the SwathStar M3 is a high-performance land-based guidance system. Both are very accurate for spraying, swathing, mapping, yield monitoring and soil sampling.

The CornerPost, introduced in June 2002, is for use with CSI's ground-based agricultural guidance systems. Because the CornerPost can achieve one-inch accuracy, it is ideal for precisely spaced row-crops while planting, cultivating, bedding and installing irrigation. The CornerPost eliminates crop damage that occurs if planting, cultivating or other equipment deviates only a few inches to the left or right from prescribed rows.

CSI Wireless' precision guidance products for the agriculture industry include the extremely popular Outback® S, Outback® 360 and Outback eDrive, all of which were developed and built under contract for RHS Inc. RHS has a well-established distribution network in North America, and recently established similar networks in Central and South America, Australia and Europe.

The Outback® S features a highly accurate DGPS and Wide Area Augmentation System (WAAS) receiver. It enables farmers to navigate their fields with minimal overlap, whether in straight lines or contours, in any visibility – including darkness. Eliminating overlap saves enough time, fuel, fertilizer and insecticide that Outback® S purchasers say they typically recoup the costs of their new, easy-to-install-and-operate guidance systems in only 12 to 18 months.

The Outback® 360 is an accessory product to the Outback® S. It is a computerized visual aid system that features a high-resolution colour display that effectively enables farmers to look down from the sky – monitoring the progress of their tractors and farming implements as they move across their fields, while collecting and processing data.

In December 2003, CSI Wireless and RHS Inc. introduced their new GPS-assisted automatic steering system named eDrive as part of the Outback® product line. eDrive is an easy-to-install after-market addition to the Outback® S that automatically steers tractors and self propelled sprayers along straight or contoured lines, enabling the driver to focus their attention on monitoring their sprayers, combines or other equipment to achieve greater efficiency. A key benefit of this technology is the reduction in driver fatigue allowing the machinery to operate for more hours each day or through the night if necessary.

OEM

CSI Wireless' OEM products, most of which are designed to serve markets other than agriculture, include the SBX-3A, the SLX-2, the Evolution and the SX-1.

The SBX-3A is a Differential GPS engine that augments a separate GPS receiver with free accuracy-enhancing correction data from networks of stations located throughout the world. The resulting positioning accuracy of the GPS receiver is between one and five metres.

The SLX-2 is a Differential GPS engine equipped to receive additional accuracy-enhancing data from two global sources – the fee-charging OmniSTAR system, and/or freely available SBAS such as the United States' WAAS, the EGNOS, and Japan's MSAS.

The Evolution and SX-1 are printed circuit board (PCB) modules that CSI Wireless introduced in April 2002. They are the industry's first truly affordable methods of receiving DGPS and SBAS signals all on one circuit board. The Evolution can achieve accuracies of two or three metres, and is ideal for various applications including marine. The higher-performance SX-1 features CSI Wireless' unique COAST™ and e-Dif™ technology that enable it – like the SLX-2 – to continue to effectively use out-dated differentially corrected data for up to 40 minutes without any significant accuracy degradation. The SX-1 is accurate to less than one metre, and ideal for applications such as precision guidance in agriculture, geographic information systems (GIS) and mapping.

GPS Heading Sensors

CSI Wireless introduced its Vector line of GPS heading sensors in late 2002.

Representing an entirely new core technology for the Company, the sensors enable users to maintain very accurate headings at substantially less than the cost of traditional gyrocompasses, or of competing GPS systems. The Vector line incorporates CSI Wireless' exclusive COAST™ technology as described below.

The Vector PRO is designed primarily for marine use. The Vector Sensor is targeted for the rapidly emerging "machine control" market – including agricultural and heavy construction equipment. These applications depend on very accurate headings.

The Vector PRO is a "smart antenna" system that combines two GPS receivers and two antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station Real-Time Kinematic (RTK) technique, the Vector ST provides heading information to within half-degree (0.5) accuracy – enough to replace gyrocompasses for many applications at a fraction of the cost. It is capable of receiving accuracy-enhancing data from land-based DGPS beacon stations and from space-based WAAS, EGNOS and MSAS.

The Vector Sensor is similar to the Vector PRO in that its two receivers are housed in a single enclosure. However, each of the Sensor's two antennas is housed in separate enclosures. Users can increase the distance between the antennas, which then increases heading accuracy. With the antennas two meters apart, the Vector Sensor computes heading information with better than 0.15 degree accuracy, matching or exceeding the accuracy of competitors' products while being significantly more affordable.

Integrated GPS Receivers

One of CSI Wireless' newest integrated receivers is the ultra-compact Seres. Introduced in February 2002, it is a combined DGPS/SBAS receiver and antenna system that is designed to serve several markets including precision guidance in agriculture, GIS and mapping. The Seres features CSI Wireless' exclusive COAST™ technology, and is also compatible with CSI's unique e-Dif™ software.

CSI Wireless' other integrated receivers include the DGPS MAX, GBX Series, MBX-3, SLXg3 and SLXg3 Combo. They are intended for a wide variety of applications including marine and land navigation, precision guidance in agriculture, asset-tracking, GIS and mapping. The DGPS MAX, which is CSI's flagship integrated receiver, features DGPS, SBAS, OmniSTAR and capability, plus COAST™ technology.

GPS Software

CSI Wireless has a growing variety of innovative GPS software products, including several that significantly enhance the location-sensing capabilities of other CSI products.

This software includes COAST™, which enables DGPS receivers to use original differential or accuracy-enhancing data for up to 40 minutes without seriously degrading accuracy. COAST™ makes various CSI Wireless receivers less likely than competing products to be affected by trees, buildings and other obstacles that temporarily block differential signals. COAST™ enables the receivers to "coast" through temporary signal outages with minimum impacts on accuracy. CSI Wireless products that incorporate COAST™ include the Seres, SX-1, SLX-2, Vector PRO, Vector Sensor and DGPS MAX.

In June 2002, CSI Wireless received a U.S. patent for its new e-Dif or "extended differential" software that enables standard GPS receivers to achieve the much higher accuracy available from DGPS, without any help from accuracy-enhancing differential signals.

e-Dif enables a standard GPS receiver, capable of only 10-metre or 15-metre accuracy, to internally generate differential corrections that improve its accuracy to one metre – without the expense or potential uncertainties of differential signals. e-Dif computes corrections that last for as long as 40 minutes, after which the receiver re-computes a fresh set of corrections for another 40 minutes.

e-Dif can save customers the cost of subscription fees for DGPS signals in regions such as South America, Africa and Australia where the signals are not free. Even in North America, where the signals are free, e-Dif is a valuable back-up against signal outages. And in northern latitudes, including many parts of Canada, e-Dif can achieve better accuracy than what is possible using free differential signals from public satellite networks such as WAAS, or when a receiver is on the fringe of land-based radio beacon networks.

CSI Wireless has integrated e-Dif software into many products including the DGPS MAX, SLX-2, SLXg3, SLXg3 Combo, Seres, AgIQ and Outback™ S.

Research and Product Development

The focus of the GPS Unit's research and development team is on expanding the Company's core GPS positioning and guidance technologies and the development of new products. Management of the Corporation believes that research and product development is the primary factor contributing to success and the primary barrier to entry into the GPS industry. Accordingly, CSI Wireless intends to continue to invest significant resources in research and product development activities.

OEM Modules. A new family of low-cost GPS modules have been completed, which incorporate the new Zarlink GPS chip-set. This is expected to reduce costs and improve margins on products using the SLX2 design. Management of the Corporation considers that this opportunity will increase reliability and the cost of certain of its products. Work has begun on GPS intellectual property that will permit the Company to be free of its dependence on IC suppliers for GPS hardware. This new platform will provide much greater flexibility and performance than is currently available with the Zarlink chipset.

Integrated Positioning Units. The completion of the integrated beacon receiver and H-field antenna has enabled the Company to go one step further and create a truly smart antenna which houses high end GPS and beacon receivers with an H-field beacon antenna and GSP antenna. In the first quarter of 2003, the Company also completed the development of a smaller integrated GPS/beacon receiver called the MiniMax, which is expected to open up new opportunities.

Heading Device. In late 2002, the Company finished development of the "GPS Heading Sensor". Utilizing two GPS antennas separated by a known distance and two GPS engines on a single board, the heading or direction is calculated to extreme accuracy. This heading is of great benefit to vessels, and or equipment. In the case of vessels, this heading can be used to orient radar antennas. Two configurations of this product were completed, a packaged

receiver with remote antennas, and a smart antenna. The remote antennas allow the user to select the level of accuracy required, by increasing the separation between them. The all-in-one smart antenna has a 0.5 meter baseline between the antennas, which provides 1 degree of accuracy 95% of the time.

Precision Guidance Systems. The M3 Swathstar and M3 Airstar guidance systems build upon the success of their predecessor guidance systems. A great deal of focus has been placed on cost reduction, ergonomics, ease of use and overall system functionality. In addition, in late 2003, the Company completed development of the automatic steering technology for use with the Company's ground precision agriculture products.

Antennas. The Company is currently investigating methods of reducing build cost of antenna designs in addition to simplifying manufacturing processes. It is anticipated that this process will provide a considerable savings in overall system cost and result in improved efficiencies.

Marketing, Sales and Distribution

CSI Wireless is focused on providing low cost precision technology and products to growing commercial and consumer GPS markets. CSI Wireless does not typically sell these products directly to end-user customers. The CSI Wireless strategy for distribution of its GPS positioning products continues to be through large OEMs and dealer networks with established channels for multi-country distribution. This strategy eliminates the need for the Company to devote significant resources to developing these distribution channels on its own. As part of its distribution strategy, CSI Wireless has developed strategic relationships with suppliers, OEMs and distributors that enable the Corporation to participate in a broader range of high growth commercial and consumer GPS-enabled markets.

The GPS Unit serves global markets. Of the GPS Unit's 2003 sales, approximately 74% (78% in 2002) occurred in the United States, approximately 10% (4% in 2002) occurred in Europe, 6% (4% in 2002) occurred in Canada and approximately 10% (14% in 2002) occurred in other areas of the world.

CSI Wireless' GPS positioning products currently serve the precision agriculture, marine, geographic information systems and other OEM markets. The Company's DGPS products are focused on markets where an accuracy level of five meters or less is required.

The Company's precision guidance products provide solutions for precision agriculture, GIS and mapping applications including ground based chemical applicators, yield monitoring, soil sampling, crop scouting and other precision farming applications.

From a customer's perspective, the primary benefits provided by DGPS and GPS are more accurate navigation, improvements in productivity and safety, and savings in costs and time. For example, in marine applications CSI Wireless' commercial customers typically use the Company's products for accurate navigation allowing vessels to maintain accurate headings while navigating, at substantially less cost than traditional gyrocompasses.

Further examples of the benefits provided by DGPS and GPS are in precision farming applications. The Compan's guidance products result in savings to users through reduced overlap and reduced driver fatigue. In addition, CSI Wireless' products can be used in conjunction with devices that monitor the grain yield on harvesting equipment. This yield monitor constantly records the harvest yield and in conjunction with a DGPS system, allows yield-by-field location maps which can be used in subsequent years to increase or decrease the type and amount of fertilizers and other additives used. Significant cost savings can be achieved by using these types of precision farming techniques.

Competition

CSI Wireless encounters competitors in each of its target markets and expects competition to intensify as acceptance and awareness of GPS technology increases. One of the Company's main competitors is Trimble Navigation

Limited ("Trimble"), believed to be the GPS industry leader. Trimble's GPS products currently address the survey and mapping, tracking and communications, navigation, precision agriculture and military systems markets. Other competitors offering products similar to those of the CSI Wireless include NovAtel Inc., Thales Navigation Inc., Beeline Technologies Inc., and Raven Industries. In addition, the Company expects to face competition from new market entrants over time.

Management is of the view that the principal competitive factors in the markets the Corporation serves include: ease of use, physical characteristics, power consumption, product features (including DGPS), product reliability, price, size of installed base, vendor reputation and financial stability of the vendor. Management of the Corporation believes its products compete favourably with competitors' products on the majority of the foregoing factors. The Corporation recognizes it may be at a competitive disadvantage against companies with greater financial, marketing, service and support and technological resources.

The Corporation also faces competition from various low-end, analog-based (as opposed to digital-based) manufacturers of DGPS receivers. Management believes the Corporation's primary advantage to be that CSI's digital-based products are viewed as being more reliable for every day operation and CSI products have a coverage range that is approximately 100% larger than the analog-based products.

Manufacturing

The Company manufactures and populates all printed circuit boardsand completes the final assembly and quality assurance testing of OEM modules, integrated positioning units and antennas in-house at the Calgary facility. The Operations Department of the GPS Unit provides production engineering to ensure that CSI Wireless' products can be manufactured in large volumes, technical production problems are corrected and averted, and alternative production methodologies are introduced to remain competitive. In addition, vendor and subcontractor qualifications are reviewed by the engineering group and test engineering is provided to guide the department in achieving specifications and ensuring product integrity. The Company sources its assembly materials and components from a variety of suppliers. All of the Corporation's suppliers are at arm's length. Alternate supply sources for all components is a desired goal for CSI Wireless, but currently is not available in all cases.

The Corporation is determined to maintain its position as a low-cost producer and to ensure that production processes are responsive, smooth and flexible to serve the needs of its customers.

Facilities

The GPS Business Unit conducts its operations from facilities in both Calgary Alberta and Scottsdale Arizona, with a combined area of 41,000 square feet to manufacture and assemble its products, carry out its research and development, sales and marketing and finance and administration activities. The facilities are being leased by CSI and are anticipated to be adequate to support annual GPS Unit sales for the foreseeable future.

Personnel

The GPS Unit currently has 95 employees in total with 26 in Research and Development, 18 in Sales and Marketing, 49 in Manufacturing Operations and 2 in Administration. Of these totals, 13 Engineers, 6 Operations employees, 10 Sales and Marketing employees, and 1 Administrative employee works out of the Scottsdale location.

DIVIDEND POLICY

The Corporation has not paid any dividends on the Common Shares during the last five financial years. The future payment of dividends will be determined by the board of directors of the Corporation and will be dependent on the financial needs of the Corporation to fund future growth, the general financial condition of the Corporation and other relevant factors. The Corporation does not intend to pay dividends on its Common Shares in the foreseeable future.

CAPITAL STRUCTURE

General Description of Capital Structure

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series (the "First Preferred Shares") and an unlimited number of second preferred shares, issuable in series ("Second Preferred Shares"). As at May 14, 2004, an aggregate of 32,677,290 Common Shares, 1,511,000 First Preferred Shares and no Second Preferred Shares were outstanding. The holders of Common Shares are entitled to vote at any meeting of CSI's shareholders (other than meetings of a class of shares of the Company other than the Common Shares); to receive any dividends declared on the Common Shares by the board of directors of CSI, subject to the rights of any shares of CSI ranking in priority to the Common Shares; and to receive the remaining property of CSI on dissolution.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation except as disclosed in following:

- On March 4, 2003, the Corporation repurchased 700,000 Common Shares from a director for cash consideration of $1,184,700 at the purchase price per share prescribed by the exempt issuer bid rules under the *Securities Act* (Alberta). The paid up capital of these shares was $1,340,749, and as such, $156,049 was treated as contributed surplus. Previously, the Corporation had advanced US$750,000 to this director as an interest-bearing loan, secured by the 700,000 shares held by the director. Subsequent to the Corporation repurchasing the shares from the director, the loan was repaid in full.

MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "CSY".

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2003			
January	1.70	1.20	526,085
February	1.66	1.58	404,300
March	1.95	1.20	573,200
April	1.49	1.22	320,586
May	1.50	1.19	723,526
June	1.78	1.35	977,130
July	1.95	1.51	1,211,069
August	1.92	1.53	1,597,779
September	1.85	1.61	1,365,796
October	1.79	1.41	1,340,003
November	2.26	1.79	4,848,882
December	2.23	1.86	2,206,101
2004			
January	3.04	1.85	5,258,166
February	3.68	2.82	6,713,053
March	3.42	2.46	7,511,200
April	3.25	2.60	3,214,163

DIRECTORS AND OFFICERS

CSI's board of directors is currently comprised of 7 individuals. The directors are elected by the shareholders by ordinary resolution, and hold office until the next annual meeting of the Corporation. The names, municipalities of residence, the offices held by each in CSI, the principal occupation of the directors and officers, the period served as director and the number of securities of the Corporation owned by such individual is as follows:

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Stephen A. Verhoeff Calgary, Alberta	President, Chief Executive Officer and a Director	1990 - Present	President and Chief Executive Officer of the Corporation.
Brian J. Hamilton(1)(3) Calgary, Alberta	Director	1996 - Present	Independent Businessman since October 2003. Prior thereto, Executive Vice-President and Chief Financial Officer of the Corporation.
Hamid Najafi Los Altos Hills, California	Director	June, 2000 - Present	President of Broadlink Research, Inc., a private technology company, since January 2003. Prior thereto, Chief Technology Officer of the Corporation since June 2000. Prior thereto, President of Wireless Link.
Michael W. Brower Felton, California	Director	June, 2000 - Present	President and founder of Fall Creek Consultants, Inc., a private technology consulting firm since June 2002. Prior thereto, Marketing Manager of Axiom Corp. Prior thereto, Senior Vice President of the Corporation and Wireless Link.

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Michael J. Lang[(1)(2)] Calgary, Alberta	Non-executive Chairman of the Board	1996 - Present	Chairman of StoneBridge Merchant Capital Corp. (a private investment company) and former Vice-Chairman of Beau Canada Exploration Ltd.
Howard W. Yenke[(2)] Medford, Massachusetts	Director	1996 - Present	Retired Executive
Paul L. Camwell[(1)(3)] Calgary, Alberta	Director	1998 - Present	Chief Technology Officer and Vice President for Extreme Engineering Ltd., an engineering and technology firm.
Colin Maclellan Calgary, Alberta	Chief Operating Officer	N/A	Chief Operating Officer since October 2003, and Senior Vice President and General Manager, Wireless from March 2002 to October 2003. Prior thereto, Vice President of Nortel Networks global wireless operations.
Theresa J. Lea Calgary, Alberta	Vice President and General Manager, GPS Business Unit	N/A	Vice President and General Manager, GPS, of the Corporation
Cameron B. Olson Calgary, Alberta	Chief Financial Officer and Vice President, Finance	N/A	Chief Financial Officer since October 2003 and Vice President, Finance of the Corporation since May 2000. Prior thereto, Director, Marketing Financial Services with PanCanadian Petroleum Ltd.
Chris Carver Calgary, Alberta	Vice President Product Marketing, Wireless Business Unit	N/A	Vice President Product Marketing, Wireless of the Corporation since October 2000. Prior thereto, President of Motal Networks, a private technology company.
Phil Gabriel Calgary, Alberta	Vice President Sales, Wireless Business Unit	N/A	Vice President Sales, Wireless of the Corporation
Marc Saks Calgary, Alberta	Vice President, Product Development, GPS Business Unit.	N/A	Vice President, Product Development, GPS since January 2004. From 2002 to January 2004, Director of Canadian Research and Development at MCK Communications Inc., a public telecommunications company. During 2001 and 2002, Director of the Smart Antenna Division of Arraycom Inc., a private technology company. Prior thereto, Director of Product Development at Classwave Wireless Inc., a private wireless company.

Name and Municipality of Residence	Office Held	Period as Director	Principal Occupation
Michael Cummiskey Calgary, Alberta	Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit.	N/A	Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit. Prior to CSI, Business Development Manager at PraireComm Inc.

Notes:
(1) Members of the Corporation's Audit Committee.
(2) Members of the Corporation's Compensation Committee.
(3) Members of the Corporation's Corporate Governance Committee.

MANAGEMENT

Stephen A. Verhoeff, Calgary, Alberta
President, Chief Executive Officer and a Director

Stephen Verhoeff is President and CEO of CSI Wireless. He has been leading the company since its incorporation in 1990. His responsibilities include overseeing all aspects of corporate operations including marketing, financial reporting, manufacturing and administration. Before co-founding CSI, Mr. Verhoeff was President of Network Innovations Inc., a private corporation engaged in selling data communications equipment in Western Canada. He has a Bachelor of Commerce degree from the University of Calgary and a certificate in telecommunications management from Calgary's Mount Royal College.

Colin Maclellan, Calgary, Alberta
Chief Operating Officer

Colin Maclellan was appointed Chief Operating Officer in November 2003 after serving as Senior Vice-President and General Manager of CSI's Wireless Business Unit. Mr. Maclellan joined CSI in early 2002 after a 16-year career with Nortel Networks. At Nortel, he held a variety of executive positions including Vice-President of Nortel's global wireless operations and Vice-President of Nortel's overall Calgary operations – responsible for 2,800 employees and an annual revenue base that virtually doubled during his tenure. Mr. Maclellan was also responsible for Nortel's base station manufacturing activities for TDMA and CDMA technologies, and for its introduction of UMTS. He also worked with Nortel's GSM team in France and established manufacturing operations for Nortel in Brazil and China. He has an Electrical Engineering degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario in London.

Theresa J. Lea, CMA, Calgary, Alberta
Vice-President, and General Manager, GPS Business Unit

Theresa Lea is Vice-President and General Manager for CSI Wireless' GPS Business Unit. She joined CSI in 1997 as controller and was promoted to Vice-President in 1999 and to her current position in 2003. Ms. Lea is responsible for all functional areas of the GPS Unit. Before joining CSI, Ms. Lea held controller and senior financial positions in private and public companies in the steel fabricating, food processing and automotive industries. She completed her education and obtained her Certified Management Accountant designation while employed by the KPMG accounting and management firm between 1984 and 1988.

Cameron B. Olson, C.A., Calgary, Alberta
Chief Financial Officer and Vice-President, Finance

Cameron Olson is CSI Wireless' Chief Financial Officer and Vice President of Finance, with responsibilities for the Company's overall financial management and strategy. Before becoming CFO in 2003, Mr. Olson was Vice-

President of Finance for CSI's Wireless Business Unit. Prior to joining CSI in 2000, Mr. Olson held senior treasury and finance positions with Encana Corporation (known then as PanCanadian Petroleum Limited) and before that was a senior manager in taxation with Price Waterhouse. He holds a Chartered Accountant designation and earned his Bachelor of Commerce degree in Finance from the University of Calgary.

Chris Carver, Calgary, Alberta
Vice-President, Product Marketing, Wireless Business Unit

Chris Carver is Vice-President of Product Marketing for CSI's Wireless Business Unit. He joined CSI in 2000, bringing significant product management, wireless and marketing experience, including 15 years of successful consumer product development work with firms such as Magellan Systems, Orbital Sciences and BAE Systems. Before CSI, Mr. Carver was President of Motal Networks, the first company to deliver e-mail and Internet to corporate jet passengers. Earlier, he led the product marketing efforts at Infomove, one of the first companies to bring the Internet to users in automobiles. He has a Masters Degree in Engineering from Cornell University and an MBA from the University of Pittsburgh, with a concentration in telecommunications.

Phil W. Gabriel, CSP, Calgary, Alberta
Vice President, Sales, Wireless Business Unit

Mr. Gabriel joined CSI in 1996 as a key business development consultant. He helped establish worldwide OEM and distribution agreements for CSI's differential GPS technologies that have sparked significant company growth. After CSI's acquisition of Wireless Link in 2000, Mr. Gabriel became an essential part of CSI's new Wireless Business Unit. Before joining CSI, Mr. Gabriel was National Sales Manager for AlliedSignal Aerospace, leading its Aeromarine Division business in marine electronics, airport runway systems and weather radar sales distribution. He also held a variety of positions – including Service Manager and Sales Engineer – in the then-fledgling computer peripherals industry. Mr. Gabriel is a Certified Sales Professional (CSP) who holds a diplomas in Electro-technology, plus Business and Marketing diplomas from McGill University in Montreal.

Marc Saks, Calgary, Alberta
Vice President, Product Development, GPS Business Unit

Marc Saks joined CSI in January 2004 as Vice-President, Product Development, GPS Business Unit and leads a product development team that is responsible for ensuring CSI Wireless' GPS Business Unit continues to be a global market leader. Mr. Saks has almost 20 years of experience in wireless technologies, data communication, software and hardware design and development, and telecommunications. He has held senior management positions in product development, R&D, engineering and project management. Mr. Saks joined CSI after a succession of increasingly responsible roles with several leading wireless/high-tech companies including Ericsson Communication, Nortel Networks, Verso Technology, ArrayComm Inc. and Classwave Wireless. Mr. Saks has a Bachelor of Mathematics and Computer Science from Concordia University in Montreal and Masters of Engineering.

Michael S. Cummiskey, Calgary, Alberta
Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit

Michael Cummiskey joined CSI in November 2003 as Vice President of Business Development for CSI Wireless' fixed wireless and radio products. He is the leader of all customer and marketing activities related to these product lines, which include CSI's very successful Motorola-branded fixed wireless telephone. Before joining CSI Wireless, Mr. Cummiskey developed an impressive record in leadership, business development and sales involving close relationships with major wireless hardware manufacturers, carriers and distributors. At PrairieComm, Inc., a major supplier of integrated wireless chipsets and software, Mr. Cummiskey held the position of Business Development Manager and led a number of design successes with high-profile wireless manufacturers of handsets, PDAs and data cards. Prior to that, Mr. Cummiskey was Global Account Manager for Mentor Graphics Corporation, responsible for managing the global business and technical relationships with Intel Corporation. He has Bachelor of Science degree in Computer Information Systems from Nova Southeastern University in Fort Lauderdale, Florida.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of CSI has, within the last ten years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person, except as noted below:

- Michael Lang was a director of Environmental Technologies Inc., which was given a cease trade order in 1997. Environmental Technologies Inc. was an affiliate of Beau Canada Exploration Ltd. and traded on the Alberta Stock Exchange. Mr Lang subsequently resigned as a director.

Penalties or Sanctions

No director, officer or promoter of the Corporation has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other wireless issuers, in which case a conflict may arise. See "Risk Factors."

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Corporation. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. An investment in the Common Shares of the Corporation involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with other information contained in this Annual Information Form.

Dependence on Key Personnel and Consultants

The success of the Corporation is largely dependent upon the performance its personnel and key consultants. The unexpected loss or departure of any of the Corporation's key officers, employees or consultants could be detrimental to the future operations of the Corporation. The success of the Corporation's business will depend, in part, upon the Corporation's ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high for the wireless data communication industry. There can be no assurance that the Corporation will be able to engage the services of such personnel or retain its current personnel.

Financial Results

Although it is anticipated that the Corporation will incur a profit for the year ended December 31, 2004, the Company has incurred losses in each of the prior 3 years. As such, there is no guarantee that the Company will be profitable in the current year.

Competition

The Corporation is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of the Corporation's competitors have greater financial, technical, sales, production and marketing resources. The Corporation competes with companies that also currently have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the wireless market and better implement technological developments.

There is no assurance that the Corporation will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both. The Corporation also expects that additional competition will develop in the wireless asset tracking market from new entrants trying to capitalize on this growth industry.

Availability of Key Supplies

The Corporation has based its estimates of marketing and production costs on information, which is presently considered by management to be reliable, and has assumed the cost effective availability of materials and supplies. CSI is reliant upon certain key suppliers for raw materials and components and no assurances can be given that CSI will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by CSI, the raw materials used in certain operations are available only through a limited number of vendors. Although management of CSI believes that there are alternative suppliers for most of its key requirements, if its current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on the Corporation's results of operations and its financial condition.

Dependence on Major Customers

For the year ended December 31, 2003, 71% (2001- 61%) of CSI's sales were made to its five largest customers. The loss of any of these customers could have an adverse effect on its business.

Wireless Industry Technology Risk

CSI's success in the wireless market may depend in part on its ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end user preferences and requirements. CSI products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. CSI may be unable to successfully address these developments on a timely basis or at all. CSI's failure to respond quickly and cost effectively to new developments through the development of new products or enhancements to existing products could cause the Corporation to be unable to recover significant research and development expenses and reduce its revenue.

Wireless Data Competition

The wireless data and communications industry is intensely competitive and subject to rapid technological change. CSI expects competition to intensify. More established and larger companies with greater financial, technical and marketing resources may decide to sell products that compete with the Corporation's. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If CSI is unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, its market share and revenues may be reduced.

Third Party Wireless Dependence

Customers can only use wireless products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of CSI products may decline and revenues may decrease.

Future Acquisitions

The Corporation may seek to expand its business, through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favourable to

the Corporation or that the acquired operations can be profitably operated or integrated into the Corporation. In addition any internally generated growth experienced by the Corporation could place significant demands on the Corporation's management, thereby restricting or limiting its available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies or products for acquisition, the Corporation may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, or debt financing, or a combination thereof. In such cases, the issuance of Common Shares or preferred shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result, among other things, in the encumbrance of certain of the Corporation's assets, impede the Corporation's ability to obtain bank financing, decrease the Corporation's liquidity and adversely affect the Corporation's ability to declare and pay dividends to its shareholders.

Proprietary Protection

The Corporation's success will depend, in part, on its ability to obtain patents, maintain trade secrets and unpatented know-how protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent the Corporation's rights. The Corporation relies on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. However, there can be no assurance that the steps taken by the Corporation will prevent misappropriation of its proprietary rights. The Corporation's competitors also could develop technology similar to the Corporation's independently.

Although the Corporation does not believe that its products or services infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Corporation or that any such assertions or prosecutions will not materially adversely affect the Corporation's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Corporation could incur significant costs and diversion of resources with respect to the defence thereof which could have a material adverse effect on the Corporation's business.

Conflicts of Interest

Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of wireless products and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Product Liability

The sale and use of the Corporation's products entail risk of product liability. The Corporation has product liability insurance, however, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

Exchange Rate Fluctuation

As the Corporation sells the majority of its products outside of Canada, fluctuation in exchange rates may affect the Corporation's profitability. The Company is however, in part, naturally hedged against such currency fluctuations, as the majority of the cost of sales and part of the fixed costs are incurred in US dollars.

Dependence on New Products

The Corporation must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Corporation were unable to successfully define, develop and introduce competitive new products, and enhance its existing products, its future results of operations would be adversely affected

Reliance on GPS Satellite Network

The Corporation's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Corporation's results of operations. In addition, there is no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, nor that the policies of the U.S. Government for use of GPS, without charge, will remain unchanged.

New and Emerging Markets

Many of the markets for CSI products are new and emerging. The Corporation's success will be significantly affected by the outcome of the development of these new markets.

Physical Facilities

The Company has facilities at three different locations, as well as component inventory, finished goods and capital assets at third party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and / or capacity to produce.

MATERIAL CONTRACTS

The Corporation currently has no material contracts in place outside of the normal course of business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, Suite 1200, Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9, are the auditors of the Corporation.

Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the Transfer Agent and Registrar of the Corporation.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Corporation to which the Corporation is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

Management's Discussion and Analysis of the financial conditions and results of operations of the Corporation as set out on pages 16 through 22, inclusive, of the Corporation's 2003 Annual Report is incorporated herein by reference. Additional information, including directors' and officers' remuneration and indebtedness to the Corporation,

principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained within the Corporation's Information Circular - Proxy Statement dated March 24, 2004 prepared in connection with the Annual and Special Meeting of Shareholders to be held on May 27, 2004, which information is incorporated herein by reference. Additional financial information is provided in the Corporation's comparative financial statements for its financial year ended December 31, 2003, together with the accompanying report of the auditor, which is included in the Corporation's 2003 Annual Report. Additional information relating generally to the Corporation may be found on SEDAR at www.sedar.com.

The Corporation shall provide to any person, upon request to Cameron B. Olson, the Chief Financial Officer of the Corporation, at the head office of CSI, 4110 - 9th Street, S.E., Calgary, Alberta, T2G 3C4, at any time, the following documents:

1. When the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (a) one copy of the current Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   (b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Corporation that have been filed for any period subsequent to its most recently completed financial year;

   (c) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as applicable; and

   (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) through (iii) above; or

2. At any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security-holder of the Corporation.

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Scott D. Kearl
Direct Phone: (403) 260-0395
Direct Fax: (403) 260-0330
sdk@bdplaw.com

Assistant: Lucie Leblanc
Direct Phone: (403) 260-0365

39

DELIVERED VIA SEDAR

May 18, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Division Department of Government Services and Lands
Government of Newfoundland and Labrador

Dear Sirs:

Re: CSI Wireless Inc. – Notice of Filing of Renewal Annual Information Form

Please take notice that CSI Wireless Inc. has filed its Renewal Annual Information Form for the year ended December 31, 2003, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 647360. Please note that CSI Wireless Inc. intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Scott D. Kearl*"

Scott D. Kearl

cc: CSI Wireless Inc.
Attention: Cameron B. Olsen (via e-mail)

Burnet, Duckworth & Palmer LLP
Attention: Mr. Jay P. Reid

G:\051434\0066\AIF Notice letter.doc

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Introduces GSM-GPRS Fixed Wireless Telephones

40

Newest additions to CSI's FWT product line feature voice, Internet and text-messaging capability

Calgary, Alberta – May 27, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, today announced specific product details and shipping plans for its new fixed wireless telephones that feature GSM (Global System for Mobile communications) and GPRS (General Packet Radio Service) technology for voice, Internet, email and text-message transmissions.

CSI's new "410 Series" of GSM-GPRS phones will feature a leading product feature set, with customized models that reflect the languages and frequencies of specific countries and regions. Full details about the 410 Series are available on CSI Wireless' Web site at www.csi-wireless.com.

The 410 Series has undergone successful prototype testing, and product shipments are to begin in the third quarter of this year. It is anticipated that the telephones will be sold in some geographic areas under one or more other companies' name brands.

The 410 Series will leverage the success that CSI has achieved with its Motorola-branded FX800t fixed wireless telephone for use with TDMA (Time Division Multiple Access) wireless technology, mainly in the Americas. CSI has sold almost $60 million of Motorola FX800t phones since introducing the product in late 2002 – enabling it to become the leading TDMA fixed wireless phone in the Americas.

CSI's Motorola FX800t is marketed exclusively by Brightstar Corporation, a Motorola licensee. CSI announced in December 2003 that it was expanding its partnership with Brightstar by starting to co-develop a GSM fixed wireless phone targeting the more than one billion consumers in 200 countries where GSM is the primary wireless technology. The 410 Series is CSI's response to that late-2003 announcement.

By now offering both TDMA and GSM fixed wireless phones through Brightstar, CSI Wireless has dramatically expanded its market opportunities. More than 600 wireless carriers and 80 per cent of the world's wireless phone subscribers rely on TDMA and/or GSM technology. The 410 Series supports either the 850/1900 radio frequencies used in the Americas, or the 900/1800 radio frequencies used in the rest of the world.

"CSI is already a major player in the *TDMA* fixed wireless telephone market," said Stephen Verhoeff, CSI Wireless' President and CEO. "We believe our new 410 Series positions us to also be a major player in the *GSM* fixed wireless telephone market – which is 10 times larger. GSM represents a huge opportunity, and one that we are aggressively pursuing on a global scale."

Fixed Wireless Telephones

Fixed wireless telephones represent a low-cost route for millions of consumers, in regions where traditional copper-wire landline telephone service is not available, to obtain wireless phone service with much broader signal range and better voice quality than what they can obtain from portable, battery-powered handsets.

Fixed wireless telephones are "fixed" in that they plug into standard AC electrical power outlets, and resemble standard wall-mounted or desktop phones. They are wireless in that they do not connect to conventional landline telephone systems, communicating instead over cellular networks. Fixed wireless phones are ideal, cost-effective alternatives for the many areas of the world where landline telephone infrastructures do not exist, are unreliable or unaffordable.

CSI's 410 Series

The 410 Series of GSM-GPRS telephones offers dual-band support (either 850/1900 MHz in the Americas or 900/1800 MHz in Asia, Africa, Europe and the Middle East) and multi-language capability. The phones' key attributes include a user interface customized to each user, and superior radio performance. They also feature text messaging, Internet and email capability, hands-free operation, three-digit PIN security to allow/block outgoing calls, memory capacity for 250 phone numbers, speed dial, auto re-dial, one-touch emergency dialing, a large back-lit display, 30 minutes of talk-time emergency back-up power, and attractive styling. 410 Series telephones are easy to activate, and installation involves simply plugging them into the nearest AC outlet. While the phones are primarily designed for developing countries, they are also ideal for developed countries – in homes, offices, RVs, motor homes, dorms, vacation homes, lodges, resorts, or anywhere else that people go.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

41

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of CSI Wireless Inc. (the "Corporation") held May 27, 2004 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7)	Resolution approved
2.	Ordinary resolution approving the election of the seven (7) nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated April 12, 2004 (the "Information Circular")	Resolution approved
3.	Ordinary resolution approving the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such	Resolution approved
4.	Ordinary resolution approving an increase in the number of common shares issuable under the Corporation's stock option plan, referred to as the "Stock Option Resolution", all as more particularly described in the Information Circular	Resolution approved
5.	Ordinary resolution approving the issuance by the Corporation, in one or more private placements, of such number of securities as would result in the Corporation issuing, during the next 12 months, an amount of securities not exceeding 16,000,000 common shares, as more particularly described in the Information Circular, and subject to the receipt of all necessary regulatory approvals (the "Private Placement Resolution")	Resolution approved

The resolutions to approve the matters outlined in numbers 4 and 5 noted above were conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of each of these ballots.

Dated at Calgary, Alberta this 27th day of May, 2004.

CSI WIRELESS INC.

Per: "Cameron Olson"
CAMERON OLSON
Chief Financial Officer

G:\051434\0067\Report in Respect of Voting Results - conformed.doc

Computershare

CSI WIRELESS INC.
ANNUAL SPECIAL (NON-ROUTINE) MEETING OF SHAREHOLDERS
MAY 27, 2004

SCRUTINEERS REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE ORDINARY RESOLUTION APPROVING THE FUTURE ISSUANCE OF COMMON SHARES OF THE CORPORATION BY WAY OF PRIVATE PLACEMENT IN EXCESS OF 25% OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION, BUT NOT EXCEEDING 16,000,000 COMMON SHARES, DURING THE TWELVE (12) MONTHS PERIOD COMMENCING MAY 27, 2004, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR.

VOTES FOR	2,963,819
VOTES AGAINST	718,342
TOTAL VOTES CAST	3,682,161
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	80.5 %
PERCENTAGE OF VOTES AGAINST RESOLUTION	19.5 %

DATED THIS 27TH DAY OF MAY, 2004
COMPUTERSHARE TRUST COMPANY OF CANADA

NAZIM NATHOO SCRUTINEER

VICTORIA JONES SCRUTINEER

Computershare

CSI WIRELESS INC.
ANNUAL SPECIAL (NON-ROUTINE) MEETING OF SHAREHOLDERS
MAY 27, 2004

SCRUTINEERS REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE ORDINARY RESOLUTION APPROVING AN AMENDMENT TO THE EMPLOYEE SHARE OPTION PLAN (THE "PLAN") OF THE CORPORATION, TO PROVIDE THAT THE MAXIMUM NUMBER OF COMMON SHARES OF THE CORPORATION WHICH MAY, FROM TIME TO TIME, BE ISSUABLE PURSUANT TO THE PLAN BE INCREASED FROM 3,165,000 TO 5,600,000 COMMON SHARES, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR.

VOTES FOR	2,930,219
VOTES AGAINST	751,942
TOTAL VOTES CAST	3,682,161
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	79.6 %
PERCENTAGE OF VOTES AGAINST RESOLUTION	20.4 %

DATED THIS 27TH DAY OF MAY, 2004
COMPUTERSHARE TRUST COMPANY OF CANADA

NAZIM NATHOO SCRUTINEER

VICTORIA JONES SCRUTINEER

42

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Provides Caterpillar Inc. with new Asset-Tracking Product

CSI supplying tracking systems to world's leading construction equipment manufacturer

Calgary, Alberta – June 3, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, today announced an agreement to begin supplying asset-tracking units to Caterpillar Inc., the world's leading manufacturer of construction and mining equipment. Initial shipments are to begin this month.

Caterpillar will offer its new Product Link PL102C as an after-market product to enable equipment owners and insurers to accurately monitor their assets' movements and engine running hours.

The Product Link PL102C will feature configurability to enable users to select what operational information – movements and engine hours being only two of many options – they want to remotely receive from their mobile assets. The Product Link PL102C will use the MicroBurst® cellular network developed by Aeris.net. MicroBurst employs existing networks' infrastructure as its transmission medium.

The core technology of the Product Link PL102C will be CSI Wireless' Asset-Link™ 100 asset-tracking system, which combines CSI's proven wireless and GPS technology.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Melanie Stone
Director,Marketing
Communications
Aeris.net
650-248-4475
Melanie.Stone@aeris.net

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless' Asset-Link™ Helping Texas Police Break Truck Theft Ring

Product that combines GPS and wireless technologies is ideal for tracking valuable assets

Calgary, Alberta – June 11, 2004 - (TSX:CSY): Texas police have recovered more than US$2.7 million of stolen goods, and are poised to make several arrests and break up a Dallas-area truck theft ring, thanks to the effectiveness of Asset-Link™ asset-tracking hardware from CSI Wireless Inc.

"This technology is the wave of the future," said Texas State Police Lieutenant Tim Stewart, who is currently assigned to the North Texas Auto Theft Task Force, which includes police officials from Dallas County, Denton County, Collin County and Ellis County.

Lt. Stewart and his colleagues borrowed Asset-Link units from San Antonio-based HeavyTrack and Holt Caterpillar for their task force operations. HeavyTrack, which specializes in anti-theft tracking services for heavy construction equipment, is a supplier to Holt Caterpillar, and has been buying asset-tracking products from CSI Wireless since 2000. HeavyTrack's application program, back-end and Web interface are key components of the asset-tracking system supplied to the North Texas Auto Theft Task Force.

The task force obtained court orders authorizing police to install Asset-Link units on suspects' vehicles. The units led police to several sites where they recovered stolen trucks, trailers and merchandise.

"We've recovered US$2.7 million worth of items so far, and the total keeps rising," Lt. Stewart said. "We've recovered more than 24 truck tractors and 26 trailers, plus some cargo – including furniture, electronics, barbecues, clothing and ceiling fans – using the Asset-Link units."

Truck and trailer thefts have become so rampant in the U.S. that Stewart said millions of dollars of vehicles and merchandise go missing each week, "including two or three loaded tractors just in the Dallas-Fort Worth area."

Trucking companies that want to stop being victimized are telephoning Stewart to express their frustration and ask for advice. He encourages them to consider asset-tracking systems such as those available from CSI Wireless, HeavyTrack and Holt Caterpillar. "It's the ideal way to monitor an asset's movements."

"CSI has developed and deployed more than 150,000 tracking units over the years, and assisted in the recovery of millions of dollars in vehicles and cargo, yet it is still hugely rewarding to see our tracking products used to thwart criminals and protect valuable assets," said Stephen Verhoeff, CSI Wireless' President and CEO. "The North Texas Auto Theft Task Force is learning first-hand what CSI customers throughout the Americas already know – that the combination of wireless location and communications is a powerful, cost-effective tool for asset monitoring and protection."

"Asset-Link is the perfect tracking device for our service offering because we can customize it to solve virtually any asset-tracking problem," added HeavyTrack President Alan Day. He said the tracking system used by Texas police cost about US$500, plus from $16 a month in service fees – a bargain compared to the cost of what the thieves tried to steal.

CSI Wireless' Asset-Link product line, featuring the company's integrated GPS and wireless technology, includes an Aeris.net Microburst version that provides dependable, low-cost tracking and cellular coverage throughout North America. A separate version for the almost 200 countries where GSM (Global System for Mobile communications) is the standard wireless technology will be available later this year.

CSI Wireless also offers the FLT-Link™ product line – designed exclusively for tracking trailers – including a solar-powered version that needn't be linked to a truck's electrical system to keep functioning.

Beyond stolen vehicle recovery, Asset-Link and FLT-Link are becoming popular tools for managing mobile assets more cost-efficiently. They enable customers to remotely:

- Monitor vehicles' mechanical performance including engine running hours
- Log and analyze performance data, including temperature trends and fuel efficiency
- Perform important security functions including:
  - remotely locking or unlocking doors
  - starting or stopping the ignition
  - establishing "geo-fences" (precise geographic boundaries that, if vehicles venture outside, will result in the owners being wirelessly alerted so they can contact police)

Examples of the other conditions that Asset-Link and FLT-Link can monitor and report include:

- Cargo stopped outside of its origin or destination for a longer-than-required time
- Vehicle speed in excess of pre-set limits
- Engine use or idle time beyond normal limits
- Refrigerated load temperature outside of safe range
- Door alarms or other motion-sensing devices have been activated
- Cargo weight has changed en route
- GPS-derived odometer reports

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Lieutenant Tim Stewart
North Texas Auto Theft Task Force
214-653-3440
twstewart@dallascounty.org

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Alan Day
President
HeavyTrack
210-710-3076
alan@heavytrack.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

(44)

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Receives $18 Million in Purchase Orders for its TDMA Fixed Wireless Telephone

Mexican demand increasing volumes and revenues for second half of 2004

Calgary, Alberta – June 22, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, today announced that it has received purchase orders totaling $18 million from Brightstar Corporation, a Motorola licensee, for CSI's TDMA-based fixed wireless telephone known as the Motorola FX800t. Shipments under these orders will be made throughout the third quarter and completed in the fourth quarter of this year.

These purchase orders are in line with Management's expectations, increasing volumes by over 75% in the second half of 2004 compared to the first half of the year.

"Our new feature-enhanced version of the Motorola FX800t is increasing consumer demand for fixed-wireless TDMA telephones in Mexico," said Stephen Verhoeff, CSI Wireless' President and CEO. "These purchase orders solidify our positive expectations for FX800t sales in the last half of 2004, and validate the appeal and quality of our product."

The Motorola FX800t's success has enabled CSI to become the dominant supplier of TDMA (Time Division Multiple Access) fixed wireless telephones in Latin America – producing a high-quality, feature-rich product at a very competitive cost.

"These purchase orders illustrate the fact the FX800t is meeting the needs of the Latin American marketplace from both a cost and feature-set perspective," Mr. Verhoeff added. "Through our partnership with Brightstar, we are providing consumers with quality fixed-wireless products."

CSI is also developing a series of GSM-based fixed wireless telephones. Deployed in almost 200 countries, GSM (Global System for Mobile communications) is the most widely adopted cellular technology standard. CSI's GSM telephones have undergone successful prototype testing, and product shipments are expected to begin in the third quarter of this year. The telephones are already generating encouraging global interest.

By offering both TDMA and GSM fixed wireless telephones, CSI Wireless will dramatically expand its addressable market. More than 600 wireless carriers and 80 percent of the world's wireless telephone subscribers rely on TDMA and/or GSM technology.

About CSI's Fixed Wireless Telephones

CSI's fixed wireless telephones provide the signal strength and voice quality of landline telephones. They are "fixed" because they connect to standard AC electric outlets rather to portable batteries, and "wireless" because they rely on cellular rather than copper-wire landline networks. They are deployed primarily in developing countries to enable users to bypass landline networks that are often scarce, unreliable and/or prohibitively expensive.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Fixed Wireless Telephones, Precision Guidance in Agriculture and Consumer Telematics. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Jaime Narea
Vice-President
Brightstar Corporation
305-477-8676
Jaime.narea@brightstarcorp.com

(45)

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

CSI Wireless Inc. (TSX: CSY)
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

2. Date of Material Change:

June 22, 2004

3. News Release

A press release disclosing the details outlined in this Material Change Report was issued by CSI Wireless Inc. from Calgary, Alberta on June 22, 2004 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where CSI Wireless Inc. is a "reporting issuer" and the Toronto Stock Exchange in the normal course of its dissemination.

4. Summary of Material Change:

On June 22, 2004, CSI Wireless Inc. announced that it had received purchase orders totaling $18 million from Brightstar Corporation, a Motorola licensee for CSI Wireless Inc.'s TDMA-based fixed wireless telephone known as the Motorola FX800t.

5. Full Description of Material Change:

CSI Wireless Inc. ("CSI"), a designer and manufacturer of advanced wireless and GPS products used in more than 40 countries, announced on June 22, 2004 that it has received purchase orders totaling $18 million from Brightstar Corporation, a Motorola licensee, for CSI's TDMA-based fixed wireless telephone known as the Motorola FX800t. Shipments under these orders will be made throughout the third quarter and completed in the fourth quarter of this year.

These purchase orders are in line with management's expectations, increasing volumes by over 75% in the second half of 2004 compared to the first half of the year.

The Motorola FX800t's success has enabled CSI to become the dominant supplier of TDMA (Time Division Multiple Access) fixed wireless telephones in Latin America – producing a high-quality, feature-rich product at a very competitive cost.

CSI also announced that it is developing a series of GSM-based fixed wireless telephones. Deployed in almost 200 countries, GSM (Global System for Mobile communications) is the most widely adopted cellular technology standard. CSI's GSM telephones have undergone successful prototype testing, and product shipments are expected to begin in the third quarter of this year.

By offering both TDMA and GSM fixed wireless telephones, CSI hopes to dramatically expand its addressable market. More than 600 wireless carriers and 80 percent of the world's wireless telephone subscribers rely on TDMA and/or GSM technology.

CSI's fixed wireless telephones provide the signal strength and voice quality of landline telephones. They are "fixed" because they connect to standard AC electric outlets rather to portable batteries, and "wireless" because they rely on cellular rather than copper-wire

landline networks. They are deployed primarily in developing countries to enable users to bypass landline networks that are often scarce, unreliable and/or prohibitively expensive.

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Fixed Wireless Telephones, Precision Guidance in Agriculture and Consumer Telematics. CSI owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on the Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

[Not Applicable]

7. Omitted Information:

[Not Applicable]

8. Executive Officers:

For further information, please contact Stephen Verhoeff, President and Chief Executive Officer, or Cameron Olson, Vice President, Finance and Chief Financial Officer, at CSI Wireless Inc., 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4, Telephone (403) 259-3311

9. Date of Report:

DATED June 28, 2004, at the city of Calgary, in the province of Alberta.

CSI Wireless Inc.

"Theresa Lea"
Theresa Lea
Senior Vice-President, People & Communications

c.c.: Toronto Stock Exchange

G:\051434\0001\Material Change Report June 28 2004.doc

46

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Receives $15-million Order from RHS Inc. for Outback Precision Guidance Products

Popularity of Outback brand continues to grow

Calgary, Alberta – July 6, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in almost 50 countries, today announced that it has received $15 million of purchase orders from RHS Inc. for the Outback S®, Outback 360® and Outback eDrive® branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

"These purchase orders reflect the success that our products are experiencing in the growing agricultural guidance market, and our strong relationship with RHS – one of the agricultural industry's key distributors," said Stephen Verhoeff, CSI Wireless' President and CEO. "These orders will enable solid second-half GPS revenues and provide a strong order backlog going into 2005."

When CSI Wireless began shipping Outback products to RHS in 2000, RHS distributed them throughout North America. Since then, in response to its success in North America, RHS has expanded its Outback marketing and distribution channels to include South America, Europe and Australia.

"The Outback's well-documented ability to save farmers time and money is the driving force behind the product line's continued sales successes in North America and beyond," said Rick Heiniger, CEO of RHS. "Outback products offer outstanding guidance performance, durability and user-friendliness, at very affordable prices. "

About the Outback Product Line

The Outback S, which has been cited for "outstanding innovation" by the American Society of Agriculture Engineers, features a highly accurate Differential GPS receiver, guidance system and Steering Guide™. The Steering Guide is very helpful in straight-row guidance, and essential for contoured or curved-row guidance. The Outback S features a standard serial output to connect to current-generation peripherals or add-on products (including those from other manufacturers) and a CAN (Controller Area Network) bus to connect to next-generation peripherals or add-ons – giving the Outback line an attractive "expandability path" to accommodate future technologies and products. The entire system can be installed in less than 15 minutes on almost any tractor or self-propelled sprayer.

The Outback 360 is a computerized visual aid system. It features a high-resolution colour display screen that offers farmers a 360-degree bird's eye view of their fields. Using the Outback 360 in conjunction with the Outback S, farmers can effectively look down from the sky – monitoring the progress of their tractors, sprayers, cultivators and other farming equipment as they move across fields. The Outback 360 is available as an add-on to the Outback S, or in an integrated package that includes the Outback S.

eDrive is an easy-to-install, cost-effective, after-market automated steering system for tractors and self-propelled sprayers. Drivers equipped with eDrive need their hands on the steering wheel only when turning their vehicles around at row ends. Priced several thousand dollars below the cost of competing auto-steering systems, eDrive reduces driver fatigue while substantially increasing steering accuracy and productivity – enabling agricultural machinery to operate all night if necessary

Outback products are trademarked by RHS, which retains worldwide marketing rights. For more information about the Outback line, go to www.outbackguidance.com or call 1-800-247-3808 toll-free.

About RHS Inc.
RHS Inc., located in Hiawatha, Kansas, is a leading supplier of guidance products and agricultural sprayers with a rich, 22-year history of innovation related to application technology. Twice named to Inc. magazine's annual "Inc. 500" of America's fastest-growing companies, the privately held firm excels at innovation for new markets. For more information about RHS, go to www.rhs-inc.com.

About CSI Wireless
With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Dean Ryerson
President
RHS Inc.
800-247-3808
dryerson@rhs-inc.com

(47)

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

CSI Wireless Inc. (TSX: CSY)
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

2. Date of Material Change:

July 6, 2004

3. News Release

A press release disclosing the details outlined in this Material Change Report was issued by CSI Wireless Inc. from Calgary, Alberta on July 6, 2004 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where CSI Wireless Inc. is a "reporting issuer" and the Toronto Stock Exchange in the normal course of its dissemination.

4. Summary of Material Change:

On July 6, 2004, CSI Wireless Inc. ("CSI") announced that it had received purchase orders totaling $15 million from RHS Inc. ("RHS"), for the Outback S®, Outback 360® and Outback eDrive® branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

5. Full Description of Material Change:

CSI, a designer and manufacturer of advanced wireless and GPS products used in almost 50 countries, announced on July 6, 2004 that it has received $15 million of purchase orders from RHS for the Outback S®, Outback 360® and Outback eDrive® branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

When CSI began shipping Outback products to RHS in 2000, RHS distributed them throughout North America. Since then, in response to its success in North America, RHS has expanded its Outback marketing and distribution channels to include South America, Europe and Australia.

The Outback S features a highly accurate Differential GPS receiver, guidance system and Steering Guide™. The Steering Guide is very helpful in straight-row guidance, and essential for contoured or curved-row guidance. The Outback S features a standard serial output to connect to current-generation peripherals or add-on products (including those from other manufacturers) and a CAN (Controller Area Network) bus to connect to next-generation peripherals or add-ons – giving the Outback line an attractive "expandability path" to accommodate future technologies and products. The entire system can generally be installed in less than 15 minutes on almost any tractor or self-propelled sprayer.

The Outback 360 is a computerized visual aid system. It features a high-resolution colour display screen that offers farmers a 360-degree bird's eye view of their fields. Using the Outback 360 in conjunction with the Outback S, farmers can effectively look down from the sky – monitoring the progress of their tractors, sprayers, cultivators and other farming equipment as they move across fields. The Outback 360 is available as an add-on to the Outback S, or in an integrated package that includes the Outback S.

eDrive is an easy-to-install, cost-effective, after-market automated steering system for tractors and self-propelled sprayers. Tractors equipped with eDrive allows the driver to free his/her hands from the steering wheel except when turning the vehicles around at row ends. Priced below the cost of competing auto-steering systems, eDrive reduces driver fatigue while substantially increasing steering accuracy and productivity – enabling agricultural machinery to operate all night if necessary.

Outback products are trademarked by RHS.

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

[Not Applicable]

7. Omitted Information:

[Not Applicable]

8. Executive Officers:

For further information, please contact Stephen Verhoeff, President and Chief Executive Officer, or Cameron Olson, Vice President, Finance and Chief Financial Officer, at CSI Wireless Inc., 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4, Telephone (403) 259-3311

9. Date of Report:

DATED July 7, 2004, at the city of Calgary, in the province of Alberta.

CSI Wireless Inc.

"Cameron Olson"
Cameron Olson
Chief Financial Officer & Vice President Finance

c.c.: Toronto Stock Exchange

G:\051434\0001\Material Change Report July 6 2004 (2).doc

(48)

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Second Quarter Conference Call Notice

Calgary, Alberta – July 14, 2004 - (TSX:CSY): CSI Wireless Inc, a designer and manufacturer of advanced wireless and GPS products will release its 2004 second quarter financial results for the three and six month periods ended June 30, 2004 after the close of trading on the Toronto Stock Exchange on Tuesday July 20, 2004.

A conference call to review the results will follow on Wednesday July 21 at 10:00a.m. ET.

Stephen Verhoeff, President & CEO; Cameron Olson, Chief Financial Officer; and Colin Maclellan, Chief Operating Officer; will speak on behalf of the Company. A question-and-answer forum will follow a review of the financial results and an update on the Company's growth strategies and progress within its target markets.

To participate, please dial 416-913-8746, or 1-800-814-4941 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available from 12:00 p.m. ET, Wednesday July 21 through Wednesday July 28. Please dial 1-877-289-8525 and enter the reservation number 21057216# to listen to the rebroadcast.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million shares outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Establishes Supply and Product Development Relationship with DICKEY-john Corporation

CSI in partnership with one of world's leading agriculture manufacturers

Calgary, Alberta – July 15, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in almost 50 countries, today announced it has established a supply and product-development relationship with DICKEY-john Corporation, a leading manufacturer of electronic equipment for the agricultural and public works sectors, with customers on six continents.

DICKEY-john, a well-recognized global technology leader in agriculture, public works and analytical instrumentation, develops and manufactures innovative electronic products used to control and monitor consistent and accurate seed and chemical application. The Illinois-based company also manufactures analytical products and moisture sensors that are recognized as the national standards for use in grain elevator storage and transportation. Through its extensive distribution channels and European head offices in France, DICKEY-john has global reach into all of its market segments

CSI Wireless' relationship with DICKEY-john involves two supply agreements, plus an agreement concerning joint product-development initiatives.

CSI Wireless has agreed to supply GPS technology for GPS Speed Sensor, an innovative new DICKEY-john product that, by creating velocity pulses in relationship to a vehicle's speed, enables DICKEY-john's products to monitor and control variable rate applications of seeds and chemicals. GPS Speed Sensor complements DICKEY-john's Dopplar Radar ground speed sensor line products.

CSI Wireless has also agreed to supply lightbar-based precision guidance systems that DICKEY-john will market as "FieldGuide." The systems, featuring sub-metre accuracy, give farmers and their tractors straight-line and contour guidance, plus data logging. FieldGuide, DICKEY-john's first product entry in the rapidly growing agricultural precision guidance market, will be marketed through the company's large domestic and international distribution channels.

As part of their new strategic relationship, CSI Wireless and DICKEY-john have also agreed to take advantage of their substantial, diverse and complementary core technologies by pursuing other joint product-development strategies and market opportunities.

"These supply and product-development agreements will help CSI Wireless' GPS sales maintain their current growth path," said Stephen Verhoeff, CSI's President and CEO. "We welcome the opportunity to combine our companies' engineering skills, knowledge and innovation. Because DICKEY-john has historically developed all its core technology in-house, CSI is excited to be developing products for DICKEY-john. Together, we'll achieve maximum benefit for DICKEY-john customers."

"CSI Wireless is a respected and prominent player in agricultural guidance, and was a very logical choice for us when we began looking for a long-term supplier and product-development partner," said Chris Tarpley, DICKEY-john's Vice-President of Marketing and Sales.

About DICKEY-john

Two innovative farmers founded DICKEY-john Corporation in 1966 after developing a revolutionary planter monitor – the first electronic tool to confirm to farmers that seeds were being planted consistently. Since then, Auburn, Illinois-based DICKEY-john has become a world leader in manufacturing ruggedized electronic assemblies for the agricultural and public works sectors, with customers on six continents. Its products include planter monitors, materials application systems, sprayer and spreader systems, joystick controls, and analytic systems. For more information about DICKEY-john go to http://www.dickey-john.com

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Chris Tarpley
Vice-President, Marketing & Sales
DICKEY-john Corporation
217-438-2314
ctarpley@dickey-john.com

50

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Reports Record Earnings of $1.6M or $0.05 Per Share in Second Quarter

Gross margin increases to 36% from 24%

Calgary, Alberta – July 20, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the 2004 second quarter. The Company reported an increase in revenues of over 24% and an increase in net profit of 115% compared to the first quarter of 2004. Net earnings for the second quarter were a record for the Company at $1.6 million, or $0.05 per share.

For its second quarter ended June 30, 2004, the Company reported revenues of $18.7 million. This represents a 24% increase from revenues of $15.1 million in the first quarter of 2004. Revenues increased on a consecutive quarterly basis in both of Company's GPS and Wireless business units. On a year-over-year basis, revenues were lower than the $21.9 million reported in the second quarter of 2003, which was unusually strong due to an initial ramp-up of sales of the Company's Motorola-branded TDMA fixed wireless telephone in Mexico.

"We have seen steady growth in demand for our TDMA fixed wireless telephone since the start of the year and we were very pleased to recently announce incremental purchase orders of $18 million covering the third and fourth quarters," stated Stephen Verhoeff, CSI's President and CEO. "Volumes shipped during the second quarter exceeded our first-quarter volumes by over 90% and, based on the recent purchase orders received, we are expecting volumes for the second half of the year to exceed the first half by over 75%. We also recently announced our new GSM fixed-wireless telephone and, as planned, we are slated to begin shipping in the second half of the year."

Gross margins of 36% in the second quarter increased significantly from gross margins of 24% in the second quarter of 2003. "Gross margins of $6.7 million in the second quarter were a record for CSI Wireless," stated Mr. Verhoeff. "Our GPS Unit outperformed our expectations with respect to both revenues and gross margins in the second quarter due to stronger customer demand. In addition, our focus on product cost reduction resulted in improved gross margins in our wireless products."

Year-over-year operating expenses of $5.4 million in the second quarter of 2004 increased 26% from $4.3 million in the second quarter of 2003 primarily as a result of the research and development and marketing costs associated with the Company's GSM fixed wireless telephone. In addition, operating expenses increased due to the implementation of the newly issued accounting standard for stock-based compensation.

CSI achieved record quarterly net income during the second quarter of $1.6 million, or $0.05 per share, an increase of 209% compared to net income of $505 thousand, or $0.02 per share in the second quarter of 2003. On a consecutive quarterly basis, net income improved by more than $835 thousand, or 115% over the 2004 first quarter earnings of $726 thousand.

"CSI has maintained a steady focus on improving its profitability and we are pleased to achieve record earnings this quarter," Mr. Verhoeff, said.

Operational Highlights

- CSI introduced the 410 series of GSM (Global System for Mobile communications) fixed wireless telephone that features GPRS (General Packet Radio Service) for voice, internet, email and text-messaging transmissions. GSM represents over 70% of the world's wireless networks, increasing the addressable market for the Company's fixed wireless telephones dramatically. CSI expects to begin shipments of GSM fixed wireless telephones at the end of the third quarter of 2004.
- CSI introduced the PowerMAX, a differential GPS receiver that incorporates Bluetooth® technology for wireless communication between the receiver and the user's computer or handheld device, targeting the geographic information systems and mapping markets.
- The Company announced an agreement to begin supplying asset-tracking units to Caterpillar Inc., the world's leading manufacturer of construction and mining equipment. Shipments to Caterpillar began in June of this year.
- The Company's Asset-Link asset-tracking hardware was instrumental in the recovery of more than US$2.7 million of stolen goods by the Texas State Police.
- CSI announced the receipt of purchase orders totaling $18 million for its Motorola-branded TDMA fixed wireless telephones. These orders will commence shipment in the third quarter and will be completed during the fourth quarter.
- CSI introduced GPSteer, a CSI-branded automatic steering system for tractors and other self-propelled agricultural equipment.
- The Company received $15 million of purchase orders from RHS Inc. for Outback precision guidance products.

Liquidity and Capital Resources

CSI Wireless held cash of $16.8 million at the end of the second quarter and working capital was $22.4 million. The balance of cash increased in the second quarter due to positive cash-flow generated from operations during the quarter.

Conference Call – Wednesday July 21 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Wednesday July 21, 2004 at 10:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-913-8746 or 1-800-814-4941 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 12:00 p.m. EST on July 21. Please dial 1-877-289-8525 and enter the reservation number 21057216# to listen to the rebroadcast.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
	Unaudited	*Unaudited*	*Unaudited*	*Unaudited*
Sales	$ 18,706,977	$ 21,894,565	$ 33,853,444	$ 45,964,350
Cost of sales	12,034,593	16,668,279	21,605,682	35,597,752
	6,672,384	5,226,286	12,247,762	10,366,598
Expenses:				
Research and development	2,558,924	1,794,720	4,585,257	3,693,024
Selling	1,216,115	1,057,338	2,243,096	2,058,495
General and administrative	1,160,103	1,180,495	2,288,308	2,338,565
Stock based compensation	158,562	2,175	292,644	23,530
Depreciation and amortization	300,379	235,465	561,123	569,766
	5,394,083	4,270,193	9,970,428	8,683,380
Earnings before undernoted item	1,278,301	956,093	2,277,334	1,683,218
Redemption premium on preferred shares	64,060	74,026	126,157	120,407
Foreign exchange loss (gain)	(293,698)	(86,269)	(185,277)	124,495
Interest expense (income)	(52,386)	171,458	50,612	369,488
	1,560,325	796,878	2,285,842	1,068,828
Loss from unsuccessful arbitration	-	292,000	-	460,000
Net earnings	1,560,325	504,878	2,285,842	608,828
Deficit, beginning of period	(22,510,246)	(22,181,070)	(22,837,629)	(22,285,020)
Adjustment to reflect change in accounting policy	-	-	(398,134)	-
Deficit, end of period	$(20,949,921)	$(21,676,192)	$ (20,949,921)	$(21,676,192)
Earnings per common share:				
Basic	$ 0.05	$ 0.02	$ 0.07	$ 0.03
Diluted	$ 0.04	$ 0.02	$ 0.07	$ 0.03
Weighted average shares outstanding:				
Basic	32,649,773	21,751,289	30,750,527	21,749,692
Diluted	36,181,679	21,810,524	34,359,125	22,135,686

CSI WIRELESS INC.

Consolidated Balance Sheets

	June 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 16,814,939	$ -
Accounts receivable	10,740,654	9,606,485
Inventories	6,598,056	8,174,568
Prepaid expenses and deposits	474,416	422,604
	34,628,065	18,203,657
Capital assets	4,947,441	4,188,697
Goodwill	18,818,176	18,624,676
	$ 58,393,682	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ -	$ 2,557,939
Accounts payable and accrued liabilities	9,168,841	8,041,181
Current portion of capital leases	400,113	156,904
Current portion of senior long-term debt	-	761,672
Preferred shares	2,652,812	2,242,154
	12,221,766	13,759,850
Capital lease obligations	513,423	387,674
Shareholders' equity:		
Share capital	65,761,587	49,551,086
Contributed surplus	846,827	156,049
Deficit	(20,949,921)	(22,837,629)
	45,658,493	26,869,506
	$ 58,393,682	$ 41,017,030

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
	Unaudited	*Unaudited*	*Unaudited*	*Unaudited*
Cash flows from (used in) operating activities:				
Net earnings	$ 1,560,325	$ 504,878	$ 2,285,842	$ 608,828
Items not involving cash:				
Depreciation and amortization	300,379	235,465	561,123	569,766
Redemption premium on preferred shares	64,060	74,026	126,157	120,407
Foreign exchange gain (loss) on preferred shares	56,870	(284,249)	91,001	(284,249)
Stock based compensation	158,562	2,175	292,644	23,530
	2,140,196	532,295	3,356,767	1,038,282
Change in non-cash operating working capital:				
Accounts receivable	(56,727)	4,245,548	(1,134,169)	(1,859,781)
Inventories	(77,591)	3,370,303	1,576,512	1,899,462
Prepaid expenses and deposits	(22,834)	(10,653)	(51,812)	(22,365)
Accounts payable and accrued liabilities	2,880,095	(6,660,913)	1,127,660	160,103
	4,863,139	1,476,580	4,874,958	1,215,701
Cash flows from (used in) financing activities:				
Increase (decrease) in bank indebtedness	-	(409,529)	(2,557,939)	1,069,868
Senior long-term debt	-	(476,463)	(761,672)	(952,926)
Other long-term debt	-	(218,739)	-	(456,086)
Capital leases	(50,672)	(106,888)	(58,512)	(372,304)
Issue of share capital, net of share issue costs	44,054	10,577	16,210,501	10,858
	(6,618)	(1,201,042)	12,832,378	(700,590)
Cash flows from (used in) investing activities:				
Purchase of capital assets	(561,905)	(275,538)	(892,397)	(515,111)
Increase in cash position	4,294,616	-	16,814,939	-
Cash and cash equivalents, beginning of period	12,520,323	-	-	-
Cash and cash equivalents, end of period	$ 16,814,939	$ 204,334	$ 16,814,939	$ 382,264
Supplemental disclosure:				
Interest paid	$ 21,887	$ 98,451	$ 134,349	$ 165,849
Interest received	$ 58,593	$ -	$ 69,082	$ -

51

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
CSI Wireless Appoints New Director

Paul Cataford to bring valuable finance and business experience to CSI's Board

CALGARY, Aug. 4 /CNW/ - (TSX:CSY): CSI Wireless Inc., a leading designer and manufacturer of advanced wireless and GPS products today announced the appointment of Paul Cataford to its Board of Directors.

Mr. Cataford has been President and Chief Executive Officer of University Technologies International Inc. ("UTI") since April 2004, a wholly-owned subsidiary of the University of Calgary responsible for U of C technology commercialization. Previously, he was Managing Partner of HorizonOne Asset Management, a Toronto-based private equity investment firm that he co-founded in 2001.

Mr. Cataford has also served as Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. and Managing Director and President of BCE Capital, both venture capital firms specializing in high technology sector investment. He currently serves on the Boards of Sierra Wireless Inc., and SemBioSys Genetics Inc.

"Mr. Cataford brings valuable financial and business experience to the CSI board," said Michael Lang, Chairman of CSI's Board of Directors. "With his extensive background in the capital markets, and his active involvement in the technology sector, Mr. Cataford will provide valuable new perspectives to CSI that will help the Company in achieving the next phase of its growth plans."

Mr. Cataford has a Mechanical Engineering degree from Queen's University and an MBA from York University's Schulich School of Business.

"I have been very impressed by the strong and steady progress CSI has demonstrated during several very difficult years for the technology sector," Paul Cataford said. "I am looking forward to the opportunity to contribute as a Board member and to help CSI continue on its impressive growth path."

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

%SEDAR: 00004587E

/For further information: please contact: Stephen Verhoeff, President & CEO, CSI Wireless Inc. (403) 259-3311, sverhoeff(at)csi-wireless.com; Corbet Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400, cpala(at)e-vestorcom.com; Jeff Adams, Public Relations Manager, CSI Wireless Inc., (403) 259-3311/615-8747 (cell), jadams(at)csi-wireless.com/
(CSY.)

CO: CSI Wireless Inc.

CNW 08:50e 04-AUG-04

csi wireless.

RECEIVED

August 12, 2004 2005 SEP 21 A 11:45

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on August 12, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending June 30, 2004

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

(53)

csi wireless

CSI Wireless Inc.
Interim Management Discussion and Analysis
Second Quarter ended June 30, 2004

The following discussion and analysis is effective as of August 12, 2004 and should be read together with our unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Fixed Wireless Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of quarterly results

	For the Quarters Ended							
	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2002	2002	2003	2003	2003	2003	2004	2004
Revenue	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948	$15,146	$18,707
Gross margin	2,268	3,403	5,140	5,226	4,839	3,555	5,575	6,672
Expenses								
Research & development	2,207	1,743	1,898	1,795	1,592	1,732	2,026	2,559
Selling	1,150	1,138	1,001	1,057	1,003	1,039	1,027	1,216
General & administrative	1,254	1,213	1,180	1,183	980	952	1,128	1,160
Stock-based compensation	-	-	-	-	-	-	134	159
Depreciation & amortization	294	301	334	235	288	296	261	300
	4,905	4,395	4,413	4,270	3,863	4,019	4.576	5,394
Earning (loss) before the following	(2,637)	(992)	727	956	976	(464)	999	1,278
Interest expense (income)	163	312	198	171	141	168	103	(52)
Foreign exchange (gain) loss	(84)	(13)	211	(86)	42	52	108	(294)
Premium on preferred shares	-	322	46	74	51	40	62	64
	(2,716)	(1,613)	272	797	742	(724)	726	1,560
Loss (recovery) from arbitration	-	-	168	292	1,154	(135)	-	-
Restructuring costs	-	-	-	-	160	-	-	-
Net income (loss) for the period	$ (2,716)	$ (1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560
Income (loss) per share – basic	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05
Income (loss) per share – diluted	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.02	$ 0.04

Quarter Ended June 30, 2004 versus Quarter Ended March 31, 2004

Revenues

Second quarter revenues of $18.7 million were a 24% increase from first quarter revenue of $15.1 million. Revenues in the Company's GPS Business Unit grew from $8.3 million in the first quarter to $8.4 million in the second quarter, a quarter that typically shows a seasonal decline in revenues. Strong sales in the agricultural guidance products for ground and air were the primary contributors to this strong performance. In the Wireless Business Unit, revenues of $10.3 million were a 50% increase from revenues of $6.9 million in the first quarter. Fixed wireless telephone deliveries in the quarter exceeded first quarter deliveries by over 90%. In addition, Telematics product revenues increased relative to the first quarter.

Gross Margins

Gross margins of 36% in the second quarter were down slightly from 37% in the first quarter. This reduction was primarily related to the increase in the relative share of Wireless product revenues during the quarter. In dollar terms, gross margins of $6.7 million were a record level for the Company, exceeding the previous record of $5.6 million that the Company earned in the first quarter this year.

Operating Expenses

Operating expenses increased by 18% over the first quarter primarily as a result of the ramp-up in the Company's GSM fixed wireless telephone development program and the Location Tag development program. In addition to these costs, sales and marketing costs associated with the fixed wireless telephone business contributed to this increase.

Interest and Other

The Company earned interest income of $52 thousand in the second quarter, compared to interest expense of $103 thousand in the first quarter of 2004. The Company is earning interest income on its cash balance. CSI paid out the long-term debt and the outstanding operating line during the first quarter of 2004 following the completion of the equity financing in March.

The Company realized a foreign exchange gain of $294 thousand during the second quarter compared to a foreign exchange loss in the first quarter of $108 thousand. The gain arose primarily due to the impact of a stronger US dollar during the quarter on US dollar denominated working capital.

Net Income

Net income in the second quarter was $1.6 million, or $0.05 per share (basic), compared to $726 thousand, or $0.03 per share (basic), representing an improvement of $0.8 million, or $0.02 per share (basic), from the first quarter results.

Quarter Ended June 30, 2004 versus Quarter Ended June 30, 2003

Revenues

On a year-over-year quarterly basis, revenues of $18.7 million decreased from $21.9 million for the second quarter of 2003. Fixed wireless telephone volumes in the first half of 2003 were very strong, however, inventory in the distribution channels resulted in a reduction of fixed wireless telephone volumes during the last half of 2003 and early in 2004. Volumes have rebounded during 2004, and the purchase orders in hand should take volumes in the last half of 2004 above those achieved during the first half of 2003. In addition, the introduction of the GSM version of the fixed wireless telephone during the last half of 2004 will help to diversify the Company's product line in the future.

Revenues in the GPS Business Unit were very strong in the quarter, increasing by 32% from $6.4 million in 2003 to $8.4 million in 2004. This increase was primarily a result of stronger ground and air agriculture sales.

Gross Margins

Gross margins of 36% in the second quarter of 2004 were up by 50% from margins of 24% in the second quarter of 2003. Margin improvements were realized in both the GPS and Wireless Business Units. In spite of the decline in revenue from the second quarter of 2003, record quarterly gross margins of $6.7 million were achieved, up from $5.2 million in the second quarter of 2003, due to both product cost reductions and changes in the product mix.

Operating Expenses

Operating expenses of $5.4 million in the second quarter of 2004 were up 26% from $4.3 million in the second quarter of 2003. This increase was as a result of increased research and development costs related to the GSM fixed wireless telephone and Location Tag development programs. In addition, operating costs have increased due to increased marketing activities associated with the fixed wireless telephone program, and the implementation of the new accounting standard relating to stock-based compensation.

Net Income

Net income of $1.6 million, or $0.05 per share (basic), in the second quarter of 2004 increased from net income of $505 thousand, or $0.02 per share (basic), in the second quarter of 2003, due primarily to the improved gross margins as described above.

Liquidity and Capital Resources

The Company's cash balance at June 30, 2004 was $16.8 million, an increase of $4.3 million from $12.5 million at March 31, 2004. Cash generated from operations during the second quarter was $2.1 million before working capital changes, and $4.9 million after working capital changes. Within working capital, accounts payable generated an increase in cash of $2.9 million arising primarily from differences in the timing of receipt for payment on fixed wireless telephone deliveries and payment to suppliers.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased slightly from $6.5 million at March 31, 2004 to $6.6 million at the end of June 2004.

CSI has an unused bank operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. During the quarter, the Company's bank revised the interest rate on this operating line from prime plus 3.5% to prime plus 1.0%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that

such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.



csi wireless™

Interim Report • Q2 • June 30, 2004

Message to Shareholders
Second Quarter ended June 30, 2004

We are pleased to enclose our financial results for the second quarter of 2004, which is the second consecutive quarter in which we posted record gross margins and one in which we posted another record level of quarterly net earnings.

In the second quarter both the wireless and the GPS businesses grew on a consecutive basis over the first quarter. The first quarter is seasonally the strongest quarter for our GPS business, so it is exciting to post even stronger results in the second quarter of 2004. In general, 2004 has been a very strong year for our GPS business with both the ground and air agriculture markets exceeding our expectations. Likewise the wireless business improved in the second quarter, with increased volume shipments of fixed wireless telephones and increases in telematics sales.

GPS Business Unit

Our GPS product lines are continuing to perform extremely well, and have been the revenue and earnings drivers for the corporation through the first half of 2004. We anticipate that this strength will continue into 2005. Subsequent to the close of our second quarter, we announced $15 million of purchase orders from RHS Inc. for Outback precision guidance products, indicating the growing strength of this business as we move forward. Our leading Outback branded products command leading market share positions in the precision farming market.

We also continue to work on adding new channels to market for our technology, as noted in our recent announcement with DICKEY-john, and with some initial purchase orders for the CSI branded GPS Steer product we also recently announced. In the air guidance market we have added new customers in South America that have provided solid revenue increases over 2003.

The auto steering technology, which we introduced this year, will have a dramatic effect on the growth in the agriculture market in the coming years, as we are one of only a handful of companies in the world who have developed this technology. The forecasted growth for autosteering technology is expected to quadruple in 2005 over 2004. We believe partnering with RHS will allow us to continue to lead the agriculture guidance business.

Our Marine and GIS product lines continue to perform solidly in the market. Our Vector product continues to be successful in key small target markets such as the hydrographic survey and marine construction markets where we have a dominant position. On the GIS side, while we have been impacted by US government spending cuts, we are maintaining our focus on broadening our product and customer base, as witnessed by the introduction of the Powermax, a Bluetooth enabled GPS receiver.

Wireless Business Unit

Our wireless business also had a strong second quarter as volume shipments of our leading TDMA fixed wireless telephone were up approximately 90% over the first quarter. As anticipated, this quarter we announced the receipt of purchase orders totaling $18 million for our Motorola-branded TDMA-based fixed wireless telephones. These orders will commence shipment in the third quarter and will be completed during the fourth quarter. In aggregate, 2004 TDMA volumes should be nicely ahead of 2003 levels.

Since the close of the first quarter 2004, we announced a new addition to our Fixed Wireless product line – a GSM version of our fixed wireless telephone that will soon be commercially available. With this new product addition our addressable market for fixed wireless telephone sales has increased by a factor of ten, as 70% of the world's wireless networks are GSM. We are currently addressing immediate opportunities in Latin America, Asia, Europe and the Middle East. Based on current market interest and customer forecasts, we believe that the GSM phone will have the potential to double our fixed wireless telephone sales volumes in 2005.

During the quarter, based on strong market feedback from our initial announcement of the GSM fixed wireless product, the decision was made to initiate development of a second model of GSM telephone to add to our GSM product portfolio. This new phone targets the voice and text-messaging segment of the market, as compared to

the voice and data capabilities of the CSI 410 telephone, which we announced in June. While the development of this product variant will impact our research and development expenses for the remainder of the year, we see this phone as providing a balanced approach that will help us meet both ends of the carriers need for fixed wireless telephones.

The telematics business continues to show strength as we anticipate shipments of the GSM based Asset-Link™ product to begin during the last half of the year. We believe this product will grow our current customer base in this business, as GSM is offered in many countries throughout the world. Combining our cumulative knowledge in telematics applications with GSM technology will ensure solid growth in the coming years.

Beyond the Asset-Link, we continue to advance the development of the Location Tag products in our telematics business. The Location Tag product, which is a small, self-contained telematics device, which we first began discussing during our 2003 year end conference call, is continuing on schedule with field trials through the third quarter and planned shipments late in the fourth quarter. We anticipate this product to generate significant interest with sales late this year and with strong revenue opportunities in 2005.

With the new products we are currently developing, and the strong customer demand that we see, we are increasing our research and development resources to match these opportunities. Even though this will have an impact on the bottom line, we are still confident of meeting our guidance for the year and are on track for our best year ever.

Summary

Overall, both of our business units posted strong results in the second quarter, and are well positioned with strong order backlogs through the remainder of the year. We have never been more optimistic about the Company than we are now with all business areas looking promising with many new high growth opportunities. We believe we are continuing to focus on the right customers and products, and expect a strong financial performance with record earnings and revenue for the full year. Management's focus is on meeting our key new product program milestones, and to securing the appropriate purchase order commitments for these programs.

Stephen Verhoeff
President and Chief Executive Officer
July 21, 2004

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of August 12, 2004 and should be read together with our unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Fixed Wireless Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of quarterly results

	For the Quarters Ended							
	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004
Revenue	$ 8,784	$20,633	$24,070	$21,895	$15,134	$ 9,948	$15,146	$18,707
Gross margin	2,268	3,403	5,140	5,226	4,839	3,555	5,575	6,672
Expenses								
Research & development	2,207	1,743	1,898	1,795	1,592	1,732	2,026	2,559
Selling	1,150	1,138	1,001	1,057	1,003	1,039	1,027	1,216
General & administrative	1,254	1,213	1,180	1,183	980	952	1,128	1,160
Stock-based compensation	-	-	-	-	-	-	134	159
Depreciation & amortization	294	301	334	235	288	296	261	300
	4,905	4,395	4,413	4,270	3,863	4,019	4.576	5,394
Earning (loss) before the following	(2,637)	(992)	727	956	976	(464)	999	1,278
Interest expense (income)	163	312	198	171	141	168	103	(52)
Foreign exchange (gain) loss	(84)	(13)	211	(86)	42	52	108	(294)
Premium on preferred shares	-	322	46	74	51	40	62	64
	(2,716)	(1,613)	272	797	742	(724)	726	1,560
Loss (recovery) from arbitration	-	-	168	292	1,154	(135)	-	-
Restructuring costs	-	-	-	-	160	-	-	-
Net income (loss) for the period	$ (2,716)	$ (1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560
Income (loss) per share – basic	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05
Income (loss) per share – diluted	$ (0.14)	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.02	$ 0.04

Quarter Ended June 30, 2004 versus Quarter Ended March 31, 2004

Revenues

Second quarter revenues of $18.7 million were a 24% increase from first quarter revenue of $15.1 million. Revenues in the Company's GPS Business Unit grew from $8.3 million in the first quarter to $8.4 million in the second quarter, a quarter that typically shows a seasonal decline in revenues. Strong sales in the agricultural guidance products for ground and air were the primary contributors to this strong performance. In the Wireless Business Unit, revenues of $10.3 million were a 50% increase from revenues of $6.9 million in the first quarter. Fixed wireless telephone deliveries in the quarter exceeded first quarter deliveries by over 90%. In addition, Telematics product revenues increased relative to the first quarter.

Gross Margins

Gross margins of 36% in the second quarter were down slightly from 37% in the first quarter. This reduction was primarily related to the increase in the relative share of Wireless product revenues during the quarter. In dollar terms, gross margins of $6.7 million were a record level for the Company, exceeding the previous record of $5.6 million that the Company earned in the first quarter this year.

Operating Expenses

Operating expenses increased by 18% over the first quarter primarily as a result of the ramp-up in the Company's GSM fixed wireless telephone development program and the Location Tag development program. In addition to these costs, sales and marketing costs associated with the fixed wireless telephone business contributed to this increase.

Interest and Other

The Company earned interest income of $52 thousand in the second quarter, compared to interest expense of $103 thousand in the first quarter of 2004. The Company is earning interest income on its cash balance. CSI paid out the long-term debt and the outstanding operating line during the first quarter of 2004 following the completion of the equity financing in March.

The Company realized a foreign exchange gain of $294 thousand during the second quarter compared to a foreign exchange loss in the first quarter of $108 thousand. The gain arose primarily due to the impact of a stronger US dollar during the quarter on US dollar denominated working capital.

Net Income

Net income in the second quarter was $1.6 million, or $0.05 per share (basic), compared to $726 thousand, or $0.03 per share (basic), representing an improvement of $0.8 million, or $0.02 per share (basic), from the first quarter results.

Quarter Ended June 30, 2004 versus Quarter Ended June 30, 2003

Revenues

On a year-over-year quarterly basis, revenues of $18.7 million decreased from $21.9 million for the second quarter of 2003. Fixed wireless telephone volumes in the first half of 2003 were very strong, however, inventory in the distribution channels resulted in a reduction of fixed wireless telephone volumes during the last half of 2003 and early in 2004. Volumes have rebounded during 2004, and the purchase orders in hand should take volumes in the last half of 2004 above those achieved during the first half of 2003. In addition, the introduction of the GSM version of the fixed wireless telephone during the last half of 2004 will help to diversify the Company's product line in the future.

Revenues in the GPS Business Unit were very strong in the quarter, increasing by 32% from $6.4 million in 2003 to $8.4 million in 2004. This increase was primarily a result of stronger ground and air agriculture sales.

Gross Margins

Gross margins of 36% in the second quarter of 2004 were up by 50% from margins of 24% in the second quarter of 2003. Margin improvements were realized in both the GPS and Wireless Business Units. In spite of the decline in revenue from the second quarter of 2003, record quarterly gross margins of $6.7 million were achieved, up from $5.2 million in the second quarter of 2003, due to both product cost reductions and changes in the product mix.

Operating Expenses

Operating expenses of $5.4 million in the second quarter of 2004 were up 26% from $4.3 million in the second quarter of 2003. This increase was as a result of increased research and development costs related to the GSM fixed wireless telephone and Location Tag development programs. In addition, operating costs have increased due to increased marketing activities associated with the fixed wireless telephone program, and the implementation of the new accounting standard relating to stock-based compensation.

Net Income

Net income of $1.6 million, or $0.05 per share (basic), in the second quarter of 2004 increased from net income of $505 thousand, or $0.02 per share (basic), in the second quarter of 2003, due primarily to the improved gross margins as described above.

Liquidity and Capital Resources

The Company's cash balance at June 30, 2004 was $16.8 million, an increase of $4.3 million from $12.5 million at March 31, 2004. Cash generated from operations during the second quarter was $2.1 million before working capital changes, and $4.9 million after working capital changes. Within working capital, accounts payable generated an increase in cash of $2.9 million arising primarily from differences in the timing of receipt for payment on fixed wireless telephone deliveries and payment to suppliers.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased slightly from $6.5 million at March 31, 2004 to $6.6 million at the end of June 2004.

CSI has an unused bank operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. During the quarter, the Company's bank revised the interest rate on this operating line from prime plus 3.5% to prime plus 1.0%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

CSI WIRELESS INC.

Consolidated Balance Sheets

	June 30 2004	December 31 2003
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 16,814,939	$ –
Accounts receivable	10,740,654	9,606,485
Inventories	6,598,056	8,174,568
Prepaid expenses and deposits	474,416	422,604
	34,628,065	18,203,657
Capital assets	4,947,441	4,188,697
Goodwill	18,818,176	18,624,676
	$ 58,393,682	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	9,168,841	8,041,181
Current portion of capital leases	400,113	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares (note 4)	2,652,812	2,242,154
	12,221,766	13,759,850
Capital lease obligations	513,423	387,674
Shareholders' equity:		
Share capital (note 3)	65,761,587	49,551,086
Contributed surplus	846,827	156,049
Deficit	(20,949,921)	(22,837,629)
	45,658,493	26,869,506
	$ 58,393,682	$ 41,017,030

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Sales	$ 18,706,977	$ 21,894,565	$ 33,853,444	$ 45,964,350
Cost of sales	12,034,593	16,668,279	21,605,682	35,597,752
	6,672,384	5,226,286	12,247,762	10,366,598
Expenses:				
Research and development	2,558,924	1,794,720	4,585,257	3,693,024
Selling	1,216,115	1,057,338	2,243,096	2,058,495
General and administrative	1,160,103	1,180,495	2,288,308	2,338,565
Stock based compensation (note 3(e))	158,562	2,175	292,644	23,530
Depreciation and amortization	300,379	235,465	561,123	569,766
	5,394,083	4,270,193	9,970,428	8,683,380
Earnings before undernoted item	1,278,301	956,093	2,277,334	1,683,218
Redemption premium on preferred shares	64,060	74,026	126,157	120,407
Foreign exchange loss (gain)	(293,698)	(86,269)	(185,277)	124,495
Interest expense (income)	(52,386)	171,458	50,612	369,488
	1,560,325	796,878	2,285,842	1,068,828
Loss from unsuccessful arbitration	–	292,000	–	460,000
Net earnings	1,560,325	504,878	2,285,842	608,828
Deficit, beginning of period	(22,510,246)	(22,181,070)	(22,837,629)	(22,285,020)
Change in accounting policy (note 2)	–	–	(398,134)	–
Deficit, end of period	$(20,949,921)	$(21,676,192)	$ (20,949,921)	$(21,676,192)
Earnings per common share:				
Basic	$ 0.05	$ 0.02	$ 0.07	$ 0.03
Diluted	$ 0.04	$ 0.02	$ 0.07	$ 0.03
Weighted average shares outstanding:				
Basic	32,649,773	21,751,289	30,750,527	21,749,692
Diluted	36,181,679	21,810,524	34,359,125	22,135,686

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Cash flows from (used in) operating activities:				
Net earnings	$ 1,560,325	$ 504,878	$ 2,285,842	$ 608,828
Items not involving cash:				
Depreciation and amortization	300,379	235,465	561,123	569,766
Redemption premium on preferred shares	64,060	74,026	126,157	120,407
Foreign exchange gain (loss) on preferred shares	56,870	(284,249)	91,001	(284,249)
Stock based compensation	158,562	2,175	292,644	23,530
	2,140,196	532,295	3,356,767	1,038,282
Change in non-cash operating working capital:				
Accounts receivable	(56,727)	4,245,548	(1,134,169)	(1,859,781)
Inventories	(77,591)	3,370,303	1,576,512	1,899,462
Prepaid expenses and deposits	(22,834)	(10,653)	(51,812)	(22,365)
Accounts payable and accrued liabilities	2,880,095	(6,660,913)	1,127,660	160,103
	4,863,139	1,476,580	4,874,958	1,215,701
Cash flows from (used in) financing activities:				
Bank indebtedness	–	(409,529)	(2,557,939)	1,069,868
Senior long-term debt	–	(476,463)	(761,672)	(952,926)
Other long-term debt	–	(218,739)	–	(456,086)
Capital leases	(50,672)	(106,888)	(58,512)	(372,304)
Issue of share capital, net of share issue costs	44,054	10,577	16,210,501	10,858
	(6,618)	(1,201,042)	12,832,378	(700,590)
Cash flows from (used in) investing activities:				
Purchase of capital assets	(561,905)	(275,538)	(892,397)	(515,111)
Increase in cash position	4,294,616	–	16,814,939	–
Cash and cash equivalents, beginning of period	12,520,323	–	–	–
Cash and cash equivalents, end of period	$ 16,814,939	$ 204,334	$ 16,814,939	$ 382,264
Supplemental disclosure:				
Interest paid	$ 21,887	$ 98,451	$ 134,349	$ 165,849
Interest received	$ 58,593	$ –	$ 69,082	$ –

See accompanying notes to consolidated financial statements.

1. Basis of Presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2003, except where noted below. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Change in accounting policy:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to stock options granted to non-employees, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $398,134, and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

3. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2003	26,916,691	$ 49,551,086
Issued on exercise of stock options	182,802	354,639
Exercise of share purchase warrants	265,693	524,847
Exercise of agents warrants	320,524	587,264
Issued on private placement (note 3(d))	5,000,000	16,250,000
Share issue costs	–	(1,506,249)
Balance, June 30, 2004	32,685,710	$ 65,761,587

(c) At June 30, 2004 the following stock options and share purchase warrants are outstanding:

Share Option Plan	3,480,410
Wireless Link Acquisition Share Option Plan	235,593
Total Options outstanding	3,716,003
Share Purchase Warrants:	
- Exercise price of $2.00, expiring August 8, 2005	2,818,500
Agents Warrants:	
- Excise prices of $1.60 & $2.00, expiring in 2004 and 2005	376,030
Bankers Warrants:	
- Exercise price of $2,50, expiring September 30, 2005	250,000
	3,444,530

(d) Special warrants:

On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16.25 million. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

3. Share capital (continued):

(e) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for options granted in the second quarter of 2004: zero dividend yield; expected volatility of 65%; risk-free rates of 5%; and expected lives of 2.5 years. For the quarter ended June 30, 2004, the Company recorded $158,562 as compensation expense.

4. Preferred Shares:

	June 30, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	1,511,000	$ 2,652,812	1,361,000	$ 2,242,154

The terms of the preferred shares allows for the holder of the shares to demand retraction in the form of either shares or cash at any time after April 1, 2004, and accordingly the shares are shown as a current liability. On January 1, 2004, an additional 150,000 preferred shares were issued to the holder as the defined performance criteria was met for 2003. This represents the final required performance-related issuance of preferred shares in accordance with the agreement under which the Company acquired certain business assets from the holder. The preferred shares are redeemable at the request of the Company after April 1, 2007.

5. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Periods ended June 30, 2004 and 2003

(Unaudited)

5. Segmented information (continued):

(a) Operating segments (continued):

Three months ended June 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 8,415,000	$ 6,373,000	$ 10,292,000	$ 15,522,000	$ –	$ –	$ 18,707,000	$ 21,895,000
Interest expense	–	–	–	–	(52,000)	171,000	(52,000)	171,000
Depreciation and amortization	191,000	140,000	109,000	95,000	–	–	300,000	235,000
Net earnings (loss)	2,408,000	908,000	(266,000)	639,000	(582,000)	(1,042,000)	1,560,000	505,000
Capital assets and goodwill	7,628,000	7,378,000	16,138,000	15,682,000	–	–	23,766,000	23,060,000
Total assets	34,685,000	17,462,000	23,709,000	24,736,000	–	–	58,394,000	42,198,000
Capital expenditures	494,000	208,000	68,000	68,000	–	–	562,000	276,000

Six months ended June 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 16,707,000	$ 13,464,000	$ 17,146,000	$ 32,500,000	$ –	$ –	$ 33,853,000	$ 45,964,000
Interest expense	–	–	–	–	51,000	369,000	51,000	369,000
Depreciation and amortization	362,000	361,000	199,000	209,000	–	–	561,000	570,000
Net earnings (loss)	4,917,000	2,072,000	(1,256,000)	814,000	(1,375,000)	(2,277,000)	2,286,000	609,000
Capital assets and goodwill	7,628,000	7,378,000	16,138,000	15,682,000	–	–	23,766,000	23,060,000
Total assets	34,685,000	17,462,000	23,709,000	24,736,000	–	–	58,394,000	42,198,000
Capital expenditures	671,000	382,000	221,000	133,000	–	–	892,000	515,000

(b) Sales by geographic segment:

	Three Months ended June 30		Six Months ended June 30	
	2004	2003	2004	2003
U.S.A.	$ 16,035,000	$ 18,622,000	$ 28,520,000	$ 40,503,000
Canada	1,502,000	1,943,000	2,780,000	3,079,000
Europe	346,000	598,000	734,000	989,000
Other	824,000	732,000	1,819,000	1,393,000

Sales are attributed to geographic segments based on the location of the customer.

5. Segmented information (continued):

(c) Assets by geographic segment:

	June 30, 2004	December 31, 2003
U.S.A.	$ 29,096,000	$ 27,111,000
Canada	29,298,000	13,906,000

(d) Major customers:

Of the Company's sales for the six-month period ended June 30, 2004, 69% (2003 - 77%) were to 5 customers. The Wireless Business Unit had sales to one customer totaling $11.7M (2003 - $26.6M), and the GPS Business Unit had sales to one customer totaling $7.1M (2003 – $4.2M). Both of these customers are located in the United States.

For more information, please contact:

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1•877•657•5276
Tel: 416•657•2400
Fax: 416•657•2300
e-mail: cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
Tel: 403•259•3311 Ext: 254
Fax: 403•259•8866
e-mail: jadams@csi-wireless.com
www.csi-wireless.com

CSI Wireless Inc.
4110 - 9th Street SE • Calgary • Alberta • T2G 3C4
Telephone: 403•259•3311 • Fax: 403•259•8866

Satloc LLC
7560 E. Redfield Road, Suite B • Scottsdale • Arizona • 85260
Telephone: 480•348•9919 • Fax: 480•348•6370

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3, Suite 110 • Milpitas • California • 95035
Telephone: 408•434•0685 • Fax: 408•433•9647



csi wireless™
www.csi-wireless.com

CSI WIRELESS INC.

CONTINUOUS DISCLOSURE

RULE 12g3-2b EXEMPTION APPLICATION

INDEX OF DOCUMENTS

VOLUME 1

1. Revised Initial Annual Information Form for the year ended December 31, 2002 dated January 1, 2004.
2. News Release dated January 29, 2004.
3. News Release dated February 11, 2004.
4. News Release dated February 13, 2004.
5. News Release dated February 13, 2004.
6. Material Change Report dated February 13, 2004.
7. Letter Concerning the Addition of a Recipient Agency dated February 19, 2004.
8. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
9. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
10. Letter Concerning the Addition of a Recipient Agency dated February 23, 2004.
11. Underwriting Agreement dated March 2, 2004.
12. News Release dated March 3, 2004.
13. Qualifying Issuer Certificated dated March 3, 2004.
14. Audited Annual Financial Statements dated March 4, 2004.
15. News Release dated March 9, 2004.
16. Notice of Shareholder Meeting and Record Date, dated March 11, 2004.
17. Mutual Reliance Review System Decision Document dated March 17, 2004.
18. 2003 Annual Report dated March 19, 2004.
19. Management's Discussion & Analysis of Financial Condition and Results of Operations, effective March 19, 2004.
20. Preliminary Short Form Prospectus dated March 23, 2004.

21. Mutual Reliance Review System Decision Document dated March 23, 2004.

22. Notice of Acceptance for Filing dated March 25, 2004.

23. Short Form Prospectus dated March 29, 2004.

24. Auditors' Consent Letter dated March 29, 2004.

25. Mutual Reliance Review System Decision Document dated March 30, 2004.

26. Notice dated April 12, 2004 of Special and Annual General Meeting of Shareholders to be held on May 27, 2004.

27. Notice dated April 12, 2004 of Special and Annual General Meeting and Management Proxy Circular.

28. News Release dated April 20, 2004.

29. News release dated April 27, 2004.

30. Ontario Securities Commission Annual Participation Fee for Reporting Issuers for the financial year ending December 31, 2004.

31. Instrument of Proxy for the Special and Annual General Meeting of Shareholders filed April 29, 2004.

32. Letter Confirming Material Sent to the Registered Shareholders dated April 30, 2004.

33. Interim Management's Discussion & Analysis for the first quarter end March 31, 2004, dated May 7, 2004.

34. Interim Report for the first quarter end March 31, 2004, effective May 7, 2004.

35. Certification of Interim Filings During Transition Period, dated May 12, 2004.

36. Certification of Interim Filings During Transition Period, dated May 12, 2004.

37. Confirmation of Material Sent to the Registered Share Holders dated May 14, 2004.

38. Annual Information Form for the Fiscal Year ended December 31, 2003, dated May 14, 2004.

39. Notice of Filing of Renewal Annual Information Form dated May 18, 2004.

40. News release dated May 27, 2004.

41. Report in Respect of Voting Results held on and dated May 27, 2004.

42. News release dated June 3, 2004.

43. News release dated June 11, 2004

44. News release dated June 22, 2004.

45. Material Change Report dated June 28, 2004.

46. News Release dated July 6, 2004.

47. Material Change Report dated July 7, 2004.

48. News Release dated July 14, 2004.

49. News Release dated July 15, 2004.

50. News Release dated July 20, 2004.

51. News Release dated August 4, 2004.

52. Confirmation Letter of Interim Report Sent to Shareholders dated August 12, 2004.

53. Management's Discussion & Analysis – Second Quarter Ended June 30, 2004.

54. Interim Report for the Second Quarter End June 30, 2004.

VOLUME 2

55. Certification of Interim Filings During Transition Period dated August 12, 2004.

56. Certification of Interim Filings During Transition Period dated August 12, 2004.

57. News Release dated September 8, 2004.

58. News Release dated October 4, 2004.

59. News Release dated October 14, 2004.

60. News Release dated October 26, 2004.

61. News Release dated November 2, 2004.

62. Management's Discussion & Analysis Third Quarter Ended September 30, 2004, effective November 12, 2004.

63. Interim Report for the Third Quarter Ended September 30, 2004, effective November 12, 2004.

64. Certification of Interim Filings During Transition Period dated November 12, 2004.

65. Certification of Interim Filings During Transition Period dated November 12, 2004.

66. Confirmation Letter of Interim Report Sent to Shareholders dated November 15, 2004.

67. News Release dated February 18, 2005.

68. News Release dated February 18, 2005.

69. News Release dated March 1, 2005.

70. Meeting of Shareholders Notification dated March 11, 2005.

71. Management's Discussion & Analysis for the Year Ended December 31, 2004, dated March 15, 2005.

72. News Release dated March 17, 2005.

73. General By-Laws, dated April 23, 1996.

74. CSI Wireless Plan Share Option Plan dated April 1996.

75. Wireless Link Acquisition Share Option Plan.

76. Certificates/ Articles of Amendment and Incorporation.

77. News Release dated March 24, 2005.

78. News Release dated March 28, 2005.

79. News Release dated March 28, 2005.

80. Certification of Interim Filings During Transition Period dated March 28, 2005.

81. Certification of Interim Filings During Transition Period dated March 28, 2005.

82. Audited Annual Financial Statements as of March 28, 2005.

83. 2004 Annual Report.

84. Material Change Report dated March 28, 2005.

85. Ontario Securities Commission Annual Participation Fee for Reporting Issuers for the Year End, December 2005.

86. Notice of Filing of Annual Information Form dated March 31, 2005.

87. Renewal Annual Information Form for Year End December 31, 2004.

88. News Release dated April 5, 2005.

89. News Release dated April 5, 2005.

90. Eligible Institutional Investor Report for Period Ending March 31, 2005.

91. Notice of Special and Annual General Meeting of Shareholders dated April 5, 2005

92. Notice of Special and Annual General Meeting and Information Circular-Proxy Statement, dated April 5, 2005.

93. Form of Proxy for Special and Annual General Meeting to be held May 25, 2005.

94. News Release dated April 11, 2005.

95. News Release dated April 11, 2005.

96. Letter Regarding Withdrawal of Submission dated April 13, 2005.

97. Material Change Report dated April 18, 2005.

98. News Release dated April 19, 2005.

99. Management's Discussion & Analysis for First Quarter End March 31, 2005.

100. Letter Confirming Materials Sent to Shareholders dated May 4, 2005.

101. Interim Report For the First Quarter dated May 5, 2005.

102. News Release dated May 5, 2005.

103. Report Filed By Eligible Institutional Investor for the period ending April 30, 2005.

104. Certification of Interim Filings During Transition Period dated May 12, 2005.

105. Certification of Interim Filings During Transition Period dated May 12, 2005.

106. Letter of Confirmation of Material sent to Shareholders, dated May 16, 2005.

107. Report on Respect to Voting Results dated May 25, 2005.

108. News Release dated May 25, 2005.

109. News Release dated May 24, 2005.

110. News Release dated June 6, 2005.

111. News Release dated June 8, 2005.

112. News Release dated June 28, 2005.

113. News Release dated July 26, 2005.

114. News Release dated August 4, 2005.

115. News Release dated August 4, 2005.

116. Interim Financial Statements for the six months ended June 30 2005.

117. Certification of Interim Filings during Transition Period dated August 5, 2005

118. Certification of Interim Filings During Transition Period dated August 5, 2005.

119. National Instrument 62-103 Report Filed by Eligible Institutional Investor Under Part 4 for the period ending July 31, 2005.

120. Code of Conduct effective January 1, 2005, last amended July 1, 2005.

121. Interim Management's Discussion & Analysis for the six months ended June 30, 2005.

122. Business Acquisition Report Form 51-102F4 dated April 8, 2005.

123. Confirmation of Mailing of Interim Report for the period ending June 30, 2005.

124. Press Release dated August 9, 2005.

125. Press Release dated August 16, 2005.

55

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

C. Olson

Cameron Olson
Vice President, Finance and Chief Financial Officer

56

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer

G:\051434\0001\CEO Certification interim cert (Transition Period).doc

Toronto Stock Exchange Symbol: CSY

csi wireless™

www.csi-wireless.com

CSI Wireless receives $5.7-million GSM Fixed Wireless Telephone purchase order

Initial order marks CSI's entry into GSM markets

Calgary, Alberta – Sept. 8, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced it has received a $5.7-million purchase order from Brightstar Corp. for CSI's new fixed wireless telephone that employs Global System for Mobile (GSM) communications technology, the wireless standard of more than 200 countries and one billion subscribers worldwide. Commercial shipments of the new phone are expected to begin within 30 days.

"This initial order illustrates the market interest that has already been generated in our fixed wireless telephones" said Stephen Verhoeff. CSI Wireless' President and CEO. "While this order addresses Latin American demand, we also have strong indications of interest from GSM-intensive regions around the world, including Asia, Eastern Europe and the Middle East."

Brightstar Corp. has purchased more than $70 million of CSI Wireless' TDMA-based, Motorola-branded fixed wireless telephones since their introduction in late 2002. CSI's TDMA phones employ Time Division Multiple Access wireless technology that is popular throughout the Americas.

"Introducing our GSM-based phone has dramatically expanded the addressable market for our fixed wireless product line," Mr. Verhoeff said. "More than 70 per cent of the world's wireless phone subscribers rely on GSM technology – indicating the enormous market potential for our new phone."

CSI's fixed wireless telephones represent a low-cost route for millions of consumers, in regions where traditional copper-wire landline phone service is unavailable or unaffordable, to obtain wireless phone service with much broader signal range and better voice quality than what is possible from portable, battery-powered handsets. CSI's fixed wireless telephones are "fixed" in that they plug into standard AC electrical power outlets, and resemble standard wall-mounted or desktop phones. They are wireless in that they do not connect to conventional landlines, communicating instead over cellular networks.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Fixed Wireless Telephones, Precision Guidance in Agriculture and Consumer Telematics. CSI Wireless owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless now shipping Fleet-Link™ trailer and freight tracking product

Pre-configured, self-powered unit ideal for truck trailer and container applications

Las Vegas, Nevada – Oct. 4, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that its Fleet-Link™ asset-tracking product is now being shipped to application service providers, OEMs and other customers. Fleet-Link is a self-powered asset-tracking product to remotely monitor and manage truck trailers, freight containers and other mobile assets from a central command centre.

Fleet-Link cost-effectively addresses shippers' growing need to constantly track the locations of their goods. The first model of Fleet-Link – including a solar-powered option that is generating substantial interest from potential purchasers – is ideal for trucking companies and other overland shippers in the Americas. It communicates using the low-cost MicroBurst® cellular network, developed by Aeris.net, which provides seamless coverage throughout North America.

CSI Wireless will soon introduce a second model of Fleet-Link for the global marketplace – to serve trucking companies and other overland shippers, plus container ships and other ocean-traveling vessels. This version will communicate using the Global System for Mobile communications (GSM) cellular technology that is employed by almost three quarters of the world's wireless subscribers and networks.

More than 90 per cent of all goods transported internationally are carried in freight containers. In the wake of increasing terrorism activity worldwide, there is growing public concern that freight containers could be used to smuggle terrorists and/or their weapons. Fleet-Link is designed to improve logistics and security – benefiting both the shipper and security personnel. It features sufficient battery life to continue operating at the conclusion of ocean transits, which average 20 days.

Fleet-Link's competitive advantages include:

- Installation in 15 minutes or less
- Self-powered – featuring its own battery that can be recharged from the truck's battery or from an optional solar panel when the trailer is not connected to the truck
- Efficiently powered – featuring a sophisticated power-management system and motion-sensing to maximize battery life; plus essentially unlimited power using the optional solar panel
- Affordable, rugged and self-contained
- Pre-configured to accommodate a wide variety of telematics and fleet or freight-tracking applications, but also well-suited to customized applications

"Fleet-Link will 'future-proof' our customers because it can be easily upgraded to digital from analog, and to 3.0G from 2.5G," said Stephen Verhoeff, CSI Wireless' President and CEO. "Our initial release is designed for analog MicroBurst use, but it can be easily upgraded to digital MicroBurst or other available

technologies as customer needs evolve. We also plan to offer versions incorporating IXRTT and WiFi technologies."

Examples of conditions that Fleet-Link can monitor and report on include:

- Cargo that has been opened during transit
- Cargo that has stopped outside of its origin or destination for a longer-than-required time
- Vehicle speeds in excess of prescribed limits
- Vehicles that divert from prescribed routes
- Engine use or idling time is in excess of prescribed limits
- Refrigerated load temperatures that are outside of prescribed limits
- Door alarms that have been activated
- Distance-traveled reports, including driver hour logs
- Use and location of leased assets

Fleet-Link's initial customers include Robertson Group, the Nashville, Tennessee-based application service provider and long-haul trucking company whose Best Online Tracking or "BOLT" (http://www.boltsystem.com/) Internet-based fleet management system is designed for small and mid-sized trucking firms, with fewer than 500 trucks.

"Fleet-Link is feature-rich and yet very affordable and easy to use," said Robertson Group co-owner Jerry Robertson. "It is helping BOLT to generate a lot of industry interest. People like the Fleet-Link's compact size. It's so small that it can be installed without anyone knowing it is there, which protects it from being stolen or compromised. People also like Fleet-Link's solar-powered capability. It's a big plus."

"We are delighted to partner with CSI Wireless in offering Fleet-Link to the transportation industry," said Melanie Stone, Aeris.net's Director of Marketing Communications. "The Microburst® network's use of other cellular networks' control channel will ensure that Fleet-Link provides affordable, dependable, seamless wireless coverage for monitoring truck trailers, container units and other assets."

Fleet-Link is a trailer/container-oriented extension of CSI Wireless' family of innovative and cost-effective fleet-tracking and telematics products that includes the Microburst/analog-capable Asset-Link 100, and Asset-Link 200, and the GSM/digital-capable Asset-Link 400. The entire product line features CSI Wireless' proven GPS and wireless technology.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the

announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Jerry Robertson
Co-owner
Robertson Group
615-872-0077 (ext. 206)
jrrobert@boltsystem.com

Melanie Stone
Dir., Marketing Communications
Aeris.net
650-248-4475
Melanie.stone@aeris.net

59

RECEIVED

2005 SEP 21

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless receives $8.3M order for Fixed Wireless Telephones

Motorola-branded product is #1 TDMA fixed wireless phone in Latin America

Calgary, Alberta – October 14, 2004 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced it has received an $8.3-million purchase order from Brightstar Corp., a Motorola licensee, for CSI's Motorola FX800t – a TDMA-based product that is the largest-selling TDMA fixed wireless telephone in Latin America.

The purchase order will be fulfilled in the fourth quarter of 2004 and in early 2005.

"This newest Brightstar order, which is on track for our fixed wireless sales targets in 2004-2005, demonstrates the strong demand for our fixed wireless phones," said Stephen Verhoeff, CSI Wireless' President and CEO. "We are providing high-quality products at a very competitive cost that enable wireless communications providers to bypass the cost and access problems of traditional copper landline telephone networks."

The Motorola FX800t is very reliable in both urban and rural environments – including remote communities where landlines are not available. Customer satisfaction with the phone is proving to be well above standard industry rates.

Most of CSI's fixed wireless sales to date have been in the Americas, where TDMA (Time Division Multiple Access) remains a popular wireless technology. However, CSI's new fixed wireless phone with GSM (Global System for Mobile communications) technology has already attracted a $5.7-million purchase order, and is generating strong interest in Latin America, Asia, Europe and the Middle East.

The TDMA technology standard is used by approximately 10 per cent of the world's wireless subscribers, while GSM is used by approximately 70 per cent. By offering both TDMA and GSM versions of its fixed wireless phones, CSI Wireless is capable of serving 80 per cent of the world's wireless subscribers – meaning more than 1.3 billion consumers in 200-plus countries.

CSI's fixed wireless telephones provide the signal strength and voice quality of landline telephones. They are "fixed" because they connect to standard AC electric outlets rather to portable batteries, and "wireless" because they rely on cellular rather than copper-wire landline networks. They are deployed primarily in developing countries to enable users to bypass landline networks that are often scarce, unreliable and/or prohibitively expensive.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several emerging high-growth markets including

Precision Guidance in Agriculture, Consumer Telematics and Fixed Wireless Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

60

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless ships its 500,000th wireless device, achieving corporate milestone

Fixed wireless telephone, asset-tracking and telematics shipments top half-million mark

San Francisco, California – Oct. 26, 2004 - (TSE:CSY): CSI Wireless Inc., a designer and manufacturer of wireless and GPS products used in more than 50 countries, today announced that it has reached an important corporate milestone by shipping its 500,000th wireless device.

"The growth in demand for our wireless products has been very strong, and the outlook for future growth is very exciting," said Stephen Verhoeff, CSI Wireless' President and CEO. "We began developing our first wireless device in 1998 and launched our first commercial wireless product in 2000. To have a half a million units sold and deployed in this short period is a significant achievement for CSI Wireless."

Thanks to its proven expertise in both wireless and GPS technologies, CSI Wireless has become a key player in several rapidly growing markets, including:

- Fixed wireless telephones for use primarily in Latin America, Asia, Eastern Europe and other developing and/or remote areas of the world where traditional copper-wire landline networks are not available or are too expensive;
- Asset-tracking and fleet management products that enable trucking, car rental, construction equipment and other companies to remotely monitor and manage their mobile assets;
- Consumer telematics products that offer users security and safety features such as remote door locking and unlocking, stolen vehicle tracking, and reading vehicle diagnostic information.

CSI Wireless' fixed wireless telephones, which are essentially wall-mounted or desktop wireless phones, have been market leaders since their introduction in late 2002 – generating almost $80 million of sales during that brief two-year period. CSI offers phones using the Time Division Multiple Access (TDMA) wireless technology that is most popular in the Americas, and other models that operate using the Global System for Mobile communications (GSM) wireless technology that is most popular globally, with more than 1.3 billion subscribers.

CSI's Motorola-branded FX800t product has quickly become the most popular TDMA fixed wireless phone in Latin America, and its new GSM version is generating strong interest in Latin America, Asia and other major markets.

CSI Wireless' asset-tracking products include the:

- Asset-Link™ 100, an analog unit that uses the very cost-effective MicroBurst® cellular network from Aeris.net for short-message communications throughout the Americas
- Asset-Link 200 that utilizes both Microburst® and AMPS to download data files, while tracking the device

- Asset-Link 400 that utilizes both GSM and AMPS for worldwide tracking, monitoring and telematics applications
- Fleet-Link™, a self-powered device for locating, tracking and monitoring truck trailers, shipping containers, railcars, hazardous goods and other sensitive cargo, even when untethered from a truck or disconnected from another external power supply; the optional solar-powered version can operate independently for years

Asset-Link is the core technology for a growing number of companies' fleet-management systems, and for Directed Electronics' stolen vehicle recovery product line – available at U.S. retailers under the company's well-known Viper, Python, Automate and Clifford brands.

Directed's Asset-Link-equipped Clifford Tracking System received the prestigious Innovations Award this year at the annual Consumer Electronics Show in Las Vegas that attracts more than 120,000 exhibitors and visitors. Asset-Link was also a finalist this year in the Telematics Update/Detroit Awards, in the Best Telematics Terminal category.

"CSI Wireless has established itself very firmly in the fixed wireless and the asset-tracking and telematics marketplaces," Mr. Verhoeff said. "We are confident that our wireless sales, having now reached the 500,000-unit mark, will continue to grow at a very impressive pace."

CSI Wireless announced its "500,000th wireless device" milestone in San Francisco, in conjunction with attendance at the Cellular Telecommunications and Internet Association (CTIA) Wireless IT show from October 25 to 27.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in serving several emerging high-growth markets including Fixed Wireless Telelphones, Precision Guidance in Agriculture and Consumer Telematics. CSI Wireless owns several patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

(61)

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Q3 Revenues Grow 53% to $23 Million

Calgary, Alberta – November 2, 2004 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced significant year-over-year growth in third-quarter revenues and earnings.

For the three-month period ended September 30, 2004, consolidated revenues rose 53% to $23.2 million from $15.1 million in the third quarter of 2003. Gross margins of $7.3 million were a record level for the Company, representing an increase of 51% over gross margins of $4.8 million in the third quarter of 2003. Year-over-year gross margin percentages were consistent at 32%. Net earnings were $1.1 million in the quarter, or $0.03 per share, compared to a $572,000 loss, or a ($0.02) per share loss, in the third-quarter of 2003.

"CSI achieved record margins for the third consecutive quarter, and did so in the seasonally slowest quarter of the year for CSI Wireless," stated Stephen Verhoeff, President and CEO. "Strong consecutive quarterly growth in the sales of the Company's Motorola-branded desktop cellular telephones and very strong third quarter GPS product revenues were responsible for the record third quarter revenue."

On a consecutive quarterly basis, third quarter consolidated revenues increased by 24% from revenues of $18.7 million in the second quarter of 2004 as a result of strong growth in sales of desktop cellular telephones (fixed wireless telephones). Net income of $1.1 million was down from $1.6 million in the second quarter of 2004 as a result of a foreign exchange translation loss of $388 thousand realized in the quarter, whereas a foreign exchange translation gain of $294 thousand was realized in the second quarter.

CSI's GPS Business Unit achieved record third-quarter revenues of $7.5 million, an increase of 19% compared to sales of $6.3 million in the third quarter of 2003, primarily resulting from continuing strength in the agricultural guidance markets. GPS gross margins in the quarter were 49%, compared to 50% in the third quarter of 2003 and 53% in the second quarter of 2004, with the differences largely related to product mix during the periods.

The Company's Wireless Business Unit produced significant year-over-year revenue growth, with an increase of 78% to $15.7 million from $8.8 million in the third quarter of 2003. Sales of CSI's desktop cellular telephones in Latin America have been increasing steadily throughout 2004. Volume shipments of the telephones achieved a record level during the third quarter, up significantly from the second quarter. Gross margins realized in the Wireless Unit in the third quarter were 23%, up from 22% in the second quarter of 2004 and 20% in the third quarter of 2003.

Coinciding with the 53% increase in third-quarter revenues, third-quarter operating expenses increased 51% to $5.9 million in 2004, from $3.9 million in 2003. Research and development expenses increased by 74% over the third quarter of 2003 as a result of the Company's accelerated development of two new GSM-based wireless products. In addition, operating expenses increased due to the implementation of the newly issued accounting standard for stock-based compensation.

"The third quarter of 2004 represented a particularly intensive period of investment in new product development for CSI, especially in relation to the Company's new GSM-based wireless products," said Mr.

Verhoeff. "We expect immediate returns on this investment through new product sales beginning in the fourth quarter, which we expect will be a new record quarter for the Company. These returns will continue into 2005 and beyond, thanks to the significant market opportunities that we see for our new products."

During the third quarter, the Company realized a foreign exchange loss of $388 thousand, bringing the year to-date foreign exchange loss to $202 thousand. This loss is primarily the result of the impact of the weakening US dollar on US dollar denominated working capital during the quarter.

For the nine months ended September 30, 2004, CSI reported net earnings of $3.4 million, or $0.11 per share basic and $0.10 per share diluted. The nine-month performance is a record for the company and is a significant improvement from net income of $37 thousand, or $0.00 per share, for the same period in 2003.

CSI Wireless held cash of $10.9 million at the end of the third quarter compared to a balance of $16.8 million at the end of the second quarter. The primary items impacting the cash balance in the third quarter were:

- Accounts receivable increased by $3.0 million due to increased sales during the quarter;
- Inventories increased by $1.6 million, primarily due to purchases required to support the ramp-up of new products expected to be released during the fourth quarter; and
- During September 2004, CSI used cash of $2.7 million to redeem outstanding preferred shares in accordance with the terms of those preferred shares. The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc, Inc. which took place in 1999. This transaction is the final element of the Satloc purchase transaction.

Operational Highlights

- CSI received a $5.7-million purchase order from Brightstar Corp. for CSI's new 410 series GSM desktop cellular telephone that features GPRS for voice, Internet, email and text-messaging transmissions. GSM is the wireless standard of more than 200 countries and one billion subscribers worldwide. CSI's GSM phone generated significant interest during the quarter in GSM-intensive regions including Latin America, Asia, Eastern Europe and the Middle East.

- Subsequent to the third quarter, CSI commenced commercial shipments of the first model of its GSM desktop cellular telephone into Latin American markets.

- CSI received $15 million of purchase orders from RHS Inc. for the Outback®S, Outback®360 and Outback eDrive® branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

- CSI began shipping its Fleet-Link asset-tracking product to application service providers and original equipment manufacturers (OEMs). Fleet-Link is a self-powered asset-tracking product used to remotely monitor and manage tractor trailers, freight containers and other mobile assets from a central command centre.

- The Robertson Group, an application service provider and long-haul trucking company based in Nashville, Tenn., adopted CSI's Fleet-Link. Robertson provides the "BOLT" Internet-based fleet management system for small-and mid-sized trucking firms with fewer than 500 trucks.

- CSI established a supply and product development relationship with DICKEY-john Corporation, one of the world's leading manufacturer of electronic equipment for the agriculture and public works sectors, with customers on six continents.

- Subsequent to the close of the third quarter, CSI received an $8.3-million purchase order from Brightstar Corp., for CSI's Motorola FX800t -- the TDMA-based product that is the largest-selling TDMA desktop cellular telephone in Latin America. The purchase order will be fulfilled in the fourth quarter of 2004 and in early 2005.

Conference Call – Tuesday November 2 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Tuesday November 2, 2004 at 10:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-640-4127, or 1-800-814-4890 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available from 12:00 p.m. eastern time Tuesday November 2 through Tuesday November 9. Please dial 1-877-289-8525 and enter the reservation number 21098755# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in serving several emerging high-growth markets including desktop cellular phones for the home/office (Fixed Wireless Telephony), Precision Guidance in Agriculture and Consumer Telematics. CSI Wireless owns several patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. The company's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff	Cory Pala	Jeff Adams
President & CEO	Investor Relations	Public Relations Manager
CSI Wireless Inc.	E-vestor Communications Inc.	CSI Wireless Inc.
403-259-3311	416-657-2400	403-259-3311/615-8747 (cell)
	cpala@evestor.com	jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Sales	$ 23,181,376	$ 15,133,600	$ 57,034,820	$ 61,097,950
Cost of sales	15,853,075	10,294,776	37,458,757	45,892,527
	7,328,301	4,838,824	19,576,063	15,205,423
Expenses:				
Research and development	2,763,337	1,592,437	7,348,594	5,285,461
Selling	1,197,234	1,003,393	3,440,330	3,061,889
General and administrative	1,257,106	979,737	3,545,414	3,318,302
Stock based compensation	204,421	–	497,065	23,530
Depreciation and amortization	398,613	288,133	959,736	857,899
	5,820,711	3,863,700	15,791,139	12,547,081
Earnings before undernoted items	1,507,590	975,124	3,784,924	2,658,342
Redemption premium on preferred shares	41,367	50,690	167,524	171,097
Foreign exchange loss	387,678	41,629	202,399	166,125
Interest expense (income)	(24,535)	140,941	26,079	510,429
	1,103,080	741,864	3,388,922	1,810,691
Loss from unsuccessful arbitration	–	1,153,822	–	1,613,821
Restructuring costs	–	160,000	–	160,000
Net earnings (loss)	1,103,080	(571,958)	3,388,922	36,870
Deficit, beginning of period	(20,949,921)	(21,676,192)	(22,837,629)	(22,285,020)
Change in accounting policy	–	–	(398,134)	–
Deficit, end of period	$(19,846,841)	$(22,248,150)	$ (19,846,841)	$(22,248,150)
Earnings per common share:				
Basic	$ 0.03	$ (0.02)	$ 0.11	$ 0.00
Diluted	$ 0.03	$ (0.02)	$ 0.10	$ 0.00
Weighted average shares outstanding:				
Basic	32,984,664	23,673,428	31,500,675	22,397,984
Diluted	35,101,198	24,529,614	33,409,119	22,743,481

CSI WIRELESS INC.

Consolidated Balance Sheets

	September 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 10,860,442	$ –
Accounts receivable	13,701,446	9,606,485
Inventories	8,161,635	8,174,568
Prepaid expenses and deposits	856,934	422,604
	33,580,457	18,203,657
Capital assets	6,632,675	4,188,697
Goodwill	18,818,176	18,624,676
	$ 59,031,308	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	9,456,301	8,041,181
Current portion of capital leases	1,381,065	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares	–	2,242,154
	10,837,366	13,759,850
Capital lease obligations	600,082	387,674
Shareholders' equity:		
Share capital	66,389,453	49,551,086
Contributed surplus	1,051,248	156,049
Deficit	(19,846,841)	(22,837,629)
	47,593,860	26,869,506
	$ 59,031,308	$ 41,017,030

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ 1,103,080	$ (571,958)	$ 3,388,922	$ 36,870
Items not involving cash:				
Depreciation and amortization	398,613	288,133	959,736	857,899
Redemption premium on preferred shares	41,367	50,690	167,524	171,097
Foreign exchange gain (loss) on preferred shares	(46,909)	40,063	44,092	(244,185)
Stock based compensation	204,421	–	497,065	23,530
	1,700,572	(193,072)	5,057,339	845,211
Change in non-cash operating working capital:				
Accounts receivable	(2,960,792)	508,811	(4,094,961)	(1,350,970)
Inventories	(1,563,579)	1,107,797	12,933	3,007,259
Prepaid expenses and deposits	(382,518)	(85,058)	(434,330)	(107,423)
Accounts payable and accrued liabilities	287,460	(2,095,727)	1,415,120	(1,935,624)
Redemption premium on preferred shares	(652,750)	–	(652,750)	–
	(3,571,607)	(757,249)	1,303,351	458,453
Cash flows from (used in) financing activities:				
Bank indebtedness	–	(1,424,662)	(2,557,939)	(354,793)
Senior long-term debt	–	(1,885,201)	(761,672)	(2,838,127)
Other long-term debt	–	(418,664)	–	(874,750)
Capital leases	(431,554)	(15,543)	(490,066)	(387,847)
Preferred share retraction	(1,994,520)	–	(1,994,520)	–
Issue of share capital, net of share issue costs	627,866	4,671,229	16,838,367	4,682,088
	(1,798,208)	927,159	11,034,170	226,571
Cash flows from (used in) investing activities:				
Purchase of capital assets	(584,682)	(169,910)	(1,477,079)	(685,024)
Increase (decrease) in cash position	(5,954,497)	–	10,860,442	–
Cash and cash equivalents, beginning of period	16,814,939	–	–	–
Cash and cash equivalents, end of period	$ 10,860,442	$ –	$ 10,860,442	$ –
Supplemental disclosure:				
Interest paid	$ 25,226	$ 155,955	$ 159,575	$ 538,219
Interest received	$ 53,540	$ –	$ 122,622	$ –

CSI Wireless Inc.
Interim Management Discussion and Analysis
Third Quarter ended September 30, 2004

csi wireless

(62)

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of November 12, 2004 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Desktop Cellular Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of Quarterly Results

	For the Quarters Ended							
	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004
Revenue	$ 20,633	$ 24,070	$ 21,895	$ 15,134	$ 9,948	$ 15,146	$ 18,707	$ 23,181
Gross margin	3,403	5,140	5,226	4,839	3,555	5,575	6,672	7,328
Expenses								
Research & development	1,743	1,898	1,795	1,592	1,732	2,026	2,559	2,763
Selling	1,138	1,001	1,057	1,003	1,039	1,027	1,216	1,197
General & administrative	1,213	1,180	1,183	980	952	1,128	1,160	1,257
Stock-based compensation	-	-	-	-	-	134	159	204
Depreciation & amortization	301	334	235	288	296	261	300	399
	4,395	4,413	4,270	3,863	4,019	4.576	5,394	5,820
Earning (loss) before the following	(992)	727	956	976	(464)	999	1,278	1,507
Interest expense (income)	312	198	171	141	168	103	(52)	(25)
Foreign exchange (gain) loss	(13)	211	(86)	42	52	108	(294)	388
Premium on preferred shares	322	46	74	51	40	62	64	41
	(1,613)	272	797	742	(724)	726	1,560	1,103
Loss (recovery) from arbitration	-	168	292	1,154	(135)	-	-	-
Restructuring costs	-	-	-	160	-	-	-	-
Net income (loss) for the period	$ (1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103
Income (loss) per share – basic	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03
Income (loss) per share – diluted	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.02	$ 0.04	$ 0.03

Quarter Ended September 30, 2004 versus Quarter Ended June 30, 2004

Revenues

Revenues in the quarter of $23.2 million were a record for the third quarter, and represented a 24% increase from second quarter revenue of $18.7 million. Revenues from the Wireless Business Unit of $15.7 million were a 53% increase from revenues of $10.3 million in the second quarter. Strong sales of desktop cellular telephones during the quarter drove this increase. Revenues in the Company's GPS Business Unit were a third quarter record at $7.5 million, down from $8.4 million in the second quarter. The third quarter typically shows a seasonal decline relative to the second quarter. Continuing strong sales of agricultural guidance products was the primary contributor to this record quarterly performance.

Gross Margins

The Company achieved a record level of gross margins for the third consecutive quarter, with gross margins of $7.3 million, exceeding the previous record of $6.7 million that the Company earned in the second quarter this year. In percentage terms, gross margins of 32% in the third quarter were down from 36% in the second quarter. This reduction was primarily related to the increase in the relative share of Wireless product revenues during the quarter.

Operating Expenses

Operating expenses increased by 8% over the second quarter primarily as a result of the accelerated engineering development of certain wireless products. In addition, depreciation expense increased as a result of a higher level of fixed assets and stock based compensation expense increased due to a higher number of stock options vesting during the quarter.

Interest and Other

The Company earned interest income, net of interest expense, of $25 thousand in the third quarter, compared to $52 thousand in the second quarter of 2004. The Company is earning interest income on its cash balance, offset by interest expense primarily on capital leases, which increased in the quarter in connection with capital spending during the quarter.

The Company incurred a foreign exchange translation loss of $388 thousand in the third quarter of 2004 versus a gain of $294 thousand during the second quarter. The loss arose primarily due to the impact of a weaker US dollar during the quarter on US dollar denominated working capital. On a year-to-date basis, the Company has incurred a foreign exchange translation loss of $202 thousand, compared to $166 thousand in the prior year.

Net Income

Net income in the third quarter was $1.1 million, or $0.03 per share (basic and diluted), compared to $1.6 million, or $0.05 per share (basic) and $.04 per share (diluted) in the second quarter. The decline in net income relates to a $682 thousand swing in the foreign exchange translation loss, quarter over quarter.

Quarter Ended September 30, 2004 versus Quarter Ended September 30, 2003

Revenues

On a year-over-year quarterly basis, revenues of $23.2 million increased by 54% from $15.1 million for the third quarter of 2003. Wireless Business Unit revenues of $15.7 million increased by 78% from $8.8 million in the third quarter of 2003 as a result of significantly stronger desktop cellular telephone sales. Record revenues in the GPS Business Unit of $7.5 million increased by 19% from $6.3 million in 2003 primarily a result of continuing strength in agricultural guidance product sales. On a year-to-date basis, revenues of $57.0 million are down from $61.1 million due primarily to the impact of the strengthening Canadian dollar foreign exchange rate on US dollar-denominated revenues as well as due to market price declines for the Company's desktop cellular telephones.

Gross Margins

Record quarterly gross margins of $7.3 million were achieved, up by 51% from $4.8 million in the third quarter of 2003, due to increased revenues and to wireless product cost reductions. In percentage terms, gross margins of 32% in the third quarter of 2004 were consistent with the third quarter of 2003. Margins improved in the Wireless Unit from 20% in the third quarter of 2003 to 23% in 2004. However, on a consolidated basis, this increase was offset by the increased relative weighting of Wireless Unit to GPS Unit revenues in the quarter relative to the prior year quarter. GPS Unit margins of 49% were slightly lower than 50% realized in 2003. Year-to-date gross margins of $19.6 million, or 34%, are up 29% from margins of $15.2 million, or 25%, in 2003, in spite of the 7% decline in revenues. This is primarily due to stronger GPS Unit sales and gross margins, as well as from product cost reductions on desktop cellular telephones that have exceeded market price pressures.

Operating Expenses

Coinciding with a 53% increase in third quarter revenues, third-quarter operating expenses increased by 51% to $5.8 million in the third quarter of 2004, up from $3.9 million in the third quarter of 2003. This increase was also a result of increased engineering development costs related to the acceleration of certain wireless products and the implementation of the new accounting standard relating to stock-based compensation. On a year-to-date basis, operating expenses have increased from $12.5 million to $15.8 million primarily as a result of increased engineering development and stock-based compensation costs, as previously explained.

Net Income

Net income of $1.1 million, or $0.03 per share (basic and diluted), in the third quarter of 2004 increased by $1.7 million from a loss of $0.6 million, or ($0.02) per share (basic and diluted), in the third quarter of 2003. This improvement is primarily due to increased gross margins, net of increased operating expenses, and to the incurrence of a $1.2 million loss from an arbitration case settled in the third quarter of 2003. Year-to-date net income of $3.4 million increased from $37 thousand for 2003.

Liquidity and Capital Resources

CSI Wireless held cash of $10.9 million at the end of the third quarter compared to a balance of $16.8 million at the end of the second quarter. The primary items impacting the cash balance in the third quarter were:

- Accounts receivable increased by $3.0 million due to increased sales during the quarter;
- Inventories increased by $1.6 million, primarily due to purchases required to support the ramp-up of new products expected to be released during the fourth quarter; and
- During September 2004, CSI used cash of $2.7 million to redeem outstanding preferred shares in accordance with the terms of those preferred shares. The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc, Inc. which took place in 1999. This transaction is the final element of the Satloc purchase transaction and eliminates the obligation to accrue a redemption premium on these shares at a rate of 10% per year.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased to $8.2 million at September 30, 2004 from $6.6 million at the end of June 2004.

Gross fixed assets increased by $2.1 million during the quarter. This amount differs from capital expenditures of $585 thousand disclosed in the Consolidated Statement of Cashflows because capital additions acquired under capital lease are not included in the cashflow statement in accordance with generally accepted accounting principles. The primary area of capital expenditure in the third quarter was the purchase of unique manufacturing test equipment for use by our desktop cellular telephone contract manufacturers. Test equipment to support the manufacturing of the GSM phones was put in place in our manufacturer's plant in China during the quarter to support the ramp-up of that program. In addition, additional equipment was put in place in our Mexican manufacturer's plant to support increased capacity in response to the increased demand for TDMA desktop cellular telephones.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.



63

csi wireless™

Interim Report • Q3 • September 30, 2004

Message to Shareholders
Third Quarter ended September 30, 2004

We are pleased to enclose our financial results for the third quarter of 2004, which is the third consecutive quarter in which we posted record gross margins. It was also the strongest revenue performance we've ever produced for a third quarter – by a large margin. We are particularly pleased with these results as the third quarter is traditionally the lowest quarter of our fiscal year due to seasonality factors.

In addition to the strong third quarter, it was the most profitable nine-month period in the Company's history, with earnings of $3.4 million, or $0.11 per share. Many factors contributed to this success. One of the most important factors has been committing the appropriate resources to research and development to build world-class products that dominate the markets that we serve.

Our substantial revenue increases are a direct result of the leadership we enjoy in the GPS markets and the dramatic increases in demand for our fixed wireless telephones in Latin America. These fixed wireless telephones are essentially desktop cellular phones which are used in the home or small businesses in developing countries where there are limited or non-existent phone networks.

GPS Business Unit

Our GPS product lines performed ahead of expectations in the third quarter. Our GPS business continues to be the core earnings driver for the Company through 2004. All key customers sales are up this year. Our core GPS market is precision guidance for the agricultural markets, and this sector has been recovering from a drought that impacted the North American agriculture market in 2002 and 2003. We expect the recovery seen in 2004 will continue through to 2006.

CSI dominates the precision guidance market for agriculture. This is a result of our leading products. Our Outback branded products command leading market share positions in the agricultural guidance market. Perhaps the most exciting and imminent opportunity in GPS is with our new auto-steering products that leverage the GPS guidance products that we have been so successful with in the precision agriculture market.

We expect that automatic steering technology will have a dramatic effect on the growth in our revenues from the agriculture market in the coming years, as we are one of only a handful of companies in the world who have developed this technology. We have had initial shipments of our auto-steering products and market reception has been strong. We expect this to provide a new wave of demand for our products as this technology becomes mainstream in the coming years.

Wireless Business Unit

Our wireless business also had a strong third quarter as volume shipments of our leading TDMA desktop cellular telephone were up substantially over the second quarter.

Mexico is the primary destination for our phones today. We recently received incremental purchase orders to satisfy growing demand in Mexico and other countries in Latin America. Using desktop cellular telephony to establish a wireless local loop ("WLL") is rapidly becoming accepted around the world as a viable alternative to landline phones, particularly in developing countries. It provides a more rapid, practical and cost-effective solution to landlines. Global market acceptance suggests that we have entered the market at the right time, with the right products. We have very aggressive targets for our recently announced GSM version of this telephone, as international interest has been significant.

I am pleased to report that we recently made the first commercial shipments of our new GSM desktop cellular phones. GSM gives us access not only to the Americas – but the rest of the world too. During the quarter CSI received a $5.7-million purchase order from Brightstar Corp. for CSI's new 410 series GSM desktop cellular

telephone. CSI's GSM phone also generated significant interest during the quarter in a number of GSM-intensive regions including Latin America, Asia, Eastern Europe and the Middle East. To date we have completed our first carrier approval and we are currently testing our phones with more than 10 other GSM carriers globally.

All indicators suggest a substantial increase in volume shipments of desktop cellular telephones in 2005. Our TDMA phones have been driving our revenue to date. Yet the TDMA wireless protocol is a relatively small market, only about one-tenth the size of the global GSM market. As GSM demand ramps up, we expect that it will contribute to strong growth in revenues and earnings in the next several years.

Summary

Overall, both of our business units posted strong results in the third quarter, and are well positioned with strong order backlogs through the remainder of the year. All business areas look promising for the close of the year and moving into 2005.

We believe we are continuing to focus on the right customers, with the right products, at the right time. Our focus is on the long-term. Our corporate business plan looks out several years. It's aggressive, bold and exciting. The year that we are delivering in 2004 is a well-executed component of this long-term plan, with the intention of becoming the dominant global supplier in all of our markets, and growing CSI Wireless into one of the great Canadian technology companies.

Stephen Verhoeff
President and Chief Executive Officer
November 12, 2004

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of November 12, 2004 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the Consumer, Agriculture, Marine, Automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including Precision Guidance in Agriculture, Consumer-based Desktop Cellular Telephones and Commercial and Consumer Telematics.

Results of Operations

Summary of Quarterly Results

	For the Quarters Ended							
	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004
Revenue	$ 20,633	$ 24,070	$ 21,895	$ 15,134	$ 9,948	$ 15,146	$ 18,707	$ 23,181
Gross margin	3,403	5,140	5,226	4,839	3,555	5,575	6,672	7,328
Expenses								
Research & development	1,743	1,898	1,795	1,592	1,732	2,026	2,559	2,763
Selling	1,138	1,001	1,057	1,003	1,039	1,027	1,216	1,197
General & administrative	1,213	1,180	1,183	980	952	1,128	1,160	1,257
Stock-based compensation	-	-	-	-	-	134	159	204
Depreciation & amortization	301	334	235	288	296	261	300	399
	4,395	4,413	4,270	3,863	4,019	4.576	5,394	5,820
Earning (loss) before the following	(992)	727	956	976	(464)	999	1,278	1,507
Interest expense (income)	312	198	171	141	168	103	(52)	(25)
Foreign exchange (gain) loss	(13)	211	(86)	42	52	108	(294)	388
Premium on preferred shares	322	46	74	51	40	62	64	41
	(1,613)	272	797	742	(724)	726	1,560	1,103
Loss (recovery) from arbitration	-	168	292	1,154	(135)	-	-	-
Restructuring costs	-	-	-	160	-	-	-	-
Net income (loss) for the period	$ (1,613)	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103
Income (loss) per share – basic	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03
Income (loss) per share – diluted	$ (0.08)	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.02	$ 0.04	$ 0.03

Quarter Ended September 30, 2004 versus Quarter Ended June 30, 2004

Revenues

Revenues in the quarter of $23.2 million were a record for the third quarter, and represented a 24% increase from second quarter revenue of $18.7 million. Revenues from the Wireless Business Unit of $15.7 million were a 53% increase from revenues of $10.3 million in the second quarter. Strong sales of desktop cellular telephones during the quarter drove this increase. Revenues in the Company's GPS Business Unit were a third quarter record at $7.5 million, down from $8.4 million in the second quarter. The third quarter typically shows a seasonal decline relative to the second quarter. Continuing strong sales of agricultural guidance products was the primary contributor to this record quarterly performance.

Gross Margins

The Company achieved a record level of gross margins for the third consecutive quarter, with gross margins of $7.3 million, exceeding the previous record of $6.7 million that the Company earned in the second quarter this year. In percentage terms, gross margins of 32% in the third quarter were down from 36% in the second quarter. This reduction was primarily related to the increase in the relative share of Wireless product revenues during the quarter.

Operating Expenses

Operating expenses increased by 8% over the second quarter primarily as a result of the accelerated engineering development of certain wireless products. In addition, depreciation expense increased as a result of a higher level of fixed assets and stock based compensation expense increased due to a higher number of stock options vesting during the quarter.

Interest and Other

The Company earned interest income, net of interest expense, of $25 thousand in the third quarter, compared to $52 thousand in the second quarter of 2004. The Company is earning interest income on its cash balance, offset by interest expense primarily on capital leases, which increased in the quarter in connection with capital spending during the quarter.

The Company incurred a foreign exchange translation loss of $388 thousand in the third quarter of 2004 versus a gain of $294 thousand during the second quarter. The loss arose primarily due to the impact of a weaker US dollar during the quarter on US dollar denominated working capital. On a year-to-date basis, the Company has incurred a foreign exchange translation loss of $202 thousand, compared to $166 thousand in the prior year.

Net Income

Net income in the third quarter was $1.1 million, or $0.03 per share (basic and diluted), compared to $1.6 million, or $0.05 per share (basic) and $.04 per share (diluted) in the second quarter. The decline in net income relates to a $682 thousand swing in the foreign exchange translation loss, quarter over quarter.

Quarter Ended September 30, 2004 versus Quarter Ended September 30, 2003

Revenues

On a year-over-year quarterly basis, revenues of $23.2 million increased by 54% from $15.1 million for the third quarter of 2003. Wireless Business Unit revenues of $15.7 million increased by 78% from $8.8 million in the third quarter of 2003 as a result of significantly stronger desktop cellular telephone sales. Record revenues in the GPS Business Unit of $7.5 million increased by 19% from $6.3 million in 2003 primarily a result of continuing strength in agricultural guidance product sales. On a year-to-date basis, revenues of $57.0 million are down from $61.1 million due primarily to the impact of the strengthening Canadian dollar foreign exchange rate on US dollar-denominated revenues as well as due to market price declines for the Company's desktop cellular telephones.

Gross Margins

Record quarterly gross margins of $7.3 million were achieved, up by 51% from $4.8 million in the third quarter of 2003, due to increased revenues and to wireless product cost reductions. In percentage terms, gross margins of 32% in the third quarter of 2004 were consistent with the third quarter of 2003. Margins improved in the Wireless Unit from 20% in the third quarter of 2003 to 23% in 2004. However, on a consolidated basis, this increase was offset by the increased relative weighting of Wireless Unit to GPS Unit revenues in the quarter relative to the prior year quarter. GPS Unit margins of 49% were slightly lower than 50% realized in 2003. Year-to-date gross margins of $19.6 million, or 34%, are up 29% from margins of $15.2 million, or 25%, in 2003, in spite of the 7% decline in revenues. This is primarily due to stronger GPS Unit sales and gross margins, as well as from product cost reductions on desktop cellular telephones that have exceeded market price pressures.

Operating Expenses

Coinciding with a 53% increase in third quarter revenues, third-quarter operating expenses increased by 51% to $5.8 million in the third quarter of 2004, up from $3.9 million in the third quarter of 2003. This increase was also a result of increased engineering development costs related to the acceleration of certain wireless products and the implementation of the new accounting standard relating to stock-based compensation. On a year-to-date basis, operating expenses have increased from $12.5 million to $15.8 million primarily as a result of increased engineering development and stock-based compensation costs, as previously explained.

Net Income

Net income of $1.1 million, or $0.03 per share (basic and diluted), in the third quarter of 2004 increased by $1.7 million from a loss of $0.6 million, or ($0.02) per share (basic and diluted), in the third quarter of 2003. This improvement is primarily due to increased gross margins, net of increased operating expenses, and to the incurrence of a $1.2 million loss from an arbitration case settled in the third quarter of 2003. Year-to-date net income of $3.4 million increased from $37 thousand for 2003.

Liquidity and Capital Resources

CSI Wireless held cash of $10.9 million at the end of the third quarter compared to a balance of $16.8 million at the end of the second quarter. The primary items impacting the cash balance in the third quarter were:

- Accounts receivable increased by $3.0 million due to increased sales during the quarter;
- Inventories increased by $1.6 million, primarily due to purchases required to support the ramp-up of new products expected to be released during the fourth quarter; and
- During September 2004, CSI used cash of $2.7 million to redeem outstanding preferred shares in accordance with the terms of those preferred shares. The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc, Inc. which took place in 1999. This transaction is the final element of the Satloc purchase transaction and eliminates the obligation to accrue a redemption premium on these shares at a rate of 10% per year.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased to $8.2 million at September 30, 2004 from $6.6 million at the end of June 2004.

Gross fixed assets increased by $2.1 million during the quarter. This amount differs from capital expenditures of $585 thousand disclosed in the Consolidated Statement of Cashflows because capital additions acquired under capital lease are not included in the cashflow statement in accordance with generally accepted accounting principles. The primary area of capital expenditure in the third quarter was the purchase of unique manufacturing test equipment for use by our desktop cellular telephone contract manufacturers. Test equipment to support the manufacturing of the GSM phones was put in place in our manufacturer's plant in China during the quarter to support the ramp-up of that program. In addition, additional equipment was put in place in our Mexican manufacturer's plant to support increased capacity in response to the increased demand for TDMA desktop cellular telephones.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $6,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

CSI WIRELESS INC.

Consolidated Balance Sheets

	September 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 10,860,442	$ –
Accounts receivable	13,701,446	9,606,485
Inventories	8,161,635	8,174,568
Prepaid expenses and deposits	856,934	422,604
	33,580,457	18,203,657
Capital assets	6,632,675	4,188,697
Goodwill	18,818,176	18,624,676
	$ 59,031,308	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	9,456,301	8,041,181
Current portion of capital leases	1,381,065	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares (note 4)	–	2,242,154
	10,837,366	13,759,850
Capital lease obligations	600,082	387,674
Shareholders' equity:		
Share capital (note 3)	66,389,453	49,551,086
Contributed surplus	1,051,248	156,049
Deficit	(19,846,841)	(22,837,629)
	47,593,860	26,869,506
	$ 59,031,308	$ 41,017,030

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Sales	$ 23,181,376	$ 15,133,600	$ 57,034,820	$ 61,097,950
Cost of sales	15,853,075	10,294,776	37,458,757	45,892,527
	7,328,301	4,838,824	19,576,063	15,205,423
Expenses:				
Research and development	2,763,337	1,592,437	7,348,594	5,285,461
Selling	1,197,234	1,003,393	3,440,330	3,061,889
General and administrative	1,257,106	979,737	3,545,414	3,318,302
Stock based compensation (note 3(e))	204,421	–	497,065	23,530
Depreciation and amortization	398,613	288,133	959,736	857,899
	5,820,711	3,863,700	15,791,139	12,547,081
Earnings before undernoted items	1,507,590	975,124	3,784,924	2,658,342
Redemption premium on preferred shares	41,367	50,690	167,524	171,097
Foreign exchange loss	387,678	41,629	202,399	166,125
Interest expense (income)	(24,535)	140,941	26,079	510,429
	1,103,080	741,864	3,388,922	1,810,691
Loss from unsuccessful arbitration	–	1,153,822	–	1,613,821
Restructuring costs	–	160,000	–	160,000
Net earnings (loss)	1,103,080	(571,958)	3,388,922	36,870
Deficit, beginning of period	(20,949,921)	(21,676,192)	(22,837,629)	(22,285,020)
Change in accounting policy (note 2)	–	–	(398,134)	–
Deficit, end of period	$(19,846,841)	$(22,248,150)	$ (19,846,841)	$(22,248,150)
Earnings per common share:				
Basic	$ 0.03	$ (0.02)	$ 0.11	$ 0.00
Diluted	$ 0.03	$ (0.02)	$ 0.10	$ 0.00
Weighted average shares outstanding:				
Basic	32,984,664	23,673,428	31,500,675	22,397,984
Diluted	34,608,024	24,529,614	33,020,955	22,743,481

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ 1,103,080	$ (571,958)	$ 3,388,922	$ 36,870
Items not involving cash:				
Depreciation and amortization	398,613	288,133	959,736	857,899
Redemption premium on preferred shares	41,367	50,690	167,524	171,097
Foreign exchange gain (loss) on preferred shares	(46,909)	40,063	44,092	(244,185)
Stock based compensation	204,421	–	497,065	23,530
	1,700,572	(193,072)	5,057,339	845,211
Change in non-cash operating working capital:				
Accounts receivable	(2,960,792)	508,811	(4,094,961)	(1,350,970)
Inventories	(1,563,579)	1,107,797	12,933	3,007,259
Prepaid expenses and deposits	(382,518)	(85,058)	(434,330)	(107,423)
Accounts payable and accrued liabilities	287,460	(2,095,727)	1,415,120	(1,935,624)
Redemption premium on preferred shares	(652,750)	–	(652,750)	–
	(3,571,607)	(757,249)	1,303,351	458,453
Cash flows from (used in) financing activities:				
Bank indebtedness	–	(1,424,662)	(2,557,939)	(354,793)
Senior long-term debt	–	(1,885,201)	(761,672)	(2,838,127)
Other long-term debt	–	(418,664)	–	(874,750)
Capital leases	(431,554)	(15,543)	(490,066)	(387,847)
Preferred share retraction	(1,994,520)	–	(1,994,520)	–
Issue of share capital, net of share issue costs	627,866	4,671,229	16,838,367	4,682,088
	(1,798,208)	927,159	11,034,170	226,571
Cash flows from (used in) investing activities:				
Purchase of capital assets	(584,682)	(169,910)	(1,477,079)	(685,024)
Increase (decrease) in cash position	(5,954,497)	–	10,860,442	–
Cash and cash equivalents, beginning of period	16,814,939	–	–	–
Cash and cash equivalents, end of period	$ 10,860,442	$ –	$ 10,860,442	$ –
Supplemental disclosure:				
Interest paid	$ 25,226	$ 155,955	$ 159,575	$ 538,219
Interest received	$ 53,540	$ –	$ 122,622	$ –

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Periods Ended September 30, 2004 and 2003

(Unaudited)

---

1. Basis of Presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2003, except where noted below. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Change in accounting policy:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to stock options granted to non-employees, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $398,134, and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

3. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2003	26,916,691	$ 49,551,086
Issued on exercise of stock options	200,741	388,553
Exercise of share purchase warrants	435,693	864,847
Exercise of agents warrants	481,679	845,757
Issued on private placement (note 3(d))	5,000,000	16,250,000
Share issue costs	–	(1,510,790)
Balance, September 30, 2004	33,034,804	$ 66,389,453

(c) At September 30, 2004 the following stock options and share purchase warrants are outstanding:

Share Option Plan	3,387,200
Wireless Link Acquisition Share Option Plan	235,593
Total Options outstanding	3,622,793
Share Purchase Warrants:	
- Exercise price of $2.00, expiring August 8, 2005	2,798,500
Agents Warrants:	
- Exercise price of $2.00, expiring August 8, 2005	214,874
Bankers Warrants:	
- Exercise price of $2.50, expiring September 30, 2005	250,000
	3,263,374

(d) Special warrants:

On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16.25 million. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

3. Share capital (continued):

(e) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in the third quarter of 2004: zero dividend yield; expected volatility of 65%; risk-free rates of 5%; and expected lives of 2.5 years. For the quarter ended September 30, 2004, the Company recorded $204,421 as compensation expense.

4. Preferred Shares:

	September 30, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	-	$ -	1,361,000	$ 2,242,154

Effective September 1, 2004, the preferred shareholder exercised its retraction right under the terms of the preferred shares. As a result, the Company retracted 1,511,000 preferred shares for $2,647,270 of cash. This amount included $652,750 of redemption premium, and $1,994,520 of principal.

5. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

5. Segmented information (continued):

(a) Operating segments (continued):

Three months ended September 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 7,474,000	$ 6,289,000	$ 15,707,000	$ 8,845,000	$ –	$ –	$ 23,181,000	$ 15,134,000
Interest expense	–	–	–	–	(25,000)	141,000	(25,000)	141,000
Depreciation and amortization	222,000	197,000	177,000	91,000	–	–	399,000	288,000
Net earnings (loss)	1,523,000	1,321,000	519,000	164,000	(939,000)	(2,057,000)	1,103,000	(572,000)
Capital assets and goodwill	7,811,000	7,316,000	17,640,000	15,626,000	–	–	25,451,000	22,942,000
Total assets	31,345,000	19,191,000	27,686,000	21,358,000	–	–	59,031,000	40,549,000
Capital expenditures	176,000	145,000	409,000	25,000	–	–	585,000	170,000

Nine months ended September 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 24,183,000	$ 19,753,000	$ 32,852,000	$ 41,345,000	$ –	$ –	$ 57,035,000	$ 61,098,000
Interest expense	–	–	–	–	26,000	510,000	26,000	510,000
Depreciation and amortization	584,000	558,000	376,000	300,000	–	–	960,000	858,000
Net earnings (loss)	6,440,000	3,393,000	(737,000)	978,000	(2,314,000)	(4,334,000)	3,389,000	37,000
Capital assets and goodwill	7,811,000	7,316,000	17,640,000	15,626,000	–	–	25,451,000	22,942,000
Total assets	31,345,000	19,191,000	27,686,000	21,358,000	–	–	59,031,000	40,549,000
Capital expenditures	847,000	577,000	630,000	108,000	–	–	1,477,000	685,000

(b) Sales by geographic segment:

	Three Months ended Sept 30		Nine Months ended Sept 30	
	2004	2003	2004	2003
U.S.A.	$ 20,239,000	$ 11,427,000	$ 48,759,000	$ 51,930,000
Canada	784,000	1,595,000	3,564,000	4,674,000
Europe	194,000	1,164,000	928,000	2,154,000
Other	1,964,000	948,000	3,784,000	2,340,000

Sales are attributed to geographic segments based on the location of the customer.

5. Segmented information (continued):

(c) Assets by geographic segment:

	September 30, 2004	December 31, 2003
U.S.A.	$ 32,964,000	$ 27,111,000
Canada	26,067,000	13,906,000

(d) Major customers:

Of the Company's sales for the nine-month period ended September 30, 2004, 74% (2003 - 73%) were to 5 customers. The Wireless Business Unit had sales to one customer totaling $26.2M (2003 - $32.3M), and the GPS Business Unit had sales to one customer totaling $10.8M (2003 – $6.4M), during the nine-month period. Both of these customers are located in the United States.

For more information, please contact:

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1-877-657-5276
Tel: 416-657-2400
Fax: 416-657-2300
e-mail: cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
Tel: 403-259-3311 Ext: 254
Fax: 403-259-8866
e-mail: jadams@csi-wireless.com
www.csi-wireless.com

CSI Wireless Inc.
4110 - 9th Street SE • Calgary • Alberta • T2G 3C4
Telephone: 403-259-3311 • Fax: 403-259-8866

Satloc LLC
7560 E. Redfield Road, Suite B • Scottsdale • Arizona • 85260
Telephone: 480-348-9919 • Fax: 480-348-6370

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3, Suite 110 • Milpitas • California • 95035
Telephone: 408-434-0685 • Fax: 408-433-9647

www.csi-wireless.com



64

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

Cameron Olson
Vice President, Finance and Chief Financial Officer

G:\051434\0001\CFO Certification interim cert (Transition Period).doc

65

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer

G:\051434\0001\CEO Certification interim cert (Transition Period).doc

csi wireless™

RECEIVED

November 15, 2004 2005 SEP 21 A 11:

OFFICE OF ...

(66)

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on November 12, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending September 30, 2004

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

67

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless introduces two new GSM desktop cellular phones

New Brightstar-distributed phones offer industry-leading feature sets with recognized branding

Cannes, France – Feb. 18, 2005 - (TSE:CSY): CSI Wireless Inc. announced today the introduction of two new desktop cellular phones featuring GSM wireless technology. The phones are designed and manufactured by CSI Wireless, and will be distributed exclusively by Brightstar Corporation. The phones have been approved to be branded by a third party which is widely respected electronics company.

Both phones have already been approved for use by nine cellular carriers. 10 more carriers are in the advanced stages of testing and further approvals are expected soon. The GSM phones have also passed all product-quality testing for international distribution and third-party branding, and shipments have begun.

One product is an entry-level desktop cellular phone for consumers wanting superior-quality voice service at a very competitive price. The other product features the same superior-quality voice service, plus the added value and convenience of Internet, email and text-messaging capability.

Both phones feature:

- high-performance receivers to ensure maximum operational range vs. competitive offerings
- user interfaces developed specifically for desktop cellular telephone applications
- large back-lit displays
- three-digit PIN security to enable or block outgoing calls
- memory capacity for 250 phone numbers
- speed dial, auto redial, and one-touch emergency dialing
- 30 minutes of talk-time emergency back-up power
- attractive styling

"There has already been very strong market interest in both of these new GSM phones, due in part to the very successful carrier and branding testing," said Brightstar Vice President Jaime Narea. "The quality that CSI Wireless builds into all of its products is a major selling feature."

The two phones represent additional collaborations between Brightstar and CSI Wireless. In 2002, the two companies launched a phone featuring TDMA communications technology and a world-renowned brand that has become the top-selling desktop cellular phone in Latin America.

"Our very successful experience with our original TDMA desktop cellular phone indicates we should expect the same superior quality performance and enthusiastic market acceptance from our new GSM desktop cellular phones" said Stephen Verhoeff, CSI Wireless' President and CEO.

Both new phones are targeted at homes and businesses covered by the worldwide GSM (Global System for Mobile communications) footprint. There are GSM cellular networks in more than 170 countries, and more than 70 per cent of the world's wireless subscribers use GSM cellular technology.

CSI Wireless introduced the new GSM phones in Cannes, France, on the opening day of the four-day 3GSM World Congress – the world's largest GSM-related conference, with exhibitors and buyers from more than 170 countries.

Desktop cellular phones enable rapid, low-cost telecommunications for the tens of millions of consumers in regions throughout the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, these desktop cellular phones provide much broader signal range and better voice quality. They plug into standard AC electrical power outlets, and resemble standard desktop or wall-mounted phones.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture and Telematics. CSI Wireless owns numerous patents and intellectual property relating to wireless and GPS technologies. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive there from.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

68

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
CSI Wireless introduces two new GSM desktop cellular phones

New Brightstar-distributed phones offer industry-leading feature sets with recognized branding

CANNES, France, Feb. 18 /CNW/ - (TSE:CSY): CSI Wireless Inc. announced today the introduction of two new desktop cellular phones featuring GSM wireless technology. The phones are designed and manufactured by CSI Wireless, and will be distributed exclusively by Brightstar Corporation. The phones have been approved to be branded by a third party which is widely respected electronics company.

Both phones have already been approved for use by nine cellular carriers. 10 more carriers are in the advanced stages of testing and further approvals are expected soon. The GSM phones have also passed all product-quality testing for international distribution and third-party branding, and shipments have begun.

One product is an entry-level desktop cellular phone for consumers wanting superior-quality voice service at a very competitive price. The other product features the same superior-quality voice service, plus the added value and convenience of Internet, email and text-messaging capability.

Both phones feature:

- high-performance receivers to ensure maximum operational range vs. competitive offerings
- user interfaces developed specifically for desktop cellular telephone applications
- large back-lit displays
- three-digit PIN security to enable or block outgoing calls
- memory capacity for 250 phone numbers
- speed dial, auto redial, and one-touch emergency dialing
- 30 minutes of talk-time emergency back-up power
- attractive styling

"There has already been very strong market interest in both of these new GSM phones, due in part to the very successful carrier and branding testing," said Brightstar Vice President Jaime Narea. "The quality that CSI Wireless builds into all of its products is a major selling feature."

The two phones represent additional collaborations between Brightstar and CSI Wireless. In 2002, the two companies launched a phone featuring TDMA communications technology and a world-renowned brand that has become the top-selling desktop cellular phone in Latin America.

"Our very successful experience with our original TDMA desktop cellular phone indicates we should expect the same superior quality performance and enthusiastic market acceptance from our new GSM desktop cellular phones" said Stephen Verhoeff, CSI Wireless' President and CEO.

Both new phones are targeted at homes and businesses covered by the worldwide GSM (Global System for Mobile communications) footprint. There are GSM cellular networks in more than 170 countries, and more than 70 per cent of the world's wireless subscribers use GSM cellular technology.

CSI Wireless introduced the new GSM phones in Cannes, France, on the opening day of the four-day 3GSM World Congress - the world's largest GSM-related conference, with exhibitors and buyers from more than 170 countries.

Desktop cellular phones enable rapid, low-cost telecommunications for the tens of millions of consumers in regions throughout the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, these desktop cellular phones provide much broader signal range and better voice quality. They plug into standard AC electrical power outlets, and resemble standard desktop or wall-mounted

phones.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture and Telematics. CSI Wireless owns numerous patents and intellectual property relating to wireless and GPS technologies. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive there from.

%SEDAR: 00004587E

/For further information: Stephen Verhoeff, President & CEO, CSI Wireless Inc., (403) 259-3311; Corbet Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400, cpala(at)evestor.com; Jeff Adams, Public Relations Manager, CSI Wireless Inc., (403) 259-3311/615-8747 (cell), jadams(at)csi-wireless.com/

(CSY.)

CO: CSI Wireless Inc.

CNW 09:42e 18-FEB-05

69

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless and Saab developing products for AIS marine applications

Automatic Identification System (AIS) products aid vessel communication, navigation and surveillance

Calgary, Alberta – March 1, 2005 - (TSE:CSY): CSI Wireless Inc., a designer and manufacturer of wireless, GPS and beacon receiver products used in more than 50 countries, today announced that it has signed an agreement with Saab TransponderTech and begun integrating some of CSI's technology into Saab's Automatic Identification System (AIS) product line.

Saab TransponderTech, a member of the Saab Group of companies, is one of the world's leading suppliers of AIS equipment for the maritime industry, including communication, navigation, surveillance and homeland security applications.

Automatic Identification Systems use GPS to identify and monitor maritime traffic. They send and receive vessel identification and position data between ships, between ships and shore, and through information broadcasts. They relay a vessel's name, radio call sign, navigational status (at anchor, under way, using engine, etc.), position, speed, heading, type of ship/cargo, destination, and estimated arrival time. AIS standards and regulations are set by the International Maritime Organization.

CSI Wireless is providing OEM circuit board technology for Saab's entire AIS product line, including beacon receiver technology for Saab's R4 Navigation Sensor that provides redundant, higher-accuracy positioning that is fed into the AIS and other systems on board the ship. Product development has been completed, and initial shipments have occurred.

"We are utilizing our extensive experience in the design and development of products for marine navigation to help Saab TransponderTech offer its customers the world's best AIS solutions," said Stephen Verhoeff, CSI Wireless' President and CEO.

"CSI's marine background makes the company an ideal AIS product-development partner for Saab," added Gunnar Mangs, Saab TransponderTech's Business Director for Mobile Systems.

About Saab TransponderTech
Saab TransponderTech AB, a company within the Saab Group, is recognized as one of the leading suppliers of AIS equipment for the maritime industry, and AIS base stations and infrastructure solutions for monitoring and traffic management applications. Saab is one of the world's leading high-technology companies, with its main operations focusing on defense, aviation and space. The Saab Group covers a broad spectrum of competence and capability in systems integration.

CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in serving several emerging high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture and Consumer Telematics. CSI Wireless owns numerous patents and intellectual property

relating to wireless and GPS technologies. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Gunnar Mangs
Business Director, Mobile Systems
Saab TransponderTech AB
46 (13) 18 94 28
gunnar.mangs@transpondertech.se

(70)

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 11, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Authorite des marches financiers
Office of the Administrator. New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX

Dear Sirs:

Subject: CSI Wireless Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General and Special Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	126 37W 105
4.	Record Date	:	April 5, 2005
5.	Meeting Date	:	May 25, 2005
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for CSI Wireless Inc.

Direct Dial No: 1-866-331-6361
Email: ClientServicesMeetings@computershare.com

cc: CSI Wireless Inc.
Attn: Tracy Bedard

Management's Discussion & Analysis

Year ended December 31, 2004

The following discussion and analysis is effective as of March 15, 2005 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including precision guidance in agriculture, consumer-based desktop cellular telephones and commercial and consumer telematics.

CSI carries out its operations through two operating units: the Wireless Business Unit and the GPS Business Unit. The Wireless Business Unit develops, manufactures and sells products in two key product lines: Desktop Cellular Telephones and Telematics products. The GPS Unit develops, manufactures and sells products in four primary product lines: Ground Agricultural Guidance products, Aerial Agricultural Guidance products, Marine products and GIS/Other products.

Economic and Market Trends

Globally, the use of cellular telephones continues to grow dramatically, with an increase of 23% to approximately 1.7 billion digital cellular subscribers at the end of 2004, as reported by the EMC World Cellular Database ("EMC"). GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing 75% of global wireless users at the end of December 2004 (EMC). The number of GSM wireless subscribers at the end of 2004 was 1.27 billion (EMC), and the CEO of Nokia recently predicted that there will be 2 billion GSM subscribers by 2008 and 4 billion by 2015. In 2004, CSI developed a desktop cellular telephone and a version of its Asset-Link product that operate on the GSM networks. The introduction of these products expanded the addressable market for the Company's products in 2005 and beyond.

The agricultural markets for the Company's precision guidance products showed continued strong growth during the year recovering from droughts experienced in many areas of North America in 2002.

During 2004, CSI's revenues and income were negatively impacted by the strengthening of the Canadian dollar relative to the US dollar. The average foreign exchange rate for 2004 declined by 7% relative to the average rate for 2003. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been if the foreign exchange rate had remained at 2003 levels. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

The Company also carries a large portion of its working capital in US dollars relating to its US-based activities. The weakening US dollar foreign exchange rate resulted in a foreign exchange translation loss during the year as the value of this US dollar working capital, stated in Canadian dollars, declined during the year.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes", "plans", "intends", "expects", "anticipates", "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

Results of Operations – Annual

	Years Ended December 31		
	2004	2003	2002
		(audited)	
Revenue	$ 81,556	$ 71,046	$ 54,136
Gross margin	26,216	18,761	15,898
	32.1%	26.4%	29.4%
Expenses			
Research & development	9,532	7,017	8,049
Selling	4,588	4,101	4,344
General & administrative	4,470	4,271	4,876
Stock-based compensation	695	24	–
Depreciation & amortization	1,486	1,154	1,150
	20,771	16,567	18,419
Earnings (loss) before undernoted	5,445	2,194	(2,521)
Redemption premium on preferred shares	168	223	322
Foreign exchange (gain) loss	802	206	(1)
Interest expense	37	678	1,015
	4,438	1,087	(3,857)
Loss from arbitration	–	1,479	–
Restructuring charges	–	160	–
Earnings (loss) before income tax	4,438	(553)	(3,857)
Current tax expense	145	–	–
Net earnings (loss)	$ 4,293	$ (553)	$ (3,857)
Earnings (loss) per common share - basic	$ 0.13	$ (0.02)	$ (0.20)
Total assets	$ 62,807	$ 41,017	$ 40,737
Long-term debt	–	762	5,216

Revenues

For the year ended December 31, 2004, the Company achieved record revenues of $81.6 million, an increase of 15% from $71.0 million in 2003. The increase of 15% reflected very strong growth of 27% in the GPS business, and 8% growth in the Wireless business. This increase was tempered by the impact of the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 7% on average in 2004.

The Company's GPS Business Unit reported revenue of $32.0 million in 2004 versus $25.3 million in 2003. This improvement was primarily a result of the strong demand in 2004 for Outback® agricultural guidance products. In 2004 the Outback product line grew with the introduction of the e-Drive auto steering product, which steers the tractor or sprayer along GPS-guided contours. The Outback products, distributed exclusively through RHS Inc., command a leading market share in the precision farming market in North America. In 2004, international sales of Outback products continued to grow with sales into several international markets including South America, Europe and Australia.

The Company's Wireless Business Unit produced year-over-year revenue growth of 8% to $49.6 million from $45.8 million in 2003. Sales of the desktop cellular telephone in Latin America increased steadily throughout 2004. During the year, the Company added to its desktop cellular product portfolio, developing two GSM-based phones to address global markets. Commercial shipments of the phones commenced in the fourth quarter on a limited basis, and in February 2005, the Company announced it had received branding, testing and GSM standards approval to sell its GSM phones worldwide.

Gross Margins
The Company reported gross margins of $26.2 million in the year, an increase of 40% relative to the $18.8 million reported in 2003. Gross margins, as a percentage of revenue, were 32.1% in 2004, an increase from 26.4% in 2003. This increase results in large part from improvement in the margins realized on desktop cellular phones, that came from manufacturing and design-related cost reductions achieved on the TDMA-based phones put in place early in 2004. Wireless Unit margins were 19.8% in 2004 compared to 15.6% in 2003. GPS products also demonstrated margin improvements in 2004, increasing from 46.0% in 2003 to 51.3% in 2004, as a result of product cost reductions arising from manufacturing and procurement processes.

Expenses
Operating expenses increased 25% during the year to $20.8 million from $16.6 million in 2003. Expenses were 25% of revenue in 2004 versus 23% in 2003. This increase results from an increase in research and development spending related to the development of GSM wireless products, the adoption of new accounting standards requiring a charge to earnings for stock-based compensation and an increase in depreciation expense.

Research and Development Expenses
Research and development expenses increased $2.5 million in 2004 to $9.5 million, from $7.0 million in 2003. Early in the 2004, Management announced the acceleration of the development of certain wireless products and as a result increased the level of research and development activities commencing in the second quarter. As a result of this increase, research and development expense as a percentage of revenue increased from 10% in 2003 to 12% in 2004. These accelerated products were largely completed during 2004, and it is expected that for 2005, research and development spending should return to the target level of 10% of revenue.

Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses for tax purposes and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling & General and Administrative Expenses
Selling expenses of $4.6 million 2004 increased 12% from $4.1 million in 2003. This increase supports the realized and expected growth in both the ground agriculture markets and the desktop cellular market.

General & administrative ("G&A") expenses increased by 4% from $4.3 million in 2003 to $4.5 million in 2004, primarily associated with the growth of the Company. As a percentage of revenue, 2004 G&A expenses were 5% of revenue, compared to 2003 expenses which were 6% of revenue.

Depreciation and Amortization
Depreciation and amortization was $1.5 million in 2004, an increase of 25% from $1.2 million in 2003. This increase is related to the increase in property and equipment that occurred primarily during the second half of the year. Capital spending in 2004 was largely driven by the desktop cellular products. Although these products are manufactured by contract manufacturing partners, the Company must supply unique test equipment for use in the manufacturing test process which represented the largest component of capital spending in the year. In addition, during 2004, the Company also invested in computer equipment and software related to growth and licensing costs associated with new products.

Preferred Shares Redemption Premium
The preferred shares redemption premium for 2004 was $168 thousand, a decrease from $223 thousand in 2003. During September 2004, the Company redeemed the outstanding preferred shares for $2.7 million in accordance with the terms of the preferred share agreement. As such, there is no longer a redemption premium charge in quarters following the third quarter of 2004.

The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc Inc. which took place in 1999. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The redemption in September of 2004 was the final element of the Satloc purchase transaction and eliminates any further obligations relating to that transaction.

Interest and Foreign Exchange

Interest expense of $37 thousand in 2004 was down by $641 thousand from 2003 due to repayment of long-term debt during the first quarter of 2004. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases. With the acquisition of property and equipment under capital lease during the year, interest paid on capital leases increased over the prior year.

The Company realized a foreign exchange translation loss of $802 thousand during 2004 versus a loss of $206 thousand in 2003. This translation loss results from the impact of the strengthening Canadian dollar on the Company's US dollar denominated working capital during the year. As the US dollar continued to weaken against the Canadian dollar in 2004, the value of the US dollar working capital, in Canadian dollar terms, declined, giving rise to the foreign exchange loss. With the payout of the US dollar denominated preferred shares during the third quarter, the Company lost a component of the natural balance sheet hedge that was in place in prior quarters. In addition, the high level of revenues through the third and fourth quarters increased the US$ working capital position contributing to this loss.

In order to reduce CSI's exposure to foreign currency movement, which has increased in magnitude and volatility in the last two years, Management sought and received approval from the Board of Directors during the fourth quarter of 2004 to implement a foreign exchange risk management program, to hedge the Company's US dollar working capital against exchange rate fluctuations. This program is in effect in 2005.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the Consolidated Statement of Operations and Deficit where a component of the category is denominated in US dollars.

Income taxes

For the year ended December 31, 2004, the Company recorded $145 thousand of current tax expense relating to its US operations. This amount represents US alternative minimum tax (AMT) that is payable in spite of the availability of tax losses which fully shelter US taxable income. These minimum taxes will be fully creditable against future US corporate income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Satloc LLC, file as a combined entity for US federal tax purposes. As at December 31, 2004, the Company has cumulative US net operating losses of US$14.1 million, additional tax deductions of US$4.3 million that can be used to reduce US taxable income in future years, as well as US$2.1 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2004, CSI Wireless Inc. has tax deductions and loss carryforwards of $8.2 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $1.7 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Earnings

In 2004, the Company improved its earnings prior to the deduction of taxes, and arbitration and restructuring costs, by $3.3 million over the prior year. This improvement is a result of increased revenues and margins from both the GPS and Wireless Business Units, which more than exceeded the additional investment in research and development and other increases in operating expenses.

CSI realized net earnings of $4.3 million or $0.13 per common share in 2004, compared to a loss of $553 thousand or ($0.02) per common share in 2003. This was a record level of earnings for the Company.

Results of Operations – Quarterly

	For the Quarter Ended							
	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004
Revenue	$24,070	$21,895	$15,134	$9,948	$15,146	$18,707	$23,181	$24,524
Gross margin	5,140	5,227	4,839	3,555	5,575	6,672	7,328	6,640
Expenses								
Research & development	1,898	1,795	1,592	1,732	2,026	2,559	2,763	2,184
Selling	1,001	1,057	1,003	1,039	1,027	1,216	1,197	1,148
General & administrative	1,180	1,184	980	952	1,128	1,160	1,257	924
Stock-based compensation	–	–	–	–	134	159	204	198
Depreciation & amortization	334	235	288	296	261	300	399	526
	4,413	4,271	3,863	4,019	4,576	5,394	5,820	4,980
Earnings (loss) before undernoted	727	956	976	(464)	999	1,278	1,508	1,660
Premium on preferred shares	46	74	51	52	62	64	41	–
Foreign exchange (gain) loss	211	(86)	42	40	108	(294)	388	600
Interest (income) expense	198	171	141	168	103	(52)	(24)	11
	272	797	742	(724)	726	1,560	1,103	1,049
Loss from arbitration	168	292	1,154	(135)	–	–	–	–
Restructuring costs	–	–	160	–	–	–	–	–
Earnings (loss) before tax	104	505	(572)	(589)	726	1,560	1,103	1,049
Current tax expense	–	–	–	–	–	–	–	145
Net earnings (loss) for the period	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904
Earnings (loss) per common share – basic*	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03

**Calculated using quarterly weighted averages*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The GPS Business Unit products have historically been impacted by seasonal factors with the first quarter being the strongest each year, and the third quarter being the lowest revenue quarter. Management has undertaken initiatives focused on mitigating this seasonal pattern.

2. Sales of the desktop cellular phones into Mexico are characterized as lumpy due to uneven purchasing patterns by the end customer. With the introduction of the GSM desktop cellular phone products, the Company intends to increase the number of customers and regions, which should reduce the variability of revenues over time through diversification.

3. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and a change in certain elements of our business relationship, CSI has been able to generate reductions in the cost of manufacturing the desktop cellular telephone. These cost reductions have improved the gross margins the Company earns on the product, but have also resulted in reductions in the US dollar sales prices during 2004. While this has a downward impact on revenues, these price reductions will make the telephone more affordable to end users, and we anticipate this will generate additional product demand for 2005 and beyond.

Revenues

Fourth quarter revenues of $24.5 million were a quarterly record for the Company, and an increase of 147% over revenues of $9.9 million in the fourth quarter of 2003. The GPS Unit reached a record revenue level for the fourth quarter with strong shipments of precision agriculture guidance products. The Wireless Unit shipped a record quarterly volume of TDMA-based desktop cellular phones, and also began commercial shipments of our GSM phone on a limited basis.

Gross Margins

Gross margins in the fourth quarter of 2004 were 27.1% or $6.6 million compared to 35.7% and $3.6 million in the fourth quarter of 2003. Absolute margins increased with the large increase in revenues year over year. As a percentage of revenue, the decrease resulted because desktop cellular phones, with lower margins relative to the GPS products, represented a much greater percentage of the revenue in the quarter compared to 2003. In addition margins realized on the sales of the new GSM desktop cellular telephones were lower as the product was in a ramp-up stage.

Expenses

Operating expenses of $5.0 million in the fourth quarter were up 25% relative to $4.0 million in the fourth quarter of 2003. This increase is due primarily to the increase in research and development expenses which were $452 thousand greater than those incurred in same period of 2003 due to the development of GSM products in 2004. In addition, expenses increased as a result of the recording of stock-based compensation expense in the fourth quarter of 2004 of $198 thousand, as well as an increase in depreciation expense of $230 thousand.

Preferred Shares Redemption Premium

With the redemption of the preferred shares in the third quarter of 2004, there was no redemption premium recorded in the fourth quarter of 2004, compared to $52 thousand recorded in 2003.

Interest Expense

Interest expense declined to $11 thousand in the fourth quarter of 2004 from $168 thousand in the fourth quarter of 2003 due to the elimination of the long-term debt during the year. Interest on capital leases in the fourth quarter exceeded the interest earned on cash and cash equivalents.

Earnings

In the fourth quarter of 2004, the Company had earnings of $904 thousand dollars, or $0.03 per share, an improvement of $1.6 million compared to a loss of $589 thousand and ($0.02) per share in the fourth quarter of 2003. This improvement is primarily a result of the large increase in revenues in the quarter compared to the fourth quarter of 2003.

Liquidity and Capital Resources

Working Capital

CSI held cash at December 31, 2004 of $10.3 million compared to bank indebtedness of $2.6 million at the end of 2003.

In 2004, CSI changed its primary bank and established a bank operating line of credit with a maximum limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Accounts receivable at December 31, 2004 was $18.2 million, $8.6 million greater than the December 31, 2003 balance of $9.6 million. This increase was due in part to the need to secure components to support the ramp of the GSM desktop cellular phone. The Company purchased certain long lead time components, and subsequently sold them to its contract manufacturer, resulting in accounts receivable at year end. These sales were not included in revenue in the financial statements. The increase also results from the record revenues of $24.5 million in the fourth quarter of 2004, compared to 2003 fourth quarter sales of $9.9 million.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $8.2 million at December 31, 2003 to $7.1 million at the end of December 2004, despite an increase in sales during the year. The Company continues to focus on optimizing its inventory levels.

Property and Equipment

In 2004 the Company invested $5.1 million in property and equipment. Of this amount, $2.2 million was secured under capital lease, while the remaining $2.9 million was purchased with cash. Capital leases were utilized due to the low interest rates negotiated, and the value of warranties and services accompanying the leases, which made them cost effective for the Company.

The equipment acquired under capital lease was primarily test equipment used in the production of GSM and TDMA desktop cellular phones put in place in the manufacturers' plants in China and Mexico. Other assets acquired include moldings, fixtures, computer hardware and software, and various licenses required for GSM radio production.

2004 was a particularly intensive period for capital spending as a result of the development and manufacturing ramp-up of GSM products - a new wireless technology for the Company. It is anticipated that 2005 capital spending will be lower than 2004 as the manufacturing capacity has been put in place to cover expected demand levels for our new products for the next several quarters.

Share Capital

At March 15, 2005, there were 33,705,163 common shares outstanding.

In March 2004, the Company completed a private placement of 5 million common shares for gross proceeds of $16.25 million. The Company used a portion of these funds to pay out the bank operating line and long-term debt. In September 2004, the preferred shares were repurchased by CSI further utilizing these proceeds. This financing has significantly strengthened the Company's financial condition and liquidity. The repayment of debt resulted in a reduction in interest expense in 2004 and a positive cash balance which generates interest income.

During 2004 there were 288,434 stock options exercised by employees for proceeds of $564 thousand. In addition 1,236,027 share purchase warrants and agents options were exercised in the year for gross proceeds of just over to $2.3 million. There are approximately 3 million additional warrants and agent options outstanding that expire during 2005. If these warrants and agent options are exercised prior to their expiration, proceeds of approximately $6 million will be received during 2005.

Cash Flow

Prior to the change in working capital, CSI generated $6.7 million of positive cash flow in 2004, an improvement of $6.2 million compared to 2003. Net proceeds from common shares issued in 2004 were $17.7 million. Of these funds, $4.3 million of cash was used to repay long-term debt, capital lease obligations and the balance owing on the bank operating line of credit. An additional $2.7 million was used to redeem the preferred shares and $2.9 million was used for capital expenditures.

Contractual Obligations

Effective December 31, 2004 (000's) — Payments Due by Period

	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Capital lease obligations	$ 1,694	$ 1,215	$ 479	$ –	$ –
Office & equipment operating leases	4,918	1,010	1,840	1,154	914
Total contractual obligations	$ 6,612	$ 2,225	$ 2,319	$ 1,154	$ 914

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2004, valuation allowances are provided for the full amount of future tax assets.

5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on our assessment of historical experience. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

Effective January 1, 2004, the Company retroactively adopted the new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculated the fair value of stock option grants or direct awards of stock and recorded that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. Financial Results

Although it is anticipated that the Corporation will incur a profit for the year ending December 31, 2005, following a profitable year in 2004, the Corporation incurred losses in each of the three years prior to 2004. If the Company fails to execute on its current contracts, or if current customers significantly reduce their purchases, it is possible that losses will occur in any of the four quarters of 2005, and that the Company could incur a loss in 2005. Future revenues are subject to many factors beyond the Company's control. Examples include the liquidity and business plan execution of customers, general industry conditions, and the rate of acceptance of new technologies in the marketplace.

2. Foreign Currency

Sales of most CSI products are predominantly transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

In 2004 the Company did not enter into financial contracts to manage its foreign currency exposure, however at the end of the fourth quarter of 2004, the Board of Directors gave approval for Management to implement a foreign currency risk management program, to hedge the Company's US dollar working capital against exchange rate fluctuations. Although this program has been implemented in 2005, there is no guarantee the Company will not experience foreign exchange gains and losses.

3. General Economic and Financial Market Conditions

While the general economic and financial market conditions improved in 2004 relative to prior years, negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2005 performance. In addition, the Company's agricultural product sales have been affected by drought conditions in prior years that have negatively impacted the agriculture market, which resulted in lower sales of agriculture guidance products. Should drought conditions arise in 2005, the Company could be faced with lower-than-expected revenues in these market areas.

4. Dependence on Key Personnel and Consultants

The Company's success is largely dependent upon the performance of key personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to the future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel, as they are needed. The competition for highly-skilled technical, research and development, management, and other employees is high in the wireless and GPS industries. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

5. Competition

CSI Wireless is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the wireless and/or GPS market and better implement technological developments. There is no assurance that the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

6. Third Party Wireless and GPS Dependence

Customers can only use wireless products over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of the Company's products may decline and revenues may decrease. Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

7. Dependence on New Products

The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results of operations would be adversely affected.

8. Availability of key supplies

The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that it will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although CSI believes there are alternative suppliers for most of its key requirements, if current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on its results of operations and its financial condition.

9. Credit Risk

The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

10. Dependence on Major Customers

For the year ended December 31, 2004, 70% of the Company's sales were made to two customers. The loss of either of these customers would have an adverse effect on the Company's business.

Toronto Stock Exchange Symbol: CSY

csi wireless™

www.csi-wireless.com

CSI Wireless achieves record profit in 2004

Earnings fueled by $82 million in revenues, including $24.5 million in Q4

Calgary, Alberta – March 17, 2004 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced a record financial performance for the Company, with $4.3-million profit in 2004, on $82 million of revenue.

"It's a pleasure to announce the most profitable year in the Company's history," stated Stephen Verhoeff, CSI Wireless' President and CEO. "This marks our seventh straight year of revenue growth. I am also pleased to report that we closed 2004 as the market leader in GPS-based Agricultural Guidance, and as the number one supplier of TDMA-based desktop cellular telephones in Latin America."

Quarter Ended December 31, 2004

For the fourth quarter ended December 31, 2004, consolidated revenues rose 145% to a record $24.5 million – a dramatic increase from revenues of $10 million in the fourth quarter of 2003. Gross margins of $6.6 million for the quarter were an increase of 83% over gross margins of $3.6 million in the fourth quarter of 2003.

Year-over-year gross margins were 27% as compared to 36% in the comparable quarter due to record volume sales of CSI's lower-margin wireless products in the revenue mix. Operating income for the quarter was $1.7 million. After depreciation, amortization, foreign exchange loss, and taxes, net earnings were $904,000 in the quarter, or $0.03 per share, compared to a net loss of $590,000, or ($0.03) per share, in the fourth quarter of 2003 – an improvement of $1.5-million.

The Company incurred a foreign exchange loss in the fourth quarter of $600,000, reducing earnings per share by approximately $0.02. The reduction is a result of the continued weakening of US dollar relative to the Canadian dollar during the quarter. This foreign exchange loss primarily results from the impact of the weakening US dollar on US dollar working capital carried with respect to US-based operations.

CSI's GPS Business Unit achieved record fourth-quarter revenues of $7.8 million in 2004, an increase of 42% compared to $5.5 million in 2003. This increase is primarily a result of the continuing strength of the Outback® product line being distributed through our partner RHS Inc. into the agricultural guidance markets. GPS gross margins in the quarter were 49%, compared to 48% in the fourth quarter of 2003.

The Company's Wireless Business Unit produced significant year-over-year revenue growth, with an increase of 277% to $16.7 million from $4.4 million in the fourth quarter of 2003. Volume sales of CSI's TDMA desktop cellular telephones in Latin America reached their highest level ever during the quarter. In addition, the Company commenced commercial shipments of GSM desktop cellular phones during the fourth quarter. Gross margins in the Wireless Unit for the fourth quarter were 17%, compared to 20% in the fourth quarter of 2003, primarily as a result of lower margins realized on GSM desktop cellular phones during the initial ramp-up of production.

Fourth-quarter operating expenses increased 25% to $5.0 million from $4.0 million in 2003. Research and development expenses increased by 26% over the fourth quarter of 2003 as a result of the

development of the two new GSM-based (Global System for Mobile communications) wireless products. In addition, operating expenses increased by $198 thousand due to the implementation of the newly issued accounting standard for stock-based compensation in 2004 and by $230 thousand as a result of increased depreciation expense on newly acquired GSM test equipment.

"2004 represented an intensive period of investment in new product development for CSI, especially in relation to the Company's new GSM-based wireless products," said Mr. Verhoeff. "We expect to realize returns on this investment in 2005 through new product sales. The returns will continue for several years as a result of the substantial markets these products address."

During the fourth quarter, CSI recorded current income tax expense of $145 thousand. This amount represents US alternative minimum tax (AMT) that is payable in spite of the availability of tax losses which fully shelter our US taxable income. These taxes will be creditable against future US corporate income taxes. Under generally accepted accounting principles, it is necessary to report this AMT as a current tax expense.

Year Ended December 31, 2004

For the year ended December 31, 2004, the Company achieved revenues of $82 million, representing an increase of 15% from $71 million in 2003. Revenue growth is both from an increase in sales in CSI's GPS Business Unit and from increased sales of the Company's Motorola-branded desktop cellular telephones in Latin America.

CSI reported net earnings in 2004 of $4.3 million, or $0.13 per share basic and diluted. The 2004 performance is the best the Company has ever delivered and is a significant improvement from a net loss of $553 thousand or ($0.02) per share, for 2003.

CSI's GPS Business Unit delivered ahead of plan in 2004 as all key customers increased orders for the year compared to the prior year. GPS revenues were $32 million in 2004, an increase of 26% compared to $25.3 million in 2003. GPS gross margins in the year were 49%, compared to 48% in 2003. These improvements were primarily a result of the strength of the Outback® product being distributed through RHS Inc into the agricultural guidance markets.

The Outback products, distributed exclusively through RHS Inc., command a leading market share in the precision farming market. Initially sold only in North America, the Outback line is now being sold by RHS in several international markets including South America, Europe and Australia, as the Outback brand continues to become known and respected worldwide.

"We believe the agricultural guidance market will continue to rapidly expand, as GPS is adopted as mainstream technology given it has a significant cost-benefit to the farmers around the world," stated Mr. Verhoeff. "We believe that auto-steering has enormous potential during the next decade, and CSI Wireless is one of very few companies in the world that has developed this hands-free technology for tractors and other self-propelled agricultural equipment."

CSI's Wireless Business Unit also achieved its best sales performance ever in 2004. Sales from wireless products contributed 61% of the Company's total revenues for the year. Sales of CSI's TDMA-based desktop cellular telephones in Latin America increased steadily throughout 2004, holding the largest share in this market and achieving record volumes in the fourth quarter.

The Company's Wireless Business Unit produced year-over-year revenue growth of 8% to $49.6 million from $45.8 million in 2003. Sales of CSI's desktop cellular telephones in Latin America increased steadily throughout 2004. Volume shipments of the telephones achieved new levels during the fourth quarter. Gross margins in the Wireless Unit for 2004 were 20%, compared to 16% in 2003. This increase is primarily a result of manufacturing and design-related cost reductions achieved on the TDMA-based phones put in place early in the year.

During the year, CSI added to its desktop cellular product portfolio, developing two GSM-based phones to address the global markets. Commercial shipments of GSM phones commenced in the fourth quarter on a limited basis, and in February 2005, the Company announced that it had received branding, testing and GSM standards approval to sell its GSM phones worldwide.

Mr. Verhoeff commented: "Although our TDMA phones have been driving our desktop wireless revenues to date, 2005 will be the year in which our GSM phones become the major revenue driver."

After developing its first wireless device in 1998, CSI reached an important corporate milestone last October when it shipped its 500,000th wireless device through the combined sales of desktop cellular telephones and telematics products. As a result of high demand, the Company expects it will ship its one-millionth wireless device before the end of 2005.

At December 31, 2004, CSI held cash of $10.3 million, an increase compared to December 31, 2003, when the Company had no cash and bank indebtedness of $2.6 million. The increase in the Company's cash position is the result of positive cash flow from operations during the year and from a financing completed during the first quarter for gross proceeds of $16.25 million. A portion of the proceeds was used for working capital and capital investments required to support the Company's current and future growth.

2004 Operational Highlights

- Record revenues were achieved in both the GPS and Wireless Business Units.

- The Company launched the GSM desktop cellular telephone that features GPRS (General Packet Radio Service) for voice, Internet, email and text-messaging transmissions. The GSM wireless protocol represents over 70% of the world's wireless networks, increasing the addressable market for the Company's desktop cellular telephones dramatically.

- Combined, CSI Wireless sold more than $40 million of TDMA and GSM desktop cellular phones.

- CSI's GSM phones generated significant interest during the fourth quarter in GSM-intensive regions of the world including Latin America, Asia, Eastern Europe and the Middle East.

- Increased volumes of Outback precision guidance products were sold through exclusive distributor RHS Inc.

- The Company introduced GPSteer, a CSI-branded automatic steering system for tractors and other self-propelled agricultural equipment.

- The Company announced a supply agreement for asset-tracking units with Caterpillar Inc., the world's leading manufacturer of construction and mining equipment.

- CSI established a supply and product development relationship with DICKEY-john Corporation, one of the world's leading manufacturers of electronic equipment for the agriculture and public works sectors, with customers on six continents.

- The Company was issued two patents during the year expanding, its GPS and Wireless technology portfolio.

Conference Call – Friday March 18 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Friday, March 18 at 10:00 a.m. to discuss the financial results and provide updates on operations.

To participate, please dial 1-416-640-4127 or-1-800-814-4890 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available from noon Eastern Time on Friday, March 18 through Friday, March 25. Please dial 1-877-289-8525 and enter the reservation number 21117002# to listen to the rebroadcast.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI Wireless' common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million shares outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff	Cory Pala	Jeff Adams
President & CEO	Investor Relations	Public Relations Manager
CSI Wireless Inc.	E-vestor Communications Inc.	CSI Wireless Inc.
403-259-3311	416-657-2400	403-259-3311/615-8747 (cell)
	cpala@evestor.com	jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

	Three months ended December 31,		Twelve months ended December 31,	
	2004	2003	2004	2003
Sales	$ 24,521,475	$ 9,948,059	$ 81,556,295	$ 71,046,009
Cost of sales	17,881,497	6,392,572	55,340,255	52,285,100
	6,639,978	3,555,487	26,216,040	18,760,909
Expenses:				
Research and development	2,184,292	1,731,895	9,532,885	7,017,356
Selling	1,147,893	1,039,199	4,588,223	4,101,087
General and administrative	924,553	952,384	4,469,967	4,270,686
Stock based compensation	197,612	–	694,677	23,530
Depreciation and amortization	525,990	296,164	1,485,726	1,154,063
	4,980,340	4,019,642	20,771,478	16,566,722
Earnings before undernoted	1,659,638	(464,155)	5,444,562	2,194,187
Redemption premium on preferred shares	–	51,874	167,524	222,971
Foreign exchange loss	599,666	40,068	802,066	206,192
Interest expense	10,789	167,914	36,867	678,343
	1,049,183	724,011	4,438,105	1,086,681
Loss from unsuccessful arbitration	–	(134,532)	–	1,479,290
Restructuring costs	–	–	–	160,000
Earnings (loss), before income tax	1,049,183	(589,479)	4,438,105	(552,609)
Current tax expense	145,000	–	145,000	–
Net earnings (loss)	904,183	(589,479)	4,293,105	(552,609)
Deficit, beginning of period	(19,846,841)	(22,228,150)	(22,837,629)	(22,285,020)
Change in accounting policy	–	–	(398,134)	–
Deficit, end of period	$(18,942,658)	$(22,837,629)	$ (18,942,658)	$(22,837,629)
Earnings (loss) per common share:				
Basic	$ 0.03	$ (0.03)	$ 0.13	$ (0.02)
Diluted	$ 0.03	$ (0.03)	$ 0.13	$ (0.02)
Weighted average shares outstanding:				
Basic	33,225,162	25,530,000	31,934,070	23,187,423
Diluted	35,204,382	26,414,696	33,917,087	23,571,097

CSI WIRELESS INC.

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 10,253,440	$ –
Accounts receivable	18,218,500	9,606,485
Inventories	7,149,906	8,174,568
Prepaid expenses and deposits	629,930	422,604
	36,251,776	18,203,657
Property & equipment	7,737,275	4,188,697
Goodwill	18,818,176	18,624,676
	$ 62,807,227	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 2,557,939
Accounts payable and accrued liabilities	11,674,507	8,041,181
Current portion of capital leases	1,162,147	156,904
Current portion of senior long-term debt	–	761,672
Preferred shares	–	2,242,154
	12,836,654	13,759,850
Capital lease obligations	462,537	387,674
Shareholders' equity:		
Common shares	67,273,700	49,551,086
Contributed surplus	1,176,994	156,049
Deficit	(18,942,658)	(22,837,629)
	49,508,036	26,869,506
	$ 62,807,227	$ 41,017,030

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

	Three months ended December 31, 2004	Three months ended December 31, 2003	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ 904,183	$ (589,479)	$ 4,293105	$ (552,609)
Items not involving cash:				
Depreciation and amortization	525,990	296,164	1,485,726	1,154,063
Redemption premium on preferred shares	–	51,874	167,524	222,971
Foreign exchange loss (gain) on preferred shares	–	(144,875)	44,092	(389,061)
Stock based compensation	197,612	–	694,677	23,530
	1,627,785	(386,316)	6,685,124	458,894
Change in non-cash operating working capital:				
Accounts receivable	(4,517,055)	1,312,587	(8,612,015)	(38,383)
Inventories	1,011,729	(1,930,679)	1,024,662	1,076,580
Prepaid expenses and deposits	227,004	20,761	(207,326)	(86,662)
Accounts payable and accrued liabilities	2,218,208	(130,841)	3,633,326	(2,066,465)
Redemption premium on preferred shares	–	–	(652,750)	–
	567,671	(1,114,488)	1,871,021	(656,036)
Cash flows from (used in) financing activities:				
Bank indebtedness	–	(1,118,667)	(2,557,939)	(1,473,461)
Senior long-term debt	–	(476,461)	(761,672)	(3,314,588)
Other long-term debt	–	(264,718)	–	(1,139,468)
Capital leases	(526,046)	(47,833)	(1,016,112)	(435,680)
Preferred share redemption	–	–	(1,994,520)	–
Issue of share capital, net of share issue costs	812,379	3,189,440	17,650,748	7,871,527
Repurchase of common shares	–	(1,184,700)	–	(1,184,700)
	286,333	97,061	11,320,505	323,630
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(1,461,006)	(167,273)	(2,938,086)	(852,294)
Repayment of loan from director	–	1,184,700	–	1,184,700
	(1,461,006)	1,017,427	(2,938,086)	332,406
Increase (decrease) in cash position	(607,002)	–	10,253,440	–
Cash and cash equivalents, beginning of period	10,860,442	–	–	–
Cash and cash equivalents, end of period	$ 10,253,440	$ –	$ 10,253,440	$ –

73

GENERAL BY-LAW
BY-LAW NUMBER 1

A by-law relating generally to the conduct of the business and affairs of

COMMUNICATIONS SYSTEMS INTERNATIONAL INC.

(hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "meeting of shareholders" includes an annual and a special meeting of shareholders;

h. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

i. "Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer

may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to case a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may case all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the

votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

   i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

   ii. he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 104 of the Act; or

c. he becomes disqualified under subsection 100(1) of the Act.

4.06 Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 110 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. issue securities, except in the manner and on the terms authorized by the board;

d. declare dividends;

e. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

f. pay a commission for the sale of shares;

g. approve a management proxy circular;

h. approve any financial statements to be placed before the shareholders at an annual meeting; or

i. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07 Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08 Half Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

5.09 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10 Meeting by Telephone

A director may participate in a meeting of the board or a committee of the board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12 Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03 as they relate to Canadian representation is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

6.02 Limitation of Liability

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or

transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

Subject to section 119 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a. he acted honestly and in good faith with a view to the best interests of the Corporation; and

b. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the

Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03 Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04 President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05 Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08 General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may appoint a person to fill such vacancy.

7.12 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14 Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 6.01.

7.15 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles or failing any reference in the articles at such place in Canada or the United States of America as the board may determine.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 101 or 108 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities' register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

In the event the Corporation has greater than fifteen (15) shareholders entitled to vote at a meeting, for every meeting of shareholders the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities' register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding

or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting by Telephone

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by such means is deemed to be present at the meeting.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in

the event of an equality of votes at any meeting of shareholders, either upon a show of hands or upon a ballot, the chairman shall have a second or casting vote.

8.18 Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 143(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at

such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholders's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 61 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law relating to the collection of taxes has been complied with;

e. the transfer is rightful or is to a bona fide purchaser; and

f. the transfer fee, if any, has been paid.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities' register or registers, and an agent or agents to maintain a branch securities' register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities' register or in a branch securities' register is complete and valid registration for all purposes.

10.03 Securities' Registers

A central securities' register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities' register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities' register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities' register shall also be kept in the corresponding central securities' register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities' register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities' register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada,

if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 101 or 108.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities' register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on three (3) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders' meeting mailed to a shareholder in accordance with section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate, or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 45 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholders to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02 Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise:

a. to any person in the ordinary course of business if the lending of money is part of the ordinary business of the Corporation;

b. to any person on account of expenditures incurred or to be incurred on behalf of the Corporation;

c. to a holding body corporate if the Corporation is a wholly-owned subsidiary of the holding body corporate;

d. to a subsidiary body corporate of the Corporation; or

e. to employees of the Corporation or any of its affiliates:

    i. to enable or assist them to purchase or erect living accommodation for their own occupation; or

    ii. in accordance with the plan for the purchase of shares of the Corporation or any of its affiliates to be held by a trustee;

and, subject to the Act:

f. to a shareholder or director of the Corporation or of an affiliated corporation;

g. to an associate of a shareholder or of a director of the Corporation or of an affiliated corporation; or

h. to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or an affiliated corporation.

14.03 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the board the 23rd day of April, A.D. 1996.

President

Vice-President

CONFIRMED by the Shareholders in accordance with the Business Corporations Act, the 23rd day of April, A.D. 1996.

President

F:\051434\0002\JPR00003.BYL

INDEX

TITLE	SECTION	PAGE
BANKING AND SECURITIES		
Banking Arrangements	2.01	2
Voting Rights in Other Bodies Corporate	2.02	2
DIRECTORS		
Number	4.01	3
Election and Term	4.02	3
Removal of Directors	4.03	4
Consent	4.04	4
Vacation of Office	4.05	4
Committee of Directors	4.06	4
Transaction of Business of Committee	4.07	4
Procedure	4.08	5
Remuneration and Expenses	4.09	5
Vacancies	4.10	5
Action by the Board	4.11	5
DIVIDENDS AND RIGHTS		
Dividends	11.01	19
Dividend Cheques	11.02	19
Non-Receipt of Cheques	11.03	19
Unclaimed Dividends	11.04	19
Record Date for Dividends and Rights	11.05	19
EXECUTION OF INSTRUMENTS		
Authorized Signing Officers	3.01	2
Cheques, Drafts and Notes	3.02	3
INFORMATION AVAILABLE TO SHAREHOLDERS		
Confidential Information	12.01	20
Conditions of Access to Information	12.02	20
Registered Office and Separate Records Office	12.03	20
INTERPRETATION	1.01	1
MEETING OF DIRECTORS		
Place of Meeting	5.01	5
Notice of Meeting	5.02	5
Adjourned Meeting	5.03	6
Calling of the Meeting	5.04	6
Regular Meetings	5.05	6
Chairman	5.06	7
Quorum	5.07	7
Half Canadian Representation at Meetings	5.08	7
Voting	5.09	7
Meeting by Telephone	5.10	7

INDEX

TITLE	SECTION	PAGE
Resolution in Lieu of Meeting	5.11	7
Amendments to the Act	5.12	8
MISCELLANEOUS		
Directors to Require Surrender of Share Certificates	14.01	22
Financial Assistance to Shareholders, Employees and Others	14.02	22
Severability	14.03	23
NOTICES		
Method of Giving Notices	13.01	20
Notice to Joint Shareholders	13.02	21
Persons Entitled by Death or Operation of Law	13.03	21
Non-Receipt of Notices	13.04	21
Omissions and Errors	13.05	21
Signature on Notices	13.06	21
Waiver of Notice	13.07	21
OFFICERS		
Election or Appointment	7.01	9
Chairman of the Board	7.02	10
Managing Director	7.03	10
President	7.04	10
Vice-President	7.05	10
Secretary	7.06	10
Treasurer	7.07	11
General Manager or Manager	7.08	11
Powers and Duties of Other Officers	7.09	11
Variation of Powers and Duties	7.10	11
Vacancies	7.11	11
Remuneration and Removal	7.12	11
Agents and Attorneys	7.13	12
Conflict of Interest	7.14	12
Fidelity Bonds	7.15	12
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS		
Conflict of Interest	6.01	8
Limitation of Liability	6.02	8
Indemnity	6.03	9
Insurance	6.04	9
SHARES		
Non-Recognition of Trusts	9.01	17
Certificates	9.02	17
Replacement of Share Certificates	9.03	17
Joint Holders	9.04	17

INDEX

TITLE	SECTION	PAGE
SHAREHOLDERS' MEETINGS		
Annual Meetings	8.01	12
Special Meetings	8.02	12
Place of Meetings	8.03	12
Record Date for Notice	8.04	12
Notice of Meeting	8.05	13
Right to Vote	8.06	13
List of Shareholders Entitled to Notice	8.07	13
Meetings Without Notice	8.08	14
Waiver of Notice	8.09	14
Chairman, Secretary and Scrutineers	8.10	14
Persons Entitled to be Present	8.11	14
Quorum	8.12	14
Participation in Meeting by Telephone	8.13	15
Proxyholders and Representatives	8.14	15
Time for Deposit of Proxies	8.15	15
Joint Shareholders	8.16	15
Votes to Govern	8.17	15
Show of Hands	8.18	16
Ballots	8.19	16
Adjournment	8.20	16
Resolution in Lieu of a Meeting	8.21	16
Only One Shareholder	8.22	17
TRANSFER OF SECURITIES		
Registration of Transfer	10.01	18
Transfer Agents and Registrar	10.02	18
Securities' Registers	10.03	18
Deceased Shareholders	10.04	19

Amended by Board Resolution May 2001

RECEIVED

2001 SEP 21 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

74

CSI WIRELESS INC.
SHARE OPTION PLAN

1. INTERPRETATION:

For the purposes of this Share Option Plan, the following terms shall have the following meanings:

a. **"Change of Control"** means any of the following:

i. The sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

ii. The acquisition by any Person (whether from the Corporation or from any other Person) of common shares or other securities of the Corporation having rights of purchase, conversion or exchange into common shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the *Securities Act* (Alberta)) with such Person, exceeds 51% of the issued and outstanding common shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of common shares of the Corporation, such Person or Persons would be entitled to); or

iii. the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the Alberta Business Corporations Act) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of common shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

iv. the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

v. the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

vi. a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the common shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

b. **"Person"** includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government;

2. Purpose of Plan

The purpose of the Share Option Plan (the "**Plan**") is to develop the interest of officers, directors, employees and certain key consultants ("**service providers**") (where permissible) of the Communication Systems International Inc. (the "**Corporation**") and its subsidiaries (if any) in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

3. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "**Committee**") pursuant to rules of procedure fixed by the Board of Directors.

4. Granting of Options

The Committee may from time to time designate directors, officers or full-time employees of the Corporation or of any of its subsidiaries or service providers to whom options to purchase common shares of the Corporation (hereinafter referred to as "**common shares**") may be granted and the number of the common shares to be optioned to each.

5. Limitations to the Plan

Notwithstanding any other provision of the Plan:

a. (subject to Clause 10 hereof) the maximum number of common shares issuable pursuant to the Plan shall be 5,600,000 or such lesser number as is approved by the Toronto Stock Exchange;

b. any options granted pursuant to the Plan shall be non-assignable;

c. the number of shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding common shares; and

d. the number of common shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation, to insiders shall not exceed 10% of the outstanding common shares and the number of common shares issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation, to any one insider and such insider's associates shall not exceed 5% of the outstanding common shares,

where "insider" and "associate" shall have the meanings of such terms under the *Securities Act* (Alberta) provided that "insider" shall include any associate of the insider as otherwise defined and "outstanding common shares", in determining the number of common shares issuable within one year for the purposes of subclause d above, shall be determined on the basis of the number of common shares that are outstanding immediately prior to the common share issuance, excluding any common shares issued pursuant to share compensation arrangements over the preceding one-year period.

6. Vesting

The Committee may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

7. Option Price

The exercise price of options granted pursuant to the Plan shall be fixed by the Committee when the option is granted, provided that such price shall not be less than the market price of the common shares on the day immediately prior to the date of the grant. "**Market price**", on any date, shall be the closing trading price of the common shares on the Toronto Stock Exchange (as reported by such exchange) on that date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee.

8. Option Terms

The period during which an option is exercisable shall, subject to the provisions of the option providing for the acceleration or earlier termination of the exercise period thereunder, be such period as may be determined from time to time by the Committee provided that any options granted pursuant to the Plan shall expire not later than ten years after the date of grant. Each option shall, among other things, contain provisions to the effect that the option shall be personal to the optionee and shall not be assignable, mortgaged, pledged, hypothecated or otherwise dealt with in any manner whatsoever. In addition, each option shall provide that:

a. upon the death of the optionee, the option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death; and

b. if the optionee shall no longer be a director, officer or employee of, or a key consultant to, either the Corporation or a subsidiary of the Corporation the option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of 90 days following the date that the optionee ceases to be a director, officer or an employee of, or service provider to, either the Corporation or a subsidiary of the Corporation;

provided that the number of common shares that the optionee (or his heirs or successors) shall be entitled to purchase until such date of termination, shall be the number of common shares which the optioned was entitled to purchase on the date of death or the date the optionee ceased to be an officer, director employee, or service provider, as the case may be.

9. Exercise of Option

Subject to the provisions of the Plan, an option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of common shares with respect to which the option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10. Alterations in Common Shares and Accelerated Vesting

a. Appropriate adjustments in the number of common shares optioned and in the option price per share, as regards options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

b. Take-over Bid: If while any option is outstanding a take-over bid (as defined in the *Securities Act* (Alberta)) which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for all or substantially all of the common shares of the Corporation, all options to purchase common shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the option to purchase all of the common shares which have not been previously purchased on exercise of any outstanding options and which have vested (including those which have vested in accordance with the foregoing), but any such option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take-over bid. If for any reason any such common shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take-over bid, any such common shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of common shares, if any, remaining unexercised under the option (and shall thus be available for exercise of the option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such common shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take-over bid is made and the common shares are taken up and paid for pursuant to such take-over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the option agreement and option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for common shares pursuant to the take-over bid.

c. Change of Control: In the event of a Change of Control occurring, all options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the options.

11. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if require, of any stock exchange on which the Corporation's common shares are listed for trading. Any options granted prior to such approval shall be conditional upon such approval being given and no such options may be exercised unless such approval, if required, is given.

12. Amendment or Discontinuance of the Plan

The Committee may, subject to the prior approval of the Board of Directors of the Corporation and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan at any time, provided that no such amendment may increase the maximum number of shares that may be optioned under the Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Plan.

13. Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations, if any.

April, 1996 (as amended December, 1996, June, 1997, December, 1997, April 2004 and May 2004)

75

WIRELESS LINK ACQUISITION SHARE OPTION PLAN

1. INTERPRETATION:

For the purposes of this Share Option Plan, the following terms shall have the following meanings:

a. **"Change of Control"** means any of the following:

i. The sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

ii. The acquisition by any Person (whether from the Corporation or from any other Person) of common shares or other securities of the Corporation having rights of purchase, conversion or exchange into common shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the Securities Act - Alberta) with such Person, exceeds 51% of the issued and outstanding common shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of common shares of the Corporation, such Person or Persons would be entitled to); or

iii. the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the Alberta Business Corporations Act) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of common shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

iv. the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

v. the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

vi. a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the common shares of the Corporation, in the ownership of the Corporation's assets or by any other

means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

b. **"Corporation"** means CSI Wireless Inc.;

c. **"Person"** includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government;

2. Purpose of Plan

The Wireless Link Acquisition Share Option Plan (the "WLC Plan") shall govern an aggregate of 950,000 options to purchase common shares of the Corporation ("WLC Options") which were granted to certain directors, officers and employees of Wireless Link Corporation ("WLC") in conjunction with the acquisition by the Corporation of all of the issued and outstanding shares in the capital of WLC.

3. Administration

The WLC Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

4. Granting of Options

The WLC Options were granted in conjunction with the acquisition by the Corporation of all of the issued and outstanding shares in the capital of WLC, the terms of which options are set forth in Schedule "A" attached hereto.

5. Limitations to the Plan

Notwithstanding any other provision of the WLC Plan:

a. (subject to Clause 10 hereof) the maximum number of common shares issuable pursuant to the WLC Plan shall be 950,000;

b. any WLC Options granted pursuant to the WLC Plan shall be non-assignable; and

c. the number of shares reserved for issuance pursuant to the WLC Plan and any other option agreements to any one person shall not exceed 5% of the outstanding common shares.

6. Vesting

The times during which the WLC Options shall vest is as set forth in Schedule "A" hereto.

7. Option Price

The exercise price of the WLC Options is as set forth in Schedule "A" hereto.

8. Option Terms

The period during which any WLC Option is exercisable shall, subject to the provisions of the option providing for the acceleration or earlier termination of the exercise period thereunder, be such period as is set forth in Schedule "A" hereto. Each WLC Option shall, among other things, contain provisions to the effect that the option shall be personal to the optionee and shall not be assignable, mortgaged, pledged, hypothecated or otherwise dealt with in any manner whatsoever. In addition, each WLC Option shall provide that:

a. upon the death of the optionee, the option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death; and

b. if the optionee shall no longer be a director, officer or employee of, or a key consultant to, either the Corporation or a subsidiary of the Corporation the option shall terminate on the expiry of the period (the "Termination Date") not in excess of 90 days following the date that the optionee ceases to be a director, officer or an employee of, or service provider to, either the Corporation or a subsidiary of the Corporation;

provided that the number of common shares that the optionee (or his heirs or successors) shall be entitled to purchase until such date of termination, shall be the number of common shares which the optioned was entitled to purchase on the date of death orthe date the optionee ceased to be an officer, director employee, or service provider, as the case may be.

9. Exercise of Option

Subject to the provisions of the WLC Plan, any WLC Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of common shares with respect to which the option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10. Alterations in Common Shares and Accelerated Vesting

a. Appropriate adjustments in the number of common shares optioned and in the option price per share, as regards the WLC Options, may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Corporation resulting subsequent to the approval of the WLC Plan by

the Committee from subdivisions, consolidations or reclassification of the common shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

b. Take-over Bid: If while any WLC Option is outstanding a take-over bid (as defined in the Securities Act (Alberta)) which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) shall be made for all or substantially all of the common shares of the Corporation, one-half of each optionee's options to purchase common shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the option to purchase all of the common shares which have not been previously purchased on exercise of any outstanding options and which have vested (including those which have vested in accordance with the foregoing), but any such option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take-over bid. If for any reason any such common shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take-over bid, any such common shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of common shares, if any, remaining unexercised under the option (and shall thus be available for exercise of the option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such common shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take-over bid is made and the common shares are taken up and paid for pursuant to such take-over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the option agreement and option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for common shares pursuant to the take-over bid.

c. Change of Control: In the event of a Change of Control occurring, one-half of each optionee's options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the options.

11. Regulatory Authorities Approvals

The WLC Plan shall be subject to the approval, if required, of any stock exchange on which the Corporation's common shares are listed for trading.

12. Amendment or Discontinuance of the Plan

The Committee may, subject to the prior approval of the Board of Directors of the Corporation and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the WLC Plan at any time, provided that no such amendment may increase the maximum number of shares that may be optioned under the WLC Plan in the aggregate or to any person or group of persons, extend the period during which options may be exercised or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the WLC Plan.

76

CORPORATE ACCESS NUMBER: 204257844

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

COMMUNICATION SYSTEMS INTERNATIONAL INC.
CHANGED ITS NAME TO CSI WIRELESS INC. ON 2000/06/21.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

COMMUNICATION SYSTEMS INTERNATIONAL INC.

2. CORPORATE ACCESS NUMBER

204257844

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

i. Pursuant to Section 167(1)(a) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by changing the name of the Corporation from "Communication Systems International Inc." to the following name:

"CSI Wireless Inc."

DATE	SIGNATURE	TITLE
June 21, 2000	[signature]	COMPANY SOLICITOR

G:\051434\0034\mds\Form 4.wpd\df

JUN 2000

FILED

CORPORATE ACCESS NUMBER: 204257844

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

COMMUNICATION SYSTEMS INTERNATIONAL INC.
AMENDED ITS ARTICLES TO CREATE SHARES IN SERIES ON 1999/06/24.

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER
	COMMUNICATION SYSTEMS INTERNATIONAL INC.		204257844

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 27 of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by creating a series of shares which shall be designated as the First Preferred Shares, Series 1 and attaching thereto the rights, privileges, restrictions and conditions as set out in the Schedule attached hereto.

DATE	SIGNATURE	TITLE
June 23/99	M. McC[illegible]	Director

F:\051434\0030\CRP01F4.WPD

BURNET DUCKWORTH & PALMER

JUN 24 1999

FILED

2.2 Upon the conversion of the First Preferred Shares, Series 1 pursuant to Subsection 2.1 a. and b., the holders of First Preferred Shares, Series 1, will deliver the certificates representing these shares to the Corporation and holders of First Preferred Shares, Series 1 will not be entitled to receive certificates for Common Shares or to be registered as holders of Common Shares in respect thereof until they have delivered their certificates for First Preferred Shares, Series 1 to the Corporation or such other documents respecting lost share certificates as the Corporation may reasonably require.

2.3 The conversion of First Preferred Shares, Series 1 pursuant to Subsection 2.1 may be effected by the surrender of the certificate or certificates representing the same at any time during usual business hours with the Secretary-Treasurer of the Corporation at the registered office of the Corporation, accompanied by a written instrument of surrender (the "Conversion Notice") duly executed by the registered holder, or the holder's attorney duly authorized in writing, in which instrument such holder may also elect to convert:

a. part only of the First Preferred Shares, Series 1 represented by such certificate or certificates not theretofore called for redemption, in which event such holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the First Preferred Shares, Series 1 represented by such certificate or certificates which have not yet been converted; or

b. the First Preferred Shares, Series 1, or part thereof, represented by such certificate or certificates theretofore called for redemption, in which event on the date specified for the redemption of such First Preferred Shares, Series 1 such holder shall be entitled to payment of the Redemption Price of the First Preferred Shares, Series 1 represented by such certificate or certificates which have been called for redemption and which have not been converted, and to receive, at the expense of the Corporation, a certificate representing First Preferred Shares, Series 1 represented by such certificate or certificates which have been neither converted nor redeemed.

2.4 Upon the conversion of First Preferred Shares, Series 1 and the delivery of certificates representing these shares to the Corporation as herein before provided, the Corporation shall on the Conversion Date issue and deliver, or cause to be delivered to or upon the written order of the holder of the First Preferred Shares, Series 1 surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled together with a payment by cheque in respect of any fraction of a Common Share otherwise issuable on such conversion as provided in Section 2.10. Such conversion shall be deemed to have been made at the close of business on the Conversion Date so that the rights of the holder of such First Preferred Shares, Series 1, as the holder thereof, shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time and such conversion shall be on the Current Conversion Basis as at such time.

2.5 The registered holder of any First Preferred Shares, Series 1 on the record date for any dividend declared payable on such shares shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend and the registered holder of any Common Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the Conversion Date. Subject to the foregoing and to the provisions hereof, upon the conversion of any First Preferred Shares, Series 1 the Corporation shall make no other payment or other adjustment on account of any dividends on the First Preferred Shares, Series 1 so converted or on account of the dividends on the Common Shares issuable upon such conversion.

2.6 The Current Conversion Basis shall be subject to adjustment from time to time as follows:

a. Subject to Section 11.1a., in case at any time the Corporation shall (i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares (or securities convertible into Common Shares) to the holders of any of its outstanding Common Shares by way of a stock dividend (other than an issue of Common Shares to holders of Common Shares who exercise an option to receive stock dividends in lieu of receiving cash dividends), the Current Conversion Basis in effect immediately after such subdivision, redivision, change, reduction, combination or consolidation or such issue of Common Shares (or securities convertible into Common Shares) by way of a stock dividend becomes effective or is paid, as the case may be, shall, in the case of the events referred to in (i) and (iii), be decreased in the same proportion to the increase in the number of outstanding Common Shares resulting from such subdivision, redivision or change or such dividend (including, in the case where securities convertible into Common Shares are issued, the number of Common Shares that would have been outstanding had such securities been converted into Common Shares on such date of issuance thereof), or, in the case of (ii), shall be increased in the same proportion to the decrease in the number of outstanding Common Shares resulting from such combination or consolidation; such adjustment shall be made successively whenever any event referred to in this Section 2.6 a. shall occur; any such issue of Common Shares (or securities convertible into Common Shares) by way of stock dividend referred to in (iii) above shall be deemed to have been made on the date the stock dividend is paid for the purpose of calculating the number of outstanding Common Shares under this Section 2.6 and to the extent that any such securities convertible into Common Shares are not converted into Common Shares prior to the expiration of the conversion right contained in such securities, the Current Conversion Basis shall be re-adjusted, effective as of the date of such expiration, to the Current Conversion Basis which would then be in effect based upon the number of Common Shares actually issued on the exercise of such conversion right;

b. Subject to Section 11.1a., in case at any time the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion price per share) less than the Current Conversion Basis on such record date, the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal a price determined by multiplying the Current Conversion Basis in effect immediately before such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription (or the aggregate conversion price of the convertible securities so offered) by the Current Conversion Basis, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription (or into which the convertible securities so offered are convertible); any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such record date is fixed or agreement entered into; if all such rights, options, warrants or rights to acquire Common Shares or convertible securities are not exercised prior to the expiration thereof, the Current Conversion Basis shall be readjusted, effective as of the date of such expiration, to the Current Conversion Basis which would then be in effect based upon the number of Common Shares (or securities convertible into

Common Shares) actually delivered upon the exercise of such rights, options, warrants or rights as the case may be;

c. Subject to Section 11.1a., in case at any time the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares, or (ii) rights, options or warrants (excluding those referred to in Subsection 2.6.b. and rights, options or warrants to subscribe for or purchase Common Shares (or securities convertible into Common Shares) for a period of not more than 45 days after such record date at a price per Common Share (or having a conversion price per Common Share) not less than the Current Conversion Basis on such record date), or (iii) evidences of its indebtedness, or (iv) assets (excluding cash dividends, other than, in the case of any distribution of cash dividends, to the extent that the aggregate amount of cash dividends paid by the Corporation on its Common Shares in the fiscal year of the Corporation in which such distribution is made exceeds 100% of the aggregate net income of the Corporation for the immediately preceding fiscal year less cash dividends paid on any of its shares during such preceding fiscal year of the Corporation), then in each such case the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Current Conversion Basis in effect on such record date by a fraction, of which the numerator shall be the difference between the: (A) total number of Common Shares outstanding on such record date multiplied by the Current Conversion Basis per Common Share on such record date; and (B), the fair market value (as determined by the Board of Directors), of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Conversion Basis per Common Share; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed, to the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Conversion Basis shall be readjusted to the Current Conversion Basis which would then be in effect based upon such shares, evidences or indebtedness or assets actually distributed or based upon the number of Common Shares (or securities convertible into Common Shares) actually delivered upon the exercise of such rights, options or warrants, as the case may be; in this Section 2.6(c) the term "cash dividends" shall include the value of any shares or other property distributed in lieu of cash dividends at the option of shareholders.

2.7 No adjustment of the Current Conversion Basis shall be made in any case in which the resulting increase or decrease in the Current Conversion Basis would be less than 1% of the then Current Conversion Basis but in such case any adjustment that would otherwise have been required then to be made shall be carried forward and made at the time of, and together with, the next subsequent adjustment to the Current Conversion Basis which, together with any and all such adjustments so carried forward, shall result in an increase or decrease in the Current Conversion Basis by not less than 1%.

2.8 If the Corporation intends to take any action which would require an adjustment of the Current Conversion Basis pursuant to Section 2.6 (other than the subdivision, consolidation or reclassification of the Common Shares), the Corporation shall, at least 14 days prior to the earlier of any record date fixed for any action or the effective date for such action, notify the holders of First Preferred Shares, Series 1 by written notice, in the manner provided in Article 10., setting forth the particulars of such action to the extent that such particulars have been determined at the time of giving the notice and the Corporation's estimate of the adjustment to the Current Conversion Basis resulting from such action. If the particulars of such action have

not been determined by the time of such notice, further notice of such particulars shall be forthwith given when the particulars are determined which further notice shall be given at least 7 days prior to such record date. The accidental failure or omission to give notice or any defect therein shall not affect the legality or validity of any such payment, distribution or issue.

2.9 Forthwith after any action is taken which requires an increase or decrease of the Current Conversion Basis under Section 2.6, if a transfer agent for the First Preferred Shares, Series 1 has been appointed, the Corporation shall forthwith file with such transfer agent a Certificate of the Corporation setting forth the details of the action taken and the increased or decreased Current Conversion Basis and the details of the computation of the adjusted Current Conversion Basis. The transfer agent shall be under no duty to make any investigation or inquiry as to the statements contained in any such Certificate of the Corporation or the manner in which any computation was made, but the transfer agent may accept such Certificate as conclusive evidence of the statements therein contained and shall be fully protected with respect to any and all acts done or action taken or suffered by it in reliance thereon. The Corporation shall provide a copy of such Certificate of the Corporation, from time to time, to any holder of First Preferred Shares, Series 1 desiring to inspect the same, and shall give notice of any such adjustment of the Current Conversion Basis to the holders of First Preferred Shares, Series 1 in the manner provided in Article 10. The Corporation may retain a firm of chartered accountants (who may be the auditors of the Corporation) to make any computation required under Section 2.6, and any computation so made shall be final and binding on the Corporation, the transfer agent, if any, for the First Preferred Shares, Series 1 and the holders of the First Preferred Shares, Series 1, in the absence of manifest error. Such firm of independent chartered accountants may, as to questions of law, request and rely upon an opinion of counsel (who may be counsel for the Corporation).

2.10 Upon the surrender of any First Preferred Shares, Series 1 for conversion, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of First Preferred Shares, Series 1 to be converted, in any case where a fraction of a Common Share is involved the Corporation shall adjust such fractional interest by payment by cheque of an amount equal to the then value of such fractional interest computed on the basis of the Current Conversion Basis.

2.11 The issuance of certificates for Common Shares upon the conversion of First Preferred Shares, Series 1 shall be made without charge to the holders of the First Preferred Shares, Series 1 so converted for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the First Preferred Shares, Series 1 converted and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

2.12 In case of any reclassification or change (other than a change referred in Section 2.6.a.) of the Common Shares or capital reorganization of the Corporation other than as referred to in Section 2.6, or in the case of any amalgamation, consolidation or merger of the Corporation with or into any other corporation, trust, partnership or other entity, or in the case of a sale of all of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, trust, partnership or other entity each First Preferred Share, Series 1 shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, trust, partnership or other entity, as the case may be, to which a holder of the number of Common Shares as would have been issued if such First Preferred Shares, Series 1 had been

converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale would have been entitled upon such reclassification, change, amalgamation, consolidation, merger or sale. The Board of Directors may retain a firm of chartered accountants (who may be the auditors of the Corporation) to make the foregoing calculation. Any such determination shall be conclusive and binding on the Corporation, the registrar and transfer agent, if any, for the First Preferred Shares, Series 1, and the holders of the First Preferred Shares, Series 1, in the absence of manifest error. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the First Preferred Shares, Series 1 shall thereafter be entitled to receive such number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Article 2.

3. **REDEMPTION**

3.1 Subject to applicable law and this Article 3., the Corporation shall have the right to redeem at any time from and after the Call Date all or, from time to time, any part of the then outstanding First Preferred Shares, Series 1 at the Redemption Price.

3.2 On any redemption of First Preferred Shares, Series 1 under this Article 3., the Corporation shall give, in the manner provided in Article 10. and at least 120 days and not more than 150 days before the date fixed for redemption, a notice in writing of the intention of the Corporation to redeem First Preferred Shares, Series 1 to each person who at the date of giving of such notice is a registered holder of First Preferred Shares, Series 1 to be redeemed. Such notice shall set out the basis for and the calculation of the Redemption Price, the date fixed for redemption and, unless all the First Preferred Shares, Series 1 held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed.

3.3 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation's banker from time to time being or by such other reasonable means as the Corporation deems desirable. The mailing of cheques from the Corporation's registered office or the principal office in Calgary of the registrar of the First Preferred Shares, Series 1, if any, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the Redemption Price represented thereby unless the cheque is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of First Preferred Shares, Series 1 only upon presentation and surrender at the head office of the Corporation or at any other place or places within Canada designated by the notice of redemption of the certificate or certificates for such First Preferred Shares, Series 1 to be redeemed.

3.4 If a part only of the First Preferred Shares, Series 1 represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

3.5 At any time after notice of redemption is given, the Corporation shall have the right to deposit the Redemption Price of any or all First Preferred Shares, Series 1 to be redeemed with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the date

fixed for redemption, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

3.6 Any cheque representing payment of Redemption Price not presented to the Corporation's bankers for payment, or any money so set aside and not claimed by or paid to the holders of First Preferred Shares, Series 1 entitled thereto, within six years after the date fixed for redemption shall be, in the case of the cheque, forfeited to the Corporation and, in the case of money so set aside, repaid to the Corporation by the bank or trust company on demand and thereupon the bank or trust company shall be released from all further liability with respect to such monies and in either case thereafter the holders of the First Preferred Shares, Series 1 in respect of which such cheque was issued or such monies were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies due from the Corporation, subject to any defence the Corporation may have.

3.7 From and after the date fixed for redemption, the First Preferred Shares, Series 1 called for redemption shall cease to be entitled to dividends and, subject to the rights to convert pursuant to Article 2., the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation.

3.8 First Preferred Shares, Series 1 which are redeemed or deemed to be redeemed in accordance with this Article 3. shall, subject to applicable law, be and be deemed to be cancelled and shall not be re-issued.

4. RETRACTION

4.1 Subject to applicable law and this Article 4, each registered holder of First Preferred Shares, Series 1 shall be entitled to require the Corporation to redeem the First Preferred Shares, Series 1 held by such holder on or after April 1, 2004, at the Redemption Price, subject to the provisions which follow. A holder of First Preferred Shares, Series 1 wishing to exercise the retraction privilege must complete and duly execute the transfer form on the certificate(s) representing the First Preferred Shares, Series 1 which the holder elects to have so purchased and deposit such certificate(s) representing the First Preferred Shares, Series 1 which the holder elects to have so purchased not earlier than 150 days nor later than 120 days immediately before the date on which the holder wishes to exercise the retraction privilege (being herein referred to as the "Retraction Date") with the Secretary-Treasurer of the Corporation, whereupon the deposit will be irrevocable except if the Corporation otherwise agrees or to the extent that the Corporation fails to redeem the shares in respect of which the deposit was made on or before the Retraction Date.

If at any time more First Preferred Shares, Series 1 are tendered pursuant hereto for redemption than are permitted to be redeemed pursuant to applicable law, the Corporation shall redeem the maximum number of First Preferred Shares, Series 1 it may redeem within such limitations and the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of First Preferred Shares, Series 1 who have tendered shares for redemption or in such other manner as the Board of Directors deems reasonable. Thereafter, the Corporation shall redeem, on the same basis, the maximum number of First Preferred Shares, Series 1 as it is then permitted to redeem (disregarding fractions) until all First Preferred Shares, Series 1 tendered for redemption and not withdrawn therefrom shall have been redeemed.

4.2 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation's banker from time to time being or by such other reasonable means as the Corporation deems desirable. The mailing of cheques from the Corporation's registered office or the principal office in Calgary of the registrar of the First Preferred Shares, Series 1, if any, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the Redemption Price unless the cheque is not paid upon presentation or payment by such other means is not received.

4.3 If part only of the First Preferred Shares, Series 1 represented by any certificate are to be retracted, a new certificate for the balance shall be issued at the expense of the Corporation.

4.4 Any cheque representing payment of the Redemption Price not presented to the Corporation's bankers for payment or otherwise not claimed within six years after the Retraction Date shall be forfeited to the Corporation.

4.5 From and after the Retraction Date, the First Preferred Shares, Series 1 redeemed shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation.

4.6 First Preferred Shares, Series 1 which are redeemed or deemed to be redeemed in accordance with this Article 4. shall, subject to applicable law, be and be deemed to be cancelled and shall not be re-issued.

5. PURCHASE FOR CANCELLATION

5.1 The Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding First Preferred Shares, Series 1 by invitation for tenders addressed to all holders of record of the outstanding First Preferred Shares, Series 1, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. In the event that, upon any request for tenders, the Corporation shall receive two or more tenders of First Preferred Shares, Series 1 at the same price and which shares, when added to any shares tendered at a lower price or prices, aggregate more than the amount for which the Corporation is prepared to accept tenders, if any of the First Preferred Shares, Series 1 so tendered at the same price are purchased by the Corporation, they shall be purchased pro rata from such holders tendering at the same price, disregarding fractions.

5.2 First Preferred Shares, Series 1 purchased in accordance with this Article 5. shall be and be deemed to be cancelled and shall not be re-issued.

6. LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of First Preferred Shares, Series 1 shall be entitled to receive the greater of: the Redemption Price per share and the amount that the holders would be entitled to as though and to the same extent as if they had converted their First Preferred Shares, Series 1 into Common Shares prior to the event giving rise to the liquidation, dissolution or winding-up, to the date of commencement of any such liquidation, dissolution, winding-up or other distribution of the assets of the Corporation, to be paid before any money shall be paid

or property or assets distributed to the holders of Common Shares or any other shares of the capital of the Corporation ranking junior to the First Preferred Shares, Series 1 with respect to return of capital.

6.2 After payment to the holders of the First Preferred Shares, Series 1 of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

7. VOTING RIGHTS

7.1 Subject to applicable law, the holders of the First Preferred Shares, Series 1 shall not be entitled to receive notice of and to vote at any meeting of the Corporation's shareholders.

8. AMENDMENTS

8.1 The rights, privileges, restrictions and conditions attached to the First Preferred Shares, Series 1 may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the First Preferred Shares, Series 1 in the manner hereinafter specified and in accordance with any requirements of applicable law.

9. APPROVAL BY HOLDERS OF FIRST PREFERRED SHARES, SERIES 1

9.1 For the purpose of any consent or approval given by the holders of First Preferred Shares, Series 1, such consent shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding First Preferred Shares, Series 1 or by a resolution passed at a meeting of holders of First Preferred Shares, Series 1 duly called and held upon not less than 21 days' notice in writing to the holders at which the holders of at least 20% of the outstanding First Preferred Shares, Series 1 are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting. If at any such meeting the holders of at least 20% of the outstanding First Preferred Shares, Series 1 are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman. At such adjourned meeting the holders of First Preferred Shares, Series 1 present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of First Preferred Shares, Series 1. On every ballot cast at every meeting of holders of First Preferred Shares, Series 1 as a series every holder of a First Preferred Shares, Series 1 shall be entitled to one vote in respect of each First Preferred Shares, Series 1 held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation.

10. NOTICES

10.1 Any notice required to be given under the provisions attaching to the First Preferred Shares, Series 1 to holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, then to the address of such holder last known to the Corporation provided that accidental failure or omission to give any such notice to one or more shareholders or any defect therein shall not affect the legality or validity of any action or proceeding founded thereon but upon such

failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time.

11. COVENANTS

11.1 Without the consent of the holders of First Preferred Shares, Series 1, (which consent may be withheld in their sole and absolute discretion except with respect to the events referred to in Section 11.1 c. and e. below with respect to which the holders consent may not be unreasonably withheld) the Corporation may not:

a. issue any equity securities senior or equal in right of liquidation or return of capital or senior in right of dividends to the First Preferred Shares, Series 1, or, from and after April 1, 2004, issue any Common Shares or securities convertible into Common Shares at a price below the Current Conversion Basis;

b. pay any cash dividends;

c. redeem or otherwise purchase any of its outstanding equity securities except:

   i. the First Preferred Shares, Series 1 in accordance with the terms hereof; and

   ii. purchases of up to 5% of its outstanding Common Shares annually for the purposes of market stabilization pursuant to a normal course issuer bid permitted by The Toronto Stock Exchange or such other exchange where the Common Shares are listed and posted for the trading;

d. incur indebtedness beyond Cdn.$3,500,000 if such indebtedness would cause the Corporation to be in breach of the following covenants:

   i. debt/net worth (total indebtedness less fully subordinated debt to shareholder's equity plus fully subordinated debt) shall not be greater than 2.5: to 1 at any time; or

   ii. fixed charge coverage (earnings before interest, taxes, depreciation and amortization less unfunded capital expenditures to the aggregate of interest, scheduled repayments of indebtedness, operating lease payments and taxes and dividends, paid and accrued) shall not be less than 1.25 to 1 as calculated on a four quarter rolling average.

e. effect any Change of Control.

12. DEFAULT

12.1 The occurrence of any of the following events will be deemed to be an "Event of Default" under these First Preferred Shares, Series 1 terms:

a. the failure to pay, within five (5) Business Days of the date when due any amount payable hereunder;

b. the failure to observe, perform or comply with any material covenant or agreement contained in these First Preferred Shares, Series 1 terms; provided that the Corporation shall have ten (10) days, from

the date of notice by the holder to the Corporation of the breach of such covenant or agreement, to cure the breach of such covenant or agreement if such breach is capable of being cured;

c. the failure of the Corporation to redeem the First Preferred Shares, Series 1, upon the proper exercise by the holder of its right to require the Corporation to redeem its First Preferred Shares, Series 1, in accordance with Section 4 of these First Preferred Shares, Series 1 terms.

12.2 Upon the occurrence of an Event of Default:

a. if an Event of Default specified in Section 12.1 (a) above shall occur, the amount payable hereunder shall be immediately due and payable without demand or notice of any kind;

b. if an Event of Default specified in Section 12.1(a) or 12.1(b) shall occur, the holder shall have the right to accelerate the date on which it can require the Corporation to redeem its First Preferred Shares, Series 1 to the effective date of the Event of Default; and

c. if an Event of Default specified in section 12.1(c) shall occur, at the option of the holder and without demand or notice of any kind, the Redemption Price shall become immediately due and payable as a debt of the Corporation.

13. INTERPRETATION

13.1 In these provisions, unless the context otherwise requires:

a. "accrued and unpaid dividends" means, at any particular date, dividends accrued to and including such date pursuant to Article 1 which have not then been paid;

b. "Amendment Date" means the date of the Certificate of Amendment giving effect to Articles of Amendment creating these First Preferred Shares, Series 1;

c. "applicable law" means the law applicable to the Corporation, including the *Business Corporations Act* (Alberta) and any successor statute, as the same may from time to time be in force;

d. "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

e. "Call Date" means the date, from and after which, the Corporation is entitled to redeem the First Preferred Shares, Series 1 and, with respect to any First Preferred Share, Series 1, is the later of:

   i. April 1, 2007; or

   ii. the date 3 years after the expiry of the Hold Period applicable to such First Preferred Share, Series 1 or the Common Shares issuable upon the conversion of the First Preferred Share, Series 1, if converted;

f. "Certificate" means a certificate under the corporate seal of the Corporation signed by any officer or director of the Corporation and may consist of one or more instruments so executed;

g. "Change of Control" means any transaction or series of transactions as a result of which:

i. substantially all of the assets of the Corporation are sold;

ii. a person or entity (or groups of persons or entities acting in concert or under common control) except a Designated Person acquire beneficial ownership of more than 50% of the Corporation's voting securities, or the ability through other means to exercise voting control over the Corporation through either its shareholders or its Board of Directors; or

iii. the Corporation is merged or consolidated with or into another company and is not the surviving entity;

h. "Common Shares" shall mean Common Shares of the Corporation as said shares were constituted on the Amendment Date, or as subsequently consolidated or subdivided and any other shares resulting from the reclassification or change of such Common Shares or other capital reorganization or amalgamation, consolidation, merger or sale, all as referred to in Section 2.6 and 2.13;

i. "Conversion Date" means the date on which any First Preferred Shares, Series 1 are converted;

j. "Current Conversion Basis" means the greater of:

i. Cdn $1.00 per share; and

ii. Current Market Price,

adjusted pursuant to Article 2.0 prior to the Conversion Date; where the number of Common Shares that will be obtained on the date of conversion of each First Preferred Share, Series 1 is determined as follows:

$$a = \frac{b}{c} \times \frac{d}{e}$$ where

a = the number of Common Shares to be issued;

b = the US/Cdn Exchange Rate;

c = Current Conversion Basis;

d = Redemption Price for such First Preferred Share, Series 1 (US$); and

e = US $1.00.

k. "Current Market Price" means, at any date when the Current Market Price is to be determined, the weighted average trading price per Common Share at which Common Shares have been traded on The Toronto Stock Exchange during the thirty (30) consecutive trading days ending immediately prior to such date. In the event the Common Shares are not listed on The Toronto Stock Exchange but are listed on another stock exchange or stock exchanges in Canada or the United States, any references to The Toronto Stock Exchange in these share terms shall be a reference to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event

Common Shares are not so traded on any stock exchange in Canada or the United States, the Current Market Price shall be determined by the Board of Directors. If the Common Shares are only traded on a stock exchange in the United States or if the Board of Directors designates a stock exchange in the United States for the purpose of determining the Current Market Price, then the Current Market Price determined on such stock exchange in accordance with this definition shall be determined by multiplying the Current Market Price so determined by the U.S./Cdn. Exchange Rate;

l. "Designated Person" means either Stephen Verhoeff or Michael McCullagh or both of them;

m. "Hold Period" means the one (1) year restriction on resale of the First Preferred Shares, Series 1 imposed by Section 109 (or Section 109.1 with respect to the Common Shares issued upon conversion of the First Preferred Shares, Series 1) of the *Securities Act* (Alberta);

n. "Issue Price" means US $1.00 per First Preferred Shares, Series 1;

o. "Redemption Date" means the date on which First Preferred Shares, Series 1 are called for redemption, purchased by the Corporation, required to be redeemed by the holder or converted as applicable;

p. "Redemption Price" means the Issue Price increasing at the rate of 10% per annum from the date of issue, compounding on January 1 of each year up to the Redemption Date; and

q. "US/Cdn Exchange Rate" means, for any calculation requiring the US/Cdn Exchange Rate, the Canadian dollar equivalent of one (1) United States dollar determined using the noon spot exchange rate of the Bank of Canada on the Business Day immediately preceding the date of the calculation on which the Bank of Canada provides the noon spot rate.

13.2 If any day on which any dividend on First Preferred Shares, Series 1 is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other actions shall be required to be taken, on or by the next succeeding day that is a Business Day.

CORPORATE ACCESS NUMBER

20425784

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

COMMUNICATION SYSTEMS INTERNATIONAL INC.

AMENDED ITS ARTICLES ON APRIL 30, 1996.

REGISTRIES

GOVERNMENT OF ALBERTA

GlBodley

Registrar of Corporations

SECTION 27 SCHEDULE

FIRST PREFERRED SHARE, SERIES 1 PROVISIONS

The first series of First Preferred Shares of the Corporation shall consist of 1,550,000 shares, shall be designated as the First Preferred Shares, Series 1 and, in addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DIVIDENDS

1.1 The holders of First Preferred Shares, Series 1 shall be entitled to receive dividends, rateably with the holders of Common Shares on the same basis as if the First Preferred Shares, Series 1 had been converted into Common Shares at the Current Conversion Basis at the date the dividend is declared, and the Corporation shall pay dividends on each First Preferred Shares, Series 1 as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends.

2. CONVERSION PRIVILEGE

2.1 Subject to the provisions of this Section 2.1, and at the option of the holder, the First Preferred Shares, Series 1 may be converted into fully paid and non-assessable Common Shares on the Current Conversion Basis on the earlier of:

a. the time immediately prior to the effective date of a Change of Control; or

b. at any time on or after April 1, 2004, and before close of business on a date that is sixty (60) days after such shares are called for redemption ,

upon notice to the Secretary-Treasurer of the Corporation at the registered office of the Corporation, subject to the terms and conditions hereof.

If the First Preferred Shares, Series 1 are converted at any time before April 1, 2004, they shall be converted based on the Redemption Price at the Current Conversion Basis determined at the time of conversion.

If the First Preferred Shares, Series 1 are converted on or after April 1, 2004, they shall be converted based on the Redemption Price at the Current Conversion Basis determined as of April 1, 2004.

Notwithstanding anything contained in these First Preferred Shares, Series 1 terms, the number of Common Shares issued upon conversion of the First Preferred Shares, Series 1, shall not exceed 5,000,000. If, upon conversion, the Redemption Price is not satisfied in full by issue of Common Shares as a result of the operation of the Current Conversion Base formula, the balance shall be paid in cash in US dollars.

Should payment of the Redemption Price of First Preferred Shares, Series 1 which have been called for redemption not be paid on surrender of the certificates for such First Preferred Shares, Series 1, the right of conversion shall revive and continue from the time of the failure to pay, as if such First Preferred Shares, Series 1 had not been called for redemption.

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

2. CORPORATE ACCESS NUMBER

COMMUNICATION SYSTEMS INTERNATIONAL INC. **20425784**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

I. Pursuant to Section 167(1)(d) and (e) of the *Business Corporations Act* (Alberta), Article 2 of the Articles of Incorporation of the Corporation is amended by redesignating all previously issued Class A Shares as Common Shares and by repealing the current authorized capital and replacing same with the following:

a. An unlimited number of Common Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

b. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule B hereto;

c. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule C hereto; and

II. Pursuant to Section 167(1)(l) of the *Business Corporations Act* (Alberta), Article 3 of the Articles of Incorporation of the Corporation is repealed and replaced with the following:

"None"

III. Pursuant to Section 167(1)(f) of the *Business Corporations Act* (Alberta), Article 2 of the Articles of Incorporation is amended such that each one issued and outstanding Common Share in the capital of the Corporation is changed into 12,500 issued and outstanding Common Shares of the Corporation.

IV. Pursuant to Section 167(1)(k) of the *Business Corporations Act* (Alberta), Article 4 of the Articles of Incorporation is repealed and replaced with the following:

"The Corporation shall have a minimum of three (3) directors and a maximum of eleven (11) directors."

V. Pursuant to Section 167(1)(m) of the *Business Corporations Act* (Alberta), Article 6 of the Articles of Incorporation of the Corporation is repealed and replaced with the following:

See Schedule D attached hereto.

FILED 1B
APR 30 1996
Registrar of Corporations
Province of Alberta

DATE	SIGNATURE	TITLE
April 23, 1996	Stephen A. Verhoeff	President

F:\051434\0002\JPR00009.ART

SCHEDULE A

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

2. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Common Shares, the holders of Common Shares shall, as and when declared by the Board of Directors of the Corporation, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares.

3. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Common Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation assets among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

F:\051434\0002\JPR00009.ART

SCHEDULE B

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares, subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares and the Common Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

SCHEDULE C

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares, subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE D

1. The directors of the Corporation may, without authorization of the shareholders:

a. borrow money on the credit of the Corporation;

b. issued, reissue, sell or pledge debt obligations of the Corporation;

c. subject to the *Business Corporations Act* (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

d. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2. The directors may, by resolution, delegate the powers referred to in Section 1 above to a director, a committee of directors or an officer.

3. The directors may, between annual general meetings, appoint one or more additional director of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

4. Meetings of some shareholders of the Corporation may be held in Victoria, Vancouver, Kelowna, Penticton or Fairmont, British Columbia; Calgary, Edmonton, Jasper or Banff, Alberta; Toronto, Ottawa or London, Ontario; Montreal or Quebec City, Quebec; Los Angeles, San Francisco, San Diego or Palm Springs, California; Seattle or Spokane, Washington; Reno or Las Vegas, Neveda or Pheonix, Arizona.

20425784
Corporate Access No.

Alberta

BUSINESS CORPORATIONS ACT

Form 5

CERTIFICATE OF AMENDMENT

COMMUNICATION SYSTEMS INTERNATIONAL, INC.
Name of Corporation

I HEREBY CERTIFY THAT THE ARTICLES OF THE ABOVE-MENTIONED CORPORATION WERE AMENDED.

☐ UNDER SECTION 13 OF THE BUSINESS CORPORATIONS ACT IN ACCORDANCE WITH THE ATTACHED NOTICE;

☐ UNDER SECTION 27 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF AMENDMENT DESIGNATING A SERIES OF SHARES;

☒ UNDER SECTION 171 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF AMENDMENT;

☐ UNDER SECTION 185 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF REORGANIZATION;

☐ UNDER SECTION 186 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF ARRANGEMENT.

Registrar of Corporations

Alberta CORPORATE REGISTRY CONSUMER AND CORPORATE AFFAIRS

October 26, 1992
Date of Amendment

/kmj

CCA-08-105
(Rev. 11/91)

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
Canadian Systems International Inc.	C20425784

3. ITEM NO. New Name OF THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SECTION ______ OF THE BUSINESS CORPORATIONS ACT.

FILED DEFICIENT
Registrar of Corporations
Calgary Office
Province of Alberta

Communication Systems International Inc.

FILED
OCT 26 1992
Registrar of Corporations
Province of Alberta

DATE	SIGNATURE	TITLE
ember 11, 1992	S. Vehl	President

FOR DEPARTMENTAL USE ONLY

FILED

CCA-06.104
(Rev.05/90)

Alberta

20425784

Corporate Access No.

BUSINESS CORPORATIONS ACT

Form 2

CERTIFICATE OF INCORPORATION

- CANADIAN SYSTEMS INTERNATIONAL INC. -

Name of Corporation

I HEREBY CERTIFY THAT THE ABOVE-MENTIONED CORPORATION, THE ARTICLES OF INCORPORATION OF WHICH ARE ATTACHED, WAS INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT OF THE PROVINCE OF ALBERTA.

Registrar of Corporations

July 31, 1990

Date of Incorporation

/jml

ALBERTA
CONSUMER AND CORPORATE AFFAIRS

BUSINESS CORPORATIONS ACT
(SECTION 6)

FORM 1

ARTICLES OF INCORPORATION

FILED
JUL 31 1990
Registrar of Corporations
Province of Alberta

FILED
JUL 31 1990
CALGARY
PROVINCE OF ALBERTA

1. NAME OF CORPORATION:

CANADIAN SYSTEMS ~~INTERNATIONAL~~ INC.

2. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The Corporation is authorized to issue an unlimited number of:

1. Class A shares, the holders of which are entitled:
   (a) to vote at any meeting of shareholders of the Corporation;
   (b) to receive any dividend declared by the Corporation to be payable to the Class A shares; and
   (c) to receive the remaining property of the Corporation on dissolution.

2. Class B shares, the holders of which are entitled:
   (a) to receive any dividend declared by the Corporation to be payable to the Class B shares; and
   (b) to receive the remaining property of the Corporation upon dissolution, pro rata with the holders of any other classes of shares entitled to receive the remaining property of the Corporation on dissolution.

   The holders of the Class B shares are not entitled to vote at any meeting of shareholders of the Corporation.

3. Class C shares, to be issued in series, the holders of which are entitled to exercise the rights and privileges authorized by the Board of Directors at the time of issue subject to the restrictions and conditions set by the Board of Directors at the time of issue.

4. Class D shares, to be issued in series, the holders of which are entitled to exercise the rights and privileges authorized by the Board of Directors at the time of issue subject to the restrictions and conditions set by the Board of Directors at the time of issue.

5. Class E shares, to be issued in series, the holders of which are entitled to exercise the rights and privileges authorized by the Board of Directors at the time of issue subject to the restrictions and conditions set by the Board of Directors at the time of issue.

Dividends may, in the discretion of the Board of Directors of the Corporation, be paid on any one or more class of shares to the exclusion of the others.

Issue in Series

The Board of Directors may authorize the issue of any class of shares in one or more series and may fix the number of shares in each series and may determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series, subject to these Articles.

3. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

1. No shares of the capital of the Corporation shall be transferred without the express consent of a majority of the Directors to be signified by a resolution passed by the Board of Directors.
2. The number of shareholders cannot exceed fifteen, two or more persons holding one or more shares jointly being counted as one shareholder.
3. The Corporation shall not distribute its securities to the public.

4. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Minimum of One (1) Director and Maximum of Ten (10) Directors.

5. IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY THE RESTRICTION(S):

None.

6. OTHER RULES OR PROVISIONS (IF ANY):

1. At all meetings of the Board of Directors every question shall be decided by a majority of the votes cast on the question. Subject to any Unanimous Shareholders Agreement, in cases of an equality of votes the Chairman of the meeting shall not be entitled to a second or casting vote.
2. At any meeting of Shareholders every question shall, unless otherwise required by the Articles, By-Laws, any Unanimous Shareholders Agreement, or Business Corporations Act, be determined by the majority of the votes cast on the question. Subject to any Unanimous Shareholders Agreement, in case of an equality of votes either upon a show of hands or upon a poll, the Chairman of the meeting shall not be entitled to a second or casting vote.
3. The Corporation shall have a lien on the shares registered in the name of the shareholder or his legal representative for a debt of that shareholder to the Corporation.
4. The Board of Directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

7. **DATE:** JULY 27, 1990

INCORPORATOR'S NAME:	ADDRESS	SIGNATURE
Robert R. Hagerman	2800, 801 - 6th Avenue S.W. Calgary, Alberta, T2P 4A3	R. Hagerman

FOR DEPARTMENTAL USE ONLY

CORPORATE ACCESS NO. INCORPORATION DATE:

C:\WORK\CANADIAN.LEB

(77)

RECEIVED

2005 SEP 21

Toronto Stock Exchange Symbol: CSY

csi wireless™

www.csi-wireless.com

CSI Wireless reports increasing orders for GSM desktop cellular telephones

2005 orders to-date of $17M up 50% from 2004

Calgary, Alberta – March 24, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that orders for the Company's TDMA and GSM desktop cellular telephones for the first half of 2005 have increased to approximately $17 million so far.

Orders for the Company's new GSM (Global System for Mobile communications) phones have quickly grown to encompass more than half of the Company's total desktop cellular backlog. Released for worldwide sales only a month ago, CSI's GSM phone is already being sold in volume in seven different countries.

Stephen Verhoeff, President & CEO of CSI Wireless stated: "We are receiving regular orders for our desktop cellular phones. Combined, our year-to-date shipments and current backlog for the first half of 2005 is more than 50% above total desktop cellular revenues for the first half of 2004, and we anticipate additional first-half orders through our second quarter."

"These numbers support our positive outlook for this market and for the Company in general," Mr. Verhoeff added. "This demand for our GSM phones will help us achieve our minimum revenue growth targets for 2005 of 30%. In addition, because revenues are growing much faster than expenses, earnings growth should be even higher."

CSI Wireless manufactures desktop cellular telephones for both TDMA and GSM wireless networks. The Company's Motorola-branded FX800t TDMA-based phone is the top selling TDMA desktop cellular telephone in Latin America. The FX800t was a major contributor to the Company's record revenues reported for 2004.

Following the Company's success in the TDMA markets, CSI Wireless recently entered the much larger GSM market with the introduction of two GSM-based desktop cellular telephones – an entry-level product for consumers wanting superior-quality voice service at a competitive price, and a higher-end product offering the same superior-quality voice service plus the added value and convenience of Internet, email and text-messaging capability.

In February, CSI Wireless announced that both new phones passed all product-quality testing for international distribution and third-party branding, and became available for worldwide distribution. International interest in these products is high. The phones are targeted at homes and businesses covered by the worldwide GSM footprint. There are GSM cellular networks in more than 170 countries, servicing more than 70 per cent of the world's wireless subscribers. This dramatically increases the addressable market for CSI's phones

Desktop cellular phones are rapid, low-cost solutions to provide telecommunications to the tens of millions of consumers in regions throughout the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, desktop cellular phones provide much broader signal range and better voice quality. They plug into standard AC electrical power outlets, and resemble standard desktop or wall-mounted phones.

About CSI Wireless

With offices in Calgary, Silicon Valley, and Phoenix, CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI Wireless' common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million shares outstanding. For more information about CSI Wireless, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
CSI WIRELESS Announces $12M Financing

/Not for distribution to United States newswire services or dissemination in the United States/

TORONTO, March 28 /CNW/ - CSI Wireless Inc. ("CSI Wireless") (TSX: CSY) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. for a "bought-deal", underwritten private placement financing of common shares ("Common Shares") for gross proceeds of $12,000,000 (the "Private Placement").

Pursuant to the Private Placement, CSI Wireless will issue 3,200,000 Common Shares at a price of $3.75 per Common Share.

The Underwriters will also have the option to purchase up to an additional 800,000 Common Shares on identical terms from the Company.

Closing of the Private Placement is subject to a number of conditions, including receipt of approval of the Toronto Stock Exchange. The net proceeds from the Private Placement will be utilized for general corporate purposes, including acquisitions or investments in new technologies, products or businesses that are complementary or related to the Company's current business. CSI Wireless expects that the offering will close on or about April 19, 2005. The Common Shares will be subject to a four month hold period from closing.

The Common Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00004587E

/For further information: Stephen Verhoeff, President & CEO, CSI Wireless Inc., (403) 259-3311; Cory Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400, cpala(at)evestor.com; Jeff Adams, Public Relations Manager, CSI Wireless Inc., (403) 259-3311/615-8747 (cell), jadams(at)csi-wireless.com/

(CSY.)

CO: CSI Wireless Inc.

CNW 10:03e 28-MAR-05

79

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

Not for distribution to United States newswire services or dissemination in the United States

CSI Wireless announces $12M financing

TORONTO, Ontario – March 28, 2005 - (TSX: CSY) CSI Wireless Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. for a "bought-deal", underwritten private placement financing of common shares ("Common Shares") for gross proceeds of $12,000,000 (the "Private Placement").

Pursuant to the Private Placement, CSI Wireless will issue 3,200,000 Common Shares at a price of $3.75 per Common Share.

The Underwriters will also have the option to purchase up to an additional 800,000 Common Shares on identical terms from the Company.

Closing of the Private Placement is subject to a number of conditions, including receipt of approval of the Toronto Stock Exchange. The net proceeds from the Private Placement will be utilized for general corporate purposes, including acquisitions or investments in new technologies, products or businesses that are complementary or related to the Company's current business. CSI Wireless expects that the offering will close on or about April 19, 2005. The Common Shares will be subject to a four-month hold period from closing.

The Common Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture and Telematics. CSI Wireless owns numerous patents and intellectual property relating to wireless and GPS technologies. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million outstanding. For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive there from.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

80

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Cameron B. Olson, Chief Financial Officer & Vice President, Finance for CSI Wireless Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **CSI Wireless Inc.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

Cameron B. Olson
Chief Financial Officer & Vice President, Finance

81

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Stephen Verhoeff, President and Chief Executive Officer for CSI Wireless Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **CSI Wireless Inc.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

S.A. Verhoeff

Stephen Verhoeff
President & Chief Executive Officer

82

Management's Responsibility for Financial Reporting

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Cameron Olson
Chief Financial Officer
March 15, 2005

Stephen Verhoeff
President & Chief Executive Officer
March 15, 2005

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 15, 2005, except as to note 17 which is as of March 28, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 10,253,440	$ –
Accounts receivable	18,218,500	9,606,485
Inventories	7,149,906	8,174,568
Prepaid expenses and deposits	629,930	422,604
	36,251,776	18,203,657
Property and equipment (note 3)	7,737,275	4,188,697
Goodwill	18,818,176	18,624,676
	$ 62,807,227	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 4)	$ –	$ 2,557,939
Accounts payable and accrued liabilities	11,674,507	8,041,181
Current portion of capital leases	1,162,147	156,904
Current portion of senior long-term debt (note 5)	–	761,672
Preferred shares (note 6)	–	2,242,154
	12,836,654	13,759,850
Capital lease obligations (note 7)	462,537	387,674
Shareholders' equity:		
Common shares (note 8)	67,273,700	49,551,086
Contributed surplus (note 9)	1,176,994	156,049
Deficit	(18,942,658)	(22,837,629)
	49,508,036	26,869,506
Commitments (note 14)		
Contingencies (note 16)		
Subsequent event (note 17)		
	$ 62,807,227	$ 41,017,030

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Camwell
Director

Consolidated Statements of Operations and Deficit

Years ended December 31, 2004 and 2003

	2004	2003
Sales	$ 81,556,295	$ 71,046,009
Cost of sales	55,340,255	52,285,100
	26,216,040	18,760,909
Expenses:		
Research and development	9,532,885	7,017,356
Selling	4,588,223	4,101,087
General and administrative	4,469,967	4,270,686
Stock-based compensation	694,677	23,530
Depreciation and amortization	1,485,726	1,154,063
	20,771,478	16,566,722
Earnings before undernoted	5,444,562	2,194,187
Redemption premium on preferred shares (note 6)	167,524	222,971
Foreign exchange loss	802,066	206,192
Interest expense	36,867	678,343
	4,438,105	1,086,681
Loss from unsuccessful arbitration (note 11)	–	1,479,290
Restructuring costs	–	160,000
Earnings (loss), before income tax	4,438,105	(552,609)
Current tax expense (note 10)	145,000	–
Net earnings (loss)	4,293,105	(552,609)
Deficit, beginning of year	(22,837,629)	(22,285,020)
Change in accounting policy (note 2)	(398,134)	–
Deficit, end of year	$ (18,942,658)	$ (22,837,629)
Earnings (loss) per common share:		
Basic	$ 0.13	$ (0.02)
Diluted	$ 0.13	$ (0.02)
Weighted average shares outstanding:		
Basic	31,934,070	23,187,423
Diluted	33,917,087	23,571,097

See accompanying notes to consolidate3financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from (used in) operating activities:		
Net earnings (loss)	$ 4,293,105	$ (552,609)
Items not involving cash:		
Depreciation and amortization	1,485,726	1,154,063
Redemption premium on preferred shares	167,524	222,971
Foreign exchange loss (gain) on preferred shares	44,092	(389,061)
Stock-based compensation	694,677	23,530
	6,685,124	458,894
Change in non-cash operating working capital:		
Accounts receivable	(8,612,015)	(38,383)
Inventories	1,024,662	1,076,580
Prepaid expenses and deposits	(207,326)	(86,662)
Accounts payable and accrued liabilities	3,633,326	(2,066,465)
Redemption premium on preferred shares	(652,750)	–
	1,871,021	(656,036)
Cash flows from (used in) financing activities:		
Decrease in bank indebtedness	(2,557,939)	(1,473,461)
Senior long-term debt	(761,672)	(3,314,588)
Other long-term debt	–	(1,139,468)
Capital leases	(1,016,112)	(435,680)
Preferred share redemption	(1,994,520)	–
Issue of share capital, net of share issue costs	17,650,748	7,871,527
Repurchase of common shares	–	(1,184,700)
	11,320,505	323,630
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(2,938,086)	(852,294)
Repayment of loan from director	–	1,184,700
	(2,938,086)	332,406
Increase in cash position	10,253,440	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ 10,253,440	$ –
Supplemental disclosure:		
Interest paid	$ 184,463	$ 715,364
Interest received	$ 166,017	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue primarily from the sales of equipment, from royalty and licensing revenue and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from licensing and royalties derived from the Company's technology are recognized when all material services and conditions relating to the licenses and royalties have been satisfied and collection is reasonably assured.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash on deposit with banks and investments with original maturities of ninety days or less.

(d) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(e) Property and equipment:

Property and equipment is recorded at cost. Depreciation is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% - 30%
Leasehold improvements	straight-line	10 years
Licenses and other assets	straight-line	2 to 10 years

Depreciation is charged from the date of acquisition of an asset.

1. Significant accounting policies (continued):

(f) Deferred development costs:

The Company is actively engaged in developing new technology and products. Development costs related to a specific product or process that is proven to be technically and economically feasible are capitalized. Deferred development costs are amortized on a straight-line basis against future revenues over the period of expected benefit. If, at any time, the benefits of any costs capitalized are determined to no longer be of any value, such costs are written off in full. Any incentives or grants, received or receivable, which relate to the development activities of the Company are deducted from the capitalized amount in the period. No amounts have been capitalized at December 31, 2004.

(g) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

(h) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized.

(i) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Per share amounts:

The calculation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. The diluted earnings (loss) per share calculation uses the treasury stock method.

1. Significant accounting policies (continued):

(k) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(l) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). Previously, compensation expense was recognized for these plans only when stock options were issued to non-employees. Any consideration paid on exercise of stock options was credited to share capital.

Effective January 1, 2004, the Company retroactively adopted new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(m) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

(n) Comparative figures:

Certain comparative information for 2003 has been restated to conform with the current year's presentation.

2. Change in accounting policies:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to stock options granted to non-employees, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

2. Change in accounting policies (continued):

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $398,134, and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

3. Property and equipment:

December 31, 2004	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,526,745	$ 1,540,683	$ 986,062
Office and production equipment	8,553,639	2,977,863	5,575,776
Leasehold improvements	261,049	73,825	187,224
Licenses and other assets	2,011,691	1,023,478	988,213
	$ 13,353,124	$ 5,615,849	$ 7,737,275

December 31, 2003	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,056,000	$ 1,209,979	$ 846,021
Office and production equipment	4,729,213	2,170,231	2,558,982
Leasehold improvements	212,743	44,062	168,681
Licenses and other assets	1,334,133	719,120	615,013
	$ 8,332,089	$ 4,143,392	$ 4,188,697

Included in property and equipment is gross equipment under capital lease of $3,453,000 (2003 - $1,357,000). Letters of credit totaling $1,860,000 have been issued as security for certain of these assets which reside in China with the Company's external manufacturing partner.

4. Bank indebtedness:

The Company has an operating line of credit to a maximum amount of $7,000,000 that bears interest at the bank prime rate plus 0.5%. This line of credit is secured by a general security agreement covering all assets of the Company. The amount drawn under the facility was $nil at December 31, 2004 (December 31, 2003 - $2,557,939).

5. Senior long-term debt:

		2004		2003
Loan payable, requiring monthly payments of $111,111 plus interest at the bank's prime rate plus 2.5% per annum, secured by a general security agreement covering all assets of the Company. This debt was paid in full in 2004.	$	–	$	602,095
Loan payable, requiring monthly payments of $47,709 plus interest at the bank's prime rate plus 1.75% per annum, secured by a general security agreement covering all assets of the Company. This debt was paid in full in 2004.		–		159,577
		–		761,672
Less current portion		–		761,672
	$	–	$	–

6. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

	December 31, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	–	$ –	1,361,000	$ 2,242,154

The terms of the preferred shares allowed the holder of the shares to demand redemption in the form of either shares or cash at any time after April 1, 2004, and accordingly the shares were shown as a current liability as at December 31, 2003. On January 1, 2004, 150,000 preferred shares were issued as the defined performance criteria were met for 2003. This represents the final performance-related issuance of preferred shares in accordance with the related business acquisition agreement.

On September 1, 2004, the preferred shareholder exercised its redemption right under the terms of the preferred shares. As a result, the Company redeemed 1,511,000 preferred shares for $2,647,270. This amount included $652,750 of redemption premium, and $1,994,520 of principal.

7. Capital lease obligations:

Estimated lease payments are as follows:

	2004	2003
2004	$ –	$ 195,542
2005	1,214,534	176,983
2006	376,295	143,325
2007	103,005	110,605
Total future minimum capital lease payments	1,693,834	626,455
Less interest portion	(69,150)	(81,877)
Net minimum lease payments	1,624,684	544,578
Less current portion	(1,162,147)	(156,904)
	$ 462,537	$ 387,674

8. Common shares:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2002	22,448,077	$ 41,812,078
Loan receivable from director (note 15)	–	1,184,700
Cancelled shares from director (note 15)	(700,000)	(1,340,749)
Issued on exercise of stock options	69,290	81,350
Issued on private placement	3,305,750	5,289,200
Exercise of share purchase warrants (note 8(e))	1,563,462	2,814,232
Exercise of agents options and warrants (note 8(f))	230,112	326,760
Share issue costs	–	(827,010)
Options granted to non-employees	–	23,530
Agents options and warrants (note 8(f))	–	186,995
Balance, December 31, 2003	26,916,691	49,551,086
Issued on exercise of stock options	288,434	563,897
Issued on private placement	5,000,000	16,250,000
Exercise of share purchase warrants (note 8(e))	744,943	1,473,955
Exercise of agents options and warrants (note 8(f))	491,084	873,686
Share issue costs	–	(1,510,790)
Transfer from contributed surplus on exercise of stock options	–	71,866
Balance, December 31, 2004	33,441,152	$ 67,273,700

8. Common shares (continued):

(c) Stock options:

(i) Share Option Plan:

The Company has a share option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2009.

(ii) Wireless Link Acquisition Share Option Plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Stock Option Plan noted above, except that all stock options outstanding under this plan will expire in 2005.

At December 31, 2004, the following stock options are outstanding out of a total of 6,550,000 reserved for issuance:

	2004	2003
Share Option Plan	3,557,903	2,549,616
Wireless Link Plan	225,593	235,593
	3,783,496	2,785,209

Changes in the number of options, with their weighted average exercise prices for both plans combined, are summarized below:

	December 31, 2004		December 31, 2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	2,785,209	$ 1.98	3,065,992	$ 2.80
Granted	1,503,031	2.60	965,000	1.62
Exercised	(288,434)	1.95	(69,290)	1.17
Cancelled/Expired	(216,310)	2.25	(1,176,493)	3.87
Stock options outstanding, end of year	3,783,496	$ 2.22	2,785,209	$ 1.98
Exercisable at year end	2,230,759	$ 2.11	1,733,253	$ 2.15

8. Common shares (continued):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices Outstanding	Number outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 1.14 – 2.00	1,502,146	36	$ 1.62	1,021,341	$ 1.61
2.01 – 3.00	2,138,350	34	2.58	1,145,849	2.50
3.01 – 4.00	143,000	51	3.06	63,569	3.06
$ 1.14 – 4.00	3,783,496	35	$ 2.22	2,230,759	$ 2.11

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 67%; risk-free rate of 5%; and expected lives of 2.5 years. The weighted average fair value of options granted during the year was $1.06 per option. At December 31, 2004, the Company has recorded $694,677 as compensation expense.

(e) Share purchase warrants:

(i) On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16.25 million. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

(ii) Pursuant to a private placement completed during November 2002, the Company issued 1,643,655 common share purchase warrants that entitled the holders to acquire 1,643,655 common shares at a price of $1.80 per share, expiring February 23, 2004. 1,563,462 warrants were exercised in 2003 for proceeds of $2,814,232. At December 31, 2003, 80,193 of these common share purchase warrants were outstanding. During 2004 these warrants were fully exercised.

(iii) Pursuant to a private placement completed in August 2003, the Company issued 3,305,750 common share purchase warrants that entitled the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. At December 31, 2004, 2,641,000 of these warrants were outstanding.

(f) Agents options:

(i) Pursuant to a private placement completed during November 2002, 230,112 agents options were issued that entitled the agents to acquire one common share and one-half of a warrant for $1.42 expiring on November 21, 2003. During 2003, all agents options were exercised. In 2003, 115,056 warrants were issued to the agents upon exercise of the agents options, and were exercisable at $1.80 per warrant until February 23, 2004. At December 31, 2003, all of these warrants were outstanding, however they were all exercised in 2004.

(ii) Pursuant to a private placement completed during August 2003, 214,873 agents options were issued which entitled the agent to acquire one common share and one warrant at an exercise price of $1.60 per unit. All options were exercised before expiring on August 8, 2004. For each agents option exercised, a warrant was issued to acquire a common share at an exercise price of $2.00 per warrant until August 8, 2005. At December 31, 2004, 53,719 warrants were outstanding. The fair value of these options and warrants, estimated to be $186,995 using the Black-Scholes option pricing model, was included in share issue costs at December 31, 2003.

8. Common shares (continued):

(g) Bankers warrants:

There are 250,000 bankers warrants outstanding as at December 31, 2004 that entitle the Company's former bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants expire on September 29, 2005.

9. Contributed surplus:

For stock options granted to employees and directors after January 1, 2002, the Company records compensation expense using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital. During the year, contributed surplus has changed as follows:

Opening contributed surplus, December 31, 2003	$ 156,049
Retroactive adoption of fair value method (note 2)	398,134
	554,183
Stock-based compensation expense	694,677
Stock options exercised	(71,866)
Balance, December 31, 2004	$ 1,176,994

10. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 33.87% (2003 – 36.74%) as follows:

	2004	2003
Expected income tax expense (recovery)	$ 1,503,000	$ (203,000)
Increase (decrease) resulting from:		
Unrecognized future tax assets	(3,097,000)	326,000
Permanent differences	607,000	(123,000)
Impact of future enacted tax rates and exchange rate	482,000	–
Impact of foreign jurisdiction tax rates	505,000	–
Alternative minimum tax expense	145,000	–
Income tax expense	$ 145,000	$ –

10. Income taxes (continued):

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2004	Canada	United States	Total
Net operating losses	$ 1,091,000	$ 5,714,000	$ 6,805,000
Research and development tax pools	598,000	–	598,000
Property and equipment	(218,000)	(6,000)	(224,000)
Share issue costs	631,000	–	631,000
Inventory	–	(27,000)	(27,000)
Goodwill	–	(318,000)	(318,000)
	$ 2,102,000	$ 5,363,000	$ 7,465,000

	Asset (Liability)		
December 31, 2003	Canada	United States	Total
Net operating losses	$ 384,000	$ 9,186,000	$ 9,570,000
Research and development tax pools	999,000	–	999,000
Property and equipment	(178,000)	42,000	(136,000)
Share issue costs	408,000	–	408,000
Inventory	–	(52,000)	(52,000)
Goodwill	–	(227,000)	(227,000)
	$ 1,613,000	$ 8,949,000	$ 10,562,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2020	$ 1,629,000
2021	8,065,000
2022	4,371,000
	$ 14,065,000
Canada:	
2010	$ 2,055,000
2014	1,193,000
	$ 3,248,000

The Company has unrecognized tax credits totaling $1,691,000 in Canada, and $2,056,000 in the United States relating to its research and development activities. The Company also has alternative minimum tax credits of $145,000 available in the United States.

11. Arbitration costs:

In the third quarter of 2003, the Company was denied an arbitration claim against a previous customer for an alleged breach of contract that was initiated by the Company in 2002. Total charges related to the claim were $1,479,290, including legal fees, tribunal hearing charges, inventory write-offs, settlement payouts and other related costs.

12. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is the Company's President and CEO. The President and CEO reviews financial information presented by its two operating segments – the GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 32,003,000	$ 25,275,000	$ 49,553,000	$ 45,771,000	$ –	$ –	$ 81,556,000	$ 71,046,000
Interest expense	–	–	–	–	37,000	678,000	37,000	678,000
Depreciation and amortization	821,000	758,000	665,000	396,000	–	–	1,486,000	1,154,000
Net earnings (loss)	8,050,000	3,982,000	(313,000)	185,000	(3,444,000)	(4,720,000)	4,293,000	(553,000)
Capital assets and goodwill	7,935,000	7,276,000	18,620,000	15,537,000	–	–	26,555,000	22,813,000
Total assets	29,595,000	19,126,000	33,212,000	21,891,000	–	–	62,807,000	41,017,000
Capital expenditures	736,000	712,000	2,202,000	140,000	–	–	2,938,000	852,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2004	2003	2004	2003
United States	$ 38,466,000	$ 27,111,000	$ 71,657,000	$ 60,385,000
Canada	24,341,000	13,906,000	3,855,000	5,117,000
Europe	–	–	1,426,000	2,488,000
Other	–	–	4,618,000	3,056,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2004, 70% (December 31, 2003 - 63%) were to 2 customers. The Wireless Business Unit had sales to one customer totaling $42,514,000 (2003 - $35,658,000), and the GPS Business Unit had sales to one customer totaling $14,932,000 (2003 - $8,860,000). Both of these customers are located in the United States.

13. Financial instruments:

The carrying values cash and cash equivalents, of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt with variable interest rates is assumed to be at fair value and therefore is not revalued.

13. Financial instruments (continued):

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it has significantly drawn on its operating line of credit and carries long-term debt, both of which calculate interest as a function of the current prime lending rate.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars.

14. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2005	$ 1,010,000
2006	969,000
2007	871,000
2008	597,000
2009	557,000
Thereafter	914,000

15. Related party transactions:

On March 4, 2003, the Company repurchased 700,000 common shares from a director for cash consideration of $1,184,700. The paid up capital amount of these shares was $1,340,749, and as such, the gain of $156,049 was treated as contributed surplus. Previously the Company had advanced US$750,000 to this director as an interest-bearing loan, secured by the 700,000 shares held by the director. Subsequent to the Company repurchasing the shares from the director, the loan was repaid in full.

The Company has made loans to certain employees. The total amount of such loans was $65,019 at December 31, 2004 (December 31, 2003 - $64,468) and is included in accounts receivable. These amounts include loans made to certain key employees of the Company to assist them in paying withholding tax on shares issued to them under the Wireless Link Incentive Share Administration Plan.

16. Contingencies:

The Company is subject to various claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

17. Subsequent event:

On March 28, 2005, the Company entered into an agreement for an underwritten private placement of 3,200,000 common shares at $3.75 per share. In addition, an option was granted to the underwriters to purchase up to 800,000 common shares also at $3.75 per share. Closing of the private placement is subject to a number of conditions including regulatory approval.

84

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

CSI Wireless Inc.
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

Item 2. Date of Material Change:

March 28, 2005

Item 3. News Release:

Press Releases announcing the material change were issued on March 28, 2005 through Canada NewsWire.

Item 4. Summary of Material Change:

CSI Wireless Inc. ("CSI" or the "Corporation") announced that it had entered into a bought deal financing agreement with an underwriting syndicate led by GMP Securities Ltd. to issue 3,200,000 Common Shares of the Corporation at $3.75 each.

The financing will be completed on a private placement basis resulting in total gross proceeds to CSI of $12,000,000. The underwriters also have an option exercisable prior to closing to increase the financing by up to 800,000 Common Shares at $3.75 each, for aggregate total gross proceeds of up to $15,000,000. The issue is subject to normal regulatory approvals and closing is expected on or about April 19, 2005.

Proceeds from the issuance of the Common Shares will be used for general corporate purposes, including acquisition or investments in new technologies, products or businesses that are complementary or related to CSI's current business.

Item 5. Full Description of Material Change:

See Item 4.

Item 6. Reliance on Section 146(2) of the Securities Act (Alberta):

Not applicable

Item 7. Omitted Information:

Not applicable

Item 8. Senior Officer:

Cameron Olson
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 259-3311

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of March 28, 2005 at Calgary, Alberta.

CSI Wireless Inc.

Per: *"Cameron Olson"*
Cameron Olson
Vice-President, Finance and
Chief Financial Officer

cc: Toronto Stock Exchange

85

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CSI Wireless Inc.

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		33,441,152	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$3.123	
Market value of class or series	=	$140,436,718	
			$140,436,718(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			$0.00(B)
(Repeat for each class or series of corporate debt or preferred shares)			______(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$140,436,718
Total fee payable in accordance with Appendix A of the Rule			$15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			______

86

Burnet,
Duckworth
& Palmer LLP
Law Firm

RECEIVED
2005 SEP 21 A 11:43

Reply to: Carla J. Tait
Direct Phone: (403) 260-0207
Direct Fax: (403) 260-0330
cjt@bdplaw.com

Assistant: Lee Hopkins
Direct Phone: (403) 260-0132
Our File: 51434-74

DELIVERED VIA SEDAR

March 31, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: CSI Wireless Inc. – Notice of Filing of Annual Information Form

Please take notice that CSI Wireless Inc. (the "Company") has filed its Renewal Annual Information Form (the "AIF") for the year ended December 31, 2004, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 00758782. Please note that the Company intends to rely on the AIF for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Carla J. Tait"

Carla J. Tait

G:\051434\0074\AIF Notice of Filing.doc

87

RECEIVED

2005 SEP 21 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSI WIRELESS INC.

RENEWAL ANNUAL INFORMATION FORM

For the fiscal year ended
December 31, 2004

March 31, 2005

G:\051434\0074\Annual Information Form - FINAL.doc

TABLE OF CONTENTS

Page

GENERAL DEVELOPMENT OF THE BUSINESS .. 4
- Three-Year History ... 4
- Anticipated Changes in the Business ... 6

RECENT DEVELOPMENTS ... 7

DESCRIPTION OF OUR BUSINESS ... 7
- WIRELESS BUSINESS UNIT ... 7
- General ... 7
- Industry Background and Trends ... 7
- The CSI Wireless Solution ... 11
- Business Strategy ... 12
- Products ... 13
- Research and Product Development ... 15
- Marketing, Sales and Distribution ... 15
- Customers ... 16
- Competition ... 16
- Manufacturing ... 17
- Facilities ... 17
- Personnel ... 17
- GPS BUSINESS UNIT ... 18
- Industry Background ... 18
- The CSI Wireless Solution ... 20
- Business Strategy ... 21
- Products ... 21
- Research and Product Development ... 24
- Marketing, Sales and Distribution ... 24
- Competition ... 25
- Manufacturing ... 25
- Facilities ... 26
- Personnel ... 26

DIVIDEND POLICY ... 26

CAPITAL STRUCTURE ... 26
- First Preferred Shares ... 27
- First Preferred Shares, Series 1 ... 27
- Second Preferred Shares ... 27

MARKET FOR SECURITIES ... 28

DIRECTORS AND OFFICERS ... 28
- Cease Trade Orders, Bankruptcies, Penalties or Sanctions ... 30
- Conflicts of Interest ... 30

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ... 31

INTERESTS OF EXPERTS ... 31

MATERIAL CONTRACTS ... 31

AUDITORS, TRANSFER AGENT AND REGISTRAR ... 31

AUDIT COMMITTEE INFORMATION ... 31
- Audit Committee Members ... 31
- Auditor Service Fees ... 32

RISK FACTORS ... 32
- Financial Results ... 32
- Foreign Currency Exchange Rate Fluctuation. 33
- General Economic and Financial Market Conditions ... 33
- Dependence on Key Personnel and Consultants ... 33
- Competition ... 33
- Third-Party Wireless and GPS Dependence ... 33
- Dependence on New Products ... 34
- Credit Risk ... 34
- Dependence on Major Customers ... 34
- Wireless Industry Technology Risk ... 34
- Wireless Data Competition ... 35
- Future Acquisitions ... 35
- Proprietary Protection ... 35
- Conflicts of Interest ... 35
- Product Liability ... 36
- New and Emerging Markets ... 36
- Physical Facilities ... 36

LEGAL PROCEEDINGS ... 36

SCHEDULE "A" AUDIT COMMITTEE CHARTER

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This renewal annual information form ("**Annual Information Form**") and certain documents contained by reference herein contain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

These factors should not be construed as exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements.

ANNUAL INFORMATION FORM

CSI Wireless Inc. (the "**Corporation**", "**CSI**", "**CSI Wireless**", "**us**", "**we**", "**or**", "**our**" and where the context requires, also includes our predecessors and our subsidiaries) was incorporated as Canadian Systems International Inc. pursuant to the *Business Corporations Act* (Alberta) ("**ABCA**") on July 31, 1990 and on October 26, 1992 the Corporation changed its name to Communication Systems International Inc. Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a re-designation of the Corporation's class A common shares to common shares of the Corporation ("**Common Share**"), a stock split of the Common Shares on a 12,500 to 1 basis and to delete the "private company" share transfer restrictions. On June 21, 2000 by articles of amendment, the Corporation changed its name to CSI Wireless Inc. CSI designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other related markets.

Our registered and head office is located at 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4.

Inter-corporate Relationships

We have three wholly-owned subsidiaries: CSI Wireless Corporation, a corporation incorporated under the laws of the state of Delaware, Satloc LLC ("**Satloc**") and CSI Wireless LLC, both of which are limited liability corporations incorporated under the laws of the State of Delaware.

CSI Wireless is organized into two operating business units: the Wireless Unit and the GPS Unit. At December 31, 2004, the Wireless Unit had 54 employees and the GPS Unit had 108 employees. In addition, 22 employees, including the President, performed corporate functions that are not directly attributed to either operating unit.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2002

Effective January 31, 2002, the Corporation completed an internal reorganization which resulted in the creation of CSI Wireless Corporation, a US holding company, which in turns wholly owns Satloc LLC and CSI Wireless LLC. Satloc LLC was incorporated and merged with Satloc (1999) Inc. and continues to carry on the operations of Satloc (1999) Inc. as a limited liability corporation. CSI Wireless LLC was incorporated and merged with Wireless Link Corporation and continues to carry on the business of Wireless Link as a limited liability corporation.

On June 26, 2002, 705,000 warrants to purchase common shares ("**Warrants**") were exercised at a price of $2.65 per Common Share for proceeds of $1.9 million.

During 2002, the Wireless Business Unit released new products including the Motorola-branded FX800t desktop cellular telephone, and the Asset-Link 100 and Asset-Link 200 telematics products. The GPS Business Unit released a number of new products including the Vector heading systems and Seres smart antenna.

On November 21, 2002, we completed a private placement of 3,287,309 Common Shares and 1,643,655 Warrants. The shares were issued at a price of $1.30 per Common Share for gross proceeds of $4.3 million. The Warrants entitled the holders to acquire an aggregate of 1,643,655 Common Shares at a price of $1.80 per Common Share. 1,563,462 Warrants were exercised in December 2003 and the balance of 80,193 Warrants were exercised in January and February 2004.

2003

On May 28, 2003, we announced that we signed an agreement (the "**Agreement**") with Fleetboss Global Positioning System Solutions Inc. ("**Fleetboss**") to supply a customized version of our Asset-Link 200 product as hardware for Fleetboss' systems for monitoring fleet vehicles. The Agreement provided that Fleetboss would purchase approximately $2 million of Asset-Link 200 units from us over a 24 month period.

On June 17, 2003, we announced that we received purchase orders from RHS Inc. ("**RHS**") for our Outback S® and Outback 360® products valued at approximately $11 million. On July 2, 2003, we announced that we were awarded a patent on our ceramic frequency filter for differential GPS correction signals. The patented filter is a key element in our MBX3 DGPS receiver.

On July 15, 2003, we announced that we were awarded a patent for our antenna splitter technology found in the AVL-1 Antenna Signal Splitter, which uses the vehicle's standard AM/FM radio antenna to receive accuracy enhancing differential GPS signals for the automotive market. AVL refers to the automatic vehicle location and the ability to pinpoint the location of a vehicle within a given range.

On August 11, 2003, we announced the closing of an offering of 3,305,750 CSI units (the "**Units**") issued at a price of $1.60 per Unit for gross proceeds of approximately $5.3 million. Each Unit was comprised of one Common Share and one Warrant to purchase one Common Share at a price of $2.00 until August 8, 2005.

On October 1, 2003, we announced that we had been denied a claim against a previous customer for alleged breach of contract and that total expenses, including legal fees, tribunal hearing charges, inventory write-offs and other costs related to the claim were expected to be approximately $1.2 million in the third quarter of 2003. The total costs related to the claim in 2003 totalled $1,479,000.

On October 6, 2003, we announced that Brian Hamilton, our Executive Vice-President and Chief Financial Officer, resigned and that Cameron Olson, our Vice-President of Finance for the Wireless Business Unit was named our new Chief Financial Officer. On October 16, 2003, we announced the launch of our new GSM-based Asset-Link™ 400 asset tracking and telematics product.

On December 2, 2003, we announced that we received an initial $2.1-million purchase order from RHS for our new GPS Assisted Automatic Steering System that RHS has named eDrive®. On December 8, 2003, we announced the introduction of two new products for the global aerial guidance market: the LiteStar II, a low-cost entry-level guidance system and the AerialACE, an automated variable rate flow control system for aerial spraying.

On December 17, 2003, we announced the expansion of our partnership with Brightstar Corporation ("**Brightstar**") to develop a GSM version of our desktop cellular telephone. On December 18, 2003, we announced that, in November and December of 2003, a total of 1,782,000 Warrants were exercised by the holders thereof, resulting in proceeds of $3.1 million.

2004

On Feb. 11, 2004, we announced that we received additional purchase orders from Brightstar for our desktop cellular telephone, the Motorola-branded FX800t. The purchase orders represent a significant demand increase when compared to volumes shipped in the last two quarters of 2003.

On March 3, 2004, we announced the closing of a bought-deal private placement of 5,000,000 special warrants ("**Special Warrants**"), which included 1,000,000 Special Warrants pursuant to the exercise of the underwriters' option. The Special Warrants were purchased at a price of $3.25 per Special Warrant, for gross proceeds of approximately $16.25 million. Each Special Warrant entitled the holder to receive,

without payment of further consideration, one Common Share, subject to adjustment in certain circumstances.

On April 20, 2004, we announced the introduction of PowerMAX, a Differential GPS receiver with built-in Bluetooth® wireless technology. Through Bluetooth®, the PowerMAX communicates wirelessly with the user's computer or hand-held computing device, eliminating the need for a hard-wired data link between the devices.

On May 27, 2004, we announced product details and shipping plans for our new desktop cellular telephones that feature GSM and GPRS technology. GPRS (General Packet Radio Service) is an extension to the GSM standard to include packet data services. The 410 Series of phones have GSM-GPRS capability for voice, Internet, email and text-message transmissions, and the lower-cost 400 Series of phones have GSM capability for voice and text-message transmissions.

On June 3, 2004, we announced an agreement to begin supplying asset-tracking units to Caterpillar Inc. ("**Caterpillar**"), the world's leading manufacturer of construction and mining equipment. Caterpillar brands the asset-tracking units as the Product Link PL102C as an after-market product to enable equipment owners and insurers to accurately monitor their assets' movements and engine running hours.

On June 22, 2004, we announced that we had received purchase orders totaling $18 million from Brightstar for CSI's TDMA-based desktop cellular telephone known as the Motorola FX800t.

On June 30, 2004, we announced the introduction of GPSteer – a CSI-branded, auto-steering system for tractors and other self-propelled agricultural equipment. GPSteer is marketed globally through our distribution partners to end-users, farm equipment manufacturers and guidance system integrators.

On July 6, 2004, we announced we received $15 million of purchase orders from RHS for the Outback S®, Outback 360® and Outback eDrive®-branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

On July 15, 2004, we announced that we established a supply and product-development relationship with DICKEY-john Corporation, a leading manufacturer of electronic equipment for the agricultural and public works sectors, with customers on six continents.

On September 8, 2004, we announced that we received a $5.7-million purchase order from Brightstar for our new 400 Series desktop cellular telephone model that employs GSM technology.

On October 4, 2004, we announced that our Fleet-Link™ asset-tracking product was being shipped to application service providers, OEMs and other customers. Fleet-Link™ is a self-powered asset-tracking product to remotely monitor and manage truck trailers, freight containers and other mobile assets from a central command centre. On October 14, 2004, we announced we had received an $8.3-million purchase order from Brightstar for our Motorola FX800t.

On October 26, 2004, we announced that we had achieved an important corporate milestone by shipping our 500,000th wireless device.

Anticipated Changes in the Business

In accordance with our business strategy, we will continue to pursue cost-effective and timely strategic investments, acquisitions and partnerships that will improve our competitive position.

RECENT DEVELOPMENTS

On March 28, 2005, we announced that we entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. for a "bought deal" underwritten private placement financing of 3.2 million Common Shares at $3.75 per Common Share for gross proceeds of $12 million. The offering is scheduled to close April 19, 2005. Pursuant to the offering, the Underwriters have the option of purchasing up to an additional 800,000 common shares under identical terms. The net proceeds will be used for general corporate purposes, including acquisitions or investments in new technologies, products or businesses that are complementary or related to our current business.

DESCRIPTION OF OUR BUSINESS

This section discusses the major events or conditions that have influenced the general development of the Corporation over the last three completed financial years, as applicable, including significant acquisitions and dispositions that have occurred.

WIRELESS BUSINESS UNIT

General

Through our Wireless Unit, we design, manufacture and market cost-effective Wireless products for mobile and fixed applications in commercial and consumer markets. "**Wireless**" refers to radio-based systems that allow transmission of telephone and/or data signals through the air without a physical connection, such as a metal wire or fiber optic cable. Through CSI Wireless LLC, and its predecessor, Wireless Link Corporation, we have been developing wireless technology and products since 1987 and have created an extensive portfolio of intellectual property that enables us to develop products that operate on a variety of wireless platforms. Our desktop cellular telephone product line is focused on markets where wireless products can compete effectively against conventional wire-line products, particularly in developing countries that lack sufficient wired infrastructure. In the telematics product line, our Asset-Link™ and Fleet-Link™ product lines offer solutions for remote asset tracking, safety and security and fleet management. All of these products are positioned to provide one of the few solutions in the industry that use chipset-level designs and the associated depth of technology, working in both analog and digital standards that enable us to significantly differentiate our product offering.

Industry Background and Trends

The worldwide wireless communications industry has seen significant year-over-year growth, with 1,688,200 cellular subscribers at the end of 2004, or 23.4% more than the 1,368,600 subscribers recorded a year earlier, says the GSM Association (GSMA website: http://www.gsmworld.com/news/statistics/pdf/gsma_stats_q4_04.pdf (hereinafter "GSMA website")). This growth has occurred as a result of declining cost, broadening network coverage, expanding product features and improved reliability. While the majority of wireless use has been voice-based, the transmission of wireless data for commercial and consumer applications is beginning to enjoy significant growth. The industry remains in transition as digital 2.5 generation networks begin to reach the major metropolitan markets, and initial market trials of 3rd generation wireless protocols are in process. In rural areas, the traditional analog (or AMPS) cellular standard remains the primary means of wireless connectivity. Providing ubiquitous nation-wide digital coverage will not likely be possible for several years, and therefore companies like CSI Wireless that produce multi-mode (analog and digital) hardware continue to enjoy an advantage for mobile markets. The telematics market growth to date has been based primarily on analog cellular products, and as a result, there is a large opportunity to not only provide OEMs with a transition to digital technology, but to also address the estimated emerging opportunity for the retrofit of commercial and consumer vehicles currently utilizing analog devices.

Wireless Communications Technologies

The wireless voice and data communications industry is comprised of several technologies.

First Generation Technologies - Analog Circuit-Switched. The Advanced Mobile Phone Service ("**AMPS**") is a circuit-switched, analog wireless technology and is currently the most widely used North American wireless technology due to its broad geographic coverage. AMPS operates using Frequency Division Multiple Access ("**FDMA**") that assigns each user a unique frequency channel for the duration of his or her telephone conversation. Because there are a limited number of frequency channels available in a given cellular area, AMPS telephone networks have a limited capacity that can result in loss of service in high-usage areas. This and other factors mean that AMPS is being gradually phased out in favour of digital/PCS (Personal Communication Systems) services. However, the phase-out is occurring very slowly because there is such a large AMPS infrastructure and large base of installed AMPS-capable equipment that must be replaced. In many areas, AMPS is still the only available wireless service where population densities are too low to merit the cost of upgrading to digital networks. The U.S Federal Communications Commission has released the network licensees of their obligation to continue providing AMPS service beyond 2008, but there are many reasons to assume AMPS services will continue to operate after that.

At CSI, we take our lead from the wireless carriers, and they are generally discouraging or refusing new activations on the AMPS and CDPD services while continuing to support legacy customers and applications. Therefore, we continue to see a demand for products operating on the AMPS network, and will continue to support our customers with products as long as the demand is sustained. However, at the same time that we offer an AMPS product, we will offer a similar product that is approved for operation on GSM networks for those customers wishing to transition to a digital/PCS technology.

*Second-Generation ("**2G**") Technologies - Digital Circuit-Switched.* Since the early 1990s, digital techniques that convert analog voice signals into digital data for transmission have been developed to improve the efficiency, security and reliability of wireless transmission, and to enable advanced services such as text messaging. These technologies are used in conjunction with FDMA circuit-switched technology and increase capacity by sharing the frequency channels between users.

Time Division Multiple Access ("**TDMA**") is a 2G digital wireless technology that increases the number of potential users in an area by assigning each user a specific timeslot on a common frequency channel, thereby enabling up to eight users to transmit on the same channel. TDMA has had pre-eminence in the Western Hemisphere with more than 48% of the geographic markets covered. However, many TDMA operators are converting their networks to GSM technology, which dominates the global market. Globally, TDMA subscribers totalled 93,700,000 at the end of 2004, compared with 109,100,000 at the end of 2003. TDMA's proportion of total worldwide cellular subscribers decreased to 5.5% at the end of 2004 from 8% in 2003 (GSMA website).

The Global System for Mobile communications ("**GSM**"), established in Europe, is the international standard and world leader in 2G digital wireless transmission. GSM claims approximately 75% of the global digital wireless market, with 1,266,400,000 subscribers at the end of 2004, compared to 991,700,000 subscribers at the end of 2003 (GSMA website). This represents an increase of 27.7%. Many carriers have announced plans to convert their networks to GSM in coming years. Therefore, these subscriber numbers are expected to continue increasing.

Code Division Multiple Access ("**CDMA**") is a 2G digital technology that splits wireless signals into pieces that are tagged with a user's code. These pieces are spread over several frequencies and are reassembled at the receiver. Like TDMA and GSM, CDMA permits a much more comprehensive use of the available frequency channels. CDMA subscribers represent about 14% of worldwide cellular subscribers, with a global subscriber base of 236,300,000 at the end of 2004, compared to 186,700,000 at the end of 2003, meaning a 26.6% year-over-year increase. (GSMA website).

Control Channel Technology. Control channels are digital channels that are used by the cellular networks for the transmission of information related to call initiations between cellular systems and cellular customers. Once a cellular call is initiated, the message in handed over to a voice channel by the network, leaving this channel bandwidth available for other data applications. Some cellular service providers are utilizing these control channels to send small data messages (packets) over existing cellular networks and provide reliable transmission technique for applications that require lower data rate communications such as fixed telemetry (a wireless system for the transmission of data (either digital or analog) for remote monitoring) and fleet management. Control channel data, implemented primarily only on analog systems (AMPS) wireless networks, is starting to migrate to the digital networks. This rollout is being conducted primarily on CDMA networks, with a GSM deployment expected to follow shortly. Cellemetry LLC and Aeris Communications, Inc. ("Aeris") are the exclusive operators of control channel services on analog networks in both North and South America.

Second-Generation ("2G")Technologies – Digital Packet-Switched. Circuit-switched wireless networks require that users be assigned a frequency channel and maintain the connection throughout the conversation, after which time the connection is terminated. Users are charged based on the total connection time. Using "packet-switched" technologies, cellular users remain connected to the wireless network without having a channel assigned unless data is being transferred. Therefore, cost is based only on the data transferred, not the time connected. This is accomplished because data is accumulated in "packets" and sent in short bursts, enabling a very efficient utilization of available voice channel bandwidth. Relative to circuit-switched technologies, these technologies result in significant improvements in technical and economic performance.

Third Generation ("3G") Technologies. Also referred to as 2.5G and 3G, these higher-speed data networks coexist with digital voice services. In the GSM world, these data services are called GPRS (General Packet Radio Service), which is 2.5G, and the higher-speed version known as Enhanced Data Rates for Global Evolution ("**EDGE**") that is 3G. In the CDMA world, these data services are known as 1X or 1XRTT as 2.5G technology and EV-DO as the higher-speed 3G upgrade. Most North American cellular carriers have deployed their 2.5G networks in major population centres, while continuing to depend on AMPS in rural areas until more capital investment can be justified. In certain key markets, some carriers have 3G upgrades in place, but the full deployment of 2.5G and 3G networks across all markets is expected to take several more years. These higher bandwidth data networks are enabling the development of new applications.

The ultimate transition to 3G technologies will require not only additional hardware and infrastructure investment, but additional spectrum. Since the U.S. has not yet fully auctioned its 3G spectrum, the timeline for widespread 3G deployment in the U.S. remains uncertain. Some carriers in Europe that paid large amounts for European 3G spectrum are petitioning governments for partial refunds, based on worldwide delays in the deployment of 3G networks. As a result, and due to other factors, most analysts don't expect widespread deployment of 3G technologies for several more years. Notwithstanding these delays, 3G technologies, when they do become wide available, will provide data transmission rates that will enable a much broader range of applications.

Wireless Data Applications Markets

Historically, the success of the wireless data transmission applications, such as those used in the automotive telematics and asset management markets, has been restricted by several factors including the high cost of wireless service and hardware, a lack of ubiquitous and reliable coverage, and business processes and systems that did not support the implementation of wireless technologies. However, recent developments in the industry have begun to mitigate these issues:

- *Broad coverage* – The growth in wireless networks has resulted in full coverage of North America through a variety of service providers and technologies.

- *Wireless service cost improvements* – The increase in the number of cellular subscribers has resulted in a reduction in cost associated with wireless service. In addition to reductions in the cost of voice networks, data services such as those offered by Aeris, Cellemetry, digital SMS messaging and the introduction of new data services like GPRS, 1XRTT, and EDGE, are reducing the cost of service for data applications.

- *Wireless hardware cost reductions* – New technology and an expanding user base are resulting in a continuing reduction in the cost of wireless hardware.

- *Increasing data transmission rates* – Emerging technologies, such as GPRS, 1XRTT and EDGE, are increasing data transmission rates and improving the effectiveness of many wireless data applications.

- *Systems Integrators* – Systems integrators and application service providers are developing services that simplify the implementation of wireless data applications across the wireless vertical markets.

- *Early entrants* – Early adopters of wireless data applications, such as utility companies and public safety organizations, are demonstrating that existing products and services can be adopted to wireless efficiently and effectively, and result in significant operating advantages.

Due to improvements in the environment for wireless communications, numerous applications are being identified and pursued by product manufacturers, wireless networks, systems integrators, ASPs and end users. These include applications in the following vertical markets.

Desktop Cellular Telephones. Desktop cellular telephones use wireless technologies to provide voice and data communication services to residential or business customers rather than connecting the customers to networks using copper wire. Typically, desktop cellular phones have been seen as a solution to reduce the infrastructure costs associated with providing widespread telecommunications in developing countries. Our phones are designed for this application, which is becoming increasingly prominent worldwide.

The significant advances of wireless technologies and of systems supporting wireless commercial and consumer applications have resulted in the installation of infrastructure and dramatic growth in wireless data applications. The installation of infrastructure is expected to continue at a significant pace, as emerging technologies come into play and as hardware manufacturers and systems integrators continue to develop applications that result in effective and efficient products that streamline activities for businesses and individuals.

Telematics. Telematics, a term originally coined by Mercedes Benz, refers to in-vehicle communications of data and/or voice to provide roadside assistance, security, location-based connectivity or other driver and passenger needs. Examples include an automatic call for emergency assistance (including precise location information) if an airbag is deployed; the ability to have a wireless hands-free conversation with a call centre following an accident; and the ability of a remote call centre to open car doors when keys have been locked in a car. Total telematics revenues, including consumer and commercial markets, as well as hardware and services, will exceed US$6.5 billion by 2008, compared with US$5.6 billion in 2003 (Wireless World Forum website: http://www.w2forum.com/item/telematics_market_reach_65_bn_2008).

Fleet and Asset Management. Businesses that employ large or high-value mobile fleets such as taxis, rental cars, transport trailers, heavy equipment, agricultural equipment, armoured cars and delivery trucks often bear unnecessary costs due to a lack of information regarding the location and operation of their fleets. By having complete location and other operating information, efficiency can be improved by optimizing fleet utilization, freeing up operating capital, reducing operating costs and improving customer service. In addition to operating improvements, losses can be reduced from theft of both vehicles and

cargo, electronic "geo-fences" can be defined (venturing outside them prompts a wireless alert), and operating performance can be monitored.

The CSI Wireless Solution

We design, manufacture and market cost-effective desktop cellular telephony and telematics and products for fixed and mobile applications in commercial and consumer markets. Our technology portfolio includes a wide variety of wireless protocols that enable a range of solutions dependent on business and personal needs. The following characteristics describe the competitive advantages associated with our products.

Breadth of Proprietary Wireless Technologies. We have been a pioneer in wireless communications technologies since 1987 and have developed a proprietary portfolio of wireless technologies that serve a wide range of applications. The technologies incorporated into our products enable customers to select the product most appropriate for the needs of their specific application with respect to data rate, frequency of messages, geographic coverage, cost and other factors.

Here is our existing wireless technology portfolio:

Air Interface	Network	Status
AMPS	AMPS Cellular	In Production
Aeris MicroBurst	AMPS Cellular Control Channel	In Production
TDMA	TDMA	In Production
GSM	GSM, GPRS	In Production
ReFLEX Paging	ReFLEX Paging	In Development

We will continue to incorporate appropriate emerging wireless standards into our products as the respective networks become available on a broad basis. Our strategy includes integration of GPS technology with all of the protocols listed above. The wireless technology roadmap that we plan to follow at this time is:

Planned Release	Wireless Technology
Q3 2005	ReFLEX
2006	EDGE
2006	Global UMTS* (WCDMA)

*Universal Mobile Telecommunications Services, the European term for wireless systems based on the IMT-2000 standard

Proprietary Positioning Technologies. We have been a leader in designing high-accuracy positioning technologies since 1990, and are one of only a few companies competing in wireless location markets while owning both wireless and positioning technologies. We have a proprietary portfolio of technology related to GPS, Differential GPS and antenna technologies. These technologies are an important component of devices that access wireless vertical markets requiring wireless location solutions.

Strong Partnerships in the Desktop Cellular Market. We have established and continue to develop two very strong relationships for our desktop cellular telephones. We have a strategic relationship with Brightstar, a Motorola licensee and one of the leading distributors of wireless products in Latin America. Through Brightstar, we have also developed a relationship with Motorola. Our primary desktop wireless phone is the Motorola-branded FX800t. In 2003, we expanded our relationship with Brightstar with an

agreement to develop a GSM-based desktop cellular phone for global sale. In September 2004, we received an initial US$5.7-million purchase order for the new GSM phone, and began delivering units the following month. Through our relationship with Brightstar, we have strong opportunities to sell products in Latin America and overseas markets. Through our relationship with Motorola, we have access to a recognized brand for wireless products, and have also has benefited from Motorola's strength in product quality, manufacturing and global presence.

Price. While we use an external manufacturing partner to achieve low wireless product manufacturing costs and high quality, our proprietary radio and GPS designs, and radio and GPS design capabilities, provide us with a cost advantage over many of our competitors. In addition, we have focused on reducing the costs of customer applications. For example, we have incorporated control channel technologies into our products to provide a low-cost alternative to customers requiring low-data-rate transmission capabilities.

Telematics Market & Application Knowledge. We are a pioneer in the after-market telematics and mobile resource management field. Through our work in telematics and mobile resource management, we have developed a strong understanding of market needs, applications, and the required elements to deliver end-customer solutions. Having delivered several solutions into various verticals in these markets, CSI is uniquely positioned to help many of the new solutions providers succeed in addressing their target markets.

Ease of Use. Our products are designed for ease of use and to enable customers to customize each product to address specific application or vertical market requirements. We offer our customers several unique features including: a customizable human-to-machine interface on our desktop cellular phones; a customer configurable application layer; a developer's kit and software tools that support the integration of the product into the customers systems; a unique protocol for communication with telematics devices designed specifically to work with cellular networks; and a series of alternate installation tools to simplify the overall installation process. In addition, our products are designed to be scalable, allowing for future functionality consistent with customer and application need, yet providing manufacturing efficiencies through economies of scale. We also offer out-of-box solutions, with our desktop cellular telephones being an example.

Quality. Our products are engineered to high standards and subjected to extensive testing. The Wireless Unit has adopted an external manufacturing strategy and has established relationships with large manufacturing companies that meet the world's highest quality standards (including ISO 9000 Certification).

Business Strategy

Our objective for the Wireless Unit is to be a leading global provider of wireless communications devices in the desktop cellular telephone and telematics markets. Key elements in our wireless business strategy include:

Expand Technology Portfolio. Our research and development capabilities have been and will continue to be our key driver of success in the rapidly evolving wireless markets. We intend to continue expanding our technology offerings by developing our wireless and positioning technology portfolios and by implementing strategies to protect our proprietary technology.

Implement Disciplined Product Development. Formal product development processes are necessary to ensure we develop the right products on time, on budget and on schedule. These processes link the following activities:

- Business Development (Ideas Inventory, Opportunities Identification)
- Product Management (Business Case, Marketing Specifications, Complete Product Life Cycle Management, Communications, Reporting, Beta Testing)

- Program Management (Engineering Project Management, Design Verification Testing)
- Production Management (Design for Manufacturability, Design for Test, Materials Optimization, Product on Planning)
- Product Termination Management

Diversify Markets. Recent history has shown that new markets for technology advance at varying rates, based on many factors that are difficult to predict. In the near term, we intend to target the following vertical markets to which we will supply relevant hardware solutions:

- Desktop Cellular Telephones
- Consumer Telematics in niche verticals
- Safety & Security Telematics
- Fleet and Asset Management

In addition to diversifying its market verticals, we are also focused on diversifying our customers and the regional markets into which our products are sold.

Develop Multi-Market Multi-Protocol Products. We are developing products that incorporate a variety of wireless communications technologies to serve different vertical markets and customer needs.

Expand and Develop Strategic Relationships. The wireless communications industry environment is extensive, competitive and rapidly changing. We believe that in this environment, it is critical to develop and maintain strategic relationships with suppliers, communications network suppliers, systems integrators, original equipment manufacturers, and industry associations. These relationships provide us with access to broad distribution channels, new sales opportunities, technology insights and market intelligence.

Broaden Procurement Power. The wireless communications hardware industry has been faced – and, in our opinion, will continue to face – components shortages due to the dramatic growth in demand for wireless products. We are developing and implementing strategic procurement strategies to enhance our purchasing power.

Enhance Manufacturing Quality and Capacity. The Wireless Unit has adopted an External Manufacturing ("EM") strategy to focus our capital on the development of technology and products designed to achieve our business strategy. The Corporation has established relationships with EM companies designed to ensure that CSI products are of high quality, and that extra capacity is available to expand production in the face of expanding market opportunities.

Pursue Focused Acquisitions. Where appropriate, we will supplement internal growth and technology development with acquisitions when such acquisitions are viewed by management as assisting in the acceleration of the achievement of the Corporation's business strategy.

Invest in Intellectual Capital. We believe that employees at all levels of the organization have been and will continue to be the key factor in achieving our objectives. Therefore, we will continue to place a high priority on our intellectual capital.

Products

We use the communications technology we design to build wireless products that enable commercial and individual users to communicate and to maintain contact with each other and with stationary or mobile assets.

Desktop Cellular Telephones – These phones resemble traditional desktop or wall-mounted phones but communicate wirelessly – using cellular networks rather than linking to traditional copper wire telephone networks. Today, they are used primarily in rural areas and developing countries where current landline

systems are unavailable or inadequate. In developing countries, wireless local loop telephone systems often represent the fastest and most cost-effective method of providing basic telecommunications services.

We have three desktop cellular phone product lines:

- the Motorola FX800t, or 300 Series, marketed exclusively through Brightstar Corporation. It features TDMA cellular technology that is very popular in the Americas. CSI introduced a cost-reduced version in 2004.
- the 400 Series, including a Motorola-branded version know as the Motorola FX1900xg, that features GSM cellular technology that is very popular worldwide
- the 410 Series that features GSM technology for voice and data transmissions, and GPRS (General Packet Radio Service) technology for email and Internet access

Asset-Link™. Our Asset-Link™ product line uses public wireless networks to give enterprise management real-time visibility to infrastructure, vehicles, cargo and people. The Asset-Link™ product line is a technologically integrated solution for mobile asset management that combines cellular connectivity, GPS, and embedded intelligence to collect, process and deliver business information. Customers use Asset-Link™ for automotive telematics, safety and security applications, fleet management and asset management applications such as truck and trailer fleets, heavy equipment and automobile rentals.

Fleet-Link™ – An extension of CSI's Asset-Link™, Fleet-Link™ is a rugged asset-tracking product designed to remotely monitor and manage untethered tractor trailers, freight containers and other mobile assets from a central command centre. We introduced our first Fleet-Link™ product in 2004. It includes a solar-powered option to enable owners of un-tethered truck trailers to continue receiving location coordinates almost indefinitely. The product communicates using the low-cost Microburst® cellular network, developed by Aeris, which provides seamless coverage throughout North America. We are also developing other Fleet-Link™ models for markets outside North America.

Location-Tag™. Our newest telematics product line, scheduled for introduction by mid 2005, is Location-Tag™. It is a portable, small, low-cost, battery-operated device that can be easily tracked via the Internet. Location Tag™ will employ ReFLEX wireless paging technology (for example, the USA Mobility network in the U.S. and PageNet network in Canada), as well as highly sensitive GPS technology for strong location performance in challenging environments.

Here are the key elements of the Wireless Unit product line:

Product	Applications	Technology	Status
Desktop Cellular Phones	Wireless telephone delivery to residential and commercial locations		
Motorola FX800t		TDMA	In Production
400 Series/Motorola FX1900xg		GSM	In Production
410 Series		GSM/GPRS	In Production

Product	Applications	Technology	Status
Asset-Link™	Safety and Security Fleet Management Telematics	MicroBurst™/GPS AMPS/GPS AMPS/GSM/GPS	In Production In Production In Production
Fleet-Link™	Trailer Tracking Fleet Management	MicroBurst™/GPS AMPS/GSM/GPS	In production In Development
Location-Tag™	Asset Tracking	ReFLEX paging	In Development

Research and Product Development

The primary objective of our engineering group is to deliver new products and support current technologies while progressing along our technology roadmap. Opportunities with low strategic or economic value will not be pursued.

Current Activities

Telephony: We are developing a growing variety of desktop cellular telephones – involving TDMA, GSM, GPRS, SMS and other wireless technologies – for worldwide markets. We introduced two new phones – one GSM-capable, and the other GSM-GPRS-capable – in early 2005.

Telematics: We have targeted major application service providers who service the key telematics market segments including fleet management, stolen car recovery, consumer telematics, delivery and service vehicles, and construction/agricultural equipment. We are developing a family of low-cost, high-performance products for this market.

We are developing a GSM-based Asset-Link™ product to address the needs of these application/telematics service providers' international partners, as well as the digital product needs of North American customers. We believe that by offering these companies a single protocol (Asset-Link™ PDI-Packet Data Interface) that operates over the AMPS and GSM cellular networks in the U.S. and that will also operate over the world's GSM networks, the usefulness of our products to multi-national customers will be greatly enhanced.

The Wireless Unit is developing a very compact Location-Tag™ tracking product that utilizes ReFLEX paging technology and assisted GPS.

Marketing, Sales and Distribution

The Wireless Unit usually does not distribute its products directly to end-users. Rather, we have adopted a strategy of distributing our products through major OEMs, system integrators and service providers. OEMs typically integrate our products into their own products and supply value-added services to end-users through their own firmly established dealer and parts distribution networks. System integrators and service providers usually provide end-to-end solutions directly to the end-user by reselling our products and value-added services to specific vertical markets (e.g. Datacom and PeopleNet).

We implemented a comprehensive Channel Partner Program in 2001 to expand our relationships with significant customers and to improve the discipline with which we manage customer relationships. Since then, we have expanded the program by offering Product Training classes and Development Kits, as part of a focused effort to establish CSI as the hardware supplier of choice with telematics market-makers.

We have developed relationships with distribution partners that we believe are or will become key market leaders in their chosen verticals. These manufacturers, systems integrators and service providers

integrated CSI Wireless' PDI protocol into their customer solutions. All of these partners will be encouraged to sign up as channel partners and receive marketing assistance, training, applications engineering support and sales leads in return. We have several companies signed up for our channel partner program to ensure that we provide maximum support to the market-makers, and to enhance our ability to distribute far more product through our partners than we do directly to end-users.

The Wireless Unit sells its products primarily to customers in the Americas. However, overseas sales will expand now that GSM-based desktop cellular telephones have been introduced, and development is continuing on GSM-based telematics products. Of the Wireless Unit's sales in 2004, 95.0% (91.0% in 2003) were to US customers (including Brightstar), 4.9% (8.0% in 2003) were in Canada, and 0.1% (1.0% in 2003) were in other countries.

Customers

Here is a representative selection of our Wireless Unit customers:

Original Equipment Manufacturers	System Integrators/Service Providers	Distributors (Branding)
PeopleNet Communications Corp.	Datacom Wireless Corporation	Directed Electronics (Viper, Clifford)
	Fleetboss GPS Solutions Inc.	Brightstar Corporation (Motorola)
	Aercomtec	

Many of the manufacturers that buy our products are their own systems integrators. They employ our products and software to build solutions for their customers. For example, Datacom Wireless Corporation takes our Asset-Link™ 100 and builds it into Datacom's MOBILUS vehicle tracking service, primarily to recover stolen vehicles on behalf of insurance companies. And, for example, Fleetboss Global Positioning System Solutions Inc. uses the Asset-Link 200 as the core hardware for Fleetboss' systems for monitoring fleet vehicles.

Companies that distribute our products include Brightstar Corporation, a Motorola licensee that distributes our desktop cellular telephones, and Directed Electronics, which uses our Asset-Link™ hardware as the core technology for Directed's line of vehicle tracking – available under the company's popular Viper, Clifford, Python and Automate brands.

Competition

We view our primary competitors by wireless product line as:

Product	Key Competitors
Asset-Link™ / Fleet-Link™	Motorola, Inc. Trimble Navigation Limited Aercept WebTech Wireless
Desktop Cellular Telephones	Telular LG Axesstel, Inc. Curitel Pantech

Manufacturing

We out-source most of our wireless device manufacturing to partners in Mexico and China. By out-sourcing manufacturing activities, we benefit by:

- enabling ourselves to focus on our core competencies including research & development and sales & marketing;
- gaining access to the latest equipment, process knowledge and manufacturing expertise without making capital investment in facility costs;
- realizing significant financial benefits through high efficiency and superior capital utilization, using a business model that leverages these resources among multiple customers;
- capturing the lowest total component costs through global volume purchasing programs; and
- producing high-quality products in a ISO-registered facility.

We believe the drivers of success in manufacturing include:

1. Quality Systems

   (a) Component engineering and standardization
   (b) Document control
   (c) Engineering change ("EC") management
   (d) Quality audits

2. Time to Market

   (a) New Product Introduction ("NPI") programs and reviews
   (b) Flexibility in design change and product enhancements
   (c) Responsiveness to customer requirements and market demand

3. Product Cost Reduction

   (a) Design cost reductions
   (b) Supply chain programs and vendor cost-reduction programs/negotiation
   (c) Component selection at the design level

Facilities

The Wireless Unit currently occupies space in our Calgary facilities and also leases approximately 7,000 square feet of space in Milpitas, California. A significant component of the unit's research and development activities are located in Milpitas.

Personnel

At March 15, 2005, the Wireless Unit had 53 employees in total, with 30 in Research and Development (18 in Calgary and 12 in Milpitas), 13 in Sales and Marketing (10 in Calgary and 3 in Milpitas), 8 in Operations (8 in Calgary and none in Milpitas) and 2 in Finance and Administration (1 in Calgary and one in Milpitas).

GPS BUSINESS UNIT

General

Through our GPS Unit, we design, manufacture and market precision GPS positioning products for multiple markets including guidance for agriculture (both aerial and ground applications), guidance for marine and geographic information systems, mapping and surveying. Our products include aerial and ground guidance systems, high-accuracy DGPS receivers, autonomous GPS receivers, OEM engines (PCB-based GPS and DGPS sensors), and GPS and DGPS antennas.

Industry Background

The Global Positioning System

The United States' Department of Defence ("DoD") operates a reliable, 24-hour-per-day, all-weather Global Positioning System (GPS). This system consists of ground control facilities and a constellation of 24 satellites (plus active spares) orbiting the Earth at an altitude of approximately 22,000 km.

How GPS Works. GPS satellites transmit coded information to users at band frequencies (1.575 GHz) that enable user equipment to calculate a range to each satellite. GPS is a timing system; that is, ranges are calculated by timing how long it takes for the GPS signal to reach the user's GPS antenna. The GPS receiver calculates the range by referencing the time of transit of the signal to the speed of light.

To calculate a geographic position, the GPS receiver uses a complex algorithm incorporating satellite coordinates and ranges to each satellite. Reception of any four or more of these signals enables a GPS receiver to compute three-dimensional coordinates. Tracking of only three satellites reduces the position fix to two-dimensional coordinates (horizontal with fixed vertical). The GPS receiver calculates its position with respect to the phase centre of the GPS antenna.

GPS Services. The positioning accuracy offered by GPS varies depending upon the type of service and equipment available. For security reasons, two GPS services exist: the Standard Positioning Service (SPS) and the Precise Positioning Service (PPS). The U.S. DoD reserves the PPS for use by its personnel and authorized partners. The SPS is provided free of charge, worldwide, to all civilian users.

In order to maintain a strategic advantage, the U.S. DoD used to artificially degrade the performance of the SPS so the positioning accuracy was limited to 100 metres 95% of the time. This intentional degradation was called Selective Availability. On May 1, 2000, Selective Availability was reduced to zero, effectively turning off the degradation. The intent, which has proven to be quite successful, was to stimulate the development of applications that utilize GPS technology, together with the related social and economic benefits.

With Selective Availability effectively turned off, autonomous GPS is able to achieve a horizontal accuracy of about 10 meters, with 95% confidence.

Differential GPS

The purpose of Differential GPS (DGPS) is to remove the effects of ionospheric errors, timing errors, and satellite orbit errors, with the goal of enhancing GPS system integrity and position accuracy. Prior to May 1, 2000, DGPS also reduced the impact of SA.

How it Works. DGPS involves setting up a reference GPS receiver system at a point of known coordinates. This receiver makes distance measurements, in real-time, to each of the GPS satellites, which include any errors present in the system. The base station receiver calculates what the true range should be without errors, knowing its own coordinates and those of each satellite. The difference between

the known and measured range to each satellite is the range error. This error is the amount that must be removed from each satellite distance measurement to correct for errors present in the system.

Real-Time DGPS. To correct for system errors in real-time, the GPS base station transmits the range error corrections to remote receivers using wireless communications. The remote receiver corrects its satellite range measurements using these Differential corrections, providing a more accurate position. This approach is the predominant DGPS strategy used for real-time applications.

Positioning using corrections generated by DGPS radio beacons provides a horizontal accuracy of 1 to 5 meters with 95% confidence. Positioning using corrections generated by Wide Area Augmentation Systems (WAAS) or other L-Band subscription-based Differential networks provides a horizontal accuracy of 1 meter or better with 95% confidence. CSI's GPS technology for our SLX and SX products is capable of centimetre-level accuracy with a short-range (1 to 10 km) base station and radio link.

Differential GPS Services

We offer receiver equipment that is compatible with the three main Differential correction services: beacon DGPS, L-band satellite DGPS, and Space Based Augmentation Systems (SBAS).

Beacon DGPS. Many marine authorities around the world have installed networks of medium-frequency (283.5 to 325 kHz) beacons that broadcast free GPS correction information to users. When in range of a beacon, these signals may be used to Differentially correct a GPS position. The achievable accuracy depends on the sophistication of the GPS receiver used, ranging from 1-to-5-metre accuracy.

An advantage of the free beacon service over satellite-based services is that beacon signals are able to provide excellent coverage around obstacles, similar to how AM radio signals are able to penetrate tree canopy or diffract around obstacles such as buildings and other structures. The disadvantages include beacon GPS's susceptibility to noise interference by man-made equipment and the decreasing applicability of correction information as users move away from the base station.

L-Band DGPS. Currently, a number of private organizations provide Differential corrections to the positioning industry by transmitting correction data via an L-band communication satellite. They include the OmniSTAR and Veripos systems. They provide almost worldwide signal coverage, and require users to pay subscription fees.

Because L-band DGPS features networks of reference stations to provide correction information throughout the coverage regions, the correction data is optimized so it does not degrade as readily as single reference station services, such as beacon DGPS. This results in improved consistency of performance as compared to conventional services, which improves the confidence of system users. Although the performance of L-band systems is more consistent than single base station systems, the overall accuracy provided is similar.

Because these services broadcast in the L-band, similar to GPS, they are line-of-sight signals. The satellite must be in view of the antenna at all times or acquisition may be lost.

Space Based Augmentation Systems. The most notable Space Based Augmentation System (SBAS) is the US Federal Aviation Administration's Wide Area Augmentation System (WAAS). Others include Europe's EGNOS (European Geostationary Overlay System) and Japan's MSAS (MTSAT Satellite-based Augmentation System). They are similar to OmniSTAR in that they use satellite transponders to relay correction information back to Earth.

These free-of-charge SBAS systems have been developed primarily for aviation navigation. They use a different methodology for correcting GPS errors than beacon or L-band services. Instead of attempting to solve for the sum of errors as observed by measurements to each satellite, SBAS attempt to solve for each error separately. The advantage of this approach is that if the errors – including satellite orbit, clock,

and ionospheric errors – can be determined separately, a more consistent level of accuracy can be achieved in comparison to range measurement methods. Even though the elegance of this correction technique will likely improve the consistency of accuracy further over L-band services, it will provide a similar level of overall accuracy when compared to beacon and L-Band services.

Another benefit of SBAS is that their signals are broadcast at the same frequency as GPS, enabling suitably designed GPS receiver systems to track both GPS and WAAS. This reduces overall system costs, compared to requiring a separate Differential receiver for beacon or for L-band. However, a drawback of transmitting data at the GPS frequency is that the signal is line-of-sight – increasing the potential for signal loss.

WAAS provides excellent coverage of most of the United States, southern Canada and Mexico. The WAAS system is also being upgraded (additional reference stations, satellites, etc.) over the next few years to expand coverage and ensure that it is even more accurate. SBAS coverage over other regions of the world is the responsibility of respective regional authorities. The overall goal of SBAS is to develop an interoperable GPS augmentation system covering the majority of air traffic routes. It is likely that this will ultimately provide coverage to the majority of the world.

The CSI Wireless Solution

We have been a leader in the design and manufacture of competitive, high-accuracy, cost-effective GPS positioning devices since 1990. The following characteristics describe the competitive advantages associated with our GPS products.

Technology. Our technology portfolio has been expanded beyond Differential GPS technology through development and strategic acquisitions. Today, the technology portfolio includes strong proprietary technology in GPS, DGPS and guidance. The GPS Engineering team has become known in the industry for innovation and creativity as a result of achievements such as:

- We were the first company to successfully bring a combination GPS/beacon receiver module to market with a competitive price and a compact form-factor.
- We developed an AM/FM beacon antenna coupler that uses the existing AM/FM vehicle antenna for supply of the beacon signal to the beacon receiver.
- We developed a high-quality beacon receiver design that provides superior immunity to man-made noise, resulting in high performance under noisy conditions.
- The SLX-2 and SX1 modules provide sub-5 cm accuracy positioning for advanced applications by incorporating Real-Time Kinematics ("**RTK**") technology.
- Cost reductions have been continually achieved through initiatives such as combining GPS and Differential receivers in a single module to share common resources, and the design of integrated antennas.
- We have developed a GPS heading system that combines two GPS receivers and two antennas into a single enclosure to provide heading information to within a half-degree accuracy.

Range of Options. Our DGPS products are compatible with all three primary sources of Differential corrections currently available: beacon, L-Band and SBAS. This provides customers with the option of selecting the technology that is most compatible with the application while considering several factors including the required precision and cost. To date, none of the DGPS correction sources has proven itself as an industry standard because each has advantages and disadvantages when compared to the others.

Price. The GPS Unit has distinguished itself as a low-cost provider of GPS positioning devices while maintaining a high level of performance, features and quality. We continue to pursue means of reducing the cost of our products to maintain our competitive advantage. For example, we created a high degree of silicon integration between the GPS and DGPS components of several of our products, thereby achieving significant cost savings.

Reliability. Our products are designed to meet very high standards of reliability in a wide range of applications and environments. For example, we have implemented a difficult agricultural standard (EP455) against which to evaluate our products. This will ensure that our products withstand the harshest environments.

Quality. We have selected GPS component suppliers that meet very high standards for quality, and we assemble our GPS products internally – maintaining a high standard of quality control and documentation to ensure continued high-quality products.

Ease of Use. Our products are designed for simple integration with our customers' applications and/or products. In addition, a significant investment is made in customer support to ensure that customers have the resources they need to achieve full benefit from the products. For example, we add and modify software, as required, to permit tailored integration of our products with customer applications.

Business Strategy

Expand Technology Portfolio. The GPS Unit's success in the past has been driven by the ability of the research and development team to develop new positioning technology, respond to environmental and market changes, and apply creativity and innovation in the development of new products that meet the evolving demands of its customers. We intend to continue focusing on technology leadership and innovation.

Optimize Product Cost. We intend to continue to aggressively pursue opportunities to reduce or optimize the cost of our products by balancing functionality, performance and quality with customer needs, and through design and manufacturing improvements.

Expand and Develop Strategic Relationships. We believe that strategic relationships with suppliers, OEMs and other customers enable CSI to realize value from the Corporation's technology while avoiding or reducing the dedication of resources to many areas.

Enhance Manufacturing Quality and Capacity. We have focused on the maintenance of high-quality standards for manufacturing. Time and resource investments in quality development, and design and manufacturing processes, ensure that our products meet customers' functionality, performance and quality requirements.

Pursue Focused Acquisitions. Where appropriate, we intend to supplement internal growth and technology development with acquisitions where this will accelerate the achievement of our business strategy.

Invest in the Corporation's Intellectual Capital. We believe that the employees in all levels of the organization have been, and will continue to be, the key factor in achieving objectives. Therefore, the GPS Unit will continue to place a high priority on its intellectual capital.

Products

Agriculture Guidance Products

Our guidance products for agricultural use include the AirStar M3, LightStar II, CornerPost, GPSteer, and the Outback® line.

The AirStar M3 is a high-performance aerial guidance system, while the LightStar II is a high-performance land-based guidance system. Both are very accurate for spraying, swathing, mapping, yield monitoring and soil sampling.

The CornerPost is for use with our ground-based agricultural guidance systems. Because the CornerPost can achieve one-inch accuracy, it is ideal for precisely spaced row-crops while planting, cultivating, bedding and installing irrigation.

GPSteer is our new hands-free auto-steering system for tractors and other self-propelled agricultural equipment.

Our guidance products for the agriculture industry also include the extremely popular Outback® S, Outback® 360, Outback® Hitch and Outback® eDrive, which are exclusively distributed in the Americas, Europe and Australia by RHS Inc.

The Outback® S features a highly accurate DGPS and Wide Area Augmentation System (WAAS) and L-band receiver. It enables farmers to navigate their fields with minimal overlap, whether in straight lines or contours, in any visibility – including darkness. Eliminating overlap saves enough time, fuel, fertilizer and insecticide that Outback® S purchasers say they typically recoup the costs of their new, easy-to-install-and-operate guidance systems in only 12 to 18 months.

The Outback® 360 is an accessory product to the Outback® S. It is a computerized visual aid system that features a high-resolution colour display that effectively enables farmers to look down from the sky – monitoring the progress of their tractors and farming implements as they move across their fields, while collecting and processing data.

The Outback® Hitch is another accessory product to the Outback® S. It enables the hitch or link between the tractor and the agricultural implement trailing behind to automatically adjust to the left or right. Using the Outback Hitch® keeps implements precisely on track – overcoming the impact of curves, hillsides and inattentive driving.

The Outback eDrive® is another accessory product to the Outback® S. It is a GPS-assisted auto-steering system that, like CSI's GPSteer, enables farmers to drive their tractors and other self-propelled agricultural equipment hands-free, along straight or contoured lines. Both products enable drivers to focus their attention on monitoring sprayers, combines or other equipment to achieve greater efficiency. Another key benefit is the reduction in driver fatigue – enabling the machinery to operate for more hours each day, or through the night if necessary.

Original Equipment Manufacturer ("OEM") Products

CSI Wireless' OEM products, most of which are designed to serve markets other than agriculture, include the SBX-3B, the SLX-2, the SX-1 and the Vector OEM.

The SBX-3B is a Differential beacon engine that augments a separate GPS receiver with free correction signals from beacon stations. The resulting positioning accuracy of the GPS receiver is between one and five metres.

The SLX-2 is a Differential GPS engine equipped to receive additional signals from two global sources – the subscription-based L-band OmniSTAR system, and/or freely available Space Based Augmentation Systems (SBAS) such as the United States' WAAS, Europe's EGNOS, and Japan's MSAS. The SLX-2 features CSI Wireless' unique COAST™ and e-Dif™ technology that enable it – like the SLX-2 – to continue to effectively use out-dated Differentially corrected data for up to 40 minutes without any significant accuracy degradation.

The SX-1 is a very affordable printed circuit board ("**PCB**") module for receiving DGPS and SBAS signals. It features CSI's COAST™ and e-Dif™ technologies and is accurate to less than one metre – making it ideal for applications such agricultural guidance, geographic information systems (GIS) and mapping.

The Vector OEM is a complete GPS compass and positioning system designed primarily for the marine market but also for others such as agricultural guidance and machine control. Its positioning performance is sub-meter 95% of the time when using internal SBAS corrections, optional on-board beacon corrections, or externally input corrections.

GPS Heading Systems

We introduced our Vector line of GPS heading systems in late 2002.

Representing an entirely new core technology for us, the systems enable users to maintain very accurate headings at substantially less than the cost of traditional gyrocompasses. The Vector line incorporates our exclusive COAST™ technology.

The Vector is designed primarily for marine use, while the Vector Sensor is targeted for the rapidly emerging machine control market – including agricultural and heavy construction equipment. These applications depend on very accurate headings.

The Vector is a "smart antenna" system that combines two GPS receivers and two antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station Real-Time Kinematic (RTK) technique, the Vector provides heading information to within half-degree (0.5) accuracy – enough to replace gyrocompasses for many applications at a fraction of the cost. It is capable of receiving accuracy-enhancing data from land-based DGPS beacon stations and from space-based WAAS, EGNOS and MSAS.

The Vector Sensor is similar to the Vector in that its two receivers are housed in a single enclosure. However, each of the Sensor's two antennas is housed in a separate enclosure. Users can increase the distance between the antennas, which then increases heading accuracy. With the antennas two meters apart, the Vector Sensor computes heading information with better than 0.15 degree accuracy, matching or exceeding the accuracy of competitors' products while being significantly more affordable.

Integrated GPS Receivers

Our integrated receivers include the ultra-compact Seres, a combined DGPS/SBAS receiver and antenna system designed to serve several markets including agricultural guidance, GIS and mapping. The Seres features our exclusive COAST™ technology, and is also compatible with CSI's unique e-Dif™ software.

Our other integrated receivers include the DGPS MAX, MBX-3, SLXg3, SLXg3 Combo, and new MiniMAX and PowerMAX. They are intended for a wide variety of applications including marine and land navigation, precision guidance in agriculture, asset-tracking, GIS and mapping. The DGPS MAX, which is CSI's flagship integrated receiver, features beacon, SBAS, OmniSTAR capability, plus COAST™ technology. The MiniMAX features beacon and SBAS capability, and the PowerMAX features beacon, SBAS, OmniSTAR and Bluetooth capability.

GPS Software

We have a growing variety of innovative GPS software products, including several that significantly enhance the location-sensing capabilities of our other products.

Our software includes COAST™, which enables DGPS receivers to use original Differential data for up to 40 minutes without seriously degrading accuracy. COAST™ makes various CSI Wireless receivers less likely than competing products to be affected by trees, buildings and other obstacles that temporarily block Differential signals. COAST™ enables the receivers to "coast" through temporary signal outages with minimum impacts on accuracy. CSI products that incorporate COAST™ include the Seres, SX-1, SLX-2, Vector, Vector Sensor and DGPS MAX.

We also have e-Dif™ or "extended differential" software that enables standard GPS receivers to achieve the much higher accuracy available from DGPS, without any help from accuracy-enhancing differential signals. e-Dif™ enables a standard GPS receiver, capable of only 10-metre or 15-metre accuracy, to internally generate Differential corrections that improve its accuracy to one metre – without the expense or potential uncertainties of Differential signals. e-Dif™ computes corrections that last for as long as 40 minutes, after which the receiver re-computes a fresh set of corrections for another 40 minutes.

e-Dif™ can save customers the cost of subscription fees for DGPS signals in regions such as South America, Africa and Australia where no signals are available for free. Even in North America, where signals are free, e-Dif™ is a valuable back-up against signal outages. And in northern latitudes, including many parts of Canada, e-Dif™ can achieve better accuracy than what is possible using free Differential signals from public satellite networks such as WAAS, or when a receiver is on the fringe of land-based radio beacon networks.

CSI has integrated e-Dif™ software into many of its products including the DGPS MAX, SLX-2, SLXg3, SLXg3 Combo, Seres, AgIQ and Outback™ S.

Research and Product Development

The focus of the GPS Unit's research and development team is on expanding our core GPS positioning and guidance technologies and the development of new products. We believe that research and product development is the primary factor contributing to our success, and the primary barrier to potential competitors' entry into the GPS industry. Accordingly, we intend to continue investing significant resources in research and product development.

OEM Modules. A family of low-cost GPS modules have been completed that incorporate the new Zarlink GPS chip-set. This has reduced costs and improved margins on products using the SLX and SX designs. Work is nearing completion on GPS intellectual property that will permit us to end our dependence on chipset suppliers. This new platform will provide much greater flexibility and performance than what is currently available with the Zarlink chipset.

Integrated Positioning Units. The completion of an integrated beacon receiver and H-field antenna has enabled us to go one step further and create a truly smart antenna that houses high-end GPS and beacon receivers with an H-field beacon antenna and GPS antenna. Additional integrations are planned.

Heading Systems. We have developed and introduced our Vector line of heading systems for marine and other applications. The Vector Sensor is a packaged receiver with remote antennas, and a smart antenna. The remote antennas enable the user increase the separation between them and enhance the system's level of accuracy. The all-in-one Vector has a fixed 0.5-metre distance between the antennas, which provides 1 degree of accuracy 95% of the time.

Precision Guidance Systems. The LightStar II and Satloc M3 guidance systems for agriculture build upon the success of our earlier guidance systems. We have refined designs and manufacturing processes to reduce costs and increase ergonomics, ease of use and overall system functionality. The GPSteer and eDrive™ auto-steering systems are our latest guidance breakthroughs – enabling operators to drive their tractors and other self-propelled agricultural equipment hands-free, on straight or curved rows.

Marketing, Sales and Distribution

We are focused on providing low-cost GPS Guidance technology and products to growing commercial and consumer GPS markets. Our strategy for distribution of our GPS products continues to be through large OEMs and dealer networks with established channels for multi-country distribution. This strategy eliminates the need for us to devote significant resources to developing these distribution channels on our own. As part of its distribution strategy, we have developed strategic relationships with suppliers, OEMs

and distributors that enable us to participate in a broader range of high-growth commercial and consumer GPS-enabled markets.

Our GPS Unit serves global markets. Of its 2004 sales, 76.8% (74.1% in 2003) occurred in the United States, 4.5% (9.8% in 2003) occurred in Europe, 4.6% (5.7% in 2003) occurred in Canada and 14.1% (10.4% in 2003) occurred in other areas of the world.

Our GPS Guidance products currently serve the agriculture, marine, geographic information systems and other markets. Our DGPS products are focused on markets where an accuracy level of five meters or less is required.

Our GPS guidance products provide solutions for agriculture, GIS and mapping applications including ground-based chemical applicators, yield monitoring, soil sampling, crop scouting and other precision farming applications.

From a customer's perspective, the primary benefits provided by DGPS and GPS are more accurate navigation, improvements in productivity and safety, and savings in costs and time. For example, in marine applications our commercial customers typically use our products for accurate navigation – enabling vessels to maintain accurate headings while navigating at substantially less cost than traditional gyrocompasses.

Other examples of the benefits provided by DGPS and GPS are in farming applications. Our guidance products result in savings to users through reduced overlap and reduced driver fatigue. In addition, our products can be used in conjunction with devices that monitor the grain yield on harvesting equipment. This yield monitor constantly records the harvest yield and, in conjunction with a DGPS system, enables yield-by-field location maps which can be used in subsequent years to increase or decrease the type and amount of fertilizers and other additives used. Significant cost savings can be achieved by using these types of precision farming techniques.

Competition

We have competitors in each of our target markets and expect competition to intensify as acceptance and awareness of GPS technology increases. One of our main competitors is Trimble Navigation Limited ("**Trimble**"). Trimble's GPS products currently address the survey and mapping, tracking and communications, navigation, precision agriculture and military systems markets. Other competitors offering products similar to those of CSI include NovAtel Inc., Thales Navigation Inc., Beeline Technologies Inc., and Raven Industries. In addition, the Corporation expects to face competition from new market entrants over time.

We believe the principal competitive factors in the markets we serve include: ease of use, physical characteristics, power consumption, product features (including DGPS), product reliability, price, size of installed base, vendor reputation and financial stability of the vendor. Management believes CSI's products compete favourably with competitors' products on the majority of the foregoing factors. The Corporation recognizes it may be at a competitive disadvantage against companies with greater financial, marketing, service and support and technological resources.

We also face competition from various low-end manufacturers of DGPS receivers. Management believes the Corporation's primary advantage is that its digital-based products are viewed in the marketplace as being more reliable for everyday operation and offering a coverage range that is approximately 100% larger than competing analog-based products.

Manufacturing

We manufacture and populate all printed circuit boards and complete the final assembly and quality assurance testing of OEM modules, integrated positioning units and antennas in-house at our Calgary

facility. The Operations Department of our GPS Unit provides production engineering to ensure that our products can be manufactured in large volumes, technical production problems are corrected and averted, and alternative production methodologies are introduced to remain competitive. In addition, vendor and subcontractor qualifications are reviewed by the engineering group and test engineering is provided to guide the department in achieving specifications and ensuring product integrity. We source our assembly materials and components from a variety of suppliers. All of our suppliers are at arm's length. Alternate supply sources for all components is a desired goal, but currently is not available in all cases.

We are determined to maintain our position as a low-cost producer and to ensure that production processes are responsive, smooth and flexible to serve the needs of our customers.

Facilities

Our GPS Unit conducts operations from facilities in both Calgary, Alberta, and Scottsdale, Arizona, with a combined area of 41,000 square feet to manufacture and assemble products, carry out research & development, sales & marketing, and finance & administration activities. We lease the facilities and they are deemed adequate to support annual GPS Unit sales for the foreseeable future.

Personnel

At March 15, 2005, our GPS Unit had 107 employees in total, with 29 in Research and Development (13 in Calgary and 16 in Scottsdale), 18 in Sales and Marketing (7 in Calgary and 11 in Scottsdale), 59 in Manufacturing Operations (53 in Calgary and 6 in Scottsdale) and one in Administration (none in Calgary and one in Scottsdale).

DIVIDEND POLICY

We have not paid any dividends on the Common Shares during the last five financial years. The future payment of dividends will be determined by our board of directors, and will depend on the financial needs of the Corporation to fund future growth, the general financial condition of the Corporation and other relevant factors. We do not intend to pay dividends on our Common Shares in the foreseeable future.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series (the "**First Preferred Shares**"), the first series of which consists of 1,550,000 shares (the "**First Preferred Shares, Series 1**") and an unlimited number of second preferred shares, issuable in series ("**Second Preferred Shares**"). As at March 15, 2005, an aggregate of 33,705,163 Common Shares, no First Preferred Shares, Series 1 and no Second Preferred Shares were outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares. Documents affecting the rights of securityholders including our articles, have been filed in accordance with NI 51-102 and are available on our SEDAR profile at www.sedar.com.

Common Shares

The holders of Common Shares will be entitled to one vote at all meetings of our shareholders except at meetings of which only holders of a specified class of shares are entitled to vote. The holders of Common Shares will be entitled to receive, subject to the prior rights and privileges attaching to any other class of our shares, such dividends as may be declared by us. Holders of Common Shares will be entitled upon any liquidation, dissolution or winding-up of CSI, subject to the prior rights and privileges attaching to any other class of shares of CSI, to receive the remaining property and assets of CSI.

First Preferred Shares

Our board of directors ("**Board of Directors**") may at any time and from time to time issue First Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares are entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of CIS, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as specified in our articles.

First Preferred Shares, Series 1

In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the holders of First Preferred Shares, Series 1 are entitled to receive dividends ratably with the holders of Common Shares on the same basis as if the First Preferred Shares, Series 1 had been converted into Common Shares at the current conversion basis at the date the dividend is declared and CSI shall pay dividends on each First Preferred Shares, Series 1 as and when declared by the Board of Directors out of the assets of CSI properly applicable to the payment of dividends.

Subject to the provision as set out in our articles, the First Preferred Shares, Series 1 may be converted into fully paid and non-assessable Common Shares on the current conversion basis on the earlier of (a) the time immediately prior to the effective date of a Change of Control, or (b) at any time on or after April 1, 2004, and before the close of business on a date that is sixty (60) days after such shares are called for redemption, upon notice to CSI at our registered office.

The First Preferred Shares, Series 1 are also subject to certain redemption rights of CSI and the holders of First Preferred Shares, Series 1 are entitled to certain retraction rights and to participate in the distribution of assets in the event of the liquidation, dissolution or winding-up of CIS, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Further information is available in our articles, which are available on our SEDAR profile at www.sedar.com.

Second Preferred Shares

Our Board of Directors may at any time and from time to time issue Second Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

The Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of CSI ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of CSI, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as specified in our articles.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the symbol "CSY". The following table shows the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated:

	High	Low	Volume
2004			
January	$3.04	$1.85	5,258,166
February	$3.68	$2.82	6,713,053
March	$3.42	$2.46	7,544,439
April	$3.25	$2.60	3,214,163
May	$2.79	$2.42	2,336,628
June	$3.24	$2.60	3,789,268
July	$3.50	$2.76	3,458,761
August	$3.41	$2.73	2,511,372
September	$3.12	$2.78	2,099,923
October	$3.20	$2.78	2,175,933
November	$3.66	$3.00	3,454,424
December	$4.44	$3.63	5,836,055

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Stephen A. Verhoeff Calgary, Alberta	President and Chief Executive Officer Director since 1990	President and Chief Executive Officer of CSI.	2.2%
Brian J. Hamilton(1)(3) Calgary, Alberta	Director since 1996	Independent businessman since October 2003. Previously, Executive Vice-President and Chief Financial Officer of CSI.	0%
Hamid Najafi Los Altos Hills, California	Director since 2000	President of Broadlink Research, Inc., a private technology company, since January 2003. Previously, Chief Technology Officer of CSI since June 2000. Prior thereto, President of Wireless Link.	0.9%

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Michael W. Brower Felton, California	Director since 2000	President and founder of Fall Creek Consultants, a private technology consulting firm since 1997. Also Vice President of CSI Wireless until 2001. Prior to CSI, was Vice-President of Marketing & Business Development for Wireless Link before its purchase by CSI in 2000.	0.5%
Michael J. Lang[(1)(2)] Calgary, Alberta	Director since 1996 and Chairman of the Board	Chairman of StoneBridge Merchant Capital Corp. (a private investment company) and former Vice Chairman of Beau Canada Exploration Ltd.	1.5%
Howard W. Yenke[(2)] Medford, Massachusetts	Director since 1996	Retired executive.	0.1%
Paul L. Camwell[(1)(3)] Calgary, Alberta	Director since 1998	Chief Technology Officer and Vice President for Extreme Engineering Ltd., an engineering and technology firm.	0.1%
Paul G. Cataford Calgary, Alberta	Director since 2004	President and CEO of University Technologies International Inc. (UTI), a University of Calgary subsidiary responsible for its technology commercialization since April 2004. Prior thereto, Managing Partner of HorizonOne Asset Management, a Toronto-based firm he co-founded in 2001. Prior thereto, Executive Managing Director of BMO Nesbitt Burns Equity Partners from 2001 to 2002, and Managing Director and President of BCE Capital from 1997 to 2001.	0.01%
Colin A. Maclellan Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of CSI since October 2003, and Senior Vice President and General Manager, Wireless Business Unit, CSI from March 2002 to October 2003. Previously, Vice President of Nortel Networks global wireless operations.	0.3%
Theresa J. Lea Calgary, Alberta	Senior Vice President, People and Communications	Senior Vice President, People and Communications of CSI since 2004. Previously, Vice President and General Manager, GPS Business Unit, CSI.	0.02%
Cameron B. Olson Calgary, Alberta	Chief Financial Officer and Vice President, Finance	Chief Financial Officer of CSI since October 2003 and Vice President, Finance of CSI since May 2000. Previously, Director, Marketing Financial Services of PanCanadian Petroleum Ltd. (now EnCana Corp.)	0.1%
Terry W. Sydoryk Calgary, Alberta	VP Marketing & Product Management - Telematics	Vice President of Product Marketing for Wireless Business Unit's Telematics division, at CSI since October 2004. Previously, COO of Plazmic Inc. Prior thereto, Vice President of Marketing and Business Development for AudeSi Technologies.	0%

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Phil W. Gabriel Calgary, Alberta	Vice President Sales, Wireless Business Unit	Vice President Sales, Wireless Business Unit, CSI	0.1%
Owen J. Thistle Calgary, Alberta	Vice President, Telematics Engineering	Vice President of Engineering for the Wireless Business Unit's Telematics division at CSI since October 2004. Previously, Vice President of Engineering for CDPD, GPRS and UMTS products at Novatel Wireless.	0%
Michael S. Cummiskey Danville, California	Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit.	Vice President, Business Development for the Wireless Business Unit's Fixed Wireless and Radio Products division, at CSI since 2003. Previously, Business Development Manager at PrairieComm, Inc. Prior thereto, Global Account Manager for Mentor Graphics Corporation.	0%

Notes:
(1) Member of the Corporation's Audit Committee.
(2) Member of the Corporation's Compensation Committee.
(3) Member of the Corporation's Corporate Governance Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI is, or within the last ten years has been, a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied us access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person, except that Michael Lang was a director of Environmental Technologies Inc., which company was given a cease trade order in 1997. Environmental Technologies was a subsidiary of Beau Canada Exploration Ltd. and traded on the Alberta Stock Exchange. Mr. Lang subsequently resigned as a director.

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI, has been subject to any penalties or sanctions under securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Corporation may, from time to time, be involved in the business and operations of other issuers, in which case a conflict may arise. See "Risk Factors".

The Alberta Business Corporations Act (ABCA) provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors and senior officers, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the beginning of our last completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than KPMG LLP, our auditors. As at the date hereof, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of us or our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

MATERIAL CONTRACTS

The Corporation currently has no material contracts in place outside of the normal course of business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, Suite 1200, Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9, are the auditors of the Corporation.

Computershare Trust Corporation of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the Transfer Agent and Registrar of the Corporation.

AUDIT COMMITTEE INFORMATION

Our audit committee (the "**Audit Committee**") is appointed by the board of directors to assist the board in fulfilling its oversight responsibilities. The committee is composed of three external unrelated directors. All three are financially literate, meaning they are able to read and understand financial statements of a complexity level comparable to that of the financial statements of CSI Wireless. The Audit Committee's Charter is available in Appendix "A".

Audit Committee Members

Michael J. Lang, Calgary, Alberta

Michael Lang is Chairman of Stonebridge Merchant Capital Corp. and a director of several public companies. He is a member of the board, and chairs the audit committee, of both Dynetek Industries Ltd. and Garneau Inc. He holds a Bachelor of Science and MBA degrees from the University of Alberta.

Brian J. Hamilton, Calgary, Alberta

Brian Hamilton is a financial consultant and former Executive Vice-President and Chief Financial Officer for CSI Wireless. He has served as a senior financial officer for several financial institutions, including Paramount Life Insurance Co., ParaCorp Inc. and Canadian Commercial Bank. Mr. Hamilton is a Chartered Accountant and Chartered Financial Analyst, and has a Bachelor of Commerce degree (Honours) from the University of Manitoba.

Paul L. Camwell

Paul Camwell is Vice President and Chief Technology Officer for Extreme Engineering Ltd. A former Industrial Advisor to NRC/TRLabs, he has held senior management positions in the Scientific Civil Service (UK), at NovAtel Communications and Ryan Energy. Dr. Camwell is a professional engineer practicing in Alberta and is qualified as a physicist and electronic engineer. He graduated with a BSc and PhD in solid state physics from the University of Warwick, UK.

Pre-approval of Policies and Procedures – Non-Audit Services

We have adopted polices and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP as set forth in item (n) of the Audit Committee charter, which is reproduced in Appendix A to this Annual Information Form. The Audit Committee has approved the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by KPMG LLP during the current fiscal year. The list of services is sufficiently detailed as to the particular services to be provided to ensure that the Audit Committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within pre-approved services.

Auditor Service Fees

The following table discloses fees billed to us in 2004 by our auditors, KPMG LLP.

Type of Service Provided	2004
Audit Fees	$93,200
Audit-Related Fees – related to public offerings	$29,200
Tax Fees – These services included review of tax returns	$18,200
All Other Fees	- 0 -

RISK FACTORS

The following is a summary of certain risk factors relating to our business. The information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. An investment in the Common Shares of the Corporation involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with other information contained in this Annual Information Form.

Financial Results

Although it is anticipated that we will incur a profit for the year ending December 31, 2005, following a profitable year in 2004, we incurred losses in each of the three years prior to 2004. If CSI Wireless fails to execute on its current contracts, or if current customers significantly reduce their purchases, it is possible

that losses will occur in any of the four quarters of 2005. Future revenues are subject to many factors beyond our control. Examples include the liquidity and business plan execution of customers, general industry conditions, and the rate of acceptance of new technologies in the marketplace.

Foreign Currency Exchange Rate Fluctuation

Sales of most CSI products are predominantly transacted in US dollars. As revenues are reported by us in Canadian dollars, we are exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for CSI. As we expand with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing us to additional foreign currency risk.

In 2004 we did not enter into financial contracts to manage its foreign currency exposure. However, at the end of the fourth quarter of 2004, the Board of Directors gave approval for Management to implement a foreign currency risk management program, to hedge our US dollar working capital against exchange rate fluctuations. Although this program has been implemented in 2005, there is no guarantee that we will not experience foreign exchange gains and losses.

General Economic and Financial Market Conditions

While the general economic and financial market conditions improved in 2004 relative to prior years, negative changes in the market and business environments or adverse geopolitical events could have a negative impact on our 2005 performance. In addition, our agricultural product sales have been affected by drought conditions in prior years that have negatively impacted the agricultural market, which resulted in lower sales of agricultural guidance products. Should drought conditions arise in 2005, we could be faced with lower-than-expected revenues in these market areas.

Dependence on Key Personnel and Consultants

Our success is largely dependent upon the performance of our personnel and key consultants. The unexpected loss or departure of any of our key officers, employees or consultants could be detrimental to our future operations. The success of CSI will depend, in part, upon our ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the wireless and GPS industries. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

Competition

We are competing in a highly competitive industry that is constantly evolving and changing. We expect this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the wireless and/or GPS market and better implement technological developments. There is no assurance that we will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

Third-Party Wireless and GPS Dependence

Customers can only use wireless products over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products may decline and revenues may decrease. Many of our products rely on signals from satellites that we do not own or operate. Such satellites and their ground support systems

are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the U.S. government for the commercial use of GPS without charge will remain unchanged.

Dependence on New Products

We must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If we are to unable to successfully define, develop and introduce competitive new products, and enhance our existing products, our future results of operations will be adversely affected.

Availability of Key Supplies

We are reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by us, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and our financial condition.

Credit Risk

We have undergone significant sales growth, resulting in a significant growth in our customer base. As a result, we have an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, we monitor the financial condition of our customers and review the credit history of new customers to establish credit limits. We establish an allowance for doubtful accounts that corresponds to the credit risk of our customers, historical trends and economic circumstances. We could realize losses if customers default on their balances owing.

Dependence on Major Customers

For the year ended December 31, 2004, 70% (2003 - 63%) of our sales were made to our two largest customers. The loss of either of these customers could have an adverse effect on our business.

Wireless Industry Technology Risk

Our success in the wireless market may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenue.

Wireless Data Competition

The wireless data and communications industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources may decide to sell products that compete with our products. Existing or future competitors may be able to respond more quickly to technological developments and changes, or may independently develop and patent technologies and products that are superior to ours, or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

Future Acquisitions

We may seek to expand our business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favourable to us, or that the acquired operations can be profitably operated or integrated into CSI. In addition, any internally generated growth experienced by CSI could place significant demands on our management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, or debt financing, or a combination thereof. In such cases, the issuance of Common Shares or preferred shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result, among other things, in the encumbrance of certain of our assets, impede our ability to obtain bank financing, decrease our liquidity and adversely affect our ability to declare and pay dividends to our shareholders.

Proprietary Protection

Our success will depend, in part, on our ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We rely on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. However, there can be no assurance that the steps taken by us will prevent misappropriation of our proprietary rights. Our competitors also could independently develop technology similar to our technology.

Although we do not believe that our products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any such assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on our business.

Conflicts of Interest

Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of wireless or GPS products, and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Alberta Business Corporations Act which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Product Liability

The sale and use of our products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

New and Emerging Markets

Many of the markets for our products are new and emerging. Our success will be significantly affected by the outcome of the development of these new markets.

Physical Facilities

We have facilities at three different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

LEGAL PROCEEDINGS

We are subject to various claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the results of our operations or our financial condition.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, as applicable, is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our financial statements and management discussion and analysis for the year ended December 31, 2004, which are set forth in our 2004 Annual Report. Documents affecting the rights of security holders, along with additional information relating to us, may be found on SEDAR at www.sedar.com.

APPENDIX "A" – AUDIT COMMITTEE CHARTER

Audit Committee Purpose

Through discussion with management and the external auditors of the Corporation, the Audit Committee will be responsible to:

- monitor the management of the principal risks that could impact the financial reporting of the Corporation;
- monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
- monitor the independence and performance of the Corporation's external auditors;
- provide an avenue of communication among the external auditors, management and the Board of Directors;
- encourage adherence to, and continuous improvement of, the Corporation's policies, procedures, and practices at all levels; and
- monitor compliance with legal and regulatory requirements.

Audit Committee Duties and Responsibilities

Primarily through review and discussion with management and the external auditors, the Audit Committee is responsible to:

Review Procedures

(a) review periodically the Committee's Terms of Reference;

(b) review the Corporation's annual audited financial statements and related documents prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments;

(c) periodically, in consultation with management and external auditors, consider the integrity of the Corporation's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures;

(d) review significant findings prepared by the external auditors together with management's responses.

(e) review the principal risks affecting financial reporting;

(f) review with financial management and the external auditors, and approve, the Corporation's quarterly financial results and related documents, including the quarterly press release, prior to the public release of earnings. By approval of these Terms of Reference for the Audit Committee, the Board delegates the authority to approve these documents on behalf of the Board;

(g) discuss any significant changes to the Corporation's accounting principles prior to their adoption. The Chair of the Committee may represent the entire Audit Committee for purposes of this review;

External Auditors

(h) the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant;

(i) approve the fees and other significant compensation to be paid to the external auditors.

(j) on an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the auditors' independence;

(k) review the external auditors' audit plan - discuss and approve audit scope, staffing, locations, reliance upon management, and general audit approach;

(l) prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(m) consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in the Corporation's financial reporting;

(n) approve all non-audit services to be provided to the Corporation by the external auditors' firm, prior to such services being performed, except that by approval of these terms of reference, the Audit Committee hereby approves the following non-audit services to be provided by the external auditors:

    (i) Tax services connected with the preparation of the Corporation's tax returns, or the tax returns of any of its subsidiaries; and

    (ii) Due diligence and tax services connected with any mergers, acquisitions or dispositions being considered by the Corporation.

Legal Compliance

(o) on at least an annual basis, review with the Corporation's counsel any legal matters that could have a significant impact on the organization's financial statements, the Corporation's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies; and

Other Audit Committee Responsibilities

(p) periodically assess the effectiveness of the committee against its terms of reference and report the results of the assessment to the Board.

Audit Committee Administrative Matters

The following general provisions shall have application to the Committee:

(a) the Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties;

(b) two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference;

(c) any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its outside members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains;

(d) the Committee shall meet at least four times per year and/or as deemed appropriate by the Chair;

(e) if deemed necessary by the Chair, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings;

(f) any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair;

(g) the Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee;

(h) the time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board;

(i) unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman; and

(j) minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
CSI Acquires RHS's Outback Operations to Become the World's Largest Supplier of Agricultural GPS Guidance Products

Combined GPS entity, "Hemisphere GPS", will own Outback and Satloc brands

CALGARY, April 5 /CNW/ - CSI Wireless Inc. ("CSI"), a leading provider of GPS and Wireless products, and Kansas based RHS Inc. ("RHS"), announced today that they have entered into a Letter Agreement whereby CSI will purchase RHS' sales, marketing and distribution assets associated with the market-leading Outback(R) line of GPS guidance products for agriculture applications (the "Outback Business").

Under this Letter Agreement, CSI and RHS will combine their respective GPS operations to create the world's leading supplier of GPS products for agricultural markets. The Outback Business will be combined with CSI's GPS Business Unit to create "Hemisphere GPS" which will market Satloc and Outback branded products, together with all of CSI's other GPS products. CSI currently manufactures the Outback branded line exclusively for RHS.

On a proforma basis, for the year ended December 2004, the combined revenue of CSI's GPS Business Unit and the Outback Business would have been approximately $45 million.

Hemisphere GPS brings together CSI's proprietary GPS technology and manufacturing strengths, with RHS's exceptional sales, marketing, branding and distribution expertise. Together they have made the Outback product line the global market leader for agricultural-related GPS products.

The transaction is aligned with CSI's corporate strategy to leverage its GPS engineering strength. CSI is a technology leader in several specialized GPS niche markets, and is intent on leveraging its advanced technology position and the underlying intellectual property to increase its dominance within its existing and new GPS markets.

Stephen Verhoeff, President and CEO of CSI commented, "Combined, we become the industry leader in agricultural GPS products, with strong R&D capabilities, marketing and sales strength and distribution channel expertise. This is a rapidly growing market and we now hold the market leader position. Our agricultural GPS business is very profitable and this acquisition will allow us to further increase our dominance and CSI's profitability over the long term."

Rick Heiniger, Chief Executive Officer of RHS Inc. will be appointed President of Hemisphere GPS, and Dean Ryerson, RHS' President will be responsible for Hemisphere's combined operating functions as Vice President and General Manager. Both have agreed to sign multi-year employment contracts.

"This is a dramatic development within our market and is tremendously exciting for us," stated Mr. Heiniger. "Combining our businesses is strategically powerful. Hemisphere will be a formidable competitor in a rapidly expanding market as a result of its customer focus and high value, high performance GPS. Because we have aligned all aspects of the enterprise, from technology development to product sales, efficiency improves, quality increases and faster response to market is achieved. We now have the enterprise components necessary in one well-managed delivery structure to be the perfect supply partner to existing and future customers. This formula will be hard to compete with."

Outback Background

RHS Inc., located in Hiawatha, Kansas, is a leading supplier of guidance products and agricultural sprayers with a 25-year history of innovation related to application technology. RHS has been twice named to Inc. magazine's annual "Inc. 500" of America's fastest-growing companies primarily based on the success of its innovative and user-friendly guidance-related products.

In addition to its Hiawatha operations, RHS has sales offices located in Texas, Iowa, Nebraska and in Manitoba, Canada. Outback products are also sold through a number of international distributors.

RHS and CSI first began working together in 1999 to develop the Outback product line that provides farmers with precision guidance, auto-steering and situational awareness capabilities on their agricultural equipment such as tractors and sprayers. To date, CSI has designed and manufactured all Outback products exclusively for RHS which provides all end-customer sales, marketing, distribution and service functions.

RHS' Outback Business is profitable and had revenues of approximately US$20 million and US$14 million in its fiscal years ended August 31, 2004 and 2003 respectively with increasing profitability throughout these periods, producing pre-tax income of approximately 11% in fiscal 2004. For its fiscal year ending August 31, 2005, it is anticipated that growth in revenues will range from 25% to 30%. Year-to-date revenues are up approximately 24% year-over-year. The Outback business is seasonal, with approximately 75% of Outback product sales occurring between February and August.

The addition of the Outback Business will contribute materially to CSI's overall revenues in 2005, however as a result of sales seasonality and accounting adjustments related to Outback inventory purchased, the acquisition is not expected to be accretive to CSI earnings in 2005. The Company expects significant earnings contribution from the acquisition in 2006. The 2005 inventory adjustment arises from Outback inventory on hand on the date of the acquisition that, consistent with generally accepted accounting principles, must be recorded at Outback's carrying cost. This carrying cost is the price at which the products were previously purchased by Outback from CSI. As a result, combined financial results will not reflect the combined margins on Outback product sales until the acquired Outback inventory has been sold. CSI expects that this inventory will be sold prior to the end of 2005.

Transaction Overview

CSI will purchase the Outback Business assets for consideration of approximately $US 9.6 million in cash, 4.4 million common shares of CSI and the assumption of debt from RHS of approximately $US 1.2 million. The Outback Business assets to be purchased include working capital of approximately US$2.0 million comprised mainly of Outback related inventory, net of accounts payable, certain fixed assets, product brands, trade names, intellectual property, the Outback internet-based order fulfillment system, information systems, and other related assets. CSI will assume the office space leases for each of the RHS sales offices. The cash component of the purchase price is subject to certain adjustments at closing.

The 4.4 million common shares issued will be subject to a time release escrow over a 3 year period and 450 thousand shares are subject to hold back against certain claims that may arise for which CSI has been indemnified. An additional 2.1 million common shares will be issued to RHS if the Outback Business achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

The Outback Business has 49 employees, who will become part of Hemisphere GPS. In total, Hemisphere GPS will have approximately 145 employees.

The transaction is subject to certain conditions, including completion of formal documentation, final board approvals, regulatory approvals and there being no material adverse change in the business and affairs of the Outback Business prior to the closing date. The parties intend to close the transaction on or before April 30, 2005.

In the short-term the companies will be operating in a business-as-usual fashion. Customers can expect no changes or disruptions in service or in their respective Outback and CSI contacts.

About the Outback Product Line

The Outback S(TM), which has been cited for "outstanding innovation" by the American Society of Agriculture Engineers, features a highly accurate Differential GPS receiver, guidance system and Steering Guide(TM). The Steering Guide is very helpful in straight-row guidance, and essential for contoured or curved-row guidance. The Outback S features a standard serial output to connect to current-generation peripherals or add-on products (including those from other manufacturers) and a CAN (Controller Area Network) bus to connect to next-generation peripherals or add-ons - giving the Outback line an attractive "expandability path" to accommodate future technologies and products. The entire system can be installed in less than 15 minutes on almost any tractor, combine or self-propelled sprayer.

The Outback 360(TM) is a computerized visual aid system providing the farmer with enhanced "situational awareness". It features a high-resolution colour display screen that offers farmers a 360-degree bird's eye view of their fields. Using the Outback 360 in conjunction with the Outback S, farmers can effectively look down from the sky - monitoring the progress of their tractors, sprayers, cultivators and other farming equipment as they move across fields. The Outback 360 is available as an add-on to the Outback S, or in an integrated package that includes the Outback S.

The Outback eDrive(TM) is an easy-to-install, cost-effective, after-market automated steering system for tractors and self-propelled sprayers. Drivers equipped with eDrive need their hands on the steering wheel only when turning their vehicles around at row ends. Priced several thousand dollars below the cost of competing auto-steering systems, eDrive reduces driver fatigue while substantially increasing steering accuracy and productivity - enabling agricultural machinery to operate all night if necessary.

For more information about the Outback line, please go to www.outbackguidance.com or call 1-800-247-3808 toll-free.

About CSI

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million shares outstanding. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

%SEDAR: 00004587E

/For further information: please contact: Stephen Verhoeff, President &
CEO, CSI Wireless Inc., (403) 259-3311, sverhoeff(at)csi-wireless.com;
Corbet Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400,
cpala(at)e-vestorcom.com; Jeff Adams, Public Relations Manager, CSI Wireless
Inc., (403) 259-3311 or (403) 615-8747 (cell), jadams(at)csi-wireless.com;
Rick Heiniger, CEO, RHS Inc., (816) 595-5542, rheiniger(at)rhs-inc.com/
(CSY.)

CO: CSI Wireless Inc.

CNW 07:30e 05-APR-05

(89)

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Acquires RHS's Outback Operations to Become the World's Largest Supplier of Agricultural GPS Guidance Products

Combined GPS entity, "Hemisphere GPS", will own Outback and Satloc brands

Calgary – April 5, 2005 – (TSX – CSY) CSI Wireless Inc. ("CSI"), a leading provider of GPS and Wireless products, and Kansas based RHS Inc. ("RHS"), announced today that they have entered into a Letter Agreement whereby CSI will purchase RHS' sales, marketing and distribution assets associated with the market-leading Outback® line of GPS guidance products for agriculture applications (the "Outback Business").

Under this Letter Agreement, CSI and RHS will combine their respective GPS operations to create the world's leading supplier of GPS products for agricultural markets. The Outback Business will be combined with CSI's GPS Business Unit to create "Hemisphere GPS" which will market Satloc and Outback branded products, together with all of CSI's other GPS products. CSI currently manufactures the Outback branded line exclusively for RHS.

On a proforma basis, for the year ended December 2004, the combined revenue of CSI's GPS Business Unit and the Outback Business would have been approximately $45 million.

Hemisphere GPS brings together CSI's proprietary GPS technology and manufacturing strengths, with RHS's exceptional sales, marketing, branding and distribution expertise. Together they have made the Outback product line the global market leader for agricultural-related GPS products.

The transaction is aligned with CSI's corporate strategy to leverage its GPS engineering strength. CSI is a technology leader in several specialized GPS niche markets, and is intent on leveraging its advanced technology position and the underlying intellectual property to increase its dominance within its existing and new GPS markets.

Stephen Verhoeff, President and CEO of CSI commented, "Combined, we become the industry leader in agricultural GPS products, with strong R&D capabilities, marketing and sales strength and distribution channel expertise. This is a rapidly growing market and we now hold the market leader position. Our agricultural GPS business is very profitable and this acquisition will allow us to further increase our dominance and CSI's profitability over the long term."

Rick Heiniger, Chief Executive Officer of RHS Inc. will be appointed President of Hemisphere GPS, and Dean Ryerson, RHS' President will be responsible for Hemisphere's combined operating functions as Vice President and General Manager. Both have agreed to sign multi-year employment contracts.

"This is a dramatic development within our market and is tremendously exciting for us," stated Mr. Heiniger. "Combining our businesses is strategically powerful. Hemisphere will be a formidable competitor in a rapidly expanding market as a result of its customer focus and high value, high performance GPS. Because we have aligned all aspects of the enterprise, from technology development to product sales, efficiency improves, quality increases and faster response to market is achieved. We now have the enterprise components

necessary in one well-managed delivery structure to be the perfect supply partner to existing and future customers. This formula will be hard to compete with."

Outback Background

RHS Inc., located in Hiawatha, Kansas, is a leading supplier of guidance products and agricultural sprayers with a 25-year history of innovation related to application technology. RHS has been twice named to Inc. magazine's annual "Inc. 500" of America's fastest-growing companies primarily based on the success of its innovative and user-friendly guidance-related products. In addition to its Hiawatha operations, RHS has sales offices located in Texas, Iowa, Nebraska and in Manitoba, Canada. Outback products are also sold through a number of international distributors.

RHS and CSI first began working together in 1999 to develop the Outback product line that provides farmers with precision guidance, auto-steering and situational awareness capabilities on their agricultural equipment such as tractors and sprayers. To date, CSI has designed and manufactured all Outback products exclusively for RHS which provides all end-customer sales, marketing, distribution and service functions.

RHS' Outback Business is profitable and had revenues of approximately US$20 million and US$14 million in its fiscal years ended August 31, 2004 and 2003 respectively with increasing profitability throughout these periods, producing pre-tax income of approximately 11% in fiscal 2004. For its fiscal year ending August 31, 2005, it is anticipated that growth in revenues will range from 25% to 30%. Year-to-date revenues are up approximately 24% year-over-year. The Outback business is seasonal, with approximately 75% of Outback product sales occurring between February and August.

The addition of the Outback Business will contribute materially to CSI's overall revenues in 2005, however as a result of sales seasonality and accounting adjustments related to Outback inventory purchased, the acquisition is not expected to be accretive to CSI earnings in 2005. The Company expects significant earnings contribution from the acquisition in 2006. The 2005 inventory adjustment arises from Outback inventory on hand on the date of the acquisition that, consistent with generally accepted accounting principles, must be recorded at Outback's carrying cost. This carrying cost is the price at which the products were previously purchased by Outback from CSI. As a result, combined financial results will not reflect the combined margins on Outback product sales until the acquired Outback inventory has been sold. CSI expects that this inventory will be sold prior to the end of 2005.

Transaction Overview

CSI will purchase the Outback Business assets for consideration of approximately $US 9.6 million in cash, 4.4 million common shares of CSI and the assumption of debt from RHS of approximately $US 1.2 million. The Outback Business assets to be purchased include working capital of approximately US$2.0 million comprised mainly of Outback related inventory, net of accounts payable, certain fixed assets, product brands, trade names, intellectual property, the Outback internet-based order fulfillment system, information systems, and other related assets. CSI will assume the office space leases for each of the RHS sales offices. The cash component of the purchase price is subject to certain adjustments at closing.

The 4.4 million common shares issued will be subject to a time release escrow over a 3 year period and 450 thousand shares are subject to hold back against certain claims that may arise for which CSI has been indemnified. An additional 2.1 million common shares will be issued to RHS if the Outback Business achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

The Outback Business has 49 employees, who will become part of Hemisphere GPS. In total, Hemisphere GPS will have approximately 145 employees.

The transaction is subject to certain conditions, including completion of formal documentation, final board approvals, regulatory approvals and there being no material adverse change in the business and affairs of the Outback Business prior to the closing date. The parties intend to close the transaction on or before April 30, 2005.

In the short-term the companies will be operating in a business-as-usual fashion. Customers can expect no changes or disruptions in service or in their respective Outback and CSI contacts.

About the Outback Product Line

The Outback S™, which has been cited for "outstanding innovation" by the American Society of Agriculture Engineers, features a highly accurate Differential GPS receiver, guidance system and Steering Guide™. The Steering Guide is very helpful in straight-row guidance, and essential for contoured or curved-row guidance. The Outback S features a standard serial output to connect to current-generation peripherals or add-on products (including those from other manufacturers) and a CAN (Controller Area Network) bus to connect to next-generation peripherals or add-ons – giving the Outback line an attractive "expandability path" to accommodate future technologies and products. The entire system can be installed in less than 15 minutes on almost any tractor, combine or self-propelled sprayer.

The Outback 360™ is a computerized visual aid system providing the farmer with enhanced "situational awareness". It features a high-resolution colour display screen that offers farmers a 360-degree bird's eye view of their fields. Using the Outback 360 in conjunction with the Outback S, farmers can effectively look down from the sky – monitoring the progress of their tractors, sprayers, cultivators and other farming equipment as they move across fields. The Outback 360 is available as an add-on to the Outback S, or in an integrated package that includes the Outback S.

The Outback eDrive™ is an easy-to-install, cost-effective, after-market automated steering system for tractors and self-propelled sprayers. Drivers equipped with eDrive need their hands on the steering wheel only when turning their vehicles around at row ends. Priced several thousand dollars below the cost of competing auto-steering systems, eDrive reduces driver fatigue while substantially increasing steering accuracy and productivity – enabling agricultural machinery to operate all night if necessary.

For more information about the Outback line, please go to www.outbackguidance.com or call 1-800-247-3808 toll-free.

About CSI

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 33 million shares outstanding. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Rick Heiniger
CEO
RHS Inc.
816-595-5542
rheiniger@rhs-inc.com

(90)

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending March 31, 2005.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Not Applicable. This is the first report filed by Acuity Investment Management Inc. ("Acuity") in respect of CSI Wireless Inc. (the "Reporting Issuer").

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

3,595,900 of the Reporting Issuer representing 10.66% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

3,595,900 of the Reporting Issuer representing 10.66% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors,

possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

C:\Documents and Settings\vmorrow.000\Local Settings\Temporary Internet Files\OLKC39\March 31 2005CSI Wireless.DOC

91

CSI WIRELESS INC.

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special and Annual General Meeting (the "**Meeting**") of the shareholders of CSI Wireless Inc. (the "**Corporation**" or "**CSI**") will be held at the offices of CSI Wireless Inc., 4110 – 9th Street S.E., Calgary, Alberta on Wednesday May 25, 2005 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2004;

2. To fix the number of Directors to be elected at the Meeting at nine (9);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass an ordinary resolution approving certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular – Proxy Statement dated April 5, 2005; and

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on April 5, 2005 (the "**Record Date**") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 5th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)"*Stephen A. Verhoeff*"

Chief Executive Officer

92

CSI WIRELESS INC.

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

and

INFORMATION CIRCULAR – PROXY STATEMENT

WITH RESPECT TO THE

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 25, 2005

CSI WIRELESS INC.

NOTICE OF
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special and Annual General Meeting (the "**Meeting**") of the shareholders of CSI Wireless Inc. (the "**Corporation**" or "**CSI**") will be held at the offices of CSI Wireless Inc., 4110 – 9th Street S.E., Calgary, Alberta on Wednesday May 25, 2005 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2004;

2. To fix the number of Directors to be elected at the Meeting at nine (9);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass an ordinary resolution approving certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular – Proxy Statement dated April 5, 2005; and

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on April 5, 2005 (the "**Record Date**") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 5th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)"Stephen A. Verhoeff"

Chief Executive Officer

TABLE OF CONTENTS

	Page
GLOSSARY OF TERMS	1
PART I - INTRODUCTION	2
PART II - GENERAL PROXY INFORMATION	2
Solicitation of Proxies	2
Appointment of Proxies	2
Revocability of Proxy	3
Persons Making the Solicitation	3
Exercise of Discretion	3
Advice to Beneficial Holders of Securities	4
PART III - MATTERS TO BE ACTED UPON AT THE MEETING	5
Election of Directors	5
Appointment of Auditors	7
Ratification and Approval of Amendments to the Employee Share Option Plan	7
PART IV - INFORMATION CONCERNING THE CORPORATION	9
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	9
EXECUTIVE COMPENSATION	10
Compensation of Executive Officers	10
Option Grants	11
Option Exercises	12
Securities Authorized For Issuance Under Equity Compensation Plans	12
Executive Employment Contracts and Termination of Employment	13
Share Option Plans	13
Compensation Committee	14
Report of Compensation Committee	14
Compensation of Directors	16
INDEBTEDNESS OF DIRECTORS AND OFFICERS	17
CORPORATE GOVERNANCE	17
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING	23
INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS	23
OTHER MATTERS	23
ADDITIONAL INFORMATION	23

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

"**Board**" or "**Board of Directors**" means the board of directors of CSI as presently constituted;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open for the transaction of banking business;

"**Common Shares**" means the common shares of CSI, as presently constituted;

"**Corporation**" or "**CSI**" means CSI Wireless Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

"**Director**" means a director of the Corporation;

"**Guidelines**" means the guidelines adopted by the TSX relating to corporate governance matters;

"**Information Circular**" means the information circular – proxy statement dated April 5, 2005 in respect of the Meeting;

"**Meeting**" means the special and annual general meeting of the shareholders of CSI to be held on May 25, 2005;

"**Plan**" means the share option plan of the Corporation, as amended;

"**Record Date**" means the record date for the Meeting, being April 5, 2005; and

"**TSX**" means the Toronto Stock Exchange.

CSI WIRELESS INC.

INFORMATION CIRCULAR - PROXY STATEMENT
dated April 5, 2005

Special and Annual General Meeting of Shareholders
to be held on May 25, 2005

PART I - INTRODUCTION

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of CSI Wireless Inc. (the "Corporation" or "CSI") for use at the Special and Annual General Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the offices of CSI Wireless Inc., 4110 – 9th Street S.E., Calgary, Alberta on Wednesday, May 25, 2005 at 3:00 p.m. in the afternoon (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice of Special and Annual General Meeting of Shareholders.

Unless otherwise stated, the information contained in this Information Circular is given as at April 5, 2005.

No person has been authorized by CSI to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by CSI.

PART II - GENERAL PROXY INFORMATION

Solicitation of Proxies

The Board of Directors has fixed the record date for the Meeting at the close of business on April 5, 2005 (the "**Record Date**"). Only holders of Common Shares of record as at that date are entitled to notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

At the close of business on April 5, 2005, there were 33,736,470 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

Appointment of Proxies

Instruments of proxy must be mailed so as to reach or be deposited with the Corporation, % Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

Instruments of proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the enclosed Instrument of Proxy are officers and directors of the Corporation. Each shareholder has the right to appoint a person or persons, who need not be shareholders of the Corporation, other than the persons designated in the Form of Proxy furnished by the Corporation, to attend and act on such shareholder's behalf at the Meeting. To exercise such right, the names of management's nominees may be crossed out and the name(s) of the shareholder's nominee(s) legibly printed in the blank space provided, or another appropriate instrument of proxy may be submitted.

Revocability of Proxy

An instrument of proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, 4110 - 9th Street S.E., Calgary, Alberta, T2G 3C4, at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, the Notice of Special and Annual General Meeting of Shareholders and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor.

Exercise of Discretion

The shares represented by the Instrument of Proxy furnished by the Corporation, where the shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. **In the absence of such specification, such shares will be voted in favour of the matters described in the Notice of Special and Annual General Meeting of Shareholders. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of the printing of this Information Circular - Proxy Statement, the management of the Corporation knows of no such amendment, variation or other matter.**

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of CSI, as a substantial number of the public shareholders of CSI do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of CSI as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of CSI. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of CSI do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (**"ADP"**). If you receive a voting instruction form from ADP or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the meeting in order to have the shares voted.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Up until September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their Beneficial Shareholders including *NOBOs*. Subject to the provision of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of Reporting Issuers* (**"N.I. 54-101"**), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of N.I. 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of N.I. 54-101.

This year, the Corporation has decided to take advantage of those provisions of N.I. 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (**"VIF"**) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) (collectively, **"Computershare"**). These VIFs are to be completed and returned to Computershare in the envelope

provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

PART III - MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of nine (9) Directors, the term of office of each of whom will expire at the Meeting unless directors are not elected at the Meeting (in which case the incumbent directors continue in office until their successors are elected).

The Articles of the Corporation specify that the Board of Directors shall consist of a minimum of three and a maximum of eleven directors. At the Meeting, shareholders will be asked to fix, at nine (9) members, the number of directors to be elected at the Meeting and to elect nine (9) directors to hold office until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at nine (9) members and in favour of the election as directors of the nine (9) nominees hereinafter set forth:

Michael W. Brower
Paul G. Cataford
Richard W. Heiniger
Hamid Najafi
Howard W. Yenke
Paul L. Camwell
Brian J. Hamilton
Michael J. Lang
Stephen A. Verhoeff

The names and municipalities of residence of the persons nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Stephen A. Verhoeff Calgary, Alberta President, Chief Executive Officer and a Director	President and Chief Executive Officer of the Corporation	1990	608,504[1]
Brian J. Hamilton[2] Calgary, Alberta Director	Financial Consultant since 2003; prior thereto, Chief Financial Officer of the Corporation	1996	Nil[6]
Hamid Najafi Los Altos Hills, California Director	Independent Consultant and President, Broadlink Research Inc. (a private consulting company)	2000	293,900[7]

Name and Municipality of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Michael W. Brower Felton, California Director	President, Fall Creek Consultants Inc. (a private consulting company)	2000	177,810(8)
Michael J. Lang(2) (3) Calgary, Alberta Non-Executive Chairman and Director	Chairman, StoneBridge Merchant Capital Corp. (a private investment company)	1996	516,005(5)
Howard W. Yenke(3) Onset, Massachusetts Director	Retired Executive	1996	30,000(9)
Paul L. Camwell(2)(4) Calgary, Alberta Director	Chief Technology Officer of Extreme Engineering Ltd. (a private engineering firm)	1998	24,562(10)
Paul G. Cataford Calgary, Alberta Director	President & CEO of University Technologies International Inc. (owned by the University of Calgary, is a technology commercialization company)(12)	2004	3,000(11)
Richard W. Heiniger Parkville, Missouri Director	CEO, RHS Inc. (a private company in marketing and distribution business)	Nominee	Nil

Notes:

(1) An additional 122,300 Common Shares are owned by the Verhoeff Family Trust, of which Mr. Verhoeff is the trustee and a beneficiary. Excludes options to purchase an aggregate of 440,000 common shares at prices ranging from $1.67 to $2.65 per common share.

(2) Members of the Corporation's Audit Committee.

(3) Members of the Corporation's Compensation Committee.

(4) Members of the Corporation's Corporate Governance Committee.

(5) The amount excludes options to purchase an aggregate of 213,000 Common Shares at prices ranging from $1.67 to $2.65 per common share.

(6) Excludes options to purchase an aggregate of 98,000 Common Shares at the price of $1.67 per Common Share.

(7) Excludes options to purchase an aggregate of 100,000 Common Shares at the price of $3.05 per Common Share.

(8) Excludes options to purchase an aggregate of 30,000 Common Shares at prices ranging from $1.66 to $2.70 per Common Share.

(9) Excludes options to purchase an aggregate of 50,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.

(10) Excludes options to purchase an aggregate of 50,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.

(11) Excludes options to purchase an aggregate of 50,000 Common Shares at the price of $2.70 per Common Share.

(12) Prior to joining University Technologies International Inc. in April of 2004, Mr. Cataford was the Managing Partner of HorizonOne Asset Management, a Toronto-based private equity boutique which he co-founded in 2001. Prior to that Mr. Cataford was Executive Managing Director of BMO Nesbitt Burns Equity Partners.

(13) The Corporation has an Executive Committee consisting of Stephen Verhoeff, Cameron Olson, Colin Maclellan and Theresa Lea.

The information as to principal occupation and as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information provided by the nominees as of April 5, 2005. Each of the above nominees is a director of the Corporation elected at the last annual general meeting of shareholders of CSI except for Paul Cataford and Rick Heiniger.

No director has had a cease trade order or similar regulatory orders or bankruptcy or similar proceedings against directors or companies which they have been directors or officers of within 10 years other than Michael J. Lang who was previously a director of Beau Canada Exploration Ltd. One of the companies acquired by Beau Canada Exploration Ltd. was Environmental Technologies Inc. (**"ETI"**). After the acquisition, Michael J. Lang became a director of ETI. ETI was issued a cease trade order on August 28, 1997. Michael J. Lang subsequently resigned as a director of ETI and ETI was wound up.

Appointment of Auditors

The persons named in the Instrument of Proxy furnished by the Corporation intend, unless otherwise directed, to vote in favour of an ordinary resolution to reappoint the firm of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the Board to fix their remuneration. KPMG, LLP, Chartered Accountants, were originally appointed as auditors of the Corporation on January 1, 1996.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation.

Certain information regarding CSI's audit committee, including the fees paid to CSI's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in CSI's renewal annual information form for the year ended December 31, 2004, an electronic copy of which is available on the internet on CSI's SEDAR profile at www.sedar.com.

Ratification and Approval of Amendments to the Employee Share Option Plan

At an annual and special meeting of shareholders held on May 27, 2004, the Corporation's share option plan (the "Plan") as previously adopted by the Board and approved by the shareholders of the Corporation, was further amended to provide that the aggregate number of common shares issuable under the Plan was not to exceed 5,600,000 common shares. As at the date hereof, there are approximately 3,488,403 options to purchase common shares outstanding under the Plan.

Effective January 1, 2005, the TSX implemented amendments to the TSX Company Manual, including amendments to security based compensation arrangements such as the Plan, to allow for TSX listed issuers to adopt "rolling maximum/evergreen" plans. Effective April 5, 2005, the Board of Directors of the Corporation approved of certain amendments to the Plan, subject to regulatory and shareholder approval as required. Specifically, the Plan has been amended as follows:

1. to delete reference to a maximum number of shares issuable or reserved pursuant to the Plan, and provide that the maximum number of Common Shares issuable pursuant to the Plan shall be a "rolling maximum" equal to 15% of the outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the plan, and any exercises of options will make new grants available under the Plan;

2. to provide that the Committee which administers the Plan has the discretion to accelerate or provide for the acceleration of the vesting of options previously granted and, in some such circumstances, to provide for the termination of the options on payment to the optionee of an amount in cash equal to the difference between the strike price of the options and the transaction price being paid on a per share basis under the take-over bid or change of control transaction;

3. to allow for options to be granted to a company either (i) wholly-owned by any person to whom options may otherwise be granted hereunder; or (ii) controlled by any person to whom options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person's spouse, minor children and/or minor grandchildren), subject to any requirements of any applicable regulatory authority having jurisdiction;

(The above amendment is intended to assist participants in the Plan to conduct tax planning, if desired.)

4. to allow for the directors, by resolution, to amend the Plan without shareholder approval, however, the directors will not be entitled to amend a share option grant for a share option held by an insider to lower the exercise price or to extend the expiry date.

The TSX's changes include a requirement that all security based compensation arrangements, including stock option plans, be approved by shareholders every 3 years.

The Plan will continue to have the following features:

1. directors, officers, employees and consultants, or those of subsidiaries, are eligible to receive options under the Plan;

2. the Plan provides that the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other share compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Common Shares (calculated on a non-diluted basis);

3. the Plan also provides that the number of Common Shares together with all of the Corporation's other previously established or proposed share compensation arrangements: (i) issuable (or reserved for issuance) to Insiders will not exceed 10% of the outstanding Common Shares; (ii) issued to Insiders within any one year period will not exceed 10% of the Outstanding Common Shares; and (iii) which may be issued to any one Insider and such Insider's associates within a one year period will not exceed 5% of the Outstanding Common Shares;

4. any options granted pursuant to the Plan shall be non-assignable;

5. the vesting arrangements are within the discretion of the Board;

6. the exercise price for options is equal to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant;

7. the term of stock option grants are within the discretion of the Board, but cannot be longer than 10 years;

8. the Plan provides that the Board, or a committee thereof, shall, with the approval of the Optionee, if required, amend the terms of the option granted under the Plan without the approval of shareholders, unless otherwise required by the TSX; however, the Board or a committee thereof

shall not be entitled to amend any option held by an insider to lower the exercise price or to extend the expiry date of the options without the approval of the TSX and, if required by the TSX, shareholder approval; and

9. options terminate within a period of time following an optionholder ceasing to be at least one of an employee, director, officer or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, options will expire at the earlier of the end of the original option period or 12 months after the death date.

Accordingly, at the Meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, as an ordinary resolution of the shareholders of CSI Wireless Inc. (the "Corporation"), that:
>
> 1. the share option plan of the Corporation shall be amended as described under the heading "Ratification and Approval of Amendment to the Share Option Plan" in the information circular relating to this meeting with such other conforming changes as the Board considers appropriate based on the amendments to the TSX Company Manual; and
>
> 2. any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution; and
>
> 3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the proposed amendment to the Plan is conditional upon receipt of final approval from the TSX and the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.

The resolution to amend the Plan referred to as the "Share Option Rolling Plan Resolution", must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the Meeting in respect of this resolution, being a majority of the votes cast at the meeting by shareholders on the resolution.

PART IV - INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares, both of which are issuable in series. As at April 5, 2005, there were 33,736,470 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

The holders of Common Shares are entitled to receive notice of all shareholders meetings (other than meetings of a class or series of shares of the Corporation other than the Common Shares) and to one (1) vote thereat for each share held. The holders of the Common Shares are entitled to receive such dividends as are declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of the Corporation ranking in priority to the Common Shares, and in respect of return of capital, the holders of Common Shares are entitled to share pro rata together with the holders of any other classes of shares ranking equally with the Common Shares in such assets of the Corporation as are available for distribution.

The Corporation has authorized the first series of First Preferred Shares, being the Series 1 First Preferred Shares, of which 1,550,000 have been authorized for issuance. As of the date hereof, there are no Series 1 First Preferred Shares issued and outstanding.

To the knowledge of the directors or senior officers of the Corporation, except as set forth below, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation as at the date hereof.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Acuity Investment Management Inc.	3,595,900	10.66%

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The information provided below relates to remuneration paid during the financial years ended December 31, 2004, December 31, 2003 and December 31, 2002 to the Corporation's Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers (the "**Named Executive Officers**"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Stephen A. Verhoeff President and Chief Executive Officer	2004 2003 2002	219,300 193,500 183,647	77,282[1] 30,000 55,000[2]	Nil Nil Nil	100,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	9,000[3] 9,000[3] 9,000[3]
Cameron B. Olson Chief Financial Officer and Vice-President Finance[4]	2004 2003 2002	157,500 136,636 117,227	57,360[5] 15,000 9,000	Nil Nil Nil	110,000 90,000 8,000	Nil Nil Nil	Nil Nil Nil	15,400[6] 34,241[6] 39,767[6]
Colin Maclellan Chief Operating Officer	2004 2003 2002	211,736 186,724 64,817	58,144[7] 22,000 Nil	Nil Nil Nil	60,000 50,000 175,000	Nil Nil Nil	Nil Nil Nil	9,000[8] 64,939[8] 136,590[8]
Michael Whitehead Chief Scientist, GPS	2004 2003 2002	141,075US 135,000US 119,125US	30,053US[9] Nil Nil	Nil Nil Nil	20,000 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Scott Terry Chief Engineer, Wireless	2004 2003 2002	148,720US 143,000US 123,521US	Nil Nil Nil	Nil Nil Nil	10,000 30,000 Nil	Nil Nil Nil	Nil Nil Nil	19,884[10] 50,565[11] 45,718[12]

Notes:

(1) Represents bonus earned in 2004, of which $58,500 was paid in 2004 and $18,782 was paid in 2005.

(2) Represents bonus earned in 2002, of which $27,500 was paid in 2002 and $27,500 was paid in 2003.

(3) Mr. Verhoeff receives a car allowance of $750 per month.

(4) Mr. Olson assumed the role of Chief Financial Officer and Vice-President Finance effective October 15, 2003. Prior to this, Mr. Olson was Vice-President Finance, Wireless.

(5) Represents bonus earned in 2004, of which $43,500 was paid in 2004 and $13,860 was paid in 2005.

(6) Mr. Olson received a car allowance of $9,000 ($9,000 in 2003 and 2002) and shares under the Incentive Share Administration Plan of $25,241 in 2003 and $30,767 in 2002.

(7) Represents bonus earned in 2004, of which $20,000 was paid in 2004 and $38,144 was paid in 2005.

(8) Mr. Maclellan received a car allowance of $9,000 ($9,000 in 2003 and $3,375 in 2002) and shares under the Incentive Share Administration Plan of $55,939 in 2003 and $97,215 in 2002. In 2002, Mr. Maclellan also received $36,000 of consulting fees prior to becoming an employee of the Corporation.

(9) Represents bonus earned in 2004, of which $1,800 US was paid in 2004 and $28,253 US was paid in 2005.

(10) Represents forgiveness of loans granted to assist in payment of tax withholdings relating to shares received under the Incentive Share Administration Plan.

(11) $31,188 US of this amount represents loan forgiveness and $19,377 US of this amount represents shares received under the Incentive Share Administration Plan.

(12) Represents the value of shares received under the Incentive Share Administration Plan.

(13) During 2004, there were eleven executive officers of the Corporation. In respect of the financial year ended December 31, 2004, the eleven executive officers received, in the aggregate, cash remuneration of $1,384,367 CDN and $469,848 US.

Option Grants

The Corporation has from time to time, issued options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation and its subsidiaries. Pursuant to the Corporation's share option plan the aggregate number of Common Shares that may be issued pursuant to the exercise of options shall not exceed 5,600,000. The exercise price of such options cannot be less than the market price of the Common Shares on the stock exchange on which such shares are then traded.

The following table details the grants of options to purchase Common Shares of the Corporation to the Named Executive Officers during the financial year ended December 31, 2004.

Name	Options Granted in 2004	% of Total Options Granted to Employees(1)	Exercise Price ($/share)	Market Value of Common Share on the Date of Grant(2) ($/share)	Expiry Date
Stephen A. Verhoeff	100,000	6.65%	2.65	2.65	June 22, 2009
Cameron Olson	50,000 60,000	3.33% 3.99%	1.76 2.65	1.76 2.65	January 22, 2009 June 22, 2009
Colin Maclellan	60,000	3.99%	2.65	2.65	June 22, 2009
Michael Whitehead	20,000	1.33%	2.65	2.65	June 22, 2009
Scott Terry	10,000	0.67%	2.65	2.65	June 22, 2009

Notes:
(1) During the financial year ended December 31, 2004 a total of 1,275,000 options to purchase Common Shares were granted under the Plan.
(2) Based on the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.

Option Exercises

The following table sets forth information with respect to options exercised by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2004.

Name	Options Exercised (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-money Options at Financial Year End Exercisable/ Unexercisable(2) ($)
Stephen A. Verhoeff	Nil	N/A	298,333/141,667	681,782/310,418
Cameron Olson	4,000	6,400	117,611/106,389	312,181/238,639
Colin Maclellan	Nil	N/A	192,639/92,361	353,439/186,861
Michael Whitehead	40,000	29,810	22,222/27,778	57,655/58,945
Scott Terry	Nil	Nil	90,432/13,889	211,220/29,473

Notes:
(1) Based upon market value of the Common Shares at exercise, less the exercise price.
(2) Based upon a closing price on the TSX of $4.38 per Common Share on December 31, 2004, less the exercise price.

Securities Authorized For Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans at December 31, 2004.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	3,783,469 Common Shares	$2.22	1,199,139 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,783,469 Common Shares	$2.22	1,199,139 Common Shares

Note:
(1) Relates to the Corporation's Share Option Plan and the Wireless Acquisition Share Option Plan.

Executive Employment Contracts and Termination of Employment

The Corporation has entered into employment agreements with each of the Named Executive Officers. They provide, *inter alia,* that if employment of Messrs. Verhoeff, Olson and Maclellan is terminated for any reason, other than for cause, they shall be entitled to termination payments equal to the product of twelve plus one, for each completed year of service, times their monthly salary plus benefits, to a maximum of two years salary and benefits at current salary.

Share Option Plans

The Corporation's share option plan permits the granting of options to purchase Common Shares to officers, directors and employees of, and key consultants to, the Corporation. Currently, a maximum of 5,600,000 Common Shares may be reserved for issuance pursuant to the Plan. Since its adoption in April, 1996, approximately 1,011,957 options have been exercised under the Plan, leaving options to purchase approximately 4,588,043 Common Shares or approximately 13.6% of the currently issued and outstanding number of Common Shares available for issuance under the Plan. As at April 5, 2005, there were options to purchase 3,488,403 Common Shares (or approximately 10.3% of the Common Shares outstanding as at such date) outstanding under the Plan.

The Plan also provides, among other things, that:

1. any options granted pursuant to the Plan shall expire not later than ten years after the date of grant;

2. any options granted pursuant to the Plan shall be non-assignable;

3. the exercise price of any options granted pursuant to the Plan shall not be lower than the market price of the Common Shares on the date of the grant, where the "market price" is defined as the closing trading price of the Common Shares on the TSX (as reported by such exchange) on the day immediately prior to the date of the grant;

4. the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

5. the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to any one insider and such insider's associates shall not exceed 5% of the outstanding Common Shares.

In connection with its acquisition of Wireless Link Corporation in 2000, the Corporation also adopted the Wireless Link Acquisition Share Option Plan (the "**Wireless Plan**") and reserved 950,000 options to purchase Common Shares for granting to certain directors, officers and employees of Wireless Link in conjunction with such acquisition. The terms of the Wireless Plan are substantially similar to those set forth in the Plan. As at April 5, 2005 there were options to purchase 188,274 Common Shares outstanding and available for exercise under the Wireless Plan or approximately 0.1% of the Common Shares outstanding as at such date. No additional amounts will be issued under the Wireless Plan and all options granted under this plan will expire during 2005. The Plan and the Wireless Plan are hereinafter sometimes referred to as the "**Plans**".

Compensation Committee

The directors of the Corporation established a compensation committee (the "**Committee**") in May, 1996. The Committee is currently comprised of Michael J. Lang and Howard W. Yenke. Neither of these directors are executive officers of the Corporation and all are "unrelated" for the purposes of the TSX Report, as described under "Corporate Governance".

The Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

Report of Compensation Committee

TO: The Shareholders of CSI Wireless Inc.

Executive Compensation Strategy

The Corporation's executive compensation program is comprised of three components: salary, bonus plan and stock based compensation. The objectives of the program are to attract and retain high quality employees, and to motivate performance by tying total compensation to improvement in the Corporation's long-term financial success, measured in terms of share value.

Base Salaries

Salaries of the executive officers are reviewed annually based on individual performance, responsibility and experience. The Corporation participates in industry salary surveys, if necessary, to ensure that salaries offered to executives are competitive among industry peer companies of similar size.

Incentive Compensation Plan

The Corporation has established an incentive compensation plan for its executive officers based upon the financial performance of the Corporation for the applicable financial year and the performance of the executive officers. The structure and performance targets of the incentive compensation plan are reviewed annually, and are approved by the Compensation Committee of the Corporation. Bonuses are

also paid out to certain executive officers upon the completion of certain significant events as approved by the Compensation Committee of the Corporation. Remuneration from the incentive compensation plan in the aggregate of $255,406 Cdn. and $29,053 US were earned by the executive officers during the financial year ended December 31, 2004; $113,406 Cdn. and $28,253 US of these amounts were paid in 2005. Bonuses in the aggregate of $4,000 Cdn. and $1,000 US were paid in 2004, but earned in 2003.

Stock-Based Compensation

Stock options under the Corporation's share option plan are granted to executive officers based upon their performance, the performance of the Corporation and the competitive practices of comparable companies. The awarding of stock options serves to motivate the executive officers to focus on the long term interests of the Corporation, which is consistent with the interests of the Corporation's shareholders. Stock options are granted at the market price in effect on the date of grant and the ultimate realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares after the date of the grant.

In prior years, certain executive officers were awarded grants of Common Shares under the Incentive Share Administration Plan. This plan was established in connection with the acquisition of Wireless Link Corporation in June 2000 with a view to ensuring management and employees' continued involvement with the operations and affairs of the Corporation. The final issuance of shares under this program took place in June 2003, whereupon the plan was terminated.

CEO Compensation

The Chief Executive Officer's responsibility is to provide direction and leadership in setting and achieving goals which will create value for the Corporation's shareholders. During 2004, the Corporation's Chief Executive Officer was compensated with a base salary of $219,300 and a bonus of $77,282. The salary level was reviewed during 2004 and compared against published data in respect of chief executive officer salaries within the industry.

In addition to the salary, the Chief Executive Officer has the ability to earn a bonus and receive share option grants. The intent of the bonus and share option opportunities is to provide the Chief Executive Officer with incentive to strategically grow the Corporation with such growth to be reflected in the market price of the Corporation's Common Shares, thereby benefiting both the Chief Executive Officer and the shareholders of the Corporation.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. Through the plans described above, a significant portion of the Corporation's executive compensation is based on individual and corporate performance and industry-competitive pay practices. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the industry in which the Corporation operates and consistent with the performance of the Corporation.

Presented by the Compensation Committee:

Michael J. Lang
Howard W. Yenke

Performance Graph

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on December 31, 1999) on the Common Shares of the Corporation during the period ended December 31, 2004, with the cumulative total return of the TSX 300 Composite Index for the same period.


Cumulative Total Return on $100 Investment
(December 31, 1999 - December 31, 2004)
400
350
300
250
200
150
100
50
0
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Common Shares of CSI
S&P/TSX Composite Index

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Common Shares of CSI	100	251	131	96	149	337
S&P/TSX Composite Index	100	107	94	82	104	119

Compensation of Directors

Directors who are also executive officers of CSI do not receive compensation for acting in their capacities as directors. Directors of the Corporation who are not executive officers may receive compensation for serving in their capacity as such as determined by the Compensation Committee. An aggregate of $155,583 was paid to Directors for serving in such capacity during the financial year ended December 31, 2004: Messrs. Camwell, Yenke, and Brower each received $12,750 for serving as Directors; Mr. Najafi received $9,205; Mr. Hamilton received 10,250; while Mr. Cataford received $5,583 for serving as directors; and Mr. Lang received $12,750 in directors' fees, $50,000 for his role as Chairman of the Board and an additional $29,500 for additional services performed in his capacity as a Director. All Directors are reimbursed for out-of-pocket expenses incurred in connection with the performance of their duties.

In addition to serving in their capacities as Directors, certain of the Directors provide consulting services to the Corporation. During the year ended December 31, 2004, Mr. Najafi received consulting fees totalling $60,000US. Mr. Brower received consulting fees totalling $23,000US.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The aggregate indebtedness to the Corporation of all senior officers and directors of the Corporation was $44,489 US as at April 5, 2005. Details with respect to the outstanding indebtedness are set forth below:

Name and Principal Occupation	Involvement of the Corporation	Largest Amount Outstanding from January 1, 2004 to December 31, 2004 ($)	Amount Outstanding at April 5, 2005 ($)	Financially Assisted Securities Purchases from January 1, 2004 to December 31, 2004 (#)	Security for Indebtedness
Scott Terry Chief Engineer, Wireless	Lender	$44,489US[1]	$33,367US	Nil	Security on the Common Shares issued and bonus payments

Note:

(1) In relation to the purchase of Wireless Link Corporation by CSI in June 2000, Mr. Terry had a Promissory Note allowing for the purchase of Wireless Link Shares. CSI Wireless also prepaid the withholding taxes on Incentive Shares that were issued in 2001. The total of these two amounts was $55,611US. Effective 2003, the Corporation agreed to forgive the repayment over a 5 year period, rather than Mr. Terry receiving bonuses to repay such amount.

Except as set forth above, no director, executive officer or other senior officer of the Corporation, or any associate of any such director or officer, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

The Toronto Stock Exchange (TSX) has adopted guidelines to help its listed companies achieve and maintain good corporate governance. Each of the guidelines is listed below, followed a description of CSI's related activities.

Guideline 1 – Stewardship of the Company

The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

The Board of Directors has adopted a Board Mandate (the "**Mandate**"), and terms of reference for each of its committees. The Mandate explicitly makes it responsible for the stewardship of CSI. In discharging this responsibility, Directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board:

- defines, in consultation with the CEO, CSI's principal objectives;
- supervises the management of CSI's business and affairs to achieve the principal objectives;
- discharges duties imposed on the Board by applicable laws;
- takes all action that the Board deems necessary to carry out its foregoing responsibilities.

As part of its Mandate, CSI's Board is responsible to perform a variety of specific duties. Many are described below, in relation to other TSX guidelines.

Guideline 1(a) – Strategic Planning Process

As part of the overall stewardship responsibility, the Board of Directors of every corporation should assume responsibility for adoption of a strategic planning process.

The Board's Mandate requires the CEO each year to present to the Board strategic plans, which take into account the risks and opportunities of the business. At least one Board meeting each year is devoted to discussing and considering the plans. Management must seek the Board's approval for any transaction and/or contract that would have a significant impact on the strategic plans, and that would be material to the Corporation.

Guideline 1(b) – Principal Risks

As part of the overall stewardship responsibility, the Board of Directors of every corporation should assume responsibility for identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.

The Board has identified the principal risks of the Corporation's business and works with management on an on-going basis to assess and review the management of such risks. The Mandate of the Board provides that the Board will work with management to review the principal risks of the Corporation's business and the steps the Corporation is taking to manage these risks.

Guideline 1(c) – Succession Planning

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for succession planning, including appointing, training and monitoring senior management.

The CSI Board is responsible, by its Mandate, for choosing the President and CEO, for appointing senior management, and for monitoring their performance. In addition, the Mandate provides that the Board is charged with a duty to, in consultation with the Chief Executive Officer, appoint all officers of the Corporation and approve the terms of each officer's employment with the Corporation. The Mandate also provides that the Board shall (i) receive from the Chief Executive Officer his evaluation of the performance of each senior officer who reports to the Chief Executive Officer (ii) develop a system under which succession to senior management positions will occur in a timely manner and (iii) to approve any proposed significant change in the management organization structure of the Corporation.

Guideline 1(d) – Communications Policy

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for a communications policy for the corporation.

The Mandate provides that the Board, in consultation with the Chief Executive Officer, is responsible for establishing and maintaining a communications policy for the Corporation. The Corporation has adopted a formal Disclosure, Confidentiality and Trading Policy that establishes procedures which: (i) permit the disclosure of information about the Corporation to the public in a timely manner; (ii) ensure that non-publicly disclosed information remains confidential; and (iii) ensure that trading of the Corporation's securities by directors, officers and employees remain in compliance with applicable securities laws. The

Corporation currently communicates with its shareholders and other stakeholders through various channels that include annual and quarterly reports, news releases, statutory filings, the internet and an investor relations firm. The Board and the Chief Executive Officer have delegated shareholder relations responsibilities to E-Vestor Communications Inc. of Toronto, Ontario to provide investor relations services. Shareholder communications are generally handled by E-Vestor Communications Inc. as well as by the Chief Executive Officer and the Chief Financial Officer of the Corporation.

Guideline 1(e) – Integrity of Internal Control

As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the integrity of the corporation's internal control and management information systems.

The Audit Committee, by its terms of reference, is responsible to monitor and consider the integrity of CSI's financial reporting and internal control processes. In order to carry out this responsibility, the Audit Committee consults with management representatives and with the Corporation's external auditor.

Guideline 2 – Board Independence

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.

Five of CSI's eight directors, including the non-executive Chairman, are considered by the Corporation to be unrelated. These directors are not a part of CSI's management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than interests and relationships arising from shareholding. These directors do not receive any financial compensation from the Corporation other than fees and share options related to services provided in their capacity as directors. The three related directors are Stephen A. Verhoeff, CSI's President and CEO; and Michael W. Brower and Hamid Najafi, both of whom do occasional consulting work for CSI and receive fees accordingly.

Guideline 3 – Individual Unrelated Directors

The application of the definition of "unrelated" director to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors.

The Corporate Governance Committee is responsible to analyze the relationships of each director, through his or her involvement with CSI and with other enterprises, and to make recommendations to the Board as to whether directors should be classified as "related" or "unrelated".

Guideline 4 – Nominating Committee

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board.

The Board's Corporate Governance Committee, which consists entirely of unrelated outside directors, is responsible to develop and maintain a list of potential candidates for Board membership, and when necessary, to review, interview, and recommend nominees to the full Board. Nominees must possess

general business management experience, together with specific experience in areas of strategic interest to CSI. Nominees must also be willing and able to devote the required time and energy to Board responsibilities, and to support the Corporation's mission and strategic objectives.

Guideline 5 – Assessing the Board's Effectiveness

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, and the contribution of individual directors.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors. The Committee surveys directors using a standardized evaluation form to provide feedback on the effectiveness of the Board. The Committee, with the participation of the Chairman, recommends changes to enhance Board performance based on survey feedback.

Guideline 6 – Orientation and Education of Directors

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance Committee is responsible by its terms of reference to develop and maintain orientation and education programs for new directors. The Corporation does not currently have a formal orientation and education program for new directors however, the Corporate Governance Committee proposes to table such item at a meeting of the Committee prior to the end of 2005. One new director (Mr. Paul Cataford) has been recently added to the Board. The Corporate Governance Committee is confident that Mr. Cataford adequately understands CSI's business in order to be an effective board member. A new member, Mr. Richard Heiniger, is being proposed as a nominee for election at the upcoming annual and special meeting of the shareholders. The Corporate Governance Committee believes that Mr. Heiniger adequately understands CSI's business and will be an effective board member.

Guideline 7 – Effective Board Size

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board of Directors has determined that six to nine members is an appropriate number of directors having regard to the size of the Corporation and the nature of its business and operations. At the current time, the Board's anticipated expanded size, to nine directors, is viewed as being effective.

Guideline 8 – Compensation of Directors

The board of directors should review the adequacy and form of the compensation of directors, and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Compensation Committee, which is comprised entirely of unrelated outside directors, is responsible to review directors' compensation, and where appropriate to make recommendations to change directors' compensation. To make its recommendations, the Committee takes into account the nature and amount of compensation paid to directors of comparable publicly traded Canadian companies and the circumstances of the Corporation.

Guideline 9 – Committees and Outside Directors

Committees of the board of directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors.

The Compensation Committee, the Audit Committee, and the Corporate Governance Committee are all composed entirely of outside, unrelated directors.

Guideline 10 – Approach to Corporate Governance

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Corporate Governance Committee, by its terms of reference, is responsible for reviewing CSI's overall governance principles, recommending any changes to them, and recommending to the Board for approval the Corporation's disclosures in response to the TSX governance guidelines. The Committee monitors best practices among major Canadian companies to ensure CSI continues to carry out high standards of corporate governance.

Guideline 11 – Position Descriptions

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives the CEO is responsible for meeting.

Under its Mandate, the Board, in consultation with the CEO, is responsible to develop a position description for the CEO. The Board is also responsible to review and approve the corporate objectives that the CEO is responsible for meeting, and to assess the CEO's performance against these objectives.

The Board is also responsible to establish the limits of management's authority and responsibility in conducting the Corporation's business. In this regard, the Board has identified that management is responsible, among other responsibilities, to:

- propose and, in response to Board approval, execute CSI's corporate strategies, long-term plans, goals and targets;
- carry out a comprehensive budgeting process and monitor the Corporation's financial performance against the budget;
- be accountable for CSI's financial and competitive performance;
- provide timely, complete and accurate information about CSI's business operations;
- identify opportunities and risks affecting the Corporation's business, and to respond appropriately to them;
- ensure the development of senior executives and plan for their succession; and

- manage CSI's resources in a manner consistent with enhancing the Corporation's value while maintaining appropriate ethical, legal, environmental, corporate and social standards.

Guideline 12 – Board Independence

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The primary structure that ensures that CSI's Board functions independently of management is that seven of CSI's eight directors, including the Chairman, are outside directors, in that they are not members of CSI's management.

Other factors in place to help ensure the CSI Board's autonomy from Management:

- the Board, its Audit Committee, Compensation Committee, and Corporate Governance Committee are all composed entirely of outside unrelated directors;
- any director can call a meeting of the Board or of a committee of which he is a member; and
- all directors and committees have the right to recommend the engagement of professional or other advisors.

Guideline 13 – Audit Committee

The audit committee of every board of directors should be composed only of outside (non-management) directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication lines with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibility for management reporting on internal control.

CSI's Audit Committee is composed of three external unrelated directors. All three are financially literate, meaning they are able to read and understand financial statements of a complexity level comparable to that of the financial statements of CSI Wireless. Mr. Hamilton is a Chartered Accountant and Certified Financial Analyst; Mr. Lang holds a Masters Degree in Business Administration and Mr. Camwell is a professional engineer and has held senior management positions with a number of companies.

The Audit Committee is responsible by its terms of reference to review CSI's annual and quarterly financial statements, accounting practices, business and financial controls, and the results of all external audits. It is also responsible to recommend to the Board the external auditors to be appointed by shareholders at each annual meeting, review their audit work plan, approve their fees and approve all non-audit services to be provided by their firm. The Audit Committee has direct communication lines with the external auditors. The external auditors attend and participate in all quarterly Audit Committee meetings, at which time they present a review of the financial statements and meet with the Audit Committee separately from management.

Guideline 14 – Outside Advisors

The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Directors, and each committee, may hire outside advisors at the Corporation's expense, subject to the review of the Corporate Governance Committee. No advisors were hired in 2004.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors or except as disclosed elsewhere in this Information Circular or as described below.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special and Annual Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of CSI's latest annual information form and any documents incorporated therein by reference, the 2004 annual report to shareholders containing comparative financial statements for 2004 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular upon request to the Chief Financial Officer and Vice President Finance, 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4. If you wish, this information may also be accessed on CSI's website (www.csi-wireless.com) or on SEDAR at www.sedar.com.

CSI WIRELESS INC.

RECEIVED

2005 SEP 21 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

943

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on May 25, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may property come before the meeting.

Fold

Proxies submitted must be received by 3:00 pm, Mountain Time, on May 23, 2005

00843A

Appointment of Proxyholder

I/We, being holder(s) of CSI Wireless Inc. hereby appoint: Stephen A. Verhoeff, President and CEO and a director of the Corporation or, failing him, Cameron B. Olson, CFO and VP, Finance of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of CSI Wireless Inc. to be held at the Offices of CSI Wireless 4110 - 9 Street Calgary, AB T2G 3C4 on May 25, 2005 at 3:00 PM and at any adjournment thereof.

1. Resolution To set the number of Directors at nine (9).

For ▷ ☐ Against ▷ ☐

2. Election of Directors as outlined in the Information Circular.

FOR all nominees: ▷ ☐

WITHHOLD vote for all nominees: ▷ ☐

Fold

3. Appointment of Auditors

The appointment of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such.

For ▷ ☐ Withhold ▷ ☐

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

4. Amend the Share Option Plan

An ordinary resolution, referred to as the "Share Option Rolling Plan Resolution", to amend the Corporation's share option plan to, among other things, provide for a maximum number of Common Shares issuable under the plan to 15% of the outstanding Common Shares.

For ▷ ☐ Against ▷ ☐

Fold

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

CSYQ

00844B

News release via Canada NewsWire, Calgary 403-269-7605

(24)

Attention Business Editors:
CSI Wireless completes acquisition of Outback(R) GPS agriculture guidance business

CALGARY, April 11 /CNW/ - CSI Wireless Inc. ("CSI"), a global provider of GPS and Wireless products, announced today that it has completed the acquisition of the sales, marketing and distribution assets associated with the market-leading Outback(R) line of GPS guidance products for agriculture applications (the "Outback Business") from RHS, Inc. ("RHS").

An overview of the Outback Business transaction can be found in CSI's press release dated April 5, 2005. The closing date of the acquisition was April 8th, 2005.

At closing, CSI issued to RHS consideration of 4.4 million common shares of CSI Wireless and a note payable in connection with the cash portion of the transaction consideration. Net cash to be delivered to RHS on redemption of the note will be approximately US$9.6 million. All other transaction details are as outlined in CSI's April 5th 2005 press release.

CSI expects to redeem the note with the cash proceeds from its "bought-deal", underwritten private placement financing announced March 28th, 2005. Proceeds from the private placement are anticipated to be a minimum of C$12 million. The financing is expected to close on April 19th, 2005. The Common Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

About CSI

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 38 million shares outstanding. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

%SEDAR: 00004587E

/For further information: Stephen Verhoeff, President & CEO, CSI Wireless Inc., (403) 259-3311, sverhoeff(at)csi-wireless.com; Corbet Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400,

cpala(at)e-vestorcom.com; Jeff Adams, Public Relations Manager, CSI Wireless Inc., (403) 259-3311/615-8747 (cell), jadams(at)csi-wireless.com; Rick Heiniger, CEO, RHS Inc., (816) 595-5542, rheiniger(at)rhs-inc.com/ (CSY.)

CO: CSI Wireless Inc.

CNW 16:10e 11-APR-05

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless completes acquisition of Outback® GPS agriculture guidance business

Calgary, Alberta – April 11, 2005 – CSI Wireless Inc. ("CSI"), a global provider of GPS and Wireless products, announced today that it has completed the acquisition of the sales, marketing and distribution assets associated with the market-leading Outback® line of GPS guidance products for agriculture applications (the "Outback Business") from RHS, Inc. ("RHS").

An overview of the Outback Business transaction can be found in CSI's press release dated April 5, 2005. The closing date of the acquisition was April 8th, 2005.

At closing, CSI issued to RHS consideration of 4.4 million common shares of CSI Wireless and a note payable in connection with the cash portion of the transaction consideration. Net cash to be delivered to RHS on redemption of the note will be approximately US$9.6 million. All other transaction details are as outlined in CSI's April 5th 2005 press release.

CSI expects to redeem the note with the cash proceeds from its "bought-deal", underwritten private placement financing announced March 28th, 2005. Proceeds from the private placement are anticipated to be a minimum of C$12 million. The financing is expected to close on April 19th, 2005.

About CSI

With offices in Calgary, Silicon Valley, and Phoenix, CSI designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company owns numerous patents and intellectual property relating to wireless and GPS technologies. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 38 million shares outstanding. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Rick Heiniger
CEO
RHS Inc.
816-595-5542
rheiniger@rhs-inc.com

96

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Jay P. Reid
Direct Phone: (403) 260-0340
Direct Fax: (403) 260-0330
jpr@bdplaw.com

Assistant: Desiree Hodacsek
Direct Phone: (403) 260-0365
Our File: 51434-1

VIA SEDAR

April 13, 2005

Office of the Registrar of Securities
Northwest Territories

Attn: Maxine Morin, D/Registrar of Securities

Dear Sirs/Mesdames:

Re: CSI Wireless Inc./SEDAR #758782 AIF (NI 51-102)

Further to your letter dated April 13, 2004 with respect to the above captioned matter, please be advised that we are withdrawing this submission. We apologize for any inconvenience this may have caused you.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"Jay P. Reid"

Jay P. Reid

JPR\dh

G:\051434\0001\LT NWT Registrar of Securities.doc

(97)

RECEIVED

2005 SEP 21 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

CSI Wireless Inc.
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

Item 2. Date of Material Change:

April 8, 2005

Item 3. News Release:

A press release disclosing the details outlined in this Material Change Report was issued on April 11, 2005 and disseminated through the facilities of Canada NewsWire.

Item 4. Summary of Material Change:

On April 8, 2005 CSI Wireless Inc. ("CSI" or the "Corporation"), and its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of the sales, marketing and distribution assets associated with the Outback® line of GPS guidance products for agriculture applications (the "Outback Business") from RHS, INC. ("RHS"), a Kansas corporation and its wholly-owned subsidiary.

Item 5. Full Description of Material Change:

On April 8, 2005 CSI Wireless Inc. ("CSI" or the "Corporation"), and its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of the sales, marketing and distribution assets including inventory associated with the Outback® line of GPS guidance products for agriculture applications (the "Outback Business") from RHS, INC. ("RHS"), a Kansas corporation and its wholly-owned subsidiary, Outback Canada Inc., a Kansas corporation, in consideration for the following (subject to adjustment):

(a) a promissory note in the amount of US $10,650,000 (net cash to be delivered to RHS on redemption of the note will be reduced by the net income of the Outback Business from February 1, 2005 to April 8, 2005 before depreciation, taxes and certain other expenses and is estimated to be approximately US $9,600,000);

(b) 4,400,000 common shares of the Corporation ("Common Shares"), which shares are held in escrow, with one-third to be released on each anniversary of the acquisition, subject to earlier release if CSI terminates Richard Heiniger (other than for cause), who will join Satloc to manage its business; and

(c) 2,100,000 performance warrants of the Corporation, each warrant exercisable for one Common Share for no additional consideration subject to certain exercise terms relating to performance of the Outback Business and terms relating to the retention of Richard Heiniger.

(d) US $201,830 in cash for the RHS computer system and the assumption of indebtedness of approximately US $970,897 in connection with the computer system.

The Corporation expects to redeem the note with the cash proceeds from its "bought-deal", underwritten private placement, announced on March 28, 2005, of 4,000,000 Common Shares to be issued at a price of $3.75 per Common Share for anticipated gross proceeds of Cdn $15,000,000. The financing is expected to close on April 19th, 2005. GMP Securities Ltd. is acting as lead underwriter of a syndicate of underwriters which includes Paradigm Capital Inc., Clarus Securities Inc., Desjardins Securities Inc. and Pacific International Securities Inc.

The Outback Business will be combined with the Corporation's GPS Business Unit to create "Hemisphere GPS", which will market Satloc and Outback® branded products together with the Corporation's other GPS products. Hemisphere GPS brings together CSI's proprietary GPS technology and manufacturing strengths and RHS's exceptional sales, marketing and branding and distribution expertise.

Pursuant to the acquisition, Richard Heiniger, President of RHS was appointed President of Satloc and Dean Ryerson of RHS was appointed Vice President and General Manager of Satloc (named to be changed to Hemisphere GPS)

Richard Heiniger will be appointed to CSI's board of directors upon receipt of regulatory approval. Richard Heiniger and Dean Ryerson will be appointed to CSI's Executive Committee. All RHS employees key to the operation of the Outback business have agreed to join Satloc.

Item 6. Reliance on Subsection 7.1 (2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information:

No information has been omitted.

Item 8. Executive Officer:

The name and business numbers of the executive officer of CSI Wireless Inc., who is knowledgeable of the material change and this report is:

Cameron Olson, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 640-6720
Facsimile: (403) 259-8866

Item 9. Date of Report

April 18, 2005

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Inc. Announces Closing of $15 Million Private Placement

CALGARY, Alberta – April 19, 2005 - (TSX: CSY) CSI Wireless Inc. ("CSI" or the "Company") is pleased to announce that it closed the previously announced bought-deal private placement of 4,000,000 common shares of the Company ("Common Shares") issued at a price of $3.75 per Common Share for total gross proceeds of $15,000,000. GMP Securities Ltd. led the underwriting syndicate, which also included Paradigm Capital Inc., Clarus Securities Inc., Desjardins Securities Inc. and Pacific International Securities Inc.

Proceeds from the private placement will be used to redeem the note issued as partial consideration for the recent acquisition by CSI and its wholly owned subsidiary, Satloc LLC, of the sales, marketing and distribution assets, including inventory, associated with the Outback® line of GPS guidance products for agriculture applications from RHS, INC. and its wholly-owned subsidiary, Outback Canada Inc. The balance of the proceeds will be used for general corporate purposes.

"Investor demand for this financing was high, enabling us to increase the amount raised from $12 million, to $15 million," stated Stephen Verhoeff, President and CEO of CSI. "This capital allowed us to quickly complete the acquisition of the Outback business and establish the dominant position within the precision agriculture market."

The Common Shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other markets. CSI is a leader in several high growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture and Telematics. CSI Wireless owns numerous patents and intellectual property relating to wireless and GPS technologies. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY". For more information about CSI Wireless, which has facilities in Calgary, Silicon Valley, and Phoenix, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI Wireless Inc.
Interim Management Discussion and Analysis
First Quarter ended March 31, 2005

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of May 3, 2005 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including GPS Guidance in Agriculture, consumer-based Desktop Cellular Telephones and commercial and consumer Telematics.

Results of Operations

Summary of Quarterly Results

	For the Quarters Ended							
	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005
Revenue	$ 21,895	$ 15,134	$ 9,948	$15,146	$18,707	$23,181	$24,524	$ 22,198
Gross margin	5,227	4,839	3,555	5,575	6,672	7,328	6,640	7,279
Expenses								
Research & development	1,795	1,592	1,732	2,026	2,559	2,763	2,184	2,583
Selling	1,057	1,003	1,039	1,027	1,216	1,197	1,148	1,313
General & administrative	1,184	980	952	1,128	1,160	1,257	924	1,378
Stock-based compensation	-	-	-	134	159	204	198	209
Depreciation & amortization	235	288	296	261	300	399	526	497
	4,271	3,863	4,019	4,576	5,394	5,820	4,980	5,980
Earnings (loss) before the following	956	976	(464)	999	1,278	1,508	1,660	1,299
Interest expense	171	141	168	103	(52)	(24)	11	(30)
Foreign exchange (gain) loss	(86)	42	40	108	(294)	388	600	(33)
Premium on preferred shares	74	51	52	62	64	41	-	-
	797	742	(724)	726	1,560	1,103	1,049	1,362
Loss (recovery) from arbitration	292	1,154	(135)	-	-	-	-	-
Restructuring costs	-	160	-	-	-	-	-	-
	505	(572)	(589)	726	1,560	1,103	1,049	1,362
Current tax expense	-	-	-	-	-	-	145	45
Net income (loss) for the period	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317
Income (loss) per common share*	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04

*Calculated using quarterly weighted averages

Quarter Ended March 31, 2005 versus Quarter Ended March 31, 2004

Revenues

First quarter revenues of $22.2 million were an increase of 47% over the first quarter of 2004. GPS revenues were $9.8 million, up 18% from $8.3 million in the first quarter of 2004. Strength in the agriculture and marine markets drove GPS growth in the quarter. Wireless revenues of $12.4 million were up 81% over revenues of $6.9 million in the first quarter of 2004 as a result of strong shipments of desktop cellular telephones

Gross Margins

First quarter gross margins of $7.3 million were the second highest level of margins in CSI's history. In percentage terms, gross margins of 33% in the first quarter were down from 37% in the first quarter of 2004 due to a much higher mix of wireless revenues that do not have margins as high as the GPS products.

GPS Business Unit gross margins in the first quarter of 2005 were 52.3% compared to 53.6% in the first quarter of 2004. Slightly lower margins in agriculture were realized compared to the first quarter of 2004, driven in part by foreign exchange rates as the Canadian dollar strengthened by 7% in the quarter relative to the first quarter of 2004.

Wireless Business Unit gross margins in the first quarter of 2005 were 17.4% compared to 16.5% in the first quarter of 2004. As expected, margin improvements on the GSM desktop cellular phones were achieved during the first quarter. Costs for the GSM phones are following a similar trend to what was experienced with the TDMA desktop cellular phone following its introduction in 2002. During the first quarter, progress was made in GSM phone cost reduction as manufacturing and volume related cost reductions were achieved. CSI expects to see this trend continue through 2005 as we achieve increasing volumes and implement further planned design, manufacturing and procurement cost reductions. Going forward, these cost reduction will be tempered by price pressures given that the GSM market is very competitive.

Operating Expenses

Operating costs in the first quarter increased by $1.4 million, or 31%, compared to the first quarter of 2004 primarily as a result of the steady growth of the Company's business activities. Although the Company has realized an average revenue growth rate of over 25% over the last three years, operating expenses over this period have grown at a much lower rate, thus helping to increase profitability.

Research and development expenses increased by 28% from the first quarter of 2004, as the Company continues focused product development activities in both the GPS and Wireless businesses. Although R&D was 12% of revenue in the first quarter of 2005, CSI expects that on an annual basis, R&D expenses will be below our target of 10% for 2005.

Interest and Other

The Company reported interest income, net of interest expense, of $30 thousand in the first quarter of 2005, compared to interest expense of $103 thousand in the first quarter of 2004. The Company is earning interest income on its cash balance, offset by interest expense on capital leases, which increased in the quarter in connection with capital spending during the quarter.

The Company incurred a foreign exchange translation gain of $33 thousand in the first quarter of 2005 compared to a foreign exchange loss of $108 thousand during the first quarter of 2004. The previously documented foreign exchange hedging program helped to mitigate the impact of foreign exchange fluctuations during the quarter.

Net Income

Net income for the first quarter 2005 was $1.3 million, or $0.04 per share (basic and diluted), compared to $726 thousand, or $0.03 per share (basic) and $0.02 per share (diluted) in the first quarter of 2004. The increase in net income resulted from both an increase in desktop cellular phone sales and increased sales of precision agriculture and marine products.

Quarter Ended March 31, 2005 versus Quarter Ended December 31, 2004

Revenues

Relative to the fourth quarter of 2004, consolidated revenues of $22.2 million were down by 9% from $24.5 million. GPS revenues of $9.8 million were up relative to Q4 revenues of $7.8 million, again a result of strong agriculture and marine sales. Wireless revenues of $12.4 million, were down from Q4 revenues of $16.7 million due to lower shipments of TDMA desktop cellular phones during the quarter, offset by increasing revenues from shipments of GSM desktop cellular phones. Over time, it is expected that GSM sales will make up the majority of desktop cellular phone sales as TDMA networks are transitioned to GSM networks.

Gross Margins

Gross margins in the first quarter of 2005 increased 21% to $7.3 million from $6.6 million in the fourth quarter of 2004. Stronger margins in the marine and GIS product lines were the key drivers of the increase in gross margins to 52.3% from 49.2% in the fourth quarter for the GPS Business Unit, while the Wireless Business Unit experienced an improvement to 17.4% in the first quarter of 2005 compared to 16.7% in the fourth quarter of 2004 due to improving GSM desktop cellular phone margins.

Operating Expenses

Operating expenses for the first quarter of 2005 increase by $1.0 million to $6.0 million from the fourth quarter of 2004. This increase was driven, in part, by increased general and administrative expenses in the period due to the incurrence of public company related costs which are always heavily weighted to the first quarter of the year. Research and development expenses also increased 18% from the fourth quarter of 2004 primarily associated with development activities in the wireless business.

Net Income

Net income of $1.3 million, or $0.04 per share (basic and diluted) in the first quarter of 2005 increased by $313 thousand from net income of $1.0 million, or $0.03 per share (basic and diluted), in the fourth quarter of 2004. This improvement resulted primarily from experiencing a small foreign exchange gain in the first quarter of 2005, compared to the $600 thousand foreign exchange loss in the fourth quarter of 2004. This difference was offset by an increase in operating expenses in the same period of $1 million and an increase in margins in the same period of $639 thousand.

Liquidity and Capital Resources

CSI Wireless held cash of $9.6 million at the end of the first quarter compared to a balance of $10.3 million at the end of the fourth quarter 2004. The primary items impacting the cash balance in the first quarter were:

- Accounts receivable increased at March 31 partly due to strong shipments of desktop cellular phones that occurred later in the quarter following receipt of GSM full type approval;
- Wireless inventory and accounts receivable increased as a result of components acquired by CSI's procurement team to support the manufacture of GSM desktop cellular phones and to secure cost reductions for specific components.

Total capital spending, including assets acquired under capital lease, in the first quarter was approximately $1.2 million. A significant component of capital spending relates to the purchase of production equipment for the wireless business, and represents the completion of the installation of test equipment supporting high-volume manufacturing of the GSM desktop cellular phones at the third-party production facility in China.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Outback Acquisition

On April 8th, CSI announced that it had closed the acquisition of the sales, marketing and distribution assets of the Outback business from RHS Inc. Consideration payable for the transaction is equal to 4.4 million common shares, approximately US$9.6 million in cash and the assumption of debt from RHS of approximately US$1.2 million. In addition, 700,000 common shares will be issued in each of 2006, 2007 and 2008 based on the achievement of revenue and profitability targets.

As part of the acquisition, CSI acquired working capital of US$2 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback business. In addition, CSI acquired certain fixed assets associated with the Outback business, the Outback brand name, trade names, the distribution network, the Outback e-Commerce network and other intangible assets.

The Outback business generated revenue of approximately US$20 million in 2004 with an operating income margin of approximately 11%. On a combined basis, GPS revenues from CSI and Outback would have totaled approximately C$45 million in 2004.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

100

Computershare

RECEIVED

2005 SEP 21 A 11:??

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER OF CONFIRMATION

May 4, 2005

Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Computershare Trust Company of Canada

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Registry, Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
TSX Venture Exchange

Dear Sirs:

Subject: CSI Wireless Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on May 3, 2005, to the registered holders and non-objecting beneficial owners of Common Shares of the Corporation:

1. Annual Report 2004
2. Notice of Annual and Special Meeting of Shareholders / Information Circular and Proxy Statement
3. Proxy (to registered holders only)
4. Voting Instruction Form (to NOBO holders only)
5. Product Catalogue
6. Return Envelope

We further confirm that copies of the above-mentioned materials together with the supplemental mailing list card were sent by courier to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Gisele Sabourin
Mailing Professional
ClientServicesMailings@Computershare.com

cc: CSI Wireless Inc.
Attn: Tracey Bedard

101

Interim Report · Q1 · March 31, 2005



csi wireless™

Message to Shareholders
First Quarter ended March 31, 2005

The first quarter of 2005 was a strong start to what we believe will be another record year for the Company financially. On a year-over-year basis we were able to achieve organic revenue growth of 47% and net income growth of 82%. In addition, during the quarter we negotiated the acquisition of our largest and most profitable GPS customer, as well as a $15-million financing, both of which were completed early in the second quarter.

The acquisition of the Outback® Business from RHS Inc. in April of this year has made us the largest global supplier of after-market GPS Guidance products for agriculture. The Outback product line, which CSI developed and manufactured exclusively for RHS, has quickly become the dominant product line in the GPS agriculture market. Its success results from combining CSI's technological expertise with RHS's innovative marketing and distribution capabilities. With the Outback acquisition, we now have the Outback and Satloc businesses under one corporate identity – branded "Hemisphere GPS".

All of CSI's product categories are forecast to grow in 2005, with agricultural guidance and desktop cellular telephony leading the way. With our new GSM products introduced in early 2005, we expect the strong TDMA phone performance that we achieved in Latin America to be repeated with our GSM phones in Latin America and other parts of the world.

GPS Business Unit

Our GPS business was the key revenue and earnings driver for the corporation in the first quarter of 2005. The primary market for our GPS products is guidance for agricultural applications, and with the acquisition of the Outback business, we have become the world's leading after-market supplier in this market.

CSI purchased the Outback Business assets for consideration of approximately US$9.6 million in cash, 4.4 million common shares of CSI and the assumption of debt from RHS of approximately US$1.2 million. In addition, 700,000 common shares will be issued in each of 2006, 2007 and 2008 based on the achievement of revenue and profitability targets. On a pro forma basis, for the year ended December 2004, the combined revenue of CSI's GPS Business Unit and the Outback Business would have been approximately $45 million.

We believe this acquisition was a critical step in our strategy to strengthen our dominance in the GPS Guidance for agriculture market. We expect rapid growth in this market as farmers adopt GPS as mainstream technology due to its significant cost-benefits – particularly in light of increasing fuel and fertilizer costs. Initially available only in North America, the Outback line is now being sold in several international markets including South America, Europe and Australia – resulting in the brand continuing to become known and respected worldwide.

One of our most exciting GPS opportunities is our new auto-steering products – GPSteer and Outback eDrive. They provide hands-free automatic steering of farming equipment over fields and crops using GPS data for guidance. We anticipate that automatic steering technology will have a dramatic effect on our revenue growth, because CSI is one of only a handful of companies in the world that have developed and control this technology.

Wireless Business Unit

Our wireless business also had a strong first quarter of 2005 as shipments of our desktop cellular products continued to accelerate, due in part to the introduction of two new GSM desktop cellular phones. The new Brightstar-distributed phones offer industry-leading feature sets with globally recognized third-party branding. One of the new phones is an entry-level desktop product for consumers wanting superior-quality voice service at a very competitive price. The other phone features the same superior-quality voice service but adds the convenience of Internet, email and text-messaging capability. The GSM wireless protocol dominates the world's wireless networks, which dramatically increases the addressable market for the Company's desktop cellular phones.

Carriers around the world, especially in developing countries, view desktop cellular or fixed wireless as the best way to provide cost-effective in-home telephone service to customers that do not have installed landlines. GSM covers approximately 70% of the world's cellular subscribers whereas TDMA addresses less than 10% by comparison. This much larger addressable market is one of the reasons we are so optimistic and excited about our phone sales this year and beyond.

Our new GSM phones received full type approval (FTA) and passed various other approval tests with numerous carriers during the first quarter. The phones have since been approved by 20 cellular carriers for use on their networks in 15 countries. Another 33 carriers in 15 additional countries are in the advanced stages of testing and further approvals are expected soon.

We expect our strong performance in Latin America with TDMA phones, to be repeated with our GSM versions in several other countries. All indictors suggest a substantial increase in volume shipments for our GSM phones in 2005. We have already experienced a healthy escalation in sales growth and order backlog of our new GSM desktop cellular phones, and also continue to foresee demand for our TDMA phones.

Summary

The future for CSI grows brighter each day as we continue to target the right customers with the right products at the right time. Our focus is on building the business for the long-term, for which we have developed a corporate business plan that looks out several years, and is aggressive, bold and exciting. We foresee 2005 as being another well-executed component of our long-term plan of becoming the dominant global supplier of technology in all of our chosen markets. We are committed to growing CSI into one of the next great Canadian technology companies.

Thank you, on behalf of all CSI Wireless employees, for your continued support.

Stephen Verhoeff
President and Chief Executive Officer
May 5, 2005

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of May 3, 2005 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including GPS Guidance in Agriculture, consumer-based Desktop Cellular Telephones and commercial and consumer Telematics.

Results of Operations

Summary of Quarterly Results

	For the Quarters Ended							
	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005
Revenue	$ 21,895	$ 15,134	$ 9,948	$15,146	$18,707	$23,181	$24,524	$ 22,198
Gross margin	5,227	4,839	3,555	5,575	6,672	7,328	6,640	7,279
Expenses								
Research & development	1,795	1,592	1,732	2,026	2,559	2,763	2,184	2,583
Selling	1,057	1,003	1,039	1,027	1,216	1,197	1,148	1,313
General & administrative	1,184	980	952	1,128	1,160	1,257	924	1,378
Stock-based compensation	-	-	-	134	159	204	198	209
Depreciation & amortization	235	288	296	261	300	399	526	497
	4,271	3,863	4,019	4,576	5,394	5,820	4,980	5,980
Earnings (loss) before the following	956	976	(464)	999	1,278	1,508	1,660	1,299
Interest expense	171	141	168	103	(52)	(24)	11	(30)
Foreign exchange (gain) loss	(86)	42	40	108	(294)	388	600	(33)
Premium on preferred shares	74	51	52	62	64	41	-	-
	797	742	(724)	726	1,560	1,103	1,049	1,362
Loss (recovery) from arbitration	292	1,154	(135)	-	-	-	-	-
Restructuring costs	-	160	-	-	-	-	-	-
	505	(572)	(589)	726	1,560	1,103	1,049	1,362
Current tax expense	-	-	-	-	-	-	145	45
Net income (loss) for the period	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317
Income (loss) per common share*	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04

*Calculated using quarterly weighted averages

Quarter Ended March 31, 2005 versus Quarter Ended March 31, 2004

Revenues

First quarter revenues of $22.2 million were an increase of 47% over the first quarter of 2004. GPS revenues were $9.8 million, up 18% from $8.3 million in the first quarter of 2004. Strength in the agriculture and marine markets drove GPS growth in the quarter. Wireless revenues of $12.4 million were up 81% over revenues of $6.9 million in the first quarter of 2004 as a result of strong shipments of desktop cellular telephones

Gross Margins

First quarter gross margins of $7.3 million were the second highest level of margins in CSI's history. In percentage terms, gross margins of 33% in the first quarter were down from 37% in the first quarter of 2004 due to a much higher mix of wireless revenues that do not have margins as high as the GPS products.

GPS Business Unit gross margins in the first quarter of 2005 were 52.3% compared to 53.6% in the first quarter of 2004. Slightly lower margins in agriculture were realized compared to the first quarter of 2004, driven in part by foreign exchange rates as the Canadian dollar strengthened by 7% in the quarter relative to the first quarter of 2004.

Wireless Business Unit gross margins in the first quarter of 2005 were 17.4% compared to 16.5% in the first quarter of 2004. As expected, margin improvements on the GSM desktop cellular phones were achieved during the first quarter. Costs for the GSM phones are following a similar trend to what was experienced with the TDMA desktop cellular phone following its introduction in 2002. During the first quarter, progress was made in GSM phone cost reduction as manufacturing and volume related cost reductions were achieved. CSI expects to see this trend continue through 2005 as we achieve increasing volumes and implement further planned design, manufacturing and procurement cost reductions. Going forward, these cost reduction will be tempered by price pressures given that the GSM market is very competitive.

Operating Expenses

Operating costs in the first quarter increased by $1.4 million, or 31%, compared to the first quarter of 2004 primarily as a result of the steady growth of the Company's business activities. Although the Company has realized an average revenue growth rate of over 25% over the last three years, operating expenses over this period have grown at a much lower rate, thus helping to increase profitability.

Research and development expenses increased by 28% from the first quarter of 2004, as the Company continues focused product development activities in both the GPS and Wireless businesses. Although R&D was 12% of revenue in the first quarter of 2005, CSI expects that on an annual basis, R&D expenses will be below our target of 10% for 2005.

Interest and Other

The Company reported interest income, net of interest expense, of $30 thousand in the first quarter of 2005, compared to interest expense of $103 thousand in the first quarter of 2004. The Company is earning interest income on its cash balance, offset by interest expense on capital leases, which increased in the quarter in connection with capital spending during the quarter.

The Company incurred a foreign exchange translation gain of $33 thousand in the first quarter of 2005 compared to a foreign exchange loss of $108 thousand during the first quarter of 2004. The previously documented foreign exchange hedging program helped to mitigate the impact of foreign exchange fluctuations during the quarter.

Net Income

Net income for the first quarter 2005 was $1.3 million, or $0.04 per share (basic and diluted), compared to $726 thousand, or $0.03 per share (basic) and $0.02 per share (diluted) in the first quarter of 2004. The increase in net income resulted from both an increase in desktop cellular phone sales and increased sales of precision agriculture and marine products.

Quarter Ended March 31, 2005 versus Quarter Ended December 31, 2004

Revenues

Relative to the fourth quarter of 2004, consolidated revenues of $22.2 million were down by 9% from $24.5 million. GPS revenues of $9.8 million were up relative to Q4 revenues of $7.8 million, again a result of strong agriculture and marine sales. Wireless revenues of $12.4 million, were down from Q4 revenues of $16.7 million due to lower shipments of TDMA desktop cellular phones during the quarter, offset by increasing revenues from shipments of GSM desktop cellular phones. Over time, it is expected that GSM sales will make up the majority of desktop cellular phone sales as TDMA networks are transitioned to GSM networks.

Gross Margins

Gross margins in the first quarter of 2005 increased 21% to $7.3 million from $6.6 million in the fourth quarter of 2004. Stronger margins in the marine and GIS product lines were the key drivers of the increase in gross margins to 52.3% from 49.2% in the fourth quarter for the GPS Business Unit, while the Wireless Business Unit experienced an improvement to 17.4% in the first quarter of 2005 compared to 16.7% in the fourth quarter of 2004 due to improving GSM desktop cellular phone margins.

Operating Expenses

Operating expenses for the first quarter of 2005 increase by $1.0 million to $6.0 million from the fourth quarter of 2004. This increase was driven, in part, by increased general and administrative expenses in the period due to the incurrence of public company related costs which are always heavily weighted to the first quarter of the year. Research and development expenses also increased 18% from the fourth quarter of 2004 primarily associated with development activities in the wireless business.

Net Income

Net income of $1.3 million, or $0.04 per share (basic and diluted) in the first quarter of 2005 increased by $313 thousand from net income of $1.0 million, or $0.03 per share (basic and diluted), in the fourth quarter of 2004. This improvement resulted primarily from experiencing a small foreign exchange gain in the first quarter of 2005, compared to the $600 thousand foreign exchange loss in the fourth quarter of 2004. This difference was offset by an increase in operating expenses in the same period of $1 million and an increase in margins in the same period of $639 thousand.

Liquidity and Capital Resources

CSI Wireless held cash of $9.6 million at the end of the first quarter compared to a balance of $10.3 million at the end of the fourth quarter 2004. The primary items impacting the cash balance in the first quarter were:

- Accounts receivable increased at March 31 partly due to strong shipments of desktop cellular phones that occurred later in the quarter following receipt of GSM full type approval;
- Wireless inventory and accounts receivable increased as a result of components acquired by CSI's procurement team to support the manufacture of GSM desktop cellular phones and to secure cost reductions for specific components.

Total capital spending, including assets acquired under capital lease, in the first quarter was approximately $1.2 million. A significant component of capital spending relates to the purchase of production equipment for the wireless business, and represents the completion of the installation of test equipment supporting high-volume manufacturing of the GSM desktop cellular phones at the third-party production facility in China.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Outback Acquisition

On April 8th, CSI announced that it had closed the acquisition of the sales, marketing and distribution assets of the Outback business from RHS Inc. Consideration payable for the transaction is equal to 4.4 million common shares, approximately US$9.6 million in cash and the assumption of debt from RHS of approximately US$1.2 million. In addition, 700,000 common shares will be issued in each of 2006, 2007 and 2008 based on the achievement of revenue and profitability targets.

As part of the acquisition, CSI acquired working capital of US$2 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback business. In addition, CSI acquired certain fixed assets associated with the Outback business, the Outback brand name, trade names, the distribution network, the Outback e-Commerce network and other intangible assets.

The Outback business generated revenue of approximately US$20 million in 2004 with an operating income margin of approximately 11%. On a combined basis, GPS revenues from CSI and Outback would have totaled approximately C$45 million in 2004.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

There were no changes in accounting policies or significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

CSI WIRELESS INC.

Consolidated Balance Sheets

	March 31 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 9,596,614	$ 10,253,440
Accounts receivable	19,221,236	18,218,500
Inventories	7,808,309	7,149,906
Prepaid expenses and deposits	536,332	629,930
	37,162,491	36,251,776
Capital assets	8,434,438	7,737,275
Goodwill	18,818,176	18,818,176
	$ 64,415,105	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,724,847	$ 11,529,507
Current portion of capital lease obligations	1,523,838	1,162,147
Corporate taxes	190,000	145,000
	12,438,685	12,836,654
Capital lease obligations	333,673	462,537
Shareholders' equity:		
Common shares (note 2)	67,969,533	67,273,700
Contributed surplus	1,299,038	1,176,994
Deficit	(17,625,824)	(18,942,658)
	51,642,747	49,508,036
Subsequent events (note 4)		
	$ 64,415,105	$ 62,807,227

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three Month Periods Ended March 31
(unaudited)

	2005	2004
Sales	$ 22,198,243	$ 15,146,467
Cost of sales	14,918,989	9,571,090
	7,279,254	5,575,377
Expenses:		
Research and development	2,583,237	2,026,333
Selling	1,312,712	1,026,981
General and administrative	1,377,970	1,128,205
Stock based compensation (note 2(d))	208,744	134,082
Depreciation and amortization	497,460	260,744
	5,980,123	4,576,345
Earnings before undernoted	1,299,131	999,032
Redemption premium on preferred shares	–	62,096
Foreign exchange (gain) loss	(32,730)	108,420
Interest (income) expense	(29,973)	102,999
Earnings, before income tax	1,361,834	725,517
Current tax expense	45,000	–
Net earnings	1,316,834	725,517
Deficit, beginning of period	(18,942,658)	(22,837,629)
Adjustment to reflect change in accounting policy	–	(398,134)
Deficit, end of period	$ (17,625,824)	$ (22,510,246)
Earnings per common share		
Basic	$ 0.04	$ 0.03
Diluted	0.04	0.02
Weighted average shares outstanding		
Basic	33,626,415	28,832,978
Diluted	35,895,576	31,609,927

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three Month Periods Ended March 31
(unaudited)

	2005	2004
Cash flows from (used in) operating activities:		
Net income	$ 1,316,834	$ 725,517
Items not involving cash:		
Depreciation and amortization	497,460	260,744
Redemption premium on preferred shares	–	62,096
Foreign exchange loss on preferred shares	–	34,132
Stock based compensation	208,744	134,082
	2,023,038	1,216,571
Change in non-cash operating working capital:		
Accounts receivable	(1,002,736)	(1,077,442)
Inventories	(658,403)	1,654,103
Prepaid expenses and deposits	93,598	(28,978)
Accounts payable and accrued liabilities	(804,660)	(1,752,435)
Corporate taxes	45,000	–
	(304,163)	11,819
Cash flows from (used in) financing activities:		
(Decrease) increase in bank indebtedness	–	(2,557,939)
Senior long-term debt	–	(761,672)
Capital leases	(482,323)	(7,840)
Issue of share capital, net of share issue costs	609,215	16,166,447
	126,892	12,838,996
Cash flows used in investing activities:		
Purchase of capital assets	(479,555)	(330,492)
Increase (decrease) in cash position	(656,826)	12,520,323
Cash and cash equivalents, beginning of period	10,253,440	–
Cash and cash equivalents, end of period	$ 9,596,614	$ 12,520,323
Supplemental disclosure:		
Interest paid	$ 25,161	$ 112,462
Interest received	51,145	–

See accompanying notes to consolidated financial statements.

1. Basis of Presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2004, except where noted below. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	199,527	431,215
Exercise of share purchase warrants	89,000	178,000
Transfer from contributed surplus on exercise of stock options		86,618
Balance, March 31, 2005	33,729,679	$ 67,969,533

(c) At March 31, 2005 the following stock options and share purchase warrants are outstanding:

Share Option Plan	3,495,194
Wireless Link Plan	188,274
Total Options outstanding	3,683,468
Share Purchase Warrants – Exercise price of $2.00, expiring August 8, 2005	2,552,000
Agents Warrants – Exercise price of $2.00, expiring August 8, 2005	53,719
Bankers Warrants – Exercise price of $2.50, expiring September 30, 2005	250,000
Total Warrants outstanding	2,855,719

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, (continued)

Three Month Periods Ended March 31, 2005 and 2004
(unaudited)

2. Share capital (continued):

(d) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for options granted in the first quarter of 2005: zero dividend yield; expected volatility of 73%; risk-free rates of 5%; and expected lives of 2.5 years. For the quarter ended March 31, 2005, the Company recorded $208,744 as compensation expense.

3. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

Periods ended March 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 9,773,000	$ 8,292,000	$ 12,425,000	$ 6,854,000	$ -	$ -	$ 22,198,000	$ 15,146,000
Interest (income) expense	-	-	-	-	(30,000)	103,000	(30,000)	103,000
Depreciation and amortization	197,000	171,000	300,000	90,000	-	-	497,000	261,000
Net earnings (loss)	2,972,000	2,509,000	(878,000)	(990,000)	(777,000)	(793,000)	1,317,000	726,000
Capital assets and goodwill	7,990,000	7,473,000	19,263,000	15,604,000	-	-	27,253,000	23,077,000
Total assets	29,922,000	30,809,000	34,493,000	22,444,000	-	-	64,415,000	53,253,000
Capital expenditures	254,000	177,000	226,000	153,000	-	-	480,000	330,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2005	2004	2005	2004
U.S.A.	$ 39,711,000	$ 27,778,000	$ 18,885,000	$ 12,485,000
Canada	24,704,000	25,475,000	1,059,000	1,278,000
Europe	–	–	725,000	388,000
Other	–	–	1,529,000	995,000

Sales are attributed to geographic segments based on the location of the customer.

3. Segmented information (continued):

(c) Major customers:

Of the Company's sales for the three-month period ended March 31, 2005, 71% (2004 - 56%) were to 2 customers. The Wireless Business Unit had sales to one customer totaling $11,434,000 (2004 – $4,781,000), and the GPS Business Unit had sales to one customer totaling $4,328,000 (2004 – $3,626,000). Both of these customers are located in the United States.

4. Subsequent Events

On April 11, 2005, the Company announced that it had completed the acquisition of the sales, marketing and distribution assets of the Outback line of GPS guidance products from RHS Inc, through the issue of 4.4 million common shares, cash of approximately US$9.6 million and the assumption of debt of approximately US$1.2 million.

On April 19, 2005 the Company announced it had closed a bought-deal private placement of 4 million common shares of the Company issued at a price of $3.75 per common share for total gross proceeds of $15 million. Proceeds were used to pay the cash portion of the purchase of the Outback assets described above. The remaining proceeds were for general corporate purposes.

csi wireless™



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Tel: 416-657-2400
Fax: 416-657-2300
e-mail: cpala@evestor.com

News Media Inquiries:
Jeff Adams
Public Relations Manager
Tel: 403-259-3311 Ext: 254
e-mail: jadams@csi-wireless.com

CSI Wireless Inc.
4110 - 9th Street SE
Calgary • Alberta • T2G 3C4
Telephone: 403-259-3311 • Fax: 403-259-8866

Satloc LLC
7560 E Redfield Road • Suite B
Scottsdale • Arizona • 85260
Telephone: 480-348-9919 • Fax: 480-348-6370

Hemisphere GPS
2005 West Oregon Street
Hiawatha • Kansas • 66434
Telephone: 785-742-2949 • Fax: 785-742-7174

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3 Suite 110
Milpitas • California • 95035
Telephone: 408-434-0685 • Fax: 408-433-9647

www.csi-wireless.com

(102)

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless grows revenues 47% and income 82% in Q1

Earns $0.04/share on revenues of $22 million

Calgary, Alberta – May 5, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced significant year-over-year increases in revenues and earnings in the Company's first quarter financial results, achieving a $1.3 million profit on $22.2 million in revenue. The Company anticipates another year of record revenues and income for 2005. (All figures in this news release are in Canadian dollars unless otherwise noted.)

Revenue growth is being driven by increased sales in CSI's Hemisphere GPS business, and accelerating demand for CSI's new GSM desktop cellular telephones. While CSI's TDMA phones have been driving desktop cellular phone revenues to date, the Company expects that in 2005 GSM phones will become a major revenue driver.

"This begins our eighth straight year of revenue growth," stated Stephen Verhoeff, CSI Wireless' President and CEO. "We begin 2005 as the number one supplier of TDMA-based desktop cellular telephones in Latin America, and with a significant increase in shipments and backlog for our new GSM versions of this phone. With the recent acquisition of the Outback business from former customer RHS Inc., we also kick off 2005 as the world's leading after-market supplier of GPS guidance products to the precision agriculture market."

For the first quarter ended March 31, 2005, consolidated revenues rose 47% to $22.2 million – a significant increase from revenues of $15.2 million in the first quarter of 2004. Gross margin of $7.3 million for the quarter was an increase of 31% over $5.6 million in the first quarter of 2004.

Year-over-year gross margins were 33% for the first quarter as compared to 37% in the same quarter of 2004. The reduction was largely due to the impact on the revenue mix of high-volume sales of CSI's lower-margin wireless products. The Company continually focuses on margin improvement through manufacturing, design and component cost reductions. Increases in GPS and wireless product margins in the first quarter of 2005 resulted in an improvement in overall margin from 27% in the fourth quarter of 2004.

Net earnings increased 82%, to $1.3 million for the quarter, or $0.04 per share basic and diluted, as compared to net earnings of $726,000, or $0.03 per share basic, and $0.02 per share diluted in the same period of 2004.

The Company reported a foreign exchange gain of $33,000 in the first quarter. The impact of foreign exchange fluctuations during the quarter were mitigated as a result of the implementation of a foreign exchange hedging program during the quarter. Foreign exchange gains and losses result primarily from the impact of changes in the translated Canadian dollar value of US dollar working capital carried with respect to US-based operations.

CSI's GPS revenues reached $9.8 million, an increase of 18% compared with the first quarter of 2004. This increase is primarily a result of the continuing strength of the Outback® and Satloc product lines for the agricultural precision guidance markets and growth in product sales to the marine market. GPS gross margins in the quarter were 52.3%, compared to 53.6% and 49.2% in the first and fourth quarters of 2004 respectively.

The Company's Wireless Business Unit produced significant year-over-year revenue growth, with an increase of 81% to $12.4 million from $6.9 million in the first quarter of 2004. Sales of CSI's desktop cellular phones increased 160% year-over-year with increases in sales of TDMA and GSM products. Gross margins in the Wireless business for the first quarter were 17.4%, compared to 16.5% in the first quarter of 2004, and 16.7% in the fourth quarter of 2004. Margin improvements are primarily a result of manufacturing and design-related cost reductions achieved on both the TDMA and GSM based phones.

First-quarter operating expenses increased 31% to $6.0 million from $4.6 million in 2004. The increase supported CSI's growth, particularly in the wireless business. Research and development expenses increased 28% over the first quarter of 2004 as a result of continued product development work in the GPS and wireless businesses. Total capital spending, including assets acquired under capital lease, in the first quarter was approximately $1.2 million. A significant component of capital spending relates to the purchase of production equipment for the wireless business, and represents the completion of the installation of test equipment supporting high-volume manufacturing of the GSM desktop cellular phones at the third-party production facility in China.

"We have invested in equipment that reduces the cost of producing our wireless products," said Mr. Verhoeff. "We expect to realize returns on this investment in 2005 through improved margins and increased sales. These returns will continue for several years as a result of the substantial markets these products address. Already in 2005, we have experienced a healthy escalation in sales growth and order backlog of our new GSM desktop cellular phones."

For the first quarter, CSI recorded current income tax expense of $45 thousand. This amount represents US alternative minimum tax (AMT) that is payable in spite of the availability of tax losses which fully shelter our US taxable income. These taxes will be creditable against future US corporate income taxes.

During the first quarter, CSI negotiated the acquisition of the Outback business from RHS Inc. The Outback GPS product line, designed and manufactured by CSI, was distributed exclusively through RHS Inc., and commands a leading market share in the precision farming market. Initially sold only in North America, the Outback line is now being sold in several international markets including South America, Europe and Australia, as the Outback brand continues to become known and respected worldwide.

"We believe this acquisition of the Outback business was a critical step in our strategy to strengthen our dominance of the GPS precision agriculture market," explained Mr. Verhoeff. "We expect this industry to continue expanding rapidly as GPS is adopted as mainstream technology by farmers due to its significant cost-benefit, particularly in light of increasing fuel and fertilizer costs."

At March 31, 2005, CSI held cash of $9.6 million, compared to $10.3 million, at December 31, 2004. Cash was used during the quarter for working capital and capital investments required to support the Company's current and future growth.

First Quarter 2005 Operational Highlights

- CSI introduced two new GSM desktop cellular phones. The new Brightstar-distributed phones offer industry-leading feature sets with globally recognized third-party branding. One product is an entry-level desktop cellular phone for consumers wanting superior-quality voice service at a very competitive price. The other product features the same superior-quality voice service, plus the added value and convenience of Internet, email and text-messaging capability. The GSM wireless protocol represents over 70% of the world's wireless networks, dramatically increasing the addressable market for the Company's desktop cellular phones.

- The Company announced that its new GSM phones received full type approval (FTA) and passed approval tests for use with numerous carriers. The GSM phones have been approved by 20 cellular carriers in 15 countries. Another 33 carriers in 15 additional countries are in the advanced stages of testing and further approvals are expected soon.

- CSI Wireless reported increasing orders for GSM desktop cellular phones.

- Increased volumes of Outback precision guidance products were sold through exclusive distributor RHS Inc. The rapidly growing Outback Business was acquired subsequent to the close of the first quarter on April 11, creating the world's largest supplier of agricultural GPS guidance products. The combined GPS entity, "Hemisphere GPS", owns the Outback and Satloc brands. On a pro forma basis, for the year ended December 2004, the combined revenue of CSI's GPS Business Unit and the Outback Business would have been approximately $45 million. CSI purchased the Outback Business assets for consideration of approximately US$9.6 million in cash, 4.4 million common shares of CSI and the assumption of debt from RHS of approximately US$1.2 million. An additional 2.1 million common shares will be issued to RHS if the Outback Business achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

- CSI announced a financing during the quarter, which closed on April 19, raising gross proceeds of $15,000,000, by issuing 4,000,000 common shares at a price of $3.75 per share.

Conference Call – Thursday May 5 at 11:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Thursday May 5 at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-416-640-4127 or-1-800-814-4890 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available from noon Eastern Time on Thursday, May 5 through Thursday, May 12. Please dial 1-877-289-8525 and enter the reservation number 21123707# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42.4 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three Month Periods Ended March 31
(unaudited)

	2005	2004
Sales	$ 22,198,243	$ 15,146,467
Cost of sales	14,918,989	9,571,090
	7,279,254	5,575,377
Expenses:		
Research and development	2,583,237	2,026,333
Selling	1,312,712	1,026,981
General and administrative	1,377,970	1,128,205
Stock based compensation	208,744	134,082
Depreciation and amortization	497,460	260,744
	5,980,123	4,576,345
Earnings before undernoted	1,299,131	999,032
Redemption premium on preferred shares	–	62,096
Foreign exchange (gain) loss	(32,730)	108,420
Interest (income) expense	(29,973)	102,999
Earnings, before income tax	1,361,834	725,517
Current tax expense	45,000	–
Net earnings	1,316,834	725,517
Deficit, beginning of period	(18,942,658)	(22,837,629)
Adjustment to reflect change in accounting policy	–	(398,134)
Deficit, end of period	$ (17,625,824)	$ (22,510,246)
Earnings per common share		
Basic	$ 0.04	$ 0.03
Diluted	0.04	0.02
Weighted average shares outstanding		
Basic	33,626,415	28,832,978
Diluted	35,895,576	31,609,927

CSI WIRELESS INC.

Consolidated Balance Sheets

	March 31 2005	December 31 2004
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 9,596,614	$ 10,253,440
Accounts receivable	19,221,236	18,218,500
Inventories	7,808,309	7,149,906
Prepaid expenses and deposits	536,332	629,930
	37,162,491	36,251,776
Capital assets	8,434,438	7,737,275
Goodwill	18,818,176	18,818,176
	$ 64,415,105	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,724,847	$ 11,529,507
Current portion of capital lease obligations	1,523,838	1,162,147
Corporate taxes	190,000	145,000
	12,438,685	12,836,654
Capital lease obligations	333,673	462,537
Shareholders' equity:		
Common shares	67,969,533	67,273,700
Contributed surplus	1,299,038	1,176,994
Deficit	(17,625,824)	(18,942,658)
	51,642,747	49,508,036
	$ 64,415,105	$ 62,807,227

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three Month Periods Ended March 31
(unaudited)

	2005	2004
Cash flows from (used in) operating activities:		
Net income	$ 1,316,834	$ 725,517
Items not involving cash:		
Depreciation and amortization	497,460	260,744
Redemption premium on preferred shares	–	62,096
Foreign exchange loss on preferred shares	–	34,132
Stock based compensation	208,744	134,082
	2,023,038	1,216,571
Change in non-cash operating working capital:		
Accounts receivable	(1,002,736)	(1,077,442)
Inventories	(658,403)	1,654,103
Prepaid expenses and deposits	93,598	(28,978)
Accounts payable and accrued liabilities	(804,660)	(1,752,435)
Corporate taxes	45,000	–
	(304,163)	11,819
Cash flows from (used in) financing activities:		
(Decrease) increase in bank indebtedness	–	(2,557,939)
Senior long-term debt	–	(761,672)
Capital leases	(482,323)	(7,840)
Issue of share capital, net of share issue costs	609,215	16,166,447
	126,892	12,838,996
Cash flows used in investing activities:		
Purchase of capital assets	(479,555)	(330,492)
Increase (decrease) in cash position	(656,826)	12,520,323
Cash and cash equivalents, beginning of period	10,253,440	–
Cash and cash equivalents, end of period	$ 9,596,614	$ 12,520,323
Supplemental disclosure:		
Interest paid	$ 25,161	$ 112,462
Interest received	51,145	–

103

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending April 30, 2005.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 161,300 shares of CSI Wireless Inc. (the "Reporting Issuer"). During the period April 1, 2005 to April 30, 2005, Acuity acquired 161,300 shares of the Reporting Issuer, representing 0.38% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

3,757,200 of the Reporting Issuer representing 8.85% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

3,757,200 of the Reporting Issuer representing 8.85% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed *"George Henry"*(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\CCT\611154\1

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

Cameron Olson
Vice President, Finance and Chief Financial Officer

105

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer

G:\051434\0001\CEO Certification interim cert (Transition Period).doc

(106)

csi wireless™

RECEIVED

2005 SEP 21 A 11:27

May 16, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on May 13, 2005 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending March 31, 2005

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

107

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of CSI Wireless Inc. (the "Corporation") held May 25, 2005 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution fixing the number of directors to be elected at the Meeting at nine (9)	Resolution approved
2.	Ordinary resolution approving the election of the nine (9) nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated April 5, 2005 (the "Information Circular")	Resolution approved
3.	Ordinary resolution approving the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such	Resolution approved
4.	Ordinary resolution, referred to as the "Share Option Rolling Plan Resolution", to amend the Corporation's share option plan to, among other things, provide for a maximum number of Common Shares issuable under the plan to 15% of the outstanding Common Shares	Resolution withdrawn

Dated at Calgary, Alberta this 25th day of May, 2005.

CSI WIRELESS INC.

Per: "Cameron Olson"
CAMERON OLSON
Vice President, Finance and Chief Financial Officer

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI's Hemisphere GPS develops chipset and new Crescent™ receiver technology

Proprietary ASIC technology enhances GPS product performance and versatility

Calgary, Alberta – May 25, 2005 - (TSE:CSY): Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced the introduction of its own application-specific integrated circuit (ASIC) computer chipset technology. The Hemisphere ASIC will play a key role in a receiver product line that Hemisphere GPS is launching under its new Crescent™ brand name.

After years of development by Hemisphere GPS, which is wholly owned by CSI Wireless Inc., the Hemisphere chipset will enable Crescent receivers to establish a new industry benchmark for GPS performance, versatility and value.

Crescent receivers will deliver higher update rates, noise-reduced raw measurements, more memory and higher processor capability, to enable more advanced applications and sophisticated configurations.

Crescent receivers will also be able to simultaneously employ multiple front ends – enabling tighter coupling of measurements from separate antennae for use with heading-based products. Users will obtain excellent accuracy and stability, due to Crescent's more accurate code phase measurements, multipath mitigation improvements, and fewer discrete receiver components.

The first Crescent receiver to employ the Hemisphere ASIC is the new Crescent OEM module – an integrated circuit board receiver. It will also enhance Hemisphere's house-brand product lines – Outback®, Satloc® and CSI – and be available to OEMs and integrators for use in their product lines.

Crescent technology is the front-end component in a variety of high-performance innovations that Hemisphere GPS is developing for several increasingly popular applications including agricultural guidance and machine control, marine navigation and GIS & mapping. The technology can achieve update rates of as much as 20 Hz – making it ideal for these applications.

"By developing our own ASIC technology, we have eliminated the limitations imposed by using off-the-shelf chipsets, and positioned ourselves to offer customers a wider variety of products with improved performance and expanded functionality," said Rick Heiniger, President of Hemisphere GPS.

Crescent™ receivers feature:

- Hemisphere's exclusive Coast™ software that enables receivers to utilize old Differential GPS (DGPS) correction data for 40 minutes or more without significantly affecting the accuracy of positioning – a big advantage during temporary signal blockages or outages
- Optional e-Dif® software available exclusively from Hemisphere that enables receivers to achieve Differential-quality positioning accuracies without needing an external DGPS signal – ideal for regions where Differential broadcasts are not available, or available only by subscription

- Optional L-Dif® software available exclusively from Hemisphere that enables decimeter-level positioning accuracies anywhere in the world – ideal for Precision Agriculture.
- Low power consumption – ideal for mobile and battery-powered applications
- Outstanding performance in Differential GPS environments
- Small size for versatile integration

"The successful in-house development of our own proprietary chipset is an important milestone on Hemisphere's technology roadmap, and it has laid important groundwork for future technology milestones," said Stephen Verhoeff, President and CEO of CSI Wireless. "Crescent receiver technology is also a significant addition to our intellectual property portfolio – one that will enable us to achieve production cost savings and improve profit margins."

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and now Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology. Its products have been repeatedly lauded for innovation. For example, Hemisphere's Outback S guidance system has been cited by the American Society of Agricultural Engineers as an "outstanding innovation" that saves "producers time, costs and labor while improving user safety."

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI, through its Hemisphere GPS and its Wireless divisions, is a leader in several high-growth markets including Agricultural Guidance, Telematics and Desktop Cellular Telephones. It owns numerous patents and intellectual property. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. Its head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff	Rick Heiniger	Corbet Pala	Jeff Adams
President & CEO	President	Investor Relations	Public Relations Manager
CSI Wireless Inc.	Hemisphere GPS	E-vestor Communications Inc.	CSI Wireless Inc.
403-259-3311	1-816-505-4310	416-657-2400	403-259-3311 #254
	rheiniger@hemispheregps.com	cpala@evestorcom.com	jadams@csi-wireless.com

(109)

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless announces $5M in purchase orders for desktop cellular telephones

Shipping to 5 new GSM carriers

Calgary, Alberta – May 24, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced $5.1 million in new orders for CSI's desktop cellular (fixed wireless) telephones. Total orders for CSI's GSM and TDMA desktop cellular telephones to date in 2005 have reached $22.1 million of which $11.5 million was shipped in the first quarter. Orders to date are 55% higher than the $14.3 million achieved at this time in 2004.

"These new orders are an indication of the growing acceptance of our GSM products globally," indicated Stephen Verhoeff, CSI's Chief Executive Officer. "We are positioning these phones to achieve a truly global presence."

In the first quarter of this year, CSI announced the availability of two new phones for the GSM cellular network. The new phones have since been approved for use by 20 GSM cellular carriers in 15 countries in Latin America, Europe, Africa, Asia and the Middle East, and are being tested for use by 33 more carriers in 15 more countries. Since the beginning of the second quarter CSI are being shipped to 5 new GSM carriers. The new GSM phones are now being shipped in volume to 12 countries.

CSI began manufacturing a TDMA-based desktop cellular telephone in late 2002. Marketed through Brightstar Corp., the FX800t phone has become very popular in Mexico and other Latin American markets. Following the FX800t's success, CSI entered the much larger GSM market – including networks in 170 countries worldwide encompassing more than 70% of global cellular users – with the introduction of two GSM desktop cellular telephones that are also marketed by Brightstar.

The 400 Series is an entry-level GSM product for consumers wanting superior-quality voice service at a competitive price, while the 410 series provides the same superior-quality voice service plus the added capability of data through GPRS enabling the added value and convenience of supporting text-messaging, internet and email capabilities.

Desktop cellular phones enable a rapid, low-cost option for providing telecommunications to consumers in regions throughout the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, desktop cellular phones provide much broader signal range and better voice quality. They plug into standard AC electrical power outlets, and resemble standard desktop or wall-mounted phones. The primary market for CSI's desktop cellular phones are private homes or small businesses.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Precision Guidance in Agriculture, and Telematics. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

110

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless supplying Asset-Link™ tracking systems for world's longest solar car race

Systems will enhance racers' safety/security, and public interest in North American Solar Challenge

Calgary, Alberta – June 6, 2005 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that it has become a major sponsor of the world's longest solar car race by supplying asset-tracking products so organizers and fans can closely track the solar-powered cars' progress throughout the 2,500-mile race.

CSI Wireless will equip each of as many as 30 university teams and their flying-saucer-like cars in the North American Solar Challenge (July 17-27 from Austin, Texas, to Calgary, Alberta) with CSI-built Asset-Link™ systems – state-of-the-art technology for monitoring and management rental cars, truck fleets, construction equipment and other mobile assets.

The Asset-Link units will transmit data identifying each car's location, heading and speed every 10 minutes. CSI will relay the data to race officials. Internet-accessible maps will pinpoint a car's location so precisely that officials will know on what street it is traveling, and when it has crossed specific intersections. Regularly updated maps featuring the cars' current locations will be available for public viewing on the solar challenge Web site at http://www.americansolarchallenge.org/.

"CSI's Asset-Link units are a major benefit to the competition's organizers and fans," said solar challenge Director Dan Eberle. "The units will help event organizers ensure the safety and security of the solar cars and their drivers, while confirming the cars are following the prescribed course. The units will also enable fans to take an active, personal interest in the 11-day event by monitoring the teams' progress."

"CSI Wireless is delighted to enhance the quality and excitement of the solar challenge, and to make it much more accessible to the general public," said Stephen Verhoeff, CSI's President and CEO. "The solar challenge offers a unique opportunity for us to showcase our asset-tracking products – they'll be used by event officials in the same way they are used by trucking companies and other fleet operators – while also helping to promote solar power and other renewable energy sources."

CSI's asset-tracking or Telematics products include the Asset-Link product line, featuring GSM and/or Aeris.net's MicroBurst® wireless technology, and the Fleet-Link™ line specifically for tracking truck trailers. CSI's Telematics customers achieve strong returns on investment through operational efficiencies such as:

- Lowering fuel and maintenance costs by monitoring speed and idling time;
- Increasing fleet efficiency/productivity by monitoring vehicles' "stop time" during service calls
- Controlling "moonlighting," "side trips" and other unauthorized use of vehicles
- Reducing accident rates by making drivers more aware of their driving habits
- Monitoring engine usage for scheduling maintenance or equipment utilization

Other solar challenge sponsors include the U.S. Department of Energy, Environment Canada, National Renewable Energy Laboratory, and Aeris.net.

The first two solar challenges – in 2001 and 2003 – followed the famous Route 66 highway between Chicago and Los Angeles. This year, for the first time, the challenge will include Canadian stops – and finish in Calgary.

The cars will leave on July 17 from the Bob Bullock Texas State History Museum in downtown Austin on and arrive on July 27 at the University of Calgary's Olympic Oval. They will compete for about 10 hours a day, traveling on conventional highways at conventional highway speeds – powered only by the sun.

There will be check stops and/or overnight stays in Weatherford, Texas; Broken Arrow, Oklahoma; Topeka, Kansas; Omaha, Nebraska; Sioux Falls, South Dakota; Fargo, North Dakota; Winnipeg, Manitoba; Brandon, Manitoba; Regina, Saskatchewan; Medicine Hat, Alberta; and Calgary, Alberta.

More than 40 universities from across North America are hoping to be among the teams that qualify to enter their cars in this year's solar challenge. The first qualifying competition was held in late May in Topeka. A final elimination qualifier will be held July 10-15 in Austin.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Telematics, Precision Guidance in Agriculture, and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

Dan Eberle
Director
North American Solar Challenge
816-899-5511
deberle@americansolarchallenge.org

111

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI's Hemisphere GPS supplying DGPS technology to MX Marine's Trinity Solution

CSI-made MX 575 is first GPS compass to be type-approved as DGPS positioning device for SOLAS

Calgary, Alberta – June 8, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that it has begun supplying essential differential GPS (DGPS) technology for the "Trinity Solution" available from MX Marine, a unit of Brunswick Corporation.

Designed to meet the International Maritime Organization (IMO) standards for marine navigation, heading information, and Automatic Identification System (AIS) data to monitor maritime traffic, the Trinity Solution is comprised of the MX 575 DGPS Compass, MX 420 Control and Display Unit, and MX 535 Transponder – with all three linked to a junction box.

The MX 575 DGPS Compass is designed and manufactured by CSI, through its Hemisphere GPS division. Based on Hemisphere's innovative Vector technology, the MX 575 is the first GPS compass to be type-approved as a DGPS positioning device and as a secondary heading device for SOLAS (Safety of Life at Sea) carriage requirements, according to standards established by the IMO.

The MX 575 is a "smart antenna" that features two DGPS receivers and two multipath-resistant antennas in a single rugged, water-tight enclosure about a half-meter long, together with CSI's MBL-3 beacon antenna.

Hemisphere has been supplying two other DGPS products to Brunswick's MX Marine for some time. One is a smart antenna that MX Marine is branding as the MX 521, and offering as an optional navigational device for the type-approved Trinity Solution. The other product, also optional for use with the Trinity Solution, is another antenna – the MX 525 DGPS Black Box Sensor – that Hemisphere GPS has been producing for MX since 2003. MX Marine's MX 525 customers include the U.S. Coast Guard.

"By now supplying the MX 575, in addition to the MX 521 and MX 525, Hemisphere is building on a longstanding history with MX Marine of co-developing world-class DGPS products for the marine industry," said Hemisphere GPS President Rick Heiniger. "I'm delighted to see this very successful partnership continue to grow."

"The differential GPS technology provided to us by CSI's Hemisphere is an integral part of the Trinity Solution, and a key reason why Trinity can truly be called the next wave in navigation," said MX Marine President Greg Konig.

The Hemisphere-made MX 575 DGPS Compass, when combined with the MX 420 Control and Display Unit, provides mariners with exceptional navigation and heading information, including:

- heading accuracy of 0.5 degrees
- heading updates of up to 10 Hz and position updates of up to 5 Hz

- fast start-up times
- sustained tracking, even during up to 25% rates of turn
- access to integrated DGPS sources including beacon and Space-Based Augmentation Systems

The MX 575 DGPS Compass, in a sealed enclosure with an IP 67 rating, also features a NMEA 0183 interface, with provision for external RTCM SC-104 corrections.

Hemisphere Products for Marine Guidance
Hemisphere is an elite supplier of DGPS guidance products for marine guidance and navigation, harbor management and hydrographic surveying, with a global customer base that includes both the U.S. and Canadian Coast Guards. Its DGPS product line includes the:

Vector – a rugged "smart antenna" combining two DGPS receivers and two multipath-resistant antennas in a single enclosure a half meter long. The Vector can use Hemisphere's unique Coast™ technology that accurately predicts how errors change over time, and that enables accurate positioning for 40 minutes or more without Differential aid – very useful during unexpected DGPS signal outages.

Vector Sensor – two GPS receivers inside one enclosure, and two multipath-resistant antennas in two separate enclosures. Increasing the distance between the two antennas increases the Vector Sensor's heading accuracy. With the antennas two meters apart, users can expect better than 0.15-degree accuracy – matching or exceeding competitors' products while being much more affordable.

Vector OEM – a GPS compass in modular circuit-board format that offers high-performance heading and position data when integrated into Original Equipment Manufacturers' products.

MBX-3S – a DGPS receiver that utilizes Differential signals from Coast Guard beacon stations.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology. Its products have been repeatedly lauded for innovation. For example, Hemisphere's Outback S guidance system has been cited by the American Society of Agricultural Engineers as an "outstanding innovation" that saves "producers time, costs and labor while improving user safety."

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Marine and Agricultural Guidance, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in Arizona, Kansas and California's Silicon Valley. For more information about CSI, go to www.csi-wireless.com.

About MX Marine
MX Marine is the global leader in precision GPS and DGPS navigation systems for commercial and government marine markets worldwide. MX Marine is owned by Brunswick New Technologies Marine

Electronics, a unit of Brunswick Corporation, the largest recreational marine company worldwide. MX Marine includes the MX and Ap Navigator brands for both SOLAS and non-SOLAS applications. For more information about MX Marine's product offering, go to www.mx-marine.com.

About Brunswick Corporation

Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; MX Marine and Northstar marine electronics; Navman marine and GPS-based products; IDS dealer management systems; Sea Ray, Bayliner, Maxum, Hatteras, Meridian, Sealine, Bermuda, Ornvik, Quicksilver, Savage and Uttern pleasure boats; Baja high-performance boats; Albemarle, Arvor, Boston Whaler, Palmetto, Sea Boss, Sea Pro and Trophy offshore fishing boats; Crestliner, Lowe, Lund and Princecraft aluminum fishing, deck and pontoon boats; Attwood marine parts and accessories; Land 'N' Sea marine parts and accessories distributor; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger President Hemisphere GPS	Cory Pala Investor Relations E-vestor Communications	Jeff Adams Public Relations Manager CSI Wireless Inc.	Greg Konig President MX Marine
816-505-4310 rheiniger@hemipsheregps.com	416-657-2400 cpala@evestor.com	403-259-3311 jadams@csi-wireless.com	310-791-8213 konig@mx-marine.com

112

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI's Hemisphere GPS establishes strategic partnership with CLAAS

One of world's largest agricultural machinery suppliers to integrate Hemisphere's GPS receivers and automatic steering systems throughout its product lines

Calgary, Alberta – June 28, 2005 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced an agreement to design and supply high-performance GPS receivers and automatic steering systems to CLAAS KGaA mbH for use throughout CLAAS' extensive product lines and platforms including tractors, grain harvesters, forage harvesters and wide-area mowing machines.

CLAAS, including its AGROCOM precision farming division, is one of the world's largest agricultural machinery manufacturers. The German firm markets its products in more than 140 countries.

"CLAAS as a very significant OEM partner for us," said Hemisphere President Rick Heiniger. "Hemisphere already sells more GPS receivers to the agricultural sector than anyone else in the world, and this agreement with CLAAS solidifies our position as the market leader."

The receivers that Hemisphere – a wholly owned division of CSI Wireless Inc. – supplies to CLAAS will be optimized for a variety of machine-control applications including driving guidance, automatic steering and visual awareness. The receivers will feature Hemisphere's new proprietary Crescent™ technology so they can deliver higher update rates, noise-reduced raw measurements, more memory and higher process capability, to enable more advanced applications and sophisticated configurations.

CLAAS has been employing Hemisphere's Outback® S GPS guidance systems as the core technology in GPS-Pilot since CLAAS introduced the hands-free automatic steering system in Europe in late 2003.

"The quality, performance and functionality of Hemisphere receiver technology has really impressed our customers, and we are delighted to begin offering them a much broader range of Hemisphere products, on both a factory-installed and after-market basis," said Dr. Hermann Garbers, CLAAS' Executive Vice-President of Technology Quality. "Farmers are telling us that GPS receiver technology is essential for modern farming. Because Hemisphere is the world leader in GPS guidance and automatic steering systems for agricultural use, it is the ideal partner for CLAAS to meet our customers' needs."

One of Hemisphere's greatest strengths, Mr. Garbers added, is its Crescent™ receiver technology. Based on Hemisphere's new proprietary GPS chipset, Crescent technology achieves very high performance – especially in machine-control applications.

Crescent™ receivers feature:

- Hemisphere's exclusive Coast™ software that enables receivers to utilize old Differential GPS (DGPS) correction data for 40 minutes or more without significantly affecting the accuracy of positioning – a big advantage during temporary signal blockages or outages
- Optional e-Dif® software available exclusively from Hemisphere that enables receivers to achieve Differential-quality positioning accuracies without needing an external DGPS signal – ideal for regions where Differential broadcasts are not available or available only by subscription
- Low power consumption – ideal for mobile and battery-powered applications

- Outstanding performance in DGPS environments
- Small size for versatile integration

About CLAAS

CLAAS is one of the leading manufacturers of agricultural machinery in the world. One in three combine harvesters purchased in Europe is made by the company, with headquarters in Harsewinkel in North Rhein Westfalia, Germany. CLAAS is also a world market leader with its second largest product group, the self-propelled forage harvester. The CLAAS group holds a top position in global agricultural engineering, with five German and five foreign production companies, thanks not only to its combine harvesters and forage harvesters, but also to its agricultural balers and grassland harvest machinery. The CLAAS product range also includes modern system transportation and towing machinery, as well as the latest agricultural information technology. CLAAS production facilities for industrial and production engineering also supply non-agricultural components or systems required by the group itself, as well as for the automobile and aviation industries all over the world.

About Hemisphere GPS

Hemisphere GPS is the world's largest after-market supplier of GPS products for agricultural use, based on units sold, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, CSI and Crescent. Hemisphere is a leader in the design and development of GPS and Differential GPS technology. Its products have been repeatedly lauded for innovation. For example, Hemisphere's Outback S guidance system has been cited by the American Society of Agricultural Engineers as an "outstanding innovation" that saves "producers time, costs and labor while improving user safety."

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-505-4310
rheiniger@hemispheregps.com

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311
jadams@csi-wireless.com

CLAAS KgaA
Public Relations
+49 (0)5247-12 0
pr@claas.com

113

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Second Quarter Preliminary Results and Conference Call Notice

Calgary, Alberta – July 26, 2005 - (TSX:CSY): CSI Wireless Inc, a designer and manufacturer of advanced wireless and GPS products, today issued preliminary second quarter financial results for the period ended June 30, 2005 with notice that it will issue final results prior to the open of trading on the Toronto Stock Exchange on Thursday August 4, 2005. A conference call to discuss the results will follow at 10:00am eastern time the same day.

The Company's preliminary second quarter financial information indicates that second quarter revenues increased by approximately 23% year-over-year to more than C$23 million, compared to C$18.7 million in the second quarter of 2004. Total revenues for the first half of 2005 will be approximately C$45.2 million, an increase of approximately 34% compared to C$33.9 million for the first half of 2004.

Following the amortization of acquisition inventory step-up costs through cost of sales totaling C$1.6 million (see below) related to the second quarter acquisition of the Outback business from RHS Inc. (RHS), CSI expects to report a net loss for the quarter of C$1.1 million to C$1.4 million. As previously disclosed by the Company, the acquisition of the Outback business from RHS will contribute to revenue growth in 2005, however, due to the acquisition of inventory the Company advised that it did not expect that the acquisition would increase net income for the year.

These financial results are disclosed on a preliminary basis and may be subject to change as the Company's accounting firm, KPMG LLP, has not yet completed its review of the financial results. This review is expected to be completed prior to the issuance of the final results on August 4th prior to the open of trading on the Toronto Stock Exchange. Further financial details will be provided on that date.

A Web cast and conference call has been scheduled for Thursday August 4 at 10:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-416-640-4127 or 1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available from noon eastern time on August 4 through Thursday, August 11. Please dial 1-877-289-8525 and enter the reservation number 21132673# to listen to the rebroadcast.

GAAP Accounting Requirements for Acquisition

Under generally accepted accounting principles (GAAP), the inventory acquired with the acquisition of the Outback business during the second quarter of 2005 has been recorded at the carrying cost of RHS at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand on the date of the acquisition has been consumed. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by CSI and RHS.

The total CSI margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once the purchased inventory has been consumed, management will report the amount of "acquisition inventory step-up cost" that is included in cost of sales each quarter until the purchased inventory has been consumed. For the second quarter of 2005, the amortization of the acquisition inventory step-up cost through cost of sales totaled approximately $1.6 million.

For 2006, once the acquired inventory has been drawn down, management expects that the Outback business will be very accretive to the Company's earnings and prove an excellent acquisition from a shareholder perspective.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

114

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
CSI Wireless Reports Second Quarter Results

Revenues increase by 27% over 2004

Toronto Stock Exchange Symbol: CSY

CALGARY, Aug. 4 /CNW/ - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the second quarter ended June 30, 2005.

Revenues increased in the Company's GPS and Wireless business units. Revenues of $23.7 million in the second quarter of 2005 were 27% higher than the $18.7 million reported in the second quarter of 2004 as a result of increased sales of CSI's GSM desktop cellular phones and increased revenues from GPS guidance products, which include additional revenues from the Company's recently acquired Outback business, which closed on April 8, 2005.

"We are very encouraged about the strength of our Outback team and the progress that we have made in integrating Outback into CSI's GPS business," stated Stephen Verhoeff, CSI's President and CEO. "Our position in the agriculture guidance market today is very strong and getting stronger. We are currently developing additional products that will further enhance our performance advantage, and we expect to have these in the market in early 2006."

CSI's blended gross margins of 33% in the second quarter decreased slightly from 36% recorded in the second quarter of last year. However gross margin dollar contribution of $7.8 million in the second quarter was a quarterly record for CSI. Beginning in 2006, the acquisition of the Outback business will result in a significant improvement in the margins realized on sales of the Company's Outback GPS guidance products. However, as a result of the accounting treatment that must be applied to the acquired inventory that CSI had previously sold to RHS Inc. ("RHS"), margin improvement will not be seen until this acquired inventory has been sold. In the meantime, percentage margins are slightly lower on Outback product sales compared to the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition.

Wireless product gross margins were lower in the quarter compared to 2004, as a result of a higher weighting of GSM phone sales relative to higher-margin TDMA phone sales. TDMA product sales accounted for 100% of fixed wireless sales in the second quarter of last year.

"Our GPS unit, renamed "Hemisphere GPS" following the acquisition, continues to deliver strong gross margin performance," stated Mr. Verhoeff. "We expect to see GPS margins gain significant strength in 2006 as a result of the acquisition of the Outback business. Meanwhile, in our Wireless Business Unit, our desktop cellular telephone sales - and especially our GSM phone sales - enjoyed healthy growth over 2004. There have, however, been longer sales cycles than we expected in receiving purchase orders in some new markets. The timing of these pending sales will determine our ultimate revenue growth for the remainder of this year."

Year-over-year operating expenses of $9.0 million in the second quarter of 2005 increased $3.6 million, or 66% from $5.4 million in the second quarter of 2004, primarily due to the acquisition of the Outback business. The consolidation of the Outback business with CSI's operations resulted in additional operating expenses of approximately $3.3 million in the second quarter, in line with management's expectations. Because the Outback operations relate primarily to sales, marketing and distribution, selling expenses increased the most as a result of the acquisition. In addition, a new category of expense has been included in CSI's Statement of Operations and Deficit to report dealer selling commissions. These commissions represent incentives paid to third-party dealers in the Outback North American

distribution channel. Because these expenses vary directly with North American Outback product sales, disclosure as a separate expense category provides the most meaningful disclosure.

CSI reported a net loss of $1.1 million, or ($0.03) per share basic and diluted, in the second quarter of 2005 compared to net income of $1.6 million, or $0.05 per share basic, and $0.04 per share diluted, in the second quarter of 2004.

Use of Non-GAAP Financial Measures

Commencing this quarter, the Company will report non-GAAP ("Generally Accepted Accounting Principles") financial measures called "Non-GAAP Earnings" and "Non- GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supercede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

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(000's)	Three Months Ended		Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
GAAP net income (loss)	$(1,102)	$ 1,560	$ 215	$ 2,286
Amortization of acquisition inventory step-up	1,596	-	1,596	-
Non-GAAP Earnings	$ 494	$ 1,560	$ 1,811	$ 2,286
Non-GAAP Diluted EPS	$ 0.01	$ 0.04	$ 0.05	$ 0.07

The Company excluded the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP accounting at the carrying cost of the seller at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand on the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by CSI and RHS.

The total CSI margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once the purchased inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in cost of sales each quarter until the purchased inventory has been sold.

Business Segments

During the second quarter, CSI acquired the Outback business operations from its customer RHS Inc. to become the world's largest after-market supplier of agricultural GPS guidance products. The combined GPS entity, Hemisphere GPS, owns the Outback and Satloc brand names. Integration of the Outback and CSI GPS operations has been progressing well.

The Outback product line, designed and manufactured by CSI, was distributed exclusively through RHS and commands a leading market share in the after-market precision farming market. Initially sold only in North America, the Outback line is now being sold in several international markets including South America, Europe and Australia, as the Outback brand continues to become known and respected worldwide.

"We believe the acquisition of the Outback business was a critical step in our strategy to strengthen our dominance of the GPS precision agriculture market," explained Mr. Verhoeff. "We expect this industry to continue expanding rapidly as GPS is adopted as mainstream technology by farmers due to its significant cost-benefit, particularly in light of increasing fuel and fertilizer costs."

CSI's second quarter GPS revenues reached a record $11.6 million, increasing 38% compared with the second quarter of 2004. In the first six months of 2005, CSI's GPS revenues increased 28% to $21.4 million compared to the first-half of 2004. Although revenues achieved a record level, GPS revenues were below CSI's expectations for the quarter as a result of lower sales in the southern hemisphere due to drought and economic conditions experienced in certain of the Company's target markets, softer conditions generally in the agriculture market as illustrated by second quarter results reported by a number of suppliers to the agriculture markets, and due to the timing of a product enhancement in the Company's auto-steering products which reached the market later than was originally planned.

"Although current growth rates are impacted by these factors in the short term, we believe that the precision guidance markets will continue its significant growth over the next several years," stated Verhoeff.

In the second quarter, record sales of CSI's GPS products contributed a record $5.5 million of gross margins. GPS gross margins in the second quarter were 47%, compared to 53% in the second quarter of 2004. Lower margin percentages resulted primarily from the impact of consolidating the Outback business during the quarter, which will earn lower percentage margins when compared to CSI's corresponding margins on sales of Outback products in 2004 until the purchased inventory is sold, which is expected to be largely complete by the end of 2005.

For the second quarter of 2005, the net earnings for Hemisphere GPS prior to corporate costs, interest and foreign exchange was $249 thousand compared to $2.4 million for the second quarter of 2004. This reduction results primarily to lower net operating earnings from agricultural products due to lower than expected revenues in the second quarter due largely to macroeconomic factors.

The Company's Wireless Business Unit produced revenues of $12.1 million for growth of 17% compared to the second quarter of 2004. The increase was driven primarily by expanded revenues from CSI's desktop cellular phones. While sales of TDMA phones were down compared to the second quarter of 2004, GSM phone sales more than made up the difference, increasing 114% over the first quarter results.

Gross margins in the Wireless Business Unit for the quarter were 19%, compared to 17% in the first quarter of 2005 and 22% in the second quarter of 2004. Cost reductions on the GSM phones, together with stronger margins achieved on the Company's Telematics products, contributed to the improvement of margins compared to the first quarter of 2005. Margin decreases relative to 2004 are primarily a result of heavier weighting of sales of CSI's GSM phones which currently have lower margins than CSI's TDMA-based phones.

Performance of the Company's Wireless Unit was in line with Company expectations in the quarter with a strong ramp of GSM phones. For the second

quarter of 2005, the net operating results for the Wireless unit prior to corporate costs, interest and foreign exchange was a loss of $657 thousand compared to a loss of $266 thousand in the second quarter of 2004. The increased operating loss relates to increased Telematics operating expenses related to the Location Tag program, which is expected to be launched in the third quarter.

Operational Highlights

- CSI's Hemisphere GPS established a strategic partnership with Germany's CLAAS to integrate Hemisphere's GPS receivers and automatic steering systems throughout its extensive product lines and platforms including tractors, grain harvesters, forage harvesters and wide-area mowing machines. CLAAS, including its AGROCOM precision farming division, is one of the world's largest agricultural machinery manufacturers. The German firm markets its products in more than 140 countries.

- CSI's Hemisphere GPS introduced a proprietary chipset and new Crescent(TM) receiver technology. The proprietary chipset enhances GPS product performance and versatility and will play a key role in a receiver product line that Hemisphere GPS is launching under its new Crescent(TM) brand name.

- CSI achieved the second highest volume shipments of desktop cellular telephone's in the Company's history, with a 114% consecutive-quarter in increase in sales volumes of GSM desktop cellular telephones

- CSI's new GSM phones have been approved by 22 cellular carriers with another 38 carriers having received product samples.

- The Company has experienced growing interest from customers for the GSM version of CSI's Asset-Link platform which was launched during the second quarter. The third quarter will see the launch of the first release of the Company's Location-Tag platform.

Liquidity and Capital Resources

CSI Wireless held cash of $15.1 million at the end of the second quarter and working capital was $28.8 million. Long-term debt of $1.2 million at June 30, 2005 was assumed in connection with the Outback acquisition.

Conference Call - Thursday August 4 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Thursday, Aug. 4 at 10:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 1-416-640-4127 or-1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi- wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 12:00 p.m. EST on August 4. Please dial 1-877-289-8525 and enter the reservation number 21132673 followed by the number sign to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective,

wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

CSI WIRELESS INC.
Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Sales	$ 23,701,401	$ 18,706,977	$ 45,899,644	$ 33,853,444
Cost of sales	15,943,288	12,034,593	30,862,278	21,605,682
	7,758,113	6,672,384	15,037,366	12,247,762
Expenses:				
Research and development	2,519,658	2,558,924	5,102,895	4,585,257
Selling	2,319,327	1,216,115	3,632,039	2,243,096
Dealer selling commissions	1,484,986	-	1,484,986	-
General and administrative	1,556,597	1,160,103	2,927,879	2,288,308
Stock-based compensation	226,933	158,562	435,677	292,644
Depreciation and amortization	855,062	300,379	1,352,522	561,123

	8,962,563	5,394,083	14,935,998	9,970,428
Earnings (loss) before undernoted	(1,204,450)	1,278,301	101,368	2,277,334
Foreign exchange gain	(55,866)	(293,698)	(88,593)	(185,277)
Interest (income) expense	(1,357)	(52,386)	(24,646)	50,612
Redemption premium on preferred shares	-	64,060	-	126,157
Earnings (loss) before income tax	(1,147,227)	1,560,325	214,607	2,285,842
Current income tax recovery	(45,000)	-	-	-
Net earnings (loss)	(1,102,227)	1,560,325	214,607	2,285,842
Deficit, beginning of period	(17,625,824)	(22,510,246)	(18,942,658)	(22,837,629)
Change in accounting policy	-	-	-	(398,134)
Deficit, end of period	$(18,728,051)	$(20,949,921)	$(18,728,051)	$(20,949,921)
Earnings (loss) per common share:				
Basic	$ (0.03)	$ 0.05	$ 0.01	$ 0.07
Diluted	$ (0.03)	$ 0.04	$ 0.01	$ 0.07
Weighted average shares outstanding:				
Basic	40,039,943	32,649,773	36,102,781	30,750,527
Diluted	41,846,955	36,181,679	37,909,792	34,359,125

CSI WIRELESS INC.
Consolidated Balance Sheets

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		

Current assets:		
Cash and cash equivalents	$ 15,056,963	$ 10,253,440
Accounts receivable	10,869,626	18,218,500
Inventories	15,197,685	7,149,906
Prepaid expenses and deposits	604,062	629,930
	41,728,336	36,251,776
Property and equipment	10,941,976	7,737,275
Intangible assets	5,058,271	-
Goodwill	36,822,133	18,818,176
	$ 94,550,716	$ 62,807,227

Liabilities and Shareholders' Equity

Current liabilities:		
Accounts payable and accrued liabilities	$ 10,969,553	$ 11,674,507
Current portion of long-term debt	548,911	-
Current portion of capital leases	1,182,823	1,162,147
Corporate taxes	145,000	-
	12,846,287	12,836,654
Long-term debt	645,755	-
Capital lease obligations	215,245	462,537
Shareholders' equity:		
Common shares	98,065,018	67,273,700
Contributed surplus	1,506,462	1,176,994
Deficit	(18,728,051)	(18,942,658)
	80,843,429	49,508,036
	$ 94,550,716	$ 62,807,227

CSI WIRELESS INC.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Cash flows from				

(used in) operating activities:				
Net earnings (loss)	$ (1,102,227)	$ 1,560,325	$ 214,607	$ 2,285,842
Items not involving cash:				
Depreciation and amortization	855,062	300,379	1,352,522	561,123
Stock-based compensation	226,933	158,562	435,677	292,644
Redemption premium on preferred shares	-	64,060	-	126,157
Foreign exchange loss on preferred shares	-	56,870	-	91,001
	(20,232)	2,140,196	2,002,806	3,356,767
Change in non-cash operating working capital:				
Accounts receivable	2,657,772	(56,727)	1,655,036	(1,134,169)
Inventories	2,269,238	(77,591)	1,610,835	1,576,512
Prepaid expenses and deposits	2,520	(22,834)	96,118	(51,812)
Accounts payable and accrued liabilities	(1,196,191)	2,880,095	(2,000,851)	1,127,660
Corporate taxes	(45,000)	-	-	-
	3,668,107	4,863,139	3,363,944	4,874,958
Cash flows from (used in) financing activities:				
Decrease in bank indebtedness	-	-	-	(2,557,939)
Senior long-term debt	-	-	-	(761,672)
Other long-term debt	(139,223)	-	(139,223)	-
Capital leases	(459,443)	(50,672)	(941,766)	(58,512)
Issue of share capital, net of share issue costs	16,347,007	44,054	16,956,222	16,210,501
	15,748,341	(6,618)	15,875,233	12,832,378
Cash flows used in investing activities:				
Purchase of property and equipment	(1,201,589)	(561,905)	(1,681,144)	(892,397)
Business acquisition	(12,754,510)	-	(12,754,510)	-
	(13,956,099)	(561,905)	(14,435,654)	(892,397)
Increase in cash position	5,460,349	4,294,616	4,803,523	16,814,939

Cash and cash equivalents, beginning of period	9,596,614	12,520,323	10,253,440	-
Cash and cash equivalents, end of period	$ 15,056,963	$ 16,814,939	$ 15,056,963	$ 16,814,939
Supplemental disclosure:				
Interest paid	$ 116,894	$ 21,887	$ 142,055	$ 134,349
Interest received	$ 52,949	$ 58,593	$ 104,094	$ 69,082

>>

%SEDAR: 00004587E

/For further information: please contact: Stephen Verhoeff, President & CEO, CSI Wireless Inc., (403) 259-3311; Corbet Pala, Investor Relations, E-vestor Communications Inc., (416) 657-2400, cpala(at)evestor.com; Jeff Adams, Public Relations Manager, CSI Wireless Inc., (403) 259-3311, (403) 615-8747 (cell), jadams(at)csi-wireless.com/
(CSY.)

CO: CSI Wireless Inc.

CNW 07:00e 04-AUG-05

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Reports Second Quarter Results

Revenues increase by 27% over 2004

Calgary, Alberta – August 4, 2005 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the second quarter ended June 30, 2005.

Revenues increased in the Company's GPS and Wireless business units. Revenues of $23.7 million in the second quarter of 2005 were 27% higher than the $18.7 million reported in the second quarter of 2004 as a result of increased sales of CSI's GSM desktop cellular phones and increased revenues from GPS guidance products, which include additional revenues from the Company's recently acquired Outback business, which closed on April 8, 2005.

"We are very encouraged about the strength of our Outback team and the progress that we have made in integrating Outback into CSI's GPS business," stated Stephen Verhoeff, CSI's President and CEO. "Our position in the agriculture guidance market today is very strong and getting stronger. We are currently developing additional products that will further enhance our performance advantage, and we expect to have these in the market in early 2006."

CSI's blended gross margins of 33% in the second quarter decreased slightly from 36% recorded in the second quarter of last year. However gross margin dollar contribution of $7.8 million in the second quarter was a quarterly record for CSI. Beginning in 2006, the acquisition of the Outback business will result in a significant improvement in the margins realized on sales of the Company's Outback GPS guidance products. However, as a result of the accounting treatment that must be applied to the acquired inventory that CSI had previously sold to RHS Inc. ("RHS"), margin improvement will not be seen until this acquired inventory has been sold. In the meantime, percentage margins are slightly lower on Outback product sales compared to the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition.

Wireless product gross margins were lower in the quarter compared to 2004, as a result of a higher weighting of GSM phone sales relative to higher-margin TDMA phone sales. TDMA product sales accounted for 100% of fixed wireless sales in the second quarter of last year.

"Our GPS unit, renamed "Hemisphere GPS" following the acquisition, continues to deliver strong gross margin performance," stated Mr. Verhoeff. "We expect to see GPS margins gain significant strength in 2006 as a result of the acquisition of the Outback business. Meanwhile, in our Wireless Business Unit, our desktop cellular telephone sales – and especially our GSM phone sales – enjoyed healthy growth over 2004. There have, however, been longer sales cycles than we expected in receiving purchase orders in some new markets. The timing of these pending sales will determine our ultimate revenue growth for the remainder of this year."

Year-over-year operating expenses of $9.0 million in the second quarter of 2005 increased $3.6 million, or 66% from $5.4 million in the second quarter of 2004, primarily due to the acquisition of the Outback

business. The consolidation of the Outback business with CSI's operations resulted in additional operating expenses of approximately $3.3 million in the second quarter, in line with management's expectations. Because the Outback operations relate primarily to sales, marketing and distribution, selling expenses increased the most as a result of the acquisition. In addition, a new category of expense has been included in CSI's Statement of Operations and Deficit to report dealer selling commissions. These commissions represent incentives paid to third-party dealers in the Outback North American distribution channel. Because these expenses vary directly with North American Outback product sales, disclosure as a separate expense category provides the most meaningful disclosure.

CSI reported a net loss of $1.1 million, or ($0.03) per share basic and diluted, in the second quarter of 2005 compared to net income of $1.6 million, or $0.05 per share basic, and $0.04 per share diluted, in the second quarter of 2004.

Use of Non-GAAP Financial Measures

Commencing this quarter, the Company will report non-GAAP ("Generally Accepted Accounting Principles") financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supercede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

(000's)	Three Months Ended		Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
GAAP net income (loss)	$ (1,102)	$ 1,560	$ 215	$ 2,286
Amortization of acquisition inventory step-up	1,596	-	1,596	-
Non-GAAP Earnings	$ 494	$1,560	$ 1,811	$ 2,286
Non-GAAP Diluted EPS	$ 0.01	$ 0.04	$ 0.05	$ 0.07

The Company excluded the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP accounting at the carrying cost of the seller at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand on the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by CSI and RHS.

The total CSI margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this

product line once the purchased inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in cost of sales each quarter until the purchased inventory has been sold.

Business Segments

During the second quarter, CSI acquired the Outback business operations from its customer RHS Inc. to become the world's largest after-market supplier of agricultural GPS guidance products. The combined GPS entity, Hemisphere GPS, owns the Outback and Satloc brand names. Integration of the Outback and CSI GPS operations has been progressing well.

The Outback product line, designed and manufactured by CSI, was distributed exclusively through RHS and commands a leading market share in the after-market precision farming market. Initially sold only in North America, the Outback line is now being sold in several international markets including South America, Europe and Australia, as the Outback brand continues to become known and respected worldwide.

"We believe the acquisition of the Outback business was a critical step in our strategy to strengthen our dominance of the GPS precision agriculture market," explained Mr. Verhoeff. "We expect this industry to continue expanding rapidly as GPS is adopted as mainstream technology by farmers due to its significant cost-benefit, particularly in light of increasing fuel and fertilizer costs."

CSI's second quarter GPS revenues reached a record $11.6 million, increasing 38% compared with the second quarter of 2004. In the first six months of 2005, CSI's GPS revenues increased 28% to $21.4 million compared to the first-half of 2004. Although revenues achieved a record level, GPS revenues were below CSI's expectations for the quarter as a result of lower sales in the southern hemisphere due to drought and economic conditions experienced in certain of the Company's target markets, softer conditions generally in the agriculture market as illustrated by second quarter results reported by a number of suppliers to the agriculture markets, and due to the timing of a product enhancement in the Company's auto-steering products which reached the market later than was originally planned.

"Although current growth rates are impacted by these factors in the short term, we believe that the precision guidance markets will continue its significant growth over the next several years," stated Verhoeff.

In the second quarter, record sales of CSI's GPS products contributed a record $5.5 million of gross margins. GPS gross margins in the second quarter were 47%, compared to 53% in the second quarter of 2004. Lower margin percentages resulted primarily from the impact of consolidating the Outback business during the quarter, which will earn lower percentage margins when compared to CSI's corresponding margins on sales of Outback products in 2004 until the purchased inventory is sold, which is expected to be largely complete by the end of 2005.

For the second quarter of 2005, the net earnings for Hemisphere GPS prior to corporate costs, interest and foreign exchange was $249 thousand compared to $2.4 million for the second quarter of 2004. This reduction results primarily to lower net operating earnings from agricultural products due to lower than expected revenues in the second quarter due largely to macroeconomic factors.

The Company's Wireless Business Unit produced revenues of $12.1 million for growth of 17% compared to the second quarter of 2004. The increase was driven primarily by expanded revenues from CSI's desktop cellular phones. While sales of TDMA phones were down compared to the second

quarter of 2004, GSM phone sales more than made up the difference, increasing 114% over the first quarter results.

Gross margins in the Wireless Business Unit for the quarter were 19%, compared to 17% in the first quarter of 2005 and 22% in the second quarter of 2004. Cost reductions on the GSM phones, together with stronger margins achieved on the Company's Telematics products, contributed to the improvement of margins compared to the first quarter of 2005. Margin decreases relative to 2004 are primarily a result of heavier weighting of sales of CSI's GSM phones which currently have lower margins than CSI's TDMA-based phones.

Performance of the Company's Wireless Unit was in line with Company expectations in the quarter with a strong ramp of GSM phones. For the second quarter of 2005, the net operating results for the Wireless unit prior to corporate costs, interest and foreign exchange was a loss of $657 thousand compared to a loss of $266 thousand in the second quarter of 2004. The increased operating loss relates to increased Telematics operating expenses related to the Location Tag program, which is expected to be launched in the third quarter.

Operational Highlights

- CSI's Hemisphere GPS established a strategic partnership with Germany's CLAAS to integrate Hemisphere's GPS receivers and automatic steering systems throughout its extensive product lines and platforms including tractors, grain harvesters, forage harvesters and wide-area mowing machines. CLAAS, including its AGROCOM precision farming division, is one of the world's largest agricultural machinery manufacturers. The German firm markets its products in more than 140 countries.

- CSI's Hemisphere GPS introduced a proprietary chipset and new Crescent™ receiver technology. The proprietary chipset enhances GPS product performance and versatility and will play a key role in a receiver product line that Hemisphere GPS is launching under its new Crescent™ brand name.

- CSI achieved the second highest volume shipments of desktop cellular telephone's in the Company's history, with a 114% consecutive-quarter in increase in sales volumes of GSM desktop cellular telephones

- CSI's new GSM phones have been approved by 22 cellular carriers with another 38 carriers having received product samples.

- The Company has experienced growing interest from customers for the GSM version of CSI's Asset-Link platform which was launched during the second quarter. The third quarter will see the launch of the first release of the Company's Location-Tag platform.

Liquidity and Capital Resources

CSI Wireless held cash of $15.1 million at the end of the second quarter and working capital was $28.8 million. Long-term debt of $1.2 million at June 30, 2005 was assumed in connection with the Outback acquisition.

Conference Call – Thursday August 4 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Thursday, Aug. 4 at 10:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 1-416-640-4127 or-1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of this conference call will also be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later reviewing.

A recording of the conference call will be available for one week starting at 12:00 p.m. EST on August 4. Please dial 1-877-289-8525 and enter the reservation number 21132673# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 42 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Sales	$ 23,701,401	$ 18,706,977	$ 45,899,644	$ 33,853,444
Cost of sales	15,943,288	12,034,593	30,862,278	21,605,682
	7,758,113	6,672,384	15,037,366	12,247,762
Expenses:				
Research and development	2,519,658	2,558,924	5,102,895	4,585,257
Selling	2,319,327	1,216,115	3,632,039	2,243,096
Dealer selling commissions	1,484,986	–	1,484,986	–
General and administrative	1,556,597	1,160,103	2,927,879	2,288,308
Stock-based compensation	226,933	158,562	435,677	292,644
Depreciation and amortization	855,062	300,379	1,352,522	561,123
	8,962,563	5,394,083	14,935,998	9,970,428
Earnings (loss) before undernoted	(1,204,450)	1,278,301	101,368	2,277,334
Foreign exchange gain	(55,866)	(293,698)	(88,593)	(185,277)
Interest (income) expense	(1,357)	(52,386)	(24,646)	50,612
Redemption premium on preferred shares	–	64,060	–	126,157
Earnings (loss) before income tax	(1,147,227)	1,560,325	214,607	2,285,842
Current income tax recovery	(45,000)	–	–	–
Net earnings (loss)	(1,102,227)	1,560,325	214,607	2,285,842
Deficit, beginning of period	(17,625,824)	(22,510,246)	(18,942,658)	(22,837,629)
Change in accounting policy	–	–	–	(398,134)
Deficit, end of period	$(18,728,051)	$(20,949,921)	$ (18,728,051)	$(20,949,921)
Earnings (loss) per common share:				
Basic	$ (0.03)	$ 0.05	$ 0.01	$ 0.07
Diluted	$ (0.03)	$ 0.04	$ 0.01	$ 0.07
Weighted average shares outstanding:				
Basic	40,039,943	32,649,773	36,102,781	30,750,527
Diluted	41,846,955	36,181,679	37,909,792	34,359,125

CSI WIRELESS INC.

Consolidated Balance Sheets

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 15,056,963	$ 10,253,440
Accounts receivable	10,869,626	18,218,500
Inventories	15,197,685	7,149,906
Prepaid expenses and deposits	604,062	629,930
	41,728,336	36,251,776
Property and equipment	10,941,976	7,737,275
Intangible assets	5,058,271	–
Goodwill	36,822,133	18,818,176
	$ 94,550,716	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,969,553	$ 11,674,507
Current portion of long-term debt	548,911	–
Current portion of capital leases	1,182,823	1,162,147
Corporate taxes	145,000	–
	12,846,287	12,836,654
Long-term debt	645,755	–
Capital lease obligations	215,245	462,537
Shareholders' equity:		
Common shares	98,065,018	67,273,700
Contributed surplus	1,506,462	1,176,994
Deficit	(18,728,051)	(18,942,658)
	80,843,429	49,508,036
	$ 94,550,716	$ 62,807,227

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ (1,102,227)	$ 1,560,325	$ 214,607	$ 2,285,842
Items not involving cash:				
Depreciation and amortization	855,062	300,379	1,352,522	561,123
Stock-based compensation	226,933	158,562	435,677	292,644
Redemption premium on preferred shares	–	64,060	–	126,157
Foreign exchange loss on preferred shares	–	56,870	–	91,001
	(20,232)	2,140,196	2,002,806	3,356,767
Change in non-cash operating working capital:				
Accounts receivable	2,657,772	(56,727)	1,655,036	(1,134,169)
Inventories	2,269,238	(77,591)	1,610,835	1,576,512
Prepaid expenses and deposits	2,520	(22,834)	96,118	(51,812)
Accounts payable and accrued liabilities	(1,196,191)	2,880,095	(2,000,851)	1,127,660
Corporate taxes	(45,000)	–	–	–
	3,668,107	4,863,139	3,363,944	4,874,958
Cash flows from (used in) financing activities:				
Decrease in bank indebtedness	–	–	–	(2,557,939)
Senior long-term debt	–	–	–	(761,672)
Other long-term debt	(139,223)	–	(139,223)	–
Capital leases	(459,443)	(50,672)	(941,766)	(58,512)
Issue of share capital, net of share issue costs	16,347,007	44,054	16,956,222	16,210,501
	15,748,341	(6,618)	15,875,233	12,832,378
Cash flows used in investing activities:				
Purchase of property and equipment	(1,201,589)	(561,905)	(1,681,144)	(892,397)
Business acquisition	(12,754,510)	–	(12,754,510)	–
	(13,956,099)	(561,905)	(14,435,654)	(892,397)
Increase in cash position	5,460,349	4,294,616	4,803,523	16,814,939
Cash and cash equivalents, beginning of period	9,596,614	12,520,323	10,253,440	–
Cash and cash equivalents, end of period	$ 15,056,963	$ 16,814,939	$ 15,056,963	$ 16,814,939
Supplemental disclosure:				
Interest paid	$ 116,894	$ 21,887	$ 142,055	$ 134,349
Interest received	$ 52,949	$ 58,593	$ 104,094	$ 69,082

Consolidated Financial Statements of

CSI WIRELESS INC.

Periods ended June 30, 2005 and 2004

CSI WIRELESS INC.

Consolidated Balance Sheets

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 15,056,963	$ 10,253,440
Accounts receivable	10,869,626	18,218,500
Inventories	15,197,685	7,149,906
Prepaid expenses and deposits	604,062	629,930
	41,728,336	36,251,776
Property and equipment	10,941,976	7,737,275
Intangible assets	5,058,271	–
Goodwill	36,822,133	18,818,176
	$ 94,550,716	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,969,553	$ 11,674,507
Current portion of long-term debt (note 3)	548,911	–
Current portion of capital leases	1,182,823	1,162,147
Corporate taxes	145,000	–
	12,846,287	12,836,654
Long-term debt (note 3)	645,755	–
Capital lease obligations	215,245	462,537
Shareholders' equity:		
Common shares (note 4)	98,065,018	67,273,700
Contributed surplus	1,506,462	1,176,994
Deficit	(18,728,051)	(18,942,658)
	80,843,429	49,508,036
	$ 94,550,716	$ 62,807,227

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Sales	$ 23,701,401	$ 18,706,977	$ 45,899,644	$ 33,853,444
Cost of sales	15,943,288	12,034,593	30,862,278	21,605,682
	7,758,113	6,672,384	15,037,366	12,247,762
Expenses:				
Research and development	2,519,658	2,558,924	5,102,895	4,585,257
Selling	2,319,327	1,216,115	3,632,039	2,243,096
Dealer selling commissions	1,484,986	–	1,484,986	–
General and administrative	1,556,597	1,160,103	2,927,879	2,288,308
Stock-based compensation (note 4(d))	226,933	158,562	435,677	292,644
Depreciation and amortization	855,062	300,379	1,352,522	561,123
	8,962,563	5,394,083	14,935,998	9,970,428
Earnings (loss) before undernoted	(1,204,450)	1,278,301	101,368	2,277,334
Foreign exchange gain	(55,866)	(293,698)	(88,593)	(185,277)
Interest (income) expense	(1,357)	(52,386)	(24,646)	50,612
Redemption premium on preferred shares	–	64,060	–	126,157
Earnings (loss) before income tax	(1,147,227)	1,560,325	214,607	2,285,842
Current income tax recovery	(45,000)	–	–	–
Net earnings (loss)	(1,102,227)	1,560,325	214,607	2,285,842
Deficit, beginning of period	(17,625,824)	(22,510,246)	(18,942,658)	(22,837,629)
Change in accounting policy	–	–	–	(398,134)
Deficit, end of period	$(18,728,051)	$(20,949,921)	$ (18,728,051)	$(20,949,921)
Earnings (loss) per common share:				
Basic	$ (0.03)	$ 0.05	$ 0.01	$ 0.07
Diluted	$ (0.03)	$ 0.04	$ 0.01	$ 0.07
Weighted average shares outstanding:				
Basic	40,039,943	32,649,773	36,102,781	30,750,527
Diluted	41,846,955	36,181,679	37,909,792	34,359,125

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Cash flows from (used in) operating activities:				
Net earnings (loss)	$ (1,102,227)	$ 1,560,325	$ 214,607	$ 2,285,842
Items not involving cash:				
Depreciation and amortization	855,062	300,379	1,352,522	561,123
Stock-based compensation	226,933	158,562	435,677	292,644
Redemption premium on preferred shares	–	64,060	–	126,157
Foreign exchange loss on preferred shares	–	56,870	–	91,001
	(20,232)	2,140,196	2,002,806	3,356,767
Change in non-cash operating working capital:				
Accounts receivable	2,657,772	(56,727)	1,655,036	(1,134,169)
Inventories	2,269,238	(77,591)	1,610,835	1,576,512
Prepaid expenses and deposits	2,520	(22,834)	96,118	(51,812)
Accounts payable and accrued liabilities	(1,196,191)	2,880,095	(2,000,851)	1,127,660
Corporate taxes	(45,000)	–	–	–
	3,668,107	4,863,139	3,363,944	4,874,958
Cash flows from (used in) financing activities:				
Decrease in bank indebtedness	–	–	–	(2,557,939)
Senior long-term debt	–	–	–	(761,672)
Other long-term debt	(139,223)	–	(139,223)	–
Capital leases	(459,443)	(50,672)	(941,766)	(58,512)
Issue of share capital, net of share issue costs	16,347,007	44,054	16,956,222	16,210,501
	15,748,341	(6,618)	15,875,233	12,832,378
Cash flows used in investing activities:				
Purchase of property and equipment	(1,201,589)	(561,905)	(1,681,144)	(892,397)
Business acquisition (note 2)	(12,754,510)	–	(12,754,510)	–
	(13,956,099)	(561,905)	(14,435,654)	(892,397)
Increase in cash position	5,460,349	4,294,616	4,803,523	16,814,939
Cash and cash equivalents, beginning of period	9,596,614	12,520,323	10,253,440	–
Cash and cash equivalents, end of period	$ 15,056,963	$ 16,814,939	$ 15,056,963	$ 16,814,939
Supplemental disclosure:				
Interest paid	$ 116,894	$ 21,887	$ 142,055	$ 134,349
Interest received	$ 52,949	$ 58,593	$ 104,094	$ 69,082

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Periods ended June 30, 2005 and 2004
(Unaudited)

---

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2004, except as follows:

(a) Intangible assets:

In conjunction with the acquisition of the Outback Business (note 2), the Company has acquired intangible assets of $5,216,796, all of which are subject to amortization. The aggregate carrying amount is comprised of a number of identified intangible assets including tradenames, customer lists, customer and dealer relationships, technology and a non-competition agreement. These assets will be amortized on a straight-line basis over their estimated useful lives. During the period, $158,525 has been recorded as amortization expense relating to intangible assets.

The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Business acquisition:

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

Consideration paid consisted of:	
Note payable	$ 11,909,061
Common shares issued to RHS shareholders	13,689,473
Transaction costs	845,449
	$ 26,443,983

2. Business acquisition (continued):

The note payable was settled on April 20, 2005 subsequent to the closing of the Company's private placement of common shares.

The 4,400,000 common shares issued are held in escrow with 1,000,000 to be released on each the first and second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified.

An additional 2,100,000 Performance Warrants may be issued to RHS if the Outback Business achieves certain growth and profitability targets in fiscal 2005, 2006 and 2007. Each Performance Warrant will entitle the holder to acquire, for no additional consideration, one common share of the Company. If the Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition.

3. Long-term debt:

	June 30, 2005	December 30, 2004
Term debt, with a principal of US $875,548, repayable in monthly installments of US $37,465 with interest calculated at 8.0%, maturing August 2007 and secured by the specific computer equipment and software.	$ 1,073,072	$ –
Term debt, with aggregate principal value of US $99,211, repayable in monthly installments ranging from US $497 to US $880 with interest calculated rates from 0% to 6.5%, maturing at various dates from August 2005 to July 2007.	121,594	–
	1,194,666	–
Less current portion	(548,911)	–
	$ 645,755	$ –

3. Long-term debt (continued):

Estimated principal repayments are as follows:

2005	$ 270,420
2006	563,215
2007	361,031
	$ 1,194,666

4. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	199,527	431,215
Exercise of share purchase warrants	89,000	178,000
Transfer from contributed surplus on exercise of stock options		86,618
Balance, March 31, 2005	33,729,679	67,969,533
Issued on exercise of stock options	753,665	1,696,934
Issued on private placement	4,000,000	15,000,000
Issued on business acquisition (note 2)	4,400,000	13,689,473
Exercise of Bankers Warrants	250,000	625,000
Exercise of share purchase warrants	49,100	98,200
Transfer from contributed surplus on exercise of stock options		59,005
Share issue costs		(1,073,127)
Balance, June 30, 2005	43,182,444	$ 98,065,018

4. Share capital (continued):

(c) At June 30, 2005 the following stock options and share purchase warrants are outstanding:

Share Option Plan	3,242,489
Wireless Link Acquisition Share Option Plan	29,000
Total options outstanding	3,271,489
Share Purchase Warrants – Exercise price of $2.00, expiring August 8, 2005	2,502,900
Agents Warrants – Exercise price of $2.00, expiring August 8, 2005	53,719
Total warrants outstanding	2,556,619

(d) Stock based compensation:

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in the second quarter of 2005: zero dividend yield; expected volatility of 45%; risk-free rates of 5.0%; and expected lives of 4 years. For the quarter ended June 30, 2005, the Company recorded $226,933 as compensation expense.

5. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance. The Outback Business (note 2) has been included in the GPS Business Unit consistent with management's organization of the operating segments.

Three months ended June 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 11,642,000	$ 8,415,000	$ 12,059,000	$ 10,292,000	$ –	$ –	$ 23,701,000	$ 18,707,000
Interest (income) expense	–	–	–	–	(1,000)	(52,000)	(1,000)	(52,000)
Depreciation and amortization	499,000	191,000	356,000	109,000	–	–	855,000	300,000
Net earnings (loss)	249,000	2,408,000	(657,000)	(266,000)	(694,000)	(582,000)	(1,102,000)	1,560,000
Property and equipment	5,551,000	3,236,000	5,391,000	1,711,000	–	–	10,942,000	4,947,000
Intangible assets and goodwill	27,453,000	4,391,000	14,427,000	14,427,000	–	–	41,880,000	18,818,000
Total assets	61,633,000	34,685,000	32,918,000	23,709,000	–	–	94,551,000	58,394,000
Capital expenditures	317,000	494,000	885,000	68,000	–	–	1,202,000	562,000

5. Segmented information (continued):

(a) Operating segments (continued):

Six months ended June 30:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 21,416,000	$16,707,000	$ 24,484,000	$ 17,146,000	$ –	$ –	$ 45,900,000	$ 33,853,000
Interest (income) expense	–	–	–	–	(25,000)	51,000	(25,000)	51,000
Depreciation and amortization	697,000	362,000	656,000	199,000	–	–	1,353,000	561,000
Net earnings (loss)	3,221,000	4,917,000	(1,530,000)	(1,256,000)	(1,476,000)	(1,375,000)	215,000	2,286,000
Property and equipment	5,551,000	3,236,000	5,391,000	1,711,000	–	–	10,942,000	4,947,000
Intangible assets and goodwill	27,453,000	4,391,000	14,427,000	14,427,000	–	–	41,880,000	18,818,000
Total assets	61,663,000	34,685,000	32,918,000	23,709,000	–	–	94,551,000	58,394,000
Capital expenditures	571,000	671,000	1,110,000	221,000	–	–	1,681,000	892,000

(b) Sales by geographic segment:

	Three Months ended June 30,		Six Months ended June 30,	
	2005	2004	2005	2004
US	$ 15,165,000	$ 16,035,000	$ 34,051,000	$ 28,520,000
Canada	5,097,000	1,502,000	6,156,000	2,780,000
Europe	2,222,000	346,000	2,947,000	734,000
Other	1,217,000	824,000	2,746,000	1,819,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Assets by geographic segment:

	June 30, 2005	December 31, 2004
US	$ 75,787,000	$ 38,466,000
Canada	18,764,000	24,341,000

(d) Major customers:

During the six-month period ended June 30, 2005, the Wireless Business Unit had sales to one customer in the US totaling $21.0 million (2004 – $11.7 million), and the GPS Business Unit had sales to one customer totaling $4.3 million (2004 – $7.1 million). These GPS Business Unit sales were to the Outback Business of RHS Inc. prior to the business acquisition (note 2). Future sales of Outback products will be made directly to distributors and to end-user customers.

117

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, CAMERON OLSON, Vice President, Finance and Chief Financial Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2005

Cameron Olson
Vice President, Finance and Chief Financial Officer

(118)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2005

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer

G:\051434\0001\CEO Certification interim cert (Transition Period).doc

119

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending July 31, 2005.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 791,900 shares of CSI Wireless Inc. (the "Reporting Issuer"). For the period since the last report, Acuity acquired 791,900 shares of the Reporting Issuer, representing 1.66% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

4,549,100 of the Reporting Issuer representing 10.51% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

4,549,100 of the Reporting Issuer representing 10.51% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\TOR01\3047021\1

csi wireless. Code of Conduct	Locations:	Canada & USA
	Effective date:	Jan. 1, 2005
	Last Amended:	July 1, 2005

Purpose:

As we at CSI Wireless work to develop the market's best technology and products, maximize our profitability and increase our shareholders' value, we must remember that honesty, integrity and respect are core values that must define our success. We are subject to legal and regulatory requirements, and to high expectations from the public, our shareholders, business partners, customers, suppliers and employees. These requirements and expectations establish the standard for our actions and are critical to our success. They are also keys to ensuring that everyone we deal with is proud to be associated with us.

Scope:

The Code of Conduct applies to all employees, officers and directors of CSI Wireless Inc. and its subsidiaries (the "Company" or "CSI"). This Code is a reminder of basic principles of Conduct. All CSI employees, officers and directors are expected to be familiar with the Code, to review the contents of the Code on a regular basis, and to abide by the letter and spirit of the Code.

Policy:

Honesty, Integrity and Respect
Everyone we deal with should believe in and trust us. Our Company is nothing more than its employees as a whole. Dishonesty, misrepresentations, fraud and deceit have no place in our Company and will not be tolerated.

Company Property
The Company's assets, including equipment, systems, software, information, intellectual property and employees' time are to be used only for the benefit of the Company as approved by management. Company assets must never be used for illegal activities.

All employees should endeavour to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any suspected incidents of fraud or theft should be immediately reported to your supervisor, or to any member of management, for investigation.

Conflicts of Interest

- Conflicts of interest have the potential to divide loyalties and injure personal reputations. It is critical that personal and/or financial interests do not conflict - or appear to conflict - with the interests of CSI Wireless.
- Employees should not accept payments or gifts that could not be reciprocated in the normal course of business, including any favors or services that could be regarded as placing the employee under an obligation to a third party dealing, or desiring to deal, with CSI Wireless.
- Employees should not accept payments or gifts that could not be reciprocated in the normal course of business, including any favors or services that could be regarded as compromising to our business partners, customers or suppliers, or with the intent to unfairly influence them.

- Employment of a CSI Wireless employee with any other company or person, including self-employment, is prohibited if that company or person is a competitor, customer or supplier of CSI Wireless.
- Employees should not engage in competing outside activities that use the skill, knowledge and/or intellectual property of CSI Wireless, including property the employee developed or uses in the performance of their duties and responsibilities at CSI Wireless.
- Employees should not have any relationship with any business enterprise that might negatively affect the employee's independence of judgment in transactions between CSI Wireless and the other business enterprise or otherwise conflicts with the proper performance of the employee's duties at CSI Wireless.
- Employees must receive prior approval of CSI Wireless' Executive Committee before accepting any appointment to membership of the board of directors, standing committee, or similar body of any outside company, organization or government agency (other than charitable, educational, fraternal, political, community or religious organizations or similar groups), whether or not a possible conflict of interest might result from the acceptance of any such appointment.
- A CSI Wireless employee may not have an investment or business interest in any supplier, customer or competitor of CSI Wireless that could in any way compromise the employee's loyalty to CSI Wireless.
- Employees may not have any interest in another company that might appear to negatively affect the employee's judgment regarding the employee's job or loyalty to CSI Wireless.
- If you are in a position to direct, or where you could influence someone else to direct business to yourself, a family member or relative or close friend, or to a firm in which any of such persons has a financial, employment or other interest, you must disclose this situation to your manager before such a commitment is made.

Confidential Information

- Due to the nature of our business, a great deal of technical, marketing, competitive and business/financial information is gathered and should be considered CSI Wireless proprietary information. It is our policy to have each employee sign a Confidentiality Agreement when you join the Company. It is very important that you understand and meet the obligations that you committed to in signing that agreement.
- Our patents and other intellectual property is CSI Wireless's proprietary information. All such information must be treated sensitively and with discretion. Such information should not be disclosed except as appropriate business needs dictate. Where it is necessary to share proprietary CSI information with third parties, a Non-Disclosure Agreement should be prepared. A template is available from the Chief Financial Officer.

Employees and Employment Practices

- CSI Wireless will not discriminate against any employee or applicant for employment on the basis of race, religious beliefs, colour, gender, physical disability, mental disability, ancestry, place of origin, marital status, source of income, family status or age and is committed to ensuring that the workplace is free from unlawful harassment, including sexual and racial harassment. CSI Wireless also seeks to provide a safe and healthy work environment. All employees are expected to contribute to achieving these goals and to bring to the Company's attention any conduct, whether directed towards them or towards others, that is contrary to these policies.

- All CSI Wireless employees are expected to devote their best efforts, knowledge and ability to further the Company's success. The Company in turn will strive to treat employees in a fair manner and to reward them for their contributions.

Compliance with Laws and Company Policies

- You are responsible for learning, understanding and complying with all laws and policies applicable to your position in the Company.
- You should comply with the letter and spirit of all laws, regulations and policies governing your activities on the behalf of the Company.

Competitors

- We should at all times deal fairly with our competitors. Our goal is to win on the merits of our products and services. Comparisons to our competitors should always be fair and should never be misleading.
- Criticism of competitors reflects negatively on us, not on them. Criticism is not to be used as sales or marketing tactic.
- We will not induce others to break binding contracts with competitors.
- We will not cheat our customer by discussing pricing policies, terms and conditions, marketing and product plans or other such information with our competition.
- Our success will depend upon our long-term adherence to the principles of free and fair competition.

Insider Trading

- Canadian Securities regulation prohibits the purchase or sale of the Company's shares based on material information that is not generally known to the public. We are prohibited from trading in the Company's shares based on information until such information is "public" if it would reasonably be expected that the public release of such information would result in a significant change in the market price or value of CSI's shares. If information not known to the public is part of the basis for your decision to purchase or sell the Company's shares, then you may not buy or sell such shares.
- In addition, employees are prohibited from informing, or "tipping", anyone else about that material information. This prohibition extends to other shares whose price or value may reasonably be expected to be affected by changes in the price of CSI Wireless' shares and includes the granting or exercise of share options. Rapid buying and selling by employees of CSI's shares is strongly discouraged because of the possible perception of trading on non-public material information.
- Additionally, you should not trade shares of other companies based on information that you have learned within CSI Wireless and which is not public. For instance, if you learned the Company was considering the purchase of another company, then you may not purchase stock of that company based on such non-public information, nor could you pass the information on to anyone else so that they could purchase stock in that company.
- Officers and certain employees are subject to additional restrictions.
- For more information, or if you have any questions regarding insider trading issues, feel free to consult the Chief Financial Officer.

Representing the Company

- CSI Wireless strongly believes that employees are entitled to private lives and activities, separate from the Company. CSI Wireless respects employees' right to privacy. However, we encourage all employees to remember that we are all representatives of

the Company. Care should always be taken to ensure that non-business activities are kept strictly separate and apart from business activities and do not interfere or reflect poorly on the Company or undermine confidence in our collective integrity.

Communication of Financial Concerns
If you have concerns or complaints regarding questionable accounting, internal controls or other financial matters, please refer to CSI's Financial Concerns Submission Policy. You can submit your concern or complaint to a third-party entity (Global Corporate Compliance Inc.) that CSI has contracted to receive submissions and forward them to CSI while maintaining the confidentiality and anonymity of the individuals making the submissions.

Communication of Non-Financial Concerns
If you have concerns or complaints regarding questionable practices of a non-financial nature at CSI, please express your concerns or complaints to your immediate supervisor. If you don't believe that communication channel is appropriate, please communicate with a member of the senior management team. You can do so anonymously if you wish.

Waivers of the Code of Conduct
Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

Summary:

As we work to build our Company, we must remember the high expectations of everyone with whom we deal. At CSI Wireless, we will be uncompromising in our sense of values and ethics. Honesty, integrity, respect and trust will be the foundation on which we will build strong internal and external relationships and on which we will achieve long-term success.

CSI Wireless Inc.

Code of Employee Conduct

Confirmation

I have read the CSI Wireless Code of Conduct (the "Code"), and confirm that I understand the contents of such Code. Further, I confirm that I am in compliance with the provisions of the Code, or where I am not, I have disclosed the circumstances to CSI Wireless Inc., and this has been approved by the Executive Committee.

____

Name (print)

____

Signature

____

Date

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of August 5, 2005 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other related markets. Through the integration of GPS and Wireless technologies, CSI serves several high-growth markets including precision guidance in agriculture, desktop cellular telephones and commercial and consumer telematics.

Results of Operations

Summary of Quarterly Results

(000's)	For the Quarters Ended							
	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005
Sales	$ 15,134	$ 9,948	$ 15,146	$18,707	$23,181	$24,524	$22,198	$ 23,701
Gross margin	4,839	3,555	5,575	6,672	7,328	6,640	7,279	7,758
Expenses								
Research & development	1,592	1,732	2,026	2,559	2,763	2,184	2,583	2,520
Selling	1,003	1,039	1,027	1,216	1,197	1,148	1,313	2,319
Dealer selling commissions	-	-	-	-	-	-	-	1,485
General & administrative	980	952	1,128	1,160	1,257	924	1,378	1,556
Stock-based compensation	-	-	134	159	204	198	209	227
Depreciation & amortization	288	296	261	300	399	526	497	855
	3,863	4,019	4,576	5,394	5,820	4,980	5,980	8,962
Earnings (loss) before the following	976	(464)	999	1,278	1,508	1,660	1,299	(1,204)
Interest (income) expense	141	168	103	(52)	(24)	11	(30)	(1)
Foreign exchange (gain) loss	42	40	108	(294)	388	600	(33)	(56)
Premium on preferred shares	51	52	62	64	41	-	-	-
	742	(724)	726	1,560	1,103	1,049	1,362	(1,147)
Loss (recovery) from arbitration	1,154	(135)	-	-	-	-	-	-
Restructuring costs	160	-	-	-	-	-	-	-
	(572)	(589)	726	1,560	1,103	1,049	1,362	(1,147)
Current tax (recovery) expense	-	-	-	-	-	145	45	(45)
Net income (loss) for the period	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317	$ (1,102)
Income (loss) per common share*	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04	$ (0.03)

*Calculated using quarterly weighted averages

Outback Acquisition

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products (the "Outback Business") from RHS Inc. ("RHS"). Consideration paid was 4.4 million common shares and approximately $11.9 million in cash. An additional 2.1 million common shares may be issued to RHS if the Outback Business achieves certain growth and profitability targets in 2005, 2006 and 2007. If such common shares become issuable, they will be accounted for as additional goodwill on the acquisition.

As part of the acquisition, CSI acquired working capital of US $2.0 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback Business. In addition, CSI acquired certain tangible and intangible assets associated with the Outback Business and assumed debt of approximately $1.3 million.

Quarter Ended June 30, 2005 versus Quarter Ended June 30, 2004

Revenues

On a year-over-year basis, second-quarter revenues increased to $23.7 million from $18.7 million in 2004, due to increased sales of CSI's GSM desktop cellular phones and increased revenues from GPS guidance products, which include additional revenues from the Company's recently acquired Outback Business.

Revenues from CSI's GPS Unit ("Hemisphere GPS") were a record $11.6 million, up 38% from $8.4 million in the second quarter of 2004. Agriculture revenues from the Outback Business, GIS and marine markets drove Hemisphere GPS revenue growth in the second quarter. Although revenues achieved a record level in the quarter, GPS revenues were below the Company's expectations for the quarter as a result of lower sales in the southern hemisphere due to drought and economic conditions experienced in certain of the Company's target markets. In addition sales were affected by generally softer conditions in the agriculture market as illustrated by second quarter results reported by a number of suppliers to the agriculture markets and due to the timing of a significant product enhancement in the Company's auto-steering products, which reached the market later than was originally planned.

Wireless Unit revenues of $12.1 million were up 17% over revenues of $10.3 million in the second quarter of 2004 due to increased demand for GSM desktop cellular telephones.

Gross Margins

Although gross margins of 33% in the second quarter of 2005 decreased slightly from margins of 36% in the second quarter of 2004, the gross margin dollar contribution of $7.8 million in the second quarter was a quarterly record for the Company. Beginning in 2006, the acquisition of the Outback Business will result in a significant improvement in the margins realized on sales of the Company's Outback GPS guidance products. However, as a result of the accounting treatment that must be applied to the acquired inventory that CSI had previously sold to RHS, margin improvement will not be seen until this acquired inventory has been sold. Until this time, percentage margins are slightly lower on Outback product sales compared to the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition.

Hemisphere GPS gross margins in the second quarter of 2005 were 47% compared to 53% in the second quarter of 2004. The most significant driver of this reduction is the lower margins that are being realized on the acquired Outback inventory.

Wireless gross margins in the second quarter of 2005 were 19% compared to 22% in the second quarter of 2004. Cost reductions in producing the GSM desktop cellular phones were achieved during the quarter which offset the much greater weighting of GSM phones compared to the higher-margin TDMA phones. TDMA product sales accounted for 100% of desktop cellular sales in the second quarter of 2004. Telematics margins were also stronger during the quarter than in the second quarter of 2004.

Operating Expenses

Primarily as a result of the acquisition of the Outback Business, operating costs in the second quarter of 2005 increased by $3.6 million, or 66%, compared to the second quarter of 2004. The consolidation of the Outback Business with CSI's operations resulted in additional operating expenses of approximately $3.3 million in the second quarter, in line with management's expectations. Because the Outback operations relate primarily to sales, marketing and distribution, selling expenses increased significantly as a result of the acquisition. In addition, a new expense category has been included in the Company's Statement of Operations and Deficit to disclose dealer selling commissions. These commissions represent incentives paid to third-party dealers in the Outback North American distribution channel and vary directly with North American Outback product sales.

Interest and Other

The Company reported interest income, net of interest expense, of $1 thousand in the second quarter of 2005, compared to interest income of $52 thousand in the second quarter of 2004. The Company is earning interest income on its cash balance, offset by interest expense on capital leases and long-term debt, which increased in the quarter in connection with the acquisition of the Outback Business.

The Company incurred a foreign exchange translation gain of $56 thousand in the second quarter of 2005 compared to $294 thousand during the second quarter of 2004. The Company's foreign exchange hedging program served to mitigate the impact of foreign exchange fluctuations during the quarter.

Net Income

The Company incurred a net loss of $1.1 million, or $0.03 per share (basic and diluted), in the second quarter of 2005 compared to net income of $1.6 million, or $0.05 per share (basic) and $0.04 per share (diluted) in the second quarter of 2004.

Quarter Ended June 30, 2005 versus Quarter Ended March 31, 2005

Revenues

Relative to the first quarter of 2005, consolidated revenues of $23.7 million were up by 7% from $22.2 million. Hemisphere GPS revenues of $11.6 million were up relative to Q1 revenues of $9.8 million, again as a result of agriculture sales from the Outback Business, as well as GIS sales. Wireless revenues of $12.1 million were down from Q1 revenues of $12.4 million due to lower shipments of TDMA desktop cellular phones during the quarter, partially offset by increasing revenues from shipments of GSM desktop cellular phones. The total volume of phones shipped in the second quarter increased from the first quarter and was the second-highest volume quarter in the Company's history, however due to a higher weighting of GSM phones, which have a lower sales price than TDMA phones, fixed wireless revenues were lower in the second quarter.

Gross Margins

Gross margins in the second quarter of 2005 increased to $7.8 million from $7.3 million in the first quarter of 2005. The decrease in Hemisphere GPS gross margins to 47% from 52% in the first quarter is primarily a result of lower margins in percentage terms earned on sales of Outback products, when compared to the percentage margins earned on sales of Outback products to RHS prior to the acquisition. The Wireless Unit experienced an improvement in gross margins to 19% in the second quarter of 2005 compared to 17% in the first quarter of 2005 due to cost reductions on GSM desktop cellular phones and stronger telematics margins.

Operating Expenses

Operating expenses for the second quarter of 2005 increased by $3.0 million to $9.0 million from the first quarter of 2005. This increase was due to the addition of operating expenses of the Outback Business of approximately $3.3 million. Selling expenses increased 77% to $2.3 million from the first quarter of 2005, while dealer selling commissions of $1.5 million were incurred during the quarter.

Net Income

In the second quarter of 2005, the Company incurred a net loss of $1.1 million, or $0.03 per share (basic and diluted), compared to net income of $1.3 million, or $0.04 per share (basic and diluted), in the first quarter of 2005.

Use of Non-GAAP Financial Measures

Commencing this quarter, the Company will report non-GAAP (Generally Accepted Accounting Principles) financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supercede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

(000's)	Three Months Ended		Six Months Ended	
	Jun 30 2005	Jun 30 2004	Jun 30 2005	Jun 30 2004
GAAP net income (loss)	$ (1,102)	$ 1,560	$ 215	$ 2,286
Amortization of acquisition inventory step-up	1,596	-	1,596	-
Non-GAAP Earnings	$ 494	1,560	$ 1,811	$ 2,286
Non-GAAP Diluted EPS	$ 0.01	$ 0.04	$ 0.05	$ 0.07

The Company excluded the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback Business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once this inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in the cost of sales each quarter until the purchased inventory has been sold. As of April 8ᵗ, the date of closing of the Outback acquisition, the acquisition inventory step-up cost included in this inventory was approximately $4.3 million, of which $1.6 million was amortized through cost of sales during the second quarter.

Liquidity and Capital Resources

CSI Wireless held cash of $15.1 million at the end of the second quarter compared to $9.6 million at the end of the first quarter 2005. Long-term debt of $1.2 million at June 30, 2005 was assumed in connection with the Outback acquisition. The primary items impacting the cash balance in the second quarter were:

Accounts receivable decreased significantly from March 31 primarily due to the acquisition of the Outback Business and the elimination of amounts owing to CSI relating to the business.

- Inventories increased by $7.4 million from March 31 due primarily to the acquisition of inventories associated with the Outback Business. The amount of inventory purchased on the acquisition date was $9.7 million and Outback inventories were $7.5 million on June 30, 2005. Although it was necessary for RHS to carry a large inventory of Outback product, as the manufacturer and distributor of the Outback products, CSI will carry a much lower level of inventory moving forward both because we will be able to better optimize the end-to-end chain as manufacturer and distributor, and because our carrying value will be dramatically lower than it was for RHS.

Total capital spending, including assets acquired under capital lease, in the second quarter was approximately $1.2 million. The majority of capital spending related to fees paid for GSM licenses, production and research and development equipment and information technology-related capital.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's long-term debt and capital lease obligations at June 30, 2005:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Long-term debt	$ 1,194,666	$ 548,911	$ 645,755
Capital lease obligations	1,398,068	1,182,823	215,245
Total	$ 2,592,734	$ 1,731,734	$ 861,000

Private Placement

On April 19, CSI announced it had closed a private placement for 4 million shares at a price of $3.75 for total proceeds of $15 million. The proceeds were used to pay the cash component of the Outback acquisition purchase price and the remainder will be used for general corporate purposes.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

During the quarter, the Company adopted a new accounting policy related to acquired intangible assets. These assets will be amortized on a straight-line basis over their estimated useful lives.

There were no changes in significant estimates in the quarter.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes," "plans," "intends," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the Hemisphere GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

122

CSI WIRELESS INC.
BUSINESS ACQUISITION REPORT
FORM 51-102F4

Item 1 Identity of the Company

1.1 Name and Address of Company

CSI Wireless Inc. ("CSI" or the "Company")
4110 – 9th Street SE
Calgary, Alberta T2C 3G4

1.2 Executive Officer

Cameron B. Olson
Chief Financial Officer and Vice President Finance

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC ("Satloc"), acquired certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS Inc. ("RHS")

RHS Inc., a private company, is headquartered in Hiawatha, Kansas and has been a leading supplier of guidance products and agricultural sprayers with a 25-year history. During this time, RHS has twice been named to the Inc. Magazine annual "Inc. 500" list of America's fastest growing public companies primarily based on the success of its innovative and user-friendly guidance related products. In addition to its Hiawatha operations, the Outback Business has sales offices located in Texas, Iowa, Nebraska and Manitoba.

RHS and CSI first began working together in 1999 to develop the Outback® product line that provides farmers with precision guidance, auto-steering and situational awareness capabilities on their agricultural equipment such as tractors and sprayers. Prior to the acquisition, CSI manufactured the Outback products exclusively for RHS who carried out all end-customer sales, marketing, distribution and service functions. RHS has grown the Outback Business into the market-leading supplier of after-market GPS-based agricultural guidance products as a result of its exceptional sales, marketing, branding and distribution expertise.

The Outback Business assets being acquired include working capital of US $2.0 million comprised primarily of inventory, net of accounts payable, certain related fixed assets, product brands, trade names, intellectual property, the Outback® internet-based order fulfillment system, information systems and other related assets.

2.2 Date of Acquisition

April 8, 2005

2.3 Consideration

Total consideration for the acquisition of the Outback Business totals approximately $26.4 million. Consideration for the acquisition is comprised of approximately $11.9 million in cash, 4.4 million common shares of CSI ($13.7 million) and acquisition costs of $845 thousand. An additional 2.1 million

common shares of the Company will be issued to RHS if the Outback Business achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

At closing, the Company delivered a note payable to RHS covering the cash component of the purchase price. On April 19, 2005, CSI closed a bought deal private placement of four million common shares issued at a price of $3.75 per share for total gross proceeds of $15.0 million. Proceeds from this private placement were used in part to redeem the full amount of the note payable issued to RHS.

The 4.4 million of common shares issued to RHS are subject to an escrow agreement and will be released to RHS over three years following the closing of the acquisition with 1.0 million released on each of the first and second anniversary of the closing date and 1.95 million released on the third anniversary of the closing date. In addition, 450 thousand shares will be held in escrow subject to the conclusion of certain claims that may arise for which CSI has been indemnified.

2.4 Effect on Financial Position

There are no plans for material changes in the business affairs of the acquired business that may have a significant effect on the results of operations or financial position of the Company.

2.5 Prior Valuations

No valuation opinions were required to be obtained by securities legislation, or by any Canadian exchange or market to support the consideration paid by CSI for the Outback Business.

2.5 Parties to Transaction

The transaction is not with an informed person, associate or affiliate of the Company.

2.6 Date of the Report

August 12, 2005

Item 3 Financial Statements

The financial statements included in this Business Acquisition Report are as follows:

Exhibit A

Unaudited pro forma consolidated statements of operations of CSI Wireless Inc. for the three months ended March 31, 2005 and for the year ended December 31, 2004, and a consolidated pro forma balance sheet as at March 31, 2005, together with the compilation report prepared by the Company's auditors relating to such statements.

Exhibit B

Audited financial statements of the Outback Division of RHS, Inc. for the twelve months ended August 31, 2004 and 2003.

Unaudited financial statements of the Outback Division of RHS, Inc. for the seven month interim periods ended March 31, 2005 and 2004.

Exhibit A

Unaudited Pro Forma Consolidated Financial Statements of

CSI WIRELESS INC.

As at and for the three month period ended March 31, 2005 and for the year ended December 31, 2004

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To: The Board of Directors
CSI Wireless Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of CSI Wireless Inc. (the "Company") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and for the three months ended March 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "CSI Wireless" to the audited consolidated statement of operations of the Company for the year ended December 31, 2004 and the unaudited consolidated statement of operations of the Company for the three months ended March 31, 2005, and the unaudited consolidated balance sheet of the Company as at March 31, 2005, as appropriate, and found them to be in agreement.

2. Compared the figures in the column captioned "Outback" to the unaudited balance sheet of the Outback Division of RHS, Inc. as at March 31, 2005, and found them to be in agreement. We have also compared the figures in the columns captioned "Outback 7-months ended March 31, 2005" and "Outback Year-ended August 31, 2004" to the unaudited divisional statement of income for the seven-month period ended March 31, 2005 and the audited divisional statement of income for the year ended August 31, 2004, respectively, and found them to be in agreement.

3. Reperformed the calculation of the columns captioned "Outback 3-months ended March 31, 2005" and "Outback Year-ended December 31, 2004" in the unaudited pro forma consolidated statements of operations and found the amounts contained in these columns to be arithmetically correct.

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the adjustments and the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian Securities Legislation.

   The officials:
   (a) described to us the basis for determination of the adjustments and the pro forma adjustments, and
   (b) stated that the pro forma financial statements comply as to form in all material respects with Alberta Securities Act and the related regulations.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the adjustments and the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "CSI Wireless" and "Outback" as at March 31, 2005 and recalculated the application of the pro forma adjustments to the columns captioned "CSI Wireless" and "Outback 3-months ended March 31, 2005" and found the amounts in the columns captioned " Pro Forma Consolidated" to be arithmetically correct. We have also recalculated the application of the pro forma adjustments to the columns captioned "CSI Wireless" and "Outback Year-ended December 31, 2004" and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
August 12, 2005

CSI WIRELESS INC.

Unaudited Pro Forma Consolidated Balance Sheet

As at March 31, 2005

		CSI Wireless		Outback		Pro Forma Adjustments	Note		Pro Forma Consolidated
Assets									
Current assets:									
Cash and cash equivalents	$	9,596,614	$	–	$	14,030,930	2(a)	$	11,018,907
						(11,763,188)	2(a)		
						(845,449)	2(b)		
Accounts receivable		19,221,236		4,042,786		(5,652,788)	2(c)		13,568,448
						(4,042,786)	2(d)		
Inventories		7,808,309		9,711,843					17,520,152
Prepaid expenses and deposits		536,332		218,970		(149,581)	2(d)		605,721
		37,162,491		13,973.599					42,713,228
Property and equipment		8,434,438		1,729,282		208,455	2(b)		10,372,175
Intangible assets		–		–		5,152,896	2(b)		5,152,896
Goodwill		18,818,176		–		17,447,955	2(b)		36,266,131
	$	64,415,105	$	15,702,881				$	94,504,430

Liabilities and Shareholders' Equity

		CSI Wireless		Outback		Pro Forma Adjustments	Note		Pro Forma Consolidated
Current liabilities:									
Accounts payable and accrued liabilities	$	10,724,847	$	9,336,488	$	(5,652,788)	2(c)	$	11,927,036
						(2,481,511)	2(d)		
Note payable		–		–		11,763,188	2(b)		–
						(11,763,188)	2(a)		
Deferred revenue		–		446,999		(446,999)	2(d)	–	
Current portion of capital lease obligations		1,523,838		–					1,523,838
Current portion of long-term debt		–		507,055					507,055
Corporate taxes		190,000		71,796		(71,796)	2(d)		190,000
		12,438,685		10,362,338					14,147,929
Deferred revenue		–		220,164		(220,164)	2(d)		–
Capital lease obligations		333,673		–					333,673
Long-term debt		–		827,359					827,359
Shareholders' equity:									
Common shares		67,969,533		–		14,030,930	2(a)		95,522,255
				–		13,521,792	2(b)		
Contributed surplus		1,299,038		–					1,299,038
Deficit		(17,625,824)		4,293,020		(4,293,020)	2(b)(d)		17,625,824)
		51,642,747		4,293,020					79,195,469
	$	64,415,105	$	15,702,881				$	94,504,430

CSI WIRELESS INC.

Unaudited Pro Forma Consolidated Statement of Operations

Three months ended March 31, 2005

	CSI Wireless	Outback 7-months ended March 31, 2005	Adjustments (Note 3(a))	Outback 3-months ended March 31, 2005	Pro Forma Adjustments	Note	Pro Forma Consolidated
Sales	$ 22,198,243	$ 15,393,171	$ (4,128,726)	$ 11,264,445	$ (4,327,550)	2(c)	$ 29,135,138
Cost of sales	14,918,989	6,898,970	(1,778,080)	5,120,890	(2,531,714)	2(c)	17,508,165
	7,279,254	8,494,201		6,143,555			11,626,973
Expenses:							
Research and development	2,583,237	180,646	(101,791)	78,855			2,662,092
Selling	1,312,712	3,084,431	(1,386,831)	1,697,600			3,010,312
Dealer selling commissions	–	3,407,831	(703,498)	2,704,333			2,704,333
General and administrative	1,377,970	1,361,258	(642,692)	718,566			2,096,536
Stock based compensation	208,744	–		–			208,744
Depreciation and amortization	497,460	–	182,236	182,236	139,875	2(e)	819,571
	5,980,123	8,034,166		5,381,590			11,501,588
Earnings before undernoted	1,299,131	460,035		761,965			125,385
Foreign exchange gain	(32,730)	–		–			(32,730)
Interest (income) expense	(29,973)	37,579	(37,579)	–			(29,973)
Earnings, before income tax	1,361,834	422,456		761,965			188,088
Current tax expense	45,000	6,412		6,412			51,412
Net earnings	$ 1,316,834	$ 416,044		$ 755,553			$ 136,676
Earnings per common share							
Basic	$ 0.04						$ –
Diluted	0.04						–
Weighted average shares outstanding							
Basic	33,626,415						42,026,415
Diluted	35,895,576						44,295,576

See accompanying notes to unaudited pro forma consolidated financial statements.

CSI WIRELESS INC.

Unaudited Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004

	CSI Wireless	Outback Year-ended August 31, 2004	Adjustments (Note 3(b))	Outback Year-ended December 31, 2004	Pro Forma Adjustments	Note	Pro Forma Consolidated
Sales	$ 81,556,295	$ 26,565,507	$ 1,533,499	$ 28,099,006	$ (14,931,810)	2(c)	$ 94,723,491
Cost of sales	55,340,255	11,265,714	732,425	11,998,139	(11,237,027)	2(c)	56,101,367
	26,216,040	15,299,793		16,100,867			38,622,124
Expenses:							
Research and development	9,532,885	284,971	(10,706)	274,265			9,807,150
Selling	4,588,223	4,166,312	197,691	4,364,003			8,952,226
Dealer selling commissions	–	5,433,658	130,637	5,564,295			5,564,295
General and administrative	4,469,967	2,223,546	(190,575)	2,032,971			6,502,938
Stock based compensation	694,677	–		–			694,677
Depreciation and amortization	1,485,726	–	225,327	225,327	559,500	2(e)	2,270,553
	20,771,478	12,108,487		12,460,861			33,791,839
Earnings before undernoted	5,444,562	3,191,306		3,640,006			4,830,285
Redemption premium on preferred shares	167,524	–		–			167,524
Foreign exchange loss	802,066	–		–			802,066
Interest expense	36,867	–		–			36,867
Earnings, before income tax	4,438,105	3,191,306		3,640,006			3,823,828
Current tax expense	145,000	125,627		125,627			270,627
Net earnings	$ 4,293,105	$ 3,065,679		$ 3,514,379			$ 3,553,201
Earnings per common share							
Basic	$ 0.13						$ 0.09
Diluted	0.13						0.08
Weighted average shares outstanding							
Basic	31,934,070						40,334,070
Diluted	33,917,087						42,317,087

See accompanying notes to unaudited pro forma consolidated financial statements.

1. Basis of presentation:

On April 8, 2005, CSI Wireless Inc. ("CSI" or the "Company"), through its wholly-owned subsidiary Satloc LLC ("Satloc"), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS Inc. ("RHS").

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of CSI in accordance with Canadian generally accepted accounting principles. In the opinion of CSI's management, these pro forma financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The accompanying unaudited pro forma consolidated financial statements include:

a) A pro forma consolidated balance sheet as at March 31, 2005 prepared from the unaudited consolidated balance sheet of the Company as at March 31, 2005 and the unaudited carve-out balance sheet of the Outback Business as at March 31, 2005.

b) A pro forma consolidated statement of operations for the three months ended March 31, 2005 combining the unaudited consolidated statement of operations of the Company for the three months ended March 31, 2005 with the unaudited carve-out statement of operations of the Outback Business for the three months ended March 31, 2005, which has been constructed for the purpose of the pro forma financial statements (note 3).

c) A pro forma consolidated statement of operations for the year ended December 31, 2004 combining the audited consolidated statement of operations of the Company for the year ended December 31, 2004 with the unaudited statement of operations of the Outback Business for the twelve months ended December 31, 2004, which has been constructed for the purpose of the pro forma financial statements (note 3).

The pro forma financial statements have been prepared with information derived from historical financial statements of the Company and the Outback Business, and the assumptions and adjustments outlined below. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2004. The pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto.

The pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared assuming the acquisition and related transactions were completed on January 1, 2004, while the pro forma consolidated statement of operations for the three months ended March 31, 2005 has been prepared assuming the acquisition and related transactions were completed on January 1, 2005. The pro forma consolidated balance sheet at March 31, 2005 was prepared assuming the acquisition was completed on March 31, 2005.

The pro forma consolidated balance sheet and the pro forma consolidated statements of operations may not be indicative of the results that would have occurred if the acquisition had been in effect on the dates indicated or of the financial results that may result in the future.

2. Pro forma transactions and assumptions:

a) The Company entered into an agreement for a bought-deal private placement of 4,000,000 common shares at $3.75 per share for total net proceeds of $14,030,930. The proceeds of the private placement were used to settle the note payable issued on the acquisition of the Outback Business with the remainder being used for general corporate purposes.

b) The Company entered into an asset purchase agreement to acquire certain sales, marketing and distribution assets of the Outback Business. The following provides details of the purchase and the consideration paid.

Working capital	$	2,926,255
Property and equipment		1,937,737
Intangible assets		5,152,896
Goodwill		17,447,955
Long-term debt		(1,334,414)
	$	26,130,429

Consideration consists of:

4,400,000 common shares issued to RHS shareholders	$	13,521,792
Note payable		11,763,188
Transaction costs		845,449
	$	26,130,429

Warrants for 2,100,000 CSI shares will be issued to the shareholders of RHS in three separate issuances assuming the Outback Business achieves certain future operating results. No amount has been recorded in these pro forma financial statements relating to these warrants as it is uncertain whether the Outback Business will meet the required future operating results.

c) Sales between the Company and the Outback Business of $4,327,550 for the three months ended March 31, 2005 ($14,931,810 – year ended December 31, 2004) have been eliminated. Cost of sales relating to inventory purchased by RHS from CSI of $2,531,714 ($11,237,027 – year ended December 31, 2004) have been eliminated. Accounts receivable and accounts payable and accrued liabilities balances of $5,652,788 at March 31, 2005 related to the sales have also been eliminated.

d) The Company only acquired certain assets related to the Outback line of products and the ongoing operations of the Outback Business. Adjustments have been recorded to remove the assets not acquired and the liabilities not assumed.

2. Pro forma transactions and assumptions (continued):

e) Intangible assets resulting from the acquisition will be amortized on a straight-line basis over their estimated useful lives. An adjustment to record amortization expense of $139,875 for the three months ended March 31, 2005 ($559,500 for the year ended December 31, 2004) has been recorded.

3. Adjustments to Outback Division of RHS, Inc. financial statements

a) Using the monthly trial balance of the Outback Division, management removed the sales and expenses for the September to December 2004 period from the unaudited carve-out statement of operations for the seven months ended March 31, 2005. Further adjustments were made to separately disclose depreciation and amortization and to remove interest expense from the statement of operations as this amount is considered a corporate expenditure.

b) Using the monthly trial balance of the Outback Division, management removed the sales and expenses for the September to December 2003 period from the August 31, 2004 year-to-date trial balance, and added the operations for the September to December 2004 period. From the constructed statement of operations for the year ended December 31, 2004, management then made adjustments to disclose depreciation and amortization separately.

Exhibit B

Outback Division of RHS, Inc.

Accountants' Report and Financial Statements

August 31, 2004 and 2003

BKD LLP

Outback Division of RHS, Inc.
August 31, 2004 and 2003

Contents

Independent Accountants' Report 1

Financial Statements

Balance Sheets 2

Statements of Income 3

Statements of Divisional Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

BKD LLP

Independent Accountants' Report

Board of Directors
RHS, Inc.
Hiawatha, Kansas

We have audited the accompanying balance sheets of the Outback Division of RHS, Inc. as of August 31, 2004 and 2003, and the related statements of income, divisional equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Outback Division of RHS, Inc. as of August 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ **BKD, LLP**

June 24, 2005, except for Note 8 as to which the
date is June 27, 2005
Kansas City, Missouri

Outback Division of RHS, Inc.
Balance Sheets
August 31, 2004 and 2003

Assets

	2004	2003
Current Assets		
Accounts receivable, net of allowance; 2004 - $10,000, 2003 - $75,000	$ 2,008,090	$ 1,166,526
Inventories	3,525,448	2,331,965
Prepaid expenses and other	168,394	174,340
Total current assets	5,701,932	3,672,831
Property and Equipment, at cost		
Leasehold improvements	51,105	37,479
Machinery, equipment and vehicles	362,360	238,779
Office furniture and equipment	148,938	103,397
	562,403	379,655
Less accumulated depreciation and amortization	146,471	59,299
	415,932	320,356
Other Assets		
Intangible assets, at cost, less accumulated amortization	770,299	26,150
Other	75,149	207,560
	845,448	233,710
	$ 6,963,312	$ 4,226,897

Liabilities and Divisional Equity

		2004		2003
Current Liabilities				
Accounts payable	$	819,425	$	336,387
Current portion of long term debt		448,763		43,949
Interdivisional payable		465,345		1,051,407
Accrued commissions		129,723		63,148
Foreign taxes payable		106,495		99,578
Accrued warranty		187,938		109,730
Deferred revenue		610,306		675,810
Total current liabilities		2,767,995		2,380,009
Long Term Debt		683,027		107,722
Deferred Revenue		300,593		830,239
Divisional Equity		3,211,697		908,927
	$	6,963,312	$	4,226,897

Outback Division of RHS, Inc.
Divisional Statements of Income
Years Ended August 31, 2004 and 2003

	2004	2003
Net Sales	$ 19,954,561	$ 14,197,139
Cost of Goods Sold	8,462,190	6,411,631
Gross Profit	11,492,371	7,785,508
Sales, Marketing and Administrative Department Expenses	9,095,237	6,762,257
Income Before Provision for Foreign Taxes	2,397,134	1,023,251
Provision for Foreign Taxes	94,364	114,324
Net Income	$ 2,302,770	$ 908,927

See Notes to Financial Statements

Outback Division of RHS, Inc.
Statements of Divisional Equity
Years Ended August 31, 2004 and 2003

	Divisional Equity
Balance, September 1, 2002	$ —
Net income	908,927
Balance, August 31, 2003	908,927
Net income	2,302,770
Balance, August 31, 2004	$ 3,211,697

Outback Division of RHS, Inc.

Statements of Cash Flows

Years Ended August 31, 2004 and 2003

	2004	2003
Operating Activities		
Net income	$ 2,302,770	$ 908,927
Items not requiring cash		
Depreciation and amortization	102,170	61,641
Changes in		
Accounts receivable	(841,564)	(705,042)
Inventories	(1,193,483)	2,298,228
Other assets	138,357	(110,943)
Accounts payable	483,038	(896,020)
Accrued commissions	66,575	4,460
Deferred revenue	(595,150)	446,455
Other current liabilities	85,125	209,308
Net cash provided by operating activities	547,838	2,217,014
Investing Activities		
Purchases of property and equipment	(74,334)	(111,173)
Purchases of intangible assets	(759,149)	—
Net cash used in investing activities	(833,483)	(111,173)
Financing Activities		
Proceeds from long-term debt	923,624	—
Payments on long-term debt	(51,917)	(15,621)
Changes in interdivisional payable	(586,062)	(2,090,220)
Net cash provided by (used in) financing activities	285,645	(2,105,841)
Decrease in Cash	—	—
Cash, Beginning of Year	—	—
Cash, End of Year	$ —	$ —
Supplemental Cash Flows Information		
Foreign taxes paid	$ 87,447	$ 27,801
Purchase of property and equipment in exchange for long-term debt	108,412	167,292

Outback Division of RHS, Inc.

Notes to Financial Statements

August 31, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Basis of Preparation

Effective April 8, 2005, certain assets comprising the Outback Division (the Division) were purchased by Satloc LLC from RHS Inc. (the Company) pursuant to the Asset Purchase Agreement (the Agreement) between such parties. Satloc LLC is a wholly owned subsidiary of CSI Wireless, Inc. (CSI), an Alberta corporation. Prior to the purchase date, the Division was operated by the Company together with other business activities that were not purchased by Satloc LLC and which remain a part of the Company following April 8, 2005. These financial statements have been prepared as required by Canadian securities regulations to "carve out" the assets and liabilities directly related to the Division at August 31, 2004 and 2003, and the revenues, costs and expenses directly related to the Division for the years ended August 31, 2004 and 2003.

The sale of the Division's assets to Satloc LLC included all of the Company's rights, title and interest in and to the following:

- Working capital related to the Division; including inventory, prepaid expenses and any other related current assets less accounts payable and any other related current liabilities;
- Furniture, office equipment and computer equipment located in the Division's sales offices;
- Products; product designs and documentation, including marketing materials, packaging designs, support documentation, drawings, bills of material, production documentation and other product-related documentation of the Division;
- All inventions and improvements related to the Division and its operations;
- Trademarks, trade styles, worldwide trade names and brands and all related applications and registrations of the Division;
- Patents, patent applications, patent rights and design patent rights used in the Division's operations;
- All product development agreements and related rights associated with the Division;
- All customer product supply, service and distribution agreements related to the Division;
- Worldwide customer lists, including the Division's customer database for North America and all distributors and sales agents;
- Marketing and distribution assets; including the Division's website, internet addresses, domain names, e-commerce systems, distribution network and promotional materials;
- All necessary and confidential information regarding the Division and its operations;
- Computer information system and its related computer programs of the Division;
- Sales and marketing operations and procedures of the Division;
- Manufacturing and quality control operations and procedures of the Division;

- Copies of all records, books and files; including computer files and storage media of the Division;
- All real property leases, licenses and operating leases of the Division; including the premise lease, sales office leases, computer information system lease, vehicle leases and other equipment leases;
- Agreements made by or on behalf of the Company whereby employees, contractors, other agents and third parties confirm or assign ownership of intellectual property to the Company; agree not to compete with the Company or solicit employees, customers or suppliers of the Company;
- All other intellectual property considered significant to the Division, as indicated in the Agreement.

Purchase by Satloc LLC

Effective April 8, 2005, Satloc LLC purchased certain assets of the Division, as outlined above, for the following: a $10,650,000 promissory note, 4,400,000 common shares of CSI, earn-out warrants of 2,100,000 of CSI shares and $201,830 in cash. The purchase price is subject to adjustment based on certain conditions in the purchase agreement, the most significant of which are the working capital adjustment, purchase price adjustment and computer price adjustment. The Outback Business assets to be purchased include net working capital of approximately $2 million comprised of inventory, net of accounts payable, certain fixed assets, product brands, trade names, intellectual property, the internet-based fulfillment system, information systems and other related Outback assets. CSI will also assume the office lease for each of the Outback sales offices. The ultimate cash component of the purchase price is subject to certain adjustments at closing.

The 4,400,000 CSI common shares issued will be subject to a time release escrow over a three-year period and 450,000 shares are subject to hold back against certain claims that may arise for which CSI has been indemnified. The additional earn-out warrants for 2,100,000 shares will be issued to RHS if the Outback Division achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

During the periods covered by the financial statements, the Division's operations were conducted as an integral part of the Company's operations. These financial statements have been "carved out" of the Company financial statements to reflect the assets and liabilities directly related to the Division and the revenues, costs and expenses directly related to the Division's operations. The financial statements have been prepared from the books, records and accounts of the Company on the basis of established accounting methods, policies, practices and procedures and based on judgments and estimations made by the management of the Company.

Principles of Divisional Financial Statements

The accounts of the Division of the Company and Outback Canada, Inc. (the Company's wholly owned subsidiary) are included in these divisional financial statements. There are significant allocations and assumptions that were required to prepare these divisional financial statements. Where assets, liabilities, revenues, costs and expenses are not directly related to the Division, the principal assumptions and allocations used by management in the preparation of these divisional financial statements are as follows:

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

Cash and Bank Indebtedness

Cash of the Company has been managed on a combined basis with balances not directly attributed to the Division. Therefore, cash balances have not been included in these divisional financial statements. The net change in cash balances during the periods of these financial statements are reflected in the interdivisional account. Bank indebtedness has been included within the financial statements for balances directly attributed to the Division. All other bank indebtedness not directly attributed to the Division is not included within these financial statements.

Fixed Assets

Fixed assets included in these divisional financial statements represent the categories of fixed assets that were sold by the Company with the Division. For fixed assets that are to be retained by the Company, but have been used by the Division during the period of these financial statements, the appropriate share of depreciation on such fixed assets has been included in the expenses of the Division as a lease charge from the Company.

Revenues and Cost of Sales

Revenues and cost of sales have been accounted for directly by the Company; therefore, no allocation is required in determining these amounts.

Sales, Marketing and Administrative Department Expenses

The Company staff in sales, marketing and administration has provided service to the Division and to other business activities of the Company. Certain expense categories are directly attributable to the Division or to the other business activities and are directly allocated. Where expense categories are not directly attributable to either business, such expenses were allocated to the business activities based on an analysis of the time spent by the employees in each department on each of the business activities. As detailed time tracking was not maintained during the periods covered by these financial statements, the time analysis was completed by the Company management.

The costs allocated to the Division are not necessarily indicative of the costs that would have been incurred had the Division performed these functions as a stand-alone entity nor are they indicative of costs that will be charged or incurred in the future.

Nature of Operations

The Outback Division (the Division) of RHS, Inc. (the Company) sells global positioning systems (GPS), including guidance products and components primarily for agricultural applications. The Company has two primary product lines – Outback (the Division) and the Bestway Sprayer Systems (Bestway). During October 2001, Outback Canada, Inc. was incorporated and began operations to promote, sell and distribute the Company's product lines in Canada. Customers are located throughout the mid-western and eastern United States, parts of Canada, Australia and South America. Credit is granted to all qualified customers of the Division.

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

Revenue Recognition

Revenue from the sale of the Division's products is recognized as products are shipped to customers. The Division's revenue from extended service plans sold separately on its product line is recognized as revenue on a straight-line basis over the lives of the plans (36 months).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers, net of anticipated discounts. The Division provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Inventory Pricing

Inventories are stated at the lower of cost or market. Cost has been determined on the first-in, first-out basis. Market is based upon realizable value less allowance for selling and distribution expenses and normal gross profit.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is computed using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation on the Division's property and equipment charged to operations for the years ended August 31, 2004 and 2003 was $87,170 and $46,641, respectively.

Intangible Assets

Intangible assets, principally comprised of internally developed software, are recorded at cost less accumulated amortization and are amortized over five years on a straight-line basis once they become functional. Management evaluates the value of the unamortized portion of intangible assets annually. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value.

Fair Value of Financial Instruments

The carrying amounts for cash, accounts receivable, accounts payable and current liabilities are reasonable estimates of their fair values. Additional information about the fair value of long-term debt is contained in Note 4.

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

Income Taxes

The stockholders of the Company have elected to be taxed under Subchapter S of the Internal Revenue Code whereby stockholders are liable for federal and state income taxes on their respective shares of the Company's taxable income. Accordingly, no provision for federal and state income taxes has been included in the divisional financial statements relating to the Division. For the years ended August 31, 2004 and 2003, the provisions for foreign taxes represent taxes due on Outback Canada, Inc.'s taxable income. There are no significant deferred income taxes resulting from the Canadian operations.

Advertising Costs

Advertising costs are charged to operations when incurred and totaled $640,931 and $542,410 for the years ended August 31, 2004 and 2003, respectively.

Shipping and Handling Costs

Shipping and handling costs of $202,647 and $115,630 for 2004 and 2003, respectively, are included in cost of goods sold.

Product Warranties

The Division generally provides a three-year warranty for its Outback products, which is accrued for as warranty expense over the three-year period during which the related income is being recognized for any warranty contracts sold separately. For any warranty provided as a part of the sale of an Outback unit, the estimated warranty liability is recorded at the time of sale. The warranty expense accrual is based upon historical warranty experience and management's judgment of existing facts.

Activity in the accrued warranty accounts for the years ended August 31, 2004 and 2003 is as follows:

	2004	2003
Beginning balance	$ 109,730	$ 52,688
Changes in liability for product warranties issued	357,230	167,888
Payments made under warranties, parts replaced or scrapped, etc.	(279,022)	(110,846)
Ending balance	$ 187,938	$ 109,730

Note 2: Inventories

	2004	2003
Raw materials	$ 129,262	$ 112,167
Finished goods	1,375,322	1,107,485
Goods purchased for resale	2,120,864	1,192,313
	3,625,448	2,411,965
Less reserve for obsolescence	100,000	80,000
Total inventories	$ 3,525,448	$ 2,331,965

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

Note 3: Intangible Assets

The carrying basis of recognized intangible assets was $800,299 and $41,150 at August 31, 2004 and 2003, respectively. The related accumulated amortization at August 31, 2004 and 2003 was $30,000 and $15,000, respectively.

The amortization on intangible assets charged to operations was $15,000 for the years ended August 31, 2004 and 2003.

During the year ended August 31, 2004, the Company began to develop new business and accounting software. The carrying basis of recognized intangible assets was $759,149 at August 31, 2004 and no amortization had been taken since the software was not yet placed in service. Once functional, the software will be amortized over five years on a straight-line basis.

Note 4: Long Term Debt

	2004	2003
7.75% note, payable in monthly installments of $37,465 including interest, with final payment due August 2007, collateralized by computer hardware and software and personal guarantees by the Company's stockholders	$ 923,649	$ —
Various other notes payable, individually less than $40,000	208,141	151,671
	1,131,790	151,671
Less current portion	448,763	43,949
Non-current portion	$ 683,027	$ 107,722

Aggregate annual maturities for long-term debt at August 31, 2004 are as follows:

2005	$ 448,763
2006	470,859
2007	212,168
	$ 1,131,790

The fair value of the Division's long-term debt approximates the carrying value of the Division's current loans. The current loans have interest rates, similar terms and maturities as those that are currently available to the Division.

Note 5: Operating Leases

The Company is obligated under certain operating lease arrangements for property and equipment. In addition, the Company has certain property and equipment that it owns and allocates certain internal rental charges to its divisions as discussed in the allocations and assumptions section of footnote 1. In conjunction with these external operating leases and the internal leases, total rental expense allocated to the Division for the years ended August 31, 2004 and 2003 was $93,005 and $70,456, respectively.

Outback Division of RHS, Inc.

Notes to Financial Statements

August 31, 2004 and 2003

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

2005	$	44,009
2006		43,644
2007		27,444
2008		27,444
2009		27,444
	$	169,985

Note 6: Employee Benefit Plans

On January 1, 1995, the Company adopted an employee savings plan (the Plan) which qualifies under Section 401(k) of the Internal Revenue Code. To become an eligible participant, an employee must complete one year of service and attain age 21. Eligible employees may elect to defer a portion of their compensation and contribute this amount to the Plan. The Company may make matching contributions to the Plan equal to a discretionary percentage of the employee compensation deferrals. At the discretion of the Board of Directors, the Company may also make a contribution to the Plan for the benefit of all eligible employees. Employer contributions are subject to a six-year vesting period. Contributions by the Division were $28,396 and $19,257 for the years ended August 31, 2004 and 2003, respectively.

The Company has a non-qualified profit sharing plan for substantially all employees. The profit sharing expense allocated to the Division totaled $227,578 and $143,893 for the years ended August 31, 2004 and 2003, respectively.

Note 7: Segment Information

The Division is comprised of two operating segments, the division of RHS, Inc. and Outback Canada, Inc. that comprise the Outback operations. Outback Canada, Inc. is a wholly owned subsidiary of RHS, Inc. Below is key segment information reconciled to the totals reflected in these Divisional statements:

	August 31, 2004		2003	
Total Assets				
Outback Canada, Inc.	$	617,571	$	441,741
RHS Outback Division		6,345,741		3,785,156
Total reflected in division financial statement	$	6,963,312	$	4,226,897

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

All of the Divisions' intangible assets are included with the RHS Outback Division.

	August 31, 2004	August 31, 2003
Total Revenues		
Outback Canada, Inc.	$ 5,033,262	$ 4,485,091
RHS Outback Division	14,921,299	9,712,048
Total reflected in division financial statement	$ 19,954,561	$ 14,197,139

	August 31, 2004	August 31, 2003
Total Income		
Outback Canada, Inc.	$ 130,252	$ 123,995
RHS Outback Division	2,172,518	784,932
Total reflected in division financial statement	$ 2,302,770	$ 908,927
Depreciation	$ 26,384	$ 17,471
Capital expenditures	80,211	12,189

Outback Canada, Inc. sells all of the Outback product lines discussed in Note 1. The functional currency for all transactions is the United States dollar and the foreign currency transaction gains are immaterial to the financial statements.

The Division's two operating segments are also the geographic segments in which it operates, with revenues and capital assets of Outback Canada, Inc. principally attributable to Canada and revenues and capital assets of RHS Outback Division principally attributable to the United States.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Significant Product Lines

The Company's 'Outback S' product line accounted for approximately 69% and 81% of the Division's sales for the years ended August 31, 2004 and 2003, respectively. The Company's 'Outback 360' product line accounted for approximately 9% and 14% of the Division's sales for the

years ended August 31, 2004 and 2003, respectively. The Company's 'Edrive' product line accounted for approximately 16% and 0% of the Division's sales for the years ended August 31, 2004 and 2003, respectively.

Outback Division of RHS, Inc.
Notes to Financial Statements
August 31, 2004 and 2003

Significant Vendor Relationship

The Company has entered into exclusive agreements with CSI Wireless, Inc. to supply the major components of the Division's product lines. Under the terms of the agreements, the Division of the Company markets and distributes the Division's product lines custom-manufactured by the vendor. As of August 31, 2004, the Company has a firm purchase commitment to buy $20,768,500 of the Division's products from the vendor over the next 14 months. At August 31, 2004 and 2003, respectively, the Division had $605,561 and $294,817 in accounts payable for products purchased from this vendor. At August 31, 2004 and 2003, the Division had $487,650 and $333,165, respectively, in accounts receivable for products under warranty with this vendor.

Significant Estimates

From December 2000 to February 2004, the Division of the Company sold separate extended service plans on its product lines. The revenues and related commissions are recognized as revenue and expenses on a straight-line basis over the life of the plans (36 months). The Company also has warranty costs under its product lines. The related warranty costs charged to the Division operations totaled $357,230 and $167,888 for the years ended August 31, 2004 and 2003, respectively. The Division's warranty accruals at August 31, 2004 and 2003 were $187,938 and $109,730, respectively. Management believes the accruals are adequate; however, actual warranty charges could differ materially from these estimates.

Contingency

In September 2002, the Company, along with CSI Wireless, Inc., was named as a party to a patent infringement lawsuit related to the Division's product lines. It is the Company's position that neither it nor any of the other defendants has infringed the patent involved in the lawsuit by making, using, selling or offering to sell the Division's product lines. The Company will vigorously defend itself against any liability that might result from this litigation. There was no loss accrual recorded at August 31, 2004 or 2003, as management does not anticipate the amount of loss, if any, will materially affect the financial condition of the Division of the Company; however, material actual losses could be incurred. The ultimate outcome of this litigation and its impact on the Division of the Company are unknown at this time. The U.S. Patent and Trademark Office re-examined the patent at the request of the Division and CSI Wireless, Inc. and, on June 27, 2005, advised that the patent was being reissued in an amended form. The Division believes its legal position is enhanced by the amendments made to the patent and will continue to defend its position in this matter.

Note 9: Reconciliation to Canadian Generally Accepted Accounting Principles ("GAAP")

The financial statements of the Outback Division of RHS, Inc. have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The material differences between the accounting policies used by the Outback Division of RHS, Inc. under U.S. GAAP and Canadian GAAP are disclosed below in compliance with rules and policies of applicable securities regulatory authorities in Canada.

Under Canadian GAAP, the net income and net cash flow figures for the years ended August 31, 2004 and 2003, and balance sheets and statements of divisional equity as of August 31, 2004 and 2003 are the same as under U.S. GAAP.

Outback Division of RHS, Inc.

Notes to Financial Statements

August 31, 2004 and 2003

Additional Disclosures

The following additional disclosures are required in the financial statement for it to be in accordance with Canadian GAAP.

Related Party Transactions

As described in Note 8, the Division has purchased products from CSI Wireless, Inc., its ultimate owner as a result of the transaction described in Note 1, during the years ended August 31, 2004 and 2003. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established by the related parties. The balances due to and due from CSI are non-interest bearing and under normal credit terms and have arisen from the purchases of products and products under warranty.

The interdivisional payables are non-interest bearing and are due on demand.

Financial Instruments

Financial instruments consist of recorded amounts of accounts receivable, accounts payable and current liabilities and long-term debt.

The Outback Division of RHS, Inc. is exposed to the following risks in respect of certain of the financial instruments held:

i. Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Outback Division of RHS, Inc. is exposed to credit risk from customers. However, the Outback Division of RHS, Inc. has a significant number of customers, which minimizes the concentration of credit risk.

ii. Interest risk rate

The Outback Division of RHS, Inc. is exposed to interest rate price risk on its long-term debt, as this liability has fixed interest rates.

Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

In Canadian GAAP, some of the accounting terms used differs from U.S. GAAP. The following is a summary:

Canadian GAAP	U.S. GAAP
Amortization on property and equipment	Depreciation on property and equipment
Capital assets	Fixed assets

Outback Division of RHS, Inc.

Accountants' Report and Financial Statements

Seven-Month Interim Periods Ended

March 31, 2005 and 2004

BKD LLP

Outback Division of RHS, Inc.
Seven-Month Interim Periods Ended
March 31, 2005 and 2004

Contents

Independent Accountants' Report **1**

Financial Statements

Balance Sheets 2

Statements of Income 3

Statements of Divisional Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

BKD LLP

Independent Accountants' Report

Board of Directors
RHS, Inc.
Hiawatha, Kansas

We have reviewed the accompanying balance sheets of the Outback Division of RHS, Inc. as of March 31, 2005 and 2004, and the related condensed statements of income, divisional equity and cash flows for the seven-month periods then ended. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ **BKD, LLP**

June 24, 2005, except for Note 8 as to which
the date is June 27, 2005
Kansas City, Missouri

Outback Division of RHS, Inc.

Balance Sheets

March 31, 2005 and 2004

Assets

	2005	2004
Current Assets		
Accounts receivable, net of allowance; 2005 – $10,000, 2004 – $8,000	$ 1,685,341	$ 921,078
Interdivisional receivable	1,656,909	264,322
Inventories	8,028,971	3,121,064
Prepaid expenses and other	135,516	149,745
Total current assets	11,506,737	4,456,209
Property and Equipment, at cost		
Leasehold improvements	51,105	51,105
Machinery, equipment and vehicles	362,788	280,352
Office furniture and equipment	167,881	139,537
	581,774	470,994
Less accumulated depreciation and amortization	209,122	100,769
	372,652	370,225
Other Assets		
Intangible assets, at cost, less accumulated amortization	1,056,979	184,806
Other	45,511	142,582
	1,102,490	327,388
	$ 12,981,879	$ 5,153,822

See Notes to Financial Statements

Liabilities and Divisional Equity

	2005	2004
Current Liabilities		
Accounts payable	$ 6,392,966	$ 1,684,838
Current portion of long term debt	419,192	46,432
Accrued commissions	962,584	559,024
Foreign taxes payable	59,355	9,655
Accrued warranty	363,107	214,478
Deferred revenue	369,543	583,546
Total current liabilities	8,566,747	3,097,973
Long Term Debt	683,994	74,538
Deferred Revenue	182,014	713,222
Divisional Equity	3,549,124	1,268,089
	$ 12,981,879	$ 5,153,822

Outback Division of RHS, Inc.

Divisional Statements of Income
Seven-Month Interim Periods Ended
March 31, 2005 and 2004

	2005	2004
Net Sales	$ 12,484,468	$ 10,826,954
Cost of Goods Sold	5,595,337	4,653,988
Gross Profit	6,889,131	6,172,966
Sales, Marketing and Administrative Department Expenses	6,516,026	5,799,086
Operating Income Before Interest Expense and Provision for Foreign Taxes	373,105	373,880
Interest Expense	30,478	—
Income Before Provision for Foreign Taxes	342,627	373,880
Provision for Foreign Taxes	5,200	14,718
Net Income	$ 337,427	$ 359,162

See Notes to Financial Statements

Outback Division of RHS, Inc.
Statements of Divisional Equity
Seven-Month Interim Periods Ended
March 31, 2005 and 2004

	2005	2004
Balance, Beginning of Period	$ 3,211,697	$ 908,927
Net income	337,427	359,162
Balance, End of Period	$ 3,549,124	$ 1,268,089

Outback Division of RHS, Inc.

Statements of Cash Flows

Seven-Month Interim Periods Ended

March 31, 2005 and 2004

	2005	2004
Operating Activities		
Net income	$ 337,427	$ 359,162
Items not requiring cash		
Depreciation and amortization	69,157	59,599
Changes in		
Accounts receivable	322,749	245,448
Inventories	(4,503,523)	(789,099)
Other assets	18,420	(77,833)
Accounts payable	5,573,541	1,348,451
Accrued commissions	832,861	495,876
Deferred revenue	(359,342)	(209,281)
Other current liabilities	128,029	14,825
Net cash provided by operating activities	2,419,319	1,447,148
Investing Activities		
Purchases of property and equipment	(19,373)	(100,718)
Purchases of intangible assets	(249,088)	—
Changes in interdivisional receivable	(1,656,909)	(264,322)
Net cash used in investing activities	(1,925,370)	(365,040)
Financing Activities		
Payments on long term debt	(310,506)	(30,701)
Proceeds from long term debt	281,902	—
Changes in interdivisional payable	(465,345)	(1,051,407)
Net cash used in financing activities	(493,949)	(1,082,108)
Decrease in Cash	—	—
Cash, Beginning of Period	—	—
Cash, End of Period	$ —	$ —
Supplemental Cash Flows Information		
Interest paid	$ 30,478	$ —
Foreign taxes paid	52,340	104,641

Outback Division of RHS, Inc.

Notes to Financial Statements

March 31, 2005 and 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Basis of Preparation

Effective April 8, 2005, certain assets comprising the Outback Division (the Division) were purchased by Satloc LLC from RHS Inc. (the Company) pursuant to the Asset Purchase Agreement (the Agreement) between such parties. Satloc LLC is a wholly owned subsidiary of CSI Wireless, Inc. (CSI) an Alberta corporation. Prior to the purchase date, the Division was operated by the Company together with other business activities that were not purchased by Satloc LLC and which remain a part of the Company following April 8, 2005. These financial statements have been prepared as required by Canadian securities regulations to "carve out" the assets and liabilities directly related to the Division at March 31, 2005 and 2004, and the revenues, costs and expenses directly related to the Division for the seven-month interim periods ended March 31, 2005 and 2004.

The financial statements reflect all adjustments that are, in the opinion of RHS, Inc.'s management, necessary to fairly present the financial position, results of operations and cash flows of the Division. Those adjustments consist only of normal recurring adjustments. The results of operations for the seven-month interim periods ended March 31, 2005 and 2004 are not necessarily indicative of the results to be expected for the full year due to the cyclical nature of the Division's products.

The sale of the Division's assets to Satloc LLC included all of the Company's rights, title and interest in and to the following:

- Working capital related to the Division; including inventory, prepaid expenses and any other related current assets less accounts payable and any other related current liabilities;
- Furniture, office equipment and computer equipment located in the Division's sales offices;
- Products; product designs and documentation, including marketing materials, packaging designs, support documentation, drawings, bills of material, production documentation and other product-related documentation of the Division;
- All inventions and improvements related to the Division and its operations;
- Trademarks, trade styles, worldwide trade names and brands and all related applications and registrations of the Division;
- Patents, patent applications, patent rights and design patent rights used in the Division's operations;
- All product development agreements and related rights associated with the Division;
- All customer product supply, service and distribution agreements related to the Division;
- Worldwide customer lists, including the Division's customer database for North America and all distributors and sales agents;
- Marketing and distribution assets; including the Division's website, internet addresses, domain names, e-commerce systems, distribution network and promotional materials;
- All necessary and confidential information regarding the Division and its operations;
- Computer information system and its related computer programs of the Division;

- Sales and marketing operations and procedures of the Division;
- Manufacturing and quality control operations and procedures of the Division;
- Copies of all records, books and files; including computer files and storage media of the Division;
- All real property leases, licenses and operating leases of the Division; including the premise lease, sales office leases, computer information system lease, vehicle leases and other equipment leases;
- Agreements made by or on behalf of the Company whereby employees, contractors, other agents and third parties confirm or assign ownership of intellectual property to the Company; agree not to compete with the Company or solicit employees, customers or suppliers of the Company;
- All other intellectual property considered significant to the Division, as indicated in the Agreement.

Purchase by Satloc LLC

Effective April 8, 2005, Satloc LLC purchased certain assets of the Division, as outlined above, for the following: a $10,650,000 promissory note, 4,400,000 common shares of CSI, earn-out warrants of 2,100,000 of CSI shares and $201,830 in cash. The purchase price is subject to adjustment based on certain conditions in the purchase agreement, the most significant of which are the working capital adjustment, purchase price adjustment and computer price adjustment. The Outback Business assets to be purchased include net working capital of approximately $2 million comprised of inventory, net of accounts payable, certain fixed assets, product brands, trade names, intellectual property, the internet-based fulfillment system, information systems and other related Outback assets. CSI will also assume the office lease for each of the Outback sales offices. The ultimate cash component of the purchase price is subject to certain adjustments at closing.

The 4,400,000 CSI common shares issued will be subject to a time release escrow over a three-year period and 450,000 shares are subject to hold back against certain claims that may arise for which CSI has been indemnified. The additional earn-out warrants for 2,100,000 shares will be issued to RHS if the Outback Division achieves certain revenue growth and profitability targets in 2005, 2006 and 2007.

During the periods covered by the financial statements, the Division's operations were conducted as an integral part of the Company's operations. These financial statements have been "carved out" of the Company financial statements to reflect the assets and liabilities directly related to the Division and the revenues, costs and expenses directly related to the Division's operations. The financial statements have been prepared from the books, records and accounts of the Company on the basis of established accounting methods, policies, practices and procedures and based on judgments and estimations made by the management of the Company.

Principles of Divisional Financial Statements

The accounts of the Division of the Company and Outback Canada, Inc. (the Company's wholly owned subsidiary) are included in these divisional financial statements. There are significant allocations and assumptions that were required to prepare these divisional financial statements. Where assets, liabilities, revenues, costs and expenses are not directly related to the Division, the principal assumptions and allocations used by management in the preparation of these divisional financial statements are as follows:

Cash and Bank Indebtedness

Cash of the Company has been managed on a combined basis with balances not directly attributed to the Division. Therefore, cash balances have not been included in these divisional financial statements. The net change in cash balances during the periods of these financial statements are reflected in the interdivisional account. Bank indebtedness has been included within the financial statements for balances directly attributed to the Division. All other bank indebtedness not directly attributed to the Division is not included within these financial statements.

Fixed Assets

Fixed assets included in these divisional financial statements represent the categories of fixed assets that were sold by the Company with the Division. For fixed assets that are to be retained by the Company, but have been used by the Division during the period of these financial statements, the appropriate share of depreciation on such fixed assets has been included in the expenses of the Division as a lease charge from the Company.

Revenues and Cost of Sales

Revenues and cost of sales have been accounted for directly by the Company; therefore, no allocation is required in determining these amounts.

Sales, Marketing and Administrative Department Expenses

The Company staff in sales, marketing and administration has provided service to the Division and to other business activities of the Company. Certain expense categories are directly attributable to the Division or to the other business activities and are directly allocated. Where expense categories are not directly attributable to either business, such expenses were allocated to the business activities based on an analysis of the time spent by the employees in each department on each of the business activities. As detailed time tracking was not maintained during the periods covered by these financial statements, the time analysis was completed by the Company management.

The costs allocated to the Division are not necessarily indicative of the costs that would have been incurred had the Division performed those functions as a stand-alone entity nor are they indicative of cost that will be charged or incurred in the future.

Nature of Operations

The Outback Division (the Division) of RHS, Inc. (the Company) sells global positioning systems (GPS), including guidance products and components primarily for agricultural applications. The Company has two primary product lines – Outback (the Division) and the Bestway Sprayer Systems (Bestway). During October 2001, Outback Canada, Inc. was incorporated and began operations to promote, sell and distribute the Company's product lines in Canada. Customers are located throughout the mid-western and eastern United States, parts of Canada, Australia and South America. Credit is granted to all qualified customers of the Division.

Revenue Recognition

Revenue from the sale of the Division's products is recognized as products are shipped to customers. The Division's revenue from extended service plans sold separately on its product line is recognized as revenue on a straight-line basis over the lives of the plans (36 months).

Outback Division of RHS, Inc.
Notes to Financial Statements
March 31, 2005 and 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers, net of anticipated discounts. The Division provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Inventory Pricing

Inventories are stated at the lower of cost or market. Cost has been determined on the first-in, first-out basis. Market is based upon realizable value less allowance for selling and distribution expenses and normal gross profit.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is computed using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation on the Division's property and equipment charged to operations for the seven-month interim periods ended March 31, 2005 and 2004 was $62,653 and $50,849, respectively.

Intangible Assets

Intangible assets, principally comprised of internally developed software, are recorded at cost less accumulated amortization and are amortized over five years on a straight-line basis once they become functional. Management evaluates the value of the unamortized portion of intangible assets annually. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value.

Fair Value of Financial Instruments

The carrying amounts for cash, accounts receivable and current liabilities are reasonable estimates of their fair values. Additional information about the fair value of long-term debt is contained in Note 4.

Income Taxes

The stockholders of the Company have elected to be taxed under Subchapter S of the Internal Revenue Code whereby stockholders are liable for federal and state income taxes on their respective shares of the Company's taxable income. Accordingly, no provision for federal and state income taxes has been included in the divisional financial statements relating to the Division. For the seven-month interim periods ended March 31, 2005 and 2004, the provisions for foreign taxes represent taxes due on Outback Canada, Inc.'s taxable income. There are no significant deferred income taxes resulting from the Canadian operations.

Advertising Costs

Advertising costs are charged to operations when incurred and totaled $552,075 and $482,298 for the seven-month interim periods ended March 31, 2005 and 2004, respectively.

Shipping and Handling Costs

Shipping and handling costs of $32,875 and $22,292 for seven-month interim periods ended March 31, 2005 and 2004, respectively, are included in cost of goods sold.

Product Warranties

The Division generally provides a three-year warranty for its Outback products, which is accrued for as warranty expense over the three-year period during which the related income is being recognized for any warranty contracts sold separately. For any warranty provided as a part of the sale of an Outback unit, the estimated warranty liability is recorded at the time of sale. The warranty expense accrual is based upon historical warranty experience and management's judgment of existing facts.

Activity in the accrued warranty accounts for the seven-month interim periods ended March 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance	$ 187,937	$ 109,730
Changes in liability for product warranties issued	302,973	211,089
Payments made under warranties, parts replaced or scrapped, etc.	(127,803)	(106,341)
Ending balance	$ 363,107	$ 214,478

Note 2: Inventories

	2005	2004
Raw materials	$ 3,999,857	$ 2,026,764
Finished goods	3,996,898	1,082,942
Goods purchased for resale	157,216	111,358
	8,153,971	3,221,064
Less reserve for obsolescence	125,000	100,000
Total inventories	$ 8,028,971	$ 3,121,064

Note 3: Intangible Assets

The carrying basis of recognized intangible assets was $1,056,979 and $184,806 at March 31, 2005 and 2004, respectively. The related accumulated amortization at March 31, 2005 and 2004 was $36,504 and $23,750, respectively.

The amortization on intangible assets charged to operations was $6,504 and $8,750 for the seven-month interim periods ended March 31, 2005 and 2004, respectively.

During the seven-month interim period March 31, 2004, the Company began to develop a new business and accounting software. The carrying basis of recognized intangible assets was $1,052,333 and $167,406 at March 31, 2005 and 2004, respectively and no amortization had been taken since the software was not yet placed in service. Once functional, the software will be amortized over five years on a straight-line basis.

Note 4: Long Term Debt

	2005	2004
7.75% note, payable in monthly installments of $37,465 including interest, with final payment due August 2007, collateralized by computer hardware and software and personal guarantees by the Company's stockholders	$ 940,358	$ —
Various other notes payable individually less than $40,000	162,828	120,970
	1,103,186	120,970
Less current portion	419,192	46,432
Non-current portion	$ 683,994	$ 74,538

Aggregate annual maturities for long-term debt at March 31, 2005 are as follows:

2006	$ 436,278
2007	490,120
2008	176,788
	$ 1,103,186

The fair value of the Division's long-term debt approximates the carrying value of the Division's current loans. The current loans have interest rates, similar terms and maturities as those that are currently available to the Division.

Note 5: Operating Leases

The Company is obligated under certain operating lease arrangements for property and equipment. In addition, the Company has certain property and equipment that it owns and allocates certain internal rental charges to its divisions as discussed in the allocations and assumptions section of footnote 1. In conjunction with these external operating leases and the internal leases, total rental expense allocated to the Division for the seven-month interim periods ended March 31, 2005 and 2004 was $53,226 and $56,380, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

2006	$	45,000
2007		35,550
2008		28,000
2009		28,000
2010		12,000
	$	148,550

Note 6: Employee Benefit Plans

On January 1, 1995, the Company adopted an employee savings plan (the Plan) which qualifies under Section 401(k) of the Internal Revenue Code. To become an eligible participant, an employee must complete one year of service and attain age 21. Eligible employees may elect to defer a portion of their compensation and contribute this amount to the Plan. The Company may make matching contributions to the Plan equal to a discretionary percentage of the employee compensation deferrals. At the discretion of the Board of Directors, the Company may also make a contribution to the Plan for the benefit of all eligible employees. Employer contributions are subject to a six-year vesting period. Contributions by the Division were $16,610 and $18,827 for the seven-month interim periods ended March 31, 2005 and 2004, respectively.

The Company has a non-qualified profit sharing plan for substantially all employees. The profit sharing expense allocated to the Division totaled $128,665 and $69,059 for the seven-month interim periods ended March 31, 2005 and 2004, respectively.

Note 7: Segment Information

The Division is comprised of two operating segments, the division of RHS, Inc. and Outback Canada, Inc., which comprise the Outback operations. Outback Canada, Inc. is a wholly owned subsidiary of RHS, Inc. Below is key segment information reconciled to the totals reflected in these Divisional statements:

	March 31, 2005	March 31, 2004
Total Assets		
Outback Canada, Inc.	$ 1,354,171	$ 636,033
RHS Outback Division	11,627,708	4,517,789
Total reflected in division financial statement	$ 12,981,879	$ 5,153,822

All of the Divisions' intangible assets are included with the RHS Outback Division.

	Period Ended March 31, 2005	Period Ended March 31, 2004
Total Revenues		
Outback Canada, Inc.	$ 3,038,567	$ 2,124,956
RHS Outback Division	9,445,901	8,701,998
Total reflected in division financial statement	$ 12,484,468	$ 10,826,954

	March 31, 2005	March 31, 2004
Net Income		
Outback Canada, Inc.	$ (22,782)	$ 31,032
RHS Outback Division	360,209	328,130
Total reflected in division financial statement	$ 337,427	$ 359,162
Depreciation	$ 18,145	$ 18,165
Capital expenditures	5,921	62,489

Outback Canada, Inc. sells all of the Outback product lines discussed in *Note 1*. The functional currency for all transactions is the United States dollar and the foreign currency transaction gains are immaterial to the financial statements.

The Division's two operating segments are also the geographic segments in which it operates, with revenues and capital assets of Outback Canada, Inc. principally attributable to Canada and revenues and capital assets of RHS Outback Division principally attributable to the United States.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Significant Product Lines

The Company's 'Outback S' product line accounted for approximately 61% and 68% of the Division's sales for the seven-month interim periods ended March 31, 2005 and 2004, respectively. The Company's 'Outback 360' product line accounted for approximately 8% and 9% of the Division's sales for the seven-month interim periods ended March 31, 2005 and 2004, respectively. The Company's 'Outback Edrive' product line accounted for approximately 28% and 18% of the Division's sales for the seven-month interim periods ended March 31, 2005 and 2004, respectively.

Significant Vendor Relationship

The Company has entered into exclusive agreements with CSI Wireless, Inc. to supply the major components of the Division's product lines. Under the terms of the agreements, the Division of the Company markets and distributes the Division's product lines custom-manufactured by the vendor. As of August 31, 2004, the Company has a firm purchase commitment to buy $20,768,500 of the Division's products from the vendor over the next 14 months. At March 31, 2005 and 2004, respectively, the Division had $5,806,412 and $1,244,653 in accounts payable for products purchased from this vendor. At March 31, 2005 and 2004, the Division had $259,844 and $284,006, respectively, in accounts receivable for products under warranty with this vendor.

Significant Estimates

From December 2000 to February 2004, the Division of the Company sold separate extended service plans on its product lines. The revenues and related commissions are recognized as revenue and expenses on a straight-line basis over the life of the plans (36 months). The Company also has warranty costs under its product lines. The related warranty costs charged to the Division operations totaled $302,973 and $211,089 for the seven-month interim periods ended March 31, 2005 and 2004, respectively. The Division's warranty accruals at March 31, 2005 and 2004 were $363,107 and $214,478, respectively. Management believes the accruals are adequate; however, actual warranty charges could differ materially from these estimates.

Contingency

In September 2002, the Company, along with CSI Wireless, Inc., was named as a party to a patent infringement lawsuit related to the Division's product lines. It is the Company's position that neither it nor any of the other defendants has infringed the patent involved in the lawsuit by making, using, selling or offering to sell the Division's product lines. The Company will vigorously defend itself against any liability that might result from this litigation. There was no loss accrual recorded at August 31, 2004 or 2003, as management does not anticipate the amount of loss, if any, will materially affect the financial condition of the Division of the Company; however, material actual losses could be incurred. The ultimate outcome of this litigation and its impact on the Division of the Company are unknown at this time. The U.S. Patent and Trademark Office re-examined the patent at the request of the Division and CSI Wireless, Inc. and, on June 27, 2005, advised that the patent was being reissued in an amended form. The Division believes its legal position is enhanced by the amendments made to the patent and will continue to defend its position in this matter.

Note 9: Reconciliation to Canadian Generally Accepted Accounting Principles ("GAAP")

The financial statements of the Outback Division of RHS, Inc. have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The material differences between the accounting policies used by the Outback Division of RHS, Inc. under U.S. GAAP and Canadian GAAP are disclosed below in compliance with rules and policies of applicable securities regulatory authorities in Canada.

Under Canadian GAAP, the net income and net cash flow figures for the seven-month interim periods ended March 31, 2005 and 2004, and balance sheets and statements of divisional equity as of March 31, 2005 and 2004 are the same as under U.S. GAAP.

Additional Disclosures

The following additional disclosures are required in the financial statement for it to be in accordance with Canadian GAAP.

Related Party Transactions

As described in Note 8, the Division has purchased products from CSI Wireless, Inc., its ultimate owner as a result of the transaction described in Note 1, during the seven-month interim periods ended March 31, 2005 and 2004. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established by the related parties. The balances due to and due from CSI are non-interest bearing and under normal credit terms and have arisen from the purchases of products and products under warranty.

The interdivisional payables are non-interest bearing and are due on demand.

Financial Instruments

Financial instruments consist of recorded amounts of accounts receivable, accounts payable and current liabilities and long-term debt.

The Outback Division of RHS, Inc. is exposed to the following risks in respect of certain of the financial instruments held:

iii. Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Outback Division of RHS, Inc. is exposed to credit risk from customers. However, the Outback Division of RHS, Inc. has a significant number of customers, which minimizes the concentration of credit risk.

iv. Interest risk rate

The Outback Division of RHS, Inc. is exposed to interest rate price risk on its long-term debt, as this liability has fixed interest rates.

Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

In Canadian GAAP, some of the accounting terms used differs from U.S. GAAP. The following is a summary:

Canadian GAAP	U.S. GAAP
Amortization on property and equipment	Depreciation on property and equipment
Capital assets	Fixed assets

123

csi wireless

August 15, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité de marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject: **CSI Wireless**

We confirm the following material was sent by pre-paid mail on August 11, 2005 to the registered shareholders of the common shares of the subject Corporation:

1. Interim Report for period ending June 30, 2005

We are also confirming a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators National Instrument 54-101.

We are providing this material to you as the subject corporation, in compliance with regulations made under the Securities Act.

Yours truly,
CSI Wireless Inc.

"Signed by"
Tracy Bedard
Executive Assistant

124

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless receives $5.1M from exercise of warrants

Calgary, Alberta – Aug. 9, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today announced that warrants issued as part of a private placement have been exercised by warrant-holders – resulting in the issuance of 2,556,619 common shares and the receipt of proceeds of approximately $5.1 million.

Under a private placement announced on August 11, 2003, one warrant was issued to subscribers with each of the 3,305,750 units purchased. Each full warrant entitled the warrant-holder to acquire one common share for $2.00 between the date the warrant was issued and its expiry date of August 8, 2005. All warrants issued in connection with the private placement have now been exercised.

The cash will increase the Company's working capital and further strengthen the Company's balance sheet. At June 30, 2005, CSI held $15.1 million of cash.

Following the issuance of the common shares associated with the exercised warrants, the Company has 45,846,507 common shares issued and outstanding.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff	Cory Pala	Jeff Adams
President & CEO	Investor Relations	Public Relations Manager
CSI Wireless Inc.	E-vestor Communications Inc.	CSI Wireless Inc.
403-259-3311	416-657-2400	403-259-3311/615-8747 (cell)
	cpala@evestor.com	jadams@csi-wireless.com

125

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless' new Asset-Link™ products win carrier approvals, attract $1M+ of initial sales

Digital Asset-Link 410 and analog Asset-Link 150 employ CSI's latest Telematics platform

Calgary, Alberta – Aug. 16, 2005 – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that its newest Telematics products – the Asset-Link™ 410 and Asset-Link™ 150 – have received approval from four major cellular carriers for use on their networks, while also generating in excess of $1 million of initial sales.

Rogers Wireless in Canada, Telefonica in Latin America, and reseller KORE Wireless have tested and approved the Asset-Link 410, while Aeris.net and its Microburst® network have tested and approved the Asset-Link 150. Approval processes involving other major North American carriers are also under way.

The Asset-Link 410 is the first digital member of CSI's industry-proven Asset-Link product line. It utilizes GSM-GPRS/SMS technology to meet North America's escalating demand for higher bandwidth applications, including frequent updates of fleet-vehicle operational information.

The analog-based Asset-Link 150 utilizes Aeris.net's popular low-cost MicroBurst® cellular network, and is designed for a wide range of applications – including trucking fleets, rental fleets, transit and other municipal vehicles, heavy equipment management and stolen vehicle recovery.

The Asset-Link 410 and Asset-Link 150 feature CSI's newest Telematics platform and offer significant improvements over their Asset-Link predecessors:

- A much wider range of "customizable" tracking and monitoring functions, including location, speed, odometer, sensor monitoring, relay control, scheduled report, data log and geofencing
- As many as 16 inputs and outputs to connect to sensors, relays, device controls, etc., for monitoring and tracking applications
- Faster speed-to-market, thanks to a complete set of development tools and a proven solution, backed by a company with industry-leading vehicle tracking and asset management experience
- Even more accurate positioning, combined with monitoring and reporting of pre-determined events and real-time conditioning

"The Asset-Link 410 and Asset-Link 150 are generating widespread industry interest due to many factors including their highly configurable feature sets," said Stephen Verhoeff, CSI's President and CEO. "In addition to the more than $1 million of sales orders we are announcing today, several more new customers are at various stages of integration and testing with our Asset-Link products, and are expected to place production-volume orders as their own products are commercialized."

For more information about the Asset-Link 410 and Asset-Link 150, please go to http://www.csi-wireless.com/products/am_asset_link.php.

CSI's Asset-Link product line – and its Fleet-Link™ line that is designed specifically for tracking truck trailers – enable users to achieve strong returns on investment through operational efficiencies such as:

- Lowering fuel and maintenance costs by monitoring speeding and excessive idling
- Increasing fleet efficiency/productivity by monitoring vehicles' "stop time" during service calls
- Controlling "moonlighting," "side trips" and other unauthorized use of vehicles
- Reducing accident rates by making drivers more aware of their driving habits
- Monitoring a variety of engine operation factors for more efficient equipment utilization and maintenance scheduling

"Our expanding Asset-Link and Fleet-Link lines, together with our extensive applications experience, have positioned CSI as a leader in Telematics markets," Mr. Verhoeff said.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture, Telematics and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Jeff Adams
Public Relations Manager
CSI Wireless Inc.
403-259-3311/615-8747 (cell)
jadams@csi-wireless.com